
15005907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany**
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG's Annual Review 2014 and Financial Report 2014. This Report on Form 6-K is being filed in paper format pursuant to Regulation S-T Rule 101(b)(1). This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Annual Review 2014.

Exhibit 99.2: Financial Report 2014.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders , IBIT attributable to Deutsche Bank shareholders (adjusted)	Income (loss) before income taxes
Average active equity	Average shareholders' equity
Pre-tax return on average active equity	Pre-tax return on average shareholders' equity
Post-tax return on average active equity, Post-tax return on average active equity (adjusted)	Post-tax return on average shareholders' equity
Tangible book value	Total shareholders' equity (book value)
Net revenues (adjusted)	Net revenues
Adjusted cost base	Noninterest expenses
Cost/income rate (adjusted)	Cost/income ratio

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes as of December 31, 2014 and set forth in the exhibits under the regulation on prudential requirements for credit institutions and investment firms ("CRR") and the Capital Requirements Directive 4 ("CRD 4") implementing Basel 3, which were published on June 27, 2013 and which apply on and after January 1, 2014. CRR/CRD 4 provides for "transitional" rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased-out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures as of December 31, 2014 set forth in the exhibits reflect these transitional rules.

We also set forth in the exhibits such CRR/CRD 4 measures on a "fully loaded" basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors' assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

Because CRR/CRD 4 was not yet applicable prior to January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof were calculated for regulatory purposes as of December 31, 2013 under the previously applicable the Basel 2.5 capital rules. We also set forth in several places such measures as of December 31, 2013 under a pro forma application of CRR/CRD 4, both on a transitional and a fully loaded basis. Because CRR/CRD 4 was not yet applicable as of such date, such measures are non-GAAP financial measures.

Please refer to pages 4 and 5 of our 2014 Annual Report on Form 20-F for a description of our use of these non-GAAP financial measures, including references to where in the 2014 Annual Report on Form 20-F such non-GAAP financial measures are reconciled to the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules, as applicable).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 20, 2015

By: ______________________
Name: Karin Dohm
Title: Managing Director

By: ______________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel


Deutsche Bank
Leveraging strengths,
rising to the challenges,
earning trust
Annual Review 2014
Passion to Perform

Deutsche Bank

The Group at a glance	2014	2013
Share price at period end[1]	€24.99	€33.07
Share price high[1]	€38.15	€36.94
Share price low[1]	€22.66	€28.05
Basic earnings per share[2]	€1.34	€0.64
Diluted earnings per share[2]	€1.31	€0.62
Average shares outstanding, in m., basic[2]	1,242	1,045
Average shares outstanding, in m., diluted[2]	1,269	1,073
Pre-tax return on average shareholders' equity	5.0%	2.6%
Pre-tax return on average active equity	5.1%	2.6%
Post-tax return on average shareholders' equity	2.7%	1.2%
Post-tax return on average active equity	2.7%	1.2%
Cost/income ratio[3]	86.7%	89.0%
Compensation ratio[4]	39.2%	38.6%
Noncompensation ratio[5]	47.5%	50.3%

in €m.	2014	2013
Total net revenues	31,949	31,915
Provision for credit losses	1,134	2,065
Total noninterest expenses	27,699	28,394
Income before income taxes	3,116	1,456
Net income	1,691	681

in €bn.	Dec 31, 2014	Dec 31, 2013
Total assets	1,709	1,611
Total shareholders' equity	68.4	54.7
Book value per basic share outstanding	€49.32	€50.80[2]
Tangible book value per basic share outstanding	€38.53	€37.87[2]
Common Equity Tier 1 capital ratio (CRR/CRD 4)[6]	15.2%	12.8%
Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded)[6]	11.7%	12.8%
Tier 1 capital ratio (CRR/CRD 4)[6]	16.1%	16.9%
Tier 1 capital ratio (CRR/CRD 4 fully loaded)[6]	12.9%	16.9%

Number	Dec 31, 2014	Dec 31, 2013
Branches	2,814	2,907
thereof in Germany	1,845	1,924
Employees (full-time equivalent)	98,138	98,254
thereof in Germany	45,392	46,377

Long-term rating	Dec 31, 2014	Dec 31, 2013
Moody's Investors Service	A3	A2
Standard & Poor's	A	A
Fitch Ratings	A+	A+

[1] To reflect the capital increase in 2014, the historical share prices up to and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).
[2] All periods have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
[3] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5] Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] Figures presented for 2014 are based on the transitional rules ("CRR/CRD 4") and the full application ("CRR/CRD 4 fully loaded") of the CRR/CRD 4 framework. Figures presented for 2013 are based on "Basel 2.5". The capital ratios relate the respective capital to risk-weighted assets. The 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

The Deutsche Bank Share

Information on the Deutsche Bank share

2014	
Change in total return[1]	(22.46%)
Share in equities trading (Xetra)	9.27%
Average daily trading volume[1]	8.2 million shares
Share price high	€38.15
Share price low	€22.66
Dividend per share	€0.75[2]

As of December 31, 2014	
Issued shares	1,379,273,131
Outstanding shares	1,379,012,949
Share capital	3,530,939,215.36 €
Market capitalization	€34.46 billion
Share price[3]	€24.99
Weighting in the DAX	3.58%
Weighting in the Euro STOXX 50	1.43%

Securities identification codes			
Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra
[2] Proposal for the Annual General Meeting on May 21, 2015
[3] Xetra closing price



Leveraging strengths, rising to the challenges, earning trust

2014 was a challenging year. In an environment of low interest rates, higher geopolitical risks and tighter regulation, Deutsche Bank demonstrated its strengths.

All four core business divisions delivered a solid performance in their markets. Deutsche Bank is the number one private bank for private and commercial clients in Germany and a leader in Europe. Deutsche Bank's investment banking business successfully gained market share. As one of the most renowned providers in the global transaction banking market, the bank succeeded in increasing its business volumes. Asset and Wealth Management now has more than €1 trillion in assets under management.

Deutsche Bank has come a long way since 2012: Today it is a stronger, safer, better balanced and more responsible institution.

We discussed our annual topic "Leveraging strengths, rising to the challenges, earning trust" with our client Jonathan Mariner, Chief Investment Officer, Major League Baseball, New York (pages 16/17); our investor Kamya Somasundaram, Vice President, Global Capital Markets, European Investment Grade, BlackRock, London (pages 32/33); our clients Maria Luisa Cosso, Pinerolo (pages 40/41); and Huashan Xu, Chief Financial Officer and Director, China Hainan Rubber Industry Group Co., Ltd., Haikou (pages 52/53); our colleague Gülabatin Sun, Global Head of Diversity and Inclusion, Deutsche Bank AG, Frankfurt am Main (pages 64/65); our clients Steve Weiner, Group Treasurer, Unilever, London (pages 72/73); and Héctor M. Camacho, Chief Financial Officer, North American Development Bank (NADB), San Antonio (pages 78/79).

Contents

Interview with the Chairmen of the Management Board


»Deutsche Bank is now a stronger, safer, better balanced and more responsible bank.«



€3.1 billion

income before income taxes, more than doubled versus 2013

For the banking industry, what sort of year was 2014?

Fitschen: – 2014 was a year of challenges for banking and for Deutsche Bank. In the global economy, we continued to see a "three-speed world", with leading Asian economies growing strongly and recovery in the U.S. economy accelerating, contrasted with weak growth in the eurozone. Interest rates remained at historically low levels, and regulation of our industry continued to intensify, particularly in connection with capital and leverage. Banks around the world sustained their efforts to resolve legacy litigation matters, and the costs associated with these efforts reached unprecedented levels. In addition, 2014 saw the rise of geopolitical uncertainties, including conflicts in Ukraine and the Middle East. Those uncertainties are still with us today.

Against this backdrop, how did Deutsche Bank perform in 2014?

Jain: – Financial performance improved significantly despite the tough conditions Jürgen described. Revenues were €32 billion, essentially stable versus 2013. Profits grew significantly: Income before income taxes rose from €1.5 billion in 2013 to €3.1 billion, while net income rose from €681 million in 2013 to €1.7 billion. This development reflects the robust performance in our core businesses, a reduction in provisions for credit losses and lower charges relating to legacy litigation matters.

What characterized the performance of Deutsche Bank's core businesses?

Fitschen: – In 2014, for the first time ever, all four core businesses produced pre-tax profits of over €1 billion each – that's a landmark achievement!

€8.5 billion
higher common equity

This contributed to a good balance of earnings between our investment banking business, Corporate Banking and Securities (CB&S), and our other core businesses: Private & Business Clients (PBC), Global Transaction Banking (GTB) and Deutsche Asset & Wealth Management (Deutsche AWM). CB&S pre-tax profits were resilient under challenging conditions at €3.3 billion, while our other core businesses contributed combined pre-tax profits of €3.6 billion – that's an increase of approximately 50% since 2012, the year we launched Strategy 2015+.

In the individual businesses, what drove this performance?
Jain: – CB&S outperformed, gaining market share despite a simultaneous reduction in leverage. PBC performed well in a difficult environment: Revenues were on a par with 2013 despite low interest rates, but profitability was impacted by charges for the reimbursement of loan processing fees and platform investments. GTB faced challenging conditions in Europe but used its global reach to grow business volumes and revenues in the Americas and key Asia Pacific markets. In Deutsche AWM, our intensive restructuring started to pay off: Pre-tax profits exceeded €1 billion, while assets under management surpassed €1 trillion, thanks partly to four consecutive quarters of net new money inflows. That's a turnaround after the outflows of previous years and a vote of confidence from our clients.

Capital is a key element of Deutsche Bank's strategy. What progress did we make in 2014?
Fitschen: – We acted decisively on capital during the year, raising €8.5 billion of common equity in June. By the end of 2014, our fully-loaded Common Equity Tier 1 ratio was 11.7% – up from 9.7% at the beginning of the year, and this ratio has nearly doubled since early 2012. In addition, we made progress in reducing leverage exposure, notably in the fourth quarter, and this helped us improve our leverage ratio to 3.5% by the end of 2014. Furthermore, we raised €4.7 billion of Additional Tier 1 capital in two tranches during the year, which met healthy demand from investors and brought us close to achieving our target of €5 billion more than a year in advance.

In 2014, the European Central Bank, as the new European banking regulator, carried out a Comprehensive Assessment of around 130 eurozone banks. How did Deutsche Bank fare?
Jain: – This exercise was a two-fold validation for Deutsche Bank. The ECB's Stress Test showed that Deutsche Bank possessed one of the largest capital buffers of any eurozone bank in the stress scenarios, even before factoring in our capital increase in June. Furthermore, the Asset Quality Review confirmed the quality of the bank's asset base.

Digitalization is changing the way we bank. Is Deutsche Bank responding?
Fitschen: – Definitely. In PBC, for example, we aim to offer private customers a seamless, multi-channel experience that combines branch service with online access. In 2014, we announced investments of €200 million to digitize our retail platform. We are making it easier for customers to reach us online, for example, with innovations such as fingerprint log-in. During the year, we registered approximately one billion customer log-ins to access

»We are intensifying cooperation across our businesses to present one bank to our clients.«



€200 million

invested in digitalizing the bank

information or carry out transactions via PCs, laptops, tablets or mobile phones – that's up by almost 50% since 2012.

Deutsche Bank aims to put clients at the core of its organization. How are you doing that?
Jain: — In several ways, for example, by intensifying cooperation across our businesses to present one bank to our clients. In 2014, CB&S and Deutsche AWM formed a Corporate Finance Partnership to serve clients they have in common. CB&S and GTB announced investments to enhance coverage of large multinational corporations in the U.S. and made substantial progress with this cooperation during the year. Teamwork between Deutsche AWM and PBC to develop business opportunities led to around 3,000 joint sales initiatives, while our dedicated service for Germany's Mittelstand attracted both new clients and new business volumes last year.

You have stated that cultural change is crucial to restore trust in the banking industry. Did Deutsche Bank sustain that effort in 2014?
Fitschen: — We certainly did. We continued our investments to reinforce our Three Lines of Defense against conduct-related issues, and since we launched this initiative we have added some 700 people to the control units in our businesses. In CB&S, we established our Conduct and Control Group and put some 6,000 people, around 90% of our CB&S staff, through dedicated compliance and risk culture workshops. In Germany, around 400 Managing Directors, approximately 90% of our

total, have now completed two-day seminars organized in cooperation with the Cologne Institute for Economic Research. We completed more than half a million compliance and risk culture training sessions, a third more than in 2013. We strengthened our governance structure by adding specific Management Board responsibilities for litigation and legal matters and by electing new members to our Group Executive Committee with dedicated responsibilities for compliance and regulatory affairs.

Is cultural change altering the way Deutsche Bank does business?
Jain: — Absolutely. CB&S, for example, restricted the sale of complex derivative products to specific client segments and discontinued business altogether with some clients where we saw potential reputational risks or where the business was not aligned to our values. In addition, we scrutinized over 1,250 potential transactions for possible environmental or social risks during 2014 – nearly double the number in 2013, and we reaffirmed our clear policy on potential transactions that may impact UNESCO World Heritage sites.

Turning to costs: What progress did you make in 2014?
Fitschen: — Our Operational Excellence (OpEx) program made good progress during the year, delivering cost savings of €1.3 billion. By the end of 2014, cumulative OpEx savings stood at €3.3 billion, around €400 million ahead of the end-of-2014 target. However, costs rose in some specific areas. The bulk of these related to changing regulation: adjusting our pay mix and adapting our platform to comply with new regulations and reporting requirements. Additionally, we continued to invest in our platform. These cost increases more than offset OpEx savings during 2014. We are not satisfied with our progress on costs, and we are determined to address this issue.

What other challenges did you face during the year?
Jain: — Deutsche Bank faced multiple challenges: a fragile eurozone economy, persistently low interest rates and changing regulation. Litigation expenses, while lower than in 2013, continued to materially affect profitability. Our Non-Core Operations Unit (NCOU) has successfully reduced non-core assets by around €100 billion, or 72%, since its formation but continues to negatively impact our bottom line. As a result of all these factors, returns to our investors are not yet where they should be. Boosting these returns is a priority for us.

To sum up: Where does Deutsche Bank stand today?
Fitschen: — We are well aware that we still face challenges on the road ahead, but we believe it is important to look back at the road we have travelled since 2012. We have nearly doubled our core capital ratio, cut our balance sheet by nearly a quarter, or over €500 billion, achieved robust performance across all four core businesses, invested significantly in infrastructure, systems and controls, and committed ourselves irreversibly to cultural change. Quite simply: Deutsche Bank today is a stronger, safer, better-balanced and more responsible institution. We are grateful to all our Deutsche Bank colleagues for their efforts on the journey so far.

€1.3 billion
in cost savings in 2014 from the OpEx program

»Deutsche Bank faced multiple challenges: a fragile eurozone economy, persistently low interest rates and changing regulation.«



What comes next?

Jain: – We are now working diligently on the next phase of our strategy. We are making a rigorous assessment of our progress so far – achievements and challenges. We are also analyzing the operating environment and asking: How have the global economy, interest rates, regulation and customer needs evolved since 2012? We will then assess the implications of this analysis both for our individual businesses and for our platform as a whole. We are looking forward to communicating more details to our stakeholders.

Frankfurt am Main, March 2015

Group Executive Committee



1 2 3 4 5 6 7 8 9 10

1 **David Folkerts-Landau**, *1949
Chief Economist

2 **Sylvie Matherat**, *1962
Global Head of Government & Regulatory Affairs

3 **Richard Walker**, *1950
General Counsel

4 **Christian Sewing**, *1970
Management Board member since 2015.
Head of Legal, Incident Management Group and Group Audit

5 **Gunit Chadha**, *1961
Co-Chief Executive Officer of Asia Pacific

6 **Henry Ritchotte**, *1963
Management Board member since 2012.
Chief Operating Officer

7 **Alan Cloete**, *1962
Co-Chief Executive Officer of Asia Pacific

8 **Rainer Neske**, *1964
Management Board member since 2009.
Head of Private & Business Clients

9 **Colin Fan**, *1973
Co-Head of Corporate Banking & Securities and Head of Markets

10 **Christian Ricken**, *1966
Chief Operating Officer of Private & Business Clients


11 12 13 14 15 16 17 18 19 20 21 22

11 **Stefan Krause**, *1962
Management Board member since 2008.
Chief Financial Officer and Head of Strategy & Organisational Development

12 **Werner Steinmüller**, *1954
Head of Global Transaction Banking

13 **Michele Faissola**, *1968
Head of Asset & Wealth Management

14 **Jürgen Fitschen**, *1948
Management Board member since 2009.
Co-Chairman of the Management Board and the Group Executive Committee

15 **Anshuman Jain**, *1963
Management Board member since 2009.
Co-Chairman of the Management Board and the Group Executive Committee

16 **Jacques Brand**, *1960
Chief Executive Officer of North America

17 **Colin Grassie**, *1961
Chief Executive Officer of the UK

18 **Stuart Lewis**, *1965
Management Board member since 2012.
Chief Risk Officer

19 **Marcus Schenck**, *1965
Deputy Chief Financial Officer

20 **Stephan Leithner**, *1966
Management Board member since 2012.
Chief Executive Officer Europe (except Germany and UK), Human Resources, Compliance, Government & Regulatory Affairs

21 **Nadine Faruque**, *1960
Global Head of Compliance

22 **Fabrizio Campelli**, *1973
Head of Group Strategy



Supervisory Board



Front row, left to right:

Georg F. Thoma
Martina Klee
John Cryan
Dr. Paul Achleitner
Louise M. Parent
Alfred Herling
Katherine Garrett-Cox

Back row, left to right:

Gabriele Platscher
Rudolf Stockem
Stephan Szukalski
Professor Dr. Klaus Rüdiger Trützschler
Dr. Johannes Teyssen
Dina Dublon
Timo Heider
Henriette Mark
Peter Löscher
Bernd Rose
Sabine Irrgang
Professor Dr. Henning Kagermann
Frank Bsirske

Dear Shareholders,

Our General Meeting this year will take place only a few weeks after the 145th anniversary of the founding of Deutsche Bank on March 10, 1870. We mention this because the bank is facing challenges similar to the ones back then. In 1876, Georg von Siemens, Deutsche Bank's Spokesman at the time, wrote to the co-founder Adelbert Delbrück:

"Deutsche Bank's objective was challenging right from the very start. It involved establishing a business in Berlin that was unusual at the time. We could hardly expect much assistance with this endeavor from our fellow businessmen, and only a few would be able to help us at all. The only way to obtain the credit we required abroad was through a large commitment of capital ..."
(Source: Karl Helfferich, 1923: Georg von Siemens, Ein Lebensbild aus Deutschlands großer Zeit.)

As this excerpt from Siemens's biography by Karl Helfferich shows, discussions back then focussed not only on strategy and capital, but also on the bank's business mix. We are writing this letter at a time when the results of the bank's strategy review launched in 2014 are not yet available. However, it is not difficult to predict that they could give rise to critical discussions depending on the various perspectives. This was no different back in the days of the bank's founding fathers. It is in the nature of entrepreneurialism to sometimes act against conventional opinions. What matters here is that management sets out its strategy based on a thorough consideration of the firm's own traditions, strengths and weaknesses as well as an analysis of the current and anticipated business environment, and then resolutely pursues this course. Without disciplined implementation, even the best strategy cannot succeed. Your Supervisory Board will continue to support the bank's strategic development by providing advice and monitoring implementation of the plans carefully. To summarize the year under review:

First quarter of 2014: In the first three months of the year, the Supervisory Board and its committees held 21 meetings. We addressed the financial statements for the year 2013, the proposed dividend and the ongoing corporate planning. In particular, we had to focus on the settlement of the legal dispute with the Kirch Group, and we continue to deal with related follow-up matters today. Other litigation cases and regulatory investigations, for example, regarding inter-bank offered rates, foreign exchange trading and CO_2 emission certificates trading were deemed so important that we resolved to subject them to closer monitoring by the Supervisory Board, and in particular by the Integrity Committee, which we established in 2013. In light of the political and economic risks for the bank, we carried out an in-depth analysis of the emerging geopolitical risks in Ukraine and Russia.

Second quarter of 2014: During the second quarter, twelve meetings of the Supervisory Board and its committees took place in addition to the bank's General Meeting. The Supervisory Board attached special importance in this period to the successful capital increase and the issuance of Additional Tier 1 capital. Another focal point of our discussions with the Management Board was on strengthening control functions, in particular, through two projects: Three Lines of Defense and House of Governance. We receive progress reports on these projects regularly.

The General Meeting in May approved the proposal to set the ratio of fixed to variable compensation at one to two for the members of the Management Board and the bank's employees, in accordance with the provisions of the European Capital Requirements Directive IV. We adjusted the Management Board's contracts and verified that the required principles were implemented throughout the bank. Operational risks and the challenges posed by a potential negative interest rate environment were discussed, along with the progress made in improving the bank's regulatory and financial reporting system.

In place of Ms. Suzanne Labarge, who resigned from the Supervisory Board as of June 30, 2014, we gained an equally highly qualified sucessor, Ms. Louise Parent, as of July 1, 2014. Ms. Parent will stand for election by the General Meeting in May 2015. It is already clear that, in particular, her extensive experience enriches the Supervisory Board.

Third quarter of 2014: In the summer months, twelve meetings of the Supervisory Board and its committees were held, as well as a strategy workshop with the Management Board, the heads of the business divisions and the Supervisory Board. This established the basis for a broad-based discussion launched by the Management Board in the fourth quarter on the further development of Strategy 2015+. Additionally, regular discussions took place in this context on the Management Board's succession planning. Focal points here were on actively fostering women in senior management positions as well as diversity in general in the workforce.

During this quarter, the Supervisory Board examined its own effectiveness and the cooperation with the Management Board through measures including group discussions as well as in-depth interviews with the individual members of the Management Board and Supervisory Board. This created the basis to report on the assessment under to the new requirements of Section 25d (11) of the German Banking Act.

In addition to several smaller changes, one of the measures we implemented to enhance the effectiveness of your Supervisoy Board was to elect Ms. Dina Dublon as Chairwoman of the Risk Committee, which led to a broader distribution of tasks. During the third quarter, we also focussed closely on IT security topics and regulatory requirements for electronic trading.

Fourth quarter of 2014: At the 17 meetings in the fourth quarter of the year, two developments played a big role. The first was the expansion of the Management Board through the appointment of Mr. Christian Sewing and Dr. Marcus Schenck. As of January 1, 2015, Mr. Sewing has been responsible for Legal and Group Audit on the Management Board. Following the General Meeting, Dr. Schenck will take on Management Board responsibility for Finance. We are convinced the bank has gained two outstanding managers for its Management Board. This realignment of Mangement Board responsibilities creates additional capacities and allows for an increased focus in the work of the Management Board. We firmly believe the Management Board is now better positioned to overcome the challenges ahead in the interests of the bank, its staff and shareholders.

A second focal point of our work in the fourth quarter was the long awaited Asset Quality Review by the European Central Bank and the Stess Test by the European Banking Authority. The results your bank achieved here were exceptionally good and in some ways signficantly surpassed external expectations. For the Audit Committee, the decision to agree to the publication of the results was straightforward, as we consider this to be a confirmation of the solid performance in this area over the past few years.

In November, the European Central Bank took over as Deutsche Bank's lead regulator. The Management Board and Supervisory Board will do everything they can to live up to the high expectations of the bank's new regulator. In accordance with the relevant provisions of the German Banking Act and the Regulation on Remuneration in Financial Institutions, we thoroughly examined the 2014 compensation plans and the implementation of consistent performance evaluation systems and checked if these are aligned to the bank's risk-bearing capacity.

Further information

Financial Report 2014
Report of the Supervisory Board, pages 483 ff.

Finally, we would like to express our thanks to all our colleagues for their intensive work on the Supervisory Board. Of course, our special thanks for the progress made are due first and foremost to the bank's staff members and the Management Board. We will continue to do everything we can to live up to the trust you place in us. As in 1870, there is still a great deal to be done – and every one of us has a role to play in contibuting to the sustainable success of Deutsche Bank.

On behalf of the Supervisory Board,

Dr. Paul Achleitner
Chairman

Alfred Herling
Deputy Chairman

Frankfurt am Main, March 2015

Supervisory Board

Dr. Paul Achleitner
Chairman
Munich

Alfred Herling*
Deputy Chairman
Deutsche Bank AG,
Wuppertal

Frank Bsirske*
Chairman of the trade union
ver.di – Vereinte
Dienstleistungsgewerkschaft,
Berlin

John Cryan
President Europe, Head Africa,
Head Portfolio Strategy,
Head Credit Portfolio
Temasek International Pte Ltd.,
(until July 31, 2014),
London

Dina Dublon
New York

Katherine Garrett-Cox
Chief Executive Officer of
Alliance Trust Plc,
Brechin, Angus

Timo Heider*
BHW Bausparkasse Zentrale,
Emmenthal

Sabine Irrgang*
Deutsche Bank AG,
Mannheim

Prof. Dr. Henning Kagermann
President of acatech – German
Academy of Science and Engineering,
Königs Wusterhausen

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
until June 30, 2014
Oakville

Peter Löscher
Chief Executive Officer
Renova Management AG,
Munich

Henriette Mark*
Deutsche Bank AG,
Munich

Louise M. Parent
since July 1, 2014
Of Counsel, Cleary Gottlieb
Steen & Hamilton LLP,
New York

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Bernd Rose*
Chairman of the joint General Staff
Council of Postbank Filialvertrieb AG
and Postbank Filial GmbH,
Menden

Rudolf Stockem*
Trade Union Secretary of ver.di –
Vereinte Dienstleistungsgewerkschaft,
Aachen

Stephan Szukalski*
Deutsche Postbank AG,
Frankfurt am Main

Dr. Johannes Teyssen
Chairman of the
Management Board of E.ON SE,
Dusseldorf

Georg F. Thoma
Of Counsel, Shearman & Sterling LLP,
(Partner until December 31, 2014),
Neuss

Prof. Dr. Klaus Rüdiger Trützschler
Essen

* Elected by the employees in Germany

Committees

Chairman's Committee
- Dr. Paul Achleitner
  Chairman
- Frank Bsirske*
- Alfred Herling*
- Prof. Dr. Henning Kagermann

Mediation Committee
- Dr. Paul Achleitner
  Chairman
- Alfred Herling*
- Prof. Dr. Henning Kagermann
- Stephan Szukalski*

Audit Committee
- John Cryan
  Chairman
- Dr. Paul Achleitner
- Henriette Mark*
- Gabriele Platscher*
- Bernd Rose*
- Prof. Dr. Klaus Rüdiger Trützschler

Risk Committee
- Dina Dublon
  Chairwoman since January 28, 2015
- Dr. Paul Achleitner
  Chairman until January 28, 2015
- John Cryan
- Suzanne Labarge
  until June 30, 2014
- Louise M. Parent
  since July 1, 2014
- Rudolf Stockem*

Nomination Committee
- Dr. Paul Achleitner
  Chairman
- Frank Bsirske*
- Alfred Herling*
- Prof. Dr. Henning Kagermann
- Dr. Johannes Teyssen

Integrity Committee
- Georg F. Thoma
  Chairman
- Dr. Paul Achleitner
- Timo Heider*
- Sabine Irrgang*
- Martina Klee*
- Peter Löscher

Compensation Control Committee
- Dr. Paul Achleitner
  Chairman
- Frank Bsirske*
- Alfred Herling*
- Prof. Dr. Henning Kagermann

* Elected by the employees in Germany

Leveraging strengths, rising to the challenges, earning trust

Jonathan Mariner, New York
Chief Investment Officer,
Major League Baseball





»Deutsche Bank's global reach, combined with access to the key business leaders and unique ideas specific to our business, has made them a valued business partner.«

In 2001, Deutsche Bank acquired 60 Wall and today proudly remains the only global bank with U.S. headquarters on Wall Street.

1

Deutsche Bank Group

In 2014, Deutsche Bank made substantial progress on Strategy 2015+, achieved a balanced revenues mix across its business divisions, increased operational efficiency and delivered on cultural change.



Leveraging strengths, rising to the challenges, earning trust

Strategy
Significant achievements, challenges remain

In brief

- Well on track in the third year of Strategy 2015+
- Now a stronger and more stable bank
- Costs ongoing key area of focus

Deutsche Bank is a leading global bank, with businesses encompassing a wide range of products and services in investment, corporate and retail banking as well as in asset and wealth management. Deutsche Bank is the leader among private banks in its home market, Germany, and enjoys an outstanding position in Europe. Furthermore, it has a strong competitive position in North America as well as in key emerging markets, particularly in Asia.

Corporate divisions

Deutsche Bank

Regional Management

Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit

Infrastructure

2014 was the third year of the delivery of Strategy 2015+, Deutsche Bank's strategic program launched in 2012. The bank made significant progress towards a number of its strategic aspirations in 2014, most notably strengthening its capital. In 2014, Deutsche Bank continued to focus on consolidating its unique global platform and home market position, further leveraging the integrated performance of its full-service banking model, building capital strength, achieving operational excellence and cost efficiency, and placing the bank at the forefront of cultural change in the banking industry. In 2014, Deutsche Bank reinforced its commitment to its full-service banking model, home market and global presence. Although challenges remain in several areas, 2014 saw further progress on all five elements of Deutsche Bank's Strategy 2015+:

5,000

new commercial clients gained

Clients. Deutsche Bank continued to align its organization more closely to its clients. During the reporting year, the bank started doing business with approximately 5,000 new corporate clients via a dedicated platform for Germany's medium-sized companies launched in 2013. In terms of new initiatives, a commitment was made in May 2014 to invest €200 million in the digital services for retail clients with the aim of providing a seamless branch and online experience. Furthermore, the cross-divisional initiative between Corporate Banking & Securities and Global Transaction Banking to better serve multinational corporations in the U.S. helped the bank obtain 66 new client mandates in 2014. Overall, the bank realigned its client coverage, deepened cross-divisional engagement with key clients, and implemented new metrics to enhance the measurement of client satisfaction.

Competencies. Deutsche Bank's strategy is founded on the strength of its businesses, and it delivered a stronger and better balanced financial performance in 2014. The bank's income before income taxes rose to €3.1 billion (from €1.5 billion in 2013). For the first time ever, each of the four core corporate divisions – Corporate Banking & Securities, Private & Business Clients, Global Transaction Banking and Deutsche Asset & Wealth Management – delivered more than €1 billion in pre-tax profits. These results were achieved despite a challenging market in 2014, characterized by persistently low interest rates. As the operating environment is likely to remain demanding in 2015, the bank will continue to focus on sustaining profitability and strengthening shareholder returns in the future.

Capital. Deutsche Bank further reinforced its capital and leverage ratios in the reporting year through an €8.5 billion capital increase in June and the raising of Additional Tier 1 capital of €4.7 billion in June and November, which saw strong investor demand. These actions enhanced the safety and stability of Deutsche Bank as well as the financial system as a whole. Deutsche Bank comfortably passed the European Central Bank's comprehensive assessment in 2014, which comprised an Asset Quality Review and a Stress Test. The assessment reaffirmed that Deutsche Bank's capital base substantially exceeds regulatory requirements, even under severe market stress conditions, and underlined the quality of the bank's asset base. Overall, the bank's capital and leverage ratios have been strengthened significantly since the launch of Strategy 2015+. The Common Equity Tier 1 (CET1) capital ratio improved to 9.7 % as of end 2013, before reaching 11.7% on a fully loaded basis (Capital Requirements Directive IV, CRD4) at the end of 2014, well above the bank's target of 10%. At the same time, Deutsche Bank significantly reduced its leverage exposure to deliver a 3.5% leverage ratio at year-end 2014 (based on revised CRD4 rules), achieving the Strategy 2015+ leverage ratio target. Going forward, as regulatory requirements on capital and leverage continue to become more stringent, the bank must be prepared to respond to final rules and specifications.

Costs. Deutsche Bank achieved the goals set for the Operational Excellence (OpEx) program in 2014. The OpEx program aims to increase quality and flexibility, reinforce controls and embed a culture of cost-efficiency in the bank. The objective of the program is to invest €4 billion to achieve annual cost savings of €4.5 billion by 2015. €1.3 billion of these cost savings were achieved in 2014. Overall, the program delivered cumulative savings of €3.3 billion by the end of 2014, which is ahead of the €2.9 billion target. Nevertheless, the bank continues to face challenges as cost reduction has not yet delivered the results the bank had aimed for. The adjusted cost base of €23.8 billion increased 2% in 2014, driven largely by higher regulatory spending of €1.3 billion. About 60% of these costs were project-driven or permanent to meet stricter regulatory requirements. Furthermore, the bank made investments in business growth. Although expenses for litigation cases and enforcement matters declined in 2014, they are still too high. As a result, ongoing cost discipline will continue to be a key area of focus in the future.

Culture. Deutsche Bank advanced and further embedded its cultural transformation in 2014. The bank recognizes the need for cultural change in the financial sector and is committed to being at the forefront of this change. Cultural change is also a prerequisite for restoring public trust in the banking industry. Deutsche Bank emphasizes integrity above all and is committed to a culture that aligns risks and rewards, attracts and develops talented individuals, fosters teamwork and partnership, and is sensitive to the needs of the society in which it operates. As part of Strategy 2015+, the bank launched a broad cultural change program. In the context of that cultural change program the bank conducted 100 town hall meetings and around 4,700 workshops in 2014 that covered the way the bank does business every day as well as employee performance reviews and the compensation system.

To further strengthen Deutsche Bank's ability to achieve its strategic and regulatory priorities in a challenging environment, some individual responsibilities of the Management Board were changed in November 2014. A critical new mandate focused on strategy and organizational development was established, and the responsibility for Deutsche Bank's legal team was realigned.

71

Present in 71 countries worldwide



Major regional hubs: Frankfurt am Main, London, New York, São Paulo, Dubai, Singapore, Hong Kong

Strategy 2015+

Strategy 2015+ reflects Deutsche Bank's dedication to high performance and responsibility. In 2014, Deutsche Bank again reinforced its commitment to its full-service banking model, home market and global presence. Five elements are key to delivering Strategy 2015+:

Clients

Our clients are at the center of everything we do. Only by providing sustainable benefits for them can we create sustainable value for our shareholders. We focus on our home market, Germany, the Asia Pacific region and the Americas.

Competencies

Our business is founded on the best people, best processes and consistent improvement. We provide high-quality advice and first-class service with absolute integrity and teamwork, including close collaboration across our corporate divisions and central functions.

Capital

We are committed to further strengthening our capital ratios, also by reducing risk-weighted assets, in order to establish a strong capital base and rigorous risk-adjusted capital allocation. Thereby we contribute to making the financial system more stable and secure.

Costs

We pursue disciplined cost management and promote consistent productivity gains by building outstanding infrastructure functions and eliminating duplication and organizational complexity.

Culture

We aim to be at the forefront of cultural change in our industry. We recognize the need for profound cultural change that places client relationships and integrity at the heart of all our initiatives. Creating incentives for sustainable performance helps us to live a culture that reflects society's values and benefits all stakeholders.

Corporate Profile

Deutsche Bank comprises five corporate divisions: Corporate Banking & Securities (CB&S), Private & Business Clients (PBC), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (Deutsche AWM) and the Non-Core Operations Unit (NCOU).

Corporate Banking & Securities

CB&S comprises the Markets and the Corporate Finance Business Divisions. The Markets Business Division combines the sales, trading and structuring of a wide range of financial market products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments and securitized instruments.

Corporate Finance is responsible for mergers and acquisitions, as well as debt and equity advisory and origination. Regional and industry-focused teams ensure the delivery of the entire range of financial products and services to the bank's clients.

Deutsche Asset & Wealth Management

Deutsche AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional active, passive and alternative investments across all major asset classes. Deutsche AWM also provides customized wealth management solutions and private banking services to high net worth and ultra high net worth individuals and family offices.

Private & Business Clients

PBC provides banking and other financial services to private customers, self-employed clients as well as small and medium-sized businesses both in Germany and internationally. PBC's product range includes payment and current account services, investment management and retirement planning, securities, deposits and loans.

PBC is the leading retail bank in Deutsche Bank's home market, Germany, with a franchise in Italy, Spain, Belgium, Portugal, Poland and India. In China, PBC cooperates closely with Hua Xia Bank in which it holds a 19.99% stake and is its second largest shareholder.

Non-Core Operations Unit

The objectives of the NCOU are to free up capital, reduce the balance sheet and protect shareholder value by reducing risks from non-core assets, liabilities and business activities. Ensuring transparency as well as strict capital and balance sheet management are critical success factors for Deutsche Bank in light of the continually evolving regulatory environment.

Global Transaction Banking

GTB provides commercial banking products and services for both corporates and financial institutions worldwide, including domestic and cross-border payments, risk management and financing of international trade as well as trust, agency, depositary, custody and related services.

Infrastructure and Regional Management

The Infrastructure functions comprise departments such as Finance, Legal, Compliance, Group Audit, Risk, Communications, Corporate Social Responsibility & Public Affairs, Human Resources, Group Technology and Operations, Group Strategy, Corporate Insurance and DB Research. These units support the Management Board through their strategy, risk management and control functions.

Regional Management covers regional responsibilities worldwide and represents regional interests at the Group level.

The achievements of the bank to date and the ongoing challenges it faces form the backdrop for the next phase of Deutsche Bank's strategy development. Management is conducting a rigorous internal and external strategic review and will present the results to the public soon. Despite the challenges of a difficult operating environment and increased regulation, the management team believes that Deutsche Bank will emerge as one of a handful of strong universal global banks and is well positioned to capture future opportunities.

While management is undertaking a full strategic review of the Group, Deutsche Bank will continue to work towards the existing targets of Strategy 2015+ until revised strategic goals are fully embedded. The outlook presented in this report is based on existing targets and continued progress under Strategy 2015+.

Our vision

We aspire to be the leading client-centric global universal bank

We serve shareholders best by putting our clients first and by building a global network of balanced businesses underpinned by strong capital and liquidity.

We value our German roots and remain dedicated to our global presence.

We commit to a culture that aligns risks and rewards, attracts and develops talented individuals, fosters teamwork and partnership and is sensitive to the society in which we operate.

Governance and Controls
Effective, sound, comprehensive

In brief

- Efficient structures for efficient decisions
- House of Governance establishes transparency
- Internal controls raised to a higher level

CRD 4 rules

integrated into compensation system

Effective corporate governance in accordance with high international standards is very important to Deutsche Bank. In 2014, the bank reaffirmed its strong commitment to responsible management and efficient control structures with its House of Governance initiative and Three Lines of Defense program.

Corporate governance: responsible management

Deutsche Bank's corporate governance has five key elements: effective decision-making based on appropriate information and efficient structures, effective cooperation between Management Board and Supervisory Board, good relations with shareholders and other stakeholders, a performance-based compensation system with a sustainable and long-term focus, as well as transparent and timely reporting. For an overview of Deutsche Bank's shareholders and management bodies see page 27.

The legal framework for the corporate governance of Deutsche Bank is primarily formed by the German Stock Corporation Act, the German Banking Act and the German Corporate Governance Code. As Deutsche Bank shares are also listed on the New York Stock Exchange (NYSE), the bank is subject to the relevant U.S. securities laws and the rules of the Securities and Exchange Commission and New York Stock Exchange.

Compensation. During the year under review, the bank adjusted its Management Board compensation system. 2014 saw changes in European legislation through the Capital Requirements Directive IV (CRD 4), which restricted the ratio of fixed to variable compensation for certain bank employees to 1:1. In May 2014, the Annual General Meeting consented to the legal possibility of adopting a 1:2 ratio for Management Board members and the bank implemented this rule without increasing total compensation. Since 2013, Deutsche Bank's compensation system has focused not only on "what" staff achieve but also on "how" they achieve objectives. Variable compensation continues to be granted mainly on a deferred basis and is subject to certain forfeiture conditions. At least 50% of the total variable compensation of the members of the Management Board is equity-based and thus linked to the long-term performance of Deutsche Bank.

The compensation system for Supervisory Board members is in line with the requirements of the German Corporate Governance Code. In addition to their base compensation, members receive additional fixed annual compensation depending on their committee membership and tasks.

Further information

Financial Report 2014
Compensation Report, page 257 ff.

Reporting. Shareholders and the public are regularly kept up-to-date through the 20-F Report and the Financial Report, including the Consolidated Financial Statements, as well as the Interim Reports. The reporting of Deutsche Bank Group is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency in financial reporting and facilitates comparability with international peers.

On October 29, 2014, the Management Board and Supervisory Board published the annual Declaration of Conformity pursuant to section 161 of the German Stock Corporation Act. This states that Deutsche Bank AG acts in conformity with the recommendations of the German Corporate Governance Code in the versions dated May 13, 2013, and June 24, 2014, with two exceptions. One exception relates to No. 5.3.3 of the Code concerning the composition of the Nomination Committee of the Supervisory Board. The other relates to No. 4.2.3 (2) sentence 6 on the caps for specific variable compensation components. Retroactively with effect from January 1, 2014, the bank holds the opinion that it has complied with the requirement set out in No. 4.2.3 (3). Accordingly, the Supervisory Board is to establish the targeted pension level for pension schemes and take into account the resulting annual and long-term expense. The Corporate Governance Statement for 2014 and other documents on corporate governance at Deutsche Bank AG are available on the internet.

Further information
► www.db.com/corporate-governance

Deutsche Bank continually reviews its system of corporate governance in light of new events, statutory requirements and domestic and international standards, and makes the appropriate adjustments.

Clear allocation of responsibilities

To reinforce the corporate governance rules and mechanisms for senior management in line with new statutory requirements, the bank's values and beliefs, as well as recognized best practices, the Management Board established the House of Governance in the third quarter of 2013. This initiative enhances and harmonizes the bank's governance structures. It increases the transparency of internal organization and responsibilities. The House of Governance initiative is headed by the bank's Chief Governance Officer and focuses on the Management Board and the next two hierarchical levels, i.e. the bank's senior management.

The initiative has three objectives: The first is to identify Management Board duties and their proper delegation in line with legal requirements. The second objective is to harmonize and streamline Deutsche Bank's committee structures. Thirdly, the initiative is aimed at documenting Deutsche Bank's management and decision-making structures to increase transparency and improve the system of controls for the long term.

Regulatory and legal obligations of the Management Board in Germany, the UK, the USA, Hong Kong and Singapore were documented and categorized. Clear criteria were defined for potential delegation to the next two hierarchy levels and reporting line responsibilities were determined and documented.

The harmonization of all committee structures is now based on a uniform governance standard. Structures were reviewed and adjusted according to criteria such as authorization basis, composition, membership, tasks and responsibilities as well as decision-making and escalation processes. The duties, reporting line responsibilities and committee memberships are set out in position descriptions for senior management. Thanks to the House of Governance initiative, the bank is well prepared for the new regulatory requirements, as stipulated, for example, in the UK.

Corporate Governance

Deutsche Bank's system of internal corporate governance provides the basis for the responsible management and control of the bank, with a focus on sustainable value creation.

Shareholders

Deutsche Bank's shareholders are one of its key stakeholders. The bank wants to intensify the relationship with its shareholders and encourage strong shareholder participation at Annual General Meetings. Shareholders participate in decisions of material importance to the bank, including amendments to the Articles of Association, the appropriation of profit, the authorization to issue new shares and important structural changes. Deutsche Bank has only one class of shares, with each share carrying one vote.

Management Board

The Management Board is responsible for managing the company, maintaining and enhancing the proper organization of Deutsche Bank Group as well as for exercising control. Its members represent the bank to the public. The Management Board is obliged to abide by the relevant laws and regulations.

Since June 1, 2012, Jürgen Fitschen and Anshu Jain have been Co-Chairmen of the Management Board. The Co-Chairmen represent the Management Board, lead Management Board meetings, have a deciding vote in the event of a tie and jointly coordinate Management Board activities.

The Co-Chairmen lead the Group Executive Committee (GEC), comprising all members of the Management Board and selected senior managers. The GEC performs an advisory and coordinating role and prepares decisions for the Management Board.

The Management Board must perform core management functions. These include the strategic management, the proper organization of the Bank and the Group, certain key business decisions and the appointment of senior management.

Supervisory Board

The Supervisory Board oversees and advises the Management Board in its management of Deutsche Bank. Major decisions affecting the Bank require Supervisory Board approval. The Supervisory Board appoints the members of the Management Board and creates succession plans for the Management Board. It may specify more extensive information and reporting duties for the Management Board beyond what is required by law. The Supervisory Board reviews the efficiency of its work on a regular basis. In 2014, the Supervisory Board had seven committees: the Chairman's Committee, Audit Committee, Risk Committee, Nomination Committee, Compensation Control Committee, Mediation Committee and Integrity Committee.

To carry out its tasks, the Supervisory Board takes care to ensure that it has a balanced composition of members and that they collectively possess the required knowledge, ability and expertise. In light of Deutsche Bank's international activities, the Supervisory Board has an appropriate number of members with longstanding international experience. Furthermore, the Supervisory Board encourages diversity within the company, in particular when appointing members to the Management Board and making proposals for election to the Supervisory Board.

Reinforcing controls

across Three Lines of Defense

Strengthening controls through "Three Lines of Defense"

The Three Lines of Defense program is an integral part of Deutsche Bank's strategic agenda. It was initiated in the fourth quarter of 2013 by the Management Board in the context of heightened regulatory standards. The program builds on lessons learned from past control failures and aims to reinforce Deutsche Bank's non-financial risk management capabilities and compliance culture across all corporate divisions and infrastructure functions. Furthermore, it ensures consistency across the ongoing control enhancement initiatives throughout the bank.

Deutsche Bank defines the three Lines of Defense as follows: The First Line of Defense includes all corporate divisions and selected infrastructure functions. First Line of Defense units are ultimately accountable for all risks and controls in their business processes. The Second Line of Defense encompasses all control functions such as Risk, Compliance, Legal, Human Resources, Finance and Tax. These are responsible for the design of Deutsche Bank's policy framework and independent risk assessment. Second Line of Defense units are independent from the First Line of Defense. The Third Line of Defense is Group Audit, which is responsible for providing independent and objective assurance on the effectiveness of risk management, internal controls and governance processes.

In 2014, a systematic review was performed of Deutsche Bank's non-financial risk and control organizations and supporting management processes. This led to the following changes:

- The bank established dedicated control units in each First Line of Defense to reinforce the division's accountability for the management of their control environment.
- The risk and control responsibilities across the Second Line of Defense control functions were realigned within a common risk and control framework. For selected risks, new initiatives were launched to further strengthen Deutsche Bank's control framework.
- The risk and control assessment approach was enhanced towards an integrated framework shared by all three Lines of Defense to ensure the use of common standards.

Key themes for 2015 are the further build-out of the control organization, the rollout of the enhanced risk and control assessment framework as well as continuing the work across all three Lines of Defense on specific control enhancements. This also includes the rollout of the enhanced Three Lines of Defense model in the regions.

Further information

Corporate Responsibility Report 2014, pages 19 ff.

Culture
Living our shared values and beliefs

In brief

- Basis for long-term success
- Good progress on cultural change
- Engaging in a dialogue and embedding culture in business and people processes

By defining culture as one of the five elements of Strategy 2015+, Deutsche Bank sent out a clear signal: a strong corporate culture, founded on shared values and beliefs, is essential to the bank's long-term success. Deeply embedded shared values and beliefs should guide decision-making and behavior in a continually changing environment and help the bank select the right course of action – to the benefit of clients, shareholders, employees and society.

Cultural change at Deutsche Bank is a multi-year journey, with strong senior management commitment and a clear tone from the top. In 2014, Deutsche Bank made significant progress on this journey: By engaging employees in an intense, ongoing dialogue on culture and by embedding the values and beliefs in business and people processes, the bank continued to turn words into action. The goal is to make the values and beliefs an integral part of how Deutsche Bank does business.

Engaging employees in a dialogue

To familiarize employees with the values and what they mean in practice, Deutsche Bank launched an internal multi-media communications campaign. Senior managers and other cultural messengers brought the values to life throughout the organization – through examples, spontaneous statements and thought-provoking questions.

To make the values and beliefs tangible, the bank conducted dedicated workshops. In small groups, participants worldwide debated how the values relate to the bank's vision, what the values and beliefs mean specifically for business transactions, client relationships and internal processes, and how each employee can implement the values and bring about change in their areas of work.

400
Managing Directors
in Germany completed seminar on culture

1,250
transactions
screened for environmental or social impact



6,000
staff in CB&S took part in compliance and risk culture workshops



700 people
building up of front-office supervisory capacity to improve controls

The 2014 Deutsche Bank People Survey results confirmed that while most employees understand the meaning of the values and beliefs, more evidence of behavioral change needs to be made visible.

Embedding cultural change as a part of doing business

To create and sustain a positive environment that encourages all employees to do the right thing, the values and beliefs have been and are still gradually being embedded into all of Deutsche Bank's business and people processes.

Deutsche Bank increased scrutiny of client selection and business practices in light of the values. The bank also tightened its control environment by adopting a robust governance structure in which the business divisions take on increased responsibility for managing risk under the Three Lines of Defense program See also page 28. The divisions continued to enhance client centricity by further developing client-product suitability assessments and internally introducing new client metrics. Deutsche Bank also launched a revised Code of Business Conduct and Ethics that guides employees' interactions with each other as well as external stakeholders.

In 2013 and 2014 key elements of the bank's performance management and compensation processes were aligned to the values and beliefs to include personal conduct as part of performance. Adherence to the values and beliefs now accounts for 50% of the evaluation of individual performance. The rules for the compensation of Management Board members and the allocation mechanisms for the Group-wide bonus pool were modified to specifically include key metrics relating to the values. Where performance management and incentives fail, a new global approach to disciplinary actions will allow the bank to adequately respond to and deal with misconduct See also page 67.

Deutsche Bank has made good progress on its journey of cultural change, but work still remains to be done in the years ahead. The next steps will include making progress in cultural change even more tangible at an individual level for the bank's stakeholders – employees, clients, shareholders, regulators and the public – to keep up momentum as the bank continues its journey.

Deutsche Bank's Values and Beliefs

Our values and beliefs guide our behavior. They help us to conduct business with the utmost integrity, to create long-term value for our shareholders and to nurture the best talent. We maintain an unwavering focus on serving our clients effectively. At the same time, we work to constantly improve our processes and encourage accountability and entrepreneurial drive.

Our values

Integrity	Sustainable Performance	Client Centricity	Innovation	Discipline	Partnership
Our beliefs					
We live by the highest standards of integrity in everything we say and do	We drive value for shareholders by putting long-term success over short-term gain	We earn our clients' trust by placing them at the core of our organization	We foster innovation by valuing intellectual curiosity in our people	We protect the firm's resources by always thinking and acting like owners	We build diverse teams to generate better ideas and reach more balanced decisions
We will do what is right – not just what is allowed	We encourage entrepreneurial spirit which responsibly balances risks and returns	We deliver true value by understanding and serving our clients' needs best	We enable our clients' success by constantly seeking suitable solutions to their problems	We live by the rules and hold ourselves accountable to deliver on our promises – no excuses	We put the common goals of the firm before "silo" loyalty by trusting, respecting and working with each other
We communicate openly; we invite, provide and respect challenging views	We pursue lasting performance by developing, nurturing and investing in the best talent, and by managing based on merit	We strive to pursue mutually beneficial client relationships in which the value created is shared fairly	We continuously improve our processes and platforms by embracing new and better ways of doing things	We achieve operational excellence by striving to "get it right the first time"	We act as responsible partners with all our stakeholders and regulators, and in serving the wider interests of society



»As an investor client, we have had a strong capital markets relationship with Deutsche Bank over the years and across geographies. We look forward to continuing that in 2015.«

Deutsche Bank's presence in the UK dates back to 1873. With almost 7,000 London-based employees the bank is now one of the largest employers in the City.



Leveraging strengths, rising to the challenges, earning trust

Kamya Somasundaram, London
Vice President, Global Capital Markets,
European Investment Grade, BlackRock



Investing in Deutsche Bank

The strengthened capital base improves Deutsche Bank's competitive position, increases its strategic flexibility and fulfils higher regulatory requirements.



Leveraging strengths, rising to the challenges, earning trust

Investing in Deutsche Bank
A tough year for the share price

In brief

- Successful capital increase
- Two large shareholders now
- Strong support from debt investors

2–1
Annual General Meeting: participation increased


Number of shareholders and guests in thousands
Voting rights represented in %
8
4
0
80
40
0
5.5
5.7
7.1
4.9
4.6
35
34
35
23
30
10
11
12
13
14

Stock markets started 2014 optimistically thanks to the expected global economic recovery and continued low interest rate policies of the large central banks. Deutsche Bank's share reached its peak for the year 2014 in mid-January at €38.15, adjusted for the capital increase described below. During the first half of the year, market sentiment continued to improve and most major global stock indices gained, with the DAX index rising 2.9%. In contrast to the broader market enthusiasm, the STOXX Europe 600 Banks index closed the first half of the year down 1%. The Deutsche Bank share significantly underperformed the STOXX Europe 600 Banks, declining by 22.3% during this period. This reflected industry-wide and Deutsche Bank-specific concerns about regulation and litigation, as well as weaker than expected operating performance.

The second half of 2014 saw increased volatility and a correction of the DAX as growing geopolitical tensions in connection with the Ukraine crisis, weak economic data and the dramatic drop in oil prices more than offset the increased investor appetite for stocks due to the low interest rate environment. At its lowest point in mid-October, the DAX had declined by 9% in 2014, but rebounded strongly to end the year up 2.7% versus 2013. The fundamentally weak market environment and ongoing uncertainty continued to impact the Deutsche Bank share in the second half of the year. In mid-October, it reached its low for the year at €22.66 or 31.5% below the end of 2013. The share rebounded slightly to close the year at €24.99, down 24.5% compared to 2013. This is a fully unsatisfactory performance for us.

Successful capital increase strengthens strategic flexibility

In the year under review, the financial industry once again faced significant challenges. The regulatory environment became stricter and the requirements on banks' capital funding further increased. In addition, significant costs for regulation and compliance as well as the currently difficult environment for the bank's business operations weighed on profitability and thus allowed very limited scope for organic capital growth.

In order to safeguard the Deutsche Bank against challenges in capital funding, to remain flexible, and to strengthen the bank's competitive position, the bank's management decided to carry out a capital increase in May 2014. The capital increase from authorized capital against cash payments was successfully completed on June 25, 2014. The gross issue proceeds were €8.5 billion and the bank's common shares issued increased by 359.8 million shares to 1,379.3 million shares.

The capital increase consisted of two issuances. With the exclusion of pre-emptive rights, 59.9 million shares with a value of €1.75 billion were placed with Paramount Service Holdings Ltd., an anchor investor. Paramount Services Holdings Ltd. is an investment

2–2
Market capitalization
In € bn. at year-end


40
20
0
36.3
27.4
30.6
35.4
34.5
10
11
12
13
14

company owned and controlled by His Excellency Sheikh Hamad bin Jassim bin Jabor Al-Thani of Qatar. Additionally, a total of 299.8 million new registered common shares were issued with a value of €6.75 billion. The subscription price was €22.50 per share. The capital increase led to a strengthening of the bank's Common Equity Tier 1 (CET1) capital ratio (on a Basel 3 fully loaded basis). The ratio stood at 11.7% at year-end 2014 compared with 9.7% in the prior year.

The Management Board and Supervisory Board will propose an unchanged dividend of €0.75 per share to the Annual General Meeting 2015.

Market capitalization decreased

Deutsche Bank's market capitalization at the end of 2014, including the capital increase, came to €34.5 billion, nearly €0.9 billion less than a year before. Chart 2–2
The average volume of the Deutsche Bank share traded on the Xetra rose by 1.9 million to 8.1 million shares, with a total of 58.6 billion Deutsche Bank shares traded on the Xetra in 2014 (single counting), 4.4 billion above the prior year figure. As a result, Deutsche Bank was the fourth most actively traded stock on the DAX, rising from fifth place in 2013. The Deutsche Bank share's weighting in the DAX was 3.6% (2013: 4.4%). Deutsche Bank's ratio in Xetra share trading increased in 2014 to 9.3% compared to 5.8% in 2013. On the New York Stock Exchange, where the Deutsche Bank share has been listed since 2001, the average number of shares traded rose by 23.7%.

Long-term return

The significant price decline in 2014 reduced the Deutsche Bank share's long-term total shareholder return. An investor who bought Deutsche Bank shares for €10,000 at the start of 2010, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €6,456 at the end of 2014. This corresponds to an average annual loss of 8.4% per year. For the STOXX Europe 600 Banks, an annual loss of 0.4% was recorded for the same period; the DAX recorded a plus of 10.5%.

More shareholders

Deutsche Bank shares continue to be almost entirely in free float. Around 99% of the bank's shareholders in 2014 were retail investors. At the end of 2014, retail investors held 20% (2013: 21%) of the share capital, while institutional investors held 80% of the subscribed capital of €3,530,939,215.36.

Since the capital increase in June 2014, Deutsche Bank has two large shareholders whose holdings are above the statutory reporting threshold of 3%. The strategic anchor investor, Paramount Services Holdings Ltd., holds a share ratio of 5.83%. BlackRock Inc., New York, holds a share ratio of 6.62%.

Overall, the number of shareholders increased in 2014 to 599,320 (2013: 566,979). This general development relates only partially to the capital increase in July. By the end of May, the number of shareholders had already risen to 571,226. According to the share register, the regional distribution of share capital ownership shifted over the course of the year in favor of Germany. At the end of 2014, 57% of the share capital was held in Germany (2013: 50%) while the share held in the European Union excluding Germany decreased to 21% (2013: 26%). At the same time the ratio of share capital held in the USA declined to 13% (2013: 15%), while the percentage held in the rest of the world remained broadly stable at 10%. The regional distribution of share ownership is based on share custody locations, which are not necessarily the shareholders' places of residence.

2–3
Regional distribution of share ownership
In % at year-end 2014


4%
Other
7%
Switzerland
13%
USA
21%
European Union
(excl. Germany)
57%
Germany

Figures rounded

Share buybacks for compensation plans

The General Meeting in 2014 granted the Management Board the authorization to buy back up to 10% of the share capital (101.9 million shares) before the end of April 2019. A maximum of 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 General Meeting. In 2014, Deutsche Bank bought back a total of 24.6 million shares with a value of €0.72 billion (2013: 34.2 million shares). All of these shares were used to fulfil obligations from equity-based compensation plans.

As of December 31, 2014, the number of shares held in Treasury was below one million. Deutsche Bank did not cancel or sell any Treasury shares in 2014, and the ratio of shares in Treasury did not exceed the reporting threshold of 3% over the course of the year.

Industry-wide regulatory developments dominated the actions of rating agencies

In March and April 2014, Fitch Ratings and Standard & Poors revised the outlook of their long-term ratings for Deutsche Bank from "stable" to "negative" as part of their industry-wide reviews of assumptions of government support in the European banking sector. Both agencies were responding to the ongoing developments of the European Union's Bank Recovery and Resolution Directive, which aims to further safeguard the stability of the financial services industry. A major objective of this Directive, for example, is to shift the burden of losses away from taxpayers to shareholders and creditors.

In July 2014, Moody's lowered Deutsche Bank's long-term, standalone and short-term ratings by one notch, to A3, baa3 and P-2, respectively. The outlook on Deutsche Bank's standalone rating is now stable, while the outlook on the long-term rating remains negative. Similar to Standard & Poors and Fitch Ratings, Moody's negative outlook reflects its view of a trend towards generally lower systemic support for European Union banks.

Long-term total return index


150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2010
2011
2012
2013
2014

Total return index, beginning of 2010 = 100
— STOXX Europe 600 Banks
— Deutsche Bank
Source: Bloomberg

2–3
Increasing use of online media
Number of invitations to the Annual General Meeting sent by e-mail in thousands


64.6
55.6
51.7
60
30
0
12
13
14

On February 3, 2015, Standard & Poor's placed Deutsche Bank's long-term rating on "Credit Watch Negative" as part of its review of German, Austrian and UK banks to reflect the implementation of bail-in rules into legislation in these three countries as of January 1, 2015. The rating agency expects to resolve the Credit Watch placement by early May 2015.

Strong demand for Deutsche Bank's debt

Deutsche Bank enjoyed strong support from its debt investors, which allowed the bank to refinance at very attractive spreads. In 2014, Deutsche Bank issued a total of €44.1 billion in debt instruments at an average spread of 45 bps over the relevant floating index (for example, LIBOR) with an average tenor of 4.8 years. Thereof, €22 billion were benchmark issuances, meeting certain minimum size requirements. Another €22 billion were raised via targeted retail issuance and other private placements.

The most significant transactions in 2014 included the Additional Tier 1 securities issued in May and November 2014. With these two issuances, the bank substantially completed its target issuance for the end of 2015 of €5 billion in CRD 4-compliant Additional Tier 1 capital. Deutsche Bank's inaugural €3.5 billion Additional Tier 1 benchmark issue in May was split into three tranches. The second issue in November was a US$ 1.5 billion perpetual, non-callable 10-year bond with a 7.5% coupon.

Overall Deutsche Bank's issuance activities are well diversified across markets, instruments, currencies and types of investors. At the end of December 2014, 76% of the bank's total funding comes from the most stable funding sources, such as retail and transaction banking deposits, capital markets issuance and equity.

Internet service

Deutsche Bank provides comprehensive information on its Investor Relations website:

- Announcements and financial reports
- Broadcasts of major Investor Relations events and telephone conferences
- Recordings of the speeches at the Annual General Meeting
- Information on the Deutsche Bank share and bonds

Further information
► www.db.com/ir

Shareholders are increasingly taking advantage of the possibility to register to participate in the Annual General Meeting and to issue voting instructions online Chart 2–4.

Facts and Figures
More share capital held in Germany

Structural Data

		2014	2013	2012
Number of shareholders		599,230	566,979	610,964
Shareholders by type in % of share capital[1]	Institutional (including banks)	80	79	75
	Private	20	21	25
Regional breakdown in % of share capital[1]	Germany	57	50	45
	European Union (excluding Germany)	21	26	33
	Switzerland	7	6	6
	USA	13	15	13
	Other	4	4	2

Key Figures

	2014	2013	2012
Change in total return of Deutsche Bank share[2]	(22.5%)	7.5%	15.0%
Average daily trading volume (in million shares)[3]	8.1	6.2	7.6
Dividend per share for the financial year (in €)	0.75[4]	0.75	0.75

Special Projects

Capital increase from authorized capital	Two issuances raised gross proceeds amounting to €8.5 billion: 59.9 million shares with a value of €1.75 billion were placed with an anchor investor, Paramount Service Holdings Ltd. 299.8 million new registered common shares with a value of €6.75 billion were issued at a subscription price of €22.50 per share.
Additional Tier 1 capital issued	In 2014, €4.7 billion in Additional Tier 1 capital was raised through two issues of undated notes.

[1] Figures rounded
[2] Share price based on Xetra
[3] Order book statistics (Xetra)
[4] Proposal for the Annual General Meeting on May 21, 2015



Leveraging strengths, rising to the challenges, earning trust

Maria Luisa Cosso, Pinerolo
Private Client



»Deutsche Bank's staff members enjoy my full trust. They are reliable and deliver customized solutions quickly. These are decisive factors for an optimal business relationship and have formed the solid foundation of our partnership ever since 1998.«

Italy is the largest contributor to Group revenues in Continental Europe after Germany. First established in Italy in 1927, Deutsche Bank now has about 4,000 employees and 370 branches there.



Clients

In its four core areas of business, the bank has operations around the globe for private, institutional and corporate clients, providing a comprehensive product range and good service.



Leveraging strengths, rising to the challenges, earning trust

Statements relating to Deutsche Bank's competitive position, market share or ranking are based essentially on external sources, including industry publications (e.g. Euromoney) and specialist information providers (e.g. Thomson Reuters, Dealogic).

Corporate Banking & Securities
Paving the way for sustainable performance

In brief

- Solid revenue and market share momentum
- Progress on OpEx cost savings initiatives
- Ongoing cultural change

3–1
Markets: consolidating the position as leader in global government bonds trading
Market share in %


10
5
0
9.7
7.2
7.9
8.1
8.4
10
11
12
13
14
Ranking*
3
4
2
2
3

* in peer comparison
Source: Greenwich Associates

Corporate Banking & Securities (CB&S) comprises the Markets and Corporate Finance business divisions and offers financial products globally. The Markets Business Division combines the sales, trading and structuring of a wide range of financial market products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments and securitized instruments. Coverage of institutional clients is provided by the Institutional Client Group, while Research provides analyses of markets, products and trading strategies for clients. The Corporate Finance Business Division is responsible for mergers and acquisitions (M&A) as well as for debt and equity advisory and origination. Regional, industry-focused teams ensure the delivery of the entire range of financial products and services to the bank's clients.

CB&S continued to operate under difficult conditions in 2014 as revenue pools remained depressed and the record-low interest rate environment prevailed in many important markets. Also, trading activity was subdued in an environment with low volatility and volumes for most of the year. Volatility picked up in the fourth quarter on the back of rising geopolitical risks and falling oil prices. As the outlook for the U.S. economy improved, U.S. equity markets continued their upswing. The more positive business sentiment also gave momentum to corporate finance, which saw strong activity during the year, particularly in the Equity Capital Markets (ECM) and M&A businesses.

CB&S maintained its position as a world-leading investment bank and performed well in the reporting year, gaining market share while substantially reducing leverage. Despite increased regulation and difficult trading conditions, CB&S revenues were 2%

Excerpt from segment reporting (Corporate Banking & Securities[1])

Corporate Banking & Securities recorded income before income taxes of €3.3 billion in 2014, compared to €3.2 billion in the prior year, driven by solid revenue performance reflecting increased volatility notably in the second half of 2014, and lower litigation costs, partly offset by higher regulatory costs-to-achieve for the Operational Excellence program.

in € m.	2014	2013
Net revenues	13,742	13,526
Total provision for credit losses	103	189
Noninterest expenses	10,348	10,162
Income before income taxes	**3,266**	3,158
Return on equity (pre-tax) in %	13	16
Risk-weighted assets	175,561	114,729
Assets	1,213,612	1,102,007

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2014 (Management Report). Regulatory capital amounts and risk weighted assets are based upon Basel 2.5 rules through Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.

3–2
Markets: maintaining the leadership position in global fixed income
Market share in %


12
6
0
11.9
10.4
10.7
10.0
10.1
10
11
12
13
14
Ranking*
1
1
1
1
1

* in peer comparison
Source: Greenwich Associates

higher than the prior year, driven by increased revenues across Sales & Trading and Origination & Advisory. Debt Sales & Trading revenues were flat, while Equities Sales & Trading revenues increased 7% versus the prior year. Costs increased by 2%, driven by higher regulatory-related spending (including increased compensation expenses due to CRD 4 requirements), investments in the business and a negative impact from foreign exchange movements. CB&S delivered income before income taxes of €3.3 billion in the reporting year (2013: €3.2 billion).

Sustained progress on portfolio optimization

CB&S continued to optimize the use of resources across its business, enabling the division to maintain a market-leading client franchise while reducing resources. In 2014, CB&S continued to reduce leverage exposure and headcount, thereby increasing the efficiency of the business. In response to the changing market and regulatory environment, the division continued to evaluate its business portfolio, adapting it to reflect current market opportunities and to meet client needs. In this context, at the end of 2014, CB&S announced its exit from most trading in single-name credit default swaps.

The Markets division continued to reduce leverage exposure in the Fixed Income & Currencies business, while also redeploying resources to its leading Credit Solutions businesses to realize specific market opportunities, for example, in Commercial Real Estate. In Equities, the business remained committed to maximizing the income from its platform and more efficiently deploying resources to serve clients and increase returns, for example, in Prime Finance.

Corporate Finance continued to focus on increasing productivity through the enhanced alignment of client coverage, more efficient allocation of its balance sheet and greater cooperation with Global Transaction Banking. Deepening relationships with its most profitable clients remained a high priority in Corporate Finance, while also ensuring sustainable returns from its lending portfolio. The business maintained its leading position in Europe, continued to increase its market share in the U.S. and retained its strong franchise in Asia (source: Dealogic)

In recognition of its underlying franchise strength, Deutsche Bank won numerous awards in 2014, including Best Global Risk Advisor and Best Global Debt House from Euromoney and the Most Innovative Investment Bank for FX from The Banker.

Markets: solid revenue momentum

The client-focused business model of the Markets division produced growth and revenue share momentum in 2014. For the fifth time in a row, Greenwich Associates awarded Deutsche Bank's Global Fixed Income business first place based on market share. Chart 3–2 In 2014, Deutsche Bank continued to benefit from the strong franchise of its businesses, with revenues broadly unchanged in an environment of generally declining revenues. While conditions were particularly difficult for the Foreign Exchange and Rates businesses, this was offset by strong performance in Credit Solutions. Regionally, Debt Sales & Trading had a strong performance in the U.S., offsetting more challenging conditions in the Europe, Middle East and Africa region (EMEA) as well as in Asia Pacific (APAC).

3–3
Markets: strengthening the leadership position in equity derivatives
Market share in %


12
6
0
10.2
9.4
9.9
8.6
8.4
7.4
9.4
8.3
9.7
11.2
10
11
12
13
14

■ U.S. swaps
■ European options
Source: Greenwich Associates

Number one

global underwriter of international bonds

Through ongoing investments, the Debt Sales & Trading business successfully responded to the changing market. The business developed new analytical tools to identify where resources can add most value. This included a new sales platform providing more transparent, targeted and speedy information about client, business and sales performance. As part of the strategic focus on better serving multinational corporations, Markets also invested in a new electronic trading platform specifically for multinational corporate clients. The business adapted to market areas where regulatory change advanced. For example, it was the number one dealer in U.S. dollar interest rate swaps. This was the first major contract type to switch to compulsory centralized clearing and electronic trading, as demanded by regulators.

Deutsche Bank's Equity Sales & Trading business had a strong year, capturing market share and achieving solid revenue momentum. The business recorded substantial improvements in income before income taxes. Greenwich Associates ranked Deutsche Bank number one in Flow Equity Derivatives and Equity Options for European Investors. In Cash Equities, the business continued to focus on enhancing its electronic capabilities. In Equity Derivatives, the bank focused on building out its capabilities with corporate clients and achieved a solid performance across regions, notably the U.S. Chart 3–3 Prime Finance reorganized its client offering and redeployed resources to better serve clients.

Corporate Finance: market share gains in the United States

The Corporate Finance business was ranked number five globally in 2014 and achieved a record 5.4% market share. It made gains across most products and regions, notably in global Leveraged Debt Capital Markets, M&A, in the United States and Europe (source: Dealogic). Chart 3–4 Corporate Finance won several top accolades awarded by IFR Magazine, including Euro Bond House and EMEA Financial Bond House of the Year.

In Debt Capital Markets, Deutsche Bank became the number one arranger of international bonds, including eight of the ten largest investment grade U.S. corporate bonds of the year and the largest high yield financing on record (Altice/Numericable). In Equity Capital Markets, Deutsche Bank is now the only firm to have been involved in all five of the largest ever initial public offerings. Deutsche Bank's M&A business gained more market share than any other leading bank and ranked top three in EMEA. It also improved its rank and market share in the Americas and Asia Pacific excluding Japan (source: Dealogic).

3–4
Corporate Finance:
record market share
In %


8
4
0
6.8
7.0
6.5
7.2
7.5
5.2
5.0
5.2
5.2
5.4
10
11
12
13
14
Ranking* 5 1 5 1 5 1 6 1 5 2

■ Global
■ EMEA
* in peer comparison
Source: Dealogic, based on fees

Further resource reduction

CB&S' results were robust despite intensive resource rationalization, reflecting the sustainability of the division's client franchise. In response to the increased regulatory focus on leverage, CB&S continued to reduce its leverage exposure. However, the Basel 3 fully loaded risk-weighted assets (RWA) increased by 20 % to €176 billion as of year-end 2014. Changes in RWA were driven by model adjustments and higher operational risk resulting from increased litigation charges across the industry. The division continued to make solid progress with its Operational Excellence (OpEx) cost saving initiatives by achieving €1.0 billion in program-to-date savings, which is ahead of target.

Driving cultural change

In 2014, CB&S took crucial steps to ensure the bank's culture is better aligned to society's expectations and clients' interests. Today, CB&S sales people and traders are increasingly assessing the products they offer through multiple lenses, including non-financial risk and alignment to client needs. The objective is to ensure that CB&S runs a client-centric business focused on long-term value creation. Adjusting the mindset has required strong leadership from the division's senior management. Over the course of 2014, substantial time and effort of the CB&S Executive Committee was invested in embedding Deutsche Bank's values and beliefs deeper into the organization. Nearly all CB&S employees attended cultural change workshops facilitated by the senior leadership team. At the same time, CB&S rigorously enhanced its systems and controls to monitor compliance with the bank's policies. Moreover, the CB&S control and conduct organization was strengthened as an independent control unit within the business.

Outlook

2015 will be an important year for CB&S, as the division continues to reshape the business in response to the changing landscape in order to deliver a more efficient platform capable of generating sustainable returns for shareholders. Macroeconomic trends and diverging central bank policies are expected to create more favorable conditions for top line growth than in 2014, while ongoing cost discipline and execution of the Operational Excellence program will drive profits on the bottom line. CB&S made solid progress on its capital position in 2014 and will continue to consolidate and increase the efficiency of its business by optimizing its client portfolio, investing in technology and dynamically deploying resources to generate higher returns.

Awards 2014

The Banker
Most Innovative Investment Bank for FX
Most Innovative Investment Bank for Bonds
Most Innovative Investment Bank for Emerging Markets

Euromoney
Best Global Risk Advisor
Best Global Debt House
Best Investment Bank in Western Europe
Best Bank in Germany

Risk
Bank Risk Manager of the Year

Greenwich Associates
No. 1 in Global Fixed Income
No. 1 in Flow Equity Derivatives

International Financial Review
Structured Finance House of the Year
Euro Bond House of the Year
EMEA Loan House of the Year

Private & Business Clients
Deep roots in the home market

In brief

- Market leadership in Germany consolidated, profitable growth in Europe and Asia
- Digitalization as a core element of strategic development
- Postbank integration well advanced, common service unit established

3–5
Branch presence in Advisory Banking International
Total of 872 branches at year-end 2014


17
India
34
Belgium
54
Portugal
147
Poland
249
Spain
371
Italy

The Private & Business Clients (PBC) Corporate Division provides banking and other financial services to private customers, self-employed clients as well as small and medium-sized businesses both in Germany and internationally. PBC's product range includes payment and current account services, investment management and retirement planning, securities, deposits and loans. As the leading retail bank in Deutsche Bank's home market, PBC provides services to approximately 23 million clients in Germany, in addition to five million clients abroad. PBC has approximately 2,700 branches in Germany, Italy, Spain, Belgium, Portugal, Poland and India. The branch network is complemented by a mobile network of independent advisors and by direct distribution channels. In addition, the division maintains cooperation partnerships with companies such as Deutsche Post DHL AG, Deutsche Vermögensberatung AG (DVAG) as well as the Spanish and Italian postal services. In China, PBC holds a 19.99% stake in Hua Xia Bank and is its second largest shareholder. PBC comprises the three business divisions Private & Commercial Banking (PCB), Advisory Banking International and Postbank.

The market environment remained challenging in 2014. Low interest rates in Europe – and even negative interest rates on deposits with the European Central Bank in the second half of the year – had an adverse effect on the deposits business. PBC did not pass on the negative interest rates to its clients. Continued low interest rates encouraged clients in Germany and abroad increasingly to invest in securities and insurance products. In addition, the low interest-rate environment supported high client demand for mortgage loans.

Excerpt from segment reporting (Private & Business Clients[1])

Private & Business Clients recorded income before income taxes of €1.3 billion in 2014, compared to €1.6 billion in the prior year. The decrease was mainly due to significant non-recurring charges for loan processing fees recorded in noninterest expenses triggered by two rulings of the German Federal Court of Justice in May and October 2014. Net revenues increased mainly reflecting higher transaction levels and net asset inflows in investment and insurance products. Provision for credit losses benefitted from a favorable environment in Germany. Invested assets increased by €9 billion versus December 31, 2013, due to €6 billion in net inflows, mainly in securities, and market appreciation.

in € m.	2014	2013
Net revenues	9,639	9,550
Total provision for credit losses	622	719
Noninterest expenses	7,682	7,276
Income before income taxes	**1,335**	**1,555**
Return on equity (pre-tax) in %	9	11
Risk-weighted assets	79,571	73,001
Assets	258,381	265,360

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2014 (Management Report). Regulatory capital amounts and risk weighted assets are based upon Basel 2.5 rules through Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.

3–6
Well balanced income before income taxes* by business division
Total of €2,246 million at year-end 2014


712
Postbank
781
Private & Commercial Banking
753
Advisory Banking International

* Income before income taxes excluding costs-to-achieve and refunds for loan processing fees
Figures rounded

In 2014, PBC generated income before income taxes (IBIT) of €1.3 billion (2013: €1.6 billion). This included investment costs as part of the Postbank integration and the cross-divisional Operational Excellence program as well as expenses due to the refunding of loan processing fees. Net revenues rose by 1% on 2013 to €9.6 billion. Client demand for credit, investment and insurance products contributed to higher overall revenues. However, persistently low interest rates led to a decline in revenues from deposits. Changed regulatory requirements in areas such as payments, cards and accounts also weighed on revenues.

Costs rose by 6% in comparison to 2013. The decisions by the German Federal Court of Justice on the refunding of loan processing fees charged in the past cost €400 million. Tightening regulatory requirements also resulted in additional expenses for PBC. However, these costs were partially offset by savings from the successful implementation of the Operational Excellence (OpEx) program launched in 2012.

Thanks to the continued stable economic environment in Germany and the high quality of the loan portfolio, provisions for credit losses in Private & Commercial Banking and Postbank were again lower than in the prior year.

A leadership position among private sector banks

PBC's strategy is to extend its leadership position among private banks in Germany and maintain a focused advisory presence in selected European and Asian markets.

In its home market, PBC completed the integration of the coverage of mid-sized corporate clients under a single roof in Private & Commercial Banking (PCB). Corporate clients now have access to an additional 180 PCB advisory centers. PCB's relationship managers in the branches are working more closely together with the Global Transaction Banking (GTB) division to enhance the advisory and service quality in trade finance and cash management solutions for mid-sized corporate clients. Furthermore, PCB now provides them with a broader access to the bank's international product expertise and global network.

Private & Business Clients


Strategy and Steering
Private & Commercial Banking
Advisory Banking International
Postbank
Platform / Products
Operating Standards

3–7
Strong increase in net new assets in investment and insurance products
In € billion


6.5
2.8
-1.2
6
4
2
0
12
13
14

The integration of Postbank further strengthened PBC's franchise in Germany and made another significant step forward in 2014.

Advisory Banking International comprises PBC's activities in Europe (excluding Germany) and India as well as Deutsche Bank's stake in Hua Xia Bank in China. PBC's international business is focused on selective and profitable growth. In 2014, all foreign units showed solid revenue and volume development. In China, PBC continues to benefit from its stake in Hua Xia Bank, which once again generated solid earnings growth in the reporting year.

Throughout 2014, a key strategic priority of all three business divisions was to advance digital banking services. The expansion of seamless multi-channel access will enable PBC to serve clients even more effectively.

Increasing revenues through business in loans and mortgages

Revenues from PBC credit products rose across all three business divisions in 2014. Mortgage lending in Germany was particularly positive. The favorable economic environment led to greater client demand for residential mortgages, allowing PBC to raise substantial volumes of new business with a consistently good risk profile. The focus on selective new business with higher margins also contributed to the increase in revenues in the mortgage business.

In the deposits business, the low interest rate environment continued to pose a major challenge. Revenues decreased slightly despite targeted hedging transactions and terms and conditions closely aligned to market developments. The new deposit campaign launched in mid-2014 was very well received by clients. In a persistently low interest rate environment, this underscores Deutsche Bank's continued strong reputation as a provider of attractive deposits products. Overall, PBC attracted more than €7 billion in new deposits over the period of the campaign.

As investors were looking for attractive investment alternatives, PBC expanded its investment product business in Europe and India compared to 2013. At € 6.5 billion, PBC recorded the highest level of net new assets in investment and insurance products in more than ten years. Chart 3–7 Including the market's positive performance, client assets under management rose by €9 billion. Expanding its business in securities and insurance products will remain a key priority for PBC in the future.

Increasing efficiency

In the first half of 2014, PBC Banking Services was established by combining the previously separate service units of Private & Commercial Banking and Postbank. With this service holding company, PBC has created the largest integrated services platform in the financial industry in Germany. It is a center of competence for all services relating to accounts, cards, loans and securities and forms the backbone for sales. PBC Banking Services pools the expertise of approximately 10,000 employees and provides the full range of products and services to optimally serve clients. Looking ahead, PBC will continue to streamline structures, simplify products and processes and aim for higher levels of automation.

Further progress was made in the development of the shared IT and service platform, Magellan. This platform is used jointly by Private & Commercial Banking and Postbank. Magellan was designed to consolidate and integrate common IT and bank services.

3-8
Increasing use of online media
App downloads
in millions at year-end


2.0
1.0
0
0.8
1.1
1.9
12
13
14

The platform provides cost savings and more efficient processes. The upgrading and standardization of core applications facilitate faster product developments and service innovations. In 2014, 18 million savings accounts were made SEPA-compatible and a new application was launched to manage sales activities in the branches. Magellan simultaneously constitutes the platform and the foundation for Deutsche Bank's digitalization campaign.

Digitalization is a high priority

Digitalization is a key strategic priority for PBC. In 2014, the bank allocated €200 million to the expansion of digital services in PBC over a period of three years. PBC launched comprehensive initiatives to further enhance digital access channels in all three business divisions. PBC thus aims to react quickly to the needs of its clients, while offering a broader range of expertise and information and fostering a dialogue with clients.

In Private & Commercial Banking, initial milestones were reached with the introduction of the PhotoTAN app, the expansion of the digital postbox and the launch of a financial planning app at the end of 2014. In addition, clients can use a greater number of enhanced banking functions on mobile devices. Furthermore, PBC conducted successful pilots of a video advisory service, to enable clients in smaller and less centrally located branches to benefit from the expertise of specialist advisors.

In the second half of 2014, Postbank launched a large-scale marketing campaign, reflecting key themes of Postbank's new brand positioning, namely "digital and personal". Postbank is one of the first banks to offer an app allowing clients to authenticate credit transfers using fingerprints. Account information can be sent by e-mail, as well as scanned in and sent using a QR code.

Outlook

In the future, PBC aims to continually increase its revenues despite the headwinds from the persistently low interest rate environment. It intends to strengthen its lending business in Germany, expand the investments and insurance business, and foster targeted growth in its European units. The division intends to further increase its profitability. Clients should benefit through closer cooperation between the business divisions, both within PBC and Deutsche Bank Group. Across its international operations, PBC will continue to strengthen its advisory banking capabilities in the core European markets and India. It also intends to benefit from the stake in China's Hua Xia Bank. Following intensive balance sheet reduction and de-risking in recent years, Postbank is focusing more strongly on its core business activities. The advanced stage of the Postbank integration will enable PBC to realize additional synergies and cost savings.

Awards 2014

Handelsblatt
Best Investment Advisory – Securities

PASS Online-Banking Awards 2014
Best Branch Banking
Best Online Broker (maxblue)

Euro am Sonntag
Asset Gathering and Pension Planning – Very Good

Structured Retail Products.com
Best Distributor for Structured Products in Portugal

Global Transaction Banking
Capturing opportunities in growth regions

In brief

- Revenue growth in a challenging environment
- Leading position in euro clearing
- Organization realigned to client groups

€1.2 billion
income before income taxes in GTB

Global Transaction Banking (GTB) provides commercial banking products and services for both corporate clients and financial institutions worldwide, including domestic and cross-border payments, risk management and financing of international trade as well as trust, agency, depositary, custody and related services. GTB comprises Cash Management, Trade Finance and Securities Services.

Throughout 2014, GTB continued to operate successfully under challenging business conditions, including the ongoing slow economic recovery in Europe and low – even negative – interest rates. Furthermore, the transaction banking industry became more competitive, with new providers entering the market and margins subject to compression. Given the global nature of its business, GTB was also exposed to geopolitical risks. The division also had to adapt to regulatory change, which created both challenges and opportunities.

While market conditions were frequently difficult, GTB further invested in growth. Along with expanding business volumes and positive business momentum especially in Asia and the Americas, revenues increased by 2% compared to 2013. Risk costs decreased in 2014, but the cost/income ratio was slightly higher mainly due to a litigation-related charge and increased regulatory requirements. GTB has nearly doubled its pre-tax profit in two years and reported income before income taxes of €1.2 billion in 2014 (2013: €1.1 billion).

Excerpt from segment reporting (Global Transaction Banking[1])

Global Transaction Banking recorded income before income taxes of €1.2 billion in 2014, compared to €1.1 billion in the prior year, due to higher revenues and lower provision for credit losses following a single client credit event in 2013. This was partly offset by an increased cost base.

in € m.	2014	2013
Net revenues	4,146	4,069
Total provision for credit losses	156	315
Noninterest expenses	2,791	2,648
Income before income taxes	**1,198**	1,107
Return on equity (pre-tax) in %	20	22
Risk-weighted assets	43,265	36,811
Assets	106,252	97,240

[1]Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2014 (Management Report). Regulatory capital amounts and risk weighted assets are based upon Basel 2.5 rules through Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.



Leveraging strengths, rising to the challenges, earning trust

Huashan Xu, Haikou
Chief Financial Officer and Director, China Hainan Rubber Industry Group Co., Ltd.



»Hainan Rubber's good relationship with Deutsche Bank started with trade finance and now includes cash management, financial consulting and investment services. We appreciate and rely on the bank's expertise and tailor-made solutions.«

The first Deutsche Bank branch in China was opened in 1872 in Shanghai. Today, the bank has more than 500 employees in mainland China and around 1,400 in Hong Kong.

3–9
Leader in euro clearing
Market share in %


10
5
0
9.1
8.8
9.0
8.9
8.5
10
11
12
13
14
Ranking*
1
1
1
1
1

* in peer comparison
Source: European Central Bank, December 2014, based on euro payments through TARGET2 and EBA EURO1

GTB's success is founded on a diversified global portfolio – both in terms of product offering and regional balance – and a solution-oriented, volume-driven business model. GTB is present in 49 countries worldwide and services around 47,000 clients – including virtually all EuroStoxx 50 and DAX companies – in more than 190 countries and jurisdictions. The division has established a strong position in attractive growth markets such as China, India and Latin America.

Throughout 2014, GTB's key strategic priorities included deepening existing client relationships and acquiring new clients as well as investing in client solutions and IT platforms, including the addition of SWIFT MyStandards – an application giving clients direct access to standardized documents in formats such as SWIFT MT Messaging – and the award-winning Autobahn App Market. GTB continued to optimize its business portfolio and global footprint while maintaining a balanced risk/reward profile as well as strict capital and cost discipline. This was underlined in the positive development of the return on equity across the year.

The division maintained a strong focus on cultural change and collaboration with other areas of the bank, including the partnership with Corporate Banking & Securities' Institutional Client Group and Corporate Banking Coverage. GTB continued the joint venture with Private & Business Clients for medium-sized companies and its cooperation on client referrals with Deutsche AWM.

In 2014, GTB combined the sales and product development units and established a dedicated client coverage function to improve client centricity. As a result, Institutional Cash & Securities Services (ICSS) was created, with a repositioning of the business at a time of significant change across the industry. ICSS reviewed its portfolio and divested its Germany-based registrar services business. ICSS now comprises Institutional Cash Management and Securities Services, which includes the Depositary Receipts business, as well as Trust & Agency Services, Agency Securities Lending, Custody & Clearing and Fund Services.

Strong global footprint

GTB maintained its leading position in the Europe, Middle East & Africa (EMEA) region, and continued to grow its franchise in the Americas and Asia Pacific. The division remained the leading euro clearer with a market share of 8.5% (based on euro payments through the TARGET2 and EBA EURO1 clearing systems) Chart 3–9 and a top six U.S. dollar clearer with a market share of almost 9% (based on payments and receipts through the Clearing House Interbank Payment System, CHIPS). During the year, GTB regularly handled daily payments in excess of €1 trillion. GTB captured growth opportunities in the Americas and Asia. The Americas saw double-digit income growth. In Asia, GTB generated double-digit revenue growth and expanded its product and service offering with Chinese renminbi solutions while establishing a presence in the Shanghai Free Trade Zone. In November, Deutsche Bank effected its first renminbi transaction via Frankfurt's offshore clearing center.

As a major market participant, GTB remained committed to helping and advising its clients navigate the changing regulatory environment across all areas of the business. GTB assisted its clients in preparing for the Single Euro Payment Area (SEPA), launched in 2014, and progressed well on preparations for the use of the European Central Bank's TARGET2-Securities (T2S) settlement engine based on the second generation of the European TARGET gross payments settlement system.

3–10
Growing trade finance business volumes
Annual average in € bn.


80
40
0
51.2
57.3
61.2
70.6
75.1
10
11
12
13
14

Institutional Cash & Securities Services: increased market share

ICSS secured a number of landmark mandates throughout 2014. All business segments grew market share and acquired new clients. ICSS also developed its business in Saudi Arabia, Hong Kong, Shanghai, Australia and Russia.

The depositary receipts business increased its portfolio by more than 25% in 2014, maintaining its number two global market position. The Trust & Agency Services business gained momentum in the U.S. and worldwide in its escrow solutions unit. GTB maintained its position as a leading provider of custody and clearing globally and continued to grow its leading Agency Securities Lending and Fund Services franchises. These businesses experienced significant revenue and income growth.

Institutional Cash Management expanded across most regions and benefitted from increased deal volumes and higher revenues. It continued to be one of the few global cash management providers for financial institutions, offering cross-currency payment products such as FX4Cash. In 2014, GTB gained a number of major FX4Cash mandates with key clients.

Trade Finance & Cash Management Corporates: improving clients' payments

Cash Management Corporates (CMC) offers a range of solutions for clients to optimize their treasury and payment businesses and improve cash flow. The business continued to be a market leader in Europe, providing best-in-class solutions supported by service excellence, thought leadership and innovative use of technology.

In 2014, the business continued to pursue a cross-regional strategy with a strong emphasis on multinational corporates as well as the emerging markets. A third of newly-acquired clients came from emerging markets, notably Asia Pacific. The Cash Management Corporates business also made considerable progress in working with payment aggregators and the financial technology (Fintech) sector.

GTB serves about

47,000 clients in **190** countries

GTB regularly processes about


€1 trillion

in payments a day

Trade Finance continued to work with its clients at every stage of their trade-related value chain to support foreign trade activities. During the year, Trade Finance closed a number of important transactions with a special emphasis on working capital solutions and the accounts receivable business. Volumes in Trade Finance rose overall by around 15% in 2014 and increased by 25% in the financial supply chain business. The business continued to have a leading position in Germany, with a market share in excess of 20% in export letters of credit. The overall Trade Finance book came to more than €75 billion. Chart 3–10

Outlook

Global Transaction Banking continues to pursue strict cost and risk management discipline to ensure the efficient use of capital and to generate attractive returns, in order to remain a stable pillar with profitable growth in Deutsche Bank Group. In 2015 and beyond, GTB will continue to focus on building and developing client relationships in mature markets as well as driving growth in selected emerging markets. The partnership with other areas of the bank is continuously being expanded to ensure a wider range of clients can benefit from GTB's products, solutions and services.

Awards 2014

Euromoney
Leading US$ and € provider for Financial Institutions in Western Europe, Central & Eastern Europe, North America and Latin America
Leading International Cash Management Provider for Corporates, Western Europe
Best Transaction Services House in Western Europe

Asiamoney
Best Overall Cash Management in Asia Pacific (voted by large Financial Institutions)

Global Custodian
Agent Banks in Major Markets Survey: 30 "Outperformer" awards in securities services

FImetrix
Distinguished Provider of Transaction Banking Services in € and US$

Greenwich Associates
Quality Leader in Eurozone and Asian Large Corporate Cash Management
Quality Leader in U.S. Large Corporate Trade Finance

Deutsche Asset & Wealth Management Strong net new asset growth and continued transformation

In brief

- Net new asset growth of €40 billion
- Focused growth in business with UHNW clients, alternative investments and emerging markets
- Transformational projects driving operational efficiency

More than €1 trillion
in assets under management

Deutsche Asset & Wealth Management (Deutsche AWM) integrates all of Deutsche Bank's fiduciary asset management and wealth advisory businesses worldwide. With more than €1.0 trillion in assets under management, Deutsche AWM ranks among the top ten bank-owned global leaders in asset and wealth management.

Deutsche AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional active, passive and alternative investments across all major asset classes. Deutsche AWM also provides customized wealth management solutions and private banking services to high net worth and ultra high net worth (UHNW) individuals and family offices. A deeply rooted fiduciary culture, robust investment and risk management capabilities and continuous investment into the business enable Deutsche AWM to deliver lasting value to clients globally.

Although bolstered by the continued recovery of the global economy, Deutsche AWM continues to operate in a highly competitive environment defined by ongoing margin pressure and increased regulatory and compliance costs. Despite these headwinds, as well as the continued costs of executing efficiency and integration programs as part of Strategy 2015+, Deutsche AWM improved its business performance and achieved strong growth of invested assets managed on behalf of clients.

Excerpt from segment reporting (Deutsche Asset & Wealth Management[1])

Deutsche Asset & Wealth Management recorded income before income taxes of €1.0 billion in 2014, compared to €782 million in the prior year. Revenues were lower in 2014 driven by marked-to-market movements on policyholder positions in Abbey Life which are largely offset in noninterest expenses. Provision for credit losses decreased mainly resulting from lower specific client-related lending provisions and the recovery of prior charges in 2014. Invested assets in Deutsche AWM increased by €116 billion, mainly driven by foreign currency movements of €50 billion, market appreciation of €43 billion and inflows of €40 billion. The increase was mitigated by divesting non-core business assets from the Deutsche AWM portfolio, resulting in € 21 billion worth of assets under management leaving the platform.

in € m.	2014	2013
Net revenues	4,708	4,735
Total provision for credit losses	(7)	23
Noninterest expenses	3,685	3,929
Income before income taxes	**1,027**	782
Return on equity (pre-tax) in %	16	13
Risk-weighted assets	16,597	12,553
Assets	81,132	72,613

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2014 (Management Report). Regulatory capital amounts and risk weighted assets are based upon Basel 2.5 rules through Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.

3–11
Increasing volume of invested assets
In € billion


1,000
500
0
920
923
1,039
12
13
14

Deutsche AWM's income before income taxes (IBIT) came to €1.0 billion in 2014, a 31% increase over 2013 results of €0.8 billion. This robust performance was attributable to higher revenues (excluding the Abbey Life portfolio), driven by the alternative, passive, wealth and lending businesses in all major regions. Costs (excluding the Abbey Life portfolio) were down 2% as savings from the continued execution of different Operational Excellence (OpEx) initiatives were partially offset by strategic hiring and one-off effects relating to compensation.

Deutsche AWM grew invested assets globally by more than €100 billion to over €1.0 trillion Chart 3–11, including €40 billion in net new asset inflows from clients. Thus, 2014 marks a significant turnaround from net outflows in 2013 (€13 billion) and 2012 (€25 billion). All business areas attracted net inflows. The gross margin remained unchanged at 45 bps (excluding the Abbey Life portfolio).

An integrated, client-centric business

Deutsche AWM's strategy harnesses the power of a fully integrated business, the strength of its client coverage organization and global investment platform in order to lay the foundation for sustainable growth. All clients have a single point of access to Deutsche AWM through specialized teams, including the Global Client Group focused on institutional and retail clients, and regional relationship managers on Wealth Management teams who provide advice to private individuals and high net worth clients. UHNW clients are supported by a Key Client Partners team.

Deutsche AWM's global investment platform is led by a Chief Investment Office (CIO) that connects the expertise of about 1,500 investment, research and trading professionals to generate a global investment outlook (Deutsche AWM's House View) and to set guidelines for equity, fixed income and multi-asset portfolio management teams worldwide. Portfolio managers combine the House View with their own rigorous analyses to implement strategies on behalf of the portfolios and client accounts they manage. Commercially, Deutsche AWM's investment product offering encompasses six global product businesses: Loans & Deposits, Wealth Management Products, Active Investments, Passive Investments, Alternatives & Real Assets and Alternatives & Fund Solutions.

Deutsche Asset & Wealth Management

Core Wealth Management	Ultra-High Net Worth	Institutions	Retail / Distributors

Wealth Management	Key Client Partners	Global Client Group

Investment selection / Platforms

Loans & Deposits	Wealth Management Products	Active	Passive	Alternatives & Real Assets	Alternatives & Fund Solutions


3–12
Product mix by invested assets
Total of €1,039 bn. at year-end 2014


47
Other*
76
Multi-Asset
100
Alternatives
108
Passive
139
Cash
349
Fixed income/ money market products
220
Equity investments

Figures rounded
* Including foreign exchange products and other specialty funds/products

Disciplined execution driving efficiency and growth

In 2014, Deutsche AWM stayed focused on executing its strategic program to transform and grow the business. Deutsche AWM transformed its operating model and made progress with implementing new applications for both the asset management investment platform and for wealth management client services operations. Once fully implemented, these applications will provide Deutsche AWM with a state-of-the-art IT infrastructure ideally suited to its investment processes.

In 2014, Deutsche AWM actively reviewed its business portfolio and geographical presence, with the aim of focusing on core activities while further reducing complexity and costs. Deutsche AWM continued to focus on its home market, Germany, and on other European markets, while further expanding its business with UHNW and institutional clients in North America, the United Kingdom and in select emerging markets in Asia, the Middle East, Africa and Latin America. At the same time the division shed non-core and sub-scale businesses including asset management activities in Russia and the Philippines, the mass affluent wealth management segment in the United Kingdom and "stable value" investment products in the United States. Additionally, the business expanded outsourcing and moved activities to lower-cost locations.

In parallel, Deutsche AWM pursued growth through significant investments in both client service and product innovation. Through targeted hires, the division increased headcount in private banking and wealth management to serve UHNW clients worldwide. It also added to the coverage teams in the Global Client Group.

The division enhanced its product offering across innovative and high growth sectors, including the expansion of products based on the Cash Return on Capital Invested (CROCI) approach, "physical replication" of exchange-traded funds (ETFs) (i.e. using direct index replication instead of derivatives), and alternative investment fund offerings. Assets in CROCI strategies comprising retail fund and institutional account offerings grew in 2014 to over €6.0 billion globally (2013: €4.2 billion). With €19 billion (2013: €0.5 billion) in assets under management, Deutsche AWM cemented its position as Europe's second-largest provider of physical replication ETFs, now offering more than 60 products. Finally, Deutsche AWM continued to bring to market innovative alternative investment products, a key area where individual and institutional clients alike drive growth by seeking enhanced returns.

In 2014, Deutsche AWM grew revenues particularly with UHNW clients, in emerging markets and high-performing investment funds. Deutsche AWM's UHNW client business volume, comprising invested assets and lending volumes, grew 20% in 2014. Moreover, the invested assets of Deutsche AWM's clients based in the emerging market countries of the APAC, MENA and Latin America regions rose 25% in 2014. Finally, Deutsche AWM's assets under management in 4 and 5-star (Morningstar) rated funds grew 5%.

3–13



Regional split of invested assets
Total of €1,039 bn. at year-end 2014


86
Asia Pacific
280
Europe (excl. Germany)
376
Germany
297
Americas

Figures rounded

Cooperation across corporate divisions

Cross-divisional collaboration remains a top strategic priority. In 2014, Deutsche AWM managed about €50 billion in assets on behalf of PBC clients, in addition to institutional liquidity assets on behalf of GTB clients. Connectivity with CB&S is paramount to Deutsche AWM's future growth strategy with UHNW clients. The Key Client Partners advisory centers created in 2013 give professional investors seamless access to cross-asset class and cross-border investment opportunities and financing solutions developed in tandem with CB&S.

Outlook

Deutsche AWM is working towards its ambitious growth objectives. The division intends to leverage the combined capabilities of its integrated franchise as well as connectivity across Deutsche Bank, increase the number of advisors serving UHNW clients and build on the strengths in its domestic market, Germany, while gaining market share globally across institutional and retail asset management. Finally, Deutsche AWM expects focused execution of ongoing transformation projects to further improve efficiency and increase operating margins.

Awards 2014

Euromoney
No. 1 (Germany) – Private Banking and Wealth Management Survey

Asia Risk
Asian Private Bank of the Year

Scope Awards
Best Asset Management Company in Germany

Risk
Hedge Fund Derivatives House of the Year

ETP Awards
Best Provider – Innovation, Exchange-Traded Products

Global ETF Awards
Most Innovative ETF in the Americas

Hedge Fund Journal UCITS Hedge Awards 2014
Best Performing Long/Short Equity Fund

Structured Products
Technology Innovation of the Year

Treasury Management International
Winner – North America, Money Market Fund Awards

Non-Core Operations Unit
Key element of Strategy 2015+ to reduce risk and strengthen capital

In brief

- Non-core assets substantially reduced through sales
- Sale of key operating assets completed
- Significant amount of capital freed up since inception in 2012

3–14
Total IFRS assets
Total of €38.9 bn. at year-end 2014


2%
Asset & Wealth Management
14%
Corporate Investments
19%
Private & Business Clients
65%
Corporate Banking & Securities

Figures rounded

The objectives of the Non-Core Operations Unit (NCOU) are to free up capital, reduce the balance sheet and protect shareholder value by reducing risks from non-core assets, liabilities and business activities. The NCOU is a key element of Strategy 2015+, as ensuring transparency as well as strict capital and balance sheet management were defined as critical success factors for Deutsche Bank in light of the continually evolving regulatory environment.

The NCOU was formed in the fourth quarter of 2012 through the transfer of approximately €140 billion in assets in accordance with IFRS, equivalent to about the same amount of risk-weighted assets (RWAs) under full implementation of Basel 3. The NCOU's portfolio comprises activities that are non-core to Deutsche Bank's strategy, including assets materially impacted by business, legal or regulatory changes.

The NCOU operates under clearly defined divestment rules that are strictly adhered to. It reduces the balance sheet through disposals to third-party investors and aims to find optimal de-risking solutions for unwinding complex structures by working with multiple internal and external parties.

The NCOU's strategic focus is fully aligned to Deutsche Bank's overall strategic objectives. Initially, this entailed a strong emphasis on reducing capital demand to contribute to the material improvement in the capital ratio, while preventing a dilution for share-

Excerpt from segment reporting (Non-Core Operations Unit[1])

The Non-Core Operations Unit recorded a loss before income taxes of €2.9 billion in 2014, compared to €3.4 billion in the prior year. The decrease was mainly due to lower revenues and lower credit losses reflecting the progress of de-risking. Noninterest expenses were lower but continued to be impacted by the nature and timing of specific items. Noninterest expenses decreased predominately due to lower litigation-related expenses as well as the benefit seen from execution of the bank's de-risking strategy.

in € m.	2014	2013
Net revenues	211	964
Total provision for credit losses	259	818
Noninterest expenses	2,804	3,550
Income before income taxes	(2,851)	(3,402)
Risk-weighted assets	58,538	52,443
Assets	38,853	63,810

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2014 (Management Report). Regulatory capital amounts and risk weighted assets are based upon Basel 2.5 rules through Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.

3–15
Continuing de-risking
In € bn.


150
75
0
~140
142
113
105
64
59
39
59
Jun 30, 2012
Dec 31, 2012
Dec 31, 2013
Dec 31, 2014
IFRS assets
RWA

holders. Recently, an increasing focus has been placed on reducing balance sheet exposure to assist Deutsche Bank in meeting its leverage ratio target. Additional focal points are the resolution of material contingent liability risks and the reduction of the underlying cost base of the NCOU, while progress continues in de-risking.

Progress made in a challenging environment

In 2014, the NCOU successfully delivered on its de-risking strategy, clearly evidenced by the 39% reduction in total IFRS assets. As of December 31, 2014, IFRS assets stood at €39 billion and the related Basel 3 fully loaded RWAs at €59 billion, unchanged to 2013. Chart 3–15 As expected, the pace of de-risking slowed in 2014 compared to the prior year as the size of the portfolio was decreasing. At the same time, a heightened volatility in the risk-weighted asset equivalent calculations was observed. While de-risking activity during the period under review released €12 billion in RWAs, this was materially offset by other factors including model-driven adjustments. Since its inception, the NCOU has generated a regulatory own funds capital accretion of €4.8 billion on a post-tax basis, excluding litigation-related costs. This is equivalent to a 110 basis point rise in the Common Equity Tier 1 (CET1) ratio.

In 2014, the NCOU focused on the disposal of operating assets previously held in the former Corporate Investments division, leading to the successful completion of the sales of BHF-BANK and The Cosmopolitan of Las Vegas. These divestments were supplemented by the winding down of legacy banking assets, such as the early termination of some of the credit derivative hedges in the monoline portfolio and sale of the underlying bonds. A material notional reduction in the credit correlation portfolio also yielded a significant reduction in CRD 4 assets.

The legacy portfolio of the Special Commodities Group was transferred into the NCOU at the end of the first quarter 2014. This followed the decision made in December 2013 to scale back Deutsche Bank's Commodities business. Risk-weighted assets at the time of the transfer amounted to €3 billion. The reduction of these assets progressed ahead of schedule, and they had declined to less than €1 billion by the end of the reporting period.

€25 billion
in assets scaled back in 2014

Overall, the NCOU generated a net gain on the divestments completed during the period. However, the financial performance of the division continues to be adversely impacted by provisions, impairments, for example, on Maher Terminals, and valuation adjustments made across the portfolio. In addition, the NCOU incurred the high costs of existing liabilities. Litigation-related charges, although lower than in 2013, significantly impacted noninterest expenses. In total this resulted in a loss of €2.9 billion.

Outlook

The NCOU will continue to contribute to reducing risks through the disposal of assets. The pace of this will slow down with the decline in portfolio size, while there is potential for RWA volatility from model-driven effects, primarily for market and operational risk. In 2015, income before income taxes is likely to be impacted by factors similar to those specified above for the year under review.

Facts and Figures
Outstanding performance for demanding clients

Structural Data

		2014	2013	2012
Number of clients (rounded)				
Corporate Banking & Securities		18,200	20,200	21,400
Global Transaction Banking		47,400[1]	62,600	67,200
Deutsche Asset & Wealth Management	Retail Asset Management (Germany/Luxembourg)	2,324,000	2,461,000	2,316,000
	thereof: in cooperation	645,000	624,000	552,000
	Institutional Asset Management[2]	6,400	6,400	6,400
	Wealth Management[3]	54,800	65,700	71,300
Private & Business Clients		27,473,000	27,994,000	28,419,000
	thereof: Deutsche Postbank AG	13,761,000	13,959,000	14,018,000

Key Figures

		2014	2013	2012
Corporate Banking & Securities	Risk Awards, number of awards won	2	3	3
	Euromoney Awards for Excellence, number of awards won	18	19	26
	Dealogic global Corporate Finance market share	5	6	5
	Greenwich Global Fixed Income survey	1	1	1
	Greenwich Foreign Exchange survey	1	1	1
Global Transaction Banking	Assets under custody (in € trillion)	2.1	1.8	1.6
	Documentary trade business (in € billion)	75.1	70.6	61.2
	Locations incl. representative offices	49	47	46
	Awards for securities business in Asia[4]	17	11	13
Deutsche Asset & Wealth Management	Deutsche AWM			
	Number of fund performance awards in Europe	64	56	77
	Invested assets (in € billion)	1,039	923	920
	thereof: ultra high net worth clients	241	201	180
Private & Business Clients	Number of app downloads (in thousands)	1,911	1,135	785
	Net New Assets (Investment Products & Insurance) (in € billion)	6.5	2.8	(1,2)
	Client Business Volume Mortgages (in € billion)	121	118	113

Special Projects

Corporate Banking & Securities	"Strategic Agenda" – a set of 20 strategic initiatives to further recalibrate CB&S spanning culture, clients, revenue growth, resource efficiency, operational alignment and inter-divisional cooperation.
Global Transaction Banking	TARGET2-Securities (T2S) solution that enables our clients to capitalize on the new single securities settlement market infrastructure across Europe.
	500 Working Capital training sessions in Trade Finance/Cash Management Corporates to deliver better Working capital solutions to clients.
Deutsche Asset & Wealth Management	Platform upgrades: First implementation of BlackRock Solutions' Aladdin platform in Germany and Switzerland; Global investment operating environment will be re-platformed within 2015. Upgrade of Avaloq wealth management platform in Switzerland.
	Physical ETF replication: Recalibrated European Exchange Traded Funds suite from synthetic to physical replication, resulting in more than €5 billion net new asset growth.
Private & Business Clients	"PBC Banking Services" was established by combining previously separated service units of Private & Commercial Banking and Postbank at 14 different locations under one roof.
	Digitalization is a key strategic priority. Deutsche Bank allocated €200 million to PBC for the expansion of digital services over a period of three years.

[1] The reduction is attributable to the realignment of activities in the Netherlands
[2] Including Passive Investors
[3] Number of relationships excluding Private Client Services (USA), including Sal. Oppenheim
[4] The Asset's Triple A Investor, Fund Management and Asset Servicing awards



»Boosting the innovative potential of our diverse staff through inclusive leadership supports our strategic objectives of competing at the highest levels globally, and understanding our client and stakeholder needs.«

Deutsche Bank's Head Office is located in Frankfurt am Main, the most important financial center in Continental Europe. About 10,400 employees from 75 nations are based in the Frankfurt area.



Leveraging strengths, rising to the challenges, earning trust

Gülabatin Sun, Frankfurt am Main
Global Head of Diversity and Inclusion, Deutsche Bank AG



Staff

Deutsche Bank aims to recruit and retain the best, most highly talented employees to secure its future. Only as an attractive global employer can it succeed in this.



Leveraging strengths, rising to the challenges, earning trust

Staff
The right talent at the right place

In brief

- Values and beliefs integrated in people processes
- Female representation in leadership positions increased
- Reward structures meet regulatory requirements

4–1
Staff numbers
In thousands at year end*


102.1
101.0
98.2
98.3
98.1
100
50
0
10
11
12
13
14

* Full-time equivalents

With increasingly fierce competition worldwide, attracting and retaining the best talent has never been more important to Deutsche Bank. In an environment of rapid change, the bank aims to be an attractive global employer in the financial sector. The bank is pursuing this goal by implementing its strategic agenda of Human Resources initiatives, which encompass cultural transformation, diversity and inclusion as well as redesigning reward structures and fostering leadership and talent management.

In 2014, the number of staff employed on a full-time basis by Deutsche Bank Group decreased by 117 to 98,138. Chart 4–1 Adjusted for businesses acquired and sold, the number of full-time equivalent staff increased by 1,214. The regional structure of Deutsche Bank's workforce Chart 4–2 was affected by the divestment of BHF-BANK in Germany. Excluding this effect, the percentage of the workforce employed in Germany remained broadly stable.

Embedding the bank's values and beliefs in people processes

Deutsche Bank embedded its values and beliefs in its recruiting, interviewing and onboarding processes as well as in its development activities. In 2014, the performance management process was adapted further. Adherence to Deutsche Bank's values and beliefs is now a determining factor not only for 50% of an employee's individual performance evaluation, but also for promotion decisions. Furthermore, elements of the compensation system were aligned to supporting, encouraging and rewarding the right behaviors, while sanctioning wrong behaviors. Key metrics related to Deutsche Bank's values were integrated into the year-end compensation process for employees in all divisions and for the members of the Management Board. Also, the suspension, "red flag" and performance management processes were aligned to the disciplinary and year-end review processes.

At the same time, Deutsche Bank launched the "Living the Values" Awards in 2014, sponsored by the Co-CEOs, to recognize employees who achieve exceptional business outcomes while demonstrating the bank's values. Nearly 100 nominations were made by senior managers globally and 10 teams received the inaugural award.

4–2
Regional deployment of staff
In % at year-end 2014*


19.4%
Asia Pacific
46.3%
Germany
10.8%
Americas
23.5%
Europe (excl. Germany), Middle East and Africa

* Full-time equivalents

The Deutsche Bank People Survey provides valuable insights into employees' understanding of the bank's culture. 82% of the respondents were familiar with the values and beliefs. These findings will continue to directly influence the bank's agenda in 2015.

Redesigned reward structures

The bank adjusted its compensation system in the reporting year. 2014 saw changes in European legislation through the Capital Requirements Directive IV (CRD 4), which restricted the ratio of fixed to variable compensation for certain bank employees to 1:1. While CRD 4 applies to "material risk takers" only, this regulation covers all employees globally based on the regulatory framework in Germany. In May 2014, the General Meeting approved the legal possibility of adopting a 1:2 fixed to variable compensation ratio for all employees and the bank implemented this rule. To ensure that total compensation levels remain competitive, Deutsche Bank adjusted the compensation structure for a number of employees through several measures, including a rebalancing of variable and fixed compensation. At the time of adjustment in July 2014, approximately 1,100 employees were identified as being eligible to receive fixed pay increases.

For many years, Deutsche Bank has used variable compensation to create incentives for, reward and retain high performing employees. The bank is committed to ensuring that a large portion of any variable compensation award for senior managers is linked to the bank's long-term development and performance. Such variable compensation is subject to a structured deferral of a minimum of three years, along with robust performance conditions and forfeiture provisions. As of February 2014, a number of enhancements were made to the plan rules. For example, a Group performance forfeiture condition that previously applied only to material risk takers was introduced for all staff with deferred equity awards, and the breach of policy rules were expanded to cover lower levels of disciplinary action.

A robust and effective governance structure ensures that Deutsche Bank operates within the clear parameters of its compensation strategy and policy. In 2014, improvements to the governance structure focused on the remit and work of the Group Compensation Oversight Committee and thus delivered a strengthened and streamlined governance process. Enhancing the documentation of individual variable compensation allocation decisions and ensuring a greater emphasis on the importance of cultural considerations were key achievements in 2014.

Further information

Financial Report 2014
Compensation Report, pages 257 ff.

4–3
Increased ratio of women in management positions
In % at year end


40
20
0
29.3
29.7
30.8
31.1
31.7
16.2
17.1
18.0
18.7
19.4
10
11
12
13
14

■ Female Managing Directors and Directors
■ Female officers (Managing Director, Director, Vice President, Assistant Vice President, Associate)

Diversity and inclusion make a real difference

Deutsche Bank recognizes the value of a diverse and inclusive organization. The bank embraces the opportunities and challenges represented by demographic changes. However, diverse teams can only perform to their full potential in a working environment founded on trust, respect and openness. The bank is therefore building awareness of the positive impact of inclusive leadership among its managers. To achieve this, diversity objectives for managers were formulated to foster diversity awareness and ensure investments are made in diverse talents.

In 2014, the bank conducted the workshop "Managing Unconscious Bias" for Managing Directors and Directors in additional locations in Germany, making it possible for more senior managers to participate. A renewed focus was placed on the global e-learning program "Great Minds Don't Think Alike – The Power of Different Perspectives". Over 6,000 employees have already participated.

In the year under review, Deutsche Bank increased female representation in senior management positions further, most notably by appointing two female executives to the Group Executive Committee. Furthermore, programs to increase the number of women in leadership positions continue to be key elements of the bank's diversity strategy. 42 women have participated in the award winning ATLAS (Accomplished Top Leaders Advancement Strategy) program for female Managing Directors since it was launched in 2009: 56% of the active alumni have been promoted at least once, and 13 women are now members of global or regional executive committees. In June 2014, 37 female Directors participated in the fifth Deutsche Bank Women Global Leaders program at the INSEAD Business School.

Along with other DAX companies, Deutsche Bank signed a voluntary declaration in 2011, undertaking to increase the proportion of female senior managers (Managing Director and Director level) to 25%, and for all officer titles to 35%, by the end of 2018, subject to applicable laws worldwide. In line with its overall diversity strategy and supported by this commitment, the bank is recruiting more female managers at the supervisory board and senior management levels. Since 2010, the number of female Managing Directors and Directors has increased by around 260 (+17%), while the number of female officers has risen by around 2,200 (+18%) and reached a share of 19.4% and 31.7%, respectively. Chart 4–3 With the "Women on Boards" initiative, the proportion of female members on regional advisory boards increased to 8.5% in 2014 and thus doubled since the launch of the initiative in 2011. Female supervisory board membership has remained unchanged.

4–4
Length of company service
Share of staff in % at year-end 2014


36.9%
more than
14 years
33.8%
up to
4 years
29.3%
5–14 years

Fostering strong leadership and talent management

The role of leaders to inspire and engage their employees has never been more important. In 2014, the bank therefore developed a new framework for senior leadership development to strengthen leadership capabilities and to support career mobility, succession planning and staff development activity. In 2014, 69 senior leaders took part in this process. The bank prioritized key risk-takers for the exercise as the suitability of current and future employees in what regulators consider to be key risk positions is of increasing importance.

Senior appointments are centrally coordinated to enhance the succession planning process and to support cross-divisional mobility, career development, the retention of key talent and a greater representation of women in leadership positions. To this end, 50% of the internal top senior appointments resulted from cross-divisional moves and 63% of the internal candidates were sourced from the bank's succession planning process. Furthermore, 25% of the senior leadership appointments made in 2014 were female Managing Directors, which had a positive impact on gender diversity in the bank's senior management positions.

Attracting and retaining employees who live the values

In 2014, to meet the bank's junior talent needs, Deutsche Bank began to apply a more consistent approach to the hiring, training and management of graduates across different divisions and locations. The strategy aims to improve efficiency and position graduates employed by Deutsche Bank as a pool of talent for the future. Deutsche Bank invested in a number of universities in a variety of new or growing locations, thereby broadening reach and brand awareness among the target audience. In July 2014, 751 graduates joined the bank across all businesses and infrastructure functions, an increase of 19% on 2013. Almost a quarter were hired in near-shore locations as a result of the bank's location strategy and evolving footprint in locations such as Jacksonville (Florida, USA), Cary (North Carolina, USA), Moscow and Birmingham (UK). Another 522 interns participated in Deutsche Bank's summer internship programs in 2014.

Increased participation in staff share purchase plan

Approximately 20,000 staff from 31 countries participated in Deutsche Bank's Global Share Purchase Plan in 2014. In Germany, 56% of the eligible workforce took part, along with more than 36% of the employees in other countries where the plan is operated. The plan provides employees the opportunity to purchase Deutsche Bank shares in monthly installments. At the end of the purchase cycle, Deutsche Bank matches the acquired shares up to a maximum of ten free shares.

Further information
Human Resources Report 2014
► www.db.com/ir/reports

Facts and Figures
Great diversity, global presence

Structural Data

		2014	2013	2012
Staff (full-time equivalents)[1]		98,138	98,254	98,219
Divisions	Private & Business Clients	38.8%	38.6%	38.6%
	Corporate Banking & Securities	8.4%	8.5%	8.7%
	Deutsche Asset & Wealth Management	6.1%	6.2%	6.6%
	Global Transaction Banking	4.2%	4.2%	4.4%
	Non-Core Operations Unit	0.3%	1.6%	1.7%
	Infrastructure/Regional Management	42.2%	40.9%	40.0%
Regions[2]	Germany	46.3%	47.2%	47.1%
	Europe (excluding Germany), Middle East and Africa	23.5%	23.6%	24.2%
	Americas	10.8%	10.5%	10.5%
	Asia Pacific	19.4%	18.7%	18.2%
Qualifications[3,4]	University degree	63.0%	64.2%	64.0%
	High school certificate	19.3%	17.4%	17.4%
	Other school degrees	17.7%	18.4%	18.6%
Female staff[5]	Total female staff	41.7%	41.7%	41.7%
	Female Managing Directors and Directors	19.4%	18.7%	18.0%
	Female Officer[6]	31.7%	31.1%	30.8%
Age[3]	up to 29 years	18.8%	18.9%	19.8%
	30–39 years	29.3%	29.2%	29.4%
	40–49 years	29.6%	30.6%	30.8%
	over 49 years	22.3%	21.3%	20.0%
Length of company service[3]	up to 4 years	33.8%	33.2%	34.9%
	5–14 years	29.3%	30.7%	30.0%
	over 14 years	36.9%	36.1%	35.1%

Key Figures

	2014	2013	2012
Employee Commitment Index[7]	66%	–	73%
Voluntary staff turnover rate	6.6%	6.4%	6.2%
Training (expenses in € million)	82	86	109
Apprenticeship programs (expenses in € million)	41[8]	46	54

Special Projects

Increased Internal Mobility	An awareness campaign which aims to increase internal career mobility, which started in 2013, saw positive results in the Asia Pacific region with internal fill rate increasing from 27% in 2013 to 36% in 2014. This trend is mirrored globally.
New Framework for Senior Leadership Development	In 2014, the bank developed a new framework for senior leadership development to strengthen leadership capabilities, support career mobility, succession planning and staff development activity. 69 senior leaders took part in this process.

[1] Staff (full time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns
[2] In 2014, the employees of Mauritius previously shown in Europe (excluding Germany), Middle East and Africa were assigned to Asia Pacific; numbers for 2013 (186 employees) and 2012 (197 employees) have been restated to reflect this.
[3] Number of staff (headcount)
[4] Excluding primarily Postbank, Sal Oppenheim, BHF-BANK (sold in 2014) and DB Investment Services
[5] Excluding legal entities outside of DB Corporate Title system: primarily Postbank, Sal Oppenheim, BHF-BANK (sold in 2014) and DB Investment Services.
[6] Employees with corporate titles Managing Directors, Directors, Vice Presidents, Assistant Vice Presidents and Associates
[7] 2014 including Postbank for the first time; survey not conducted in 2013
[8] Reported 2014 costs lowered by around €3 million vs. 2013 due to change of allocation method primarily for IT related costs.



Leveraging strengths, rising to the challenges, earning trust

Steve Weiner, London
Group Treasurer, Unilever



»With Deutsche Bank's help, Unilever has issued the first ever sterling green bond. This will help to raise essential funding to invest in energy efficiency and other vital ingredients for a sustainable business.«

Both Deutsche AWM and CB&S have a significant management presence in London, which reflects the strategic importance of the UK's capital in the banking industry.



Corporate Responsibility

Deutsche Bank is committed to sustainability and reviews its business transactions for environmental and social risks.



Leveraging strengths, rising to the challenges, earning trust

Corporate Responsibility
Environmental and social risk standards strengthened in core business

In brief

- Greater number of transactions reviewed with respect to environmental and social risks
- Contributed to shaping the growing "green bond" market
- 5.8 million people reached with Corporate Citizenship initiatives

5–1
RobecoSAM sustainability rating 2014
Financial services companies
(Scale from 0 to 100)


100
50
0
72
59
75
37
65
35
70
45
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

■ Industry Average
■ Deutsche Bank
Source: RobecoSAM AG

Updated in 2014, Deutsche Bank's Code of Business Conduct and Ethics defines its commitment to sustainability, which is at the heart of the bank's corporate responsibility principles. Deutsche Bank considers the environmental and social impact of its actions and applies high environmental and social standards to its business activities in order to support a sustainable future. This commitment is in line with Strategy 2015+ and reflects Deutsche Bank's values and beliefs. In a complex business environment, the bank continued to incorporate the inclusion of sustainability aspects in its core businesses. The bank's approach focused on increasing transparency, exploring business opportunities arising from global trends and managing potential environmental and social risks.

This commitment extends well beyond core business operations. As a corporate citizen, Deutsche Bank is uniquely positioned to take a leading role and help make innovative ideas possible in order to effectively address today's global challenges.

Increasing awareness of environmental and social risks
Due diligence on environmental and social risks is required by Deutsche Bank's Environmental and Social Reputational Risk Framework as an integral part of the approval process for all transactions, especially for business activities in sensitive sectors. The bank established a position on activities in or near UNESCO World Heritage Sites and reconfirmed the commitment to halt deforestation. Together with other banks and investors, Deutsche Bank engaged in developing an approach towards managing carbon asset risk, which could arise for capital providers from unmanaged operator carbon risk.

In 2014, the number of transactions reviewed under the Framework again grew significantly to 1,250 (2013: 721), reflecting the banking teams' increased awareness of these risks.

Focusing on client needs
Satisfied, loyal clients are central to Deutsche Bank's success. Building on existing processes, the bank determined a Net Promoter Score (NPS) in 2014 for most client segments to create a consistent and systematic measurement of client satisfaction across the bank, which will also contribute to strengthening client centricity.

5–2
Global corporate responsibility investments
Total of €80.5 m. in 2014


9%
Europe
(excl. Germany, UK), Middle East and Africa
44%
Germany
10%
Asia Pacific
(incl. Japan)
14%
UK
23%
Americas

The Private and Business Client (PBC) division has a long record of investing in and measuring customer satisfaction. In 2014, approximately 360,000 private and business clients in Germany participated in the client satisfaction survey. The responses provide detailed feedback on how clients perceive the quality of the bank's advice and services and whether they would recommend Deutsche Bank to a friend or relative.

Integrating environmental, social and governance factors in investment decisions
Deutsche Bank continued to develop its approach to integrating environmental, social and governance (ESG) issues into investment processes in Deutsche Asset & Wealth Management (Deutsche AWM). To further these efforts in 2014, Deutsche AWM strengthened the team responsible for coordinating the ESG strategy and for enhancing capacities and competencies in the field of sustainable investment. In 2014, Deutsche AWM developed a proprietary application that can screen up to 1,500 subsets of corporate "ESG behaviors" for more than 5,000 companies. This means the division can develop products tailored to the specific ESG standards of individual institutional investors. At the end of 2014, Deutsche Bank managed assets invested on the basis of ESG criteria of approximately €5.4 billion (2013: €5.1 billion).

Supporting environmental and social investments
Deutsche Bank is one of the leading private sector project financiers in renewable energy. In 2014, the bank provided more than €978 million (2013: €783 million) to clients' renewable energy projects. The bank advised and enabled the financing for projects with a total capacity of more than 1,793 megawatts, worth €4.3 billion.

Deutsche Bank joined 12 other major financial institutions in publishing the Green Bond Principles, which provide a framework for integrity and transparency in this market. The Principles set out the standards for the capital generated from a green bond issue in order to ensure that the funds raised benefit environmental or social projects, for example, renewable energy, energy efficiency and clean water. In 2014, the green bond market grew four-fold. Deutsche Bank was the lead manager of several major issues, including a €1.5 billion bond for the Kreditanstalt für Wiederaufbau (KfW), and the first sterling-denominated bond which raised GBP 250 million for Unilever.

An active corporate citizen
With a total investment of €80.5 million in 2014 (2013: €78.2 million), Deutsche Bank and its foundations continue to be among the world's most active corporate citizens. Chart 5–2 More than 5.8 million people benefitted from the bank's programs last year. Deutsche Bank's social investment programs touched the lives of 1.6 million people in 2014. They range from microfinance and impact investing via community development and entrepreneurial initiatives to assisting people in need. As a pioneer and thought-leader in microfinance, the bank seeded around 3.9 million micro-loans worth an estimated US$ 1.8 billion since 1997.

Following its successful launch in the UK, Born to Be, the youth engagement program of Deutsche Bank and its foundations was rolled out across Europe, Asia, South Africa and the Americas in 2014. It focuses on removing barriers to education and personal development and has supported more than one million young people around the world to fulfill their potential.

Further information
Corporate Responsibility Report 2014
► www.db.com/cr/society

Facts and Figures
Exploring opportunities, managing risks

Structural Data

	2014	2013	2012
Number of countries in which Deutsche Bank operates	71	71	72

Key Figures

		2014	2013	2012
Sustainability Ratings	Carbon Disclosure Project (Band A to E)	92/Band B	91/Band A	90/Band A
	OEKOM Research (on a scale from A+ to D–)	C/Prime	C/Prime	C/Prime
	RobecoSAM (Scale from 1 to 100)	70	72	78
	Sustainalytics (Scale from 1 to 100)	62	59	65
External perception of Deutsche Bank as a responsible corporate citizen (global B2B market)		64%	51%	49%
Total Corporate Citizenship investments (in € million)		80.5	78.2	82.7
Responsible business				
Assets under management in sustainability-oriented funds (in € billion)		5.4	5,1	3,7
Estimated cumulative financing to micro-borrowers since 1997 (in US$ billion)		1.75	1.67	1.49
Sustainable operations				
Renewable energy used (in % of total)		77%	79%	67%
Net greenhouse gas emissions[1] (in t CO_2)		297,303	306,268	346,983
People and society				
Employees participating in Deutsche Bank's corporate volunteering programs (in % of total staff, excluding Postbank)		21%	25%	24%
Participants in education projects		1,168,913	411,121	1,322,026
Beneficiaries of social projects education/Born to Be projects		1,593,177	439,635	7,108,984

Special Projects

Economy	Development of a proprietary software solution that allows us to filter more than 1,500 data sets on the ESG practices of more than 5,000 companies. Development of a clear position on activities in or near UNESCO World Heritage Sites.
Ecology	Maintained carbon neutrality for all operating activities through purchasing and retired Verified Emisssions Units. Deutsche Bank was the book runner for multiple "green" bonds.
People and Society	Values and beliefs were embedded in all people processes throughout an employee's career lifecycle. Global roll-out of Born to Be, the youth engagement program of Deutsche Bank and its foundations. Almost 17,000 employees (21% of global staff) volunteered over 190,000 hours for social projects.

[1]Net greenhouse gas emissions include renewable energy sources and renewable energy certificates. Fully offset by high quality carbon credits since 2012.



»At NADB, we have always been very pleased with Deutsche Bank's customized, top-quality service. They fully understand our needs and goals. Deutsche Bank not only has a passion to perform, but also a passion to deliver.«

In the U.S., Deutsche Bank has around 10,000 employees in 28 states and 90 cities. Deutsche Bank Americas contributes a quarter to total Group revenues.



Leveraging strengths, rising to the challenges, earning trust

Héctor M. Camacho, San Antonio
Chief Financial Officer, North American Development Bank (NADB)



Consolidated Financial Statements / Excerpts

Fewer risks and a stronger capital base are reflected in Deutsche Bank's balance sheet in 2014.



Leveraging strengths, rising to the challenges, earning trust

For notes and other detailed information (including footnotes), see Financial Report 2014 (Consolidated Financial Statements).

Statement of Income

Statement of Income

in € m.	2014	2013	2012
Interest and similar income	25,001	25,601	31,593
Interest expense	10,729	10,768	15,619
Net interest income	**14,272**	14,834	15,975
Provision for credit losses	1,134	2,065	1,721
Net interest income after provision for credit losses	**13,138**	12,769	14,254
Commissions and fee income	12,409	12,308	11,809
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,299	3,817	5,608
Net gains (losses) on financial assets available for sale	242	394	301
Net income (loss) from equity method investments	619	369	163
Other income (loss)	108	193	(120)
Total noninterest income	**17,677**	17,082	17,761
Compensation and benefits	12,512	12,329	13,490
General and administrative expenses	14,654	15,126	15,017
Policyholder benefits and claims	289	460	414
Impairment of intangible assets	111	79	1,886
Restructuring activities	133	399	394
Total noninterest expenses	**27,699**	28,394	31,201
Income before income taxes	**3,116**	1,456	814
Income tax expense	1,425	775	498
Net income	**1,691**	681	316
Net income attributable to noncontrolling interests	28	15	53
Net income attributable to Deutsche Bank shareholders	1,663	666	263

Earnings per Share[1]

in €	2014	2013	2012
Basic	1.34	0.64	0.27
Diluted[2]	1.31	0.62	0.26
Number of shares in million[1]			
Denominator for basic earnings per share – weighted-average shares outstanding	1,241.9	1,045.4	979.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,269.5	1,073.2	1,004.7

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
[2] Includes numerator effect of assumed conversions.

Balance Sheet

Assets

in € m.	Dec 31, 2014	Dec 31, 2013
Cash and due from banks	20,055	17,155
Interest-earning deposits with banks	63,518	77,984
Central bank funds sold and securities purchased under resale agreements	17,796	27,363
Securities borrowed	25,834	20,870
Financial assets at fair value through profit or loss		
Trading assets	195,681	210,070
Positive market values from derivative financial instruments	629,958	504,590
Financial assets designated at fair value through profit or loss	117,285	184,597
Total financial assets at fair value through profit or loss	942,924	899,257
Financial assets available for sale	64,297	48,326
Equity method investments	4,143	3,581
Loans	405,612	376,582
Property and equipment	2,909	4,420
Goodwill and other intangible assets	14,951	13,932
Other assets	137,980	112,539
Assets for current tax	1,819	2,322
Deferred tax assets	6,865	7,071
Total assets	**1,708,703**	1,611,400

Liabilities and equity

in € m.	Dec 31, 2014	Dec 31, 2013
Deposits	532,931	527,750
Central bank funds purchased and securities sold under repurchase agreements	10,887	13,381
Securities loaned	2,339	2,304
Financial liabilities at fair value through profit or loss		
Trading liabilities	41,843	55,804
Negative market values from derivative financial instruments	610,202	483,428
Financial liabilities designated at fair value through profit or loss	37,131	90,104
Investment contract liabilities	8,523	8,067
Total financial liabilities at fair value through profit or loss	697,699	637,404
Other short-term borrowings	42,931	59,767
Other liabilities	183,823	163,595
Provisions	6,677	4,524
Liabilities for current tax	1,608	1,600
Deferred tax liabilities	1,175	1,101
Long-term debt	144,837	133,082
Trust preferred securities	10,573	11,926
Obligation to purchase common shares	–	–
Total liabilities	**1,635,481**	1,556,434
Shareholders' equity		
Common shares, no par value, nominal value of €2.56	3,531	2,610
Additional paid-in capital	33,626	26,204
Retained earnings	29,279	28,376
Common shares in treasury, at cost	(8)	(13)
Equity classified as obligation to purchase common shares	–	–
Accumulated other comprehensive income (loss), net of tax	1,923	(2,457)
Total shareholders' equity	**68,351**	54,719
Additional equity components	4,619	–
Noncontrolling interests	253	247
Total equity	**73,223**	54,966
Total liabilities and equity	**1,708,703**	1,611,400

Group Five-Year Record

Balance Sheet

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Total assets	1,708,703	1,611,400	2,022,275	2,164,103	1,905,630
Loans	405,612	376,582	397,377	412,514	407,729
Total liabilities[1]	1,635,481	1,566,434	1,968,035	2,109,443	1,855,262
Total shareholders' equity[1]	68,351	54,719	54,001	53,390	48,819
Noncontrolling interests	253	247	239	1,270	1,549
Tier 1 capital[2]	50,695	50,717	50,483	49,047	42,565
Total regulatory capital[2]	63,072	55,464	57,015	55,226	48,688

Income Statement

in € m.	2014	2013	2012	2011	2010
Net interest income	14,272	14,834	15,975	17,445	15,583
Provision for credit losses	1,134	2,065	1,721	1,839	1,274
Commissions and fee income[3]	12,409	12,308	11,809	11,878	10,669
Net gains (losses) on financial assets/liabilities at fair value through profit or loss[3]	4,299	3,817	5,608	2,724	3,354
Other noninterest income (loss)	969	956	344	1,181)	(1,039)
Total noninterest income	**17,677**	17,082	17,761	15,783	12,984
Compensation and benefits	12,512	12,329	13,490	13,135	12,671
General and administrative expenses	14,654	15,126	15,017	12,657	10,133
Policyholder benefits and claims	289	460	414	207	485
Impairment of intangible assets	111	79	1,886	–	29
Restructuring activities	133	399	394	–	–
Total noninterest expenses	**27,699**	28,394	31,201	25,999	23,318
Income before income taxes	**3,116**	1,456	814	5,390	3,975
Income tax expense	1,425	775	498	1,064	1,645
Net income	**1,691**	681	316	4,326	2,330
Net income (loss) attributable to noncontrolling interests	28	15	53	194	20
Net income attributable to Deutsche Bank shareholders	1,663	666	263	4,132	2,310

Key figures

Key figures	2014	2013	2012	2011	2010
Basic earnings per share[4]	€1.34	€0.64	€0.27	€4.25	€2.93
Diluted earnings per share[4]	€1.31	€0.62	€0.26	€4.11	€2.80
Dividends paid per share in period	€0.75	€0.75	€0.75	€0.75	€0.75
Return on average shareholders' equity (post-tax)	2.7%	1.2%	0.5%	8.2%	5.5%
Pre-tax return on average shareholders' equity	5.0%	2.6%	1.3%	10.2%	9.5%
Cost/income ratio	86.7%	89.0%	92.5%	78.2%	81.6%
Common Equity Tier 1 capital ratio[2]	15.2%	12.8%	11.4%	9.5%	8.7%
Tier 1 capital ratio[2]	16.1%	16.9%	15.1%	12.9%	12.3%
Total regulatory capital ratio[2]	17.2%	18.5%	17.1%	14.5%	14.1%
Employees (full-time equivalent)[5]	98.138	98,254	98,219	100,996	102,062

[1] The initial acquisition accounting for ABN AMRO, which was finalized as of March 31, 2011, resulted in a retrospective adjustment of retained earnings of €(24) million for December 31, 2010.
[2] Figures presented for 2014 are based on the transitional rules of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on "Basel 2.5". Figures presented for 2010 are based on "Basel 2". The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.
[3] Prior periods have been restated. For further details please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of the Financial Report 2014.
[4] The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increases in June 2014 and October 2010.
[5] Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Imprint/Publications

Deutsche Bank Aktiengesellschaft
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Germany
Telephone: +49 69 91000
deutsche.bank@db.com

Investor Relations
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Photos

- Andreas Pohlmann, Munich
  Seiten 02 to 10
- Mathias Ziegler, Munich
  pages 16/17, 32/33, 40/41, 52/53, 64/65, 72/73, 78/79 as well as cover, U2 and U5

We will be pleased to send you the following publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2014 and Financial Report 2014.

- Annual Review 2014
  (German/English)
- Financial Report 2014
  (German/English)
- Corporate Responsibility Report 2014
  (German/English)
- Annual Financial Statements and Management Report of Deutsche Bank AG 2014
  (German/English)

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Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2015 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

Climate neutral

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (22t CO_2 equivalents) has been offset by additional investments in a high quality climate protection project.


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Deutsche Bank intends to become more profitable, not just in the interests of its shareholders. It aims to achieve this by raising efficiency and reducing costs. The bank intends to continue meeting the growing expectations of its clients and is creating new digital services for the future. The corporate divisions are intensifying cooperation to provide clients with a comprehensive service.

By realigning its corporate culture, the bank is actively transforming itself. Cultural change is sustainably altering the way Deutsche Bank does business. The bank's strengths, along with its ability to overcome challenges and build on the trust of its clients, shareholders and society, form the basis of its future success.

Leveraging strengths, rising to the challenges, earning trust

The year at a glance

01
January

Unlocking environmental capital

Deutsche Bank supports and co-develops the launch of the Green Bond Principles.

02
February

Kirch Group

Deutsche Bank reaches a settlement with Kirch Group – a long-standing legacy matter.

03
March

Best Foreign Bank in Italy

Deutsche Bank is honored with a "Guido Carli" award as the Best Foreign Bank in Italy at the Milano Finanza Global Awards 2014.

04
April

Numericable financing

Deutsche Bank acts as global coordinator and lead-left bookrunner on the €15.8 billion financing to support Numericable's acquisition of SFR.

Code of Conduct and Ethics

Deutsche Bank updates its Code of Business Conduct and Ethics, accomplishing another step towards the bank's goal of long-term cultural change.

05
May

Additional Tier 1 capital

Deutsche bank successfully completes issuance of €3.5 billion in Additional Tier 1 capital.

Annual General Meeting

4,600 shareholders and guests attend Deutsche Bank's Annual General Meeting in Frankfurt.

06
June

Capital increase

Deutsche Bank raises €8.5 billion in capital and significantly increases its Common Equity Tier 1 ratio.

July

08
August

SEPA

SEPA becomes fully operational in all eurozone countries. Deutsche Bank actively assists clients in the changeover, while making all accounts SEPA-compatible.

09
September

Alibaba IPO

As joint bookrunner, Deutsche bank successfully prices Alibaba's initial public offering.

Northern Trust mandate

Global Transaction Banking secures a mandate from Northern Trust, including the safekeeping of €130 billion in assets and the settlement of 700,000 trades across six markets in Europe.

10
October

Expansion of the Management Board

In light of ongoing strategic, regulatory and litigation priorities, Deutsche Bank realigns individual responsibilities on the Management Board. The appointment of two new Management Board members is announced.

ECB Comprehensive Assessment

Deutsche Bank meets the requirements of the Asset Quality Review and the Stress Test carried out by the ECB in close cooperation with the European Banking Authority.

11
November

ECB mandate

Deutsche Asset & Wealth Management is appointed by the ECB as one of four executing assets managers for its asset-backed securities purchase program.

Additional Tier 1 capital

Deutsche Bank issues US$ 1.5 billion in Additional Tier 1 capital and nearly reaches the targeted volume for the end of 2015 of €5 billion.

December

2015
Financial Calendar

April 29, 2015
Interim Report as of March 31, 2015

May 21, 2015
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

May 22, 2015
Dividend payment

July 30, 2015
Interim Report as of June 30, 2015

October 28, 2015
Interim Report as of September 30, 2015

2016
Financial Calendar

January 28, 2016
Preliminary results for the 2015 financial year

March 15, 2016
Annual Report 2015 and Form 20-F

April 28, 2016
Interim Report as of March 31, 2016

May 19, 2016
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

May 20, 2016
Dividend payment

July 28, 2016
Interim Report as of June 30, 2016

October 27, 2016
Interim Report as of September 30, 2016

Annual Review 2014



- Print version
- PDF download
- Online version: www.db.com/14

Financial Report 2014



- Print version
- PDF download
- Online version: www.db.com/14

Corporate Responsibility Report 2014



- Print version
- PDF download
- Online version: www.responsibility.db.com/14

Human Resources Report 2014



- PDF download: www.db.com/ir/reports

Deutsche Bank

Leveraging strengths, rising to the challenges, earning trust

Financial Report 2014

Passion to Perform

Deutsche Bank

The Group at a glance

	2014	2013
Share price at period end[1]	€ 24.99	€ 33.07
Share price high[1]	€ 38.15	€ 36.94
Share price low[1]	€ 22.66	€ 28.05
Basic earnings per share[2]	€ 1.34	€ 0.64
Diluted earnings per share[2]	€ 1.31	€ 0.62
Average shares outstanding, in m., basic[2]	1,242	1,045
Average shares outstanding, in m., diluted[2]	1,269	1,073
Pre-tax return on average shareholders' equity	5.0 %	2.6 %
Pre-tax return on average active equity	5.1 %	2.6 %
Post-tax return on average shareholders' equity	2.7 %	1.2 %
Post-tax return on average active equity	2.7 %	1.2 %
Cost/income ratio[3]	86.7 %	89.0 %
Compensation ratio[4]	39.2 %	38.6 %
Noncompensation ratio[5]	47.5 %	50.3 %
in € m.		
Total net revenues	31,949	31,915
Provision for credit losses	1,134	2,065
Total noninterest expenses	27,699	28,394
Income before income taxes	3,116	1,456
Net income	1,691	681
	Dec 31, 2014 in € bn.	Dec 31, 2013 in € bn.
Total assets	1,709	1,611
Total Shareholders' equity	68.4	54.7
Book value per basic share outstanding	€ 49.32	€ 50.80[2]
Tangible book value per basic share outstanding	€ 38.53	€ 37.87[2]
Common Equity Tier 1 capital ratio (CRR/CRD 4)[6]	15.2 %	12.8 %
Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded)[6]	11.7 %	12.8 %
Tier 1 capital ratio (CRR/CRD 4)[6]	16.1 %	16.9 %
Tier 1 capital ratio (CRR/CRD 4 fully loaded)[6]	12.9 %	16.9 %
Number		
Branches	2,814	2,907
thereof in Germany	1,845	1,924
Employees (full-time equivalent)	98,138	98,254
thereof in Germany	45,392	46,377
Long-term rating		
Moody's Investors Service	A3	A2
Standard & Poor's	A	A
Fitch Ratings	A+	A+

1 To reflect the capital increase 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).
2 All periods have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
3 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
4 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
5 Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
6 Figures presented for 2014 are based on the transitional rules ("CRR/CRD 4") and the full application ("CRR/CRD 4 fully loaded") of the CRR/CRD 4 framework. Figures presented for 2013 are based on "Basel 2.5". The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The calculation of the regulatory capital numbers and ratios presented in this report include the proposal of the Management Board to the Supervisory Board and Annual General Meeting of a dividend payment of € 0.75 per share.

Content

1
Management Report

2
Consolidated Financial Statements

3

Confirmation

4

Corporate Governance Statement/Corporate Governance Report

5

Supplementary Information

1

Management Report

Management Report

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our Operating and Financial Review includes qualitative and quantitative disclosures on Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components as required by International Financial Reporting Standard (IFRS) 8, "Operating Segments". This information, which forms part of and is incorporated by reference into the financial statements of this report, is marked by a bracket in the margins throughout this Operating and Financial Review. For additional Business Segment disclosure under IFRS 8 please refer to Note 4 "Business Segments and Related Information" of the Consolidated Financial Statements.

Executive Summary

The Global Economy

We estimate that growth of the global economy remained relatively weak at 3.4 % on an annual average in 2014, which was unchanged compared to the year before. After reaching its peak on the previous year at 3.6 % in the first quarter of 2014, growth declined to 3.3 % over the remainder of the year.

On an annual average, growth in industrialized countries accelerated in 2014, while growth in emerging market countries slowed. The economic output growth of industrialized countries is estimated to have increased from 1.2 % in 2013 to 1.7 % in 2014. The reduction in household debt continued to curb growth, especially in the eurozone. The major central banks maintained their extremely expansionary monetary policies, which supported the global economy. Key interest rates remained at historically low levels in 2014, and extensive quantitative easing provided additional stimulus.

In 2014, the eurozone continued its moderate recovery, which had begun mid-2013. After falling by 0.4 % in 2013, GDP rose by 0.9 % on an annual average in 2014, driven primarily by consumer spending. German economic growth accelerated from 0.1 % in 2013 to 1.6 % in 2014. After stagnation over the summer, growth accelerated markedly in the fourth quarter. The German economy is supported by the solid trend in consumer spending, driven by record employment levels and sound real income growth. In response to concerns about a negative feedback loop resulting from weak inflation, a de-anchoring of inflation expectations and a weak banking system that was restricting the credit supply, the European Central Bank (ECB) decided to adopt an even more expansionary policy in 2014. Over the course of the year, the ECB cut its key interest rates to 0.05 %, made liquidity available to the banks via targeted longer-term refinancing operations (TLTROs) and, towards the end of the year, launched a program to purchase covered bonds and asset-backed securities.

Despite the weather-related decline in GDP in the first quarter of 2014, U.S. economic growth accelerated slightly from 2.2 % in 2013 to 2.4 % in 2014. This was thanks to the continuous improvement in employment figures, the fracking boom as well as positive wealth effects from the ongoing recovery of the real estate market and the sharp rise in prices on the stock markets. Growth was also stimulated by the Federal Reserve's expansionary monetary policy. In light of the sound economic trend, the Fed scaled back its asset purchases during 2014 before terminating the program entirely in October.

In Japan, growth declined from 1.6 % in 2013 to stagnation in 2014. This was largely due to the increase in sales tax from 5 % to 8 % in April 2014. The Japanese economy continued to receive support from the country's extremely expansionary fiscal and monetary policies, the first two pillars of "Abenomics". However, the comprehensive structural reforms that constitute the third pillar of Abenomics have, for the most part, still not been implemented.

Economic activity in the emerging market countries slowed from 5.0 % in 2013 to an estimated 4.6 % in 2014. This was partly due to the relatively weak external demand, but also to restrictions on the supply side, for example, slower growth in labor supply and the capital stock. Growth was weaker in all regions, with the sharpest decline in Latin America.

We estimate that economic growth in Asia (excluding Japan) has slightly weakened from 6.6 % in 2013 to 6.5 % in 2014. After growth of 7.7 % in 2013, China's economy expanded by just 7.4 % in 2014, largely as a result of the downturn on the real estate market. Thanks to investor-friendly reforms in India by the new government under Prime Minister Modi, the Indian economy grew at an estimated 7.2 %, which was stronger than in 2013 with 6.9 %.

In the emerging market economies of Eastern Europe, the Middle East and Africa, growth slowed from 2.6 % in 2013 to an estimated 2.2 % in 2014. Growth in Russia declined from 1.3 % in 2013 to 0.6 % in 2014 as a result of the weak trend in commodity prices and sanctions in response to the Ukraine crisis.

We estimate that economic activity in Latin America grew by just 0.8 % in 2014, down from 2.5 % in 2013. In Brazil, political uncertainty surrounding the presidential elections, an interventionist economic policy, high inflation and weak commodity prices had a dampening effect. As a result, we estimate that the Brazilian economy merely stagnated in 2014, following growth of 2.5 % in 2013.

The Banking Industry

On balance, 2014 was characterized by moderate progress for the banking industry. At the same time, the sharp contrast between Europe and the U.S. continued.

In Europe, lending to households edged up again over the course of the year, while the decline in the volume of lending to firms gradually slowed. Overall, however, there was a moderate decline in private sector lending. On the deposit side, business was remarkably stable given the increasingly serious repercussions of the low interest-rate environment and further cuts in key interest rates. There was consistently strong growth in corporate deposits as well as solid growth in retail deposits. In Germany, both corporate and household lending volumes increased slightly over the course of the year, once again outperforming the eurozone as a whole. In 2014, banks in Europe were far more active in debt funding markets than in the extremely weak preceding years, even though the volume remained below the average over the past decade. At the same time, demand for the ECB's targeted longer term refinancing operations (TLTROs) was limited. Total assets of eurozone banks saw a moderate increase for the first time since 2011, rising about 2.5 % in the year.

In the U.S., the contrast between corporate and retail lending was even more pronounced in 2014, with a double-digit expansion in the volume of loans to firms compared with sluggish growth in retail loans. There was, however, a solid increase in consumer loans, while mortgages declined slightly. The issuance of mortgage-backed securities also fell – substantially – on the previous year, highlighting the fact that, for the most part, the recent rises in real estate prices in the U.S. were not credit-driven. Banks' deposit volumes again increased sharply in 2014, although the pace of growth slowed suddenly at the end of the year.

Global investment banking delivered a relatively solid performance in 2014, resulting largely from a significant increase in equity origination and a slight increase in bond origination. M&A activity surged. Consequently, both equity underwriting and M&A volumes recorded their highest level since the boom year 2007. Fixed-income trading contracted in 2014. By contrast, equity trading picked up. Revenues in corporate finance increased across the board with the exception of the syndicated loan business, which saw a slight decline. From a regional perspective, revenues in Asia and Europe rose particularly sharply in 2014, albeit from a relatively weak starting point.

Global asset management continued to benefit from growing wealth of high net-worth clients in all key regions. This was largely due to strong stock and bond market gains. The yield on ten-year German government bonds plummeted over the course of the year from just below 2 % to 0.5 %, marking several all-time lows. By contrast, important share indices in North America and Europe reached record highs. Increased market volatility particularly in the second half of the year, with considerable fluctuation in commodity prices (notably the decline in oil prices) and exchange rates, is likely to have had a positive effect on the business.

With regard to changes in banking regulation and financial supervision, in 2014 the focus in Europe was on preparations for the Banking Union, which was launched at the end of the year with the start of the single supervisory mechanism led by the ECB. Prior to the launch, Europe's largest banks underwent a comprehensive balance-sheet assessment and stress test, which enhanced the transparency and cross-border comparability of bank data. In addition, the EU adopted new rules governing the recovery and resolution of failed banks, in which the principle of creditor bail-in plays a key role. In the U.S., a potential increase in capital requirements was again on the agenda, which fuelled a global debate on total loss-absorbing capacity (TLAC). Banks on both sides of the Atlantic continued to be plagued by numerous litigation and enforcement issues, with settlements sometimes involving considerable financial burdens.

Overall, U.S. banks were once again very profitable with net profits matching historical peak levels thanks to a stable trend in the operating business and another slight decline in loan loss provisions. By contrast, the profitability of European banks remained unsatisfactory in light of stagnating revenue levels and increasing expenditures, a decline in the cost of risk notwithstanding.

Deutsche Bank Performance

In 2014 we continued to invest in the bank's future growth and in further strengthening our capital base. Revenues remained stable despite challenging markets. While we made progress on OpEx savings, costs were negatively affected by required regulatory spending. We expect 2015 to be a year of further challenges and disciplined implementation; however, we will continue to work diligently towards our 2015 targets and to our strategic vision for Deutsche Bank.

The financial highlights for the Group in the period and key performance indicators can be summarized as follows:

- Group net revenues of € 31.9 billion in 2014, up € 34 million versus 2013;
- Income before income taxes of € 3.1 billion, up € 1.7 billion versus 2013;
- Net income increased to € 1.7 billion in 2014; up € 1.0 billion versus 2013;
- Cost/income ratio (reported) was 86.7 %, down from 89.0 % in 2013. Cost/income ratio (adjusted) was 74.4 %, up from 72.5 % in 2013;
- CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.7 % at the end of 2014;
- Post-tax return on average active equity (reported) was 2.7 %, up from 1.2 % in 2013. Post-tax return on average active equity (adjusted) was 7.1 %, down from 7.7 % in 2013;
- CRR/CRD 4 fully loaded leverage ratio was 3.5 % at year-end 2014;
- CRR/CRD 4 fully loaded risk-weighted assets of € 394 billion as of December 31, 2014.

Our Group Key Performance Indicators are as follows:

Group Key Performance Indicators	Status end of 2014	Status end of 2013
Post-tax return on average active equity (reported) [1]	2.7 %	1.2 %
Post-tax return on average active equity (adjusted) [2]	7.1 %	7.7 %
Cost/income ratio (reported)[3]	86.7 %	89.0 %
Cost/income ratio (adjusted)[4]	74.4 %	72.5 %
Cost savings[5]	€ 3.3 bn	€ 2.1 bn
Costs to achieve savings[6]	€ 2.9 bn	€ 1.8 bn
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[7]	11.7 %	9.7 %
Fully loaded CRR/CRD 4 leverage ratio[8]	3.5 %	2.4 %[9]

[1] Based on Net Income attributable to Deutsche Bank shareholders.
[2] Based on Net Income attributable to Deutsche Bank shareholders, adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CRR/CRD 4 Credit Valuation Adjustment (CVA)/Debt Valuation Adjustment (DVA)/Funding Valuation Adjustment (FVA). Calculation is based on an adjusted tax rate of 34 % for year ended December 31, 2014 and 36 % for year ended December 31, 2013.
[3] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4] Based on noninterest expenses, adjusted for litigation, CtA, impairment of goodwill and intangible assets, policyholder benefits and claims, other severances and other divisional specific cost one-offs; divided by reported revenues.
[5] Cost savings resulting from the implementation of the OpEx program.
[6] Costs-to-achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[7] The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
[8] Further detail on the calculation of this ratio is provided in the Risk Report.
[9] Does not take into account recent revisions to the leverage exposure calculation under CRR/CRD 4.

Income before income taxes grew significantly year on year to € 3.1 billion driven by solid performances in the Core businesses, plus lower provision for credit losses and reduced litigation costs compared to 2013 as the resolution of some matters was pushed beyond 2014.

Net revenues in 2014 were € 31.9 billion, up € 34 million from 2013. Despite market challenges, CB&S, GTB and PBC reported increased net revenues in 2014, while Deutsche AWM reported a slight revenue decrease following mark-to-market movements on policyholder positions in Abbey Life. NCOU revenues were down year on year, primarily impacted by a decreasing portfolio following de-risking activities.

Noninterest expenses in 2014 were € 27.7 billion, down 2 % from 2013, benefitting primarily from lower litigation costs. In addition policyholder benefits & claims fell, savings were realized from the OpEx program, and restructuring activity costs decreased. However, compensation and benefits were higher compared to 2013, mainly driven by costs to comply with regulatory compensation requirements.

OpEx program annual cost savings of € 3.3 billion were achieved in 2014, above the € 2.9 billion target for 2014. Cumulative costs to achieve were € 2.9 billion (thereof € 1.2 billion spent in 2014, € 1.3 billion spent in 2013 and € 0.5 billion spent in 2012). However, the prevailing business environment and additional regulatory cost challenges had an adverse impact on our adjusted cost-income ratio and adjusted post-tax return on average active equity.

Our capital position strengthened with a fully loaded Common Equity Tier 1 ratio of 11.7 %, in excess of our strategy 2015+ target. Additionally the fully loaded CRR/CRD 4 leverage ratio was 3.5 % at the end of 2014 based on a CRR/CRD 4 leverage exposure of € 1,445 billion as of December 31, 2014.

Deutsche Bank met the requirements of the Comprehensive Assessment conducted by the European Central Bank (ECB) in 2014. The assessment comprised an Asset Quality Review (AQR) and a Stress Test which modeled the capital adequacy of the Bank under different stress scenarios. The assessment reaffirmed that our capital base exceeds regulatory requirements, even under severe market stress conditions, and underlined the quality of our asset base. The AQR adjustments identified were not material in nature and did not result in changes to the reported results or ratios.

Deutsche Bank Group

Deutsche Bank: Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,709 billion as of December 31, 2014. As of that date, we employed 98,138 people on a full-time equivalent basis and operated in 71 countries out of 2,814 branches worldwide, of which 66 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Following a comprehensive strategic review, we realigned our organizational structure in the fourth quarter 2012. We reaffirmed our commitment to the universal banking model and to our four existing corporate divisions. We strengthened this emphasis with an integrated Deutsche Asset & Wealth Management Corporate Division that includes former Corporate Banking & Securities businesses such as exchange-traded funds (ETFs). Furthermore, we created a Non-Core Operations Unit. This unit includes the former Group Division Corporate Investments (CI) as well as non-core operations which were re-assigned from other corporate divisions.

As of December 31, 2014 we were organized into the following five corporate divisions:

- Corporate Banking & Securities (CB&S)
- Private & Business Clients (PBC)
- Global Transaction Banking (GTB)
- Deutsche Asset & Wealth Management (Deutsche AWM)
- Non-Core Operations Unit (NCOU)

The five corporate divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide.

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

- subsidiaries and branches in many countries;
- representative offices in many other countries; and
- one or more representatives assigned to serve customers in a large number of additional countries.

Management Structure

We operate the five corporate divisions and the infrastructure functions under the umbrella of a "virtual holding company". We use this term to mean that, while we subject the corporate divisions to the overall supervision of our Management Board, which is supported by infrastructure functions, we do not have a separate legal entity holding these five corporate divisions but we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:

The Management Board has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board, which is a separate corporate body. Our Management Board focuses on strategic management, corporate governance, resource allocation, risk management and control, assisted by functional committees.

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from our regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee is a body that is not required by the

Stock Corporation Act. It serves as a tool to coordinate our businesses and regions, discusses Group strategy and prepares recommendations for Management Board decisions. It has no decision making authority.

Within each corporate division and region, coordination and management functions are handled by operating committees and executive committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

Corporate Divisions

Corporate Banking & Securities Corporate Division

Corporate Division Overview

CB&S is made up of the business divisions Corporate Finance and Markets. These businesses offer financial products worldwide including the underwriting of stocks and bonds, trading services for investors and the tailoring of solutions for companies' financial requirements.

The CB&S businesses are supported by the Credit Portfolio Strategies Group (CPSG), which has responsibility for a range of loan portfolios and, from 2013, centralized the hedging of certain uncollateralized counterparty derivative exposures, actively managing the risk of these through the implementation of a structured hedging regime.

As part of the ongoing optimization of our business model, in response to the changing market and regulatory environment, we continued to evaluate our business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, we announced the cessation of most trading in single name credit default swaps (CDS) and physical precious metals.

During the fourth quarter of 2013, the decision was taken to scale down and discontinue elements of the commodities business. The portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which was subsequently transferred from CB&S to NCOU in the first quarter of 2014. SCG contains assets, liabilities and contingent risks related to Energy, Agriculture, Base Metals and Dry Bulk exposures. The continued commodities business remains in CB&S.

Effective in November 2012, following a comprehensive strategic review of the Group's organizational structure, CB&S was realigned as part of the Group's new banking model. This realignment covered three main aspects: the transfer of non-core assets (namely correlation and capital intensive securitization positions, monoline positions, and IAS 39 reclassified assets) to the NCOU; the transfer of passive and third-party alternatives businesses, such as ETF's, into the newly integrated Deutsche AWM Corporate Division; and a refinement of coverage costs between CB&S and GTB.

We have made the following significant capital expenditures or divestitures since January 1, 2012:

In December 2014, we completed the sale of 75 % of a U.S.$ 2.5 billion portfolio of U.S. special situation commercial real estate loans to a fund managed by the Texas Pacific Group. Deutsche Bank retains a 25 % stake in the portfolio and continues to originate and acquire new loans in the U.S. special situations commercial real estate market.

In June 2014, Markit Ltd., a provider of financial data and trade processing services, initiated its listing on NASDAQ Stock Market via a sale of shares from existing shareholders. As part of this listing, we sold 5.8 million of the 11.6 million shares (5.7 %) we held in Markit.

In June 2012, we completed the sale of DB Export Leasing GmbH to Interoute Communications Limited.

In March 2012, we completed the sale of our U.S. multi-family financing business (Deutsche Bank Berkshire Mortgage) to a group led by Lewis Ranieri and Wilbur L. Ross, in line with our desire to focus on our core business strengths in the U.S.

Products and Services
Within our Corporate Finance Business Division, our clients are offered mergers and acquisitions, equity and debt financing and general corporate finance advice. In addition, we provide a variety of financial services to the public sector.

The Markets Business Division is responsible for the sales, trading and structuring of a wide range of fixed income, equity, equity-linked, foreign exchange and commodities products. The division aims to deliver solutions for the investing, hedging and other needs of customers. As part of increasing the efficiency of the business, our Rates, Flow Credit and FX businesses now operate as an integrated business with a single management team. The Structured Finance business encompasses non-flow financing and structured risk for clients across all industries and asset classes.

All our trading activities are covered by our risk management procedures and controls which are described in detail in the Risk Report.

Distribution Channels and Marketing
In CB&S, the focus of our corporate and institutional coverage bankers and sales teams is on our client relationships. We have restructured our client coverage model so as to provide varying levels of standardized or dedicated services to our customers depending on their needs and level of complexity.

Private & Business Clients Corporate Division

Corporate Division Overview
PBC operates under a single retail banking business model across Europe and selected Asian markets. PBC serves retail and affluent clients as well as small and medium sized business customers.

The PBC Corporate Division comprises three business units under one strategic steering, supported by a joint services and IT platform:

- Private & Commercial Banking, which comprises all of PBC's activities in Germany under the Deutsche Bank brand;
- Advisory Banking International, which covers PBC's activities in Europe (outside Germany) and Asia including our stake in and partnership with Hua Xia Bank; and
- Postbank, which comprises, among other businesses, Postbank, norisbank and BHW.

PBC continued to focus on realizing potential from the Private & Commercial Banking business unit by leveraging the integrated commercial banking coverage model for small and medium sized corporate clients. This enables us to capture new opportunities from small and medium sized business clients by improving PBC's client proximity and cross-divisional collaboration leveraging the expertise of Deutsche Bank Group.

In Continental Europe we operate our Advisory Banking International business unit in five major banking markets: Italy, Spain, Poland, Belgium and Portugal. In Asia, India and China are our core markets. In India, PBC operates a branch network of seventeen branches supported by a mobile sales force. In China, we hold a 19.99 % stake in the Hua Xia Bank, with which we have a strategic partnership and cooperation agreement.

Postbank continues to operate in the market with its own brand. We continued our integration of Postbank into PBC and we seek to significantly strengthen our joint business model and to generate revenue and cost synergies.

We have made the following significant capital expenditures or divestitures since January 1, 2012:

In October 2014, we contributed ownership of the real estate of 90 retail banking branches in Italy to a closed-end institutional real estate fund, "Italian Banking Fund (IBF)" managed by Hines Italy SGR. The contributed real estate had a total value of € 134 million and will mostly be leased back for a period of at least 12 years.

In May 2014, we completed the sale of a 20.2 % stake in Deutsche Herold AG to Zürich Beteiligungs AG, a subsidiary of Zurich Insurance Group AG. Deutsche Bank acquired the 20.2 % stake from a third party immediately ahead of selling it to Zurich. 15.2 % of the disposal to Zurich was based on a share purchase agreement that was entered into by DB and Zurich in 2001. The remaining 5.0 % stake was sold due to Zurich exercising a call option.

In March 2012, Postbank and our wholly owned subsidiary DB Finanz-Holding GmbH ("DB Finanz-Holding") agreed to enter into a domination and profit and loss transfer agreement according to Section 291 of the German Stock Corporation Act, with DB Finanz-Holding as controlling company and Postbank as dependent. The agreement became effective in June 2012 and reached final legal validity on September 11, 2012. The share in Postbank held at the end of 2014 is 94.1 %.

In February 2012, we exchanged a mandatorily-exchangeable bond issued by Deutsche Post in February 2009 into 60 million Postbank shares (and cash) and one day later Deutsche Post exercised its option to sell to us an additional 12.1 % of the share capital in Postbank. Together with shares held at this point in time, our ownership in Postbank increased to 93.7 %.

Products and Services

PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.

We offer Investment and Insurance, Mortgages, Business Products, Consumer Finance, Payments, Cards & Accounts, Deposits and mid-cap related products provided by other divisions as part of our mid-cap joint venture, as well as postal services and non-bank products in Postbank.

Our investment products cover the full range of brokerage products (equities, bonds), mutual/closed-end funds (single- and multi-assets), structured products as well as discretionary portfolio management and securities custody services. In addition we provide life- and non-life insurance products as well as corporate pension schemes to our clients.

We offer standard to complex mortgage solutions and our mortgage product portfolio is complemented by publicly subsidized mortgages, mortgage brokerage and mortgage-related insurance. Our business products focus on managing transactions, risk and liquidity for our clients. In commercial banking and international services we optimize cash flow and market volatility for our clients and support their business expansions. In addition our loan product offering consists of personal installment loans, credit lines and overdrafts as well as point of sale (POS) business.

Our payments, cards and account products provide domestic, international and SEPA payments, debit, credit and prepaid cards as well as current accounts for private clients and business clients. Our deposits portfolio consists of sight deposits, term deposits and savings.

Our lending businesses are subject to our credit risk management processes. Please see the "Monitoring Credit Risk" and "Main Credit Exposure Categories" sections in the Risk Report.

Distribution Channels and Marketing

In following a client-centric banking approach, we seek to optimize the interaction with our customers as well as the accessibility and availability of our services. PBC uses a broad multi-channel approach to serve its customers and distribute financial solutions depending on local strategic positioning and business model.

- Branches: Within our branches, we generally offer the entire range of products and advice.
- Financial Agents: In most countries, we additionally market our retail banking products and services through self-employed financial agents.
- Customer Contact Centers: Our Customer Contact Centers provide clients with remote services (i.e., account information, securities brokerage) supported by automated systems.
- Online and Mobile Banking: On our websites, we offer clients a broad variety of relevant product information and services including interactive tools, tutorials and rich media content. We provide a high performing transaction-platform for banking, brokerage and self-services, combined with a highly frequented multi-mobile offering for smartphones and tablets. Moreover, we further invest in improvements of selected digital capabilities. This digitization program is being rolled out in all our businesses.
- Self-service Terminals: These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.

Moreover, we enter into country-specific distribution and cooperation arrangements. In Germany, we maintain cooperation partnerships with companies such as DP DHL (Postbank cooperation) and Deutsche Vermögensberatung AG (DVAG). With DVAG, we distribute our mutual funds and other banking products through DVAG's independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of product suppliers. These include an agreement with Zurich Financial Services for insurance products, and product partnerships with thirteen fund companies for the distribution of their investment products.

To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries we consider to be part of our strategic focus.

Global Transaction Banking Corporate Division

Corporate Division Overview

GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, financing for international trade, lending, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions consist of:

- Trade Finance and Cash Management Corporates
- Institutional Cash and Securities Services

We have made the following significant capital expenditures or divestitures since January 1, 2012:

On February 28, 2014, registrar services GmbH was sold to Link Market Services.

On June 1, 2013, the sale of Deutsche Card Services to EVO Payments International was completed.

Products and Services

Trade Finance offers local expertise, a range of international trade products and services (including financing), custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

Cash Management caters to the needs of a diverse client base of corporates and financial institutions. With the provision of a comprehensive range of innovative and robust solutions, we handle the complexities of global and regional treasury functions including customer access, payment and collection services, liquidity management, information and account services and electronic bill presentation and payment solutions.

Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 30 markets.

Distribution Channels and Marketing

GTB develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions in this division, in CB&S and in PBC. Leveraging the integrated commercial banking coverage model for small and medium sized corporate clients enables us to capture new opportunities from this client group.

Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany and the Netherlands.

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

Corporate Division Overview

With € 1.0 trillion of invested assets as of December 31, 2014, Deutsche AWM is one of the world's leading investment organizations. Deutsche AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional active, passive and alternative investments across all major asset classes. Deutsche AWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth (UHNW) individuals and family offices.

Products and Services

Deutsche AWM's investment capabilities span both active and passive strategies and a diverse array of asset classes including equities, fixed income, real estate, infrastructure, private equity and hedge funds. The division also offers customized wealth management solutions and private banking services, including lending and discretionary portfolio management.

In 2014, Deutsche AWM enhanced its product offering across innovative and high-growth sectors, including expanding products based on the Cash Return on Capital Invested (CROCI) approach, alternative fund offerings and physical replication exchange-traded funds (ETFs), for which it is Europe's second largest provider (source: Deutsche Bank, Bloomberg Finance LP, Reuters). Additionally, through targeted hires, Deutsche AWM increased its private banking and wealth advisory teams to serve UHNW clients worldwide, and added to institutional and retail coverage teams in the Global Client Group.

Distribution Channels and Marketing

Global Coverage/Advisory teams manage client relationships, provide advice and assist clients to access Deutsche AWM's products and services. Deutsche AWM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PBC for retail customers and CB&S for selected institutional and corporate clients, as well as through third-party distributors. To ensure holistic service and advice, all clients have a single point of access to Deutsche AWM, with dedicated teams serving specific client groups.

Deutsche AWM created its Key Client Partners (KCP) advisory centers in 2013, to deliver its cross divisional investment banking, corporate banking and asset management capabilities. The global centres give professional investors access to cross-asset class and cross-border investment opportunities and financing solutions in tandem with CB&S.

Non-Core Operations Unit Corporate Division

In the fourth quarter 2012, we established the NCOU to operate as a separate division alongside Deutsche Bank's core businesses. As set out in Strategy 2015+, our objectives in setting up the NCOU are to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

The NCOU manages assets with a value of approximately € 39 billion and fully loaded RWA equivalent of € 59 billion, as of December 31, 2014.

In addition to managing our global principal investments and holding certain other non-core assets to maturity, targeted de-risking activities within the NCOU are intended to help us reduce risks that are not related to our planned future strategy, thereby reducing both balance sheet and the associated capital demand. In carrying out these targeted de-risking activities, the NCOU will prioritize for exit those positions with less favorable capital and leverage profiles, which is aligned with the Bank's overall strategic objectives.

The NCOU's portfolio includes activities that are non-core to the Bank's strategy going forward; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. In addition, certain liabilities were also assigned to the NCOU following similar criteria to those used for asset selection, e.g. liabilities of businesses in run-off or for sale, legacy bond issuance formats and various other short-dated liabilities, linked to assigned assets.

In RWA terms the majority of NCOU's assets now relate to legacy CB&S assets, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. NCOU's portfolio also includes legacy PBC assets such as selected foreign residential mortgages and consumer assets as well as other financial investments no longer deemed strategic for Postbank. The assets previously managed in the former Group Division Corporate Investments relate to the Bank's global principal investment activities which now primarily consist of our stake in the port operator Maher Terminals.

During 2014, the NCOU continued to reduce risks and achieved a 39 % reduction in total assets. Significant disposals were executed from across portfolios, notably the completion of the sales of BHF-BANK and The Cosmopolitan of Las Vegas.

We have made the following significant divestitures since January 1, 2012:

On December 19, 2014, we closed the sale of Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, to Blackstone Real Estate Partners VII for U.S.$ 1.73 billion, subject to closing purchase price adjustments.

In March 2014, we completed the sale of BHF-BANK to Kleinwort Benson Group and RHJ International for a total consideration of € 347 million primarily in cash (€ 316 million) and the remainder in the form of new shares in RHJ International issued at par value. These shares have also subsequently been sold.

In December 2013, our subsidiary Deutsche Postbank AG completed the sale of an approximately £ 1.4 billion UK commercial real estate loan portfolio to GE Capital Real Estate.

In June 2013, our subsidiary PB Capital Corporation, completed the sale of an approximately U.S.$ 3.7 billion commercial real estate loan portfolio to San Francisco based Union Bank, N.A., an indirect subsidiary of Mitsubishi UFJ Financial Group, Inc.

In May 2013, Sicherungseinrichtungsgesellschaft deutscher Banken mbH ("SdB") fully repaid the remaining exposure (of which € 0.8 billion was allocated to the former Corporate Investments, now part of the NCOU) of ECB-eligible notes guaranteed by the SOFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis).

In January 2013, we completed the sale of our 15 % participation in Dedalus GmbH & Co. KGaA, through which we indirectly held approximately 1.1 % of the shares in EADS N.V., for a consideration of approximately € 250 million.

In October 2012, we exited our exposure to Actavis, the generic pharmaceuticals company, upon completion of Watson Pharmaceuticals' acquisition of the company.

Infrastructure and Regional Management

The infrastructure group consists of our centralized business support areas. These areas principally comprise control and service functions supporting our five corporate divisions.

This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (i.e., Global Technology Operations, Corporate Services and COO Group Function), CFO functions (i.e., Finance, Tax, Insurance and Treasury), CRO functions (i.e., Credit Risk Management and Market Risk Management), CEO functions (i.e., Communications & Corporate Social Responsibility, Deutsche Bank Research, Group Audit), HR, Special Groups & Works Council, Legal & Audit, Compliance, AML & GRAD (Compliance, Anti-Money Laundering, Government & Regulatory Affairs) and Strategy, Organisation & Transformation (VKO).

The Regional Management function covers regional responsibilities worldwide. It focuses on governance, franchise development and performance development. Regional and country heads and management committees are established in the regions to enhance client-focused product coordination across businesses and to ensure compliance with regulatory and control requirements, both from a local and Group perspective. In addition, the Regional Management function represents regional interests at the Group level and enhances cross-regional coordination.

All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to our five corporate divisions.

Significant Capital Expenditures and Divestitures

Information on each Corporate Division's significant capital expenditures and divestitures from the last three financial years has been included in the above descriptions of the Corporate Divisions.

Since January 1, 2014, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company's shares.

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Condensed Consolidated Statement of Income

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net interest income	14,272	14,834	15,975	(562)	(4)	(1,141)	(7)
Provision for credit losses	1,134	2,065	1,721	(931)	(45)	344	20
Net interest income after provision for credit losses	**13,138**	12,769	14,254	369	3	(1,485)	(10)
Commissions and fee income[1]	12,409	12,308	11,809	101	1	500	4
Net gains (losses) on financial assets/liabilities at fair value through profit or loss[1]	4,299	3,817	5,608	481	13	(1,791)	(32)
Net gains (losses) on financial assets available for sale	242	394	301	(152)	(39)	93	31
Net income (loss) from equity method investments	619	369	163	251	68	206	127
Other income (loss)	108	193	(120)	(85)	(44)	313	N/M
Total noninterest income	**17,677**	17,082	17,761	596	3	(679)	(4)
Total net revenues[2]	**30,815**	29,850	32,015	965	3	(2,164)	(7)
Compensation and benefits	12,512	12,329	13,490	183	1	(1,160)	(9)
General and administrative expenses	14,654	15,126	15,017	(472)	(3)	110	1
Policyholder benefits and claims	289	460	414	(172)	(37)	46	11
Impairment of intangible assets	111	79	1,886	33	42	(1,808)	(96)
Restructuring activities	133	399	394	(267)	(67)	5	1
Total noninterest expenses	**27,699**	28,394	31,201	(695)	(2)	(2,807)	(9)
Income before income taxes	**3,116**	1,456	814	1,660	114	642	79
Income tax expense	1,425	775	498	650	84	277	56
Net income	**1,691**	681	316	1,010	148	365	116
Net income attributable to noncontrolling interests	28	15	53	13	83	(37)	(71)
Net income attributable to Deutsche Bank shareholders	1,663	666	263	997	150	403	154

N/M – Not meaningful
[1] Prior periods have been restated. For further detail please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
[2] After provision for credit losses.

Net Interest Income

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Total interest and similar income	25,001	25,601	31,593	(600)	(2)	(5,992)	(19)
Total interest expenses	10,729	10,768	15,619	(39)	0	(4,851)	(31)
Net interest income	**14,272**	14,834	15,975	(562)	(4)	(1,141)	(7)
Average interest-earning assets[1]	1,040,908	1,136,662	1,250,002	(95,754)	(8)	(113,340)	(9)
Average interest-bearing liabilities[1]	851,714	979,245	1,119,374	(127,531)	(13)	(140,129)	(13)
Gross interest yield[2]	2.40 %	2.25 %	2.53 %	0.15 ppt	7	(0.28) ppt	(11)
Gross interest rate paid[3]	1.26 %	1.10 %	1.40 %	0.16 ppt	15	(0.30) ppt	(21)
Net interest spread[4]	1.14 %	1.15 %	1.13 %	(0.01) ppt	(1)	0.02 ppt	2
Net interest margin[5]	1.37 %	1.31 %	1.28 %	0.06 ppt	5	0.03 ppt	2

ppt – Percentage points
[1] Average balances for each year are calculated in general based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

2014

The decrease in net interest income in 2014 of € 562 million, or 4 %, to € 14.3 billion compared to € 14.8 billion in 2013, was primarily driven by lower interest income in NCOU due to asset reductions as a result of our continued de-risking. Overall, the net interest spread decreased by 1 basis point as a result of slightly lower increase of gross interest yield as compared to gross interest rate paid. The net interest margin improved by 6 basis points, mainly due to effects resulting from the aforementioned asset reductions.

2013

The decrease in net interest income in 2013 of € 1.1 billion, or 7 %, to € 14.8 billion compared to € 16.0 billion in 2012, was primarily driven by lower interest income on trading assets in CB&S, due to lower client activity reflecting lower liquidity and ongoing market uncertainty. Another main driver of the decline in net interest income was the accelerated de-risking strategy in NCOU. In PBC, slightly reduced margins and a strategic deposit volume reduction in Postbank also impacted net interest income in 2013. Overall, the net interest spread increased by 2 basis points, following an almost parallel decline in gross interest yield and gross interest rate paid. The net interest margin improved by 3 basis points, mainly due to margin improvements in Germany.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	in %	2013 increase (decrease) from 2012 in € m.	in %
CB&S – Sales & Trading (equity)	1,066	1,125	991	(58)	(5)	133	13
CB&S – Sales & Trading (debt and other products)	2,487	2,544	4,508	(57)	(2)	(1,964)	(44)
Non-Core Operations Unit	(663)	(374)	(846)	(289)	77	472	(56)
Other	1,408	523	955	886	170	(433)	(45)
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	**4,299**	3,817	5,608	481	13	(1,791)	(32)

2014

Net gains on financial assets/liabilities at fair value through profit or loss increased by € 481 million to € 4.3 billion for the full year 2014. The main driver for this was an increase of € 886 million in Other, mainly reflecting mark to market gains from interest rate movements in CB&S which was partly offset by an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 289 million in NCOU, which included a loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector in 2014.

2013

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 1.8 billion to € 3.8 billion for the full year 2013. The main driver for this development was a decrease of € 2.0 billion in Sales & Trading (debt and other products), which was primarily driven by lower client activity coupled with a challenging trading environment and market uncertainty impacting Rates and Commodities, as well as by lower revenues in Foreign Exchange due to lower volatility and margin compression. In addition, the decrease was significantly driven by a fall of € 433 million in Other, mainly reflecting the non-recurrence of a prior year refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities in CB&S, and the deconsolidation of funds in Deutsche AWM, offset by increases in other revenues categories and C&A. The increase of € 472 million in NCOU was due to a decrease in net losses on financial assets/liabilities at fair value through profit or loss, mainly driven by a smaller asset base as a result of an accelerated de-risking strategy and fair value movements on some of our non-core assets. The increase of € 133 million in net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (equity) was due to increased client activity and an improved market environment resulting in higher revenues from equity trading.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division and by product within CB&S.

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net interest income	14,272	14,834	15,975	(562)	(4)	(1,141)	(7)
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	4,299	3,817	5,608	481	13	(1,791)	(32)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**18,570**	18,651	21,583	(81)	0	(2,932)	(14)
Breakdown by Corporate Division/product:[1]							
Sales & Trading (equity)	2,314	2,129	1,732	185	9	397	23
Sales & Trading (debt and other products)	6,685	6,069	7,851	616	10	(1,782)	(23)
Total Sales & Trading	8,998	8,197	9,582	801	10	(1,385)	(14)
Loan products[2]	695	599	182	95	16	418	N/M
Remaining products[3]	(61)	72	589	(133)	N/M	(517)	(88)
Corporate Banking & Securities	9,632	8,869	10,353	764	9	(1,485)	(14)
Private & Business Clients	5,962	5,966	6,220	(4)	0	(254)	(4)
Global Transaction Banking	2,232	1,984	2,016	248	12	(32)	(2)
Deutsche Asset & Wealth Management	1,505	1,568	1,974	(63)	(4)	(406)	(21)
Non-Core Operations Unit	(573)	245	650	(818)	N/M	(405)	(62)
Consolidation & Adjustments	(187)	19	369	(206)	N/M	(350)	(95)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**18,570**	18,651	21,583	(81)	0	(2,932)	(14)

N/M – Not meaningful
[1] This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the corporate divisions' total revenues by product please refer to Note 4 "Business Segments and Related Information".
[2] Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[3] Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate Banking & Securities (CB&S)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.6 billion in 2014, an increase of € 764 million, or 9 %, compared to 2013. In Sales & Trading (debt and other products), the main drivers for the increase were higher revenues in RMBS after having been impacted by de-risking activity and challenging market conditions in 2013, mark-to-market gains in relation to RWA mitigation efforts arising on CVA compared to a loss in 2013, and higher revenues in Credit Solutions due to increased financing. The increase in Sales & Trading (equity) in 2014 was primarily driven by client financing balances in Prime Finance and favorable trading conditions in Equity Derivatives. Revenue from Loan products also increased in the year reflecting investment in the Commercial Real Estate business. These revenue increases were partly offset by a decrease in Remaining products, mainly due to a Debt Valuation Adjustment (DVA) loss of € 126 million (full year 2013: a loss of € 21 million).

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.0 billion in 2013, a decrease of € 1.5 billion, or 14 %, compared to 2012. This decrease was partly driven by products outside of Sales & Trading. For Remaining products, the decrease was mainly related to the non-recurrence of a refinement in the calculation methodology of the DVA on certain derivative liabilities in 2012. In Sales & Trading (debt and other products), the main drivers for the decrease were lower revenues in RMBS due to de-risking activity undertaken this year, weaker liquidity and market uncertainty, lower revenues in Foreign Exchange due to lower volatility and margin compression and weaker trading revenues in Commodities and Rates. Partly offsetting these were an increase in Loan products due to favourable movements in credit spreads, a lower proportion of lending activity measured at fair value and lower overall hedge costs. The increase in Sales & Trading (equity) in 2013 was primarily driven by non-recurrence of higher dividend payout in 2012 in Equity Derivatives, increased client activity and an improved market environment in Equity Trading business.

Private & Business Clients (PBC)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.0 billion in 2014, a decrease of € 4 million, compared to 2013, primarily reflecting a continued challenging interest rate environment in Europe. This was partly offset by the positive impact of a subsequent gain related to a business sale closed in a prior period.

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.0 billion in 2013, a decrease of € 254 million, or 4 %, compared to 2012. This decrease was primarily due to the ongoing low interest rate environment affecting revenues on deposits and a higher negative impact from purchase price allocation on Postbank.

Global Transaction Banking (GTB)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.2 billion in 2014, an increase of € 248 million, or 12 %, compared to 2013. The increase was primarily driven by a change of our hedging instruments to manage the interest rate risk which increases our revenues at fair value through profit or loss but is offset in other revenues. Overall, net interest income remained under pressure due to the low interest rate environment.

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.0 billion in 2013, a decrease of € 32 million, or 2 %, compared to 2012. Net interest income declined compared to the prior year driven by low interest rate in core markets, and competitive pressure on margins. Furthermore, foreign exchange-movements compared to 2012 adversely impacted the income reported in Euro.

Deutsche Asset & Wealth Management (Deutsche AWM)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.5 billion in 2014, a decrease of € 63 million, or 4 %, compared to 2013. Higher net interest revenues in lending, deposits and alternatives were more than offset by an unfavorable change in the fair value of guarantees and negative effects from mark-to-market movements on policyholder positions in Abbey Life.

2013
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.6 billion in 2013, a decrease of € 406 million, or 21 %, compared to 2012. The decrease in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was mainly attributable to the deconsolidation of funds in 2013 and was offset by increases in other revenues categories.

Non-Core Operations Unit (NCOU)
2014
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were a loss of € 573 million in 2014, a decrease of € 818 million, compared to 2013. The main driver of the decrease was lower net interest revenues due to asset reductions in NCOU as a result of our de-risking strategy. A one-time loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector during the first quarter 2014 also contributed to the fair value losses.

2013
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 245 million in 2013, a decrease of € 405 million, or 62 %, compared to 2012. The main driver of the decrease was lower portfolio revenues due to asset reductions across all products in the NCOU. This was a result of an accelerated de-risking strategy, leading overall to a reduction in fair value losses.

Consolidation & Adjustments (C&A)
2014
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were a negative € 187 million in 2014, compared with a gain of € 19 million in 2013. This decrease was largely driven by negative effects from timing differences from different accounting methods used for management reporting and IFRS. This was partially offset by higher income from our capital account, largely resulting from the capital increase.

2013
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a gain of € 19 million in 2013, compared with € 369 million in 2012. This decrease primarily reflected lower positive effects resulting from timing differences from different accounting methods used for management reporting and IFRS. The remaining decline was mainly due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments, for example funding expenses on non-divisionalized assets/liabilities.

Provision for Credit Losses
2014
Provision for credit losses in 2014 was € 1.1 billion, down by € 931 million, or 45 % versus 2013 reflecting material reductions in all businesses. Reduction in NCOU was driven by decreased provision for credit losses in IAS 39 reclassified and commercial real estate assets. Our Core bank benefited from increased releases and a non-recurrence of large single name bookings.

2013
Provision for credit losses recorded in 2013 increased by € 344 million to € 2.1 billion. In NCOU, provision for credit losses increased reflecting a number of single client items, including an item related to the European Commercial Real Estate sector. Provision for credit losses also increased in GTB, related to a single client credit event, and in CB&S, from higher charges relating to shipping companies. These increases were partly offset by lower provisions in PBC reflecting the improved credit environment in Germany.

Remaining Noninterest Income

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Commissions and fee income[1]	12,409	12,308	11,809	101	1	500	4
Net gains (losses) on financial assets available for sale	242	394	301	(152)	(39)	93	31
Net income (loss) from equity method investments	619	369	163	251	68	206	127
Other income (loss)	108	193	(120)	(85)	(44)	313	N/M
Total remaining noninterest income	**13,379**	13,264	12,153	114	1	1,111	9
[1] includes:							
Commissions and fees from fiduciary activities:							
Commissions for administration	404	435	449	(31)	(7)	(13)	(3)
Commissions for assets under management	3,057	2,963	2,609	94	3	354	14
Commissions for other securities business	283	247	239	36	14	8	3
Total	**3,745**	3,646	3,297	98	3	349	11
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:							
Underwriting and advisory fees	2,545	2,378	2,318	167	7	60	3
Brokerage fees	1,488	1,542	1,526	(54)	(3)	15	1
Total	**4,033**	3,920	3,844	113	3	76	2
Fees for other customer services	4,632	4,742	4,667	(111)	(2)	76	2
Total commissions and fee income	**12,409**	12,308	11,809	101	1	500	4

N/M – Not meaningful

Commissions and fee income

2014

Total Commissions and fee income increased from € 12.3 billion in 2013 by € 101 million to € 12.4 billion in 2014. Advisory revenues were higher than in the prior year reflecting a higher fee pool and market share gains. Fees for assets under management increased due to a favorable development in European & U.S. exchange traded funds. This was offset by a decrease in Fees for other customer services, mainly triggered by changes in regulatory requirements with regard to payment and card fees as well as lower revenues from Postal Services. Additionally a change in the reporting classification of certain product-related expenses resulted in a further decline.

2013

Total Commissions and fee income increased from € 11.8 billion in 2012 by € 500 million to € 12.3 billion in 2013. Commissions for assets under management increased from a favorable development in the leveraged debt markets globally, which benefited from low interest rates. Underwriting and advisory fees as well as brokerage fees and fees for other customer services improved, driven by higher client activity levels and improved market conditions for global equity trading.

Net gains (losses) on financial assets available for sale

2014

Net gains on financial assets available for sale were € 242 million in 2014 compared to € 394 million in 2013. The decline in 2014 mainly resulted from de-risking activities related to the NCOU.

2013

Net gains on financial assets available for sale were € 394 million in 2013 compared to € 301 million in 2012. The net gain in 2013 mainly resulted from the de-risking activities related to the NCOU portfolio.

Net income (loss) from equity method investments

2014

Net gains from equity investments increased from € 369 million in 2013 to € 619 million in 2014. The drivers for this positive effect were prior year impairments in NCOU and an increased equity pick up related to the investment in Hua Xia Bank.

2013

Net gains from equity investments increased from € 163 million in 2012 to € 369 million in 2013. The result in 2013 included € 374 million from an equity pick up related to the investment in Hua Xia Bank.

Other income (loss)

2014

Other income declined from € 193 million in 2013 to € 108 million in 2014. The decline in 2014 was primarily related to the restructuring of the debt financing of Maher Terminals, which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income in NCOU.

2013

Other income improved from negative € 120 million in 2012 to positive € 193 million in 2013. The improvement in 2013 is predominantly due to NCOU de-risking of portfolios. An impairment related to the expected sale of BHF-BANK was partly offset by continuing positive development of operating profits in Maher Terminals. Losses recorded from derivatives qualifying for hedge accounting were significantly lower than in the prior year.

Noninterest Expenses

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012	
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Compensation and benefits	12,512	12,329	13,490	183	1	(1,160)	(9)
General and administrative expenses[1]	14,654	15,126	15,017	(472)	(3)	110	1
Policyholder benefits and claims	289	460	414	(172)	(37)	46	11
Impairment of intangible assets	111	79	1,886	33	42	(1,808)	(96)
Restructuring activities	133	399	394	(267)	(67)	5	1
Total noninterest expenses	**27,699**	28,394	31,201	(695)	(2)	(2,807)	(9)

[1] includes:

	2014	2013	2012	in € m.	in %	in € m.	in %
IT costs	3,333	3,074	2,547	259	8	527	21
Occupancy, furniture and equipment expenses	1,978	2,073	2,115	(95)	(5)	(42)	(2)
Professional service fees[2]	2,029	1,772	1,887	256	14	(115)	(6)
Communication and data services[2]	725	706	756	18	3	(50)	(7)
Travel and representation expenses[2]	500	496	579	4	1	(84)	(14)
Banking and transaction charges[2]	660	743	1,274	(83)	(11)	(532)	(42)
Marketing expenses	313	314	362	0	0	(48)	(13)
Consolidated investments	811	797	760	14	2	37	5
Other expenses[2,3]	4,305	5,151	4,736	(846)	(16)	415	9
Total general and administrative expenses	**14,654**	15,126	15,017	(472)	(3)	110	1

[2] In 2014, prior period comparatives have been restated in order to reflect changes in the Group's cost reporting.
[3] Includes litigation related expenses of € 1.6 billion in 2014, € 3.0 billion in 2013 and of € 2.6 billion in 2012.

Compensation and benefits

2014

Compensation and benefits increased by € 183 million, or 1 %, to € 12.5 billion in 2014 compared to € 12.3 billion in 2013. This primarily reflects higher fixed compensation costs to comply with regulatory requirements, driven significantly by CB&S, as well as strategic hires in our business and control functions. This increase was partly offset by positive effects from the ongoing implementation of OpEx across our Core businesses.

2013

Compensation and benefits decreased by € 1.2 billion, or 9 %, to € 12.3 billion in 2013 compared to € 13.5 billion in 2012. The reduction reflected a reduced deferred award amortization due to lower deferred grants awarded and positive effects from the ongoing implementation of OpEx.

General and administrative expenses

2014

General and administrative expenses decreased by € 472 million, or 3 %, to 14.7 billion in 2014 compared to € 15.1 billion in 2013. The decrease was primarily driven by lower litigation costs of € 1.6 billion compared to € 3.0 billion in 2013 as well as savings from the OpEx program. The decrease was partly offset by higher expenses from regulatory requirements, investments in our Core businesses and charges in relation to loan processing fees in PBC.

2013

General and administrative expenses increased by € 110 million, or 1 %, from € 15.0 billion in 2012 to € 15.1 billion in 2013. The increase was primarily driven by higher litigation expenses as well as higher IT costs resulting from cost-to-achieve and project ramp-up costs in 2013. Partly offsetting was the non-recurrence of turnaround measures taken in the Netherlands in 2012. In addition, professional service fees, communication, travel and representation expenses as well as marketing expenses decreased.

Policyholder benefits and claims

2014

Policyholder benefits and claims decreased by € 172 million from € 460 million in 2013 to € 289 million in 2014 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

2013

Policyholder benefits and claims increased by € 46 million from € 414 million in 2012 to € 460 million in 2013 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

Impairment of intangible assets

2014

In 2014, the impairment charges on goodwill and intangibles of € 111 million were mainly attributable to a € 194 million impairment to our Maher Terminal investment, with a partial offset from a write-up on Scudder of € 84 million.

2013

In 2013 the impairment charges on goodwill and intangibles of € 79 million were mainly attributable to the commercial banking activities in the Netherlands. As in 2012, these charges were incurred in respect of the further execution of the turn-around measures as part of the Strategy 2015+.

Restructuring

2014

Restructuring expenses from our OpEx program decreased by € 267 million, or 67 %, to € 133 million in 2014 compared to € 399 million in 2013.

2013

In 2013, restructuring expenses of € 399 million resulted from our OpEx program and were virtually unchanged to the prior year.

Income Tax Expense

2014

In 2014, income tax expense was € 1.4 billion versus € 775 million in the comparative period. The effective tax rate of 46 % was mainly impacted by non-tax deductible litigation charges and income taxes of prior periods which were partially offset by changes in the recognition and measurement of deferred taxes.

2013

In 2013, income tax expense was € 775 million, which led to an effective tax rate of 53 % compared to an income tax expense of € 498 million and an effective tax rate of 61 % in 2012. The effective tax rate in each of 2013 and 2012 was impacted by expenses that were not deductible for tax purposes, which for 2012 included impairments of goodwill.

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 4 "Business Segments and Related Information" to the consolidated financial statements for information regarding:

— changes in the format of our segment disclosure;
— the framework of our management reporting systems and
— definitions of non-GAAP financial measures that are used with respect to each segment.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2014. Segment results were prepared in accordance with our management reporting systems.

								2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli-dation & Adjustments	Total Consolidated
Net revenues[1]	13,742	9,639	4,146	4,708	211	32,446	(497)	31,949
Provision for credit losses	103	622	156	(7)	259	1,133	1	1,134
Total noninterest expenses	10,348	7,682	2,791	3,685	2,804	27,310	389	27,699
thereof:								
Depreciation, depletion and amortization	2	0	0	0	0	2	117	120
Severance payments	46	134	11	10	5	207	36	242
Policyholder benefits and claims	0	0	0	289	0	289	0	289
Restructuring activities	112	9	10	(3)	4	133	0	133
Impairment of intangible assets	0	0	0	(83)	194	111	0	111
Noncontrolling interests	25	1	0	4	(2)	28	(28)	0
Income (loss) before income taxes	3,266	1,335	1,198	1,027	(2,851)	3,975	(859)	3,116
Cost/income ratio	75 %	80 %	67 %	78 %	N/M	84 %	N/M	87 %
Assets[2]	1,213,612	258,381	106,252	81,132	38,853	1,698,230	10,474	1,708,703
Expenditures for additions to long-lived assets	0	108	0	1	0	109	517	626
Risk-weighted assets[3]	175,561	79,571	43,265	16,597	58,538	373,532	20,437	393,969
Average active equity	24,204	14,420	5,860	6,454	7,649	58,588	2,037	60,624
Pre-tax return on average active equity	13 %	9 %	20 %	16 %	(37) %	7 %	N/M	5 %
Post-tax return on average active equity[4]	9 %	6 %	14 %	11 %	(25) %	N/M	N/M	3 %
[1] Includes:								
Net interest income	5,451	5,887	1,875	1,052	90	14,355	(83)	14,272
Net income (loss) from equity method investments	128	431	3	22	34	617	2	619
[2] Includes:								
Equity method investments	521	3,154	50	163	170	4,058	85	4,143

N/M – Not meaningful
[3] Risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded since January 1, 2014.
[4] The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 46 % for the year ended December 31, 2014. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 34 % for the year ended December 31, 2014.

in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli-dation & Adjustments	Total Consolidated
								2013
Net revenues[1]	13,526	9,550	4,069	4,735	964	32,844	(929)	31,915
Provision for credit losses	189	719	315	23	818	2,064	0	2,065
Total noninterest expenses	10,162	7,276	2,648	3,929	3,550	27,564	830	28,394
thereof:								
Depreciation, depletion and amortization	2	0	0	0	2	5	18	23
Severance payments	26	224	8	5	14	278	25	303
Policyholder benefits and claims	0	0	0	460	0	460	0	460
Restructuring activities	130	22	54	170	25	399	0	399
Impairment of intangible assets	0	7	57	14	0	79	0	79
Noncontrolling interests	16	0	0	1	(3)	15	(15)	0
Income (loss) before income taxes	3,158	1,555	1,107	782	(3,402)	3,200	(1,744)	1,456
Cost/income ratio	75 %	76 %	65 %	83 %	N/M	84 %	N/M	89 %
Assets[2]	1,102,007	265,360	97,240	72,613	63,810	1,601,029	10,371	1,611,400
Expenditures for additions to long-lived assets	12	176	9	7	0	203	539	742
Risk-weighted assets (Basel 2.5)	114,729	73,001	36,811	12,553	52,443	289,537	10,832	300,369
Average active equity[3]	20,161	13,976	5,136	5,864	10,296	55,434	0	55,434
Pre-tax return on average active equity	16 %	11 %	22 %	13 %	(33) %	6 %	N/M	3 %
Post-tax return on average active equity[4]	9 %	6 %	13 %	8 %	(19) %	N/M	N/M	1 %
[1] Includes:								
Net interest income	5,409	5,963	1,930	988	618	14,909	(76)	14,834
Net income (loss) from equity method investments	78	375	3	18	(106)	368	1	369
[2] Includes:								
Equity method investments	628	2,563	48	143	171	3,554	28	3,581

N/M – Not meaningful

[3] Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders' equity is adjusted only for dividend accruals; the figures for 2013 were adjusted to reflect this effect.

[4] The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 53 % for the year ended December 31, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 42 % for the year ended December 31, 2013.

								2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	15,073	9,540	4,200	4,472	1,427	34,711	(975)	33,736
Provision for credit losses	81	781	208	18	634	1,721	0	1,721
Total noninterest expenses	12,071	7,224	3,327	4,299	3,697	30,618	582	31,201
thereof:								
Depreciation, depletion and amortization	5	0	0	0	2	8	17	25
Severance payments	164	249	24	42	4	484	59	543
Policyholder benefits and claims	0	0	0	414	0	414	0	414
Restructuring activities	236	0	40	104	12	392	0	394
Impairment of intangible assets	1,174	15	73	202	421	1,886	0	1,886
Noncontrolling interests	17	16	0	1	31	65	(65)	0
Income (loss) before income taxes	2,904	1,519	664	154	(2,935)	2,307	(1,493)	814
Cost/income ratio	80 %	76 %	79 %	96 %	N/M	88 %	N/M	92 %
Assets[2]	1,448,924	282,428	87,997	78,103	113,247	2,010,699	11,576	2,022,275
Expenditures for additions to long-lived assets	15	140	1	1	0	157	477	634
Risk-weighted assets (Basel 2.5)	112,630	72,695	34,976	12,429	84,743	317,472	16,133	333,605
Average active equity[3]	20,213	12,177	4,181	5,916	12,440	54,927	0	54,927
Pre-tax return on average active equity	14 %	12 %	16 %	3 %	(24) %	4 %	N/M	1 %
Post-tax return on average active equity[4]	9 %	8 %	10 %	2 %	(15) %	N/M	N/M	0 %
[1] Includes:								
Net interest income	5,244	6,115	1,964	1,033	1,496	15,851	123	15,975
Net income (loss) from equity method investments	131	312	5	6	(295)	159	4	163
[2] Includes:								
Equity method investments	750	2,303	46	131	307	3,538	39	3,577

N/M – Not meaningful
[3] Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders' equity is adjusted only for dividend accruals; the figures for 2012 were adjusted to reflect this effect.
[4] The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 61 % for the year ended December 31, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2012.

Corporate Divisions

Corporate Banking & Securities Corporate Division

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013		2013 increase (decrease) from 2012	
				in € m.	in %	in € m.	in %
Net revenues:							
Sales & Trading (debt and other products)	6,841	6,806	8,815	35	1	(2,009)	(23)
Sales & Trading (equity)	2,928	2,737	2,288	191	7	449	20
Origination (debt)	1,527	1,557	1,417	(30)	(2)	140	10
Origination (equity)	761	732	518	29	4	214	41
Advisory	580	480	590	100	21	(110)	(19)
Loan products	1,196	1,234	899	(39)	(3)	336	37
Other products	(90)	(21)	547	(70)	N/M	(567)	N/M
Total net revenues	**13,742**	13,526	15,073	217	2	(1,547)	(10)
Provision for credit losses	**103**	189	81	(87)	(46)	108	133
Total noninterest expenses	**10,348**	10,162	12,071	186	2	(1,909)	(16)
thereof:							
Restructuring activities	112	130	236	(17)	(13)	(106)	(45)
Impairment of intangible assets	0	0	1,174	0	N/M	(1,174)	N/M
Noncontrolling interests	**25**	16	17	9	57	(1)	(6)
Income (loss) before income taxes	**3,266**	3,158	2,904	108	3	255	9
Cost/income ratio	75 %	75 %	80 %	N/M	0 ppt	N/M	(5) ppt
Assets[1]	1,213,612	1,102,007	1,448,924	111,605	10	(346,917)	(24)
Risk-weighted assets[2]	175,561	114,729	112,630	N/M	N/M	2,099	2
Average active equity[3]	24,204	20,161	20,213	4,043	20	(52)	0
Pre-tax return on average active equity	13 %	16 %	14 %	N/M	(2) ppt	N/M	1 ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2014

CB&S reported solid revenues in full year 2014 despite a challenging market environment with low market volatility and client activity in the first half of the year. In the second half of 2014 volatility increased and CB&S saw stronger revenue momentum across the franchise.

Full year 2014 net revenues were € 13.7 billion, an increase of € 217 million, or 2 % from € 13.5 billion in 2013. Net revenues included valuation adjustments relating to Credit Valuation Adjustment (CVA) arising on RWA mitigation efforts, Debt Valuation Adjustment (DVA), Funding Valuation Adjustment (FVA) and refinements in the calculation of IFRS CVA and FVA, totalling a loss of € 299 million (full year 2013: a loss of € 201 million).

Sales & Trading (debt and other products) net revenues were € 6.8 billion, in line with the prior year. Revenues in RMBS were significantly higher, reflecting de-risking activity and a challenging market environment in 2013. Revenues in Distressed Products were higher than the prior year driven by strong performance in Europe. Revenues in Flow Credit were significantly lower than the prior year driven by weaker performance in North America. Core Rates revenues were lower than the prior year driven by FVA losses due to market movements and a calculation refinement, coupled with weaker performance in APAC and Europe. Revenues in Foreign Exchange were lower than the prior year due to lower volatility and reduced client activity notably in the first six months of 2014. Global Liquidity Management, Credit Solutions and Emerging Markets revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 173 million. First, a mark-to-market gain of € 7 million (full year 2013: a loss of € 240 million) relating to RWA mitigation efforts arising on CVA. Second, a loss of € 58 million (full year 2013: nil) relating to a refinement in the calculation of IFRS CVA. Third, a FVA loss of € 122 million (full year 2013: a gain of € 67 million) including a negative impact of € 51 million due to a calculation refinement.

Sales & Trading (equity) net revenues were € 2.9 billion, an increase of € 191 million, or 7 %, compared to the prior year. Prime Finance revenues were higher than the prior year driven by increased client balances. Equity Trading revenues and Equity Derivatives revenues were both in line with the prior year.

Origination and Advisory net revenues were € 2.9 billion for the full year 2014, an increase of € 99 million, or 4 %, compared to the prior year. Revenues in Advisory were higher than the prior year driven by increased fee pool and market share. Revenues in Equity Origination and Debt Origination were both in line with the prior year.

Loan products net revenues were € 1.2 billion for the full year 2014, in line with the prior year.

Net revenues from Other products were negative € 90 million, compared to negative € 21 million in the prior year. Net revenues from Other products included a DVA loss of € 126 million (full year 2013: a loss of € 21 million), including a gain of € 37 million related to a refinement in the calculation of IFRS CVA.

In provision for credit losses, CB&S recorded a net charge of € 103 million for the full year 2014, a decrease of € 87 million, or 46 % compared to the prior year, driven by decreased provisions in the Shipping portfolio and a net release of provisions in our Leveraged Finance Portfolio.

Noninterest expenses increased by € 186 million or 2 % compared to full year 2013. The increase was due to regulatory required expenditures, platform enhancements and adverse foreign exchange movements. These more than offset the progress on OpEx cost reduction initiatives and lower litigation costs.

Income before income taxes was € 3.3 billion, compared to € 3.2 billion in the prior year, driven by solid revenue performance and lower litigation costs partly offset by higher regulatory costs and cost-to-achieve (CtA) spend.

2013

Full year 2013 performance was significantly impacted by continued market uncertainty, in particular regarding the U.S. Federal Reserve's decision on tapering its quantitative easing program, coupled with a reduction in liquidity and slowdown in client activity.

Full year 2013 net revenues were € 13.5 billion, a decline of € 1.5 billion, or 10 %, from € 15.1 billion in 2012. Net revenues were impacted by three valuation adjustment items. First, a mark-to-market loss of € 265 million related to Credit Valuation Adjustment (CVA) RWA mitigation efforts. Second, a loss of € 21 million related to the impact of a Debt Valuation Adjustment (DVA). Partly offsetting these was a gain of € 85 million related to a Funding Valuation Adjustment (FVA). Excluding these items in both 2013 and 2012, net revenues decreased by € 1.0 billion, or 7 %, compared to the full year 2012.

Sales & Trading (debt and other products) net revenues were € 6.8 billion, a decrease of € 2.0 billion, or 23 % compared to the prior year. Revenues in Rates were significantly lower than the prior year, due to lower client activity reflecting weaker liquidity and ongoing market uncertainty. RMBS was impacted by de-risking activity undertaken this year, exacerbated by weaker liquidity and continued market uncertainty, resulting in significantly lower revenues compared to the prior year. Despite increased volumes, revenues in Foreign Exchange were lower than the prior year due to lower volatility and margin compression. Revenues in Flow Credit were lower than the prior year due to weak performance in the Europe region. Revenues in Emerging Market and Distressed Products were in line with the prior year.

Sales & Trading (equity) net revenues were € 2.7 billion, an increase of € 449 million, or 20 % compared to the prior year. Equity Trading revenues increased and Equity Derivatives revenues increased significantly from prior year driven by higher client activity and an improved market environment. Prime Finance revenues were in line with the prior year.

Origination and Advisory net revenues were € 2.8 billion for the full year 2013, an increase of € 244 million, or 10 %, compared to the prior year. Debt Origination revenues were higher, and Equity Origination revenues were significantly higher than the prior year reflecting strong global market debt and equity issuance activity. Revenues in Advisory were down from the prior year, due to reduced fee pool and deal volumes.

Loan products net revenues were € 1.2 billion for the full year 2013, an increase of € 336 million, or 37 %, compared to 2012, due to lower overall hedge costs, a lower proportion of lending activity measured at fair value, favourable movements in credit spreads and continued strengthening in our commercial real estate franchise.

For the full year 2013, net revenues from Other products were negative € 21 million, compared to positive € 547 million in 2012. The decrease was mainly driven by non-recurrence of prior-year positive impact of a refinement in the calculation methodology of a Debt Valuation Adjustment (DVA) implemented in 2012 on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 189 million for the full year 2013, an increase of € 108 million, or 133 % compared to the prior year, driven by increased provisions taken in the Shipping portfolio.

Noninterest expenses decreased by € 1.9 billion or 16 % compared to full year 2012, which included an impairment of intangible assets. Excluding these charges, the decrease was driven by lower compensation and non-compensation expenses reflecting the continued implementation of OpEx measures, coupled with favourable foreign exchange rate movements, partially offset by increased litigation costs.

Income before income taxes was € 3.2 billion, compared to € 2.9 billion in the prior year, driven by non-recurrence of the impairment on intangible assets, lower compensation and non-compensation expenses, partly offset by lower revenues and higher litigation provisions.

Private & Business Clients Corporate Division

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net revenues:							
Global credit products	3,463	3,408	3,331	55	2	76	2
Deposits	2,977	3,012	3,175	(34)	(1)	(163)	(5)
Payments, cards & account products	983	1,019	1,027	(36)	(3)	(8)	(1)
Investment & insurance products	1,308	1,220	1,146	88	7	74	6
Postal and supplementary Postbank Services	416	434	454	(17)	(4)	(20)	(4)
Other products	491	457	407	33	7	51	12
Total net revenues	**9,639**	9,550	9,540	89	1	10	0
Provision for credit losses	**622**	719	781	(97)	(13)	(62)	(8)
Total noninterest expenses	**7,682**	7,276	7,224	406	6	52	1
thereof: Impairment of intangible assets	0	7	15	(7)	N/M	(8)	(54)
Noncontrolling interests	**1**	0	16	0	46	(15)	(97)
Income (loss) before income taxes	**1,335**	1,555	1,519	(220)	(14)	35	2
Cost/income ratio	80 %	76 %	76 %	N/M	4 ppt	N/M	0 ppt
Assets[1]	258,381	265,360	282,428	(6,978)	(3)	(17,068)	(6)
Risk-weighted assets[2]	79,571	73,001	72,695	N/M	N/M	306	0
Average active equity[3]	14,420	13,976	12,177	444	3	1,799	15
Pre-tax return on average active equity	9 %	11 %	12 %	N/M	(2) ppt	N/M	(1) ppt
Breakdown of PBC by business							
Private & Commercial Banking:							
Net revenues	3,855	3,704	3,741	150	4	(36)	(1)
Provision for credit losses	79	128	174	(49)	(38)	(46)	(26)
Noninterest expenses	3,533	3,237	3,098	296	9	139	4
Income before income taxes	**243**	339	468	(96)	(28)	(129)	(28)
Advisory Banking International:							
Net revenues	2,134	2,052	1,971	82	4	81	4
Provision for credit losses	272	248	211	24	10	37	17
Noninterest expenses	1,179	1,139	1,217	41	4	(78)	(6)
Income before income taxes	**683**	666	543	17	3	122	22
Postbank:[4]							
Net revenues	3,651	3,794	3,828	(143)	(4)	(34)	(1)
Provision for credit losses	271	343	395	(71)	(21)	(52)	(13)
Noninterest expenses	2,970	2,900	2,910	70	2	(9)	0
Noncontrolling interests	1	0	15	0	69	(15)	(97)
Income before income taxes	**409**	550	508	(141)	(26)	43	8

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[4] Contains the major core business activities of Postbank AG as well as BHW and norisbank.

Additional information

in € bn. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € bn.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € bn.	2013 increase (decrease) from 2012 in %
Invested assets[1]	291	282	293	9	3	(11)	(4)
Net new money	6	(15)	(10)	21	N/M	(6)	58

N/M – Not meaningful
[1] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2014

PBC's business environment remained challenging during 2014 with headwinds including further declines in interest rates, tighter regulation and significant non-recurring charges regarding loan processing fees triggered by two rulings in May and October 2014 of the German Federal Court of Justice (Bundesgerichtshof). Despite the challenging environment, PBC's revenues grew on a year-on-year basis reflecting an upturn in client activity in respect of Investment & Insurance Products and growth in certain Credit products, primarily in Germany. Provision for credit losses also improved in the period reflecting the quality of the loan portfolio.

PBC's reported full year result declined compared with 2013 due to the above-mentioned impact of € 400 million for the reimbursement of loan processing fees. Appropriate provisions for loan processing fees were booked in 2014 and on this basis we expect no further impact in 2015 and beyond.

Net revenues in PBC increased by € 89 million, or 1 %, compared to 2013. Growth in revenues from Investment & Insurance products of € 88 million, or 7 %, reflected net asset inflows and higher transaction levels, mainly in securities. Net revenues from Credit products increased by € 55 million, or 2 %, primarily driven by increased loan volumes, especially in German Mortgages. Net revenues from Other products increased by € 33 million, or 7 %, mainly reflecting the impacts of a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period, gains from securities sales in DB Bauspar, as well as growth in the performance of the Hua Xia Bank equity investment. This was partly offset by decreased revenues related to Postbank nonoperating activities. Additionally, 2013 was positively impacted by a partial release of loan loss allowances in Postbank, which were reported in Other product revenues as the allowances were recognized prior to consolidation. Net revenues from Payments, Cards & Accounts decreased by € 36 million, or 3 %, mainly triggered by changes in regulatory requirements with regard to payment and card fees. Net revenues from Deposits decreased by € 34 million, or 1 %, due to the continued challenging interest rate environment in Europe as well as a result of de-leveraging mainly in Postbank. Net revenues from Postal and supplementary Postbank Services declined by € 17 million, or 4 %, due to a change in the reporting classification of certain product-related expenses previously reported in other revenues.

Provision for credit losses decreased by € 97 million, or 13 %, versus prior year period, benefiting from a favorable environment in Germany. In the prior year, an additional credit of € 86 million was recorded in other interest income, representing a partial release of loan loss allowances in Postbank as well as improved credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 406 million, or 6 %, compared to 2013. 2014 was significantly impacted by € 400 million of charges relating to loan processing fees following the above-mentioned changes triggered by recent German legal decisions. Additionally, higher infrastructure expenses, mainly caused by regulatory requirements, resulted in cost increases. Offsetting these expense increases in 2014 was the gain from the disposition of real estate in Europe. Noninterest expenses in 2013 also included an item of comparable size which was related to a release of a provision in respect of the Hua Xia Bank credit card cooperation. Expenditures for our OpEx and Postbank integration programs decreased by € 42 million, or 8 %, in line with the progress of these programs. Additionally, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program.

Income before income taxes decreased by € 220 million, or 14 %, compared to 2013, mainly driven by charges for loan processing fees as mentioned above.

Invested assets increased by € 9 billion versus December 31, 2013, due to € 6 billion in net inflows, mainly in securities, and additional market appreciation.

2013

PBC delivered a stable operating performance, in an environment of low interest rates and the muted client investment activity in Germany. The lending environment in 2013 was benign, with provision for credit losses below the prior years. The European markets in which we operate besides Germany were marked by a reduced credit activity that was compensated with increased business in Investment Products. The turmoil in the Chinese and Indian financial markets, observed in the last months of 2013, did not materially impact our operations in these countries.

Net revenues increased slightly by € 10 million as compared to 2012. Higher revenues from credit products, investment & insurance products and other products were compensated by lower revenues from deposits, related to the ongoing low interest rate environment and higher negative impact from purchase price allocation on Postbank. Revenues from credit products increased by € 76 million, or 2 %, mainly reflecting mortgage volume growth in Private & Commercial Banking and higher consumer finance margins in Advisory Banking International. Revenues from investment & insurance products increased by € 74 million, or 6 %, driven by higher transaction volumes in Advisory Banking International and higher revenues from discretionary portfolio management in Private & Commercial Banking. Revenues from other products increased by € 51 million, or 12 %, benefitting from the performance of Hua Xia Bank, partly offset by several, mainly Postbank related, one-off items. Net revenues from Postal and supplementary Postbank Services declined by € 20 million, or 4 %, reflecting usual revenue fluctuations. Net revenues from payments, cards and accounts remained stable.

Provision for credit losses was € 719 million, down 8 % from € 781 million for 2012, driven by Private & Commercial Banking and Postbank, reflecting an improved portfolio quality and credit environment in Germany. Additionally, a credit of € 86 million (2012: € 94 million) was recorded in other interest income representing increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group. Advisory Banking International had an increase in provisions for credit losses, mainly caused by a difficult credit environment in Italy.

Noninterest expenses increased by € 52 million, or 1 %, compared to 2012 due to higher costs-to-achieve of € 112 million, related to Postbank integration and to OpEx, as well as higher cost allocations from infrastructure functions, which were mostly counterbalanced by savings, mainly driven by realization of synergies from Postbank.

Income before income taxes increased by € 35 million, or 2 %, versus 2012, despite higher costs-to-achieve of € 112 million.

Invested assets were down by € 11 billion mainly driven by € 15 billion net outflows, mostly in deposits, partly offset by € 4 billion market appreciation.

Global Transaction Banking Corporate Division

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net revenues:							
Transaction services	4,146	4,069	4,200	76	2	(130)	(3)
Other products	0	0	0	0	N/M	0	N/M
Total net revenues	**4,146**	4,069	4,200	76	2	(130)	(3)
Provision for credit losses	**156**	315	208	(159)	(50)	107	52
Total noninterest expenses	**2,791**	2,648	3,327	144	5	(680)	(20)
thereof:							
Restructuring activities	10	54	40	(44)	(81)	13	33
Impairment of intangible assets	0	57	73	(57)	N/M	(16)	(22)
Noncontrolling interests	**0**	0	0	0	N/M	0	N/M
Income (loss) before income taxes	**1,198**	1,107	664	92	8	442	67
Cost/income ratio	67 %	65 %	79 %	N/M	2 ppt	N/M	(14) ppt
Assets[1]	106,252	97,240	87,997	9,012	9	9,243	11
Risk-weighted assets[2]	43,265	36,811	34,976	N/M	N/M	1,835	5
Average active equity[3]	5,860	5,136	4,181	724	14	955	23
Pre-tax return on average active equity	20 %	22 %	16 %	N/M	(1) ppt	N/M	6 ppt

N/M – Not meaningful
1 Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2 Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
3 See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2014

In 2014, net revenues and income before income taxes in GTB developed solidly, despite a persistently challenging market environment, as reflected by further cuts to already low interest rates, heightened geopolitical risks and a highly competitive business environment. Noninterest expenses in 2014 and 2013 were impacted by specific items. 2014 contained a litigation-related charge, whereas the performance in 2013 included higher expenses for the turn-around of our commercial banking activities in the Netherlands as part of the Strategy 2015+ as well as an impairment of an intangible asset.

Net revenues increased by € 76 million, or 2 %, compared to 2013 including a gain on the sale of registrar services GmbH in 2014 and the sale of Deutsche Card Services in 2013. In Trade Finance, revenues increased due to strong volumes and stabilizing margins especially in Asia and Europe. Securities Services benefited from increasing volumes. Revenues in Cash Management remained under pressure in the ongoing low interest rate environment.

Provision for credit losses decreased by € 159 million, or 50 %, compared to 2013. The decrease primarily related to the non-recurrence of a single client credit event in Trade Finance recorded in 2013.

Noninterest expenses increased by € 144 million, or 5 %, compared to 2013. As mentioned above, 2014 included a litigation-related charge, while the prior year was impacted by higher expenses related to the Strategy 2015+. This contained higher cost-to-achieve related to the OpEx program for the turn-around in the Netherlands and an impairment of an intangible asset. Excluding those items, noninterest expenses increased due to higher revenue-related expenses as well as increased costs to comply with regulatory requirements. Furthermore, investments to enable business growth contributed to the cost increase.

Income before income taxes increased by € 92 million, or 8 %, compared to 2013 due to lower provision for credit losses following the single client credit event in 2013 as well as higher revenues. This was partly offset by an increased cost base.

2013

Despite the challenging market conditions in 2013, GTB's profitability increased compared to 2012. Both periods included specific items related to the execution of the Strategy 2015+. 2013 was impacted by the specific items mentioned above, and the results in 2012 included a litigation-related charge, the settlement of the credit protection received from the seller as part of the turn-around measures of the commercial banking activities in the Netherlands as well as an impairment of an intangible asset.

Net revenues decreased by € 130 million, or 3 %, compared to 2012, which included the aforementioned settlement payment related to the turn-around measures in the Netherlands. 2013 contained a gain from the sale of Deutsche Card Services. Throughout 2013, the macroeconomic environment proved to be challenging with persistent low interest rates in core markets, and competitive pressures on margins. Furthermore, foreign exchange movements compared to 2012 adversely impacted GTB's result reported in Euro. Excluding the above headwinds and specific items, revenues increased versus 2012 with growth materializing in Asia-Pacific (APAC) and the Americas. Net revenues in Trade Finance were stable benefiting from strong volumes which offset the impact from the competitive margin environment. Securities Services showed a robust performance in this market environment based on higher volumes. Revenues in Cash Management benefited from strong transaction volumes and client balances.

Provision for credit losses increased by € 107 million, or 52 %, versus 2012. The increase was primarily driven by a single client credit event in Trade Finance, partly offset by lower provisions in the commercial banking activities in the Netherlands.

Noninterest expenses decreased by € 680 million, or 20 %, compared to 2012, mainly driven by the non-recurrence of the aforementioned litigation-related charge as well as lower turn-around charges in the Netherlands. Cost-to-achieve related to the OpEx program of € 109 million increased by € 68 million versus 2012. Excluding these charges, noninterest expenses were lower than in 2012 due to the continued focus on cost management. This was partly offset by an increase in expenses related to higher business activity and the execution of the Strategy 2015+.

Income before income taxes increased by € 442 million, or 67 %, compared to 2012 due to specific items incurred in 2012 such as litigation and turn-around measures of the commercial banking activities in the Netherlands.

Deutsche Asset & Wealth Management Corporate Division

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net revenues:							
Management Fees and other recurring revenues	2,601	2,441	2,282	161	7	158	7
Performance and transaction fees and other non recurring revenues	826	924	905	(97)	(11)	19	2
Net Interest revenues	624	578	496	45	8	83	17
Other product revenues	367	299	369	68	23	(70)	(19)
Mark-to-market movements on policyholder positions in Abbey Life	291	494	420	(202)	(41)	74	18
Total net revenues	**4,708**	4,735	4,472	(27)	(1)	263	6
Provision for credit losses	**(7)**	23	18	(30)	N/M	5	29
Total noninterest expenses	**3,685**	3,929	4,299	(245)	(6)	(370)	(9)
thereof:							
Policyholder benefits and claims	289	460	414	(172)	(37)	46	11
Restructuring activities	(3)	170	104	(173)	N/M	66	63
Impairment of intangible assets	(83)	14	202	(97)	N/M	(188)	(93)
Noncontrolling interests	**4**	1	1	2	N/M	0	60
Income (loss) before income taxes	**1,027**	782	154	245	31	628	N/M
Cost/income ratio	78 %	83 %	96 %	N/M	(5) ppt	N/M	(13) ppt
Assets[1]	81,132	72,613	78,103	8,519	12	(5,490)	(7)
Risk-weighted assets[2]	16,597	12,553	12,429	N/M	N/M	124	1
Average active equity[3]	6,454	5,864	5,916	590	10	(52)	(1)
Pre-tax return on average active equity	16 %	13 %	3 %	N/M	3 ppt	N/M	11 ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Additional information

in € bn. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € bn.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € bn.	2013 increase (decrease) from 2012 in %
Invested assets[1]	1,039	923	920	116	13	3	0
Net new money	40	(13)	(25)	53	N/M	12	(48)

N/M – Not meaningful
[1] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2014

In 2014, Deutsche AWM continued to benefit from higher assets under management following elevated market levels, increased net new money, and the positive foreign exchange impact from the strengthening of the U.S. dollar, which have positively increased recurring revenue streams. Performance continues to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenges deposit revenue margins. Overall net revenues have decreased following lower mark-to-market movements on policyholder positions in Abbey Life, which have been offset by lower Policyholder benefits and claims within noninterest expenses.

In Deutsche AWM, net revenues for full year 2014 were € 4.7 billion, a decrease of € 27 million, or 1 %, compared to 2013.

Management Fees and other recurring revenues increased by € 161 million, or 7 %, due to an increase of average assets under management driven by positive net new money from clients, favorable foreign exchange development and market appreciation. Performance and transaction fees and other non-recurring revenues were down € 97 million, or 11 %, driven by lower performance fees in asset management, and lower transactional revenues from fixed income and foreign exchange products for private clients. Net interest revenues increased by € 45 million, or 8 %, due to increased lending volumes, recovery of prior period interest, and improved lending margins. Other product revenues increased compared to 2013 by € 68 million, or 23 %, partly due to higher revenues from alternatives partially offset by unfavorable change in fair value of guarantees, which have been impacted by the fall in long-term interest rates. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 202 million, or 41 % versus 2013, largely offset in noninterest expenses.

Provision for credit losses decreased by € 30 million mainly resulting from lower specific client-related lending provisions and the recovery of prior charges in 2014.

Noninterest expenses were down € 245 million, or 6 %, compared to 2013, mainly driven by lower policyholder benefits, reversal of intangible write-downs for Scudder, lower costs-to-achieve related to OpEx and the positive impact of ongoing OpEx program measures and lower litigation costs. This was partially offset by strategic hiring and one-time effects in compensation to comply with regulatory requirements and pension changes.

Income before income taxes was € 1.0 billion in 2014, an increase of € 245 million compared to 2013. Slightly lower revenue performance was more than offset by decreased provision for credit losses and noninterest expenses.

Invested assets in Deutsche AWM were € 1.0 trillion as of December 31, 2014, an increase of € 116 billion, or 13 %, versus December 31, 2013, mainly driven by foreign currency movements of € 50 billion, market appreciation of € 43 billion and inflows of € 40 billion.

2013

In 2013, Deutsche AWM benefited from the increase in equity and bond markets. In addition, Deutsche AWMs initiative to improve its operating platform delivered cost efficiencies.

In Deutsche AWM net revenues for full year 2013 were € 4.7 billion, an increase of € 263 million, or 6 %, compared to 2012.

Management Fees and other recurring revenues increased by € 158 million, or 7 %, due to an increase of the average assets under management for the year following positive market conditions as well as margin improvements arising from a favorable shift in product mix from growth in Alternatives and private clients. Mark-to-market movements on policyholder positions in Abbey Life increased by € 74 million, or 18 % versus 2012, largely offset in noninterest expenses. Net interest revenues increased by € 83 million, or 17 %, due to strong growth in lending revenues for securitized loans and commercial mortgages. Performance and transaction fees and other non recurring revenues were up € 19 million, or 2 %, driven by higher performance fees across Alternatives and actively managed funds. Other product revenues decreased compared to 2012 by € 70 million, or 19 % mainly due to a gain on the sale of the Value Retail business in the prior year.

Provision for credit losses increased by € 5 million compared to 2012 mainly resulting from a specific client lending provision in Switzerland.

Noninterest expenses were down € 370 million, or 9 %, compared to 2012 mainly due to headcount reductions related to OpEx in 2013 as well as Scudder and IT related impairments in 2012, partly offset by the aforementioned effect related to Abbey Life.

Income before income taxes was € 782 million in 2013, an increase of € 628 million compared to 2012. This reflects a solid revenue performance, impairments taken in 2012 as well as our progress made on OpEx in 2013.

Invested assets in Deutsche AWM were € 923 billion as of December 31,2013, an increase of € 3 billion versus December 31, 2012, mainly driven by market appreciation of € 40 billion, partly offset by foreign currency effects, outflows and other movements. Net outflows were primarily driven by low-margin institutional clients partially offset by € 11 billion inflows from private clients.

Non-Core Operations Unit Corporate Division

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net revenues	**211**	964	1,427	(753)	(78)	(463)	(32)
thereof:							
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(573)	245	650	(818)	N/M	(405)	(62)
Provision for credit losses	**259**	818	634	(559)	(68)	185	29
Total noninterest expenses	**2,804**	3,550	3,697	(746)	(21)	(147)	(4)
thereof							
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Restructuring activities	4	25	12	(20)	(83)	13	104
Impairment of intangible assets	194	0	421	194	N/M	(421)	N/M
Noncontrolling interests	**(2)**	(3)	31	1	(24)	(34)	N/M
Income (loss) before income taxes	**(2,851)**	(3,402)	(2,935)	551	(16)	(467)	16
Cost/income ratio	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Assets[1]	38,853	63,810	113,247	(24,957)	(39)	(49,437)	(44)
Risk-weighted assets[2]	58,538	52,443	84,743	N/M	N/M	(32,300)	(38)
Average active equity[3]	7,649	10,296	12,440	(2,647)	(26)	(2,143)	(17)
Pre-tax return on average active equity	(37 %)	(33) %	(24) %	N/M	(4) ppt	N/M	(9) ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2014

During 2014, NCOU continued to execute its de-risking strategy with specific focus on the disposal of operating assets previously held in the former Corporate Investments division. Sales completed in 2014 included BHF-BANK and The Cosmopolitan of Las Vegas. These were supplemented by the further winding down of legacy banking assets, such as the early termination of some of the credit derivative protection currently in the mono-line portfolio together with the sale of underlying bonds as well as a significant reduction in CRD IV exposure from the credit correlation portfolio. Asset de-risking in 2014 has delivered net gains of € 181 million.

Net revenues for the NCOU in the reporting period decreased by € 753 million, or 78 % to € 211 million. This reflects a lower level of portfolio revenues in line with the asset reductions achieved and lower de-risking gains partially offset by lower valuation adjustments in the period. In 2014 specific items included € 314 million of accumulated mark-to-market loss on a swap transaction relating to the restructuring of the debt financing of Maher Terminals which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income and a € 151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector. Net revenues in 2013 included a € 183 million loss related to the sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA) and mortgage repurchase costs of € 122 million.

Provisions for credit losses decreased by € 559 million, or 68 %, in comparison to 2013, driven by a decrease in provisions for credit losses in IAS 39 reclassified and commercial real estate assets.

Noninterest expenses decreased by € 746 million, or 21 % in comparison to 2013, predominately due to lower litigation-related expenses. Direct costs have also decreased by € 327 million, or 21 % driven by the sale of BHF-BANK in the year as well as other de-risking measures. This was offset by a specific impairment charge of € 194 million taken against our investment in Maher Terminals in the current period.

The loss before income taxes was € 2.9 billion, a decrease of € 551 million compared to the prior year. Lower revenues and lower credit losses reflect the progress of de-risking, while noninterest expenses were lower but continued to be impacted by the timing and nature of specific items.

2013

Net revenues decreased by € 463 million, or 32 %, compared to 2012 driven by the reduction in portfolio revenues which have fallen in line with asset levels. In 2013 specific items included € 183 million loss related to the expected sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA), mortgage repurchase costs of € 122 million and the impact from various impairments which were partially offset by an increase in net de-risking gains generated in the period. Net revenues in 2012 included negative effects related to an impairment of € 257 million to our previously held exposure in Actavis Group, refinements of the CVA methodology of € 203 million and mortgage repurchase costs of € 233 million.

Provision for credit losses increased by € 185 million, or 29 % in comparison to 2012, mainly due to specific credit events seen across portfolios including in exposures to European Commercial Real Estate.

Noninterest expenses decreased by € 147 million compared to 2012. The movement includes higher litigation related costs offset by the non-recurrence of the impairment of intangible assets of € 421 million reported in the prior year.

The loss before income taxes was € 3.4 billion, an increase of € 467 million compared to the prior year. Lower net revenues were the main driver, but each period was impacted by the timing and nature of specific items.

Consolidation & Adjustments

in € m. (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013 in € m.	2014 increase (decrease) from 2013 in %	2013 increase (decrease) from 2012 in € m.	2013 increase (decrease) from 2012 in %
Net revenues[1]	(497)	(929)	(975)	432	(47)	46	(5)
Provision for credit losses	1	0	0	0	38	0	N/M
Total noninterest expenses	389	830	582	(440)	(53)	247	42
Noncontrolling interests	(28)	(15)	(65)	(13)	82	49	(76)
Income (loss) before income taxes	**(859)**	(1,744)	(1,493)	885	(51)	(251)	17
Assets[2]	10,474	10,371	11,576	102	1	(1,205)	(10)
Risk-weighted assets[3]	20,437	10,832	16,133	N/M	N/M	(5,300)	(33)
Average active equity[4]	2,037	0	0	2,037	N/M	0	N/M

N/M – Not meaningful

[1] Net interest income and noninterest income.

[2] Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.

[3] Risk weighted assets are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014. Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group's pension schemes. The decrease of risk-weighted assets in 2013 was primarily driven by the de-risking initiatives in our pension assets.

[4] Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in Note 4 "Business Segments and Related Information".

2014

In 2014, C&A net revenues of negative € 497 million included negative € 336 million related to spreads for capital instruments and a € 66 million loss from a FVA on internal uncollateralized derivatives between Treasury and CB&S; the aforementioned items amounted in 2013 negative € 330 million in spreads for capital instruments and negative € 276 million from FVA due to its first time inclusion in that year. Revenues in 2014 also reflected negative € 172 million in valuation and timing differences compared to negative € 249 million in 2013 as volatility in USD/EUR cross-currency basis spreads was down and effect from own credit spread decreased.

Noninterest expenses of € 389 million declined by 53 % compared to prior year mainly due to a € 528 million non-recurring major litigation charge in 2013. Noninterest expenses also included € 342 million in charges related to bank levies compared to € 197 million in 2013.

Noncontrolling interests were € 28 million in 2014, mainly due to a Structured Finance transaction compared to € 15 million in 2013 primarily due to Postbank; these noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&A.

Loss before income taxes at € 859 million compared to a loss of € 1.7 billion in 2013. The result was primarily driven by the non-recurrence of major litigation items partly offset by higher bank levies.

2013

In 2013, C&A net revenues of negative € 929 million included negative € 330 million related to spreads for capital instruments and a € 276 million loss due to the first time inclusion of a FVA on internal uncollateralized derivatives between Treasury and CB&S. Also included were timing differences of negative € 249 million related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These effects will reverse over the life time of the positions. Compared to 2012, these effects were significantly less negative primarily reflecting decreased EUR/USD basis risk movements and amortization back through P&L of prior years' losses.

Noninterest expenses of € 830 million were up 42 % compared to prior year mainly due to litigation related charges, including € 528 million related to settlement with Kirch Group. Partly offsetting was a correction of historical internal cost allocation in 2013. Noninterest expenses in 2013 also included bank levy-related charges of € 197 million.

The decrease in noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A, was mainly due to Postbank.

Loss before income taxes was € 1.7 billion in 2013, compared to € 1.5 billion in 2012. The increase was primarily driven by the settlement with Kirch Group and the aforementioned loss due to the first time inclusion of a FVA. Partly offsetting were lower negative effects from valuation and timing differences and lower noninterest expenses.

Financial Position

in € m.	Dec 31, 2014	Dec 31, 2013	2014 increase (decrease) from 2013 in € m.	in %
Cash and due from banks	20,055	17,155	2,900	17
Interest-earning deposits with banks	63,518	77,984	(14,466)	(19)
Central bank funds sold, securities purchased under resale agreements and securities borrowed	43,630	48,233	(4,603)	(10)
Trading assets	195,681	210,070	(14,389)	(7)
Positive market values from derivative financial instruments	629,958	504,590	125,368	25
Financial assets designated at fair value through profit or loss	117,285	184,597	(67,311)	(36)
thereof:				
Securities purchased under resale agreements	60,473	116,764	(56,291)	(48)
Securities borrowed	20,404	32,485	(12,082)	(37)
Loans	405,612	376,582	29,030	8
Brokerage and securities related receivables	115,054	83,185	31,869	38
Remaining assets	117,910	109,004	8,905	8
Total assets	**1,708,703**	1,611,400	97,303	6
Deposits	532,931	527,750	5,181	1
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	13,226	15,685	(2,459)	(16)
Trading liabilities	41,843	55,804	(13,961)	(25)
Negative market values from derivative financial instruments	610,202	483,428	126,774	26
Financial liabilities designated at fair value through profit or loss	37,131	90,104	(52,973)	(59)
thereof:				
Securities sold under repurchase agreements	21,053	73,642	(52,590)	(71)
Securities loaned	1,189	1,249	(60)	(5)
Other short-term borrowings	42,931	59,767	(16,836)	(28)
Long-term debt	144,837	133,082	11,755	9
Brokerage and securities related payables	143,210	118,992	24,219	20
Remaining liabilities	69,170	71,822	(2,653)	(4)
Total liabilities	**1,635,481**	1,556,434	79,047	5
Total equity	**73,223**	54,966	18,257	33

Movements in Assets

The overall increase of € 97 billion (or 6 %) as of December 31, 2014, compared to December 31, 2013 was primarily driven by a € 125 billion increase in positive market values from derivative financial instruments during the period, primarily related to interest rate and foreign exchange products in the fourth quarter, despite significant activity in trade restructuring and novation to reduce exposure.

The overall balance sheet movements include an increase of € 91 billion due to foreign exchange rate movements, in particular related to the significant strengthening of the US dollar versus the euro, which accounted for € 79 billion of the increase, primarily during the second half of the year.

Brokerage and securities related receivables contributed € 32 billion to the overall growth, mainly resulting from higher collateral requirements corresponding to the increase in negative market values from derivative financial instruments.

Loans increased by € 29 billion, with exposure increases in CB&S, Deutsche AWM and GTB partly being offset by managed reductions in our NCOU.

Financial assets available for sale (reported as part of remaining assets) increased by € 16 billion driven mainly by a € 12 billion increase in highly liquid securities held in the Group's Strategic Liquidity reserve. These increases are the result of the ongoing optimization of our liquidity reserves.

These increases were partially offset by a € 73 billion decrease in central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, mainly driven by reductions in our secured financing provided to clients, a decrease in securities borrowing for shorts coverage corresponding to the reduction of short positions as well as a result of the adoption of IAS 32 R in 2014, allowing for the offsetting of financial assets and financial liabilities for bilateral reverse repos and repos under certain conditions.

Trading assets decreased by € 14 billion, primarily driven by debt securities, slightly being offset by an increase in equity securities.

Interest-earning deposits with banks decreased in the same period by € 14 billion, partially being offset by an increase of € 3 billion in cash and due from banks, primarily as a consequence of managed reductions in wholesale deposits.

Movements in Liabilities

As of December 31, 2014, total liabilities increased by € 79 billion (or 5 %) compared to year-end 2013.

Negative market values from derivative financial instruments increased by € 127 billion and brokerage and securities related payables were up by € 24 billion compared to December 31, 2013, primarily due to the same reasons that drove the movements in positive market values from derivative financial instruments and brokerage and securities related receivables outlined above.

Long-term debt increased by € 12 billion, primarily from higher funding activities which exceeded the amount of debt that matured during the year.

Deposits were up by € 5 billion, with increases in our funding through transaction banking and retail partly being offset by lower volumes from unsecured wholesale funding.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have decreased by € 55 billion in total, mainly driven by reductions in our secured financing provided to clients and as a result of the adoption of IAS 32 R in 2014, allowing for the offsetting of financial assets and financial liabilities for bilateral reverse repos and repos under certain conditions.

Other short-term borrowings were down by € 17 billion, primarily due to lower issuances in CB&S and, to a lesser extent, in GTB.

Trading liabilities decreased by € 14 billion, primarily driven by debt securities, slightly offset by an increase in equity securities.

Similar to total assets, the overall increase in liabilities also reflects the impact of foreign exchange rate movements during the year.

Liquidity

Liquidity reserves amounted to € 184 billion as of December 31, 2014 (compared to € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of December 31, 2014 (under the combined scenario).

Equity

Total equity as of December 31, 2014 increased by € 18.3 billion compared to December 31, 2013. The main factors contributing to this development were a capital increase of € 8.5 billion from the issuance of 359,8 million new common shares in June 2014 and the issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 4.7 billion on May 20 and on November 19, 2014. Further contributing to the increase were net income attributable to Deutsche Bank shareholders of € 1.7 billion, positive effects from exchange rate changes of € 2.9 billion (especially in the U.S. dollar), unrealized net gains on financial assets available for sale of € 1.4 billion, which mainly resulted from improved market prices of debt securities from European issuers. Partly offsetting were cash dividends paid to Deutsche Bank shareholders of € 765 million.

Regulatory Capital

The calculations of the regulatory capital numbers and ratios presented in this report include year-end profits after the deduction of a dividend payment of € 0.75 per share proposed by the Management Board to the Supervisory Board and the Annual General Meeting. For further details we refer to our paragraph "Treatment of year-end profits for the solvency report" in the section "Risk Report – Regulatory Capital".

The calculation of our regulatory capital as of December 31, 2013 is based on the "Basel 2.5" framework. Starting January 1, 2014, the calculation of our regulatory capital, risk-weighted assets and capital ratios incorporates the capital requirements following the Capital Requirements Regulation (CRR) and Capital Requirements Directive 4 (CRD 4), published on June 27, 2013 including certain transitional rules. Therefore when referring to the results according to the transitional rules that are currently applicable to us, we use the term "CRR/CRD 4". When referring to the results according to the full application of the final framework we use the term "fully loaded CRR/CRD 4".

Our Tier 1 capital according to CRR/CRD 4 as of December 31, 2014 was € 63.9 billion resulting in a CRR/CRD 4 Tier 1 capital ratio of 16.1 %. As of December 31, 2013, our Tier 1 capital according to Basel 2.5 was € 50.7 billion, resulting in a Basel 2.5 Tier 1 capital ratio of 16.9 %. Our Common Equity Tier 1 (CET 1, referred to as Core Tier 1 under Basel 2.5) capital according to CRR/CRD 4 was € 60.1 billion, resulting in a CRR/CRD 4 CET 1 capital ratio of 15.2 % as of December 31, 2014. At the end of 2013 our CET 1 capital was € 38.5 billion according to Basel 2.5, resulting in a Basel 2.5 CET 1 capital ratio of 12.8 %.

The implementation of the new capital requirements under CRR/CRD 4 has led to a negative first-day application effect of € 1.5 billion in our Tier 1 capital. The decrease was driven by the derecognition of our legacy Hybrid Tier 1 capital instruments that will no longer qualify as Tier 1 capital under the full application of CRR/CRD 4 and that exceeded the maximum recognizable amount ('cap') of AT1 instruments subject to phase-out arrangements by € 2.2 billion. The decline in our Tier 1 capital also resulted from deductions of € 1.5 billion that were phased in with 20 % in 2014, mainly relating to deductions of deferred tax assets and defined benefit pension assets. The decrease was partially offset by positive first-day application effects from securitization positions of € 0.9 billion where we have opted for a risk weight of 1,250 % instead of deduction treatment. A further positive effect resulted from significant investments in financial and insurance entities of € 1.2 billion which benefited from the deduction exemption for amounts below 15 % of the relevant CET 1 capital and were instead risk-weighted at 250 %.

We further had an increase in our Tier 1 capital resulting mainly from a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion and the issuance of CRR/CRD 4 compliant Additional Tier 1 Notes (the "AT1 Notes"), executed in two transactions, with an eligible amount of € 4.6 billion. Our net income attributable to Deutsche Bank shareholders of € 1.7 billion, after deduction of our accrual for dividend and AT1 coupons of € 1.2 billion, also contributed to the increase. We further saw positive impacts from foreign exchange movements on our Tier 1 capital of € 1.5 billion.

Our fully loaded CRR/CRD 4 Tier 1 capital as of December 31, 2014 was € 50.7 billion resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 12.9 %. Our fully loaded CRR/CRD 4 Common Equity Tier 1 capital was € 46.1 billion, resulting in a fully loaded CRR/CRD 4 Common Equity Tier 1 capital ratio of 11.7 % as of December 31, 2014.

As of December 31, 2014 our fully loaded CRR/CRD 4 Tier 1 capital was € 13.2 billion lower compared to our CRR/CRD 4 Tier 1 capital due to the derecognition of our legacy Hybrid Tier 1 capital instruments of € 10.0 billion as well as the full consideration of certain CET 1 deductions of in total € 3.6 billion, mainly relating to deferred tax assets and defined benefit pension fund assets, that were deducted from AT1 capital according to the transitional rules.

Risk-weighted assets (RWA) according to CRR/CRD 4 were € 397 billion as of December 31, 2014, compared with € 300 billion at the end of 2013 according to Basel 2.5 rules. RWA for credit risk increased by € 42 billion largely reflecting the impact from the CRR/CRD 4 framework, the impact from foreign exchange movements mainly during the second half of the year as well as from model updates. This was partly offset by further de-risking efforts and asset sales. The new calculation of RWA for the CVA according to the CRR/CRD 4 framework contributed € 21 billion to the overall increase. The RWA increase of € 17 billion for market risk was primarily driven by the inclusion of former capital deduction items for higher risk securitization positions into the RWA calculation according to the CRR/CRD 4 framework, partly offset by movement in risk levels. Operational Risk RWA were € 16 billion higher mainly caused by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter of 2014 as well as by effects from the model change related to reasonably possible litigation losses.

Risk-weighted assets according to CRR/CRD 4 fully-loaded were € 394 billion as of December 31, 2014. In addition to the above mentioned movements we had a RWA decrease of € 3 billion mainly driven by pension fund relief.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

As of December 31, 2014 and December 31, 2013 the carrying value of reclassified assets was € 7.4 billion and € 8.6 billion, respectively, compared with a fair value of € 7.4 billion and € 8.2 billion as of December 31, 2014 and December 31, 2013, respectively. These assets are held in the NCOU.

Please refer to Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'" for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (i.e., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated Credit Valuation Adjustments ("CVA") that we have recorded against the exposures. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monoline CVA methodology is reviewed on a quarterly basis by management; since the second quarter of 2011 market based spreads have been used more extensively in the CVA assessment.

The ratings in the tables below are the lowest of Standard & Poor's, Moody's or our own internal credit ratings.

Monoline exposure related to U.S. residential mortgages

	Dec 31, 2014				Dec 31, 2013			
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
Other subprime	95	30	(7)	23	94	29	(5)	23
Alt-A	1,405	423	(61)	361	2,256	768	(105)	663
Total AA Monolines	**1,500**	**452**	**(68)**	**384**	2,350	797	(110)	686

Other Monoline exposure

	Dec 31, 2014				Dec 31, 2013			
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
TPS-CLO	1,269	254	(43)	210	1,512	298	(41)	257
CMBS	712	(2)	0	(2)	1,030	(3)	0	(3)
Corporate single name/Corporate CDO	0	0	0	0	0	0	0	0
Student loans	322	44	(9)	35	285	0	0	0
Other	506	72	(14)	59	511	69	(7)	62
Total AA Monolines	**2,810**	**368**	**(66)**	**302**	3,338	364	(48)	316
Non investment-grade Monolines:								
TPS-CLO	329	77	(16)	61	353	67	(8)	58
CMBS	1,476	(2)	0	(2)	1,444	7	0	6
Corporate single name/Corporate CDO	28	5	0	5	0	0	0	0
Student loans	679	66	(9)	57	604	116	(11)	105
Other	774	136	(50)	86	827	90	(31)	60
Total Non investment-grade Monolines	**3,285**	**282**	**(75)**	**207**	3,228	280	(50)	229
Total	**6,095**	**650**	**(141)**	**509**	6,566	644	(98)	545

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2014 and December 31, 2013, the exposure on wrapped bonds related to U.S. residential mortgages was € nil and € nil, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 22 million and € 15 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

The total Credit Valuation Adjustment held against monoline insurers as of December 31, 2014 was € 209 million. There has been no change in the overall monoline CVA reserve versus December 31, 2013, as the impact of reduced exposure has been offset by the movement in monoline credit spreads during the period.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report.

Long-term Credit Ratings

Industry-wide regulatory developments dominated the actions of rating agencies in 2014.

In March and April 2014, Fitch Ratings and Standard & Poor's revised the outlook of their long-term ratings on Deutsche Bank from "stable" to "negative" as part of their industry-wide reviews of assumptions of government support in the European banking sector. Both agencies were responding to the ongoing developments of the European Union's Bank Recovery and Resolution Directive, which aims to further safeguard the stability of the financial services industry. A major objective of this Directive, for example, is to shift the burden of losses away from taxpayers to shareholders and creditors.

In July 2014, Moody's lowered Deutsche Bank's long-term, standalone and short-term ratings by one notch, to A3, baa3 and P-2, respectively. The outlook on Deutsche Bank's standalone rating is now stable, while the outlook on the long-term rating remains negative. Similar to Standard & Poor's and Fitch Ratings, Moody's negative outlook reflects its view of a trend towards generally lower systemic support for European Union banks.

On February 3, 2015 Standard & Poor's placed Deutsche Bank's long-term rating on 'Credit-Watch Negative' as part of its review of the German, Austrian and UK banks to reflect the implementation of bail-in rules into legislation in these three countries as of 1 January 2015. The rating agency expects to resolve the Credit Watch placement by early May 2015.

	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Moody's Investors Service, New York[1]	A3	A2	A2
Standard & Poor's, New York[2]	A	A	A+
Fitch Ratings, New York[3]	A+	A+	A+

1 Moody's defines A-rated obligations as upper-medium grade obligations which are subject to low credit risk. The numerical modifier 2 indicates a ranking in the middle of the A category. The numerical modifier 3 indicates a ranking at the lower end of the A category.
2 Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
3 Fitch Ratings defines it's A rating as high credit quality. Fitch Ratings uses the A rating to denote expectations of low default risk. According to Fitch Ratings, A ratings indicate a strong capacity for payment of financial commitments. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than higher ratings. The plus indicates a ranking in the higher end of the A category.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2014.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations[1]	164,450	28,776	50,678	32,755	52,241
Trust preferred securities[1]	12,270	5,579	2,202	4,238	251
Long-term financial liabilities designated at fair value through profit or loss[2]	10,535	1,965	3,737	1,147	3,686
Finance lease obligations	114	6	13	11	84
Operating lease obligations	5,103	778	1,322	1,047	1,955
Purchase obligations	1,920	528	810	285	298
Long-term deposits[1]	26,336	0	8,980	4,863	12,492
Other long-term liabilities	5,063	918	986	557	2,602
Total	**225,790**	38,550	68,726	44,904	73,610

[1] Includes interest payments.
[2] Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 171 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 24 “Leases”, Note 28 “Deposits” and Note 32 “Long-Term Debt and Trust Preferred Securities”.

Events after the Reporting Period

All significant adjusting events that occurred after the reporting date were recognized in our results of operations, financial position and net assets.

Outlook

The Global Economy

In 2015, we expect global economic growth to remain unchanged at 3.4 %, which is below the pre-crisis trend growth rate. Global inflation is likely to decelerate to 3.2 % due to the weak trend in commodity prices and the ongoing capacity underutilization.

We anticipate that growth in the industrialized countries will accelerate sharply to 2.3 % with a muted rise of 0.4 % in consumer prices in 2015. Growth in the emerging market countries is expected to decrease to 4.3 % with inflation projected at 5.3 %.

In the eurozone, we predict a moderate rise of 1.3 % in GDP in 2015, supported by the upturn of the global economy, an easing of lending conditions, far lower oil prices and a weaker euro. The continuing geopolitical risks, in particular the Ukraine crisis, and the need to reduce private sector debt levels are likely to have a dampening effect. The moderate growth will probably not be sufficient for an improvement on the job market, and unemployment is expected to persist at an elevated level. We expect consumer prices to decrease by 0.3 % in 2015 due to the weak trend in commodity prices and the capacity underutilization. The extremely expansionary monetary policy of the European Central Bank (ECB) will support the economy with the help of its unconventional monetary policy tools. Starting in March 2015, the ECB will increase its asset purchases to € 60 billion monthly and will add the purchases of bonds issued by euro area central governments, agencies and European institutions to the covered bonds and asset-backed securities purchases. Political uncertainty will remain elevated in the course of 2015 due to the decisive victory of Syriza in the elections in Greece and due to eurosceptic parties likely gaining a larger share of votes in the election in Finland, Portugal and Spain. We predict that the German economy will grow by 2.0 % mainly driven by domestic demand. This is above the eurozone average.

In the U.S., we anticipate above-trend growth of 3.4 % in 2015. The U.S. is therefore likely to be the main growth driver among the industrialized countries. As a result of weak commodity prices and only moderate wage pressure, consumer prices will probably rise by just 0.6 % in 2015. The strong economic growth will be fuelled by the continued upturn on the job market and increased housing-related expenditure. Since households are in good financial shape, this together with the sharp fall in energy costs is likely to stimulate stronger consumption. The Federal Reserve's monetary policy should provide further stimulus for the U.S. economy. We anticipate that key interest rates will rise in the second half of the year, reaching 1.0 % by the end of 2015. However, real interest rates are likely to remain negative on an annual average.

The Japanese economy is expected to expand by 0.7 % in 2015. Fiscal measures and an extremely expansionary monetary policy are likely to provide further stimulus for growth. Inflation is expected to fall to 0.9 % as the effects of the rise in sales tax ease off and given the weak commodity prices.

We anticipate a decrease in growth in the emerging market countries across all major regions in 2015. Growth of economic activity in Asia (excluding Japan) is expected to decrease slightly to 6.4 % with inflation at 2.9 %. In China, we expect growth to slow to 7.0 % in 2015 with inflation at 1.8 %, primarily as a result of the cooling of the real estate market. A more expansionary monetary and fiscal policy should lead to a moderate rise in growth in the second half of the year. In India, we expect growth to accelerate to 7.5 % in 2015 as investments pick up and consumption increases. Consumer prices are likely to rise by 5.3 %.

In the emerging market economies of Eastern Europe, the Middle East and Africa, we anticipate that growth will slow to 0.6 % in 2015, with consumer prices increasing by 7.5 %. The weak oil price will put pressure on the oil producing countries, with the Russian economy, especially, feeling the effects. We anticipate that Russia will slide into a recession with its economy contracting by 5.2 %. In particular, the sanctions imposed in response to the Ukraine crisis will have a dampening effect. We expect inflation in Russia to be at 13.3 %.

Growth in Latin America is likely to decelerate to 0.7 % in 2015, curbed by restrictions on the supply side and weak commodity prices. Consumer prices are projected to rise by 12.4 %. The Brazilian economy is expected to shrink by 0.7 % in 2015, with consumer prices rising by 7.3 %.

Risks for our forecast include the impending turnaround in U.S. monetary policy, which could prove bumpy and lead to a far greater rise in bond-market rates than we have assumed. This would have a negative impact on the financial markets and could create problems especially for the emerging economies. In Europe, the absence of consensus within the Governing Council of the ECB, the lack of fiscal consolidation and delays in implementing structural reforms as well as increasing support for eurosceptic parties could potentially have a substantial impact on our forecasts. Our outlook for developments in the emerging market countries is subject to three main risks. Demand from the industrialized countries could prove weaker than anticipated, the crisis in the Ukraine could intensify, and China's attempt to cool its economy could lead to a hard landing.

The Banking Industry

The banking industry in Europe may return to moderate revenue growth in 2015. The long period of contraction in corporate lending volumes is likely to end while lending to households should increase somewhat. The deposit business may continue to face significant pressure from extremely low interest rates. Loan loss provisions could continue to normalize; on the cost side, however, banks face new increases due to necessary investments in digital platforms, modern branch networks and stronger internal control functions.

Banks' revenues could prove relatively stable in the U.S. Here too, any increase in net interest income driven by higher lending volumes is likely to be partially offset by lower interest margins. The struggling deposit business could benefit from the expected interest rate turnaround. On the other hand, there are many signs for a trend reversal and, hence, a return to higher loan loss provisions, rising from an extremely low level.

In global investment banking, a moderate recovery seems possible overall, led by the equity and some debt capital markets segments on the back of an improving macro economy and higher volatility. However, the outlook for some higher-margin segments such as securitization, high-yield bonds and emerging markets is rather negative due, among other things, to the collapse in commodities prices. The outlook for M&A advisory is mostly favourable.

Asset management could benefit from stronger economic growth in Europe and the U.S. in 2015 as well as continued high valuations on the capital markets. In both regions, the performance of the securities markets will, in all likelihood, continue to depend largely on central bank policies and may be subject to substantial volatility. A turnaround in the Federal Reserve's interest rate policy should lead to a moderate rise in bond market yields.

As for regulatory and supervisory changes, the focus in Europe will be on fully establishing the single supervisory mechanism and the gradual implementation of rules for the orderly recovery and resolution of failed banks as well as the implementation of the Basel 3 liquidity coverage ratio (LCR). Another key issue will be the various bank levies and contributions towards resolution and deposit insurance funds. Decisions will probably be made on the so-called bank structure reform and the financial transaction tax. Finally, proposals for the creation of a European Capital Markets Union may become more specific. In the U.S., the system of mortgage financing or the repo market could see reform. Globally, the debate on the introduction of new requirements on Total Loss-Absorbing Capacity (TLAC) and the nominal leverage ratio will be of great importance. European and U.S. banks alike will therefore probably increase their capital ratios further. Litigation- and enforcement-related charges are expected to remain a significant issue.

The Deutsche Bank Group

In 2012, Strategy 2015+ was introduced to enable Deutsche Bank to become a better balanced, leaner and more robust and stable organisation. Five levers were identified as key in order to achieve this vision, these levers are: Clients, Competencies, Capital, Cost and Culture. Additionally, several financial targets were also announced by the Group to highlight the financial objectives of Strategy 2015+.

As challenges in the macroeconomic and market conditions and the regulatory environment were greater than expected in 2012, we announced, in May 2014, a series of measures to build up our capital strength, enhance our competitiveness and invest in our client franchises. These measures included capital issuance to improve our capital base and to provide a buffer against future uncertainties. In this context we updated our Group and divisional financial aspirations.

The key assumptions for our updated aspirations in May 2014 include the implementation of regulatory frameworks (e.g. CRD 4, EBA guidance) based on our understanding of current rules and their likely impact on Deutsche Bank, global GDP growth stabilising to 2 % to 4 % p.a., a stable interest rate environment before 2016 and Central Bank intervention receding in the U.S.

We have made great strides in the implementation of our goals. We anticipate further challenges in our markets and regulatory environment but we remain focused on the execution of Strategy 2015+.

Our Management is currently undertaking a full strategic review of the Group. Deutsche Bank will continue to work towards the existing targets of Strategy 2015+ until revised strategic goals are fully embedded. We have presented our Outlook based on existing targets and continued progress under Strategy 2015+.

Key Performance Indicators

Group Key Performance Indicators	Status end of 2014	Target for 2015	Target for 2016
Post-tax return on average active equity[1]	(adjusted) 7.1 % (reported) 2.7 %	~ (adjusted) 12 %	~ (reported) 12 %
Cost/income ratio[2]	(adjusted) 74.4 % (reported) 86.7 %	~ (adjusted) 65 %	~ (reported) 65 %
Cost savings[3]	€ 3.3 bn per annum	€ 4.5 bn per annum	
Costs to achieve savings[4]	€ 2.9 bn	€ 4 bn	
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[5]	11.7 %	Greater than 10 %	Greater than 10 %
Fully loaded CRR/CRD 4 Leverage Ratio[6]	3.5 %	~ 3.5 %	~ 3.5 %

1 Based on Net Income attributable to Deutsche Bank shareholders; adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CRR/CRD 4 Credit Valuation Adjustment (CVA)/Debt Valuation Adjustment (DVA)/Funding Valuation Adjustment (FVA). Calculation is based on an adjusted tax rate of 34 % for the year ended December 31, 2014.
2 Reported Cost/income ratio based on total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income. Adjusted Cost/income ratio based on noninterest expenses, adjusted for litigation, CtA, impairment of goodwill and intangible assets, policyholder benefits and claims, other severances and other divisional specific cost one-offs; divided by reported revenues.
3 Cost savings (gross) resulting from the implementation of the OpEx program.
4 Costs to achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
5 The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
6 The fully loaded CRR/CRD 4 Leverage Ratio represents our calculation based on the revised CRR/CRD 4 following the delegate act as published on Jan 17, 2015. Further detail on the calculation of this ratio is provided in "Balance Sheet Management" of this report.

Cost management is a key driver in our strategy. Sustainable performance is about prioritising long-term success over short-term gain. This means investing in people and infrastructure to make us fit for the future. The Operational Excellence (OpEx) Program is transforming the franchise with more than 160 projects across the organisation. We have already invested € 2.9 billion to rationalise and standardise processes and to save time and resources. We expect the majority of the expenditures originally targeted for 2014 will be spent in 2015 in line with regulatory developments to deliver a stronger and more efficient platform. With € 3.3 billion of cost savings per annum recognized in 2014 we are currently ahead of our plan.

in € bn.	Targeted Investments	Targeted Incremental Savings
2012	0.6	0.4
2013	1.7	1.2
2014	1.5	1.3
2015	0.2	1.6
Total	4.0	4.5

We are still committed to achieve our Strategy 2015+ target of € 4.5 billion in annual cost savings. We will continue to focus on investing in technology, streamlining our organization and simplifying processes to ensure more efficient resource use.

In our May 2014 announcement, we targeted an adjusted cost-income ratio of approximately 65 %. Since that announcement regulatory induced projects as well as incremental headcount to strengthen control functions, and to comply with additional regulatory requirements, as well as increased ongoing charges such as bank levies, have resulted in cost spend beyond previous expectations. Additionally market challenges, especially the low interest rate environment, have continued and in some regions worsened in the period, impacting our revenue growth. Although we will strive to reach the cost-income ratio target we expect these regulatory and market environment headwinds to substantially challenge our achievements in 2015.

In 2014, our post-tax return on equity was impacted by various factors including the strengthening of our capital base. Our progress towards our revised target of an adjusted post-tax return on average active equity target of around 12 % will continue to be impacted by regulatory induced costs, additional bank levy charges, the ongoing challenging market conditions and volatile effective tax rates. We will continue to work towards our target but progress will be difficult with the current headwinds.

Capital management remains a key focus for the Bank. In 2014, we further reduced our risk weighted asset (RWA) position in line with Strategy 2015+ and we will continue to demonstrate a strict RWA discipline in 2015. We will carry on with our de-risking program, although the speed of de-risking is anticipated to slow as the NCOU portfolio decreases in size. Our CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (CET 1 ratio) at year end 2014 was 11.7 %, already exceeding our Strategy 2015+ target of greater than 10 % and we expect to remain in excess of the target in 2015. However we expect regulation to continue to develop. The European Banking Authority's Regulatory Technical Standards, such as Prudent Valuation, and the transition to a Single Supervisory Mechanism may have a significant impact on our capital positions in 2015.

We have reduced our leverage exposure already significantly. The issuance of new capital and the reduction of CRD 4 exposure helped us to strengthen our leverage ratio to 3.5 % by the end of 2014. We expect regulatory requirements to evolve in the coming year, as described above. Due to continued active CRD 4 exposure management we are nevertheless highly committed to achieve our fully loaded CRR/CRD 4 leverage ratio target of about 3.5 % by end of 2015.

Client's interests are at the centre of all our actions. Bank business will be changing fundamentally within the next few years and this transformation has already started. Social media, blogs and forums will offer relevant services, information and products to clients and hence will foster the redesign of customer relationships through digital technology and innovation. In addition, our businesses will be working more closely and intensively together to deliver 'One Bank' to our clients as cooperation is key to achieving our vision to be truly global.

We continue to focus on cultural change, embedding our values and beliefs and improving our control environment. Our Three Lines of Defense program has been launched to comprehensively analyse our internal control system and ensure the strengthening of our governance structures and control processes. We continue to promote diversity and partnership throughout the organization with the belief that both are integral to achieving our vision of being the leading client-centric global universal bank.

Opportunities

The core bank restructuring implemented under Strategy 2015+ has already had a significant impact on our performance and may help to create future opportunities for growth. The ongoing improvements to our systems, processes and controls could create greater efficiencies and enable us to be more nimble in light of new opportunities. In addition, we continue to de-risk non-core assets and our capital position has been strengthened, which could enhance our stability in uncertain markets and have a positive impact on the size of our business. The withdrawal of key competitors from the market and greater transparency in the regulatory environment may also provide opportunities for growth.

Our outlook is based on various economic assumptions as described. These assumptions may improve beyond forecasted levels and could lead to increasing revenues that would only be partially offset by additional cost, thus improving both income before income taxes and cost-income ratio directly and subsequently improving regulatory measures such as CET 1 and leverage ratio.

Risks

The implementation of our strategic goals or the realization of the anticipated benefits might also be negatively impacted by certain economic factors such as the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions, increased competition for business and political instability, especially in Europe. New regulatory requirements may lead to increases in our cost base or restrict our operations. Several regulatory authorities have or are looking to introduce initiatives for structural change. As these governmental initiatives are subject to ongoing discussions, we cannot at this stage quantify any future impact. By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to continue being challenging.

Our Business Segments

As discussed above, the divisional targets under Strategy 2015+ were revised in May 2014 following greater than anticipated challenges in our markets and regulatory environment. We have provided detail below on the updated aspirations announced for the business segments and their expectations for 2015.

In 2015, the Group will change its methodology to allocate average active equity and certain revenue and cost items to the business segments, currently reported under Consolidation & Adjustments. This will result in the business segments attracting higher average active equity allocation compared to the prior approach and also additional charges, including bank levies, previously recorded in Consolidation & Adjustments, with CB&S affected most by the change.

Corporate Banking & Securities

For 2015, the investment banking industry is likely to see moderate growth supported by a better macroeconomic outlook and increased volatility. However, challenges will remain including ongoing regulatory pressure, continued pressure on resources and the potential impact of geo-political events.

We expect continued global growth in 2015 although differences in regional growth rates will result in increasing divergence in monetary policy. Core sovereign bond yields should rise moderately over the year, although even lower rates are possible in the near term. Despite a rally in 2014, equity levels are expected to remain high supported by higher earnings, stronger business confidence amid lower economic uncertainty, and relatively low global cash and bond yields.

We will continue to dynamically optimize the business, while executing on our cost, capital and leverage targets. Geographically, we will ensure that resources are appropriately allocated to market opportunities and to maximize profitability and returns.

In 2014, CB&S achieved an adjusted post-tax return on average active equity of 13 %. In 2015, we will face significant headwinds to achieve our financial target of an adjusted post-tax return on average active equity of 13 % to 15 %, partly due to the new divisional allocation approach discussed above. Moreover, regulatory driven expenditures, including a higher contribution to the Single Resolution Fund compared to prior levels of bank levies, will negatively impact post-tax return on average active equity for the division.

Ongoing risks and uncertainties include exposure of global macroeconomic growth to event risks, the potential impact of changes in U.S. monetary policy, ongoing regulatory developments, effects of further balance sheet de-leveraging, litigation- and enforcement-related charges, and progress on OpEx cost being offset by regulatory required spend and platform enhancements.

In Sales & Trading, we expect global fixed income revenues to grow slightly in 2015 versus 2014 levels, supported by increased volatility and client activity driven by increasing monetary policy divergence. Cash equities flow revenues should be supported in the medium term by global economic growth, especially in the U.S.

In Corporate Finance, we expect the 2015 fee pool to be slightly lower than 2014 levels which represented a post-crisis peak. While we expect M&A activity to be slightly higher than 2014, driven in part by large transactions announced in 2014, across markets products we anticipate lower activity driven by a higher interest rate environment in the U.S. dampening debt issuance levels and higher volatility reducing equity issuance levels.

Despite the challenging market conditions seen in recent years, and the continued uncertain outlook, through ongoing dynamic optimization of the portfolio and ongoing focus on resource efficiency, CB&S should be well positioned to face the potential challenges and opportunities the future environment may present.

Private & Business Clients

For Private & Business Clients (PBC) the overall macroeconomic outlook for the countries in which we operate is expected to remain on its moderate growth path in 2015. Nevertheless, the entire market environment is likely to continue to be challenging. The ongoing expansionary monetary policy in the Eurozone is not expected to realize relief from the low interest rate environment in the near term.

As a result of the low interest rate environment our deposit business may continue to face significant pressure. The development of investment product revenues is particularly dependent on movements in the European macroeconomic environment and the recovery of customer confidence in Germany. Further revisions in regulatory requirements may further affect our overall revenue-generation capacity. A failure to integrate Postbank's operations and to execute our OpEx program on a timely and efficient basis could have a material adverse effect on targeted efficiency gains.

We seek to realise opportunities by further strengthen our leadership in the German home market whilst extending our well-positioned advisory franchises in selected international markets. With regard to credit products, our aim is to grow our core German business by further expanding margins and volume growth, whilst maintaining strict risk discipline and carefully optimizing capital use. In terms of investment products, we aim to continue our growth path across all our businesses. Additionally, we will invest in selected digital offerings to expand our multi-channel offering. This digitization program is being rolled out in all our businesses. With our program to integrate PBC's operations, we are consolidating and advancing our joint services and IT platform to improve PBC's efficiency.

In Private & Commercial Banking, we will strengthen our market position by leveraging our integrated commercial banking coverage model for small and mid-sized corporate clients, a joint venture between PBC and GTB. We will continue to focus on low-risk mortgage business, developing our investment and insurance product business and will uphold our strict cost discipline.

In Advisory Banking International we are capitalizing on our advisory strength in Europe, and continue to make efficient use from our growth investments in key Asian countries.

Postbank will pursue its growth path in Germany whilst continuing to align business practices and will seek cost savings through organizational measures. The progress of integrating Postbank should enable PBC to achieve the targeted synergies. A new contract with Deutsche Post DHL will lead to notably reduced revenues in 2015 and a year over year decrease of Postbank's net revenues, this will partly be compensated by lower costs.

Our cost-to-achieve (CtA) for Postbank integration and other measures of our OpEx program are expected to be largely in line with our initial targets, however, they are still dependent on the milestones and progress of individual projects. While we expect decreasing spending for CtA in 2015 compared to 2014, our related cost reduction progress continues into 2015 and beyond.

In 2014, despite headwinds including significant, non-recurring charges regarding loan processing fees, PBC reported income before income taxes of € 1.3 billion. We continue to aim to achieve our ambitious aspiration of generating income before income taxes of about € 2.5 billion to € 3 billion in 2015. However, our performance is reliant on various factors including strategic initiatives such as realising synergies from the Postbank integration, ongoing market conditions and uncertainties in the regulatory environment.

Global Transaction Banking

Transaction banking will likely continue to be influenced by several critical factors, as it was in 2014. The relatively low interest rate levels, including negative interest rates in some key markets, are expected to remain with a potential recovery in certain markets, especially in the U.S., in the second half of the year. Global growth may accelerate in 2015 with the U.S. economy expected to return to its healthy recovery path. The eurozone should continue its modest recovery, while growth rates among emerging markets are expected to be diverging. Revenue pools in transaction banking are expected to see moderate growth with different dynamics among products. Volume growth is likely to be offset by continued pressure on margins as well as the before-mentioned ongoing low interest rate environment. Significantly more expansive and rigorous regulation, including potential structural changes, cost pressure as well as litigation will pose challenges to the overall banking industry.

The trends described above will continue to impact our Global Transaction Banking (GTB) business. The sustained momentum of profitable growth and client acquisition in the underlying business in recent years, together with high quality and innovative products, should leave us well-placed to cope with these challenges and grow our client base. Trade Finance should benefit from the global economic growth and the related foreign trade demand. Furthermore, the contraction in lending business is likely to end and the recently observed stabilization of margins may continue. Revenue pools in Securities Services are expected to grow steadily in 2015 and could, together with the trend to concentrate investment banking services, provide growth opportunities. For Cash Management, the increased level of global activities is a potential positive factor, while the expected continued low interest rate environment will limit growth. The business continues to focus on deepening its client relationships with complex Corporates and Institutional Clients as well as pushing further growth in certain emerging markets. The co-operation with other areas of the bank (including a strong relationship with CB&S sales) is being continually expanded to ensure a wider range of clients will benefit from our products and services. This also includes the aligned and integrated commercial banking coverage for small and mid-sized corporate clients in Germany established in September 2013 to strengthen the market position in the home market.

In the updated Strategy 2015+ we had planned to grow income before income taxes to a range from € 1.6 billion to € 1.8 billion by 2015. In 2014, GTB reported income before income taxes of € 1.2 billion. Overall, the strategy to expand the business remains a priority for Deutsche Bank and the related initiatives are expected to remain on track. The successful completion of the turn-around of the commercial banking activities in the Netherlands should contribute to GTB's target. However, we expect the highly competitive business environment to remain challenging and low interest rate levels to persist, which even turned negative in the second half of last year. Furthermore, the cost pressures will continue to pose a challenge for GTB including increased regulatory requirements, and charges related to the potential settlement of litigation-related cases. While the business will continue to work diligently towards the Strategy 2015+ aspiration, the targeted growth may prove to be challenging in the current business environment.

Deutsche Asset & Wealth Management

Continued global economic recovery is expected to bolster the asset and wealth management industry in 2015. While certain macroeconomic developments such as European sovereign debt issues, emerging market volatility, and the changing regulatory environment will continue to challenge the industry, our 2015 outlook is positive. We anticipate inflation in developed economies will remain low, U.S. interest rates will increase moderately, and expansionary monetary policies will fuel equity markets. In our view, these factors will favor large managers able to exploit scale and efficiency to provide clients with sophisticated investment solutions.

Deutsche AWM's 2015 strategic directives, supported by solid achievements in 2014, position us well to benefit from industry trends. Building on the progress made in 2014 in implementing core transformation projects, performance is projected to further improve this year driven by both efficiency gains and revenue enhancement. In 2014, Deutsche AWM recorded an income before income taxes of € 1 billion. In 2015, the division expects to show significant improvement against 2014 performance and to achieve our target of growth of income before income taxes to € 1.7 billion by year-end. We will strive to maintain the momentum of this growth by delivering high quality services to our clients and sustainable platform efficiencies.

Our geographic footprint strategy is to continue enhancing capabilities in select markets to further growth, particularly by leveraging Deutsche Bank Group's global reach. In particular, we remain focused on benefiting from emerging market growth, where wealth creation is rapidly increasing the demand for asset and wealth management services. Our focused strategy also entails selective business portfolio optimization in 2015.

In line with our goal of increasing the number of ultra-high-net-worth (UHNW) relationships by 50 % between 2012 and 2015, we will continue to expand our UHNW business globally over the coming year. This is an especially attractive opportunity, as UHNW is growing faster than other wealth segments. Our global coverage model and integrated client service teams are crucial for continued success serving these sophisticated clients. The Key Client Partners (KCP) desks, which provide access to cross asset class, cross-border investment opportunities and financing solutions, will further benefit our most sophisticated UHNW client relationships in 2015.

In 2015, we expect a further shift in investment preferences, with flows favoring alternatives (hedge funds, private equity, real estate, and commodities) for their consistent, risk-adjusted returns and passive products (ETFs) for their relatively low fees. As a result, we anticipate asset inflows in alternatives and passive products to outpace other asset classes in 2015. Another key trend we expect to continue, specifically in developed markets, is the increase in demand for retirement products, driven by demographic trends, and for outcome-oriented solutions.

The conversion in the passive business to physical replication exchange-traded funds (ETFs) will be completed in 2015 and solidify Deutsche AWM's position as one of Europe's largest direct replication ETF providers. We expect that these existing products and new launches in 2015 to be a growth driver of our assets under management. The success of the new physical ETFs offering will depend in part on sustained client demand for physical passive investments.

Increasing our collaboration with other divisions across Deutsche Bank Group remains a priority in 2015. We view these relationships as a significant opportunity; ongoing collaborations include PBC distributing DWS funds in Germany and CB&S assisting wealthy clients with their corporate financing requirements. Furthermore, we will continue to leverage the strengths of our active investment platform (i.e. in fixed income and dividend equity funds) to provide clients with attractive services.

In 2015, technology and operations improvements initiated in 2014 will be fully implemented, equipping Deutsche AWM with a state-of-the-art IT infrastructure to serve its wealth and asset management clients. For example, the successful roll out of our wealth platform will be used in 2015 to bring significant improvements in terms of efficiency and functionality. Modest incremental investment will be made for targeted platform improvements in 2015 as well. Overall, a broad set of initiatives comprise our strategy for geographic and operational footprint optimization. Financial performance in 2015 for Deutsche AWM will rely on successful delivery of these projects. Growing assets under management and improving return on new assets will also be critical to achieving our goals. To realize these targets, we will continue to leverage our integrated coverage model and expand our product offering.

Non-Core Operations Unit

The Non-Core Operations Unit (NCOU) is expected to further contribute to the Group's strategic targets including the deleveraging program. The strategy and mandate focus on accelerated de-risking and are aligned with the Bank's overall objectives. The aim is to reduce balance sheet size, free up capital and protect shareholder value by reducing risks from remaining assets and business activities.

This has translated into an emphasis on reducing capital demand to improve Deutsche Bank's capital ratios without diluting shareholders. Going forward, there will also be a strong focus on deleveraging the balance sheet as measured under CRR/CRD 4, thereby assisting the bank to meet its leverage ratio targets. Additional focus is on resolving high-profile contingent risks and non-bank assets as well as aligning the underlying cost base of the NCOU division with the de-risking progress.

Challenges remain for the successful execution of this strategy. The NCOU includes significant investments in individual companies and carries other assets that are no longer part of our core business. These investments and assets are exposed to changes in the economic environment and market conditions. Such changes may make the associated timeline for de-risking activity less certain and may also impact future results. In addition, the NCOU continues to incur the associated costs from expensive liabilities and for the use of DB Group platforms.

The pace of de-risking has slowed as the portfolio size has decreased. This has created a heightened sensitivity to volatility in risk weighted asset calculations, primarily in market and operational risk, and potentially impacting overall capital delivery in the near term. In addition to the uncertainty which arises from the NCOU de-risking strategy, we also expect that the litigation and enforcement environment will continue to be challenging.

Risk Report

Introduction

Disclosures in line with IFRS 7 and IAS 1, as well as IFRS 4

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and capital disclosures required by International Accounting Standard 1 (IAS 1) Presentation of Financial Statements, as well as qualitative and quantitative disclosures about insurance risks in line with the requirements of International Financial Reporting Standard 4 (IFRS 4) Insurance contracts. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a bracket in the margins throughout this Risk Report.

Disclosures according to Pillar 3 of the Basel 3 Capital Framework

The following Risk Report incorporates the Pillar 3 disclosures required by the global regulatory framework for capital and liquidity as established by the Basel Committee on Banking Supervision, also known as Basel 3 (formerly Basel 2 and Basel 2.5). This is implemented in the disclosure requirements as laid down in Part Eight of the "Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms" (Capital Requirements Regulation, or "CRR") and the "Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms" (Capital Requirements Directive 4, or "CRD 4"). Germany implemented these CRD 4 requirements into national law in Section 26a of the German Banking Act ("Kreditwesengesetz" or "KWG"). Per regulation it is not required to have Pillar 3 disclosures audited. As such certain Pillar 3 disclosures are labeled unaudited.

Throughout this risk report, the term "Basel 2.5" refers to the Capital Requirements Directives 2 and 3 as implemented into German law and in effect until December 31, 2013. Therefore, when referring to year-end 2013 we use the term "Basel 2.5". Starting January 1, 2014, the calculation of our regulatory capital, risk-weighted assets and capital ratios incorporates the capital requirements following CRR and CRD 4, including certain transitional rules. Therefore, when referring to the 2014 results, according to the transitional rules, we use the term "CRR/CRD 4", unless otherwise stated. When referring to results according to full application of the framework (without consideration of applicable transitional methodology) we use the term "CRR/CRD 4 fully loaded".

We have applied the Basel 3 capital framework for the majority of our risk exposures on the basis of internal models for measuring credit risk, market risk and operational risk, as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"). All Pillar 3 relevant disclosures are compiled based upon a set of internally defined principles and related processes as stipulated in our applicable risk disclosure policy.

The following table provides the location of the main Pillar 3 disclosure topics in this Risk Report.

Main Pillar 3 disclosures in our Financial Report

Pillar 3 disclosure topic	Where to find in our Financial Report
Introduction and Scope of Disclosure Requirements	"Introduction", "Scope of Regulatory Consolidation", "Additional Disclosure Requirements for Significant Subsidiaries"
Risk Management Objectives and Policies	"Risk Management Executive Summary", "Risk Management Principles", "Risk Assessment and Reporting", "Risk Inventory", "Balance Sheet Management", "Capital Management" and "Overall Risk Position"
Own Funds, Capital Requirements and Capital Buffers	"Regulatory Capital", "Capital Management", "Overall Risk Position" and additional information disclosed on our webpage
Exposure to Counterparty Credit Risk, Credit Risk Adjustments, Use of the IRB Approach to Credit Risk and Use of Credit Risk Mitigation Techniques	"Credit Risk", "Asset Quality", "Risk Assessment and Reporting", "Counterparty Credit Risk: Regulatory Assessment", "Overall Risk Position" and Note 1 "Significant Accounting Policies and Critical Accounting Estimates"
Unencumbered Assets	"Liquidity Risk"
Use of External Credit Assessment Institutions (ECAIs)	"Counterparty Credit Risk: Regulatory Assessment"
Exposure to Securitization Positions	"Securitization", Note 1 "Significant Accounting Policies and Critical Accounting Estimates" and Note 14 "Financial Instruments carried at Fair Value"
Exposures in Equities not included in the Trading Book	"Nontrading Market Risk" , "Equity Investments Held", "Regulatory Capital", Note 17 "Equity Methods Investments" and Note 46 "Shareholdings"
Exposure to Market Risk, Exposure to Interest Rate Risk on Positions not included in the Trading Book and Use of Internal Market Risk Models	"Trading Market Risk", "Nontrading Market Risk", "Accounting and Valuation of Equity Investments", "Regulatory Capital" and Note 1 "Significant Accounting Policies and Critical Accounting Estimates – Determination of Fair Value"
Operational Risk and Use of the Advanced Measurement Approaches to Operational Risk	"Operational Risk" and "Regulatory Capital"
Liquidity Risk	"Liquidity Risk"
Leverage	"Risk Management Executive Summary", "Risk Management Principles" and "Balance Sheet Management"
Indicators of Global Systemic Importance	Disclosed on our webpage

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force ("EDTF") was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we adhered to the disclosure recommendations in this Risk Report.

Basel 3 and CRR/CRD 4

In the European Union, the Basel 3 capital framework was implemented by the "Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms" (Capital Requirements Regulation, or "CRR") published on June 27, 2013, and the "Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms" (Capital Requirements Directive 4, or "CRD 4") published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. As a single "rulebook", the CRR is directly applicable to credit institutions and investment firms in the European Union. Thus, the need for implementation of national regulatory legislation was eliminated in many instances. As a result, the German Banking Act (KWG) and the German Solvency Regulation (SolvV) were amended to remove all regulations that were supplanted by the CRR. Regulatory capital requirements, the assessment of counterparty risk and securitizations and many other regulations relevant for us are now regulated through the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to, among other things, capital, leverage and liquidity as well as Pillar 3 disclosures.

The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term "CRR/CRD 4". When referring to results according to full application of the final framework (without consideration of applicable transitional methodology) we use the term "CRR/CRD 4 fully loaded". In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

The new minimum capital ratios are being phased in through 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in through 2019. Although they are subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity will be introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

There are still some interpretation uncertainties with regard to CRR/CRD 4 rules and some of the related binding Technical Standards are not yet available in their final version. Thus, we will continue to refine our assumptions and models in line with evolution of our as well as the industry's understanding and interpretation of the rules. Against this background, current CRR/CRD 4 measures may not be comparable to previous expectations. Also, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors as our competitors' assumptions and estimates regarding such implementation may differ from ours.

Scope of Consolidation

The following sections providing quantitative information refer to our financial statements in accordance with International Financial Reporting Standards ("IFRS"). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail below. Where the regulatory relevant scope is used this is explicitly stated.

Scope of the Regulatory Consolidation

Deutsche Bank Aktiengesellschaft ("Deutsche Bank AG"), headquartered in Frankfurt am Main, Germany, is the parent institution of the Deutsche Bank Group of institutions (the "regulatory group"), which is subject to the supervisory provisions of the KWG and the SolvV, including the references to the CRR and CRD 4. Under Section 10a KWG in conjunction with Articles 11 and 18 CRR, a regulatory group of institutions consists of an institution (meaning a credit institution or an investment firm) as the parent company, and all other institutions and financial institutions (comprising inter alia financial holding companies, payment institutions, asset management companies) that are its subsidiaries within the meaning of Article 4 (16) CRR or are included voluntarily. Subsidiaries are fully consolidated, while companies which are not subsidiaries are included on a pro-rata basis.

Insurance companies and companies outside the banking and financial sector are not consolidated in the regulatory group of institutions. In case a regulatory group of institutions and its subsidiaries and participations in the insurance sector are classified as a 'financial conglomerate', the German Act on the Supervision of Financial Conglomerates (Finanzkonglomerate-Aufsichtsgesetz) is applicable according to which insurance companies have to be included in an additional capital adequacy calculation (also referred to as "solvency margin"). We were designated by the BaFin as a financial conglomerate in October 2007.

As of December 31, 2014, Deutsche Bank AG and its subsidiaries Deutsche Bank Privat- und Geschäftskunden AG, norisbank GmbH, Deutsche Bank Europe GmbH, Sal. Oppenheim jr. & Cie. AG & Co. KGaA, Deutsche Oppenheim Family Office AG, Deutsche Immobilien Leasing GmbH and Leasing Verwaltungsgesellschaft Waltersdorf mbH, which all were consolidated within the Deutsche Bank regulatory group, did not calculate or report regulatory capital ratios on a stand-alone basis as these companies had applied the exemptions codified in the waiver rule pursuant to Section 2a KWG in conjunction with Article 7 CRR. As a result, they are exempted from the obligation to comply with certain requirements of the KWG and the CRR regarding their regulatory capital on a standalone basis, including solvency and leverage calculations and reporting of regulatory capital and leverage ratios. These exemptions are available only for group companies in Germany and can only be applied if, among other things, the risk strategies and risk management processes of Deutsche Bank AG also include the companies that apply the waiver rules, there is no material practical or legal impediment to the prompt transfer of own funds or repayment of liabilities from Deutsche Bank AG to the respective subsidiaries or from all subsidiaries in the Group to Deutsche Bank AG and Deutsche Bank AG has assumed the responsibility for the liabilities of the respective subsidiaries unless the risks presented by them are insignificant.

The principles of consolidation for our regulatory group are not identical to those applied for our financial statements. Nonetheless, the majority of our subsidiaries in the regulatory group are also fully consolidated in accordance with IFRS in our consolidated financial statements.

The main differences between regulatory and accounting consolidation are:

- Subsidiaries outside the banking and financial sector are not consolidated within the regulatory group of institutions, but are included in the consolidated financial statements according to IFRS.
- Most of our Special Purpose Entities ("SPEs") consolidated under IFRS do not meet the regulatory subsidiary definition pursuant to Article 4 (1) (16) CRR and were consequently not consolidated within our regulatory group. However, the risks resulting from our exposures to such entities are reflected in the regulatory capital requirements.
- Only a few entities included in the regulatory group are not consolidated as subsidiaries for accounting purposes but are treated differently: thirteen, mostly immaterial subsidiaries which were not consolidated for accounting purposes were consolidated within the regulatory group; a further two entities are jointly controlled by their owners and were consolidated on a pro-rata basis within the regulatory group while they were accounted according to the equity method for financial accounting purposes; another four entities were voluntarily consolidated on a pro-rata basis for regulatory purposes, of which one entity was accounted according to the equity method, one entity was treated as an available-for-sale-asset, one entity was consolidated according to the SPE-rules and one entity was considered as other asset in our financial statements according to IFRS.

As of year-end 2014, our regulatory group comprised 769 entities (excluding the parent Deutsche Bank AG), of which six were consolidated on a pro-rata basis. The regulatory group comprised 115 credit institutions, two payment institutions, 60 financial services institutions, 396 financial enterprises, eight investment fund management companies and 188 ancillary services enterprises.

As of year-end 2013, our regulatory group comprised 844 entities (excluding the parent Deutsche Bank AG), of which seven were consolidated on a pro-rata basis. Our regulatory group comprised 127 credit institutions, one payment institution, 67 financial services institutions, 449 financial enterprises, 12 investment fund management companies and 188 ancillary services enterprises.

The decrease in the number of credit institutions within our regulatory group by 12 in 2014 was mainly driven by the winding down of four entities that were part of the issuance structure of four series of Trust preferred securities that we called and the sale of three credit institutions belonging to the sold BHF-BANK group.

106 entities were exempted from regulatory consolidation pursuant to Section 31 (3) KWG in conjunction with Article 19 CRR as per year end 2014 (year end 2013: 120 entities). These regulations allow the exclusion of small entities in the regulatory scope of application from consolidated regulatory reporting if either their total assets (including off-balance sheet items) are below € 10 million or below 1 % of our Group's total assets. None of these entities needed to be consolidated in our financial statements in accordance with IFRS.

These regulatory unconsolidated entities have to be included in the deduction treatment for significant investments in financial sector entities pursuant to Article 36 (1) (i) CRR in conjunction with Article 43 (c) CRR. The book values of our participations in their equity included in the deduction treatment amounted to in total € 40 million as per year end 2014 (year end 2013: € 20 million). We further have applied the deduction treatment to 248 regulatory unconsolidated entities in the financial sector (including three insurance entities) where we have an investment of more than 10 % of the capital of these entities as per year end 2014 (year end 2013: 260 entities). Pursuant to Article 36 (1) (i) CRR and in conjunction with Article 48 CRR, investments in the capital of financial sector entities have to be deducted from CET 1 capital if they exceed in sum 10 % of the institution's own CET 1 capital or if they exceed in aggregate with deferred tax assets that rely on future profitability and arise from temporary differences 15 % of the relevant CET 1 capital. Since we are classified as a financial conglomerate, investments in insurance entities included in our solvency calculation at the financial conglomerate level were not deducted from our regulatory capital.

Financial Conglomerate

Deutsche Bank Group was designated as a financial conglomerate by the BaFin in October 2007. Therefore, the German Act on the Supervision of Financial Conglomerates (Finanzkonglomerate-Aufsichtsgesetz or FKAG) in conjunction with the Financial Conglomerates Solvency Regulation (FkSolV) is applicable to us.

The financial conglomerate of Deutsche Bank consists predominantly of entities that belong to the regulatory group and a small number of individual insurance sector entities. Three of these insurance entities are deducted from our regulatory capital due to immateriality. The material insurance sector entities are:

- Abbey Life Assurance Company Limited
- DB Re S.A.
- DB Vita S.A.
- Legacy Reinsurance, LLC
- Primelux Insurances S.A.

These insurance entities are included in the additional capital adequacy calculation (also referred to as "solvency margin") for the financial conglomerate. The insurance sector subsidiaries of Deutsche Bank in aggregate make up only about 1 % of the entire Deutsche Bank Group IFRS balances.

Legally all these insurance companies are not directly associated; i.e. none of these insurance companies holds a participation in another insurance company, so that technically these insurance companies do not form a group on their own.

From the overall governance perspective these insurance companies are integrated, in principle, into Deutsche Bank Group no differently from any other legal entity of Deutsche Bank Group. This is, among others, evidenced by the fact that Deutsche Bank issues its group policies to any subsidiary, regardless of whether such subsidiary forms part of the prudentially consolidated group (according to Article 18 CRR) or not. The applicability of relevant group policies, in turn, ensures that insurance sector subsidiaries maintain effectively the same governance and management structures as the rest of the regulatory group. For further details with regard to the organizational requirements in accordance with Section 25 (4) FKAG please refer to our Corporate Governance Report and the sections "Risk Management Framework" and "Risk Governance" within our Risk Report.

Additional Disclosure Requirements for Significant Subsidiaries

In line with Article 13 (1) CRR our significant subsidiaries and those subsidiaries which are of material significance for their local market are required to disclose information to the extent applicable in respect of own funds, capital requirements, capital buffers, credit risk adjustments, remuneration policy, leverage and use of credit risk mitigation techniques on an individual or sub-consolidated basis.

For some of our subsidiaries located in Germany it is not mandatory to calculate or report regulatory capital or leverage ratios on a stand-alone basis if they qualify for the exemptions codified in the waiver rule pursuant to Section 2a KWG in conjunction with Article 7 CRR. In these cases, the above-mentioned disclosure requirements are also not applicable for those subsidiaries.

In order to identify significant subsidiaries a catalogue of criteria has been developed, applied to all subsidiaries classified as "credit institution" or "investment firm" under the CRR and not qualifying for a waiver status pursuant to Section 2a KWG in conjunction with Article 7 CRR. A subsidiary is required to comply with the requirements in Article 13 CRR (as described above) if at least one criterion mentioned in the list below has been met. The criteria have been defined in relation to our business activities as well as the complexity and risk profile of the respective subsidiary. All figures referenced below are calculated on an IFRS basis as of December 31, 2014:

- Total Assets of € 30 billion or more (on individual or sub-consolidated basis)
- Five percent or more of our risk-weighted assets on group level
- 20 percent or more of the gross domestic product in its respective country, in which the subsidiary is located, but at least total assets of € 5 billion (on individual or sub-consolidated basis)
- Institutions directly supported by the European Stability Mechanism (ESM), European Financial Stability Facility (EFSF) or similar mechanisms
- Institutions belonging to the three largest institutions in their respective countries, in which the subsidiary is located (referring to the amount of total assets)
- Classification as "local systemically important institution" by the local competent authority

None of our subsidiaries have received support from any kind of stability mechanism.

As a result of the selection process described above, we identified four subsidiaries as "significant" for the Group and hence required to provide additional disclosure requirements as laid down in Article 13 CRR:

- Deutsche Postbank AG, Germany
- Deutsche Bank Luxembourg S.A., Luxembourg
- Deutsche Bank Securities Inc., United States of America
- Deutsche Bank Trust Company Americas, United States of America

The additional disclosures for our significant subsidiaries in relation to Article 13 CRR can be found either within the Pillar 3 Reports of the respective subsidiary as published on its website or on the Group's website for our U.S. entities.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, a potential slowdown in Asian growth, disruptive US monetary tightening and its impact in particular on Emerging Markets and the potential risk of a geopolitical shock including the ongoing tensions between Russia and Ukraine. These risks have been a consistent focus throughout recent quarters. In recent months we have also focused on the impact of lower oil prices on key producing countries and related industries. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests' parameters. Further information about the impact of these and other risks faced by our portfolios can be found in "Credit Exposures" section.

Consistent with prior years, the year 2014 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management throughout 2014 was on maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization. This approach is reflected across the different risk metrics summarized below.

For purposes of Article 431 CRR, we have adopted a formal risk disclosure policy aiming to support a conclusion that our risk disclosures are in compliance with applicable legal, regulatory and accounting risk disclosure standards. A Risk Disclosure Committee comprising senior representatives and subject matter experts from Finance and Risk governs our respective risk disclosure processes. Based upon our assessment and verification we believe that our risk disclosures presented throughout this risk report appropriately and comprehensively convey our overall risk profile.

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent to their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division's risk profile before taking into account cross-risk effects at the Group level.

In comparison to year-end 2013, the increase in our economic capital was mainly driven by CB&S reflecting increased credit and market risk levels partly due to foreign exchange effects and a higher economic capital usage for operational and strategic risk. Further increases are caused by Consolidation & Adjustments due to higher nontraded market risk for structural foreign exchange risk and methodology enhancements for pension risk. The observed RWA increase is to a large extent driven by transferring the RWA calculation from the Basel 2.5 framework to the new CRR/CRD 4 rules and further methodology updates. Further movements reflect changes in foreign exchange rates as well as increased risk taking off-set by NCOU de-risking.

Risk profile of our business divisions as measured by economic capital, risk weighted assets in comparison to performance metrics

								Dec 31, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total in %
Credit Risk	5,799	3,547	2,302	323	868	46	12,885	40
Market Risk	5,153	3,200	185	1,987	1,308	3,020	14,852	47
Operational Risk	3,569	1,088	150	722	2,070	0	7,598	24
Business Risk	2,581	0	4	1	499	0	3,084	10
Diversification Benefit[1]	(3,441)	(1,095)	(262)	(611)	(1,087)	(59)	(6,554)	(21)
Total EC in € m.	13,661	6,740	2,379	2,420	3,658	3,008	31,866	100
in %	43	21	7	8	11	9	100	0
Income (loss) before income taxes	3,266	1,335	1,198	1,027	(2,851)	(859)	3,116	N/M
Pre-tax return on average active equity[2]	13 %	9 %	20 %	16 %	(37 %)	N/M	5 %	N/M
Risk weighted assets[3]	175,561	79,571	43,265	16,597	58,538	20,437	393,969	N/M

N/M - Not meaningful

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
2 Book equity allocation framework driven by risk-weighted assets and certain regulatory capital deduction items pursuant to CRR/CRD 4 (fully-loaded). See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
3 Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

								Dec 31, 2013[1]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total in %
Credit Risk	4,597	3,742	1,900	373	1,392	9	12,013	44
Market Risk	4,658	2,967	193	1,535	1,565	1,820	12,738	47
Operational Risk	2,453	803	96	580	1,320	0	5,253	19
Business Risk	1,413	0	6	1	263	0	1,682	6
Diversification Benefit[2]	(1,945)	(842)	(156)	(478)	(974)	(120)	(4,515)	(17)
Total EC in € m.	11,175	6,671	2,039	2,010	3,566	1,710	27,171	100
in %	41	25	8	7	13	6	100	0
Income (loss) before income taxes	3,158	1,555	1,107	782	(3,402)	(1,744)	1,456	N/M
Pre-tax return on average active equity[3]	16 %	11 %	22 %	13 %	(33 %)	N/M	3 %	N/M
Risk weighted assets[4]	114,729	73,001	36,811	12,553	52,443	10,832	300,369	N/M

N/M - Not meaningful

1 Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2014.
2 Excluding strategic risk which was not included in the calculation of the diversification benefit for 2013.
3 Book equity allocation framework driven by risk-weighted assets and certain regulatory capital deduction items pursuant to CRR/CRD 4 (fully-loaded). See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
4 Risk weighted assets and capital ratios are based upon Basel 2.5 rules throug December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

Corporate Banking & Securities' (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S' current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively. CB&S income before income taxes increased by € 108 million or 3 % in 2014 compared to 2013, however CB&S pre-tax return on average active equity decreased from 2013 by 3 percentage points to 13 % in 2014. This development is mainly driven by a higher average active equity allocation associated with our capital raise in May 2014 as well as RWA increases mainly from methodology changes which relate to a large extent to switching from Basel 2.5 framework to the CRR/CRD 4 rules.

Private & Business Clients' (PBC) risk profile comprises of credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. While PBC's risk profile stayed materially unchanged over the year, the reported income before income taxes declined significantly compared to 2013 driven by charges triggered by changes in German legal practice regarding loan processing fees in May and in October 2014, leading to a slightly lower pre-tax return on average active equity.

Global Transaction Banking's (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business, while other businesses attract low to no credit risk. The relatively low market risk mainly results from derivative hedge positions. The pre-tax return on average active equity of 20 % in 2014 decreased slightly compared to 2013. While the profitability of GTB increased, the lower return on average active equity primarily relates to higher volumes in a highly competitive and low interest rate environment.

The main risk driver of Deutsche Asset & Wealth Management's (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM's advisory and commission focused business attracts primarily operational risk. Deutsche AWM's return on average active equity has increased year over year, driven by improved P&L performance given lower cost to achieve, a reversal of intangible impairment, and lower litigation expense. The increased economic capital usage was mainly driven by a higher nontraded market risk for guaranteed funds.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank's future strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU's risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking. The development of the pre-tax return on average active equity shows that the capital allocation induced by de-risking decreased more than the negative performance. Whilst the de-risking strategy was capital accretive, net income continues to be impacted by outflows related to legal and regulatory matters.

Consolidation & Adjustments mainly comprises non traded market risk for structural foreign exchange risk and pension risk.

Risk Management Executive Summary

Credit Risk Summary

— Maximum Exposure to Credit Risk increased by € 105 billion or 6 % to € 1.8 trillion compared to December 31, 2013, largely due to increases in positive market values from derivative instruments, primarily related to interest rate and foreign exchange products in the fourth quarter, despite significant activity in trade restructuring and novation to reduce exposure. Credit quality of Maximum Exposure to Credit Risk was 79 % investment-grade rated as of December 31, 2014, slightly increased from 77 % as of December 31, 2013.
— Main Credit exposure remained diversified by region, industry and counterparty. Regional exposure is evenly spread across our key markets (North America 31 %, Germany 29 %, Rest of Western Europe 26 %) and the regional distribution has been relatively stable year on year. Our largest industry exposure is to Banks and insurance, which constitutes 25 % of overall gross exposures (i.e., before consideration of collateral), compared to 33 % on December 31, 2013. On a counterparty level, we remained well diversified with our top ten exposures representing 7 % of our total gross main credit exposures compared with 10 % as of December 31, 2013, all with highly rated investment-grade counterparties.

- Provision for credit losses in 2014 was € 1.1 billion, down by € 931 million, or 45 % versus 2013 reflecting material reductions in all businesses. The reduction in NCOU was driven by decreased provision for credit losses in IAS39 reclassified and commercial real estate assets. Our core bank benefited from increased releases and a non-recurrence of large single name bookings.
- Our overall loan book increased by € 29 billion or 7 %, from € 382 billion as of December 31, 2013 to € 411 billion as of December 31, 2014. Increases were driven by foreign exchange impact, collateral restructuring related to ETF business within CB&S and business growth across CB&S and Deutsche AWM, partly offset by reductions in NCOU. Our single largest loan book category is household mortgages, equating to € 153 billion as of December 31, 2014, thereof € 119 billion in the stable German market. Our corporate loan book, which accounts for 55 % of the total loan book, contained 65 % of loans with an investment-grade rating as of December 31, 2014, slightly increased from 64 % as of December 31, 2013.
- The economic capital usage for credit risk increased to € 12.9 billion as of December 31, 2014, compared with € 12.0 billion at year-end 2013 reflecting higher exposures in CB&S and GTB, partly offset by lower exposures in NCOU.
- RWA for credit risk has increased by € 41.9 billion or 21 % to € 244 billion since December 31, 2013, largely driven by introducing the new CRR/CRD 4 regulatory framework, the impact from foreign exchange movements and from model refinements, partly offset by reductions from de-risking activities and asset sales, primarily in NCOU.

Market Risk Summary

- The average value-at-risk of our trading units was € 51.6 million during 2014, compared with € 53.6 million for 2013. The decrease was driven by lower exposure levels in credit spread risk and commodities risk.
- RWA for Market risk has increased by € 17.0 billion or 36 % to € 64.2 billion since December 31, 2013, largely driven by the introduction of the new CRR/CRD 4 regulatory framework which has increased the RWA for trading book securitization exposures within CB&S and changes to our internal Incremental Risk Charge Model.
- Nontrading market risk economic capital usage increased by € 1.4 billion or 16 % to € 9.9 billion as of December 31, 2014. The increase was primarily driven by higher structural foreign exchange risk exposure, methodology enhancements for pension risk and increased guaranteed funds risk, partly offset by de-risking activities in NCOU.
- The economic capital usage for trading market risk totaled € 5.0 billion as of December 31, 2014, compared with € 4.2 billion at year-end 2013. The increase was primarily driven by increased exposures in fair value banking books.

Operational Risk Summary

- The economic capital usage for operational risk increased to € 7.6 billion as of December 31, 2014, compared with € 5.3 billion at year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model that were implemented in the second quarter 2014, which initially led to additional economic capital of € 1.1 billion. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as of the industry as a whole. The related operational risk losses that have materialized and given rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions.
- We continue to formally apply the economic capital safety margin to our AMA model, which we first implemented in 2011 to cover unforeseen legal risks. Recently submitted risk sensitive model enhancements aiming to replace the safety margin will lead to a higher amount required for economic capital compared to this safety margin. Management decided to recognize the increment for the first time in the second quarter 2014.
- RWA for operational risk increased to € 67.1 billion as of December 31, 2014, compared with € 50.9 billion at year-end 2013. The increase of € 16.2 billion is caused by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter of 2014, which initially led to additional RWA of € 7.7 billion. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as of the industry as a whole.

Liquidity Risk Summary

- Liquidity reserves amounted to € 184 billion as of December 31, 2014 (compared to € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of December 31, 2014 (under the combined scenario).
- We raised € 44 billion for the full year 2014 in the capital markets at average spread of 45bps and average tenor of 4.8 years, fully completing our 2014 funding requirements.
- 76 % of our overall funding came from the funding sources we categorize as the most stable comprising capital markets and equity, retail and transaction banking.

Capital Management Summary

- The Common Equity Tier 1 (CET 1, formerly: Core Tier 1) capital ratio, calculated on the basis of CRR/CRD 4 (phase-in rate of 20 %), was 15.2 % as of December 31, 2014, compared with 12.8 % at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 (phase-in rate of 0 %) CET 1 capital ratio was 14.6 % at year-end 2013.
- CET 1 capital according to CRR/CRD 4 increased by € 21.6 billion to € 60.1 billion compared with € 38.5 billion CET 1 capital according to Basel 2.5. The framework change has led to a positive first-day application effect of € 10.4 billion due to the applicable phase-in rate of 20 % for 2014, mainly driven by the treatment of intangible assets of € 9.2 billion. During the transitional period, CRR/CRD 4 allows subtraction of certain CET 1 deductions from Additional Tier 1 capital instead of CET 1 capital, to ease the transition for banks to the "fully-loaded" rules. The remaining € 11.1 billion increase was mainly driven by our capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion.
- Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 8.4 billion to € 3.8 billion compared with € 12.2 billion AT1 capital according to Basel 2.5. We had a negative first-day effect from application of CRR/CRD 4 rules of € 12.0 billion, largely reflecting deductions from intangible assets of € 9.2 billion as well as the derecognition of AT1 instruments of € 2.2 billion that no longer qualify as AT1 capital. The first-day effect was partly offset by the issuance of CRR/CRD 4 compliant AT1-Notes of € 4.6 billion.
- Tier 2 capital according to CRR/CRD 4 decreased by € 0.4 billion to € 4.4 billion compared with € 4.7 billion Tier 2 capital according to Basel 2.5, mainly due to redemptions and amortization adjustments that were partly offset by deduction reliefs from securitizations and significant investments in financial and insurance entities.
- RWA according to CRR/CRD 4 increased by € 96 billion to € 397 billion as of December 31, 2014, compared with € 300 billion at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 RWA were € 355 billion at year-end 2013. The RWA increase is mainly reflecting the impact from the CRR/CRD 4 framework including RWA for CVA, higher operational risk RWA and credit risk RWA including the impact from foreign exchange movements. That was partly offset by de-risking and asset sales.
- The internal capital adequacy ratio increased to 177 % as of December 31, 2014, compared with 165 % as of December 31, 2013.
- The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio significantly improved in 2014 from pro forma 9.7 % as of December 31, 2013 to 11.7 % as of December 31, 2014. The 199 basis points ratio increase was driven by an approximate 250 basis points increase resulting from our issue of common shares in the second quarter of 2014 partially offset by higher risk-weighted assets.

Balance Sheet Management Summary

- As of December 31, 2014, our fully loaded CRR/CRD 4 leverage ratio under revised rules, which is a non-GAAP financial measure, was 3.5 % compared to our pro forma CRR/CRD 4 leverage ratio (not taking into account recent revisions to the leverage ratio rules) of 2.4 % as of December 31, 2013, taking into account a fully loaded Tier 1 capital of € 50.7 billion over an applicable exposure measure of € 1,445 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).
- For a discussion of the revised CRR/CRD 4 rules please refer to section Balance Sheet Management of this report.

Risk Management Principles

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate and manage our risks, and to allocate our capital among our businesses. We operate as an integrated group through our divisions, business units and infrastructure functions. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

- Core risk management responsibilities are embedded in the Management Board and delegated to senior risk management committees responsible for execution and oversight. The Supervisory Board regularly monitors the risk and capital profile.
- We operate a three-line of defense risk management model whereby front office functions, risk management oversight and assurance roles are played by functions independent of one another.
- Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Risk Appetite and Strategic and Capital Plan in order to align risk, capital and performance targets.
- Cross-risk analysis reviews are conducted across the Group to validate that sound risk management practices and a holistic awareness of risk exist.
- All major risk classes are managed via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). Modeling and measurement approaches for quantifying risk and capital demand are implemented across the major risk classes. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.
- Monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics.
- Systems, processes and policies are critical components of our risk management capability.
- Recovery planning provides the escalation path for crisis management governance and supplies senior management with a list of actions designed to improve the capital and liquidity positions in a stress event.
- Resolution planning is closely supervised by our home resolution authority. It provides a strategy to manage Deutsche Bank in case of default. It is designed to prevent the need for tax payer bailout and strengthen financial stability by the continuation of critical services delivered to the wider economy.

Risk Governance

From a supervisory perspective, our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as our primary supervisors to monitor our compliance with the German Banking Act and other applicable laws and regulations as well as, from January 1, 2014, the CRR/CRD 4 framework, as implemented into German law, as applicable.

German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in the section "Regulatory Capital".

From an internal governance perspective, we have several layers of management to provide cohesive risk governance:

- The Supervisory Board is required to be informed regularly and – as necessary – on special developments in our risk situation, risk management and risk controlling, as well as on our reputation and material litigation cases. It has formed various committees to handle specific tasks.
- At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational as well as litigation and reputational risks. It also reports on credit risk strategy, credit portfolios, loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy.
- The Integrity Committee monitors the Management Board's measures that promote the company's compliance with legal requirements, authorities' regulations and the company's own in-house policies. It also reviews the Bank's Code of Business Conduct and Ethics, monitors and analyzes the Bank's legal and reputational risks and advocates their avoidance.
- The Audit Committee monitors, among other matters, the effectiveness of the risk management system, particularly the internal control system and the internal audit system.
- The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other stakeholders. The Management Board is responsible for establishing a proper business organization, encompassing an appropriate and effective risk management. In agreement with the Supervisory Board and with the aim to ensure an effective governance of resources and risk, the Management Board has established the Capital and Risk Committee ("CaR") and the Risk Executive Committee ("Risk ExCo") whose roles are described in more detail below.

For further information on how we aim to ensure that our overall performance is aligned to our risk strategy, please refer to the sections "Risk Appetite and Capacity" and "Strategic and Capital Plan".

Risk Management Governance Structure of the Deutsche Bank Group


Supervisory Board
Audit Committee
Monitors the effectiveness of the risk management system, particularly of the internal control system and the internal audit system.
Risk Committee
Advises on overall risk appetite and risk strategy and monitors strategy implementation by the management. Discusses the risk strategy, key risk topics and portfolios.
Integrity Committee
Monitors compliance with legal requirements, authorities' regulation and in-house policies. Precautionary monitoring and strategic analysis of legal and reputational risk.
Management Board
Overall Risk and Capital Management Supervision
Capital & Risk Committee
Integrated planning and monitoring of Deutsche Bank's risk profile and capital capacity as well as defining the Internal Capital Adequacy Assessment Process
Risk Executive Committee
Identification, analysis and mitigation of risks, risk policy, organization and governance of risk management and day-to-day risk and capital management
Specialized sub-committees
Specialized sub-committees
Risk Strategy / Appetite / Decisions
Information / Proposals

The following functional committees are central to the management of risk in Deutsche Bank:

- The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk, Government & Regulatory Affairs, Finance and the business divisions. The CaR initiates actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and ensuring escalation or other actions are taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined processes and/or actions under the recovery governance framework if required.
- Our Risk ExCo, as the most senior functional committee of our risk management, identifies, controls and manages all risks including risk concentrations at Group level. It is responsible for risk policy, the organization and governance of risk management and oversees the execution of risk and capital management including identification, assessment and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board. The Risk ExCo is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees, the Portfolio Risk Committee ("PRC") and the Group Reputational Risk Committee ("GRRC"). In February 2015, it was agreed to move the GRRC from a sub-committee of the Risk ExCo to report directly into the Management Board.
- The PRC supports the Risk ExCo and the CaR with particular emphasis on the management of Group-wide risk patterns. The PRC, under a delegation of authority from the CaR has responsibility for the day-to-day oversight and control of our Internal Capital Adequacy Assessment Process ("ICAAP"). The PRC also oversees our Group-wide stress tests, reviews the results and proposes management action, if required. It

monitors the effectiveness of the stress test process and drives continuous improvement of our stress testing framework.
- The Living Wills Committee ("LWC") is the dedicated sub-committee of the CaR with focus on recovery and resolution planning. It oversees the implementation of our recovery and resolution plans and enhancements to the Group's operational readiness to respond to severe stress or the threat of a severe stress.
- The Regulatory Capital Committee is a further sub-committee of our Capital and Risk Committee. It is tasked with oversight on our risk quantification models. To promote a comprehensive oversight, it is supported by several sub-committees that cover certain kinds of models and model-related matters.

Multiple members of the CaR are also members of the Risk ExCo which facilitates the information flow between the two committees.

Our Chief Risk Officer ("CRO"), who is a member of the Management Board, has Group-wide, supra-divisional responsibility for the management of all credit, market and operational risks as well as for the comprehensive control of risk, i.e. including liquidity risk, and continuing development of methods for risk measurement. In addition, the Chief Risk Officer is responsible for monitoring, analyzing and reporting risk on a comprehensive basis, including asset and liability gap, capital, liquidity, legal, compliance and regulatory risks.

The CRO has direct management responsibility for the following risk management functions: Credit Risk Management, Market Risk Management, Operational Risk Management and Liquidity Risk Control.

These are established with the mandate to:

- Support that the business within each division is consistent with the risk appetite that the CaR has set within a framework established by the Management Board;
- Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit, market and liquidity risk limits;
- Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

In addition to the heads for these risk management functions, dedicated regional Chief Risk Officers for Germany, for the Americas and for Asia-Pacific, and divisional Chief Risk Officers for Deutsche AWM and NCOU have been appointed to establish a holistic risk management coverage.

The heads of the aforementioned risk management functions as well as the regional and divisional Chief Risk Officers have a direct reporting line into the CRO.

Furthermore, several teams within the risk management functions cover overarching aspects of risk management. Their mandate is to provide an increased focus on holistic risk management and cross-risk oversight to further enhance our risk portfolio steering. Key objectives are to:

- Drive key strategic cross-risk initiatives and establish greater cohesion between defining portfolio strategy and governing execution, including regulatory adherence;
- Provide a strategic and forward-looking perspective on the key risk issues for discussion at senior levels within the bank (risk appetite, stress testing framework);
- Strengthen risk culture in the bank; and
- Foster the implementation of consistent risk management standards.

Our Finance, Risk and Group Audit functions operate independently of our business divisions. It is the responsibility of the Finance and Risk departments to quantify and verify the risk that we assume and maintain the quality and integrity of our risk-related data. Group Audit examines, evaluates and reports on the adequacy of both the design and effectiveness of the systems of internal control including the risk management systems.

The integration of the risk management of our subsidiary Deutsche Postbank AG is promoted through harmonized processes for identifying, assessing, managing, monitoring, and communicating risk, the strategies and procedures for determining and safe guarding risk-bearing capacity, and corresponding internal control procedures. Key features of the joint governance are:

- Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk;
- Participation of voting members from Deutsche Bank from the respective risk functions in Postbank's key risk committees and vice versa for selected key committees; and
- Implementation of key Group risk policies at Postbank.

The key risk management committees of Postbank, in all of which Postbank's Chief Risk Officer or senior risk managers of Deutsche Bank are voting members, are:

- The Bank Risk Committee, which advises Postbank's Management Board with respect to the determination of overall risk appetite and risk and capital allocation;
- The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;
- The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank's banking and trading book and the management of liquidity risk;
- The Operational Risk Management Committee, which defines the appropriate risk framework as well as the limit allocation for the individual business areas; and
- The Model and Validation Risk Committee, which monitors validation of all rating systems and risk management models.

The main focus of this work is to comply with the agreed regulatory IRBA roadmap and to further develop our joint risk management infrastructure. In 2013, the group-wide AMA model for operational risk was approved by the regulator to be used in Postbank.

In 2014, the full integration of large clients has been completed. These are now centrally managed on our credit platform and the regulator extended acceptance for the use of the joint model parameters for large caps and financial institutions. The other client types (small and medium enterprises, retail, corporate real estate) are areas of focus for 2015 and beyond.

Risk Culture

We seek to promote a strong risk culture throughout our organization. A strong risk culture is designed to help reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. We actively take risks in connection with our business and as such the following principles underpin risk culture within our group:

- Risk is taken within a defined risk appetite;
- Every risk taken needs to be approved within the risk management framework;
- Risk taken needs to be adequately compensated; and
- Risk should be continuously monitored and managed.

Employees at all levels are responsible for the management and escalation of risks. We expect employees to exhibit behaviors that support a strong risk culture. To promote this our policies require that behavior assessment is incorporated into our performance assessment and compensation processes. We have communicated the following risk culture behaviors through various communication vehicles:

— Being fully responsible for our risks;
— Being rigorous, forward looking and comprehensive in the assessment of risk;
— Inviting, providing and respecting challenges;
— Trouble shooting collectively; and
— Placing Deutsche Bank and its reputation at the heart of all decisions.

To reinforce these expected behaviors and strengthen our risk culture, we conduct a number of group-wide activities. Our Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top. To further strengthen this message, we have reinforced our targeted training. In 2014, our employees attended more than 88,000 mandatory training modules globally including, for example, Global Information Security Awareness, An Introduction to MaRisk and the newly introduced 'Tone from the Top' module. As part of our ongoing efforts to strengthen our risk culture, we review our training suite regularly to develop further modules or enhance existing components.

In addition, along with other measures to strengthen our performance management processes, we have designed and implemented a process to tie formal measurement of risk culture-related behaviors to our employee performance assessment, promotion and compensation processes. This process has been in place in our CB&S and GTB divisions since 2010 and has subsequently been rolled out to all divisions and functions, with PBC Germany being the latest to have implemented the process in January 2015. This process is designed to further strengthen employee accountability.

We have also developed a dashboard to measure risk culture at a divisional and regional level. This was piloted in CB&S and AWM in 2014 and will be further developed over the coming months.

Further measures are already being reviewed and will be added to the program in 2015.

Risk Appetite and Capacity

Risk appetite expresses the level of risk that we are willing to assume within our risk capacity in order to achieve our business objectives, as defined by a set of minimum quantitative metrics and qualitative standards. Risk capacity is defined as the maximum level of risk we can assume in both normal and distressed situations before breaching regulatory constraints and our obligations to stakeholders.

Risk appetite is an integral element in our business planning processes via our Risk and Capital Demand Plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity and appetite constraints. We leverage the stress testing process to test the compliance of the plan also under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

The Management Board reviews and approves our risk appetite and capacity on an annual basis, or more frequently in the event of unexpected changes to the risk environment, with the aim of ensuring that they are consistent with our Group's strategy, business and regulatory environment and stakeholders' requirements.

In order to determine our risk appetite and capacity, we set different group level triggers and thresholds on a forward looking basis and define the escalation requirements for further action. We assign risk metrics that are sensitive to the material risks to which we are exposed and which are able to function as key indicators of financial health. In addition to that, we link our risk and recovery management governance framework with the risk appetite framework. In detail, we assess a suite of metrics under stress (CRR/CRD 4 fully loaded Common Equity Tier 1 ("CET 1") ratio, Internal Capital Adequacy ("ICA") ratio, and Stressed Net Liquidity Position ("SNLP")) within the regularly performed benchmark and more severe group-wide stress tests and compare them to the Red-Amber-Green ("RAG") levels as defined in the table below.

Risk Appetite Thresholds for key metrics

RAG levels	CRR/CRD 4 fully loaded CET1 ratio	Internal capital adequacy	Stressed net liquidity position
Normal	> 8.0 %	> 135 %	> € 5 billion
Critical	8.0 % – 5.5 %	135 % – 120 %	€ 5 billion – € 0 billion
Crisis	< 5.5 %	< 120 %	< € 0 billion

Reports relating to our risk profile as compared to our risk appetite and strategy and our monitoring thereof are presented regularly up to the Management Board. Throughout the year 2014, our actual risk profile has remained in the normal levels as defined in the table above. In the event that our desired risk appetite is breached under either normal or stressed scenarios, a predefined escalation governance matrix is applied so these breaches are highlighted to the respective committees, and ultimately to the Chief Risk Officer and the Management Board. Amendments to the risk appetite and capacity must be approved by the Chief Risk Officer or the full Management Board, depending on their significance. As part of our annual risk appetite thresholds calibration exercise, we have furthermore adjusted our normal level of CRR/CRD 4 fully loaded CET1 ratio to 8.5 % and our ICA ratio to 140 % effective 2015 onwards. Therefore, the upper bound of the critical level for CRR/CRD 4 fully loaded CET1 ratio and ICA ratio will be adjusted for these changes as well.

Strategic and Capital Plan

We conduct an annual strategic planning process which lays out the development of our future strategic direction as a group and for our business areas/units. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates our long term strategic targets into measurable short to medium term financial targets and enables intra-year performance monitoring and management. Thereby we aim to identify optimal growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.

In a first phase – the top down target setting – our key targets for profit and loss (including revenues and costs), capital supply, and capital demand as well as leverage and funding and liquidity are discussed for the group and the key business areas by the Group Executive Committee. In this process, the targets for the next three years are based on our global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are approved by the Management Board.

In a second phase, the top-down objectives are substantiated bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; years two and three are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction. The bottom-up plans include targets for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to also consider stressed market conditions.

The resulting Strategic and Capital Plan is presented to the Group Executive Committee and the Management Board for discussion and approval. Following the approval of the Management Board, the final plan is presented to the Supervisory Board.

The Strategic and Capital Plan is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

- Balanced risk adjusted performance across business areas and units;
- High risk management standards with focus on risk concentrations;
- Compliance with regulatory requirements;
- Strong capital and liquidity position; and
- Stable funding and liquidity strategy allowing for the business planning within the liquidity risk appetite and regulatory requirements.

The Strategic and Capital Planning process allows us to:

- Set earnings and key risk and capital adequacy targets considering the bank's strategic focus and business plans;
- Assess our risk-bearing capacity with regard to internal and external requirements (i.e., economic capital and regulatory capital); and
- Apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits e.g. regulatory capital demand and economic capital are derived from the Strategic and Capital Plan to align risk, capital and performance targets at all relevant levels of the organization.

The targets of a fully loaded CET 1 ratio of higher than 10 % and a leverage ratio of 3.5 % by year end 2015 are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving our externally communicated solvency targets ensures that we also comply with the Group Supervisory Review and Evaluation Process requirements as articulated by our home supervisor (CET 1 ratio of at least 10 % on a phase-in basis at all times).

Recovery and Resolution Planning

The 2007/2008 financial crisis exposed banks and the broader financial market to unprecedented pressures. These pressures led to significant support for certain banks by their governments and to large scale interventions by central banks. The crisis also forced many financial institutions to significantly restructure their businesses and strengthen their capital, liquidity and funding bases. This crisis revealed that many financial institutions were insufficiently prepared for a fast-evolving systemic crisis and thus were unable to act and respond in a way that would avoid potential failure and prevent material adverse impacts on the financial system and ultimately the economy and society.

In response to the crisis, the Financial Stability Board (FSB) has published a list of global systemically important banks (G-SIBs) and has advised its member institutions to mandate and to support the development of recovery and resolution plans within G-SIBs. Corresponding legislation has been enacted or proposed, as the case may be, in several jurisdictions, including the member states of the European Union (EU), Germany, UK and the U.S. As we have been identified as one of the G-SIBs, we have developed the Group's recovery plan (Recovery Plan) and submitted this to our relevant regulators. The Recovery Plan is updated at least annually to reflect changes in the business and the regulatory requirements.

The Recovery Plan prepares us to restore our financial strength and viability during an extreme stress situation. The Recovery Plan's more specific purpose is to outline how we can respond to a financial stress situation that would significantly impact our capital or liquidity position. Therefore it lays out a set of defined actions aimed to protect us, our customers and the markets and prevent a potentially more costly resolution event. In line with regulatory guidance, we have identified a wide range of recovery measures that will mitigate different types of stress scenarios. These scenarios originate from both idiosyncratic and market-wide events, which would have led to severe capital and liquidity impacts as well as impacts on our performance and balance sheet. The Recovery Plan, including its corresponding policy, is intended to enable us to effectively monitor, escalate, plan and execute recovery actions in the event of a crisis situation.

The Recovery Plan's key objective is to help us to recover from a crisis situation by selecting appropriate recovery actions to stay sufficiently capitalised and funded. This plan extends beyond our risk management framework and can be executed in extreme scenarios where crises may threaten our survival (i.e., substantial loss of capital or inability to access market liquidity when needed). The Management Board determines when the Recovery Plan has to be invoked and which recovery measures are deemed appropriate.

The Recovery Plan is designed to cover multiple regulations including those of the FSB, EU, Germany and other key jurisdictions. Furthermore, the plan incorporates feedback from extensive discussions with our Crisis Management Group (CMG), formed by key home and host authorities. We report to this CMG with the objective of enhancing preparedness for, and facilitating the management and resolution of a cross-border financial crisis affecting us. This CMG is also intended to cooperate closely with authorities in other jurisdictions where firms have a systemic presence.

We are also working closely with our home resolution authority to create a Group Resolution Plan for Deutsche Bank as set out in the Banking Recovery and Resolution Directive and the German Recovery and Resolution Act ("Sanierungs- und Abwicklungsgesetz" or "SAG").

In addition, title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the implementing regulations issued by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation ("FDIC") require each bank holding company with assets of U.S. $ 50 billion or more, including Deutsche Bank AG ("DBAG"), to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the "Title I US Resolution Plan"). For foreign-based covered companies such as DBAG, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, Deutsche Bank Trust Company Americas ("DBTCA"), one of DBAG's insured depository institutions ("IDIs") in the United States, was subject to the FDIC's final rule requiring IDIs with total assets of U.S. $ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act (the "IDI Rule"). DBTCA exceeded the IDI Rule's threshold of U.S. $ 50 billion in average total consolidated assets during 2013 and DBAG expanded its 2014 Title I US Resolution Plan to also be responsive to the IDI Rule requirements (the Title I US Resolution Plan together with the IDI Plan, the "US Resolution Plan").

The core elements of the US Resolution Plan are Material Entities ("MEs"), Core Business Lines ("CBLs"), Critical Operations ("COs") and, for purposes of the IDI Plan, Critical Services. The US Resolution Plan lays out the resolution strategy for each ME, defined as those entities significant to the activities of a CO or CBL and demonstrates how each ME, CBL and CO, as applicable, can be resolved in a rapid and orderly manner and without systemic impact on U.S. financial stability. The US Resolution Plan also discusses the strategy for continuing Critical Services in resolution. Key factors addressed in the US Resolution Plan include how to ensure:

- Continued access to services from other U.S. and non-U.S. legal entities as well as from third parties such as payment servicers, exchanges and key vendors;
- Availability of funding from both external and internal sources;
- Retention of key employees during resolution; and
- Efficient and coordinated close-out of cross-border contracts.

The US Resolution Plan is drafted in coordination with the U.S. businesses and infrastructure groups so that it accurately reflects the business, critical infrastructure and key interconnections.

Risk Assessment and Reporting

Risk Metrics

We use a broad range of quantitative and qualitative methodologies for assessing and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The advanced internal tools and metrics we currently use to measure, manage and report our risks are:

— RWA equivalent. This is defined as total risk-weighted assets ("RWA") plus a theoretical amount for specific allocated Common Equity Tier 1 capital deduction items if these were converted into RWA. RWA form the key factor in determining the bank's regulatory capital adequacy as reflected in the Common Equity Tier 1 capital ratio. RWA equivalents are used to set targets for the growth of our businesses and monitored within our management reporting systems. As a general rule, RWA are calculated in accordance with the currently valid CRR/CRD 4 framework, as implemented into German law (where necessary) and used within our forward looking risk and capital planning processes.
— Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect induced by defaults within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical considerations of up to nine years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking estimates.
— Return on risk-weighted assets ("RoRWA"). In times of regulatory capital constraints, RoRWA has become an important metric to assess our client relationships' profitability, in particular for credit risk. RoRWA is currently the primary performance measure and continues to attract more attention than the previously used RARoC profitability measure based on economic capital.
— Value-at-risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions and by means of the stressed value-at-risk under stressed market conditions. Our respective value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal/stressed market conditions, is not expected to be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) under normal/stressed market conditions in that portfolio.
— Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for credit risk, for market risk including trading default risk, for operational risk and for business risk.

Stress testing

We have a strong commitment to stress testing performed on a regular basis in order to assess the impact of a severe economic downturn on our risk profile and financial position. These exercises complement traditional risk measures and represent an integral part of our strategic and capital planning process. Our stress testing framework comprises regular Group-wide stress tests based on internally defined benchmark and more severe macroeconomic global downturn scenarios. We include all material risk types into our stress testing exercises. The time-horizon of internal stress tests is one year. Our methodologies undergo regular scrutiny from internal experts as well as regulators to review whether they correctly capture the impact of a given stress scenario. These analyses are complemented by portfolio- and country-specific stress tests as well as regulatory requirements, such as annual reverse stress tests and additional stress tests requested by our regulators on the group or legal entity level. Moreover, a capital planning stress test is performed annually to assess the viability of our capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. An integrated procedure allows us to assess the impact of ad-hoc scenarios that simulate potential imminent financial or geopolitical shocks.

The initial phase of our internal stress tests consists of defining a macroeconomic downturn scenario by dbResearch in cooperation with business specialists. dbResearch monitors the political and economic development around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly to reflect the impact on our business. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Using internal models metrics such as RWA, losses and economic capital under stress are computed by risk type. These results are aggregated at the Group level, and key metrics such as the SNLP, the CET 1 ratio and ICA ratio under stress are derived. Stress testing results and the underlying scenarios are reviewed across risk types on various levels by senior managers within Risk, Finance and the business units. After comparing these results against our defined risk appetite, senior management decides on specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also feed into the annual recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank. In 2014 we remained well capitalized within our internal stress testing program under various severe stress events. By choosing actions out of our pool of maintained recovery measures we would have been able to mitigate shortfalls under those stress scenarios directly. A reverse stress test is performed annually in order to challenge our business model to determine the severity of scenarios that would cause us to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario or idiosyncratic event and takes into account severe impacts of major risks on our results. Comparing the hypothetical macroeconomic scenario that would be necessary to result in our non-viability according to the reverse stress, to the current economic environment, we consider that the probability of occurrence of such a hypothetical macroeconomic scenario is extremely low. Given the extremely low probability of the reverse stress test scenario, we do not believe that our business continuity is at risk.

Stress Testing Framework of Deutsche Bank Group


Finance:
Capital plan
DB Research:
Scenario definition
Research defines scenario with several risk parameters such as FX, interest rates, growth
Risk Units:
Parameter translation
Scenario parameters are translated into risk-specific drivers
Risk Units:
Calculation engines
Teams run risk - specific calculation engines to arrive at stressed results
Central Function
Aggregation of results
Calculation of aggregated stress impact based on capital plan for several metrics such as RWA, CET1, etc.
Central Function:
Comparison against risk appetite
Stress results are compared against risk appetite and in case of breaches mitigation actions are considered
Senior Management:
No action required
Senior Management:
Mitigation actions
Strategic decision on adequate risk mitigation from a catalogue of pre - determined alternatives

Risk Reporting and Measurement Systems

We have centralized risk data and systems supporting regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational (including legal risk), business, reputational, liquidity risk, model risk and compliance risk (in accordance with MaRisk). The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for tailor-made reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data. Our risk management systems are reviewed by Group Audit following a risk-based audit approach. Our Management Board confirms, for the purpose of Article 435 CRR, that our risk management systems are adequate with regard to our risk profile and strategy.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group Risk Exposures are the following:

- Our Risk and Capital Profile is presented monthly to the CaR and the Management Board and is subsequently submitted to the Risk Committee of the Supervisory Board for information. It comprises an overview of the current risk, capital and liquidity status of the Group, also incorporating information on regulatory capital and economic capital adequacy.
- An overview of our capital, liquidity and funding is presented to the CaR by Group Capital Management and the Group Treasurer every month. It comprises information on key metrics including CRR/CRD 4 Common Equity Tier 1 capital and the CRR/CRD 4 leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.
- Results of the group-wide macroeconomic stress tests that are performed twice per quarter and/or more regularly are reported to and discussed at the PRC.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Risk Inventory

We face a variety of risks as a result of our business activities, as described below. Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital from credit, market, operational and business risk to cover risks generated from our business activities taking into account diversification effects across those risk types. Furthermore, our economic capital framework implicitly covers additional risks, e.g. reputational risk and refinancing risk, for which no dedicated economic capital models exist. Liquidity risk is excluded from the economic capital calculation since it is covered separately. The risk inventory is updated, regularly at least once a year or at other times if needed, by running a risk identification and materiality assessment process in line with MaRisk. In 2014 reputational risk, compliance risk and model risk were newly assessed as material.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as "counterparties") exist, including those claims that we plan to distribute (see below in the more detailed section Credit Risk). These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), traded bonds and debt securities available for sale or our direct trading activity with clients (such as OTC derivatives, foreign exchange forwards and Forward Rate Agreements). Carrying values of equity investments are also disclosed in our Credit Risk section. We manage the respective positions within our market risk and credit risk frameworks.

We distinguish between three kinds of credit risk:

- Default (Counterparty) risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;

- Settlement risk is the risk that the settlement or clearance of a transaction may fail. Settlement risk arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default; and
- Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.

Market Risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. We differentiate between three different types of market risk:

- Trading market risk arises primarily through the market-making activities of the Corporate Banking & Securities division (CB&S). This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
- Trading default risk arises from defaults and rating migrations relating to trading instruments.
- Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Operational Risk

Operational risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, and includes legal risk. Operational risk excludes business and reputational risk.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions. Business risk consists of strategic risk, tax risk and refinancing risk, of which only strategic risk is assessed as material.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Model Risk

Model risk is the risk of possible adverse consequences of decisions taken based on models that are inappropriate, incorrect, or misused. In this context, a model is defined as a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates.

Compliance Risk

Compliance risk (MaRisk, i.e. minimum requirements for risk management) is defined as the current or prospective risk to earnings and capital arising from violations or non-compliance with laws, rules, regulations, agreements, prescribed practices or ethical standards and can lead to fines, damages and/or the voiding of contracts and can negatively impact an institution's reputation.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions and Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risk that has been classified as material risk. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks:

- Longevity risk: the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products;
- Mortality and morbidity risks: the risks of a higher or lower than expected number of death or disability claims on insurance products and of an occurrence of one or more large claims;
- Expenses risk: the risk that policies cost more or less to administer than expected; and
- Persistency risk: the risk of a higher or lower than expected percentage of lapsed policies.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

Risk Concentrations

Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational, liquidity and other risks) as well as across different risk types (inter-risk concentrations). They could occur within and across counterparties, businesses, regions/countries, industries and products. The management of concentrations is integrated as part of the management of individual risk types and monitored on an ongoing basis. The key objective is to avoid any undue concentrations in the portfolio, which is achieved through a quantitative and qualitative approach, as follows:

- Intra-risk concentrations are assessed, monitored and mitigated by the individual risk disciplines (credit, market, operational, liquidity risk management and others). This is supported by limit setting on different levels and/or management according to risk type.
- Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations throughout 2014 was the Portfolio Risk Committee (PRC), which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

Risk Type Diversification Benefit

The risk type diversification benefit quantifies diversification effects between credit, market, operational and strategic risk in the economic capital calculation. To the extent correlations between these risk types fall below 1.0, a risk type diversification benefit results. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way.

Risk Management Framework – Material Risks

Risk management frameworks of credit, market, operational and liquidity risks are narrated in the Sections "Credit Risk", "Trading Market Risk", "Nontrading Market Risk", "Operational Risk", and "Liquidity Risk". We describe the risk management approaches for other material risks here, as below:

Strategic Risk

Strategic risk represents the risk of suffering unexpected operating losses (i.e. negative earnings) during the period covered by the model due to decreases in operating revenues which cannot be compensated by cost reductions. Strategic risk covers only revenue or cost volatility which is not attributable to position taking (market risk), credit losses (credit risk) and operational events (operational risk) since these elements are already covered in the respective risk types explicitly. We aim to mitigate strategic risk within our business units through portfolio diversification designed to reduce dependency on individual or a small set of markets or products, products innovations and close monitoring of the execution of our strategic and capital plan, and ensuring flexibility of the cost base, i.e. through outsourcing.

Reputational Risk

Our reputational risk is governed by the Reputational Risk Management Program (RRM Program). The RRM Program was established to provide consistent standards for the identification, escalation and resolution of reputational risk issues that arise from transactions with clients or through different business activities. Primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. Each employee is under an obligation, within the scope of his/her activities, to analyze and assess any imminent or intended transaction in terms of possible risk factors in order to minimize reputational risks. If a potential reputational risk is identified, it is required to be referred for further consideration at a sufficiently senior level within that respective business division. If issues remain, they should then be escalated for discussion among appropriate senior members of the relevant Business and Control Groups. Reputational risk issues not addressed to satisfactory conclusion through such informal discussions must then be escalated for further review and final determination via the established reputational risk escalation process.

The Group Reputational Risk Committee ("GRRC") provides review and final determinations on all reputational risk issues and new client adoptions, where escalation of such issues is deemed necessary by senior Business and Regional Management, or required under the Group policies and procedures. Throughout 2014 the GRRC was a sub-committee of the Risk ExCo but it has since been elevated to be a sub-committee of the Management Board, with effectiveness in February 2015.

Model Risk

A new Model risk function was established in 2014, aggregating all core model risk management activities across the bank into one independent function:

- Model validation provides independent validation of the methodological aspects of models. The key objectives of model validation are to verify that models are performing as expected, in line with their design objectives and business uses, and to aim to ensure that models are logically and conceptually sound and assess the appropriateness and accuracy of the implementation methodology;
- Model risk governance supports establishment of a front-to-back model risk management framework which includes defining common standards for model development, usage and validation; identification and remediation of issues and inconsistencies in modeling; and maintenance of a bank-wide model inventory; and

- Key senior management forums to address model risk are the Group Model Risk Management Committee ("GMRMC") and the Pricing Model Risk Management Committee ("PMRMC"). Both are subcommittees of the CaR and the Risk ExCo, and act on behalf of the Management Board. The PMRMC is responsible for management and oversight of model risk from valuation models (front office models that are used for official pricing and risk management of trading positions). The GMRMC is responsible for management and oversight of model risk from risk and capital models.

Compliance Risk

Compliance manages this risk through the following:

- Identifying material rules and regulations where non-compliance could lead to endangerment of the Bank's assets (supported by the bank's business divisions, infrastructure functions or Regional Management);
- Advising and supporting the Management Board concerning the adherence to material rules and regulations as well as acting to implement effective procedures for compliance with applicable material rules and regulations, and the setup of the corresponding controls;
- Monitoring the coverage of new or changed material rules and regulations by our business divisions, infrastructure functions or Regional Management including potential implementation plans for appropriate controls. Compliance is not explicitly requested to run its own monitoring programs but has the right to carry out monitoring activities;
- Assessing the coverage of all existing material rules and regulations by the bank's business divisions, infrastructure functions or Regional Management and existence of a corresponding control environment; and
- Reporting to the Management and Supervisory Boards on at least an annual basis and on an ad hoc basis.

Credit Risk

We measure and manage our credit risk using the following philosophy and principles:

- Our credit risk management function is independent from our business divisions and in each of our divisions credit decision standards, processes and principles are consistently applied.
- A key principle of credit risk management is client credit due diligence. Our client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.
- We aim to prevent undue concentration and tail-risks (large unexpected losses) by maintaining a diversified credit portfolio. Client-, industry-, country- and product-specific concentrations are assessed and managed against our risk appetite.
- We maintain underwriting standards aiming to avoid large directional credit risk on a counterparty and portfolio level. In this regard we assume unsecured cash positions and actively use hedging for risk mitigation purposes. Additionally, we strive to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.
- Every new credit facility and every extension or material change of an existing credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor across our consolidated Group on a global basis that applies, in line with regulatory requirements.
- We manage credit exposures on the basis of the "one obligor principle", under which all facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one group.

- We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio or covering workout clients. The credit coverage for assets transferred to the NCOU utilizes the expertise of our core credit organization.
- Our credit related activities are governed by our Principles for Managing Credit Risk. These principles define our general risk philosophy for credit risk and our methods to manage this risk. The principles define key organizational requirements, roles and responsibilities as well as process principles for credit risk management and are applicable to all credit related activities undertaken by us.

Credit Risk Ratings

The credit rating is an essential part of the Bank's underwriting and credit process and builds the basis for risk appetite determination as well as credit decision and transaction pricing. Each borrower must be rated and each rating has to be reviewed at least annually. Ongoing monitoring of counterparties foster that ratings are kept up-to-date. There must be no credit limit without a credit rating. For each credit rating the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Different rating approaches have been established to best reflect the specific characteristics of exposure classes, including central governments and central banks, institutions, corporates and retail.

Counterparties in our non-homogenous portfolios are rated by our independent Credit Risk Management function. Country risk related ratings are provided by dbResearch.

Our rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 21-grade rating scale for evaluating the credit-worthiness of our counterparties. The previous 26-grid rating scale has been replaced by a 21-grade rating scale, merging seven default classes into two. These two include either provisioned exposure or non provisioned exposure (e.g. due to collateral). This change in methodology has not resulted in any impact in RWA, EL and EC.

The majority of our rating methodologies are authorized for use within the advanced internal rating based approach under applicable Basel rules. Our rating scale enables us to compare our internal ratings with common market practice and promotes comparability between different sub-portfolios of our institution. We generally rate our counterparties individually, though certain portfolios of purchased or securitized receivables are rated on a pool basis. Ratings are required to be kept well documented. The algorithms of the rating procedures for all counterparties are recalibrated regularly on the basis of the default history as well as other external and internal factors and expert judgments.

Ratings for central governments and central banks take into account economic, political and socio-demographic indicators, e.g. the political dynamics in a country. The model incorporates relevant aspects covered in the fields of empirical country risk analysis and early warning crisis models to arrive at an overall risk evaluation.

Ratings for corporates, institutions and SMEs combine quantitative analysis of financial information with qualitative assessments of i.a. industry trends, market position and management experience. Financial analysis has a specific focus on cash flow generation and the counterparty's capability to service its debts, also in comparison to peers. We supplement the analysis of financials by an internal forecast of the counterparty's financial profile where deemed to be necessary. For purchased corporate receivables the corporate rating approach is applied.

Ratings for SME clients are based on automated sub-ratings for e.g. financial aspects and conduct of bank account. Specialized lending is managed by specific credit risk management teams, e.g. for real estate, ship finance or leveraged transactions. Following the individual characteristic of the underlying credit transactions we have developed bespoke scorecards where appropriate to derive credit ratings.

In our retail business, creditworthiness checks and counterparty ratings are generally derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (i.e., financial figures), behavioural aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral, the expected loss. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods.

They are used to support our individual credit decisions for the retail portfolio as well as to continuously monitor it in an automated fashion. In case elevated risks are identified as part to this monitoring process or new regulatory requirements apply, credit ratings are reviewed on an individual basis for these affected counterparties.

Credit risk arising from equity position is managed by a separate team within Credit Risk Management. We usually use either external rating where available or standard rating approaches as default to measure the expected loss of equity positions.

Postbank also makes use of internal rating systems authorized for use within the foundation or advanced internal rating based approach according to CRR. All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class. Risk governance is provided within a Legal Entity committee structure as well as on group level by full integration and representation of Postbank in DB Group's global risk committees.

Rating Governance

All of our rating methodologies, excluding Postbank, have to be approved by the Capital Methodology Committee ("CMC"), a sub-committee of the Regulatory Capital Committee, before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Regulatory approval may be required in addition. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the CMC, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to CMC at the beginning of the calendar year and a status update is given on a quarterly basis.

For Postbank, responsibility for implementation and monitoring of internal rating systems effectiveness rests with Postbank's Risk Analytics unit and Postbank's validation committee, chaired by Postbank's Head of Credit Risk Controlling. All rating systems are subject to approval by Postbank's Bank Risk Committee chaired by the Chief Risk Officer. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Joint governance is ensured via a cross committee membership of Deutsche Bank senior managers joining Postbank committees and vice versa.

Credit Risk Measures

The key credit risk measures we apply for managing our credit portfolio, including transaction approval and the setting of risk appetite, are internal limits and credit exposures under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty's credit quality by reference to our internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting hedges and certain collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the risk-return characteristics of individual transactions and portfolios.

Credit Approval and Authority

Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

Credit authority is generally assigned to individuals as personal credit authority according to the individual's professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are adequate to the individual performance of the authority holder.

Where an individual's personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.

Credit Risk Mitigation

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants are applied in the following forms:

— Comprehensive and enforceable credit documentation with adequate terms and conditions.
— Collateral held as security to reduce losses by increasing the recovery of obligations.
— Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Credit Portfolio Strategies Group.
— Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral Held as Security

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it generally does not replace the necessity of high quality underwriting standards.

We segregate collateral received into the following two types:

— Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfil its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (i.e., plant, machinery and aircraft) and real estate typically fall into this category.
— Guarantee collateral, which complements the borrower's ability to fulfil its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and risk participations typically fall into this category.

Our processes seek to ensure that the collateral we accept for risk mitigation purposes is of high quality. This includes seeking to have in place legally effective and enforceable documentation for realizable and measureable collateral assets which are evaluated regularly by dedicated teams. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. We have collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, we strive to avoid "wrong-way" risk characteristics where the borrower's counterparty risk is positively correlated with the risk of deterioration in the collateral value. For guarantee collateral, the process for the analysis of the guarantor's creditworthiness is aligned to the credit assessment process for borrowers.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG manages the residual credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio; the leveraged portfolio and the medium-sized German companies' portfolio within our Corporate Divisions of CB&S and GTB.

Acting as a central pricing reference, CPSG provides the respective CB&S and GTB Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

CPSG is concentrating on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name credit risk concentrations within the credit portfolio and
- to manage credit exposures by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives and Securities Financing Transactions

Netting is applicable to both exchange traded derivative transactions ("futures and options") and those traded over-the-counter ("OTC derivative transactions"). Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

All futures and options are cleared through central counterparties ("CCPs"), which interpose itself between the trading entities by becoming the counterparty to each of the entities. Where available and to the extent agreed with our counterparties, we also use CCP clearing for our OTC derivative transactions. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") introduced mandatory CCP clearing for certain standardized OTC derivative transactions in 2013. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") will introduce mandatory CCP clearing for certain standardized OTC derivatives transactions, currently expected to start with certain interest rate derivatives and credit derivatives in the fourth quarter of 2015. The rules and regulations of CCPs usually provide for the bilateral set off of all amounts payable on the same day and in the same currency ("payment netting") and thereby reducing our settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of our derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCP rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP's default ("close-out netting"), which reduced our credit risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the relevant CCP's close-out netting provisions.

In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our counterparts. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty's default, resulting in a single net claim owed by or to the counterparty. For parts of the derivatives business (i.e., foreign exchange transactions) we also enter into master agreements under which payment netting applies in respect to transactions covered by such master agreements, reducing our settlement risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into credit support annexes ("CSA") to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty's failure to honour a margin call. As with netting, when we believe the annex is enforceable, we reflect this in our exposure measurement.

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party's rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party's rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but may also apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of our credit rating please refer to table "Stress Testing Results" in the section "Liquidity Risk".

Concentrations within Credit Risk Mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. We use a range of quantitative tools and metrics to monitor our credit risk mitigating activities. These also include monitoring of potential concentrations within collateral types supported by dedicated stress tests.

For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section "Maximum Exposure to Credit Risk".

Monitoring and Managing Credit Risk

Ongoing active monitoring and management of Deutsche Bank's credit risk positions is an integral part of our credit risk management framework. The key monitoring focus is on quality trends and on concentrations along the dimensions of counterparty, industry, country and product-specific risks to avoid undue concentrations of credit risk. On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.

Our portfolio management framework supports a comprehensive assessment of concentrations within our credit risk portfolio in order to keep concentrations within acceptable levels.

Counterparty Risk Management

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institutions, corporate or private individuals) or economic area (i.e., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where there is a concern that the credit quality has deteriorated or appears likely to deteriorate to the point where they present a heightened risk of loss in default, the respective exposure is generally placed on a "watch list". We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Industry Risk Management

To manage industry risk, we have grouped our corporate and financial institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an "Industry Batch report" is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks, analyzes the risk/reward profile of the portfolio and incorporates an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.

The Industry Batch reports are presented to the CRM Portfolio Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared with the approved sub-portfolio strategies. Regular overviews are prepared for the CRM Portfolio Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Developed Markets countries (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a "Country Batch report" is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyze the risk/reward profile of the portfolio. Based on this, limits and strategies are set for countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Portfolio Risk Committee, a sub-committee of our Risk Executive Committee and Capital and Risk Committee, pursuant to delegated authority.

The Country Limit framework covers all major risk categories which are managed by the respective divisions in Risk:

- Credit Risk: Limits are established for counterparty credit risk exposures in a given country to manage the aggregate credit risk subject to country-specific economic and political events. These limits include exposures to entities incorporated locally as well as subsidiaries of foreign multinational corporations. Separate Transfer Risk Limits are established as sub-limits to these counterparty credit limits and apply to Deutsche Bank's cross-border exposures.
- Market Risk: Limits are established to manage trading position risk in emerging markets and are set based on the P&L impact of potential stressed market events on those positions.
- Treasury Risk: Exposures of one Deutsche Bank entity to another (Funding, Capital or Margin) are subject to limits given the transfer risk inherent in these cross-border positions.
- Gap Risk: Limits established to manage the risk of loss due to intra-country wrong-way risk exposure.

Our country risk ratings represent a key tool in our management of country risk. They are established by the independent dbResearch function within Deutsche Bank and include:

— Sovereign rating: A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
— Transfer risk rating: A measure of the probability of a "transfer risk event", i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention.
— Event risk rating: A measure of the probability of major disruptions in the market risk factors relating to a country (interest rates, credit spreads, etc.). Event risks are measured as part of our event risk scenarios, as described in the section "Market Risk Monitoring" of this report.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Cross Risk Review Committee, although more frequent reviews are undertaken when deemed necessary.

Country risk limits and sovereign risk limits for all relevant countries are approved by the Postbank Management Board annually.

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. Specific product limits are set in particular if a concentration of transactions of a specific type might lead to significant losses under certain cases. In this respect, correlated losses might result from disruptions of the functioning of financial markets, significant moves in market parameters to which the respective product is sensitive, macroeconomic default scenarios or other factors affecting certain credit products. Specific product limits can either be set with regards to exposure to certain industries or affecting the total credit portfolio. We have introduced a uniform framework for the establishment and annual review of product limits for our Corporate Banking & Securities and Global Transaction Banking businesses. Exposures are monitored regularly; remediatory action is required in case of an excess of utilization over the approved limit.

A key focus is put on underwriting caps. These caps limit the combined risk for transactions where we underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities, meaning that we would have to hold more of the underlying risk for longer periods of time than originally intended. These underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. We dynamically hedge this credit spread risk to be within the approved market risk limit framework.

Furthermore, in our PBC businesses, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products. In Wealth Management, target levels are set for global concentration based on the liquidity of the underlying collateral.

Settlement Risk Management

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk arises when Deutsche Bank exchanges a value of cash or other assets with a counterparty. It is the risk of loss due to the failure of a counterparty to honour its obligations (to deliver cash or other assets) to us, after we release payment or delivery of its obligations (of cash or other assets) to the counterparty.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the contractual obligation.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We also participate in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Credit Risk Tools – Economic Capital for Credit Risk

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year.

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non-default scenarios) are modeled by applying our own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the Basel 2.5 Internal Models Method ("IMM"). The alpha factor is identical with the one used for the risk-weighted assets calculation, yet subject to a lower floor of 1.0. For December 31, 2014 the alpha factor was calibrated to 1.11. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Credit Exposure

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities, as well as from our direct trading activity with clients in certain instruments including OTC derivatives like foreign exchange forwards and Forward Rate Agreements. A default risk also arises from our positions in equity products and traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfil their contractual payment obligations.

Maximum Exposure to Credit Risk

The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in our financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities related collateral. In relation to collateral we apply internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure.

Maximum Exposure to Credit Risk

Dec 31, 2014		Credit Enhancements			
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and due from banks	20,055	0	7	0	7
Interest-earning deposits with banks	63,518	0	53	21	74
Central bank funds sold and securities purchased under resale agreements	17,796	0	16,988	0	16,988
Securities borrowed	25,834	0	24,700	0	24,700
Financial assets at fair value through profit or loss[4]	862,035	522,373	163,576	1,102	687,051
Trading assets	125,130	0	3,537	533	4,070
Positive market values from derivative financial instruments	629,958	519,590	76,512	336	596,439
Financial assets designated at fair value through profit or loss	106,947	2,782	83,527	233	86,542
thereof:					
Securities purchased under resale agreement	60,473	2,415	58,058	0	58,058
Securities borrowed	20,404	368	19,955	0	19,955
Financial assets available for sale[4]	62,038	0	938	0	938
Loans[5]	410,825	0	205,376	28,496	233,872
Other assets subject to credit risk	85,061	67,009	768	363	68,140
Financial guarantees and other credit related contingent liabilities[6]	62,087	0	6,741	8,723	15,464
Irrevocable lending commitments and other credit related commitments[6]	154,446	0	5,958	8,582	14,540
Maximum exposure to credit risk	1,763,695	589,381	425,106	47,287	1,061,774

[1] All amounts at carrying value unless otherwise indicated.
[2] Does not include credit derivative notional sold (€ 680,699 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to Liquidity Reserves.
[3] Bought credit protection is reflected with the notional of the underlying.
[4] Excludes equities, other equity interests and commodities.
[5] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[6] Figures are reflected at notional amounts.

Dec 31, 2013				Credit Enhancements	
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and due from banks	17,155	0	0	13	13
Interest-earning deposits with banks	77,984	0	2	31	34
Central bank funds sold and securities purchased under resale agreements	27,363	0	25,100	0	25,100
Securities borrowed	20,870	0	20,055	0	20,055
Financial assets at fair value through profit or loss[4]	824,458	423,737	196,321	3,892	623,951
Trading assets	145,170	0	2,333	2,660	4,993
Positive market values from derivative financial instruments[5]	504,590	406,616	57,493	274	464,383
Financial assets designated at fair value through profit or loss	174,698	17,121	136,495	959	154,575
thereof:					
Securities purchased under resale agreement	116,764	16,198	100,091	0	116,289
Securities borrowed	32,485	923	31,017	0	31,941
Financial assets available for sale[4]	46,413	0	760	110	870
Loans[6]	382,171	0	198,668	29,971	228,640
Other assets subject to credit risk	59,030	43,574	1,150	385	45,109
Financial guarantees and other credit related contingent liabilities[7]	65,630	0	7,209	11,513	18,722
Irrevocable lending commitments and other credit related commitments[7,8]	137,202	0	4,538	9,182	13,720
Maximum exposure to credit risk	1,658,275	467,311	453,803	55,097	976,212

[1] All amounts at carrying value unless otherwise indicated.
[2] Does not include credit derivative notional sold (€ 1,035,946 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves.
[3] Bought credit protection is reflected with the notional of the underlying.
[4] Excludes equities, other equity interests and commodities.
[5] Comparatives have been restated by € 10,591 million (netting) and € 9,681 million (collateral) erroneously included in prior disclosure.
[6] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[7] Figures are reflected at notional amounts.
[8] In 2014, comparatives have been restated by € 10,542 million to include Fronting Commitments erroneously not included in prior disclosure.

The overall increase in maximum exposure to credit risk for December 31, 2014 was predominantly driven by a € 125 billion increase in positive market values from derivative financial instruments during the period as well as foreign exchange impact across various products, partly offset by a € 73 billion decrease in securities purchased under resale agreements and securities borrowed both under fair value and accrual accounting as discussed in various other sections of this report. Our overall loan book increased by € 29 billion or 7 %, from € 382 billion as of December 31, 2013 to € 411 billion as of December 31, 2014. Increases were driven by foreign exchange impact, collateral restructuring related to ETF business within CB&S, and business growth across CB&S and Deutsche AWM, partly offset by reductions in NCOU.

Included in the category of trading assets as of December 31, 2014, were traded bonds of € 108 billion (€ 126 billion as of December 31, 2013) that are over 80 % investment-grade (over 86 % as of December 31, 2013). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 94 % were investment-grade (more than 97 % as of December 31, 2013).

Credit Enhancements are split into three categories: netting, collateral, and guarantees and credit derivatives. A prudent approach is taken with respect to haircuts, parameter setting for regular margin calls as well as expert judgements for collateral valuation to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies. These financial institutions are mainly domiciled in Western European countries and the United States. Furthermore we have collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

Credit Quality of Financial Instruments neither Past Due nor Impaired

We derive our credit quality from internal ratings and group our exposures into classes as shown below. Please refer to the sections "Credit Risk Ratings" and "Rating Governance" for more details about our internal ratings.

Credit Quality of Financial Instruments neither Past Due nor Impaired

							Dec 31, 2014
in € m.[1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	17,220	896	1,161	727	48	4	20,055
Interest-earning deposits with banks	57,175	4,514	1,081	578	28	141	63,518
Central bank funds sold and securities purchased under resale agreements	854	13,564	1,553	1,414	332	79	17,796
Securities borrowed	18,705	5,200	1,114	727	88	0	25,834
Financial assets at fair value through profit or loss[2]	312,470	385,335	81,930	58,678	16,094	7,529	862,036
Trading assets	58,014	15,973	18,230	21,767	7,061	4,085	125,130
Positive market values from derivative financial instruments	208,057	348,179	46,675	20,062	5,120	1,865	629,958
Financial assets designated at fair value through profit or loss	46,399	21,183	17,025	16,848	3,914	1,578	106,947
thereof:	0	0	0	0	0	0	0
Securities purchased under resale agreement	17,213	13,820	12,432	14,219	1,529	1,259	60,473
Securities borrowed	17,110	3,266	20	7	0	0	20,404
Financial assets available for sale[2,3]	50,810	3,375	1,782	3,958	194	1,719	61,838
Loans[4]	47,554	56,865	112,106	130,438	39,181	10,313	396,458
thereof: IAS 39 reclassified loans	2,109	1,353	1,408	1,051	685	274	6,880
Other assets subject to credit risk	13,538	48,714	7,049	13,927	1,105	728	85,061
Financial guarantees and other credit related contingent liabilities[5]	6,281	17,696	20,190	11,640	4,929	1,352	62,087
Irrevocable lending commitments and other credit related commitments[5]	22,938	39,336	40,145	31,492	18,924	1,612	154,446
Total	547,546	575,494	268,110	253,577	80,924	23,477	1,749,129

[1] All amounts at carrying value unless otherwise indicated.
[2] Excludes equities, other equity interests and commodities.
[3] Includes past due instruments in order to be consistent with the Asset Quality section of this report.
[4] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[5] Figures are reflected at notional amounts.

							Dec 31, 2013
in € m.[1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	13,804	1,971	998	311	17	55	17,155
Interest-earning deposits with banks	71,053	5,078	1,145	391	282	35	77,984
Central bank funds sold and securities purchased under resale agreements	3,774	19,949	1,904	1,516	201	19	27,363
Securities borrowed	12,783	6,381	1,057	382	267	0	20,870
Financial assets at fair value through profit or loss[2]	282,000	368,969	69,497	84,517	14,009	5,466	824,458
Trading assets	70,398	17,245	13,902	35,957	4,640	3,028	145,170
Positive market values from derivative financial instruments	143,770	303,107	36,452	15,743	3,876	1,642	504,590
Financial assets designated at fair value through profit or loss	67,832	48,617	19,144	32,816	5,493	796	174,698
thereof:							
Securities purchased under resale agreement	29,217	40,922	14,960	28,119	3,095	452	116,764
Securities borrowed	29,104	3,260	75	37	10	0	32,485
Financial assets available for sale[2,3]	35,708	5,435	1,788	1,267	876	1,218	46,293
Loans[4]	34,708	53,624	99,941	127,613	40,869	9,581	366,336
thereof:							
IAS 39 reclassified loans	999	2,894	2,088	962	817	286	8,046
Other assets subject to credit risk	7,923	37,446	2,821	9,416	1,140	284	59,030
Financial guarantees and other credit related contingent liabilities[5]	8,318	19,285	20,234	11,604	4,382	1,807	65,630
Irrevocable lending commitments and other credit related commitments[5,6]	19,794	32,452	39,216	28,523	15,857	1,360	137,202
Total	489,864	550,591	238,600	265,540	77,900	19,826	1,642,321

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities, other equity interests and commodities.
3 Prior year figures have been restated by € 1.5 billion to include past due instruments in order to be consistent with the Asset Quality section of this report.
4 Gross loans less deferred expense/unearned income before deductions of allowance for loan losses. Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million erroneously not considered in prior disclosure.
5 Figures are reflected at notional amounts.
6 In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

The overall growth in total credit exposure of € 107 billion for December 31, 2014 is mainly due to an increase in positive market value from derivative financial instruments in investment grade rating categories and here mainly in the top category iAAA-iAA as well as foreign exchange impact across various products.

Main Credit Exposure Categories

The tables in this section show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter ("OTC") derivatives, traded loans, traded bonds, debt securities available for sale and repo and repo-style transactions:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements).
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.
- "Traded loans" are loans that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold. From a regulatory perspective this category principally covers trading book positions.
- "Traded bonds" include bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term. From a regulatory perspective this category principally covers trading book positions.

- "Debt securities available for sale" include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.
- "Repo and repo-style transactions" consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions before application of netting and collateral received.

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of our main credit exposure: brokerage and securities related receivables, interest-earning deposits with banks, cash and due from banks, assets held for sale and accrued interest receivables. Excluded as well are traditional securitization positions and equity investments, which are dealt with specifically in the sections "Securitization" and "Nontrading Market Risk – Investment Risk" and "Nontrading Market Risk – Equity Investments Held", respectively.

Main Credit Exposure Categories by Business Divisions

									Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	61,820	119,995	4,865	43,407	14,865	92,272	34,411	112,605	484,239
Private & Business Clients	214,688	11,687	1,735	464	0	2	16,665	8,714	253,955
Global Transaction Banking	77,334	17,121	51,663	595	614	87	184	3,159	150,758
Deutsche Asset & Wealth Management	38,676	4,158	2,681	839	12	7,940	3,403	11	57,719
Non-Core Operations Unit	18,049	954	1,072	1,760	1,163	7,509	4,358	17	34,883
Consolidation & Adjustments	258	530	71	13	0	0	111	0	983
Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

1 Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

									Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
Corporate Banking & Securities	40,335	102,776	6,716	40,709	14,921	109,864	19,947	176,720	511,988
Private & Business Clients	213,252	13,685	1,595	498	0	1	16,240	15,090	260,362
Global Transaction Banking	72,868	15,931	52,049	500	958	65	171	5,630	148,172
Deutsche Asset & Wealth Management	32,214	3,070	2,795	791	16	9,023	2,946	15	50,869
Non-Core Operations Unit	23,395	1,450	2,416	2,211	1,891	7,203	4,841	15	43,423
Consolidation & Adjustments	106	289	58	7	1	5	97	12	575
Total	382,171	137,202	65,630	44,716	17,787	126,160	44,242	197,482	1,015,390

1 Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
3 Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
5 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our main credit exposure decreased by € 32.9 billion.

- From a divisional perspective, a reduction of € 27.7 billion has been achieved by CB&S, of € 8.5 billion by NCOU and of € 6.4 billion by PBC.
- From a product perspective, strong exposure reductions have been observed for Repo and repo-style transactions and for Traded Bonds. Slight exposure reductions were also observed for Contingent Liabilities and Traded Loans.
- The ETF related collateral restructuring in CB&S entailed replacing our physical securities exposure by entering into fully funded total returns swaps. As a consequence, CB&S loans with embedded securities exposure increased whereas the securities exposure within trading assets decreased.

Main Credit Exposure Categories by Industry Sectors

									Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	24,179	23,701	14,368	18,967	4,291	34,856	19,227	110,112	249,700
Fund management activities	12,145	6,670	612	3,065	149	3,051	349	49	26,089
Manufacturing	25,633	40,483	18,205	2,292	1,604	2,312	204	0	90,732
Wholesale and retail trade	15,781	11,975	5,926	1,156	865	839	94	0	36,636
Households	197,853	11,203	2,192	739	183	2	0	35	212,207
Commercial real estate activities[5]	35,743	3,864	646	2,054	3,129	606	74	576	46,691
Public sector	16,790	1,696	231	7,416	446	55,181	34,846	615	117,220
Other	82,700[6]	54,855	19,908	11,389	5,989	10,963	4,339	13,119	203,262
Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

1 Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
5 Commercial real estate activities are based on counterparty industry classification, irrespective of business unit attribution. The business units mostly involved are "Commercial Real Estate" (€ 17.2 billion) and "PBC Mortgages" (€ 11.2 billion).
6 Loan exposures for Other include lease financing.

									Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
Banks and insurance	25,100	21,234	15,289	22,243	5,389	34,427	14,212	195,273	333,166
Fund management activities	10,029	4,756	1,255	3,326	421	4,771	235	20	24,814
Manufacturing	21,406	33,120	18,767	1,077	1,301	2,999	314	0	78,983
Wholesale and retail trade	13,965	11,850	5,610	904	936	811	128	0	34,205
Households	193,515	10,839	2,645	665	611	1	0	59	208,336
Commercial real estate activities[6]	34,259	2,808	831	661	2,047	1,140	88	136	41,969
Public sector	16,228	1,931	135	4,299	592	64,286	26,101	681	114,253
Other	67,668[7]	50,664	21,099	11,541	6,488	17,726	3,166	1,313	179,663
Total	382,171	137,202	65,630	44,716	17,787	126,160	44,242	197,482	1,015,390

1 Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
3 Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
5 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
6 Commercial real estate activities are based on counterparty industry classification, irrespective of business unit attribution. The business units mostly involved are "PBC Mortgages" and "Commercial Real Estate".
7 Loan exposures for Other include lease financing.

The above table gives an overview of our credit exposure by industry; allocated based on the NACE code of the counterparty we are doing business with.

From an industry perspective, our credit exposure is lower compared with last year mainly due to a decrease in banks and insurance of € 83.5 billion, driven by lower Repo and Repo-style transactions, partly offset by increases, especially in the category Other of € 23.6 billion.

Loan exposure increase in category Other is mainly due to ETF related collateral restructuring within CB&S. This is due to replacing our physical securities exposure by entering into fully funded total returns swaps resulting in a corresponding decrease of securities exposure within trading assets.

Loan exposures to the industry sectors banks and insurance, manufacturing and public sector comprise predominantly investment-grade loans. The portfolio is subject to the same credit underwriting requirements stipulated in our "Principles for Managing Credit Risk", including various controls according to single name, country, industry and product-specific concentration.

Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) an underwriting credit committee and/or the Management Board. High emphasis is placed on structuring such transactions so that de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined in the description of our Credit Portfolio Strategies Group's activities.

Our household loans exposure amounting to € 198 billion as of December 31, 2014 (€ 194 billion as of December 2013) is principally associated with our PBC portfolio. € 153 billion (77 %) of the portfolio comprises mortgages, of which € 119 billion are held in Germany. The remaining exposures (€ 45 billion, 23 %) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding real estate value. Consumer finance is divided into personal instalment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (i.e., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer finance loan risk depends on client quality. Given that they are uncollateralized, compared with mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan-to-value (LTV) ratios, the mortgage portfolio is categorized as lower risk and consumer finance medium risk.

Our commercial real estate loans are generally secured by first mortgages on the underlying real estate property, and follow the credit underwriting requirements stipulated in the "Principles for Managing Credit Risk" noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as LTV ratios of generally less than 75 %. Additionally, given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values regularly.

Excluding the exposures transferred into the NCOU, the Commercial Real Estate Group only in exceptional cases retains mezzanine or other junior tranches of debt (although we do underwrite mezzanine loans), though the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for securitization are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment-grade). We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. In addition, sub-performing and non-performing loans and pools of loans are acquired from other financial institutions at generally substantial discounts to both the notional amounts and current collateral values. The underwriting process for these is stringent and the exposure is managed under separate portfolio limits. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category other loans, with exposure of € 83 billion as of December 31, 2014 (€ 68 billion as of December 31, 2013), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 7 % of our aggregated total credit exposure in these categories as of December 31, 2014 compared with 10 % as of December 31, 2013. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

Main credit exposure categories by geographical region

									Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	202,658	26,176	14,356	3,250	1,206	6,679	16,339	13,533	284,198
Western Europe (excluding Germany)	94,386	36,781	18,984	18,190	3,295	21,516	33,683	23,935	250,771
thereof:									
France	2,674	6,053	2,434	936	423	3,684	5,346	3,656	25,207
Luxembourg	14,156	3,835	754	1,766	552	2,028	6,240	190	29,522
Netherlands	10,630	5,548	2,548	5,257	436	2,726	7,751	348	35,244
United Kingdom	7,878	9,118	1,911	1,058	586	4,530	5,141	13,607	43,828
Eastern Europe	10,524	1,755	2,136	927	1,542	2,494	561	243	20,183
thereof:									
Poland	7,055	651	315	74	0	1,353	64	0	9,511
Russia	2,068	524	693	205	1,081	238	0	39	4,848
North America	55,540	83,400	14,291	14,338	7,531	52,898	5,736	71,306	305,040
thereof:									
Canada	880	2,237	932	1,087	240	1,309	278	1,325	8,287
Cayman Islands	2,571	1,982	61	542	322	2,256	124	12,660	20,519
U.S.	45,899	77,960	12,881	12,614	6,725	48,669	5,323	56,630	266,702
Central and South America	5,071	777	1,445	1,350	604	2,936	24	1,151	13,358
thereof:									
Brazil	1,787	210	781	241	175	1,558	0	656	5,409
Mexico	363	90	51	447	199	450	19	301	1,919
Asia/Pacific	40,081	4,774	10,062	8,643	2,226	20,677	2,467	13,818	102,747
thereof:									
China	9,372	331	950	523	180	1,698	0	1,320	14,373
Japan	866	489	397	3,398	173	2,371	90	4,250	12,032
South Korea	2,069	11	1,095	591	0	842	0	342	4,949
Africa	1,924	627	805	351	124	541	49	520	4,941
Other	640	156	7	29	126	67	273	0	1,297
Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

[1] Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

									Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
Germany	200,106	24,099	14,572	2,413	1,451	12,608	10,961	16,444	282,655
Western Europe (excluding Germany)	86,846	37,457	19,991	17,056	5,179	31,296	26,309	58,843	282,978
thereof:									
France	2,675	7,815	2,014	1,273	672	6,585	3,691	11,811	36,536
Luxembourg	5,566	2,186	622	1,735	1,362	3,892	3,976	572	19,912
Netherlands	12,163	6,446	3,179	3,099	863	4,111	6,382	429	36,674
United Kingdom	8,719	8,414	1,817	3,834	942	6,421	5,018	31,403	66,567
Eastern Europe	9,773	1,573	2,173	844	2,177	2,532	390	529	19,991
thereof:									
Poland	6,862	761	215	59	38	867	259	–	9,061
Russia	1,752	463	753	74	1,822	600	–	357	5,822
North America	42,748	67,833	17,212	14,404	6,111	52,298	4,041	92,099	296,745
thereof:									
Canada	572	2,286	1,571	648	499	2,132	165	798	8,672
Cayman Islands	2,294	1,725	486	1,118	313	1,909	154	25,633	33,632
U.S.	35,019	63,067	14,680	12,308	5,113	47,710	3,716	64,532	246,146
Central and South America	4,539	745	1,338	701	364	3,016	129	1,310	12,143
thereof:									
Brazil	1,413	249	712	120	162	1,638	17	349	4,660
Mexico	271	122	34	218	163	279	74	321	1,483
Asia/Pacific	36,151	4,782	9,392	9,081	2,341	23,740	2,286	28,043	115,817
thereof:									
China	8,894	432	788	623	69	1,183	–	2,123	14,113
Japan	848	408	396	3,920	405	5,112	884	16,065	28,038
South Korea	2,150	7	930	515	22	977	65	337	5,004
Africa	1,879	668	932	191	111	552	–	214	4,546
Other	130	44	19	25	52	118	126	–	515
Total	382,171	137,202	65,630	44,716	17,787	126,160	44,242	197,482	1,015,390

[1] Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3] Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[4] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[5] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

The above table gives an overview of our credit exposure by geographical region, allocated based on the counterparty's country of domicile, see also section "Credit Exposure to Certain Eurozone Countries" of this report for a detailed discussion of the "country of domicile view".

Our largest concentration of credit risk within loans from a regional perspective is in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business.

Within the OTC derivatives business, tradable assets as well as repo and repo-style transactions, our largest concentrations from a regional perspective were in Western Europe (excluding Germany) and North America. From the industry perspective, exposures from OTC derivative, tradable assets as well as repo and repo-style transactions have a significant share in highly rated banks and insurance companies. For tradable assets, a large proportion of exposure also with public sector companies.

As of December 31, 2014 our loan book increased to € 411 billion (versus € 382 billion as of December 31, 2013) mainly in North America and Western Europe (excluding Germany) with other, households and manufacturing experiencing largest increases. The increase in loans for Luxembourg is due to ETF related collateral restructuring within CB&S which involved replacing our physical securities exposure by entering into fully funded total returns swaps. The decrease in repo and repo-style transactions (€ 73 billion) was primarily in positions with banks and insurance companies within Western Europe (excluding Germany) and North America coupled with an increase in irrevocable lending commitments (€ 17 billion) mainly in North America. Credit exposure to Russia has decreased by € 1 billion to € 5 billion as a result of successful de-risking and is focused on corporates in strategic important industry sectors. Credit exposure to Ukraine is relatively small at € 370 million.

Credit Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Fundamentals have improved to some extent, with the growth outlook for these economies stabilising, competitiveness improving and external imbalances (i.e., current account deficits) narrowing. This adjustment process has been supported by the ECB's Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which have provided a credible (if untested) backstop and helped to contain funding costs. Although a recent Advocate General Opinion stated that the OMT program should be valid under European law, the Court of Justice of the European Union is not expected to issue a final decision until the summer of 2015. The newly announced Quantitative Easing (QE) programme will also help to lower funding costs across the Eurozone. The effectiveness of these measures so far has limited the contagion to other Eurozone bond markets. This has occurred despite the rising uncertainty around the future of Greece's program following Syriza's election victory in January 2015.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

— In our "risk management view", we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined separately. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a "country of domicile" view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the "risk management" view.
— In our "country of domicile view" we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Dec 31, 2014	Dec 31, 2013
Greece	416	466
Ireland	750	455
Italy	14,808	15,419
Portugal	1,002	708
Spain	8,273	9,886
Total	**25,249**	26,935

Net credit risk exposure is down € 1.7 billion since year-end 2013. This was mainly driven by decreases across Spain and Italy mostly from reductions in our Sovereign exposure, partly offset by increases in Ireland and Portugal mainly driven by higher traded credit positions.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these Eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties' ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[1]	
in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Greece												
Gross	100	52	716	605	1,176	1,338	8	9	34	0	2,033	2,004
Undrawn	0	0	20	18	72	101	3	3	0	0	95	122
Net	89	52	107	23	134	214	3	3	34	0	367	291
Ireland												
Gross	553	765	1,100	721	8,282	6,177	40	48	2,350[2]	1,958[2]	12,325	9,669
Undrawn	0	0	48	6	2,257	1,680	1	1	476[2]	358[2]	2,783	2,045
Net	(21)	175	524	438	5,154	4,537	5	9	2,350[2]	1,951[2]	8,012	7,110
Italy												
Gross	4,673	1,900	5,736	5,232	8,512	8,400	19,330	19,650	1,310	648	39,560	35,830
Undrawn	0	0	952	955	3,064	3,407	199	190	28	2	4,242	4,554
Net	244	1,374	3,431	2,500	5,900	6,529	6,768	6,994	1,229	572	17,573	17,969
Portugal												
Gross	(5)	38	404	257	1,053	1,392	2,023	2,163	205	78	3,680	3,928
Undrawn	0	0	37	36	122	172	31	28	0	0	191	237
Net	(76)	25	357	221	504	849	221	282	205	78	1,210	1,456
Spain												
Gross	696	1,473	2,465	3,349	9,345	9,288	10,585	10,721	840	637	23,931	25,468
Undrawn	0	4	738	662	3,832	3,321	481	521	16	3	5,068	4,510
Net	275	1,452	2,084	2,389	6,834	6,436	1,894	2,060	792	502	11,879	12,839
Total gross	**6,018**	4,228	**10,421**	10,164	**28,368**	26,595	**31,986**	32,591	**4,738**	3,321	**81,530**	76,899
Total undrawn	**0**	4	**1,795**	1,677	**9,348**	8,680	**715**	743	**520**	364	**12,378**	11,468
Total net[3]	**511**	3,078	**6,504**	5,572	**18,526**	18,566	**8,892**	9,347	**4,609**	3,103	**39,041**	39,666

[1] Approximately 56 % of the overall net exposure as of December 31, 2014 will mature within the next five years.
[2] Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.
[3] Total net exposure excludes credit valuation reserves for derivatives amounting to € 300 million as of December 31, 2014 and € 136 million as of December 31, 2013.

Total net exposure to the above selected eurozone countries decreased by € 625 million in 2014 driven largely by reductions in exposure to Spain and Italy, primarily related to sovereign, but also to retail clients, partially offset by higher exposure to financial institutions primarily in Italy.

Aggregate net credit risk to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2014
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	201	182	92	0	85	28	387
Ireland	2,101	2,068	2,707	481	843	1,728	7,827
Italy	10,785	9,775	3,791	672	4,071	3,085	21,393
Portugal	639	588	306	20	36	558	1,507
Spain	5,622	4,983	3,642	231	510	2,015	11,381
Total	19,348	17,595	10,537	1,404	5,545	7,414	42,496

[1] Primarily includes contingent liabilities and undrawn lending commitments.
[2] Excludes equities and other equity interests.
[3] After loan loss allowances.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	240	207	15	5	7	69	302
Ireland	1,342	1,332	2,840	502	800	1,518	6,993
Italy	10,678	9,735	4,143	875	3,559	(176)	18,136
Portugal	686	640	400	34	94	538	1,706
Spain	6,214	5,460	3,386	1,015	510	1,483	11,853
Total	19,159	17,373	10,784	2,431	4,970	3,432	38,990

[1] Primarily includes contingent liabilities and undrawn lending commitments.
[2] Excludes equities and other equity interests.
[3] After loan loss allowances.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Notional amounts			Dec 31, 2014
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	901	(921)	(20)	2
Ireland	4,344	(4,158)	186	4
Italy	41,433	(45,253)	(3,821)	156
Portugal	5,876	(6,173)	(297)	6
Spain	18,061	(17,563)	498	10
Total	70,614	(74,068)	(3,454)	177

	Notional amounts			Dec 31, 2013
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,260	(1,271)	(11)	(1)
Ireland	7,438	(7,321)	117	0
Italy	60,203	(60,370)	(167)	100
Portugal	10,183	(10,432)	(250)	7
Spain	28,452	(27,466)	986	(4)
Total	107,536	(106,860)	675	101

In line with common industry practice, we use credit default swaps (CDS) as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of reference entity to meeting contractual obligations (i.e., interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. While we clearly focus on net risk including hedging/collateral we also review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected.

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the "Credit Risk" section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our "Country Risk" and "Industry Risk" sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries and portfolio de-risking initiatives.

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instruments and underlying assets to neutralize the maturity mismatch.

Our governance framework is intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures, which we consider to have been effective when Cyprus stresses escalated, with close coordination between Risk, Legal, business and other infrastructure functions to promote consistent operational and strategic responses across the Bank.

Overall, we have managed our exposures to GIIPS countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

The amounts below reflect a net "country of domicile view" of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone countries

	Dec 31, 2014				Dec 31, 2013			
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	100	(11)	89	1	52	0	52	2
Ireland	(26)	4	(21)	2	61	114	175	0
Italy	4,600	(4,356)	244	133	1,861	(487)	1,374	116
Portugal	(5)	(71)	(76)	2	38	(12)	25	4
Spain	688	(413)	275	1	1,193	259	1,452	(4)
Total	**5,358**	**(4,848)**	**511**	**139**	3,205	(126)	3,078	118

[1] Includes debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2] The amounts reflect the net fair value (i.e., counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.

The reduction in net sovereign credit exposure compared with year-end 2013 mainly reflects movements from trading debt securities and derivative positions. Net sovereign exposure for Italy declined since year-end 2013 as increases in direct sovereign exposure resulting from reduced short bond positions were more than offset by higher net hedge positions mostly due to lower CDS protection sold. The decrease of our direct sovereign exposure to Spain primarily reflects exposure changes in trading debt securities. The increase in Greece is mainly attributable to derivative positions.

The above mentioned direct sovereign exposure included exposure at amortized cost to sovereigns which, as of December 31, 2014, amounted to € 1.3 billion out of which the carrying value of loans held at amortized cost to sovereigns amounted to € 279 million for Italy and € 580 million for Spain.

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Dec 31, 2014			Dec 31, 2013		
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	20	80	100	52	0	52
Ireland	(22)	0	(22)	67	1	69
Italy	385[2]	3,459	3,844	(1,959)[2]	2,997	1,038
Portugal	(8)	0	(8)	(35)	70	34
Spain	66	20	86	543	22	565
Total	**441**	**3,559**	**4,000**	(1,332)	3,090	1,757

1 Includes the impact of master netting and collateral arrangements.
2 Long sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Dec 31, 2014			Dec 31, 2013		
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)
Greece	0	0	0	0	0	0
Ireland	0	0	0	0	0	0
Italy	77	81	0	97	101	0
Portugal	4	4	0	3	3	0
Spain	0	0	0	0	0	0
Total	**81**	**85**	**0**	101	105	0

Credit Exposure from Lending

Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. An overview of these processes is described in the "Credit Risk" section of this Risk Report.

Loan book categories segregated into a lower, medium and higher risk bucket

	Dec 31, 2014		Dec 31, 2013[1]	
in € m.	Total	thereof: Non-Core	Total	thereof: Non-Core
Lower risk bucket:				
PBC Mortgages	157,099	6,637	154,444	7,372
Investment-Grade/Postbank Non-Retail	30,604	465	30,751	1,077
GTB	77,334	0	72,868	0
Deutsche AWM	39,298	622	33,147	934
PBC small corporates	17,640	140	16,601	280
Government collateralized/structured transactions[2]	40	0	33	0
Corporate Investments	33	33	28	28
Sub-total lower risk bucket	**322,048**	**7,897**	307,871	9,690
Moderate risk bucket:				
PBC Consumer Finance	20,188	412	20,204	796
Asset Finance (Deutsche Bank sponsored conduits)	13,961	2,648	12,728	2,832
Collateralized hedged structured transactions	21,394	3,422	11,470	3,328
Financing of pipeline assets[3]	0	0	375	22
Sub-total moderate risk bucket	**55,543**	**6,482**	44,778	6,977
Higher risk bucket:				
Commercial Real Estate[4]	17,406	1,010	15,832	3,410
Leveraged Finance[5]	4,877	229	4,707	633
Other[6]	10,951	2,432	8,983	2,504
Sub-total higher risk bucket	**33,234**	**3,670**	29,522	6,548
Total loan book	**410,825**	**18,049**	382,171	23,215

1 Prior year numbers were not restated to reflect business segment structure as of December 31, 2014, as it would require a disproportinate effort.
2 Loans largely unwound in March 2013.
3 Thereof vendor financing on loans sold in Leveraged Finance amounting to € 0 million and in Commercial Real Estate amounting to € 0 million as of December 31, 2014 (€ 353 million and € 22 million as of December 31, 2013, respectively).
4 Includes loans from CMBS securitizations. Commercial Real Estate is based on business unit classification, irrespective of counterparty industry classification. The industry contributing most is "Commercial real estate activities" (€ 13.9 billion as of December 31, 2014).
5 Includes loans managed by CPSG.
6 Includes other smaller loans predominantly in our CB&S business division.

Our exposure in collateralized hedged structured transactions increased by € 10 billion at December 31, 2014 compared with prior year-end. This increase is predominantly driven by ETF related collateral restructuring within CB&S which resulted in replacing our physical securities exposure by entering into fully funded total returns swaps.

The majority of our low risk exposures is associated with our PBC retail banking activities. 78 % of our loan book at December 31, 2014 was in the low risk category.

Our higher risk bucket mainly relates to commercial real estate exposures which increased by € 1.6 billion at December 31, 2014 compared with prior year-end. Our credit risk management approach puts strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios.

Impaired loans and allowance for loan losses for our higher-risk loan bucket

	Dec 31, 2014				Dec 31, 2013			
	Total		thereof: Non-Core		Total		thereof: Non-Core	
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	775	321	486	181	1,592	698	1,109	443
Leveraged Finance	48	69	43	29	119	116	0	1
Other	355	188	351	158	403	136	372	127
Total	**1,178**	**578**	**880**	**368**	2,114	951	1,481	570

In 2014, impaired loans as well as allowance for loan losses significantly decreased by 44 % and 39 % respectively, driven by exposure reductions and charge-off of allowances in Commercial Real Estate in NCOU, reflecting among other factors disposals as well as the consolidation of borrowers under IFRS 10.

Credit Exposure Classification

We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

The tables below show our Corporate Credit Exposure by product types and internal rating bands. Please refer to sections "Credit Risk Ratings" and "Rating Governance" for more details about our internal ratings.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – gross

in € m.
(unless stated otherwise)

Ratingband	Probability of default in %[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
							Dec 31, 2014
iAAA–iAA	0.00–0.04	46,493	22,938	6,281	23,068	50,808	149,589
iA	0.04–0.11	44,799	39,336	17,696	9,469	3,371	114,670
iBBB	0.11–0.5	54,167	40,145	20,190	7,810	1,746	124,057
iBB	0.5–2.27	50,183	31,492	11,640	3,926	3,140	100,380
iB	2.27–10.22	19,359	18,924	4,929	2,253	17	45,482
iCCC and below	10.22–100	9,417	1,612	1,352	552	50	12,983
Total		224,418	154,446	62,087	47,078	59,132	547,161

[1] Probability of default on a 12 month basis.
[2] Includes impaired loans mainly in category iCCC and below amounting to € 5.6 billion as of December 31, 2014.
[3] Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[4] Includes the effect of netting agreements and cash collateral received where applicable.

in € m.
(unless stated otherwise)

Ratingband	Probability of default in %[1]	Loans[2]	Irrevocable lending commitments[3,4]	Contingent liabilities	OTC derivatives[5]	Debt securities available for sale	Total
							Dec 31, 2013
iAAA–iAA	0.00–0.04	33,213	19,794	8,318	19,222	35,699	116,246
iA	0.04–0.11	43,193	32,452	19,285	11,934	5,332	112,197
iBBB	0.11–0.5	50,441	39,216	20,234	6,700	1,764	118,354
iBB	0.5–2.27	43,529	28,523	11,604	4,775	920	89,351
iB	2.27–10.22	16,173	15,857	4,382	1,711	443	38,566
iCCC and below	10.22–100	11,076	1,360	1,807	374	85	14,702
Total		197,625	137,202	65,630	44,716	44,242	489,416

[1] Probability of default on a 12 month basis.
[2] Includes impaired loans mainly in category iCCC and below amounting to € 5.9 billion as of December 31, 2013.
[3] Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[4] Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[5] Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure in 2014 of € 57.7 billion or 11.8 %. The increase in loans of € 26.8 billion was mainly attributable to North America and Asia driven by the bank's growth strategy in this region. This includes a significant increase of € 13.3 billion in the strongest rating band, which is mainly driven by collateral restructuring related to ETF business within CB&S. Debt securities available for sale increased by € 14.9 billion mainly driven by a € 12 billion increase in highly liquid securities held in the Group's Strategic Liquidity Reserve. These increases are the result of the ongoing optimization of our liquidity reserves. The increase in debt securities available for sale is almost entirely related to the top rating band. The quality of the corporate credit exposure before risk mitigation has remained stable at 71 % share of investment-grade rated exposures compared to December 31, 2013.

We use risk mitigation techniques as described above to optimize our corporate credit exposure and reduce potential credit losses. The tables below disclose the development of our corporate credit exposure net of collateral, guarantees and hedges.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – net

in € m.
(unless stated otherwise)

Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
							Dec 31, 2014[1]
iAAA–iAA	0.00–0.04	33,582	19,407	4,282	15,843	50,808	123,922
iA	0.04–0.11	29,585	36,137	15,268	3,957	3,370	88,318
iBBB	0.11–0.5	28,354	35,807	16,377	6,487	1,746	88,771
iBB	0.5–2.27	24,635	29,634	7,274	2,746	3,140	67,428
iB	2.27–10.22	8,582	17,514	2,865	2,164	17	31,143
iCCC and below	10.22–100	4,308	1,451	556	552	50	6,917
Total		129,046	139,950	46,622	31,748	59,131	406,498

[1] Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2] Probability of default on a 12 month basis.

in € m.
(unless stated otherwise)

Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
							Dec 31, 2013[1]
iAAA–iAA	0.00–0.04	21,474	16,606	5,589	15,901	35,669	95,238
iA	0.04–0.11	28,001	27,946	15,893	8,183	5,332	85,355
iBBB	0.11–0.5	24,302	33,157	15,410	5,878	1,744	80,491
iBB	0.5–2.27	20,835	24,330	6,814	3,694	912	56,584
iB	2.27–10.22	6,257	14,313	2,535	1,536	443	25,084
iCCC and below	10.22–100	4,947	1,160	781	362	25	7,274
Total		105,815	117,511	47,022	35,554	44,125	350,027

[1] Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2] Probability of default on a 12 month basis.
[3] Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

The corporate credit exposure net of collateral amounted to € 406.5 billion as of December 31, 2014 resulting in a risk mitigation of 26 % or € 140.7 billion compared to the corporate gross exposure. This includes a more significant reduction of 42 % for our loans exposure which includes a reduction by 54 % for the lower rated sub-investment-grade rated loans and 37 % for the higher rated investment-grade loans. The risk mitigation in the weakest rating band was 47 %, which was significantly higher than 17 % in the strongest rating band.

The risk mitigation of € 140.7 billion is split into 31 % guarantees and hedges and 69 % other collateral.

CPSG Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group ("CPSG") helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG's risk reduction activities increased by 13 % from € 33.8 billion as of December 31, 2013, to € 38.2 billion as of December 31, 2014, due to an increase in the notional of loans requiring hedging and an increase in hedges used to manage market risk.

As of year-end 2014, CPSG held credit derivatives with an underlying notional amount of € 6.8 billion. The position totaled € 10.4 billion as of December 31, 2013. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG also mitigated the credit risk of € 31.4 billion of loans and lending-related commitments as of December 31, 2014, through synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 23.4 billion as of December 31, 2013.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 14.1 billion as of December 31, 2014, from € 25.5 billion as of December 31, 2013. By reporting loans and commitments at fair value, CPSG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at amortized cost while derivative hedges are reported at fair value.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.		90 days or more past due as a % of total exposure[1]		Net credit costs as a % of total exposure	
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Consumer credit exposure Germany:	147,647	145,929	1.15	1.23	0.22	0.23
Consumer and small business financing	19,980	20,778	3.93	3.81	1.09	1.04
Mortgage lending	127,667	125,151	0.71	0.81	0.08	0.10
Consumer credit exposure outside Germany	38,761	38,616	5.35	5.38	0.69	0.76
Consumer and small business financing	11,913	12,307	11.19	11.34	1.64	1.75
Mortgage lending	26,848	26,309	2.76	2.60	0.26	0.29
Total consumer credit exposure[2]	**186,408**	184,545	**2.02**	2.10	**0.32**	0.34

[1] Retrospective as per December 31, 2013, the 90 days or more past due volume of Postbank Consumer Credit Exposure Germany was restated by € 626 million (or 0.43 % of total Consumer Credit Exposure in Germany) erroneously not included in prior disclosure.
[2] Includes impaired loans amounting to € 4.4 billion as of December 31, 2014 and € 4.2 billion as of December 31, 2013.

The volume of our consumer credit exposure increased from year-end 2013 to year-end 2014 by € 1.9 billion, or 1.0 %, mainly driven by mortgage lending in Germany which increased by € 2.5 billion; partly offset by decrease of the consumer and small business financing exposure, driven by a sale of acquired receivables at Postbank. Outside Germany, the consumer credit exposure in India increased by € 298 million and in Poland by € 209 million. The credit exposure in Portugal decreased by € 186 million.

The 90 days or more past due ratio of our consumer credit exposure decreased from 2.10 % as per year-end 2013 to 2.02 % as per year-end 2014. The 90 days or more past due ratio in the consumer and small business financing in Germany increased, driven by the aforementioned total volume decrease in the Postbank portfolio, more than compensated for by improved German mortgage lending. The 90 days or more past due ratio in consumer and small business financing outside Germany benefited from a sale of non-performing loans in the third quarter in Italy, while the ratio for Mortgage lending outside Germany increased driven by overdue exposures in Postbank Italy.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.34 % as per year-end 2013 to 0.32 % as per year-end 2014. The slight increase of net credit costs as a percentage of Consumer and small business financing in Germany compared to last year is driven by a higher positive effect from non-performing loan sales in 2013, which was more than compensated for by the favourable environment for our German mortgages business. The decrease of this ratio outside Germany compared to last year is positively impacted from the aforementioned non-performing loan sale in Italy in the third quarter 2014.

Consumer mortgage lending exposure grouped by loan-to-value buckets[1]

	Dec 31, 2014	Dec 31, 2013
≤ 50 %	68 %	69 %
> 50 ≤ 70 %	16 %	16 %
> 70 ≤ 90 %	9 %	9 %
> 90 ≤ 100 %	2 %	2 %
> 100 ≤ 110 %	1 %	1 %
> 110 ≤ 130 %	1 %	1 %
> 130 %	1 %	1 %

[1] When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total exposure divided by the current assessed value of the respective properties. These values are updated on a regular basis. The exposure of transactions that are additionally backed by liquid collaterals is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collaterals. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

The creditor's creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV's, the better the creditor's creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of December 31, 2014, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50 %.

Credit Exposure from Derivatives

Exchange-traded derivative transactions (i.e., futures and options) are regularly settled through a central counterparty, the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions ("OTC clearing"); we thereby benefit from the credit risk mitigation achieved through the central counterparty's settlement system.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") introduced mandatory OTC clearing for certain standardized OTC derivative transactions in 2013, and margin requirements for uncleared OTC derivatives transactions are expected to be phased in from December 2015. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing for certain standardized OTC derivatives transactions is expected to start in the second half of 2015, and margin requirements for uncleared OTC derivative transactions are expected to be phased in from December 2015.

Notional amounts and gross market values of derivative transactions

Dec 31, 2014	Notional amount maturity distribution						
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:							
OTC	16,193,068	13,319,460	8,081,916	37,594,443	439,519	413,696	25,823
Exchange-traded	3,253,648	841,043	714	4,095,406	152	152	(1)
Total Interest rate related	19,446,716	14,160,503	8,082,630	41,689,849	439,671	413,849	25,822
Currency related:							
OTC	4,783,759	1,307,251	609,549	6,700,559	130,775	134,567	(3,792)
Exchange-traded	12,428	103	0	12,531	55	106	(51)
Total Currency related	4,796,187	1,307,354	609,549	6,713,090	130,829	134,673	(3,844)
Equity/index related:							
OTC	1,203,958	203,328	35,678	1,442,964	27,404	31,949	(4,545)
Exchange-traded	499,899	71,213	4,240	575,353	7,406	7,230	176
Total Equity/index related	1,703,857	274,542	39,919	2,018,317	34,810	39,179	(4,369)
Credit derivatives	337,245	935,967	119,549	1,392,760	25,370	23,074	2,296
Commodity related:							
OTC	13,708	2,549	7,115	23,371	2,030	1,804	226
Exchange-traded	89,656	22,218	66	111,939	605	697	(92)
Total Commodity related	103,364	24,766	7,181	135,311	2,635	2,501	134
Other:							
OTC	34,340	8,945	0	43,285	1,017	1,929	(912)
Exchange-traded	9,186	1,037	0	10,223	28	60	(32)
Total Other	43,526	9,982	0	53,509	1,045	1,989	(944)
Total OTC business	22,566,078	15,777,500	8,853,806	47,197,384	626,115	607,019	19,096
Total exchange-traded business	3,864,818	935,614	5,021	4,805,453	8,246	8,246	0
Total	26,430,896	16,713,114	8,858,826	52,002,836	634,361	615,265	19,096
Positive market values after netting and cash collateral received					49,416		

Dec 31, 2013	Notional amount maturity distribution						
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value[1]	Net market value[1]
Interest rate related:							
OTC	13,773,939	16,401,710	10,438,348	40,613,997	333,660	305,152	28,508
Exchange-traded	2,770,393	1,568,462	8,838	4,347,694	387	379	8
Total Interest rate related	16,544,331	17,970,173	10,447,186	44,961,690	334,047	305,531	28,517
Currency related:							
OTC	4,000,994	1,433,173	628,773	6,062,940	96,805	99,182	(2,376)
Exchange-traded	27,390	350	0	27,739	42	60	(18)
Total Currency related	4,028,383	1,433,523	628,773	6,090,679	96,848	99,242	(2,394)
Equity/index related:							
OTC	300,884	237,554	69,688	608,126	26,462	30,534	(4,072)
Exchange-traded	443,280	69,573	3,009	515,862	8,435	5,812	2,623
Total Equity/index related	744,164	307,127	72,697	1,123,988	34,897	36,346	(1,449)
Credit derivatives	363,890	1,599,773	148,388	2,112,051	33,461	32,727	735
Commodity related:							
OTC	39,179	48,227	5,016	92,422	5,615	6,262	(647)
Exchange-traded	149,053	73,469	1,067	223,589	1,993	1,712	280
Total Commodity related	188,233	121,696	6,083	316,012	7,607	7,974	(367)
Other:							
OTC	24,935	12,571	35	37,541	1,727	2,183	(455)
Exchange-traded	8,896	1,226	0	10,122	14	42	(28)
Total Other	33,831	13,797	35	47,663	1,741	2,225	(484)
Total OTC business	18,503,821	19,733,008	11,290,248	49,527,077	497,730	476,038	21,692
Total exchange-traded business	3,399,012	1,713,080	12,914	5,125,006	10,871	8,006	2,866
Total	21,902,833	21,446,088	11,303,162	54,652,083	508,602	484,044	24,557
Positive market values after netting and cash collateral received					50,504		

[1] In 2014, figures for 2013 have been restated by € 3.0 billion (total) erroneously included in prior disclosure.

The following table shows a breakdown of notional amounts of OTC derivative assets and liabilities on the basis of clearing channel.

Notional amounts of OTC derivatives on basis of clearing channel and type of derivative

					Dec 31, 2014[1]
	Bilateral		CCP		
in € m.	Nominal	in %	Nominal	in %	Total
Interest rate related	15,829,914	63 %	21,764,529	98 %	37,594,443
Currency related	6,677,149	27 %	23,410	0 %	6,700,559
Equity/index related	1,442,964	6 %	0	0 %	1,442,964
Credit derivatives	1,069,035	4 %	323,725	1 %	1,392,760
Commodity related	23,352	0 %	19	0 %	23,371
Other	43,285	0 %	0	0 %	43,285
Total	25,085,700	100 %	22,111,683	100 %	47,197,384

[1] Due to the first time disclosure of this table resulting from EDTF recommendations, no prior year information is included in the 2014 reporting.

The notional amount of OTC derivative assets settled through central counterparties amounted to € 12.5 trillion as of December 31, 2013.

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Positive market values or replacement costs of trading derivative transactions (unaudited)

				Dec 31, 2014				Dec 31, 2013
in € m.[1]	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements
Interest rate related	435,569	366,769	52,638	16,161	327,761	269,903	41,253	16,604
Currency related	130,528	102,537	18,004	9,988	99,782	79,101	11,203	9,478
Equity/index related	34,810	27,663	3,417	3,730	34,566	23,542	2,590	8,434
Credit derivatives	25,370	20,587	1,798	2,985	33,216	27,712	1,896	3,609
Commodity related	2,635	1,231	949	456	7,536	4,954	657	1,925
Other	1,045	804	42	199	1,728	1,402	168	158
Total	**629,958**	**519,590**	**76,848**	**33,520**	504,590	406,616	57,767	40,207

[1] Excludes for derivatives qualifying for hedge accounting for December 31, 2014, and December 31, 2013, respectively, € 4.4 billion (€ 4.0 billion) positive market values before netting and collateral or € 566 million (€ 493 million) positive market values after netting and collateral.
[2] Includes € 61.5 billion cash collateral and € 15.3 billion non-cash collateral as of December 31, 2014, and € 47.5 billion cash collateral and € 10.3 billion non-cash collateral as of December 31, 2013.

The above table shows the positive market values after netting and collateral, which represent only 5.3 % of the total IFRS positive market values. Apart from master netting agreements, we have entered into various types of collateral agreements (such as credit support annexes, “CSAs”, to master agreements), with the vast majority being bilateral.

Nominal volumes of credit derivative exposure (unaudited)

					Dec 31, 2014
	Used for own credit portfolio		Acting as intermediary		
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	10,067	418	435,814	416,060	862,359
Credit default swaps – multi name	184	100	259,089	258,356	517,729
Total return swaps	160	30	6,748	5,734	12,672
Total notional amount of credit derivatives	10,411	548	701,650	680,151	1,392,760

[1] Includes credit default swaps on indices and nth-to-default credit default swaps.

					Dec 31, 2013
	Used for own credit portfolio		Acting as intermediary		
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	17,102	2,033	592,523	584,072	1,195,730
Credit default swaps – multi name	25,086	15,715	435,078	429,333	905,213
Total return swaps	34	843	6,282	3,950	11,108
Total notional amount of credit derivatives	42,222	18,590	1,033,883	1,017,356	2,112,051

[1] Includes credit default swaps on indices and nth-to-default credit default swaps.

The tables split the exposure into the part held in the regulatory banking book, which is shown under the heading "used for own credit portfolio" and the part held in the regulatory trading book, referred to as "acting as intermediary". The decrease in credit derivatives is primarily related to our de-risking activities and reduced volumes in the credit derivatives market.

As the replacement values of derivatives portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure the potential future exposure against separate limits. We supplement the potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

The potential future exposure measure which we use is generally given by a time profile of simulated positive market values of each counterparty's derivatives portfolio, for which netting and collateralization are considered. For limit monitoring we employ the 95th quantile of the resulting distribution of market values, internally referred to as potential future exposure ("PFE"). The average exposure profiles generated by the same calculation process are used to derive the so-called average expected exposure ("AEE") measure, which we use to reflect expected future replacement costs within our credit risk economic capital, and the expected positive exposure ("EPE") measure driving our regulatory capital requirements. While AEE and EPE are generally calculated with respect to a time horizon of one year, the PFE is measured over the entire lifetime of a transaction or netting set for uncollateralized portfolios and over an appropriate unwind period for collateralized portfolios, respectively. We also employ the aforementioned calculation process to derive stressed exposure results for input into our credit portfolio stress testing.

The PFE profile of each counterparty is compared daily to a PFE limit profile set by the responsible credit officer. PFE limits are integral part of the overall counterparty credit exposure management in line with other limit types. Breaches of PFE limits at any one profile time point are highlighted for action within our credit risk management process. The EPE is directly used in the customer level calculation of the IRBA regulatory capital under the so-called internal model method ("IMM"), whereas AEE feeds as a loan equivalent into the Group's credit portfolio model where it is combined with all other exposure to a counterparty within the respective simulation and allocation process (see the section "Monitoring and Managing Credit Risk").

Equity Exposure

The table below presents the carrying values of our equity investments according to IFRS definition split by trading and nontrading for the respective reporting dates. We manage our respective positions within our market risk and other appropriate risk frameworks.

Composition of our Equity Exposure

in € m.	Dec 31, 2014	Dec 31, 2013
Trading Equities	69,831	61,393
Nontrading Equities[1]	6,402	5,614
Total Equity Exposure	**76,233**	67,008

[1] Includes equity investment funds amounting to € 338 million as of December 31, 2014 and € 695 million as of December 31, 2013.

As of December 31, 2014, our Trading Equities exposure was mainly comprised of € 65.2 billion from CB&S activities and € 4.6 billion from Deutsche AWM business. Overall Trading Equities increased by € 8.4 billion year on year driven by increased exposure in CB&S (up € 7.5 billion) and Deutsche AWM (up € 0.9 billion).

For details about our Nontrading Equities exposure see the respective section "Equity Investments Held" in our "Nontrading Market Risk" section.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower's contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

			Dec 31, 2014			Dec 31, 2013[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	217,772	177,925	395,697	190,022	175,483	365,506
Past due loans, neither renegotiated nor impaired	1,307	3,652	4,959	1,293	4,446	5,739
Loans renegotiated, but not impaired	349	473	821	388	395	783
Impaired loans	4,990	4,358	9,348	5,922	4,221	10,143
Total	**224,418**	**186,408**	**410,825**	197,625	184,545	382,171

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million and for loans renegotiated, but not impaired by € 112 million erroneously not included in prior disclosure.

Past Due Loans

Loans are considered to be past due if contractually agreed payments of principal and/or interest remain unpaid by the borrower, except if those loans are acquired through consolidation. The latter are considered to be past due if payments of principal and/or interest, which were expected at a certain payment date at the time of the initial consolidation of the loans, are unpaid by the borrower.

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2014	Dec 31, 2013[1]
Loans less than 30 days past due	3,223	3,218
Loans 30 or more but less than 60 days past due	534	857
Loans 60 or more but less than 90 days past due	363	363
Loans 90 days or more past due	898	1,376
Total	**5,018**	5,813

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million, erroneously not included in prior disclosure.

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2014	Dec 31, 2013[1]
Banks and insurance	3	32
Fund management activities	95	4
Manufacturing	141	131
Wholesale and retail trade	159	201
Households	3,388	3,906
Commercial real estate activities	801	895
Public sector	3	6
Other	429	640
Total	**5,018**	5,813

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million, erroneously not included in prior disclosure.

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2014	Dec 31, 2013[1]
Germany	2,410	3,201
Western Europe (excluding Germany)	1,694	2,077
Eastern Europe	143	110
North America	678	345
Central and South America	29	0
Asia/Pacific	63	74
Africa	1	7
Other	0	0
Total	**5,018**	5,813

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million,erroneously not included in prior disclosure.

Our non-impaired past due loans decreased by € 795 million to € 5.0 billion as of December 31, 2014, mainly due to a decrease of loans 90 days or more past due within Postbank of € 343 million, which were partly transferred to collectively assessed impaired loans.

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans

in € m.	Dec 31, 2014	Dec 31, 2013
Financial and other collateral	2,854	3,260
Guarantees received	226	161
Total	**3,080**	3,421

Our aggregated value of collateral held against our non-impaired past due loans as of December 31, 2014 decreased in line with the reduction of non-impaired past due loans compared to prior year.

Renegotiated and Forborne Loans

For economic or legal reasons we might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.

Loans that have been renegotiated in such a way that, for economic or legal reasons related to the borrower's financial difficulties, we granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans and are a subset of forborne loans.

On February 20, 2014, the EBA issued the draft Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013.

During 2014 we introduced the new EBA definition for forbearances replacing the definition of renegotiated and restructured loans. The scope of the new definition goes far beyond the prior definitions applied and now includes those measures to clients which will face financial difficulties. Once the conditions mentioned in the ITS are met, we report the loan as being forborne; we remove the loan from our forbearance reporting, once the discontinuing criteria in the ITS are met.

Forborne Loans

	Dec 31, 2014[1]			
	Performing		Nonperforming	Total forborne loans
in € m.	Nonimpaired	Nonimpaired	Impaired	
German	1,078	276	1,045	2,399
Non-German	951	651	1,902	3,504
Total	2,029	927	2,947	5,903

[1] First time data collection was only practically feasible for 2014 figure.

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event"). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
- a reliable estimate of the loss amount can be made.

Credit Risk Management's loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk Senior Management.

For further details with regard to impaired loans please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting policies regarding impairment loss and allowance for credit losses please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2014			Dec 31, 2013			2014 increase (decrease) from 2013	
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	637	318	50	818	344	42	(181)	8
Private & Business Clients	4,269	2,486	58	4,121	2,519	61	148	(3)
Global Transaction Banking	1,574	995	63	1,662	1,078	65	(88)	(2)
Deutsche Asset & Wealth Management	66	33	50	69	39	56	(3)	(6)
Non-Core Operations Unit	2,803	1,380	49	3,473	1,609	46	(670)	3
thereof: assets reclassified to loans and receivables according to IAS 39	986	518	53	1,007	479	48	(20)	5
Total	**9,348**	**5,212**	**56**	10,143	5,589	55	(795)	1

Impaired loans, allowance for loan losses and coverage ratios by industry

	Impaired Loans			Loan loss allowance				Dec 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	0	0	0	0	0	16	16	N/M
Fund management activities	64	0	64	1	0	5	6	9
Manufacturing	525	232	757	428	126	71	625	83
Wholesale and retail trade	362	229	591	211	148	36	395	67
Households	451	3,299	3,750	370	1,947	85	2,402	64
Commercial real estate activities	1,733	314	2,047	475	39	21	535	26
Public sector	50	0	50	29	0	2	32	63
Other	1,806	284	2,090	849	195	158	1,202	58
Total	4,990	4,359	9,348	2,364	2,455	393	5,212	56

N/M – Not meaningful

Dec 31, 2013

in € m.	Impaired Loans			Loan loss allowance				
	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	45	0	45	3	2	15	20	45
Fund management activities	92	1	93	1	0	3	5	5
Manufacturing	589	222	811	519	111	54	683	84
Wholesale and retail trade	441	220	661	225	107	36	369	56
Households	477	3,194	3,671	298	1,889	113	2,301	63
Commercial real estate activities	2,388	295	2,683	931	26	38	995	37
Public sector	39	0	39	18	0	1	20	51
Other	1,849	289	2,139	861	188	147	1,196	56
Total	5,922	4,221	10,143	2,857	2,324	407	5,589	55

Impaired loans, allowance for loan losses and coverage ratios by region

Dec 31, 2014

in € m.	Impaired Loans			Loan loss allowance				
	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,604	1,896	3,499	740	1,017	116	1,873	54
Western Europe (excluding Germany)	2,683	2,303	4,986	1,302	1,311	128	2,741	55
Eastern Europe	107	152	259	51	125	10	186	72
North America	423	2	425	204	0	70	274	64
Central and South America	2	0	3	3	0	6	9	356
Asia/Pacific	170	5	174	63	1	50	114	65
Africa	0	1	1	0	0	3	4	346
Other	1	0	1	0	0	11	11	N/M
Total	4,990	4,359	9,348	2,364	2,455	393	5,212	56

N/M - Not meaningful

Dec 31, 2013

in € m.	Impaired Loans			Loan loss allowance				
	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,586	1,675	3,261	864	964	149	1,977	61
Western Europe (excluding Germany)	3,469	2,363	5,832	1,624	1,232	158	3,015	51
Eastern Europe	77	175	252	35	128	9	171	68
North America	588	1	590	253	0	41	294	50
Central and South America	32	0	32	27	0	4	32	99
Asia/Pacific	170	4	175	54	1	38	92	53
Africa	0	1	1	0	0	3	3	337
Other	0	0	0	0	0	4	4	0
Total	5,922	4,221	10,143	2,857	2,324	407	5,589	55

Development of Impaired Loans

			Dec 31, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**5,922**	**4,221**	**10,143**	6,129	4,206	10,335
Classified as impaired during the year[1]	2,112	2,181	4,293	4,553	2,939	7,492
Transferred to not impaired during the year[1]	(1,425)	(1,182)	(2,607)	(2,618)	(2,134)	(4,752)
Charge-offs	(1,037)	(613)	(1,651)	(730)	(485)	(1,215)
Disposals of impaired loans	(514)	(254)	(768)	(744)	(293)	(1,037)
Exchange rate and other movements	(68)	6	(62)	(669)	(12)	(680)[2]
Balance, end of year	**4,990**	**4,359**	**9,348**	5,922	4,221	10,143

[1] Include repayments.
[2] Include consolidated items because the Group obtained control over the structured entity borrowers by total € 598 million (as per December 31, 2013).

In 2014 our impaired loans decreased by € 795 million or 7.8 % to € 9.3 billion driven by individually assessed impaired loans and partly offset by a slight increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans is mainly caused by disposals along with a reduction of new impairments mainly in NCOU reflecting impairments booked in the previous years and the consequent de-risking of our book. Our Core bank also contributed to the overall reduction again related to disposals along with lower new impairments in an improving economic environment. The increase in collectively assessed impaired loans results from Postbank's Core business.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) slightly increased from 55 % as of year-end 2013 to 56 % driven by NCOU.

Our impaired loans included € 986 million of loans reclassified to loans and receivables in accordance with IAS 39, down € 20 million from prior year's level.

Provision for loan losses and recoveries by Industry[1]

					2014		2013
	Provision for loan losses before recoveries						
in € m.	for individually assessed loans	for collectively assessed impaired loans	for collectively assessed non-impaired loans	total	Recoveries	Provision for loan losses before recoveries (total)	Recoveries
Banks and insurances	0	0	(1)	(1)	0	40	0
Fund management activities	0	0	1	1	0	(41)	0
Manufacturing	10	31	15	56	11	40	15
Wholesale and retail trade	27	38	2	67	9	105	4
Households	119	589	(18)	690	101	822	120
Commercial real estate activities	187	13	(17)	182	5	732	2
Public sector	8	0	0	8	0	19	0
Other	188	64	14	266	15	505	21
Total	**539**	**735**	**(3)**	**1,270**	**141**	2,222	162

[1] The split of 2014 provisions for loan losses into its components in accounts for CRR Art. 442 g) iii), which was not applicable for reporting periods prior to 2014.

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 76 million as of December 31, 2014 and € 168 million as of December 31, 2013.

Collateral held against impaired loans, with fair values capped at transactional outstandings

in € m.	Dec 31, 2014	Dec 31, 2013
Financial and other collateral	3,215	3,411
Guarantees received	296	763
Total collateral held for impaired loans	**3,511**	4,174

Our total collateral held for impaired loans as of December 31, 2014 decreased in line with the reduction of impaired loans by € 663 million compared to prior year and predominantly for loans held in London and Spain. The coverage ratio including collateral (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed plus collateral held against impaired loans, with fair values capped at transactional outstandings, divided by IFRS impaired loans) slightly decreased to 93 % as of December 31, 2014 compared to 96 % as of December 31, 2013.

Financial assets available for sale

The impairment concept is also applicable for available for sale debt instruments, which are otherwise carried at fair value with changes in fair value reported in other comprehensive income. If an available for sale debt instrument is considered impaired, the cumulative impairment loss reflects the difference between the amortized cost and the current fair value of the instrument. For a detailed discussion of our accounting procedures please refer to Note 1 "Significant Accounting policies and Critical Accounting Estimates".

Impaired financial assets available for sale, accumulated impairments and coverage ratio

in € m.	Dec 31, 2014[1]
Impaired financial assets available for sale	200
Accumulated impairment for financial assets available for sale	68
Impaired financial assets available for sale coverage ratio in %	34

[1] First time data collection was only feasible for 2014 figures.

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use. The commercial and residential real estate collateral obtained in 2014 refers predominantly to our U.S. and Spain exposures.

Collateral obtained during the reporting periods

in € m.	2014	2013
Commercial real estate	21	10
Residential real estate	44	48
Other	0	0
Total collateral obtained during the reporting period	**65**	**58**

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. The year-end amounts in relation to collateral obtained for these trusts were € 6 million for December 31, 2014 and € 4 million for December 31, 2013.

Allowance for Credit Losses

Development of allowance for credit losses

	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			2014
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805
Provision for credit losses	499	631	1,129	(13)	18	4	1,134
thereof: (Gains)/Losses from disposal of impaired loans	(45)	(16)	(61)	0	0	0	(61)
Net charge-offs:	(997)	(512)	(1,509)	0	0	0	(1,509)
Charge-offs	(1,037)	(613)	(1,650)	0	0	0	(1,650)
Recoveries	40	101	141	0	0	0	141
Other changes	5	(2)	3	(4)	10	6	9
Balance, end of year	2,364	2,849	5,212	85	141	226	5,439
Changes compared to prior year							
Provision for credit losses							
Absolute	(878)	(52)	(930)	2	(3)	(1)	(931)
Relative	(64 %)	(8 %)	(45 %)	(14) %	(14 %)	(12 %)	(45 %)
Net charge-offs							
Absolute	(296)	(160)	(456)	0	0	0	(456)
Relative	42 %	45 %	43 %	0 %	0 %	0 %	43 %
Balance, end of year							
Absolute	(494)	117	(376)	(17)	28	11	(366)
Relative	(17 %)	4 %	(7 %)	(17 %)	24 %	5 %	(6 %)

The reduction in 2014 in provisions for loan losses in our individually assessed loan portfolio of € 878 million reflects material reductions across all businesses. The reduction in NCOU was driven by decreased provision for credit losses in IAS39 reclassified and commercial real estate assets, while the performance in our Core bank benefited from increased releases and a non-recurrence of large single name bookings. Provisions for our collectively assessed portfolio decreased compared to prior year reflecting among other factors the ongoing good environment in the German credit market.

The main driver of the increase in charge-offs against our individually assessed loan portfolio was an alignment of processes in Postbank. This alignment resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income. Additionally, higher charge-offs in GTB relating to a single client credit event in the prior year contributed to the overall increase which was partly offset by reductions in charge-offs for IAS 39 reclassified assets. The increase in charge-offs against our collectively assessed loan portfolio mainly related to the disposal of impaired loan portfolios in Italy.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 518 million at the end of 2014, representing 10 % of our total allowance for loan losses, up 8 % from the level at the end of the prior year which amounted to € 479 million (9 % of total allowance for loan losses). This increase was largely driven by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies while additional provisions for loan losses of € 54 million were largely offset by net charge-offs of € 43 million. Compared to 2013, provision for loan losses for IAS 39 reclassified assets dropped by € 319 million and net charge-offs decreased by € 305 million in 2014. Both reductions result from the non-recurrence of large items in the present year compared to high levels in the comparison period.

							2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907
Provision for credit losses	1,377	683	2,060	(15)	21	5	2,065
thereof: (Gains)/Losses from disposal of impaired loans	(19)	(2)	(20)	0	0	0	(20)
Net charge-offs:	(701)	(352)	(1,053)	0	0	0	(1,053)
Charge-offs	(730)	(485)	(1,215)	0	0	0	(1,215)
Recoveries	30	132	162	0	0	0	162
Other changes	(85)	(25)	(110)	0	(3)	(4)	(114)
Balance, end of year	2,857	2,732	5,589	102	114	216	5,805
Changes compared to prior year							
Provision for credit losses							
Absolute	262	70	332	(8)	20	12	344
Relative	24 %	11 %	19 %	119 %	0 %	(177 %)	20 %
Net charge-offs							
Absolute	61	(28)	33	0	0	0	33
Relative	(8 %)	9 %	(3 %)	0 %	0 %	0 %	(3 %)
Balance, end of year							
Absolute	591	306	897	(16)	17	1	898
Relative	26 %	13 %	19 %	(13 %)	18 %	1 %	18 %

2013 increase of provision for loan losses in our individually assessed loan portfolio is a result of a single client credit event recorded in GTB, increased provisioning for shipping exposure recorded in CB&S and higher charges in NCOU driven by single client items amongst others related to the European commercial real estate sector. The increase in our collectively assessed loan portfolio was driven by NCOU. This increase was partly offset by reductions in our Core business mainly reflecting an improved credit environment in the German retail market compared to prior year. Our overall provisions for off-balance sheet positions increased by € 12 million compared with previous year driven by GTB as a result of increased collectively assessed allowances amongst other driven by volume increase.

Our allowance for loan losses for IAS 39 reclassified assets amounted to € 479 million as at year end 2013, representing 9 % of our total allowance for loan losses, slightly down from € 489 million (10 % of total allowance for loan losses) at prior year end. The slight reduction in 2013 was a result of reductions due to € 349 million charge-offs and € 35 million other changes overcompensating increases due to an additional provision for loan losses of € 373 million. Compared to prior year, provision for loan losses for IAS 39 reclassified assets decreased by € 43 million in 2013 (to € 373 million from € 415 million) driven by reductions across portfolios apart from commercial real estate. Net charge-offs related to IAS 39 reclassified assets slightly increased by € 18 million to € 349 million in 2013 from € 331 million in 2012 caused by a small number of charge-offs in the commercial real estate sector (subsequent to the partial charge-off, the respective borrowers have been consolidated due to the Group obtaining control over the structured entity borrower during the second and third quarters of 2013).

Derivatives – Credit Valuation Adjustment

We establish a counterparty Credit Valuation Adjustment ("CVA") for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

We recorded € 209 million in CVAs against our aggregate monoline exposures as of December 31, 2014, flat compared with € 209 million as of December 31, 2013. For more details about CVAs for monoline counterparties, please refer to section "Financial position – Exposure to Monoline Insurers".

Treatment of Default Situations under Derivatives

Unlike standard loan assets, we generally have more options to manage the credit risk in our derivatives transactions when movement in the current replacement costs or the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivate transactions at short notice.

The master agreements for OTC derivative transactions executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty's default or to other circumstances which indicate a high probability of failure. We have less comfort under the rules and regulations applied by clearing CCPs, which rely primarily on the clearing members default fund contributions and guarantees and less on the termination and close-out of contracts, which will be considered only at a later point in time after all other measures failed. Considering the severe systemic disruptions to the financial system, that could be caused by a disorderly failure of a CCP, the Financial Stability Board ("FSB") recommended in October 2014 to subject CCPs to resolution regimes that apply the same objectives and provisions that apply to global systematically important banks (G-SIBs).

Our contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When our decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Wrong-way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Article 291(2) and (4) CRR we, excluding Postbank, had established a monthly process to monitor several layers of wrong-way risk (specific wrong-way risk, general explicit wrong-way risk at country/industry/region levels and general implicit wrong-way risk, whereby exposures arising from transactions subject to wrong-way risk are automatically selected and presented for comment to the responsible credit officer. A wrong-way risk report is then sent to Credit Risk senior management on a monthly basis. In addition, we, excluding Postbank, utilized our established process for calibrating our own alpha factor (as defined in Article 284 (9) CRR) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

Counterparty Credit Risk: Regulatory Assessment

The following section on "Counterparty Credit Risk: Regulatory Assessment" presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section, which ends with the beginning of section "Securitization", is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

General Considerations for the Regulatory Assessment of Counterparty Risk

As a general rule, we applied the advanced IRBA for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin.

A prerequisite for the development of rating methodologies and the determination of risk parameters is a proper definition, identification and recording of the default event of a customer. We apply a default definition in accordance with the requirements of Article 178 CRR as confirmed by the BaFin as part of the IRBA approval process.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes excluding for exposures in Postbank. Thereof, 37 rating systems were authorized in December 2007; a further 31 followed until year end 2014. Overall they cover all of our material exposures, excluding Postbank, in the advanced IRBA eligible exposure classes "central governments and central banks", "institutions", "corporates", and "retail".

At Postbank, the retail portfolio is also assigned to the advanced IRBA based on respective BaFin approvals Postbank received and the fact that we have an advanced IRBA status. Moreover, during 2014 Postbank obtained BaFin approvals for one Postbank specific rating system as well as nine rating systems already applied at Group level to start applying the advanced IRBA within the exposure classes "institutions" and "corporates" subsequent to respective audit processes. For a significant portion of Postbank's remaining IRBA eligible credit portfolio we apply the foundation IRBA based on respective BaFin approvals Postbank received in recent years.

In summary, the approvals Postbank obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of eight internally developed rating systems for regulatory capital calculation purposes under the IRBA and the use of nine rating systems already used at Group level. Overall they cover Postbank's material exposures in the advanced IRBA eligible exposure class "retail" as well as Postbank's material exposures in the advanced and foundation IRBA eligible exposure classes "central governments and central banks", "institutions" and "corporates".

When referring to RWA and EAD as of December 31, 2014 in the following tables, we generally report according to the CRR/CRD 4 transitional rules if not stated otherwise.

Details of the advanced IRBA and the advanced IRBA exposures are provided in sections "Advanced Internal Ratings Based Approach" and "Advanced IRBA Exposure". The foundation IRBA and the foundation IRBA exposures are discussed in Sections "Foundation Internal Ratings Based Approach" and "Foundation IRBA Exposure".

As an IRBA institution, we are required to treat specific equity positions and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory defined IRBA risk weights are applied. Our specialized lending exposures reported under the foundation IRBA also receive regulatory risk weights.

At Group level excluding Postbank, we assign a few remaining advanced IRBA eligible portfolios of small size temporarily to the standardized approach. With regard to these, an implementation plan and approval schedule have been set up and agreed with the Bundesbank, the BaFin and the ECB. A portion of Postbank's IRBA eligible portfolios is also still temporarily assigned to the standardized approach. During 2014, the implementation plans for the Group excluding Postbank and for Postbank have been combined to an overall Group level implementation plan with a combined approval schedule set up and agreed with the BaFin and the Bundesbank.

Details of the standardized approach and the standardized approach exposures are discussed in the Section "Standardized Approach".

Our advanced IRBA coverage ratio, excluding Postbank, exceeded, with 96,5 % by exposure value ("EAD") as well as with 93 % by RWA as of December 31, 2014, the European regulatory requirement, remaining nearly unchanged from the levels at December 31, 2013 (96,7 % EAD and 93 % by RWA), using applicable measures according to Section 11 SolvV. These ratios excluded the exposures permanently assigned to the standardized approach (according to Article 150 CRR), other IRBA exposure as well as securitization positions. The regulatory minimum requirements with regard to the respective coverage ratio thresholds have been met at all times. Subsequent to the combination of the implementation plans for the Group excluding Postbank and Postbank the overall Group-wide advanced IRBA coverage ratios have also been established. They were measured according to Section 11 SolvV and were well above the regulatory defined initial thresholds during 2014.

The following table provides an overview of our credit risk exposure broken down by model approaches and business division.

The line item "Other" in Advanced IRBA reflects EAD from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item "central governments and central banks" includes exposures to regional governments or local authorities, public sector entities, multilateral developments banks and international organizations. "Other" in the Standardized Approach includes EAD from exposures secured by mortgages on immovable property, exposures in default, items associated with particular high risk, covered bonds, claims on institutions and corporates with a short-term credit assessment, collective investments undertakings (CIU), equity positions (grandfathered), securitization positions in the banking book and other items.

EAD net by model approach and business division

							Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk							
Advanced IRBA	298,982	225,016	115,780	50,954	20,890	8,248	719,868
Central governments and central banks	58,284	989	30,048	1,694	390	574	91,978
Institutions	41,988	7,651	10,662	1,000	1,497	297	63,095
Corporates	151,859	19,570	72,600	46,275	11,970	1,239	303,513
Retail	823	188,652	112	1,604	1,936	0	193,127
Other	46,028	8,154	2,359	380	5,097	6,138	68,156
Foundation IRBA	2,410	7,708	142	0	10	0	10,269
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,410	7,708	142	0	10	0	10,269
Standardized Approach	84,565	31,721	15,734	3,767	8,702	26,572	171,060
Central governments or central banks	48,777	19,474	7,910	264	565	185	77,175
Institutions	29,195	2,973	98	20	32	173	32,491
Corporates	5,323	1,522	5,720	1,529	1,340	548	15,982
Retail	10	5,761	743	64	1,523	24	8,124
Other	1,260	1,990	1,264	1,891	5,243	25,641	37,288
Risk exposure amount for default funds contributions	1,531	62	1	0	2	0	1,595
Total	387,487	264,506	131,656	54,720	29,603	34,820	902,793

The table below shows the credit risk exposures before credit risk mitigation, the average amount of the exposures and RWA broken down by model approach and regulatory exposure class. The EAD as defined for regulatory purposes is presented on a gross basis, i.e. information for exposures covered by guarantees or credit derivatives is assigned to the exposure class of the original counterparty. The average EAD is calculated over the last four quarter of this fiscal year. In contrast to the EAD gross the RWA is shown after credit risk mitigation.

EAD gross, average EAD gross and RWA by model approach and exposure class

			Dec 31, 2014
in € m.	EAD gross	Average EAD gross	RWA
Advanced IRBA			
Central governments and central banks	85,182	91,911	5,385
Institutions	61,785	67,954	13,869
Corporates	311,791	295,878	101,533
thereof: SMEs	21,661	7,200	6,040
Retail	192,891	191,604	38,867
thereof:			
Secured by real estate SME	1,093	3,860	327
Secured by real estate non-SME	155,145	150,999	24,863
Qualifying revolving	4,417	4,376	532
Other SME	3,159	3,562	973
Other non-SME	29,078	28,807	12,172
Equity	4,318	4,056	12,216
Securitization positions	53,670	49,804	13,296
Other non-credit obligation assets	10,168	7,638	14,258
Total advanced IRBA	**719,805**	**708,845**	**199,422**
Foundation approach			
Central governments and central banks	0	2	0
Institutions	0	1,230	0
Corporates	10,358	14,010	5,490
thereof: SMEs	235	115	83
Total foundation approach	**10,359**	**15,242**	**5,491**
Standardized approach			
Central governments or central banks	40,445	45,438	0
Regional governments or local authorities	18,322	18,231	7
Public sector entities	10,182	9,185	107
Multilateral development banks	4,931	2,585	0
International organizations	2,357	1,438	0
Institutions	32,449	29,759	810
Corporates	16,381	19,961	11,759
thereof: SMEs	1,399	1,519	1,125
Retail	8,613	8,444	5,697
thereof: SMEs	690	787	357
Secured by mortgages on immovable property	3,956	4,448	1,345
thereof: SMEs	9	6	4
Exposures in default	3,423	3,566	4,275
Items associated with particular high risk	161	219	229
Covered bonds	22	25	2
Claims on institutions and corporates with a short-term credit assessment	0	0	0
Collective investments undertakings (CIU)	25,262	23,892	9,046
Equity	2,707	2,563	2,707
Other items	419	311	350
Securitization positions	1,404	1,950	1,188
Total standardized approach	**171,034**	**172,016**	**37,522**
Risk exposure amount for default funds contributions	**1,595**	**1,587**	**1,693**
Total	**902,793**	**897,690**	**244,128**
thereof counterparty credit risk from			
Derivatives	122,742	115,728	37,690
Securities financing transactions	44,208	54,357	3,427

The following three tables set out the distribution of the credit risk portfolio by model approach and regulatory exposure class before credit risk mitigation into geographical region, industry and residual maturity.

EAD gross by model approach, exposure class and geographical region

									Dec 31, 2014
in € m.	Germany	Western Europe (excluding Germany)	Eastern Europe	North America	Central and South America	Asia/ Pacific	Africa	Other	Total
Advanced IRBA									
Central governments and central banks	0	5,983	3,579	54,008	1,405	13,060	1,135	6,011	85,182
Institutions	7,411	25,959	620	12,873	2,042	9,355	450	3,075	61,785
Corporates	42,305	86,364	6,331	107,428	6,207	48,578	2,643	11,935	311,791
thereof: SMEs	2,229	3,739	1,510	2,185	288	9,930	322	1,459	21,661
Retail	160,601	26,101	5,719	100	126	98	77	71	192,891
thereof:									
Secured by real estate SME	23	739	327	2	0	0	1	1	1,093
Secured by real estate non-SME	133,332	16,795	4,799	69	19	67	14	49	155,145
Qualifying revolving	4,351	38	5	5	5	7	2	3	4,417
Other SME	291	2,529	336	1	0	2	0	0	3,159
Other non-SME	22,601	5,999	254	23	102	22	60	18	29,078
Equity	934	241	0	383	4	2,614	4	138	4,318
Securitization positions	3,459	12,568	592	22,023	273	14,194	33	528	53,670
Other non-credit obligation assets	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	10,168
Total advanced IRBA	214,710	157,216	16,841	196,814	10,057	87,899	4,343	21,758	719,805
Foundation approach									
Central governments and central banks	0	0	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0	0	0
Corporates	6,379	2,487	223	645	50	108	8	459	10,358
thereof: SMEs	201	32	1	0	0	1	0	0	235
Total foundation approach	6,380	2,487	223	645	50	108	8	458	10,359
Standardized approach									
Central governments or central banks	10,895	29,467	49	15	0	0	0	20	40,445
Regional governments or local authorities	17,993	329	0	0	0	0	0	0	18,322
Public sector entities	9,430	719	0	32	0	0	0	0	10,182
Multilateral development banks	0	724	0	0	0	0	0	4,207	4,931
International organizations	0	0	0	0	0	0	0	2,357	2,357
Institutions	6,501	12,830	1	10,064	627	2,326	0	101	32,449
Corporates	2,504	10,840	206	1,556	147	788	94	244	16,381
thereof: SMEs	90	1,287	11	0	0	3	0	7	1,399
Retail	2,345	5,088	411	143	0	616	0	10	8,613
thereof: SMEs	43	637	8	0	0	0	0	2	690
Secured by mortgages on immovable property	258	3,263	24	4	0	251	0	156	3,956
thereof: SMEs	6	2	0	0	0	0	0	0	9
Exposures in default	651	1,905	13	665	1	185	0	4	3,423
Items associated with particular high risk	1	136	0	0	0	0	0	24	161
Covered bonds	22	0	0	0	0	0	0	0	22
Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0	0	0	0
Collective investments undertakings (CIU)	16,431	7,108	0	1,630	28	66	0	0	25,262
Equity	295	1,593	0	611	0	79	0	129	2,707
Other items	88	327	0	5	0	0	0	0	419
Securitization positions	294	646	0	464	0	0	0	0	1,404
Total standardized approach	67,708	75,042	704	15,189	803	4,311	94	7,184	171,034
Risk exposure amount for default funds contributions	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	1,595
Total	288,798	234,744	17,768	212,648	10,910	92,317	4,445	29,400	902,793
Thereof counterparty credit risk from									
Derivatives	12,831	53,911	1,290	38,924	2,034	10,726	689	2,337	122,742
Securities financing transactions	1,056	15,242	1,160	18,534	1,499	3,436	393	2,887	44,208

N/M – Not meaningful

EAD gross by model approach, exposure class and industry

Dec 31, 2014

in € m.	Banks and in-surance	Fund manage-ment activities	Manu-factoring	Whole-sale and retailtrade	House-holds	Com-mercial real estate activites	Public sector	Other	Total
Advanced IRBA									
Central governments and central banks	66,993	49	0	0	0	0	12,068	6,072	85,182
Institutions	49,192	364	465	221	0	129	2,072	9,342	61,785
Corporates	25,334	8,889	45,262	19,952	31,536	23,758	1,328	155,731	311,791
thereof: SMEs	13,691	205	2,519	938	232	256	4	3,814	21,661
Retail	2	38	1,989	2,108	171,826	12,519	3	4,405	192,891
thereof:									
Secured by real estate SME	0	0	0	0	642	451	0	0	1,093
Secured by real estate non-SME	0	0	0	0	143,497	11,647	0	1	155,145
Qualifying revolving	0	0	0	0	4,417	0	0	0	4,417
Other SME	0	0	1,020	890	490	55	1	704	3,159
Other non-SME	2	38	969	1,218	22,781	366	3	3,701	29,078
Equity	93	22	7	16	0	155	0	4,025	4,318
Securitization positions	950	17,521	0	0	672	340	156	34,032	53,670
Other non-credit obligation assets	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	10,168
Total advanced IRBA	142,563	26,883	47,723	22,298	204,034	36,901	15,628	213,607	719,805
Foundation approach									
Central governments and central banks	0	0	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0	0	0
Corporates	127	25	1,961	3,545	314	1,238	1	3,148	10,358
thereof: SMEs	0	0	115	107	0	0	0	13	235
Total foundation approach	128	25	1,961	3,545	314	1,238	1	3,147	10,359
Standardized approach									
Central governments and central banks	10,174	2	0	0	0	0	29,476	793	40,445
Regional governments or local authorities	0	0	0	50	0	59	17,593	620	18,322
Public sector entities	6,697	0	0	42	0	8	2,258	1,176	10,182
Multilateral development banks	724	0	0	0	0	0	4,207	0	4,931
International organizations	1,602	0	0	0	0	0	0	755	2,357
Institutions	1,090	2	0	0	0	0	0	31,357	32,449
Corporates	175	1,650	1,356	1,873	364	1,933	38	8,991	16,381
thereof: SMEs	10	0	177	345	10	275	0	581	1,399
Retail	0	0	105	210	7,286	464	0	546	8,613
thereof: SMEs	0	0	71	175	50	58	0	336	690
Secured by mortgages on immovable property	0	0	0	4	3,428	368	0	156	3,956
thereof: SMEs	0	0	0	0	1	2	0	0	3
Exposures in default	147	9	224	138	911	583	5	1,407	3,423
Items associated with particular high risk	0	0	5	10	100	8	0	38	161
Covered bonds	22	0	0	0	0	0	0	0	22
Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0	0	0	0
Collective investments undertakings (CIU)	0	0	9	0	0	0	1,569	23,684	25,262
Equity	1,354	15	25	1	0	137	14	1,161	2,707
Other items	84	0	0	0	0	0	0	335	419
Securitization positions	5	514	0	0	784	0	0	101	1,404
Total standardized approach	22,076	2,191	1,724	2,329	12,873	3,559	55,161	71,120	171,034
Risk exposure amount for default funds contributions	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	1,595
Total	164,767	29,099	51,408	28,172	217,222	41,699	70,789	287,874	902,793
Thereof counterparty credit risk from									
Derivatives	21,586	6,133	4,073	1,776	1,348	2,826	9,046	75,955	122,742
Securities financing transactions	16,710	184	18	6	420	131	85	26,654	44,208

N/M – Not meaningful

EAD gross by model approach, exposure class and residual maturity

						Dec 31, 2014
in € m.	Up to one month	Over 1 month to not more than 1 year	Over 1 year to not more than 2 years	Over 2 years to not more than 5 years	Over 5 years	Total
Advanced IRBA						
Central governments and central banks	60,299	9,280	1,408	14,010	184	85,182
Institutions	13,513	23,081	6,503	18,509	179	61,785
Corporates	38,426	106,617	32,795	129,733	4,220	311,791
thereof: SMEs	4,063	10,459	1,627	4,924	588	21,661
Retail	10,981	6,136	4,526	16,573	154,675	192,891
thereof:						
Secured by real estate SME	2	3	6	98	985	1,093
Secured by real estate non-SME	1,558	2,712	2,761	8,359	139,755	155,145
Qualifying revolving	4,238	179	0	0	0	4,417
Other SME	821	1,067	182	759	331	3,159
Other non-SME	4,363	2,174	1,577	7,359	13,605	29,078
Equity	1	44	22	3,573	678	4,318
Securitization positions	1,445	4,313	1,738	20,684	25,490	53,670
Other non-credit obligation assets	N/M	N/M	N/M	N/M	N/M	10,168
Total advanced IRBA	124,666	149,470	46,994	203,082	185,425	719,805
Foundation approach						
Central governments and central banks	0	0	0	0	0	0
Institutions	0	0	0	0	0	0
Corporates	524	880	261	3,026	5,668	10,358
thereof: SMEs	23	5	1	28	178	235
Total foundation approach	524	880	261	3,026	5,669	10,359
Standardized approach						
Central governments or central banks	9,569	2,175	4,706	23,995	0	40,445
Regional governments or local authorities	468	7,052	1,253	6,087	3,462	18,322
Public sector entities	129	817	1,463	7,551	222	10,182
Multilateral development banks	17	54	247	4,614	0	4,931
International organizations	0	51	123	2,184	0	2,357
Institutions	1,854	7,610	9,679	13,232	73	32,449
Corporates	2,460	3,625	1,812	7,919	565	16,381
thereof: SMEs	355	170	89	734	51	1,399
Retail	1,430	881	400	2,285	3,617	8,613
thereof: SMEs	182	30	52	404	22	690
Secured by mortgages on immovable property	125	920	146	745	2,020	3,956
thereof: SMEs	0	0	0	6	3	9
Exposures in default	842	463	212	1,561	345	3,423
Items associated with particular high risk	14	13	33	53	48	161
Covered bonds	22	0	0	0	0	22
Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0
Collective investments undertakings (CIU)	9	0	0	17,836	7,417	25,262
Equity	0	480	6	2,143	78	2,707
Other items	5	35	22	242	116	419
Securitization positions	19	67	165	436	716	1,404
Total standardized approach	16,964	24,242	20,265	90,884	18,679	171,034
Risk exposure amount for default funds contributions	N/M	N/M	N/M	N/M	N/M	1,595
Total	142,153	174,592	67,519	296,992	209,774	902,793
Thereof counterparty credit risk from						
Derivatives	265	33,504	23,697	63,770	1,506	122,742
Securities financing transactions	29,488	10,566	1,621	2,533	0	44,208

N/M – Not meaningful

Advanced Internal Ratings Based Approach

The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk and allows us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default ("PD"), the loss given default ("LGD") and the maturity ("M") driving the regulatory risk-weight and the credit conversion factor ("CCF") as part of the regulatory exposure at default ("EAD") estimation. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

The probability of default for customers is derived from our internal rating systems. We assign a probability of default to each relevant counterparty credit exposure as a function of a transparent and consistent 21-grade master rating scale for all of our exposure excluding Postbank. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for counterparts in the exposure classes "Central governments and central banks", "Institutions" and "Corporates" with the exception of small- and medium-sized entities. For the latter as well as for the retail segment statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modeling techniques, such as logistic regression. In line with Article 174 CRR, these models are complemented by human judgment and oversight to review model-based assignments and are intended to ensure that the models are used appropriately. When we assign our internal risk ratings, it allows us to compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible, as our internal rating scale has been designed to principally correspond to the external rating scales from rating agencies. For quantitative information regarding our advanced and foundation IRBA exposure based on a rating grade granularity which corresponds to the external Standard & Poor's rating equivalents please refer to the section "Advanced IRBA Exposure" and "Foundation IRBA Exposure".

Although different rating methodologies are applied to the various customer segments in order to properly reflect customer-specific characteristics, they all adhere to the same risk management principles. Credit process policies provide guidance on the classification of customers into the various rating systems. For more information regarding the credit process and the respective rating methods used within that process, please refer to Sections "Credit Risk Ratings" and "Rating Governance".

Postbank also assigns a probability of default to each relevant counterparty credit exposure as a function of an internal rating master scale for its portfolios. The ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria. These rating models are internally developed statistical scoring or rating models based on internal and external information relating to the borrower and use statistical procedures to evaluate a probability of default. The resulting score or probability of default is then mapped to Postbank's internal rating master scale.

We apply internally estimated LGD factors as part of the advanced IRBA capital requirement calculation as approved by the BaFin. LGD is defined as the likely loss intensity in case of a counterparty default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a customer's probability of default. The LGD models ensure that the main drivers for losses (i.e., different levels and quality of collateralization and customer or product types or seniority of facility) are reflected in specific LGD factors. In our LGD models, except Postbank, we assign collateral type specific LGD parameters to the collateralized exposure (collateral value after application of haircuts). Moreover, the LGD for uncollateralized exposure cannot be below the LGD assigned to collateralized exposure and regulatory floors (10 % for residential mortgage loans) are applied.

As part of the application of the advanced IRBA we apply specific CCFs in order to calculate an EAD value. Conceptually the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. For advanced IRBA calculation purposes we apply the general principles as defined in Article 166

CRR to determine the EAD of a transaction. In instances, however, where a transaction outside of Postbank involves an unused limit a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the current utilization. When a transaction involves an additional contingent component (i.e., guarantees) a further percentage share (usage factor) is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. Where allowed under the advanced IRBA, the CCFs are internally estimated. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider customer and product type specifics. As part of the approval process, the BaFin assessed our CCF models and stated their appropriateness for use in the process of regulatory capital requirement calculations.

Overall Postbank has similar standards in place to apply the advanced IRBA to its retail portfolios as well as to the advanced IRBA covered institution and corporate portfolios using internally estimated default probabilities, loss rates and conversion factors as the basis for calculating minimum regulatory capital requirements.

For the majority of derivative counterparty exposures as well as securities financing transactions ("SFT") we, excluding Postbank, make use of the internal model method ("IMM") in accordance with Article 283 et seq. CRR and Section 18 et. seq. SolvV. In this respect securities financing transactions encompass repurchase transactions, securities or commodities lending and borrowing as well as margin lending transactions (including prime brokerage). The IMM is a more sophisticated approach for calculating EAD for derivatives and SFT, again requiring prior approval from the BaFin before its first application. By applying this approach, we build our EAD calculations on a Monte Carlo simulation of the transactions' future market values. Within this simulation process, interest and foreign exchange rates, credit spreads, equity and commodity prices are modeled by stochastic processes and each derivative and securities financing transaction is revalued at each point of a pre-defined time grid by our internally approved valuation routines. As the result of this process, a distribution of future market values for each transaction at each time grid point is generated. From these distributions, by considering the appropriate netting and collateral agreements, we derive the exposure measures potential future exposure ("PFE"), average expected exposure ("AEE") and expected positive exposure ("EPE") mentioned in section "Counterparty Credit Risk from Derivatives". The EPE measure evaluated on regulatory eligible netting sets defines the EAD for derivative counterparty exposures as well as for securities financing transactions within our regulatory capital calculations for the great majority of our derivative and SFT portfolio, while applying an own calibrated alpha factor in its calculation, floored at the minimum level of 1.2. For December 31, 2014, the alpha factor was calibrated to 1.11 and thus the floor was applied. For the small population of transactions for which a simulation cannot be computed or is subject to regulatory restrictions (such as for those with risk factors not approved by BaFin or for specific wrong-way risk), the EAD used is derived from the Mark-to-Market method according to Article 274 CRR.

For our derivative counterparty credit risk resulting from Postbank we also apply the Mark-to-Market method according to Article 274 CRR, i.e., we calculate the EAD as the sum of the net positive fair value of the derivative transactions and the regulatory add-ons. As the EAD derivative position resulting from Postbank is less than 1 % in relation to our overall counterparty credit risk position from derivatives we consider Postbank's derivative position to be immaterial.

Advanced IRBA – Model Validation

As an important element of our risk management framework we regularly validate our rating methodologies and credit risk parameters. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD, LGD and EAD analyzes the predictive power of those parameters when compared against historical default and loss experiences.

According to our standards, and in line with the CRR-defined minimum requirements, the parameters PD, LGD and EAD are reviewed annually. The validation process for parameters as used by us excluding Postbank is coordinated and supervised by a validation committee composed of members from Finance, Risk Analytics & Living Wills and Credit Risk Management. Risk parameter validations consist of quantitative analyses of internal historical data and are enriched by qualitative assessments in case data for validation is not statistically sufficient for reliable validation results. A recalibration of specific parameter settings is triggered based on validation results if required. In addition to annual validations, ad hoc reviews are performed where appropriate as a reaction to quality deterioration at an early stage due to systematic changes of input factors (i.e., changes in payment behaviour) or changes in the structure of the portfolio.

Analogously at Postbank the results of the estimations of the input parameters PD, CCF and LGD are reviewed annually. Postbank's model validation committee is responsible for supervising the annual validation process of all models. Via a cross committee membership Deutsche Bank senior managers join Postbank committees and vice versa, to promote joint governance.

The reviews conducted in 2014 for advanced IRBA rating systems triggered recalibrations as shown in the table below. Changes in overall counts of parameters are due to newly approved rating systems or due to changes in granularity in existing risk parameter assignment and include Postbank. None of the recalibrations individually nor the impact of all recalibrations in the aggregate materially impacted our regulatory capital requirements.

Validation results for risk parameters used in our advanced IRBA

						2014
		PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %
Appropriate	166	86.4	138	74.6	59	57.1
Overly conservative	2	0.1	2	9.4	14	42.9
Progressive	16	13.5	22	16.0	1	0.0
Total	184	100.0	162	100.0	74	100.0
Thereof already recalibrated and introduced in 2014						
Overly conservative	0	0.0	2	9.4	1	0.1
Progressive	5	10.8	0	0.0	0	0.0
Total	5	10.8	2	9.4	1	0.1

						2013
		PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %
Appropriate	136	80.8	150	87.3	50	52.2
Overly conservative	8	7.9	6	7.5	21	43.6
Progressive	10	11.3	6	5.1	8	4.2
Total	**154**	**100.0**	**162**	**100.0**	**79**	**100.0**
Thereof already recalibrated and introduced in 2013						
Overly conservative	3	5.2	2	1.0	7	38.6
Progressive	6	6.9	4	5.1	4	3.5
Total	9	12.1	6	6.0	11	42.1

Individual risk parameter settings are classified as appropriate if no recalibration was triggered by the validation and thus the application of the current parameter setting is continued since still sufficiently conservative. A parameter classifies as overly conservative or progressive if the validation triggers a recalibration analysis leading to a potential downward or upward change of the current setting, respectively. The breakdown for PD, LGD and EAD is presented by number as well as by the relative EAD attached to the respective parameter as of December 31, 2014 and December 31, 2013.

The validations during 2014 largely confirmed our parameter settings. Negatively validated PD parameters with high materiality were caused by two rating systems. One Postbank rating system contributed around 5.4 % of EAD, and the PD parameter was classified as too progressive and the LGD parameter is overly conservative. Both parameters had already been amended. One Deutsche Bank rating system contributed to approximately

3.9 % of EAD. The progressive PD parameters were already mitigated by re-rating of affected exposures which has already begun in 2013. A Postbank rating system contributing around 4 % of EAD the LGD parameter was classified as, after an increase in 2013, overly conservative and was accordingly recalibrated. The LGD parameter for one Deutsche Bank rating system contributed around 7.7 % of EAD was classified as too progressive. A recalibration is scheduled for the second quarter 2015. In addition, one LGD parameter contributing approximately 6.2 % of EAD proved to be too progressive and one EAD parameter contributing 4.7 % of the free limit was classified as overly conservative. Both parameters are used in the Bank and are scheduled for recalibration in the second quarter 2015. One EAD parameter used in the Bank contributing around 37.7 % of the free limit was overly conservative. It was reduced by 3 %-points in 2013 still keeping a high level of conservatism and a further reduction of the parameter is not planned. All other negatively validated parameters are only applied to smaller portfolios.

Out of the 57 risk parameters, where a change was suggested during 2014 following their validation, 8 were already amended in 2014. Out of the remaining 49 parameter changes 45 are scheduled for implementation in the first half of 2015. One EAD parameter of high materiality listed above will be kept deliberately conservative. The remaining 3 parameter settings are planned to be implemented during 2015. Out of the 59 risk parameters where a change was suggested during 2013 by the conducted validation, 26 were already introduced in 2013 and one parameter setting was maintained due to changed portfolio composition. Subsequently, 25 parameter changes were implemented in 2014 and 4 parameter settings were kept deliberately conservative. The remaining 3 parameter settings were not changed due to discontinuation of the respective rating system.

In addition to the above, the comparison of regulatory expected loss ("EL") estimates with actual losses recorded also provides some insight into the predictive power of our parameter estimations and, therefore, EL calculations.

The EL used in this comparison is the forecast credit loss from counterparty defaults of our exposures over a one year period and is computed as the product of PD, LGD and EAD for performing exposures as of December 31 of the preceding year. The actual loss measure is defined by us as new provisions on newly impaired exposures recorded in our financial statements through profit and loss during the respective reported years.

While we believe that this approach provides some insight, the comparison has limitations as the two measures are not directly comparable. In particular, the parameter LGD underlying the EL calculation represents the loss expectation until finalization of the workout period while the actual loss as defined above represents the accounting information recorded for one particular financial year. Furthermore, EL is a measure of expected credit losses for a snapshot of our credit exposure at a certain balance sheet date while the actual loss is recorded for a fluctuating credit portfolio over the course of a financial year, i.e., including losses in relation to new loans entered into during the year.

According to the methodology described above, the following table provides a comparison of EL estimates for loans, commitments and contingent liabilities as of year-end 2013 through 2009, with actual losses recorded for the financial years 2014 through 2010, by regulatory exposure class for advanced IRBA exposures. Postbank is first reflected in the comparison of EL estimates as of year end 2010 with actual losses recorded for the financial year 2011.

Comparison of expected loss estimates for loans, commitments and contingent liabilities with actual losses recorded by regulatory exposure class for advanced IRBA exposures

	Dec 31, 2013	2014	Dec 31, 2012	2013	Dec 31, 2011	2012	Dec 31, 2010	2011	Dec 31, 2009	2010
in € m.	Expected loss[1]	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss[2]	Expected loss	Actual loss	Expected loss	Actual loss
Central governments and central banks	3	0	3	18	1	0	2	0	2	0
Institutions	13	4	10	1	7	14	22	2	16	1
Corporates	355	229	351	717	445	393	449	363	471	358
Retail exposures secured by real estate property	324	212	284	223	294	224	222	359	118	101
Qualifying revolving retail exposures	21	8	23	7	23	12	2	30	2	5
Other retail exposures	378	355	404	370	418	385	390	301	301	282
Total expected loss and actual loss in the advanced IRBA	**1,095**	**808**	1,075	1,336	1,188	1,028	1,088	1,055	910	747

[1] 2013 EL figures are based on pro forma CRR/CRD 4.
[2] In 2013, the December 31, 2012 actual loss amounts have been restated due to alignment of Postbank's calculation model to the Group's approach.

Actual loss in 2014 was below expectations mainly driven by a significant outperformance in Corporate exposures as well as in Retail exposures secured by real estate property.

The actual loss in 2013 exceeded the expected loss by € 261 million or 24 %. This was primarily due to higher than expected level of provisions in our corporate portfolio driven by a large single client credit event in a usually low risk portfolio of GTB as well as one large charge within NCOU. Additionally, actual loss for central governments was higher than expected driven by one single client. Better than expected performance in all retail exposure classes as well as in institutions partly offset the overall excess of actual compared to expected loss.

The actual loss in 2012 was 13 % lower than the expected loss across all exposure classes apart from Institutions, where actual loss was driven by one single client.

The decrease in expected loss as of December 31, 2012 in comparison to December 31, 2011 is mainly resulting from exposure reductions and to less extent by partially lower LGD parameters.

The consolidation of Postbank led to an increase in the expected loss starting December 31, 2010 and in the actual losses starting 2011.

In 2010 the actual loss was 18 % below the expected loss as the actual loss and was positively influenced by lower provisions taken for assets reclassified in accordance with IAS 39.

The decrease of the expected loss for 2010 compared with the expected loss for 2009 reflected the slightly improved economic environment after the financial crisis.

The following table provides a year-to-year comparison of the actual loss by regulatory exposure class. Postbank is firstly included in the reporting period 2011.

Year-to-year comparison of the actual loss by IRBA exposure class

in € m.	2014	2013	2012[1]	2011	2010
Central governments and central banks	0	18	0	0	0
Institutions	4	1	14	2	1
Corporates	229	717	393	363	358
Retail exposures secured by real estate property	212	223	224	359	101
Qualifying revolving retail exposures	8	7	12	30	5
Other retail exposures	355	370	385	301	282
Total actual loss by IRBA in the advanced IRBA	**808**	1,336	1,028	1,055	747

[1] In 2013, the December 31, 2012 actual loss amounts have been restated due to alignment of Postbank's calculation model to the Group's approach.

Actual loss materially declined in 2014 compared to prior year due to the low level of new impairments across all businesses.

In 2013 the actual loss increased by € 308 million or 30 % compared to 2012 primarily driven by our corporate portfolio and to a minor extent exposures to central governments. The increase in our corporate portfolio was caused by a single client credit event in GTB along with higher actual losses for shipping companies recorded in CB&S as well as one large charge in NCOU related to the European Commercial Real Estate sector, while higher actual losses in central governments result from a charge to one single client. These increases were partly offset by slight reductions in our retail portfolios as well as in institutions.

The slight reduction of € 27 million or 3 % actual loss in 2012 compared to 2011 is driven by retail exposures secured by real estate property resulting from the alignment of Postbank's calculation model to the Group's approach.

New provisions established in 2011 were € 308 million higher compared with 2010 primarily due to the first time inclusion of Postbank in full year reporting.

Advanced IRBA Exposure

The advanced IRBA requires differentiating a bank's credit portfolio into various regulatory defined exposure classes. We identify the relevant regulatory exposure class for each exposure by taking into account factors like customer-specific characteristics, the rating system used as well as certain materiality thresholds which are regulatory defined.

As an IRBA institution, we are required to treat specific equity positions and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory defined IRBA risk weights are applied. Details of these positions are provided in section "Exposures with regulatory defined risk weights".

The following tables show our advanced IRBA exposures distributed on a rating scale and separately for regulatory IRBA exposure classes central governments and central banks, institutions, corporates and retail clients. Advanced IRBA exposure types, for which regulatory defined IRBA risk weights are applied (securitization positions in the regulatory banking book, specific equity positions and other non-credit obligation assets), are not included here but shown separately.

The EAD is presented in conjunction with exposures-weighted average PD and LGD, the risk-weighted assets ("RWA") and the average risk weight ("RW") calculated as RWA divided by EAD net. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable outside of Postbank's retail exposures, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

It should be noted that the EAD gross information for exposures covered by guarantees or credit derivatives is assigned to the exposure class of the original counterparty respectively whereas the EAD net information assigns the exposures to the protection seller. As a consequence the EAD net can be higher than the EAD gross.

The tables below also include our counterparty credit risk position from derivatives and securities financing transactions so far as it has been assigned to the advanced IRBA. For the vast majority of these exposures we make use of the IMM to derive the EAD where the appropriate netting and collateral agreements are already considered resulting in an EAD net of collateral. They also provide a ratio of expected loss by EAD for the non-defaulted exposures. For defaulted exposure, we apply a LGD conception already incorporating potential unexpected losses in the loss rate estimate as required by Article 181 (1) (h) CRR.

EAD of Advanced IRBA credit exposures by PD grade

										Dec 31, 2014
in € m. (unless stated otherwise)	iAAA–iAA 0.00–0.04 %	iA 0.04–0.11 %	iBBB 0.11–0.5 %	iBB 0.5–2.27 %	iB 2.27–10.22 %	iCCC 10.22–99.99 %	Total excluding default	Default	Total including default	Delta Total to previous year
Central Governments and central banks										
EAD gross	74,384	3,566	4,421	1,864	819	73	85,127	55	85,182	(633)
EAD net	81,915	4,754	4,126	847	211	71	91,923	55	91,978	(375)
Average PD in %	0.00	0.07	0.28	1.48	5.46	13.02	0.05	100.00	0.11	0.01 ppt
Average LGD in %	48.95	47.96	46.40	12.22	35.85	47.54	48.41	66.15	48.42	0.77 ppt
Average RW in %	1.69	30.01	45.57	28.82	115.20	247.13	5.82	65.52	5.85	1.14 ppt
EL/EAD net in %	0.00	0.03	0.13	0.12	1.61	6.19	0.00	N/M	0.02	0.00 ppt
Institutions										
EAD gross	15,553	29,759	12,771	2,450	1,001	71	61,606	179	61,785	1,412
EAD net	17,615	30,257	11,866	2,174	935	67	62,915	179	63,095	2,182
Average PD in %	0.03	0.07	0.30	0.99	3.17	21.29	0.20	100.00	0.49	(0.28)ppt
Average LGD in %	39.28	27.87	25.76	29.81	15.32	28.77	30.55	8.00	30.48	1.39 ppt
Average RW in %	13.00	17.67	34.28	66.53	50.73	188.08	21.86	64.28	21.98	6.92 ppt
EL/EAD net in %	0.01	0.02	0.08	0.31	0.52	6.15	0.05	N/M	0.05	0.00 ppt
Corporates										
EAD gross	69,955	68,859	75,021	57,709	27,362	4,738	303,644	8,147	311,791	37,836
EAD net	73,958	70,172	73,202	51,908	22,730	3,816	295,786	7,727	303,513	38,762
Average PD in %	0.03	0.07	0.26	1.13	4.74	20.23	0.91	100.00	3.43	(1.35)ppt
Average LGD in %	27.88	33.16	33.24	28.91	21.38	16.99	30.00	26.18	29.90	0.77 ppt
Average RW in %	10.90	19.86	37.15	57.28	74.84	93.01	33.63	26.53	33.45	2.71 ppt
EL/EAD net in %	0.01	0.02	0.08	0.29	0.95	3.30	0.20	N/M	0.20	(0.02)ppt
Retail Exposures Secured by Real Estate Property										
EAD gross	974	13,247	57,031	65,093	13,385	3,989	153,719	2,518	156,238	2,680
EAD net	974	13,246	56,998	65,000	13,328	3,951	153,498	2,476	155,974	2,703
Average PD in %	0.04	0.09	0.28	1.09	4.43	19.76	1.47	100.00	3.03	(0.50)ppt
Average LGD in %	12.02	13.63	13.13	13.05	12.76	14.39	13.13	22.44	13.28	2.38 ppt
Average RW in %	1.39	3.12	7.15	18.50	42.24	73.32	16.32	5.52	16.15	1.46 ppt
EL/EAD net in %	0.00	0.01	0.04	0.14	0.57	2.74	0.19	N/M	0.19	0.00 ppt
Qualifying Revolving Retail Exposures										
EAD gross	319	1,208	1,715	877	210	62	4,391	26	4,417	(120)
EAD net	319	1,208	1,715	877	210	62	4,391	26	4,417	(120)
Average PD in %	0.03	0.08	0.24	1.03	4.41	19.47	0.81	100.00	1.38	(0.26)ppt
Average LGD in %	46.82	46.95	46.05	45.45	48.68	48.09	46.39	51.29	46.42	(0.27)ppt
Average RW in %	1.38	2.66	6.46	19.90	59.91	132.66	12.07	9.27	12.06	(1.63)ppt
EL/EAD net in %	0.02	0.04	0.11	0.47	2.17	9.19	0.38	N/M	0.38	(0.10)ppt
Other Retail Exposures										
EAD gross	425	1,161	7,767	12,885	5,784	1,759	29,781	2,456	32,237	(256)
EAD net	662	1,273	7,969	12,954	5,797	1,758	30,414	2,323	32,737	(344)
Average PD in %	0.04	0.08	0.29	1.16	4.68	18.90	2.56	100.00	9.47	(0.41)ppt
Average LGD in %	38.08	31.26	36.36	42.85	42.97	42.46	40.56	56.29	41.68	(0.98)ppt
Average RW in %	4.84	7.34	19.76	45.92	64.76	91.82	42.80	5.47	40.15	(2.14)ppt
EL/EAD net in %	0.01	0.03	0.11	0.50	2.00	7.99	1.09	N/M	1.09	(0.07)ppt
Total										
EAD gross	161,609	117,801	158,726	140,879	48,561	10,692	638,268	13,381	651,650	40,919
EAD net	175,443	120,911	155,877	133,761	43,210	9,725	638,928	12,785	651,713	42,807
Average PD in %	0.02	0.07	0.27	1.11	4.60	19.75	0.92	100.00	2.87	(0.74)ppt
Average LGD in %	38.84	30.40	25.96	22.57	21.69	21.04	28.90	30.89	29.30	1.09 ppt
Average RW in %	6.71	17.58	24.96	37.06	63.03	86.83	23.98	19.30	24.50	2.81 ppt
EL/EAD net in %	0.01	0.02	0.07	0.24	0.98	4.00	0.20	N/M	0.20	(0.01)ppt

N/M – Not meaningful

										Dec 31, 2013
in € m. (unless stated otherwise)	iAAA–iAA 0.00–0.04 %	iA 0.04–0.11 %	iBBB 0.11–0.5 %	iBB 0.5–2.27 %	iB 2.27–10.22 %	iCCC 10.22–99.99 %	Total excluding default	Default	Total including default	Delta Total to previous year
Central Governments and central banks										
EAD gross	74,299	5,162	3,676	1,893	606	126	126	55	85,815	(9,847)
EAD net	81,527	6,462	3,504	603	113	90	90	55	92,354	(10,845)
Average PD in %	0.00	0.08	0.30	1.40	5.31	13.04	13.04	100.00	0.11	0.07 ppt
Average LGD in %	48.67	40.71	43.23	13.80	43.35	38.31	38.31	34.93	47.65	(0.61)ppt
Average RW in %	0.83	22.37	48.90	32.84	136.69	170.16	170.16	25.65	4.71	1.07 ppt
EL/EAD net in %	0.00	0.03	0.13	0.13	2.19	4.98	0.00	N/M	0.02	0.00 ppt
Institutions										
EAD gross	16,869	27,549	12,297	2,098	1,070	196	196	294	60,373	(5,995)
EAD net	17,872	28,258	11,499	1,776	1,019	195	195	294	60,913	(4,944)
Average PD in %	0.03	0.07	0.32	1.10	4.64	21.66	21.66	100.00	0.77	0.13 ppt
Average LGD in %	38.53	26.98	23.23	21.71	12.42	6.27	6.27	4.40	29.09	3.39 ppt
Average RW in %	8.46	11.72	25.15	42.61	47.81	34.73	34.73	50.16	15.06	1.48 ppt
EL/EAD net in %	0.01	0.02	0.07	0.23	0.56	1.66	1.66	N/M	0.05	0.00 ppt
Corporates										
EAD gross	63,599	57,266	65,756	50,198	22,020	4,520	4,520	10,596	273,955	(20,508)
EAD net	66,663	57,687	62,670	44,726	18,912	3,859	3,859	10,235	264,751	(16,439)
Average PD in %	0.03	0.07	0.25	1.11	4.70	21.56	21.56	100.00	4.79	1.18 ppt
Average LGD in %	27.06	34.75	32.13	26.18	20.41	19.12	19.12	25.27	29.13	(1.31)ppt
Average RW in %	8.64	18.26	33.75	53.42	70.92	107.07	107.07	24.59	30.74	1.71 ppt
EL/EAD net in %	0.01	0.02	0.08	0.30	1.02	4.26	4.26	N/M	0.22	0.01 ppt
Retail Exposures Secured by Real Estate Property										
EAD gross	1,357	10,556	47,510	65,038	20,654	5,892	5,892	2,550	153,558	59,756
EAD net	1,357	10,556	47,485	64,936	20,576	5,844	5,844	2,518	153,271	59,201
Average PD in %	0.04	0.08	0.28	1.12	4.10	20.19	20.19	100.00	3.53	(1.84)ppt
Average LGD in %	12.93	13.13	11.07	10.67	9.47	9.97	9.97	17.27	10.90	(9.72)ppt
Average RW in %	1.63	3.08	6.04	14.97	29.33	56.69	56.69	9.44	14.69	(7.92)ppt
EL/EAD net in %	0.00	0.01	0.03	0.12	0.39	1.98	1.98	N/M	0.19	(0.26)ppt
Qualifying Revolving Retail Exposures										
EAD gross	175	998	1,890	1,075	288	83	83	28	4,537	(72,898)
EAD net	175	998	1,890	1,075	288	83	83	28	4,537	(72,784)
Average PD in %	0.04	0.08	0.24	1.04	4.54	19.65	19.65	100.00	1.64	(2.21)ppt
Average LGD in %	47.43	46.95	46.81	45.40	48.01	49.99	49.99	51.09	46.69	37.22 ppt
Average RW in %	1.34	2.54	6.19	18.73	57.26	130.55	130.55	8.55	13.69	0.65 ppt
EL/EAD net in %	0.02	0.04	0.11	0.48	2.22	9.51	9.51	N/M	0.49	0.29 ppt
Other Retail Exposures										
EAD gross	197	1,336	6,877	12,920	6,687	1,934	1,934	2,542	32,493	20,790
EAD net	411	1,537	7,101	13,041	6,666	1,917	1,917	2,409	33,081	21,378
Average PD in %	0.03	0.08	0.29	1.16	4.65	19.68	19.68	100.00	9.88	1.93 ppt
Average LGD in %	40.35	43.53	41.09	42.25	42.29	40.13	40.13	52.36	42.66	(8.76)ppt
Average RW in %	4.54	9.42	22.11	46.39	65.31	90.86	90.86	4.68	42.29	2.17 ppt
EL/EAD net in %	0.01	0.03	0.12	0.49	1.95	7.84	7.84	N/M	1.15	(0.17)ppt
Total										
EAD gross	156,496	102,867	138,005	133,222	51,325	12,751	12,751	16,065	610,731	(28,702)
EAD net	168,004	105,497	134,148	126,157	47,573	11,987	11,987	15,540	608,906	(24,432)
Average PD in %	0.02	0.07	0.27	1.12	4.43	20.52	20.52	100.00	3.61	0.52 ppt
Average LGD in %	38.71	31.11	24.88	19.90	18.79	18.17	18.17	27.86	28.21	(1.01)ppt
Average RW in %	4.76	14.97	22.60	32.36	51.72	79.38	79.38	19.50	21.69	1.10 ppt
EL/EAD net in %	0.01	0.02	0.06	0.22	0.88	3.72	3.72	N/M	0.21	0.00 ppt

N/M – Not meaningful

The increase in exposure value is mainly driven within the exposure class corporates, primarily resulting from method changes due to CRR/CRD 4, the impact from foreign exchange movements and to a lesser extent from transferring Postbank's Large Cap Corporates/Financial Institutions portfolio from the foundation to the advanced IRBA.

The tables below show our advanced IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments and central banks, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. Our internal rating grades take into account the respective external Standard & Poor's rating grade equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and LGD, the RWA and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable to exposures outside of Postbank, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA credit exposures by PD grade with central governments and central banks (excluding derivatives and SFTs)

in € m. (unless stated otherwise)						Dec 31, 2014						Dec 31, 2013
Internal rating	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	76,611	0.00	49.51	557	0.73	0.00	75,749	0.00	49.69	264	0.35	0.00
iAA+	1,329	0.02	38.78	195	14.69	0.01	589	0.02	29.73	28	4.81	0.01
iAA	263	0.03	31.07	32	12.30	0.01	189	0.03	29.68	18	9.49	0.01
iAA–	125	0.04	30.08	23	18.04	0.01	148	0.04	27.84	26	17.24	0.01
iA+	1,308	0.05	50.00	165	12.60	0.02	965	0.05	49.95	134	13.94	0.02
iA	1,358	0.07	48.80	523	38.52	0.03	1,304	0.07	49.45	469	35.93	0.03
iA–	1,567	0.09	49.79	598	38.17	0.04	1,659	0.09	48.59	563	33.93	0.04
iBBB+	114	0.14	45.21	35	30.37	0.06	339	0.14	42.56	71	20.97	0.06
iBBB	1,068	0.23	49.80	440	41.19	0.11	848	0.23	41.15	313	36.83	0.09
iBBB–	1,673	0.39	49.57	916	54.79	0.19	1,509	0.39	49.05	820	54.33	0.19
iBB+	88	0.64	32.92	69	78.44	0.21	87	0.64	26.15	50	57.98	0.17
iBB	62	1.07	49.45	57	93.00	0.53	22	1.07	47.69	23	103.98	0.51
iBB–	609	1.76	2.46	47	7.67	0.04	377	1.76	2.79	32	8.55	0.05
iB+	38	2.92	49.65	51	134.53	1.45	44	2.92	47.63	60	136.12	1.39
iB	1	4.82	10.20	0	37.36	0.49	22	4.82	49.88	31	138.78	2.40
iB–	106	7.95	22.35	99	93.83	1.78	45	7.95	36.40	62	138.37	2.89
iCCC+	56	13.00	50.00	147	261.42	6.50	88	13.00	38.22	150	169.45	4.97
iCCC	0	22.00	45.63	1	324.35	10.04	0	22.00	0.10	0	0.58	0.02
iCCC–	0	0.00	0.00	0	0.00	0.00	0	31.00	8.06	0	50.39	2.50
Total excluding default	**86,376**	**0.05**	**48.88**	**3,955**	**4.58**	**0.02**	83,984	0.04	49.06	3,113	3.71	0.02
Default	55	100.00	66.15	36	65.52	N/M	55	100.00	34.93	14	25.65	N/M
Total including default	**86,431**	**0.11**	**48.89**	**3,991**	**4.62**	**0.02**	84,040	0.11	49.05	3,127	3.72	0.02

N/M – Not meaningful

EAD net for Advanced IRBA credit exposures by PD grade with institutions (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014						Dec 31, 2013					
Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	3,087	0.02	41.31	498	16.14	0.01	2,036	0.02	41.53	311	15.27	0.01
iAA+	275	0.03	40.10	49	17.91	0.01	108	0.03	41.53	15	13.59	0.01
iAA	1,944	0.03	41.84	112	5.75	0.01	3,483	0.03	43.72	195	5.59	0.01
iAA–	3,943	0.03	52.10	316	8.00	0.01	4,313	0.04	40.19	317	7.34	0.02
iA+	2,916	0.05	32.44	410	14.06	0.02	2,774	0.05	34.39	284	10.24	0.02
iA	4,506	0.07	29.54	624	13.85	0.02	7,220	0.07	25.66	585	8.10	0.02
iA–	4,317	0.09	22.65	697	16.13	0.02	4,713	0.09	28.23	655	13.89	0.03
iBBB+	1,230	0.14	32.55	356	28.93	0.05	865	0.14	34.93	259	29.91	0.05
iBBB	1,076	0.23	24.98	301	28.01	0.06	1,097	0.23	25.26	310	28.25	0.06
iBBB–	4,352	0.39	35.95	2,320	53.31	0.14	3,319	0.39	31.43	1,222	36.81	0.12
iBB+	812	0.64	20.78	287	35.39	0.14	307	0.64	30.66	131	42.65	0.20
iBB	456	1.07	37.72	361	79.23	0.40	299	1.07	37.81	220	73.64	0.40
iBB–	379	1.76	30.67	350	92.37	0.54	222	1.76	18.63	104	46.80	0.33
iB+	521	2.92	12.53	226	43.44	0.37	114	2.92	23.75	83	72.51	0.69
iB	67	4.88	25.09	63	94.67	1.22	784	4.82	10.69	349	44.57	0.52
iB–	8	7.95	26.86	9	101.79	2.14	17	7.95	22.98	16	91.92	1.83
iCCC+	6	13.00	22.37	6	102.71	2.91	7	13.00	38.50	13	186.27	5.01
iCCC	30	22.00	9.67	17	56.77	2.13	141	22.00	3.36	25	18.12	0.74
iCCC–	1	31.00	0.30	0	1.69	0.09	0	31.00	20.03	0	111.29	6.21
Total excluding default	**29,925**	**0.25**	**34.38**	**7,002**	**23.40**	**0.06**	31,820	0.36	32.30	5,092	16.00	0.06
Default	62	100.00	13.65	42	67.28	N/M	272	100.00	4.56	143	52.33	N/M
Total including default	**29,987**	**0.46**	**34.33**	**7,044**	**23.49**	**0.06**	32,092	1.20	32.06	5,235	16.31	0.06

N/M – Not meaningful
[1] Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The decrease in exposure results mainly from de-risking activities and is partly offset by foreign exchange movements. At the same time the risk weighted assets increased due to methodology changes, e.g. the asset value correlation for large regulated financial entities.

EAD net for Advanced IRBA credit exposures by PD grade with corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)						Dec 31, 2014						Dec 31, 2013
Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	4,893	0.03	21.82	325	6.64	0.01	3,084	0.03	24.81	196	6.35	0.01
iAA+	5,700	0.03	20.58	326	5.72	0.01	5,448	0.03	19.67	286	5.25	0.01
iAA	11,377	0.03	16.32	534	4.69	0.00	7,555	0.03	18.29	420	5.56	0.01
iAA–	12,583	0.04	33.75	1,405	11.17	0.01	11,213	0.04	31.29	922	8.22	0.01
iA+	13,744	0.05	29.51	1,849	13.45	0.01	11,167	0.05	28.56	1,293	11.58	0.01
iA	20,367	0.07	31.06	3,363	16.51	0.02	14,927	0.07	31.28	2,349	15.73	0.02
iA–	20,146	0.09	35.14	4,756	23.61	0.03	17,690	0.09	35.62	3,705	20.95	0.03
iBBB+	19,495	0.14	34.90	5,734	29.41	0.05	18,121	0.14	31.90	4,512	24.90	0.04
iBBB	21,891	0.23	30.95	7,238	33.06	0.07	18,145	0.23	32.54	5,984	32.98	0.07
iBBB–	20,057	0.39	31.70	8,730	43.53	0.12	16,884	0.39	31.05	6,885	40.78	0.11
iBB+	13,892	0.64	29.84	6,752	48.60	0.18	9,958	0.64	32.21	5,436	54.60	0.20
iBB	13,993	1.08	26.46	7,647	54.65	0.27	11,819	1.07	28.10	6,835	57.83	0.30
iBB–	13,013	1.77	25.07	7,838	60.23	0.41	9,062	1.76	24.59	5,625	62.07	0.43
iB+	8,157	2.92	19.93	4,942	60.59	0.56	6,452	2.92	19.94	3,969	61.51	0.84
iB	8,096	4.80	20.92	6,215	76.76	1.00	5,167	4.79	21.45	3,948	76.42	1.02
iB–	4,339	7.93	17.21	3,210	73.99	1.35	3,935	7.94	15.90	2,664	67.71	1.26
iCCC+	1,382	12.99	20.65	1,420	102.72	2.69	1,140	13.00	14.58	809	70.94	1.89
iCCC	643	21.56	16.75	655	101.80	3.81	738	21.95	23.77	1,035	140.38	5.19
iCCC–	535	31.00	14.78	458	85.59	4.59	802	31.00	12.15	569	70.92	3.77
Total excluding default	**214,302**	**0.99**	**28.65**	**73,397**	**34.25**	**0.21**	173,309	1.06	28.87	57,442	33.14	0.23
Default	7,531	100.00	26.72	1,963	26.07	N/M	9,975	100.00	25.77	2,405	24.11	N/M
Total including default	**221,832**	**4.36**	**28.58**	**75,360**	**33.97**	**0.21**	183,284	6.44	28.70	59,847	32.65	0.23

N/M – Not meaningful
[1] Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures in all exposure classes are assigned to investment-grade customers. The exposures in the lower rating classes are largely collateralized.

Exposure levels increased over the reporting period, mainly driven by foreign exchange movements, growth in CB&S and GTB as well as method changes of CRR/CRD 4. An additional contribution resulted from transferring the Postbank Large Cap Corporates/Financial Institutions portfolio from the foundation approach to the advanced IRBA.

The table below shows our Advanced IRBA exposure distributed based on the corresponding exposure classes for each relevant geographical location. As geographical location we show countries where the Bank maintains a branch or subsidiary and exposure volume is equal to or higher than € 0.5 million. Exposure which does not meet these criteria is shown in “Other”, which also comprises exposure to international organizations. Exposures are assigned to the specific geographical location based on the country of domicile of the respective counterparty. The EAD net is presented in conjunction with exposures-weighted average LGD and PD in percentage. It excludes the following exposure classes: securitization positions in the regulatory banking book, specific equity positions and non-credit obligation assets.

EAD net, average LGD and average PD of Advanced IRBA credit exposures by geographical location (including derivatives and SFTs)

							Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME's	Retail exposures secured by residential real estate	Other retail exposures	Total
American Virgin Islands							
EAD net	0	0	277	0	0	0	277
Average LGD in %	0	0	5.79	0	0	0	5.79
Average PD in %	0	0	0.47	0	0	0	0.47
Argentina							
EAD net	43	0	92	0	1	6	143
Average LGD in %	45.97	0	20.99	61.89	13.81	16.34	28.27
Average PD in %	13.00	0	6.27	31.00	7.08	1.78	8.13
Australia							
EAD net	1,508	2,002	3,054	1	12	2	6,579
Average LGD in %	33.43	34.01	33.71	38.71	14.15	22.46	33.70
Average PD in %	0.02	0.05	0.89	0.23	2.41	0.76	0.44
Austria							
EAD net	181	528	957	0	44	19	1,728
Average LGD in %	42.06	32.83	37.63	0	14.10	23.26	35.88
Average PD in %	0.01	0.17	2.43	0	3.40	5.86	1.55
Barbados							
EAD net	0	0	139	0	0	0	139
Average LGD in %	0	0	16.11	0	0	26.19	16.11
Average PD in %	0	0	0.33	0	0	0.45	0.33
Belgium							
EAD net	604	1,383	1,783	0	43	9	3,823
Average LGD in %	47.10	43.16	31.72	61.90	18.02	37.38	38.15
Average PD in %	0	0.05	0.56	0.39	5.32	3.58	0.35
Bermuda							
EAD net	0	3	1,876	0	0	0	1,879
Average LGD in %	0	40.00	25.21	0	0	47.60	25.24
Average PD in %	0	0.12	3.05	0	0	0.09	3.04
Brazil							
EAD net	334	1,159	1,584	0	6	3	3,086
Average LGD in %	50.00	22.51	34.23	52.70	13.41	27.38	31.49
Average PD in %	0.14	0.22	3.18	1.07	2.25	2.03	1.74
British Virgin Islands							
EAD net	0	0	7,347	0	0	0	7,347
Average LGD in %	50.00	0	12.66	0	0	55.59	12.66
Average PD in %	0	0	3.02	0	0	0.41	3.02
Canada							
EAD net	324	1,934	4,325	1	6	7	6,598
Average LGD in %	33.89	28.20	34.14	13.31	12.08	12.85	32.34
Average PD in %	0.03	0.05	0.70	0.64	1.10	3.39	0.48
Cayman Islands							
EAD net	0	0	7,347	0	0	0	7,348
Average LGD in %	0	0	34.31	0	5.00	96.11	34.31
Average PD in %	0	0	1.37	0	0.39	0.62	1.37
Chile							
EAD net	0	184	443	0	0	3	630
Average LGD in %	49.06	44.07	44.22	0	5.00	38.25	44.15
Average PD in %	0.01	0.12	0.20	0	0.09	0.84	0.18

							Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME's	Retail exposures secured by residential real estate	Other retail exposures	Total
China							
EAD net	2,004	8	13,574	0	13	4	15,603
Average LGD in %	51.62	50.00	44.55	85.20	12.90	36.92	45.44
Average PD in %	0	0.03	0.46	100.00	0.94	0.80	0.40
Colombia							
EAD net	0	0	197	0	1	1	199
Average LGD in %	0	0	38.67	0	12.75	57.12	38.59
Average PD in %	0	0	0.49	0	0.42	2.08	0.50
Czech Republic							
EAD net	451	81	296	1	4	3	835
Average LGD in %	50.00	38.52	41.20	55.67	13.34	34.38	45.57
Average PD in %	0	0.13	0.25	0.44	1.67	2.27	0.12
Denmark							
EAD net	47	453	943	0	16	3	1,463
Average LGD in %	31.62	39.58	41.78	0	14.74	43.78	40.47
Average PD in %	0	0.33	0.47	0	6.57	4.04	0.48
Finland							
EAD net	5	191	671	0	2	0	869
Average LGD in %	50.00	23.91	37.58	0	12.18	44.65	34.60
Average PD in %	0	0.04	0.21	0	2.74	0.54	0.18
France							
EAD net	1,195	4,333	6,016	1	65	90	11,700
Average LGD in %	46.69	32.85	39.95	26.31	15.13	17.77	37.70
Average PD in %	0.01	0.10	1.77	0.56	5.09	4.96	1.01
Germany							
EAD net	1,953	7,861	45,320	306	133,182	27,031	215,653
Average LGD in %	47.88	18.86	33.92	54.16	13.04	39.37	21.31
Average PD in %	0	0.25	4.42	2.82	2.92	5.08	3.39
Gibraltar							
EAD net	0	0	17	0	1	0	19
Average LGD in %	0	0	18.98	0	19.08	69.61	19.06
Average PD in %	0	0	0.37	0	0.41	62.34	0.46
Greece							
EAD net	0	50	1,482	0	5	3	1,541
Average LGD in %	50.00	31.94	15.11	0	8.47	29.90	15.67
Average PD in %	4.82	22.00	8.21	0	2.23	1.71	8.63
Guernsey							
EAD net	0	0	401	0	0	0	401
Average LGD in %	0	0	16.64	0	0	47.62	16.65
Average PD in %	0	0	1.49	0	0	0.40	1.49
Hong Kong							
EAD net	147	501	5,513	0	6	1	6,168
Average LGD in %	30.00	33.25	26.62	0	11.44	29.29	27.22
Average PD in %	0.02	0.07	1.32	0	0.73	0.47	1.19
Hungary							
EAD net	164	44	329	0	2	3	542
Average LGD in %	50.00	50.79	46.90	0	25.94	39.23	48.03
Average PD in %	0.39	0.43	1.61	0	2.10	6.59	1.17

							Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME's	Retail exposures secured by residential real estate	Other retail exposures	Total
India							
EAD net	1,375	3,048	5,550	0	1	4	9,978
Average LGD in %	49	45	39	0	9	53	42
Average PD in %	0	0	2	0	1	3	1
Indonesia							
EAD net	312	0	2,291	0	1	2	2,605
Average LGD in %	50	0	35	0	8	10	37
Average PD in %	0	0	2	0	18	1	1
Ireland							
EAD net	5	1,993	6,483	1	34	2	8,517
Average LGD in %	50	6	25	57	13	21	21
Average PD in %	0	6	18	86	11	2	15
Israel							
EAD net	16	0	462	0	17	1	496
Average LGD in %	50	0	35	62	9	23	34
Average PD in %	0	0	3	0	8	4	3
Italy (incl. San Marino)							
EAD net	1,488	2,105	5,930	1,578	7,153	4,038	22,292
Average LGD in %	45	32	36	21	7	64	31
Average PD in %	0	0	10	13	2	24	8
Japan							
EAD net	5,626	1,498	2,225	0	1	1	9,350
Average LGD in %	50	39	30	0	7	39	44
Average PD in %	0	0	8	0	1	0	2
Jersey							
EAD net	0	0	914	0	0	0	915
Average LGD in %	0	40	14	0	35	48	14
Average PD in %	0	2	2	0	57	0	2
Luxembourg							
EAD net	20	986	10,662	0	40	2	11,709
Average LGD in %	50	28	23	0	10	44	23
Average PD in %	0	0	6	0	9	20	5
Malaysia							
EAD net	65	0	855	0	3	2	925
Average LGD in %	44	0	45	0	9	7	45
Average PD in %	0	0	0	0	80	82	1
Malta							
EAD net	13	19	202	0	2	0	237
Average LGD in %	50	38	5	0	12	59	11
Average PD in %	0	0	1	0	7	7	1
Mauritius							
EAD net	0	0	134	0	1	0	135
Average LGD in %	0	0	37	0	6	27	36
Average PD in %	0	0	1	0	0	0	1
Mexico							
EAD net	0	347	755	0	4	77	1,183
Average LGD in %	50	47	44	0	10	42	44
Average PD in %	0	0	1	0	4	45	4

							Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME's	Retail exposures secured by residential real estate	Other retail exposures	Total
Netherlands							
EAD net	213	4,779	11,300	0	79	18	16,389
Average LGD in %	47.53	23.42	31.49	26.96	14.93	31.08	29.26
Average PD in %	0.02	0.06	4.91	1.61	4.18	2.99	3.43
New Zealand							
EAD net	24	88	319	0	1	0	432
Average LGD in %	50.00	27.24	39.20	0	8.84	46.39	37.32
Average PD in %	0	0.04	0.14	0	0.81	0.46	0.11
Nigeria							
EAD net	30	0	617	0	1	0	649
Average LGD in %	3.76	0	8.18	0	29.27	47.14	8.02
Average PD in %	0.64	0	3.33	0	0.83	2.24	3.20
Norway							
EAD net	12	614	1,038	1	17	1	1,682
Average LGD in %	50.00	41.65	26.63	10.10	17.66	54.45	32.20
Average PD in %	0	0.04	1.96	1.64	2.98	7.38	1.25
Pakistan							
EAD net	0	0	180	0	0	1	182
Average LGD in %	50.00	0	40.77	0	7.94	15.72	40.54
Average PD in %	7.95	0	5.79	0	0.23	0.40	5.75
Peru							
EAD net	91	0	234	0	0	2	327
Average LGD in %	50.00	0	28.77	0	0	13.76	34.58
Average PD in %	0.05	0	0.48	0	0	0.83	0.36
Philippines							
EAD net	310	0	427	0	1	0	739
Average LGD in %	50.00	0	39.13	0	12.03	44.29	43.64
Average PD in %	0.23	0	0.66	0	0.29	0.78	0.48
Poland							
EAD net	1,223	102	1,060	662	4,738	196	7,981
Average LGD in %	50.00	33.33	40.14	45.49	29.81	39.45	35.86
Average PD in %	0.05	0.13	13.38	9.58	1.40	11.49	3.69
Portugal							
EAD net	4	250	537	120	1,431	418	2,759
Average LGD in %	50.00	14.66	34.01	18.80	9.81	19.98	16.94
Average PD in %	0.64	2.47	8.41	12.58	5.39	11.53	6.95
Qatar							
EAD net	0	0	377	0	1	0	378
Average LGD in %	0	0	31.77	0	7.98	30.27	31.71
Average PD in %	0	0	0.26	0	2.01	2.09	0.26
Romania							
EAD net	0	2	38	0	0	1	41
Average LGD in %	0	49.83	47.93	0	3.31	22.73	46.91
Average PD in %	0	0.51	0.22	0	1.37	2.32	0.30
Saudi Arabia							
EAD net	101	733	2,074	0	3	1	2,912
Average LGD in %	49.99	28.11	28.76	0	25.84	37.27	29.33
Average PD in %	0	0.08	0.55	0	0.56	1.32	0.41

							Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME's	Retail exposures secured by residential real estate	Other retail exposures	Total
Singapore							
EAD net	915	392	5,250	0	14	3	6,573
Average LGD in %	50.00	39.95	18.25	61.90	9.20	17.99	23.94
Average PD in %	0	0.04	2.06	0.64	0.74	0.60	1.65
Slovakia							
EAD net	8	4	29	0	0	0	41
Average LGD in %	50.00	23.68	44.76	0	5.18	35.73	43.43
Average PD in %	0.05	0.09	0.23	0	18.46	4.16	0.39
South Africa							
EAD net	56	389	457	1	6	3	910
Average LGD in %	50.00	19.48	44.57	5.40	10.26	24.21	33.89
Average PD in %	0.09	0.17	0.88	0.09	8.50	2.43	0.58
South Korea							
EAD net	1,410	1,403	2,180	0	2	0	4,995
Average LGD in %	48.41	38.49	41.21	0	8.58	38.68	42.47
Average PD in %	0	0.08	1.53	0	1.33	1.11	0.69
Spain							
EAD net	923	1,209	4,958	1,429	7,344	1,468	17,331
Average LGD in %	50.41	24.62	32.84	38.63	12.65	58.08	27.26
Average PD in %	1.04	1.28	15.73	4.90	5.26	18.25	8.82
Sri Lanka							
EAD net	102	0	101	0	0	0	203
Average LGD in %	50.00	0	46.64	0	5.00	40.59	48.32
Average PD in %	2.92	0	1.65	0	0.23	4.34	2.29
Sweden							
EAD net	3	548	1,094	0	14	2	1,661
Average LGD in %	30.00	39.50	41.24	0	14.72	45.14	40.43
Average PD in %	0.03	0.09	0.57	0	1.99	21.22	0.45
Switzerland							
EAD net	4,313	2,357	9,909	2	169	55	16,805
Average LGD in %	49.77	29.28	21.73	8.40	14.01	23.01	29.91
Average PD in %	0	0.06	1.94	0.34	4.32	4.59	1.21
Taiwan							
EAD net	742	0	1,501	0	0	5	2,248
Average LGD in %	33.55	0	39.97	0	0	3.55	37.77
Average PD in %	0	0	0.32	0	0	0.95	0.22
Thailand							
EAD net	595	0	1,169	0	3	1	1,768
Average LGD in %	50.00	0	43.82	0	10.72	21.30	45.83
Average PD in %	0.09	0	0.52	0	0.82	0.32	0.37
Turkey							
EAD net	191	2,827	885	0	5	2	3,910
Average LGD in %	50.00	10.08	47.28	0	9.80	33.37	20.46
Average PD in %	0.39	0.41	4.15	0	2.70	4.92	1.26
Ukraine							
EAD net	27	0	112	0	2	0	142
Average LGD in %	50.00	0	49.91	0	17.93	46.13	49.50
Average PD in %	13.00	0	10.40	0	0.42	2.14	10.75

							Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME's	Retail exposures secured by residential real estate	Other retail exposures	Total
United Arab Emirates							
EAD net	214	0	2,640	0	13	15	2,881
Average LGD in %	50.00	0	38.10	0	12.09	36.33	38.86
Average PD in %	0.01	0	2.49	0	0.81	0.42	2.29
United Kingdom							
EAD net	334	4,652	20,311	6	232	176	25,711
Average LGD in %	50.00	40.25	31.00	23.76	18.77	14.40	32.69
Average PD in %	0	0.30	2.36	2.56	14.14	83.52	2.62
United States of America							
EAD net	54,744	11,045	85,958	1	63	283	152,093
Average LGD in %	49.54	37.15	25.77	40.69	12.96	37.15	35.17
Average PD in %	0.09	0.11	2.02	0.59	3.60	2.35	1.19
Uruguay							
EAD net	0	0	62	0	0	2	65
Average LGD in %	50.00	0	9.46	0	6.98	5.36	9.33
Average PD in %	0.23	0	15.16	0	0.45	0.13	14.61
Venezuela							
EAD net	9	0	42	0	1	9	62
Average LGD in %	31.42	0	27.59	49.65	12.35	5.21	24.40
Average PD in %	7.95	0	13.67	0.15	0.85	0.59	10.52
Vietnam							
EAD net	60	0	153	0	2	0	215
Average LGD in %	50.00	0	43.20	0	8.37	32.61	44.82
Average PD in %	1.07	0	2.22	0	0.46	1.53	1.89
Other							
EAD net	7,445	991	8,052	2	93	132	16,715
Average LGD in %	42.96	40.43	24.30	27.24	15.19	11.71	33.42
Average PD in %	0.29	5.20	5.96	5.45	2.87	4.54	3.36
thereof:							
International Organizations							
EAD net	5,117	354	143	0	0	0	5,614
Average LGD in %	45.30	49.45	41.26	0	0	18.30	45.46
Average PD in %	0.01	0.01	0.08	0	0	2.92	0.01
Total	91,978	63,095	303,513	4,112	154,900	34,115	651,713

The table below shows our undrawn commitment exposure treated within the advanced IRBA. It is broken down by regulatory exposure class and also provides the corresponding exposure-weighted credit conversion factors and resulting EADs.

Undrawn commitment exposure within the advanced IRBA by regulatory exposure class

			Dec 31, 2014			Dec 31, 2013
	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.
Central governments and central banks	889	81	718	782	79	614
Institutions	2,057	36	748	1,673	37	621
Corporates	174,303	33	57,536	138,047	33	46,058
Retail exposures secured by real estate property	6,174	76	4,716	6,827	74	5,085
Qualifying revolving retail exposures	5,660	66	3,752	5,779	65	3,780
Other retail exposures	7,777	53	4,096	7,799	51	3,980
Total EAD of undrawn commitments in the advanced IRBA	**196,860**	**36**	**71,566**	160,906	37	60,137

A year-on-year comparison shows an increase in undrawn commitments in particular driven by the corporates exposure where levels increased by foreign exchange movements and specific growth in CB&S and GTB. An additional contribution resulted from transferring Postbank's Large Cap Corporates/Financial Institutions portfolio from the foundation to the advanced IRBA.

Exposures with regulatory defined risk weights

As an IRBA institution, we are required to treat equity investments, collective investment undertakings ("CIU") and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory-defined IRBA risk weights are applied.

We use the simple risk-weight approach according to Article 155 (2) CRR for our investments in equity positions entered into since January 1, 2008. It distinguishes between exposure in equities which are non-exchange traded but sufficiently diversified, exchange-traded and other non-exchange-traded and then uses the regulatory-defined risk weights of 190 %, 290 % or 370 %, respectively. We also include exposures attracting a risk weight of 250 % according to Article 48 (4) for significant investments in the CET 1 instruments of financial sector entities which are subject to the threshold exemptions as outlined in Article 48 CRR.

Exposures which are assigned to the exposure class "other non-credit obligation assets" receive an IRBA risk weight of 0 % in case of cash positions, 250 % for deferred tax assets that rely on future profitability and arise from temporary differences subject to the threshold exemptions as outlined in Article 48 CRR, or 100 %.

The following table summarizes on an EAD basis our IRBA exposure for equities and other non-credit obligation assets, where regulatory risk weights are applied. Credit risk mitigation techniques have not been applied.

EAD net of equity investments and other non-credit obligation assets by risk weight

in € m.	Dec 31, 2014	Dec 31, 2013
0 %	2,130	883
100 %	3,891	5,739
190 %	0	62
250 %	7,103	0
290 %	266	184
370 %	1,096	1,089
Total EAD of equity investments and other non-credit obligation assets	**14,486**	7,957

The increase mainly results from the CRR/CRD4 introduction of a risk weight of 250 % according to Article 48 CRR for significant investments in financial sector entities and deferred tax assets as outlined above (10/15 % rule).

Foundation Internal Ratings Based Approach

We apply the foundation IRBA for the majority of our remaining foundation IRBA eligible credit portfolios at Postbank to the extent these have not been newly assigned to the advanced IRBA during 2014. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default ("PD") while the loss given default ("LGD") and the credit conversion factor ("CCF") are defined in the regulatory framework.

For exposures in classes institutions and corporates respective foundation IRBA rating systems have been developed. A probability of default is assigned to each relevant counterparty credit exposure as a function of a transparent and consistent rating master scale. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use are based on statistical analyses and for specific portfolio segments amended by expert-based assessments while taking into account the relevant available quantitative and qualitative information. The rating systems consider external long-term ratings from the major rating agencies (i.e., Standard & Poor's, Moody's and Fitch Ratings).

For the foundation IRBA a default definition was applied in accordance with the requirements of Article 178 CRR as confirmed by the BaFin as part of its IRBA approval process.

Foundation Internal Ratings – Model Validation

We regularly validate our rating methodologies and credit risk parameters at Postbank. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD analyzes its predictive power when compared against historical default experiences.

Validation results of risk parameters used in our Foundation IRBA at Postbank

				PD
		2014		2013
	Count	EAD in %	Count	EAD in %
Appropriate	0	0.0	2	99.6
Overly conservative	0	0.0	1	0.4
Progressive	2	100.0	0	0.0
Total	**2**	**100.0**	3	100.0
Thereof already recalibrated and introduced		in 2014		in 2013
Overly conservative	0	0.0	0	0.0
Progressive	0	0.0	0	0.0
Total	**0**	**0.0**	0	0.0

Above table summarizes the outcome of the model validations for the risk parameter PD used in our foundation IRBA for Postbank. If individual risk parameter settings are classified as appropriate, no recalibration was triggered by the validation. The breakdown is presented by number as well as by the relative EAD attached to the respective parameter as of December 31, 2014 and as of December 31, 2013.

The validations classify the PD parameter settings for the two foundation IRBA relevant rating systems of Postbank as too progressive. The recalibration is scheduled for 2015. The rating system classified as overly conservative in 2013 was discontinued in 2014.

Foundation IRBA Exposure

Within the Postbank portfolios we assign our exposures to the relevant regulatory exposure class by taking into account factors like customer-specific characteristics and the rating system used. The following tables also consider Postbank's counterparty credit risk position resulting from derivatives and SFTs as far as they are assigned to the foundation IRBA.

The table below presents the EAD in conjunction with exposures-weighted average risk weights ("RW"). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. EAD gross information for exposures covered by guarantees or credit derivatives are assigned to the exposure class of the original counterparty whereas the EAD net information assigns the exposure to the protection seller.

Foundation IRBA exposures for each exposure class by rating scale

							Dec 31, 2014
in € m. (unless stated otherwise)	iAAA to iAA 0.000 – 0.045 %	iA 0.045 – 0.125 %	iBBB 0.125 – 0.475 %	iBB to iCCC > 0,475 %	Total excluding default	Default	Total including default
Central governments and central banks							
EAD gross	0	0	0	0	0	0	0
EAD net	0	0	0	0	0	0	0
thereof:							
undrawn commitments	0	0	0	0	0	0	0
Average RW in %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Institutions							
EAD gross	0	0	1	0	1	0	1
EAD net	0	0	0	0	0	0	0
thereof:							
undrawn commitments	0	0	0	0	0	0	0
Average RW in %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Corporates							
EAD gross	1,785	267	2,261	1,559	5,872	167	6,039
EAD net	1,785	848	2,031	1,222	5,886	167	6,053
thereof:							
undrawn commitments	8	1	169	41	219	5	224
Average RW in %	10.23	16.49	41.36	81.77	36.72	0.11	35.71
Total							
EAD gross	1,785	267	2,262	1,559	5,873	167	6,040
EAD net	1,785	848	2,031	1,222	5,886	167	6,053
thereof:							
undrawn commitments	8	1	169	41	219	5	224
Average RW in %	10.23	16.49	41.36	81.77	36.72	0.11	35.71

							Dec 31, 2013
in € m. (unless stated otherwise)	iAAA to iAA 0.000 – 0.045 %	iA 0.045 – 0.125 %	iBBB 0.125 – 0.475 %	iBB to iCCC > 0,475 %	Total excluding default	Default	Total including default
Central governments and central banks							
EAD gross	0	8	0	0	8	0	8
EAD net	0	8	0	0	8	0	8
thereof: undrawn commitments	0	0	0	0	0	0	0
Average RW in %	0.00	27.57	0.00	0.00	27.57	0.00	27.57
Institutions							
EAD gross	259	3,413	1,790	130	5,592	0	5,592
EAD net	259	3,413	1,790	130	5,592	0	5,592
thereof: undrawn commitments	0	0	6	0	6	0	6
Average RW in %	17.11	16.09	30.22	141.57	23.58	0.00	23.58
Corporates							
EAD gross	35	557	4,449	2,399	7,440	81	7,521
EAD net	35	928	4,224	2,128	7,315	81	7,396
thereof: undrawn commitments	0	2	606	154	762	5	767
Average RW in %	15.31	26.16	53.72	110.99	66.71	0.00	65.97
Total							
EAD gross	294	3,978	6,239	2,529	13,040	81	13,121
EAD net	294	4,349	6,014	2,258	12,915	81	12,996
thereof: undrawn commitments	0	2	612	154	768	5	773
Average RW in %	16.90	18.25	46.72	112.75	48.01	0.00	47.70

The tables below show our foundation IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments and central banks, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. The internal rating grades take into account the respective external Standard & Poor's rating grade equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

EAD net for Foundation IRBA credit exposures by PD grade for central governments and central banks (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014				Dec 31, 2013			
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00
iAA+	0	0.00	0	0.00	0	0.00	0	0.00
iAA	0	0.00	0	0.00	0	0.00	0	0.00
iAA–	0	0.00	0	0.00	0	0.00	0	0.00
iA+	0	0.00	0	0.00	0	0.00	0	0.00
iA	0	0.00	0	0.00	0	0.00	0	0.00
iA–	0	0.00	0	0.00	8	0.08	2	27.57
iBBB+	0	0.00	0	0.00	0	0.00	0	0.00
iBBB	0	0.00	0	0.00	0	0.00	0	0.00
iBBB–	0	0.00	0	0.00	0	0.00	0	0.00
iBB+	0	0.00	0	0.00	0	0.00	0	0.00
iBB	0	0.00	0	0.00	0	0.00	0	0.00
iBB–	0	0.00	0	0.00	0	0.00	0	0.00
iB+	0	0.00	0	0.00	0	0.00	0	0.00
iB	0	0.00	0	0.00	0	0.00	0	0.00
iB–	0	0.00	0	0.00	0	0.00	0	0.00
iCCC+	0	0.00	0	0.00	0	0.00	0	0.00
iCCC	0	0.00	0	0.00	0	0.00	0	0.00
iCCC–	0	0.00	0	0.00	0	0.00	0	0.00
Total excluding default	**0**	**0.00**	**0**	**0.00**	8	0.08	2	27.57
Default	0	0.00	0	0.00	0	0.00	0	0.00
Total including default	**0**	**0.00**	**0**	**0.00**	8	0.08	2	27.57

EAD net for Foundation IRBA credit exposures by PD grade for institutions (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014				Dec 31, 2013			
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00
iAA+	0	0.00	0	0.00	0	0.00	0	0.00
iAA	0	0.00	0	0.00	98	0.03	15	15.31
iAA–	0	0.00	0	0.00	155	0.04	28	18.21
iA+	0	0.00	0	0.00	0	0.00	0	0.00
iA	0	0.00	0	0.00	405	0.06	27	6.77
iA–	0	0.00	0	0.00	2,934	0.09	499	17.00
iBBB+	0	0.00	0	0.00	411	0.15	141	34.24
iBBB	0	0.00	0	0.00	994	0.23	260	26.18
iBBB–	0	0.00	0	0.00	369	0.38	133	36.14
iBB+	0	0.00	0	0.00	64	0.69	54	84.83
iBB	0	0.00	0	0.00	15	1.23	16	105.09
iBB–	0	0.00	0	0.00	9	2.06	11	122.67
iB+	0	0.00	0	0.00	0	0.00	0	0.00
iB	0	0.00	0	0.00	0	0.00	0	0.00
iB–	0	0.00	0	0.00	0	0.00	0	0.00
iCCC+	0	0.00	0	0.00	0	0.00	0	0.00
iCCC	0	0.00	0	0.00	41	18.00	102	246.68
iCCC–	0	0.00	0	0.00	0	0.00	0	0.00
Total excluding default	**0**	**0.00**	**0**	**0.00**	5,495	0.29	1,286	23.43
Default	0	0.00	0	0.00	0	0.00	0	0.00
Total including default	**0**	**0.00**	**0**	**0.00**	5,495	0.29	1,286	23.43

EAD net for Foundation IRBA credit exposures by PD grade for corporates (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014				Dec 31, 2013			
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00
iAA+	0	0.00	0	0.00	0	0.00	0	0.00
iAA	1,767	0.03	180	10.20	35	0.03	5	15.31
iAA–	18	0.04	2	13.26	0	0.00	0	0.00
iA+	0	0.00	0	0.00	0	0.00	0	0.00
iA	26	0.06	4	16.90	518	0.06	115	22.13
iA–	814	0.08	133	16.31	405	0.10	127	31.30
iBBB+	540	0.15	121	22.32	912	0.15	362	39.65
iBBB	879	0.23	379	43.12	1,510	0.23	754	49.93
iBBB–	549	0.38	306	55.82	1,666	0.38	1,076	64.60
iBB+	736	0.69	494	67.12	1,121	0.69	951	84.81
iBB	236	1.23	162	68.79	272	1.23	284	104.62
iBB–	35	2.06	28	78.64	287	2.06	347	120.99
iB+	0	0.00	0	0.00	0	0.00	0	0.00
iB	32	3.78	17	54.16	170	3.78	246	144.76
iB–	28	7.26	32	113.90	37	7.26	66	177.02
iCCC+	5	12.76	11	198.16	1	12.76	3	223.09
iCCC	62	18.00	156	250.41	163	18.00	382	234.34
iCCC–	0	0.00	0	0.00	0	0.00	0	0.00
Total excluding default	**5,727**	**0.52**	**2,025**	**35.36**	7,097	0.95	4,718	66.48
Default	165	100.00	0	0.11	80	100.00	0	0.00
Total including default	**5,892**	**3.31**	**2,025**	**34.38**	7,177	2.05	4,718	65.73

The decrease in the Foundation IRBA exposures classes' central governments and banks, institutions and corporates mainly results from the transition of Postbank Large Cap Corporate/Financials portfolio into the Advanced IRBA.

The table below shows our Foundation IRBA exposure distributed based on the corresponding exposure classes for each relevant geographical location. As geographical location we show countries where the Bank maintains a branch or subsidiary and exposure volume is equal to or higher than € 0.5 million. Exposure which does not meet these criteria is shown in "Other", which also comprises exposure to international organizations. Exposures are assigned to the specific geographical location based on the country of domicile of the respective counterparty. The EAD net is presented in conjunction with exposures-weighted average PD in percentage.

EAD net and average PD of Foundation IRBA credit exposures by geographical location (including derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014 Central governments and central banks	Institutions	Corporates	Total
Argentina				
EAD net	0	0	9	9
Average PD in %	0	0	0.13	0.13
Australia				
EAD net	0	0	6	6
Average PD in %	0	0	0.27	0.27
Austria				
EAD net	0	0	249	249
Average PD in %	0	0	0.20	0.20
Belgium				
EAD net	0	0	88	88
Average PD in %	0	0	2.15	2.15
Brazil				
EAD net	0	0	13	13
Average PD in %	0	0	0.28	0.28
Chile				
EAD net	0	0	1	1
Average PD in %	0	0	0.07	0.07
China				
EAD net	0	0	5	5
Average PD in %	0	0	1.17	1.17
Colombia				
EAD net	0	0	3	3
Average PD in %	0	0	0.16	0.16
Czech Republic				
EAD net	0	0	19	19
Average PD in %	0	0	0.28	0.28
Denmark				
EAD net	0	0	12	12
Average PD in %	0	0	1.47	1.47
Finland				
EAD net	0	0	12	12
Average PD in %	0	0	0.17	0.17
France				
EAD net	0	0	180	180
Average PD in %	0	0	1.06	1.06
Germany				
EAD net	0	0	4,621	4,621
Average PD in %	0	0	2.72	2.72
Greece				
EAD net	0	0	10	10
Average PD in %	0	0	0.07	0.07
Hong Kong				
EAD net	0	0	2	2
Average PD in %	0	0	0.34	0.34
Hungary				
EAD net	0	0	19	19
Average PD in %	0	0	0.43	0.43
India				
EAD net	0	0	6	6
Average PD in %	0	0	0.31	0.31

				Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Total
Indonesia				
EAD net	0	0	2	2
Average PD in %	0	0	0.28	0.28
Ireland				
EAD net	0	0	8	8
Average PD in %	0	0	0.27	0.27
Israel				
EAD net	0	0	1	1
Average PD in %	0	0	0.43	0.43
Italy				
EAD net	0	0	117	117
Average PD in %	0	0	0.25	0.25
Japan				
EAD net	0	0	2	2
Average PD in %	0	0	0.35	0.35
Luxembourg				
EAD net	0	0	42	42
Average PD in %	0	0	0.16	0.16
Malaysia				
EAD net	0	0	2	2
Average PD in %	0	0	0.31	0.31
Mexico				
EAD net	0	0	7	7
Average PD in %	0	0	0.16	0.16
Netherlands				
EAD net	0	0	102	102
Average PD in %	0	0	0.42	0.42
Nigeria				
EAD net	0	0	2	2
Average PD in %	0	0	8.72	8.72
Norway				
EAD net	0	0	3	3
Average PD in %	0	0	0.13	0.13
Peru				
EAD net	0	0	2	2
Average PD in %	0	0	0.13	0.13
Poland				
EAD net	0	0	26	26
Average PD in %	0	0	0.70	0.70
Portugal				
EAD net	0	0	7	7
Average PD in %	0	0	0.22	0.22
Qatar				
EAD net	0	0	1	1
Average PD in %	0	0	0.09	0.09
Romania				
EAD net	0	0	17	17
Average PD in %	0	0	0.81	0.81
Singapore				
EAD net	0	0	3	3
Average PD in %	0	0	0.13	0.13
Slovakia				
EAD net	0	0	12	12
Average PD in %	0	0	0.59	0.59

in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Dec 31, 2014 Total
South Africa				
EAD net	0	0	1	1
Average PD in %	0	0	0.20	0.20
South Korea				
EAD net	0	0	2	2
Average PD in %	0	0	0.31	0.31
Spain				
EAD net	0	0	47	47
Average PD in %	0	0	0.41	0.41
Sweden				
EAD net	0	0	21	21
Average PD in %	0	0	0.29	0.29
Switzerland				
EAD net	0	0	111	111
Average PD in %	0	0	0.81	0.81
Taiwan				
EAD net	0	0	1	1
Average PD in %	0	0	0.35	0.35
Thailand				
EAD net	0	0	3	3
Average PD in %	0	0	0.22	0.22
Turkey				
EAD net	0	0	3	3
Average PD in %	0	0	1.40	1.40
United Arab Emirates				
EAD net	0	0	2	2
Average PD in %	0	0	0.19	0.19
United Kingdom				
EAD net	0	0	158	158
Average PD in %	0	0	41.44	41.44
United States of America				
EAD net	0	0	51	51
Average PD in %	0	0	0.47	0.47
Uruguay				
EAD net	0	0	2	2
Average PD in %	0	0	0.12	0.12
Other				
EAD	0	0	40	40
Average PD in %	0	0	2.15	2.15
thereof:				
International Organizations				
EAD	0	0	0	0
Average PD in %	0	0	0	0
Total	0	0	6,053	6,053

The table below summarizes on an EAD basis our foundation approach exposure for specialized lending. For the calculation of minimum capital requirements regulatory risk weights are applied where potential risk mitigating factors are already considered in the assignment of a risk weight to a specific structure. Additional credit risk mitigation techniques have not been applied.

Exposure for specialized lending by risk weight

in € m.	Dec 31, 2014	Dec 31, 2013
Risk weight category 1 (strong)	2,806	8,223
Risk weight category 2 (good)	811	680
Risk weight category 3 (satisfactory)	429	139
Risk weight category 4 (weak)	41	65
Risk weight category 5 (defaulted)	128	1,061
Total EAD of specialized lending	**4,215**	10,169

The decrease is primarily driven by a part of Postbank exposures resulting from the Advanced IRBA rating system approval from BaFin for specialized lending in 2014.

Standardized Approach

We treat a subset of our credit risk exposures within the standardized approach. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings.

We assign certain credit exposures permanently to the standardized approach in accordance with Article 150 CRR. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

For certain CIU exposures we apply the "look-through"-treatment which constitutes a decomposition of the CIU into its underlying investments. According to Article 152 CRR these exposures, primarily consisting of defined benefit pension fund assets, are assigned to the standardized approach.

In line with Article 150 CRR and Section 10 SolvV, we assign further – generally IRBA eligible – exposures permanently to the standardized approach. This population comprises several small-sized portfolios, which are considered to be immaterial on a stand-alone basis for inclusion in the IRBA.

Other credit exposures which are small in size are temporarily assigned to the standardized approach and we plan to transfer them to the IRBA over time. The prioritization and the corresponding transition plan is discussed and agreed with the competent authorities, the Bundesbank, the BaFin and the ECB.

Equity positions entered into before January 1, 2008 are subject to the transitional arrangement to exempt them from the IRBA and a risk weight of 100 % is applied according to the standardized approach treatment.

In order to calculate the regulatory capital requirements under the standardized approach, we use eligible external ratings from Standard & Poor's, Moody's, Fitch Ratings and in some cases from DBRS. DBRS ratings are applied in the standardized approach for a small number of exposures since 2009. Ratings are applied to all relevant exposure classes in the standardized approach. If more than one rating is available for a specific counterparty, the selection criteria as set out in Article 138 CRR are applied in order to determine the relevant risk weight for the capital calculation. Moreover, given the low volume of exposures covered under the standardized approach and the high percentage of (externally rated) central government exposures therein, we do not infer borrower ratings from issuer ratings.

The table below shows exposure values in the standardized approach broken down by risk weight before and after credit risk mitigation obtained in the form of eligible financial collateral, guarantees and credit derivatives excluding securitization positions in the regulatory banking book and Postbank's CIU exposures assigned to the standardized approach which are displayed in the table "EAD of CIUs of Postbank in the Standardized Approach by Risk Weight" thereafter.

Exposure values in the standardized approach by risk weight

	Dec 31, 2014		Dec 31, 2013	
in € m.	Before credit risk mitigation	After credit risk mitigation	Before credit risk mitigation	After credit risk mitigation
0 %	83,870	84,907	78,483	80,150
2 %	31,773	31,654	0	0
4 %	0	0	0	0
10 %	22	22	34	34
20 %	1,131	1,197	1,661	1,656
35 %	3,699	3,698	11,606	11,601
50 %	12,020	12,056	5,914	5,960
70 %	2,992	2,992	0	0
75 %	8,612	7,250	15,043	12,300
100 %	20,388	15,152	27,050	17,861
150 %	3,062	2,926	889	880
Total EAD in the standardized approach	**167,568**	**161,854**	140,680	130,441

The increase in EAD is predominantly driven by the implementation of the CRR/CRD 4 framework regarding our trade exposure against Central Counterparties that is reported with a fixed risk weight of 2 %. The impact for our defined benefit pension fund assets exposure that are calculated at a phase-in rate of 20 % in 2014 also contributed to the increase.

The table below comprises bonds in the form of collective investment undertakings assigned to the standardized approach based on a "look through" treatment as well as the exposure values for collective investment undertakings with risk weights calculated by third parties from Postbank. Credit risk mitigation techniques have not been applied.

EAD of CIUs of Postbank in the standardized approach by risk weight

in € m.	Dec 31, 2014	Dec 31, 2013
Bonds in CIUs		
0 %	0	1,058
5 %	1,569	0
11 %	0	0
22 %	2	26
55 %	0	274
110 %	0	327
200 %	44	45
300 %	0	0
EAD for bonds in CIUs	**1,615**	1,730
CIUs with risk weight calculated by third parties		
< 22 %	0	0
> 22 % < 110 %	215	182
> 110 %	8	8
EAD for CIUs with risk weight calculated by third parties	**223**	190
Total EAD for CIUs in the standardized approach	**1,838**	1,920

Regulatory Application of Credit Risk Mitigation Techniques

Risk-weighted assets and regulatory capital requirements can be managed actively by credit risk mitigation techniques. As a prerequisite for recognition in regulatory calculations, we must adhere to certain minimum requirements as stipulated in the CRR regarding collateral management, monitoring processes and legal enforceability.

The range of collateral being eligible for regulatory recognition is dependent predominantly on the regulatory capital calculation method used for a specific risk position. The principle is that a higher degree of sophistication with regard to the underlying methodology generally leads to a wider range of admissible collateral and options to recognize protection via guarantees and credit derivatives. However, also the minimum requirements to be adhered to and the mechanism available to reflect the risk mitigation benefits are predominantly a function of the regulatory calculation method applied.

The advanced IRBA generally accepts all types of financial collateral, as well as real estate, collateral assignments and other physical collateral. In our application of the advanced IRBA, there is basically no limitation to the range of accepted collateral as long as we can demonstrate to the competent authorities that reliable estimates of the collateral values can be generated and that basic requirements are fulfilled.

The same principle holds true for taking benefits from guarantee and credit derivative arrangements. Within the advanced IRBA, again there are generally no limitations with regard to the range of eligible collateral providers as long as some basic minimum requirements are met. However, collateral providers' credit quality and other relevant factors are incorporated through our internal models.

In our advanced IRBA calculations financial and other collateral is generally considered through an adjustment to the applicable LGD as the input parameter for determining the risk weight. For recognizing protection from guarantees and credit derivatives, generally a PD substitution approach is applied, i.e., within the advanced IRBA risk-weight calculation the PD of the borrower is replaced by the protection seller's or guarantor's PD. However, for certain guaranteed exposures and certain protection providers the so-called double default treatment is applicable. The double default effect implies that for a guaranteed exposure a loss only occurs if the originator and the guarantor fail to meet their obligations at the same time.

The table below shows the advanced IRBA exposures before credit risk mitigation in conjunction with the proportional amounts for eligible advanced IRBA collateral as well as guarantees and credit derivatives.

Collateralized counterparty credit risk exposure in the Advanced IRBA by exposure class

	Dec 31, 2014				Dec 31, 2013			
in € m.	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]
Central governments and central banks	85,182	1,004	2,129	3,133	85,815	2,716	2,042	4,758
Institutions	61,785	12,036	2,456	14,492	60,373	13,751	2,255	16,005
Corporates	311,791[2]	67,424	25,091	92,515	273,955[2]	66,369	21,540	87,908
Retail	192,891	135,969	968	136,937	190,588	133,104	1,009	134,113
Total	**651,649**	**216,433**	**30,644**	**247,077**	610,731	215,940	26,845	242,785

1 Excludes collateralization which is reflected in the EPE measure.
2 Includes exposure subject to dilution risk of € 1.43 billion per end 2014 and € 1.16 billion per year end 2013.

The increase in EAD and respective collateralized EAD is mainly driven by model changes, foreign exchange movements and specific growth in CB&S and GTB in the corporates exposure. An additional contribution resulted from the switch of Postbank Large Cap Corporates/Financial from Foundation to Advanced IRBA.

The foundation IRBA sets stricter limitations with regard to the eligibility of credit risk mitigation compared to the advanced IRBA but allows for consideration of financial collateral, guarantees and credit derivates as well as other foundation IRBA-eligible collateral like mortgages and security assignments.

The financial collateral recognized in the foundation IRBA essentially comprises cash, bonds and other securities related to repo lending.

The table below shows the Foundation IRBA exposures before credit risk mitigation in conjunction with the proportional amounts for financial and other collateral as well as guarantees and credit derivatives.

Collateralized counterparty credit risk exposure in the Foundation IRBA by exposure class

					Dec 31, 2014
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments and central banks	0	0	0	0	0
Institutions	1	0	0	0	0
Corporates	6,039	0	0	567	567
Total	6,040	0	0	567	567

					Dec 31, 2013
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments and central banks	8	0	0	0	0
Institutions	5,592	0	0	0	0
Corporates	7,521	0	0	643	643
Total	13,121	0	0	643	643

The decrease in EAD is mainly driven by the switch of Postbank Large Cap Corporates/Financial from Foundation IRBA to Advanced IRBA and thus reflects part of the effects described above.

In the standardized approach, collateral recognition is limited to eligible financial collateral, such as cash, gold bullion, certain debt securities, equities and CIUs, in many cases only with their volatility-adjusted collateral value. In its general structure, the standardized approach provides a preferred (lower) risk-weight for "claims secured by real estate property". Given this, preferred risk-weight real estate is not considered a collateral item under the standardized approach. Further limitations must be considered with regard to eligible guarantee and credit derivative providers.

In order to reflect risk mitigation techniques in the calculation of capital requirements we apply the financial collateral comprehensive method since the higher sophistication of that method allows a broader range of eligible collateral. Within this approach, financial collateral is reflected through a reduction in the exposure value of the respective risk position, while protection taken in the form of guarantees and credit derivatives is considered by means of a substitution, i.e., the borrower's risk weight is replaced by the risk weight of the protection provider.

The table below shows the standard approach exposures, financial collateral and guarantees and credit derivatives by exposure class. The exposure classes are according to CRR/CRD 4, which are in general comparable to the exposure classes according to the Basel 2.5 framework.

Exposure values in the standardized approach by exposure class

	Dec 31, 2014				Dec 31, 2013			
in € m.	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments or central banks	40,445	29	431	460	49,961	2	891	893
Regional governments and local authorities	18,322	4	33	37	19,744	3	1	3
Public sector entities	10,182	1	474	475	4,180	1	587	588
Multilateral development banks	4,931	0	0	0	921	0	2	2
International organizations	2,357	0	0	0	550	0	0	0
Institutions	32,449	169	42	211	4,796	339	97	435
Corporates	16,381	4,268	20	4,288	23,763	7,985	115	8,100
Retail	8,613	385	0	385	9,656	618	0	618
Secured by mortgages on immovable property	3,956	0	0	0	5,173	11	0	11
Exposures in default	3,423	138	0	138	1,304	16	0	16
Items associated with particular high risk	161	2	0	2	0	0	0	0
Covered bonds	22	0	0	0	34	0	0	0
Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0	0	0
Collective investment undertakings (CIU)	25,262	0	0	0	1,920	0	0	0
Equity	2,707	0	0	0	3,023	0	0	0
Other items	419	0	0	0	17,575	0	0	0
Total	**169,630**	**4,996**	**1,001**	**5,996**	142,600	8,975	1,693	10,667

The increase in EAD is predominantly driven by the implementation of the CRR/CRD 4 framework regarding our trade exposure against central counterparties which is now reported under exposure class institutions. Defined benefit pension fund assets exposure, that had been reported under the exposure class "Other items" in 2013, is shown under the exposure class "Collective investment undertakings (CIU)". Here the calculation at a phase-in rate of 20 % in 2014 also contributed to the exposure increase. The increase in EAD in the exposure class "Exposures in default" is primarily attributable to the adjusted default definition under the CRR/CRD 4 framework.

Securitization

The following section on Securitization, ending on page 178, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes are to provide investor clients with access to risk and returns related to specific portfolios of assets, to provide borrowing clients with access to funding and to manage our own credit risk exposure.

A participant in the securitization market can typically adopt three different roles: as originator, sponsor or investor, as defined in the Article 4 (1) (13,14) CRR. An originator is an institution which is involved, either itself or through its related entities, directly or indirectly, in the origination or purchase of the securitized exposures. In a sponsorship role, an institution establishes and manages an asset-backed commercial paper program ("ABCP") or other securitization transaction, but has neither originated nor taken the purchased assets on its balance sheet. All other securitization positions entered into by us are assumed in the capacity as an investor. In order to achieve our business objectives we act in all three roles on the securitization markets.

Banking Book Securitizations

As an originator we use securitizations primarily as a strategy to reduce credit risk, mainly through the Credit Portfolio Strategies Group ("CPSG"). It uses, among other means, synthetic securitizations to manage the credit risk of loans and lending-related commitments of the international investment-grade portfolio, leveraged portfolio, and the medium-sized German companies' portfolio within the corporate divisions of CB&S and GTB. The credit risk is predominantly transferred to counterparties through synthetic collateralized loan obligations mainly in the form of financial guarantees and, to a lesser extent, as credit derivatives providing first loss protection.

The overall volume of credit risk transfer as originator showed an increase for CB&S. This resulted mainly from originator activities during 2014. These transactions are related to European small and medium entities ("SMEs") and European and American assets related to large entities and institutions. The volume of credit risk transfer for PBC decreased following repayments in the underlying pool for transactions of Postbank.

On a limited basis we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009, some of which we intend to replace in 2015. These transactions do not transfer credit risk and are therefore not included in the quantitative part of this section.

We set up, sponsor and administer a number of ABCP programs through which we securitize assets originated by third parties. These programs provide customers with access to funding in the commercial paper ("CP") market and create investment products for clients. Each program consists of a CP issuing special purpose entity (the so-called "conduit") and one or more supporting SPEs through which the assets are purchased. The conduits and the SPEs are organized as limited liability companies or in an equivalent legal form. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets. As administrative agent for the CP programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the CP conduit, which then issues to the market high-grade, short-term CP, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment-grade rating for the CP. We are acting as provider of liquidity and credit enhancement to these conduits with facilities recorded in our regulatory banking book. There are also instances in which we will face the conduit on foreign exchange and interest rate swaps which are recorded in the trading book. More details on our conduit exposure as part of ABCP programs are provided in section "Types of Special Purpose Entities used by Deutsche Bank as Sponsor of Securitizations".

Furthermore, we act as an investor in third party securitizations through the purchase of tranches from third party-issued securitizations, or by providing liquidity, credit support or other form of financing. Additionally, we assist third party securitizations by providing derivatives related to securitization structures. These include currency, interest rate, equity and credit derivatives.

Almost half of our securitization book in 2014 related to origination activity, predominantly through transactions for CPSG, i.e., from de-risking activity for our existing loan portfolio. The sponsor role is considered for about 8 % of our securitization exposure and for the rest we acted as investor.

During 2014 the total securitization book increased by € 3.5 billion to € 55.1 billion. The main driver was originator activity to reduce credit risk as mentioned above and currency related movements.

Overall, the securitization positions are exposed to the performance of diverse asset classes, including primarily corporate senior loans or unsecured debt, consumer debt such as auto loans or student loans, as well as residential or commercial first and second lien mortgages. We are active across the entire capital structure with an emphasis on the more senior tranches. The subset of re-securitization is predominantly backed by securitizations with corporate obligations in the underlying pools.

Primary recourse for securitization exposures lies with the underlying assets. The related risk is mitigated by credit enhancement typically in the form of overcollateralization, subordination, reserve accounts, excess interest, or other support arrangements. Additional protection features include performance triggers, financial covenants and events of default stipulated in the legal documentation which, when breached, provide for the acceleration of repayment, rights of foreclosure and/or other remediation.

The initial due diligence for new banking book exposures usually includes any or all of the following, depending on the specifics of the transaction: (a) the review of the relevant documents including term sheets, servicer reports or other historical performance data, third-party assessment reports such as rating agency analysis (if externally rated), etc., (b) modeling of base and downside scenarios through asset-class specific cash-flow models, (c) servicer reviews to assess the robustness of the servicer's processes and financial strength. The result of this due diligence is summarized in a credit and rating review which requires approval by an appropriate level of credit authority, depending on the size of exposure and internal rating assigned.

Compliance with the regulatory requirements for risk retention, due diligence and monitoring according to the applicable regulatory requirements is part of our credit review process and the relevant data is gathered for reporting purposes with the support of the IT systems used for the credit review process and the process for financial reporting

Ongoing regular performance reviews include checks of the periodic servicer reports against any performance triggers/covenants in the loan documentation, as well as the overall performance trend in the context of economic, geographic, sector and servicer developments. Monitoring of the re-securitization subset takes into consideration the performance of the securitized tranches' underlying assets, to the extent available.

For longer-term lending-related commitments an internal rating review is required at least annually. Significant negative (or positive) changes in asset performance can trigger an earlier review date. Full credit reviews are also required annually, or, for highly rated exposures, every other year. Furthermore, there is a separate, usually quarterly, watch list process for exposures identified to be at a higher risk of loss, which requires a separate assessment of asset and servicer performance. It includes a review of the exposure strategy and identifies next steps to be taken to mitigate loss potential. There is no difference in approach for re-securitization transactions.

Evaluation of structural integrity is another important component of risk management for securitization, focusing on the structural protection of a securitization as defined in the legal documentation (i.e., perfection of security interest, segregation of payment flows, and rights to audit). The evaluation for each securitization is performed by a dedicated team who engages third-party auditors, determines audit scopes, and reviews the results of such external audits. The results of these risk reviews and assessments complement the credit and rating review process performed by Credit Risk Management.

Securitization activities have an impact on our liquidity activity. On the one hand, we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009, as mentioned before. On the other hand, we are exposed to potential drawdown under liquidity backstop facilities supporting the Deutsche Bank-sponsored asset-backed commercial paper or other revolving commitments. This liquidity risk is monitored by our Treasury department and is included in our liquidity planning and regular stress testing.

We have identified part of the existing book of securitization transactions as "legacy book" earmarked for de-risking, which forms part of our NCOU. De-risking generally means that existing positions on our books are either partially or completely sold into the market, as far as adequate prices can be achieved. These positions also benefit from reduction through amortization, where applicable. In 2014, this legacy book experienced a net decrease by € 2.5 billion to € 5.2 billion.

Credit hedging requirements for securitization exposures are mandated in the context of each individual credit approval, and are re-visited at each internal credit or rating review. However, management of credit risk is conducted mostly through avoidance of undue risk concentration on borrower, servicer and asset class levels. Any higher initial underwritings are de-risked to a final hold mandated in the credit approval mainly through syndication, or sales in the secondary market. Success of de-risking is monitored and reported regularly to senior management. There is only very limited credit hedging activity in the banking book.

Furthermore, in the context of structuring securitization transactions, hedging usually takes place to insulate the SPE from interest rate and cross-currency risk – as far as required depending on the assets being included. When this hedging is provided by us, the related counterparty risk to the securitization structure is included in the Credit Risk Management review process and reported below as part of the banking book exposure despite effectively being part of our trading book. If this hedging is not provided by us, it is largely conducted with large international financial institutions with strong financials. Such indirect counterparty risk is reported to the hedging counterparty's credit officer to become part of his/her credit evaluation.

Trading Book Securitizations

In the trading book, we act as originator, sponsor and investor. In the role of investor, our main objective is to serve as a market maker in the secondary market. The market making function consists of providing liquidity for our customers and providing two way markets (buy and sell) to generate flow trading revenues. In the role of originator, we predominately engage in short synthetic single tranche CDOs (SST-CDOs) backed by loans to corporates or SMEs. Also in our role as originator, we finance loans to be securitized, predominantly in the commercial real estate business. Trading book activities where we have the role of a sponsor excluding activities derived from multi-seller originator transactions as described above are minimal.

We hold a portfolio of asset backed securities ("ABS") correlation trades within the NCOU portfolio that is in the process of being wound down. Other than facilitating the de-risking, no new activity is being generated. The positions are being managed and are part of Market Risk Management's Governance Framework (described below).

Our securitization desks trade assets across all capital structures, from senior bonds with large subordination to first loss subordinate tranches, across both securitizations and re-securitizations. Our exposure to re-securitizations in the trading book as of December 31, 2014 was € 801 million, compared with € 1,025 million as of prior year end, comprised mostly of older vintage collateralized loan obligations (including a bucket of securitization) and a median rating of BBB+. The varying degrees of risk along the capital structure are reflected by the price in which the asset trades; this is because the market requires minimum loss adjusted returns on their investments. Securitization positions consist mostly of residential mortgage backed securities ("RMBS") and commercial mortgage backed securities ("CMBS") backed by first and second lien loans, collateralized loan obligations ("CLOs") backed by corporate senior loans and unsecured debt and consumer ABS backed by secured and unsecured credit.

Similar to other fixed income and credit assets, securitized trading volume is linked to global growth and geopolitical events which affect liquidity and can lead to lower trading volumes, as observed during the crisis. Current changes to regulation and uncertainty over final implementation may lead to increased volatility and decreased liquidity/trading volumes across securitized products. Other potential risks that exist in securitized assets are prepayment, default, loss severity and servicer performance. Note that trading book assets are marked to market and the previous mentioned risks are reflected in the position's price.

Our Market Risk Management Governance Framework applies to all securitization positions held within the trading book. The Risk Governance Framework applied to securitization includes policies and procedures with respect to new product approvals, new transaction approvals, risk models and measurements, as well as inventory management systems and trade entry. All securitization positions are captured and measured within value-at-risk, stressed value-at-risk, and economic capital. The measurements are dependent upon internal and external models and processes, which includes the use of third-party assessments of risks associated with the underlying collateral. All securitization positions held within the trading book are captured, reported and limited within the Risk Governance Framework at the global, regional and product levels. Any changes in credit and market risks are also reported.

The limit structure includes value-at-risk and product specific limits. Asset class market value limits are based on seniority/rating and liquidity, where lower rated positions or positions in less liquid asset class are given a lower trading limit. The limit monitoring system captures exposures and flags any threshold breaches. Market Risk Management approval is required for any trades over the limit. The processes for securitization and re-securitizations are similar.

The Market Risk Management Governance Framework also captures issuer (credit) risk for securitization positions in the trading book. MRM's process manages concentration risks and sets limits at the position level. The limit structure is based on asset class and rating where less liquid positions and those with lower ratings are assigned lower trading limits. Limit management reports are produced to promote position level limit compliance and to detect any potential limit breaches. When positions exceed the respective market value limits on a global basis, MRM approval is required. Further due diligence is performed on positions that require trade approval; this includes analyzing the credit performance of the security and evaluating risks of the trade. In addition collateral level stress testing and performance monitoring is incorporated into the risk management process. The process covers both securitizations and re-securitizations.

The securitization desks incorporate a combination of macro and position level hedges to mitigate credit, interest rate and certain tail risks on the entire securitization portfolio. Duration and credit sensitivities (DV01s and CS01s) are the primary risk sensitivity measures used to calculate appropriate hedges. Some of the hedging products utilized include plain vanilla interest rate swaps, US Treasury bonds and product specific liquid indices. The market risks of the hedges (both funded and unfunded) are incorporated and managed within our Market Risk Management Governance Framework as described above; and, the counterparty risks of the hedges (both funded and unfunded), which are comprised primarily of major global financial institutions, are managed and approved through a formalized risk management process performed by Credit Risk Management.

Compliance with the CRR rules, as applicable requires that pre-trade due diligence is performed on all relevant positions. It is the responsibility of the respective trading desk to perform the pre-trade due diligence and then record the appropriate data records at trade execution to indicate whether relevant due diligence items have been performed. The pre-trade due diligence items include confirmations of deal structural features, performance monitoring of the underlying portfolio, and any related retention disclosures.

The GTO – Regulatory Securitization Group then reviews trade inputs for errors or flag changes, distributes regulatory control reports and serves as the subject matter escalation contact. Upon validation of flag changes or trading desk errors, the GTO – Regulatory Securitization Group will then communicate and action the changes accordingly. Further pre-trade due diligence is performed by MRM for CRR, as applicable for relevant positions exceeding predefined limits (process as described above).

Accounting and Valuation Policies for Securitizations

Our accounting policies are included in Note 1 "Significant Accounting Policies and Critical Accounting Estimates". The most relevant accounting policies for the securitization programs originated by us, and where we hold assets purchased with the intent to securitize, are "Principles of Consolidation", "Financial Assets and Financial Liabilities" and "Derecognition of Financial Assets and Financial Liabilities", see also Note 14 "Financial Instruments carried at Fair Value".

Types of Special Purposes Entities used by Deutsche Bank as Sponsor of Securitizations

We establish and administer as sponsor asset-backed commercial paper ("ABCP") programs which securitize assets acquired from third parties. Each program consists of a commercial paper issuing special purpose vehicle (the so-called "conduit") and one or more supporting special purpose entities (the "SPE") through which the assets are purchased. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets.

The major conduits used in 2014 for issuing commercial paper are: Aspen Funding Corp., Newport Funding Corp., Gemini Securitization Corp. and Rhein-Main Securitization Ltd. The asset purchasing SPEs are funded by the conduits issuing notes (including variable funding notes) or entering into credit facilities. The table below presents the ABCP-related exposures as applied for regulatory calculation purposes within the securitization framework by our conduits. Associated with Moody's downgrade of our short term rating in July 2014, the utilization of conduits as a funding source for third party securitization was de-emphasized, primarily explaining the reduction in ABCP related exposure.

ABCP Program Exposures by Major Conduits

in € m.	Dec 31,2014	Dec 31,2013
Aspen Funding Corp.	1,022	959
Newport Funding Corp.	546	582
Gemini Securitization Corp. LLC[1]	1,074	6,176
Sedona Capital Funding Corp. LLC	1	1,659
Montage Funding LLC	0	894
Saratoga Funding Corp. LLC	0	1,047
Rhein Main Securitization Ltd.[2]	1,077	3,195
RM Multi-Asset Ltd.	0	215
RM Fife Ltd.	296	922
RM AYR Ltd.	0	551
RM Sussex Ltd.	777	963
RM Chestnut Ltd.	0	543
Sword Securitization Ltd.; Scimitar Securitization Ltd.	0	338
SPAN NO 9 PT LIMITED	0	338
Total	**3,720**	11,250

[1] Gemini Securitization Corp. LLC consists of direct (€ 1,073 million) and additional exposure from respective SPEs shown under the before mentioned conduit (mainly Sedona Capital Funding Corp. LLC € 1 million).
[2] Rhein Main Securitization Ltd. consists of direct (€ 4 million) and additional exposure from respective SPEs shown under the before mentioned conduit (mainly RM Fife Ltd. € 296 million and RM Sussex Ltd. € 777 million).

We assume both on-balance sheet exposure and off-balance sheet exposure which stems from liquidity facilities granted to the SPVs or the related conduit, letters of credit, total return swaps or similar credit enhancement, interest rate and foreign exchange related derivatives and commercial papers.

As sponsor, we also assist some special purpose entities in selecting the securitized assets and structuring the tranches. This type of transactions may include multi-seller securitizations where a small portion of the securitized assets were originated by us, e.g., performing and non-performing residential and commercial mortgage loans. We may assume on-balance sheet and off-balance sheet exposure including first loss tranches or interest rate and foreign exchange related derivatives.

We as originator or sponsor of a securitization transaction sell ABCPs and other securitization tranches (or arrange for such sale through mandated market making institutions) solely on an "execution only" basis and only to sophisticated operative corporate clients that rely on their own risk assessment. In the ordinary course of business, we do not offer such tranches to operative corporate clients to which, at the same time, we offer investment advisory services.

Our division Deutsche Asset & Wealth Management (Deutsche AWM) provides asset management services to undertakings for collective investments, including mutual funds and alternative investment funds, and private individuals offering access to traditional and alternative investments across all major asset classes, including securitization positions. A small portion of those positions of 3.0 % consisted of tranches in securitization transactions where Deutsche Bank acts as originator or sponsor.

Regulatory Securitization Framework

Article 4(1)(61) CRR defines which types of transactions and positions must be classified as securitization transactions and securitization positions for regulatory reporting.

Securitization transactions are basically defined as transactions in which the credit risk of a securitized portfolio is divided into at least two securitization tranches and where the payments to the holders of the tranches depend on the performance of the securitized portfolio. The different tranches are in a subordinate relationship that determines the order and the amount of payments or losses assigned to the holders of the tranches (waterfall). Loss allocations to a junior tranche will not already lead to a termination of the entire securitization transaction, i.e., senior tranches survive loss allocations to subordinate tranches.

Securitization positions can be acquired in various forms including investments in securitization tranches, derivative transactions for hedging interest rate and currency risks included in the waterfall, liquidity facilities, credit enhancements, unfunded credit protection or collateral for securitization tranches.

Assets originated or acquired with the intent to securitize follow the general approach for the assignment to the regulatory banking or trading book. Further details are described in chapter "Allocation of Positions to the Regulatory Trading book".

The approach for the calculation of the regulatory capital requirements for banking book and trading book securitization positions is prescribed by the European Capital Requirements Regulation ("CRR").

Calculation of Regulatory Capital Requirements for Banking Book Securitizations

The regulatory capital requirements for the credit risk of banking book securitizations are determined based on the securitization framework pursuant to Articles 242 to 270 CRR, which distinguishes between credit risk standardized approach ("CRSA")-securitization positions and internal ratings based approach ("IRBA")-securitization positions. The classification of securitization positions as either CRSA- or IRBA-securitization positions depends on the nature of the securitized portfolio. Basically, CRSA-securitization positions are those where the securitized portfolio predominantly includes credit risk exposures, which would qualify as CRSA-exposures under the credit risk framework if they would be held by us directly. Otherwise, if the majority of the securitized portfolio would qualify as IRBA-exposures, the securitization positions qualify as IRBA-securitization positions.

The risk weights of CRSA-securitization positions are derived from their relevant external ratings, when applicable. External ratings must satisfy certain eligibility criteria for being used in the risk weight calculation. Eligible external ratings are taken from Standard & Poor's, Moody's, Fitch Ratings and DBRS. If more than one eligible rating is available for a specific securitization position, the relevant external rating is determined as the second best eligible rating in accordance with the provisions set forth in Article 269 CRR. CRSA-securitization positions with no eligible external rating receive a risk weight of 1,250 % unless they qualify for the application of the Internal Assessment Approach according to Article 109(1) CRR in conjunction with Article 259(3) CRR or for the application of the risk concentration approach pursuant to Article 253 CRR which might lead to a risk weight below 1,250 %.

The risk weight of IRBA-securitization positions is determined according to the following hierarchy:

- If one or more eligible external ratings exist for the IRBA-securitization position, or if an external rating can be inferred from an eligible external rating of a benchmark securitization position, the risk weight is derived from the relevant external rating (ratings based approach).
- Otherwise, if no eligible external rating exists or can be inferred, the risk weight of the IRBA-securitization position will generally be determined based on the supervisory formula approach pursuant to Section 262 CRR or the internal assessment approach pursuant to Article 259 (3) and (4) CRR.
- If neither of the aforementioned approaches can be applied, the position receives a risk weight of 1,250 %.

The ratings based approach applies to a material part of our IRBA- and CRSA-securitization positions, largely in the lower (better) risk weight bands. We use the external ratings of Standard & Poor's, Moody's, Fitch Ratings and DBRS. The majority of securitization positions with an eligible external or inferred external credit assessment are securitization positions held as investor. The risk concentration approach is applied to a few CRSA-securitization exposures that are small compared with the total amount of our banking book securitization exposures. The scope of application of the supervisory formula approach and of the internal assessment approach is described below.

There is no securitization position for which we have applied the special provisions for originators of securitization transactions which include an investor's interest to be recognized by the originator pursuant to Article 256 CRR respectively Article 265 CRR.

Supervisory Formula Approach and Internal Assessment Approach

The risk weight of securitization positions subject to the supervisory formula approach ("SFA") are determined based on a formula which takes as input the capital requirement of the securitized portfolio and the seniority of the securitization position in the waterfall, amongst others. When applying the SFA, we estimate the risk parameters PD and LGD for the assets included in the securitized portfolio, by using internally developed rating systems approved for such assets. We continue to develop new rating systems for homogenous pools of assets to be applied to assets that have not been originated by us. The rating systems are based on historical default and loss information from comparable assets. The risk parameters PD and LGD are derived on risk pool level.

Approximately 72 % of the total banking book securitization positions are subject to the SFA. This approach is predominantly used to rate positions backed by corporate loans, auto-related receivables and commercial real estates.

For unrated IRBA-securitization positions which are related to ABCP programs and which are not asset backed commercial paper, the risk weight is calculated based on the internal assessment approach ("IAA"). Apart from using this concept for regulatory purposes, the internal rating is used for expected loss and economic capital calculations and plays a significant role in the credit decision and monitoring process.

We have received approval from BaFin to apply the IAA to approximately 71 % of our ABCP conduit securitization exposure.

Asset classes subject to IAA are governed by a specific and detailed set of rules per asset class. These asset class write-ups ("ACW") have been established by Credit Risk Management, Risk Analytics and Living Wills and the Front Office. They are reviewed and approved in a formal internal process, and subject to an at least annual review. For BaFin approved asset classes, the ACW require re-approval by the regulator in case of significant changes during the review process.

BaFin approval for IAA has been received for currently 14 different asset classes in both consumer and commercial assets. The stress factors are different per asset class and rating level; they are established based on criteria set by the "dominant" external rating agency which forms the basis of the internal qualitative and quantitative rating analysis. The stress factor multiples generally indicate how much credit enhancement is required to obtain a specific rating compared to the level of pool expected loss.

The following tables summarize (a) the stress factor multiples per rating level, or (b) key stress testing methodology for those without defined Stress Factor Multiples, based on the methodology published by the respective dominant rating agencies:

Stress Factor Multiples per Rating Level by dominant Rating Agencies

Asset Class	Auto Loans	CDO	Comm. Lease & Loan	Consumer Loans	Credit Cards	Trade Receivable
Dominant Rating Agency	S&P	Moody's	S&P	S&P	S&P	S&P
AAA	3.75–5	1.95	5	4–5	3–6.6	2.5
AA	3–4	1.8–1.76	4	3–4	2.5–5	2.25
A	2–3	1.73–1.69	3	2–3	2–3.75	2
BBB	1.75–2	1.67–1.63	2	1.5–2	1.5–2.5	1.5
BB	1.5–1.75	1.5–1.2		1–1.5	1.25–1.5	

Summary of Rating agency Stress Factor Methodologies without defined Stress Factor Multiples

Asset Class	Capital Calls	MBS Servicer Advances	Market Values CDO	RMBS Australia	RMBS Europe	RMBS US	Structured Settlements	Student Loans FFELP
Dominant Rating Agency	Moody's	Moody's	S&P	S&P	S&P	S&P	S&P	Moody's
Comment	Methodology relies on conservative assumptions regarding debtor ratings and recovery rates; supported by conservative correlation criteria	Methodology applies rating-specific stressed recovery curves for each type of servicer advances. Cash flows are run under multiple interest rate stress scenarios	Methodology of both S&P and Moody's is using Advance rates instead of Stress Factor Multiples, which are available on their respective websites	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Stress-testing by applying S&P default and loss assumptions per rating level on each individual loan in the pool	Generating a probability distribution of potential default rates at each rating level for the portfolio using industry-specific recovery rates. Additional stress tests regarding Largest Obligor and Largest Industry Defaults	Applying rating-level specific stresses including defined cumulative default rates, voluntary prepayment rates, servicer reject rates and borrower benefit rates

Information based on methodology published by the respective Dominant Rating Agencies, which may be amended from time to time.

The underlying cash flow models per asset class are also subject to the regular review process described above. For securitizations in these asset classes we utilize external credit assessment institutions, namely Standard & Poor's and Moody's as outlined in the tables above.

Calculation of Regulatory Capital Requirements for Trading Book Securitizations

The regulatory capital requirements for the market risk of trading book securitizations are determined based on a combination of internal models and regulatory standard approaches pursuant to Article 337 CRR.

The capital requirement for the general market risk of trading book securitization positions is determined as the sum of (i) the value-at-risk based capital requirement for general market risk and (ii) the stressed value-at-risk based capital requirement for general market risk.

The capital requirement for the specific market risk of trading book securitization positions depends on whether the positions are assigned to the regulatory correlation trading portfolio ("CTP") or not.

For securitization positions that are not assigned to the CTP, the capital requirement for specific market risk is calculated based on the market risk standardized approach ("MRSA"). The MRSA risk weight for trading book securitization positions is generally calculated by using the same methodologies which apply to banking book securitization positions. The only difference relates to the use of the SFA for trading book securitization positions, where the capital requirement of the securitized portfolio is determined by making use of risk parameters (probability of default and loss given default) that are based on the incremental risk charge model. The MRSA based capital requirement for specific risk is determined as the higher of the capital requirements for all net long and all net short securitization positions outside of the CTP. The securitization positions included in the MRSA calculations for specific risk are additionally included in the value-at-risk and stressed value-at-risk calculations for specific risk.

Trading book securitizations subject to MRSA treatment include various asset classes differentiated by the respective underlying collateral types:

— Residential mortgage backed securities ("RMBS");
— Commercial mortgage backed securities ("CMBS");
— Collateralized loan obligations ("CLO");
— Collateralized debt obligations ("CDO"); and
— Asset backed securities (incl. credit cards, auto loans and leases, student loans, equipment loans and leases, dealer floorplan loans, etc).

They also include synthetic credit derivatives and commonly-traded indices based on the above listed instruments.

Conversely, the capital requirement for the specific market risk of securitization positions which are assigned to the CTP is determined as the sum of (i) the value-at-risk based capital requirement for specific risk, (ii) the stressed value-at-risk based capital requirement for specific risk and (iii) the capital requirement for specific risk as derived from the comprehensive risk measurement ("CRM") model. The CRM based capital requirement is subject to a floor equal to 8 % of the higher of the specific risk capital requirements for all net long and all net short securitization positions under the MRSA.

The CTP includes securitization positions and nth-to-default credit derivatives principally held for the purpose of trading correlation that satisfy the following requirements:

— all reference instruments are either single-name instruments, including single-name credit derivatives for which a liquid two-way market exists, or commonly-traded indices based on those reference entities;
— the positions are neither re-securitization positions, nor options on a securitization tranche, nor any other derivatives of securitization exposures that do not provide a pro-rata share in the proceeds of a securitization tranche; and
— the positions do not reference a claim on a special purpose entity, claims or contingent claims on real estate property or retail.

The CTP also comprises hedges to the securitization and nth-to-default positions in the portfolio, provided a liquid two-way market exists for the instrument or its underlying. Typical products assigned to the CTP are synthetic CDOs, nth-to-default credit default swaps ("CDS"), and index and single name CDS. For details on the CRM covering the regulatory CTP please also refer to the section "Trading Market Risk".

Securitization Details

The amounts reported in the following tables provide details of our securitization exposures separately for the regulatory banking and trading book. The presentation of the banking and trading book exposures is in line with last year's disclosure. The details of our trading book securitization positions subject to the MRSA are included in this chapter, while details of the trading book securitization positions covered under the Comprehensive Risk Measure ("CRM") are described in chapter "Trading Market Risk".

Outstanding Exposures Securitized

We are only exposed to credit or market risks related to the exposures securitized, as shown below, to the extent that we have retained or purchased any of the related securitization positions. The risk of the retained or purchased positions depends on the relative position in the payment waterfall structure of the securitization transaction. For disclosure purposes, we are deemed to be originator and additionally sponsor in case of multi-seller securitizations, which is reflected in the disclosure of the total outstanding exposures securitized in the sponsor column and our share of those exposures in the originator column.

The following table details the total banking book outstanding exposure, i.e., the overall pool size, we have securitized in our capacity as either originator or sponsor through traditional or synthetic securitization transactions split by exposure type. Within the originator columns the table provides information of the underlying securitized asset pool which was either originated from our balance sheet or acquired from third parties. The amounts reported are either the carrying values as reported in our consolidated financial statements for on-balance sheet exposures in synthetic securitizations or the principal notional amount for traditional securitizations and off-balance sheet exposures in synthetic transactions. Of the € 46.5 billion total outstanding securitized exposure reported as of December 31, 2014 in the table below as originator, the amount retained was € 27.0 billion reflecting an increase in both outstanding securitized as well as retained exposure which for December 31, 2013 were € 42.3 billion and € 22.7 billion respectively.

For sponsor relationships, the total outstanding exposure securitized reported in the table below represents the principal notional amount of outstanding exposures of the entities issuing the securities and other receivables. As of December 31, 2014, our retained or repurchased exposure of the € 29.3 billion total outstanding exposure securitized shown in the sponsor columns including multi-seller transactions was € 9.2 billion. The remaining exposure is held by third parties. As of December 31, 2013, our exposure with regard to the € 77.2 billion total outstanding exposure securitized resulted from sponsoring activities including multi-seller transactions amounted to € 13.0 billion. The decrease in our exposure resulted primarily from a management decision to reduce the securitization book funded through ABCP conduits. The total reported outstanding exposure securitized is derived using information received from servicer reports of the third parties with whom the conduits have relationships.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book

				Dec 31, 2014				Dec 31, 2013
	Originator		Sponsor[1]		Originator		Sponsor[1]	
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	8,485	2,171	635	64	9,379	2,945	3,867	0
Commercial mortgages	9,978	0	7,525	0	9,265	0	7,980	0
Credit card receivables	0	0	1,560	0	0	0	4,118	0
Leasing	89	0	3,691	0	0	0	8,439	0
Loans to corporates or SMEs (treated as corporates)[2]	1,320	24,420	6,814	0	2,215	18,522	13,342	0
Consumer loans	0	0	6,506	0	0	0	15,185	0
Trade receivables	0	0	547	0	0	0	193	0
Covered bonds	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0
Other assets[3]	0	0	1,974	0	0	0	24,107	0
Total outstanding exposures securitized[4]	**19,873**	**26,592**	**29,252**	**64**	20,858	21,467	77,232	0

[1] As of December 31, 2014 included under sponsor is the amount € 8.8 billion of multi-seller related securitized exposures, of which we have originated € 4.8 billion, and therefore have also included this amount under originator. For December 31, 2013 the amounts were € 11.0 billion and € 5.8 billion respectively.
[2] SMEs are small- or medium-sized entities.
[3] 2013 amount consists mainly of securitizations supporting rental car and dealer floorplan activities.
[4] For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

The table below provides the total outstanding exposure securitized in relation to securitization positions held in our regulatory trading book separately for originator and sponsor activities and further broken down into traditional and synthetic transactions. Short synthetic single tranche CDOs have been reflected as originator positions for which the synthetic pool size was determined as the maximum pool size of the position sets referencing a given synthetic pool. The total outstanding exposure securitized as shown in the table below does not reflect our risk as it includes exposures not retained by us, does not consider the different positioning in the waterfall of related positions and – most notably – does not reflect hedging other than that in identical tranches. Compared with last year, the pool of outstanding exposures securitized increased for synthetic securitizations following the consideration of certain CTP positions within the MRSA due to their ineligibility for CRM.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Trading Book

	Dec 31, 2014				Dec 31, 2013			
	Originator		Sponsor[1]		Originator		Sponsor[1]	
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	9,227	0	9,362	0	11,026	0	5,200	0
Commercial mortgages	41,404	14,588	72,439	0	29,714	0	52,633	0
Credit card receivables	0	0	0	0	0	0	0	0
Leasing	0	0	0	0	494	0	0	0
Loans to corporates or SMEs (treated as corporates)[2]	768	104,513	1,402	0	1,998	91,965	3,720	0
Consumer loans	0	147	0	0	0	0	0	0
Trade receivables	0	0	0	0	0	0	0	0
Covered bonds	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0
Other assets	1,451	0	0	0	0	0	0	0
Total outstanding exposures securitized[3]	**52,850**	**119,247**	**83,204**	0	43,232	91,965	61,553	0

[1] As of December 31, 2014 included under sponsor is the amount € 73.4 billion of multi-seller related securitized exposures, of which we have originated € 28.3 billion, and therefore have also included this amount under originator. For December 31, 2013 the amounts were € 56.5 billion and € 22.5 billion respectively.
[2] SMEs are small- or medium-sized entities.
[3] For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA". The table includes securitized exposure as originator amounting to € 12.4 billion and as sponsor amounting to € 9.2 billion already reflected in table "Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book".

The following table provides details of the quality of the underlying asset pool of outstanding exposures securitized for which we are an originator and hold positions in the regulatory banking book. An exposure is reported as past due when it has the status past due for 30 days or more and has not already been included as impaired. For our originated synthetic securitizations, impaired and past due exposure amounts are determined through our internal administration, while for our originated traditional securitizations, impaired and past due exposure amounts are primarily derived from investor reports of underlying exposures.

Separately, the table details losses we recognized in 2014 and 2013 for retained or purchased securitization positions as originator by exposure type. The losses are those reported in the consolidated statement of income. The amounts are the actual losses in the underlying asset pool to the extent that these losses are allocated to the retained or purchased securitization positions held by us after considering any eligible credit protection. This applies to both traditional and synthetic transactions.

Impaired and Past Due Exposures Securitized and Losses Recognized by Exposure Type (Overall Pool Size) as Originator

	Dec 31, 2014	2014	Dec 31, 2013	2013
in € m.	Impaired/ past due[1]	Losses	Impaired/ past due[1]	Losses
Residential mortgages	2,406	2	3,118	40
Commercial mortgages	0	0	0	17
Credit card receivables	0	0	0	0
Leasing	0	0	0	0
Loans to corporates or SMEs (treated as corporates)[2]	14	13	32	17
Consumer loans	0	0	0	0
Trade receivables	0	0	0	0
Covered bonds	0	0	0	0
Other liabilities	0	0	0	0
Other assets	0	0	0	0
Total impaired and past due exposures securitized and losses recognized[3]	**2,420**	**15**	3,150	74

[1] Includes the impaired and past due exposures in relation to the overall pool of multi-seller securitizations which could reflect more than our own originated portion.
[2] SMEs are small- or medium-sized entities.
[3] For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

The total impaired or past due exposure securitized decreased by € 2.4 billion in 2014. The reduction was mainly attributed to the exposure types "Residential mortgages" and "Loans to corporates or SMEs". Losses recorded by us in 2014 decreased to € 15 million compared to € 74 million in 2013.

The following table provides details of existing banking and trading book outstanding exposures split by exposure type for which there is a management intention to securitize them in either an existing or new securitization transaction in the near future. Outstanding exposures awaiting securitization do not include assets due for securitization without risk transfer i.e., those securitizations where we will keep all tranches.

Outstanding Exposures Awaiting Securitization (Exposure Amount)

	Dec 31, 2014		Dec 31, 2013	
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages	0	0	0	741
Commercial mortgages	0	1,754	0	2,295
Credit card receivables	0	0	0	0
Leasing	0	0	0	0
Loans to corporates or SMEs (treated as corporates)[1]	1,645	15	0	0
Consumer loans	0	0	0	0
Trade receivables	0	0	0	0
Covered bonds	0	0	0	0
Other liabilities	0	0	0	0
Other assets	0	0	0	0
Outstanding exposures awaiting securitization	**1,645**	**1,770**	0	3,036

[1] SMEs are small- or medium-sized entities.

The majority of the outstanding exposures awaiting securitization were "Commercial mortgages", in the trading book and "Loans to corporates or SMEs (treated as corporates)" in the banking book.

Securitization Positions Retained or Purchased

The table below shows the amount of the securitization positions retained or purchased in the banking book. The reported amounts are based on the regulatory exposure values prior to the application of credit risk mitigation. The securitization positions in the regulatory trading book were reported based on the exposure definition in Articles 327 to 332 CRR which states that identical or closely matched securities and derivatives are offset to a net position. The capital requirements for securitization positions both – regulatory banking and regulatory trading book – are additionally reported by the underlying exposure type.

Securitization Positions Retained or Purchased by Exposure Type

										Dec 31, 2014
					Banking Book					Trading Book
in € m.	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital requirements	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital requirements
Residential mortgages	3,048	1,532	4,581	113	239	3,020	20	3,040	537	625
Commercial mortgages	1,854	882	2,736	158	169	1,682	2,573	4,256	287	399
Credit card receivables	0	970	970	0	7	63	16	78	6	10
Leasing	2,582	1,439	4,021	5	77	10	0	10	0	1
Loans to corporates or SMEs (treated as corporates)[1]	27,622	3,269	30,891	42	343	1,443	3,715	5,158	231	359
Consumer loans	6,423	2,031	8,454	7	193	345	0	345	66	70
Trade receivables	0	0	0	0	0	16	0	16	0	0
Covered bonds	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Other assets	3,083	338	3,421	99	131	665	8	673	182	218
Total securitization positions retained or purchased[2]	44,612	10,461	55,074	424	1,159	7,243	6,332	13,576	1,309	1,682

[1] SMEs are small- or medium-sized entities.
[2] For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band" and table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to MRSA".

					Dec 31, 2013					
	Banking Book					Trading Book				
in € m.	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital requirements	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital requirements
Residential mortgages	4,794	3,334	8,128	1,048	280	2,406	44	2,450	477	546
Commercial mortgages	806	599	1,404	406	192	1,978	3,090	5,068	377	565
Credit card receivables	0	1,520	1,520	0	12	91	0	91	0	5
Leasing	1,749	722	2,471	0	31	17	0	17	0	1
Loans to corporates or SMEs (treated as corporates)[1]	19,598	4,644	24,241	143	320	1,338	4,087	5,424	312	423
Consumer loans	2,142	2,724	4,866	15	108	370	0	370	44	55
Trade receivables	0	158	158	0	1	1	0	1	0	0
Covered bonds	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Other assets	5,029	3,933	8,962	176	186	1,258	135	1,393	275	363
Total securitization positions retained or purchased[2]	34,117	17,634	51,751	1,789	1,130	7,458	7,356	14,814	1,485	1,958

[1] SMEs are small- or medium-sized entities.
[2] For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band" and table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

Total retained or purchased securitization positions in the banking book increased throughout the year 2014, driven by our originator activities for the exposure type "Loans to corporate or SMEs", new exposure for the exposure type "Commercial mortgages" and foreign exchange related movements. Decrease for the exposure type "Residential mortgages" is mainly driven by termination/repayments of deals and a new exposure definition according to Article 246 (1) CRR. Within the trading book, the securitization exposure decreased by € 1.2 billion or 8 % mainly for the exposure type "Commercial mortgages" and "Other assets" partially offset by an increase from the exposure type "Residential mortgages".

Securitization Positions Retained or Purchased by Region (Exposure Amount)

	Dec 31, 2014		Dec 31, 2013	
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Europe	19,024	3,531	22,017	3,371
Americas	32,888	8,485	26,837	9,680
Asia/Pacific	3,004	1,456	2,849	1,355
Other	157	104	49	408
Total securitization positions retained or purchased[1]	**55,074**	**13,576**	51,751	14,814

[1] For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band" and table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

The amounts shown in the table above are based on the country of domicile of the obligors of the exposures securitized. Increase in exposures in the banking book for the region "Americas" resulted from our originator activities and foreign exchange related movements, whereby in this region an exposure decrease in the trading book is observed.

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band

	Dec 31, 2014			Dec 31, 2013		
in € m.	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach
≤ 10 %	44,968	246	0	36,301	192	0
> 10 ≤ 20 %	4,170	37	9	5,759	50	12
> 20 ≤ 50 %	2,427	97	1	4,895	171	9
> 50 ≤ 100 %	2,313	124	53	2,385	77	74
> 100 ≤ 350 %	313	40	3	283	29	1
> 350 ≤ 650 %	160	51	0	247	75	0
> 650 < 1,250 %	299	202	0	91	33	0
1,250 %/Deduction[2]	424	266	29	1,789	349	58
Total securitization positions retained or purchased	**55,074**	**1,064**	**95**	51,751	976	154

[1] After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013. Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.
[2] Deduction from capital no longer applied from 2014 onwards.

Exposure subject to the ≤ 10 % bucket increased to € 45.0 billion mainly driven by new originator activities whereas exposure subject to the 1,250 % bucket decreased to € 424 million following the new exposure definition according to Article 246 (1) CRR. Although the overall banking book exposure increased by 6 % to € 55.1 billion, the capital requirements only increased by 3 % to € 1.2 billion.

The largest portion for IRBA eligible banking book securitization exposures are treated according to the Supervisory Formula Approach ("SFA"). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach ("IAA") predominantly for our ABCP sponsor activity or the Ratings Based Approach ("RBA").

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Dec 31, 2014				Dec 31, 2013			
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]	
in € m.	Securitization	Re-Securitization	Securitization[2]	Re-Securitization	Securitization	Re-Securitization	Securitization[2]	Re-Securitization
≤ 10 %	5,295	0	33	0	6,449	0	35	0
> 10 ≤ 20 %	2,056	0	21	0	1,463	0	14	0
> 20 ≤ 50 %	854	1,064	50	34	1,378	1,564	85	44
> 50 ≤ 100 %	1,487	29	120	1	1,020	0	63	0
> 100 ≤ 350 %	78	7	7	1	59	108	2	11
> 350 ≤ 650 %	58	0	19	0	235	0	71	0
> 650 < 1,250 %	154	16	85	9	13	64	7	12
1,250 %/Deduction[3]	342	46	244	19	662	152	253	22
Total securitization positions retained or purchased	**10,324**	**1,162**	**579**	**64**	11,279	1,889	531	89

[1] After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013.
[2] Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.
[3] Deduction from capital no longer applied from 2014 onwards.

Exposures subject to the IRBA-RBA decreased for securitization by € 1.0 billion mainly driven by exposure reduction of synthetic Postbank securitizations. Re-securitizations exposure instead was decreased by € 0.7 billion following a commitment reduction for one significant transaction.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Dec 31, 2014				Dec 31, 2013			
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	996	0	7	0	4,670	0	29	0
> 10 ≤ 20 %	1,160	0	11	0	3,319	0	33	0
> 20 ≤ 50 %	245	33	5	1	1,283	351	28	11
> 50 ≤ 100 %	47	0	3	0	210	5	12	0
> 100 ≤ 350 %	166	0	28	0	0	33	0	4
> 350 ≤ 650 %	0	0	0	0	0	0	0	0
> 650 < 1,250 %	0	0	0	0	0	0	0	0
1,250 %/Deduction[2]	0	0	0	0	0	0	0	0
Total securitization positions retained or purchased	**2,614**	**33**	**53**	**1**	9,482	389	102	16

[1] After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013.
[2] Deduction from capital no longer applied from 2014 onwards.

The exposure reduction subject to the IRBA-Internal Assessment Approach (IAA) resulted primarily from a management decision to reduce the securitization book funded through ABCP conduits. The overall exposure decreased by 73 % to € 2.6 billion in 2014, which for December 31, 2013 was € 9.9 billion.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formula Approach (SFA)

	Dec 31, 2014				Dec 31, 2013			
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	38,676	0	206	0	25,182	0	128	0
> 10 ≤ 20 %	317	49	3	1	172	0	2	0
> 20 ≤ 50 %	217	0	7	0	81	0	2	0
> 50 ≤ 100 %	5	0	0	0	32	0	2	0
> 100 ≤ 350 %	36	0	5	0	74	0	12	0
> 350 ≤ 650 %	102	0	32	0	13	0	4	0
> 650 < 1,250 %	129	0	108	0	14	0	14	0
1,250 %/Deduction[2]	7	0	3	0	917	0	74	0
Total securitization positions retained or purchased	**39,487**	**49**	**365**	**1**	26,485	0	239	0

[1] After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013.
[2] Deduction from capital no longer applied from 2014 onwards.

Banking Book exposure subject to the IRBA-Supervisory Formula Approach (SFA) overall increased to € 39.5 billion in 2014. This increase is mainly driven by Originator activities and securitization positions which funding source changed from ABCP conduits formerly calculated under the IRBA-Internal Assessment Approach (IAA).

The Credit Risk Standardized Approach ("CRSA") is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Dec 31, 2014				Dec 31, 2013			
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	0	0	0	0	0	0	0	0
> 10 ≤ 20 %	588	0	9	0	802	3	12	0
> 20 ≤ 50 %	14	0	1	0	238	0	9	0
> 50 ≤ 100 %	745	0	53	0	1,119	0	74	0
> 100 ≤ 350 %	27	0	3	0	9	0	1	0
> 350 ≤ 650 %	0	0	0	0	0	0	0	0
> 650 < 1,250 %	0	0	0	0	0	0	0	0
1,250 %/Deduction[1]	23	6	23	6	16	41	16	41
Total securitization positions retained or purchased	**1,398**	**6**	**89**	**6**	**2,184**	**44**	**113**	**41**

[1] Deduction from capital no longer applied from 2014 onwards.

Exposure subject to CRSA decreased by € 824 million, mainly driven by an exposure reduction of Postbank.

Trading Book Securitization Exposure

For trading book securitization positions not covered under the CRM, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions. More details on the approaches are provided in section "Regulatory Securitization Framework" as well as in section "Trading Market Risk".

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach ("MRSA")

	Dec 31, 2014				Dec 31, 2013			
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	4,540	0	26	0	5,254	0	30	0
> 10 ≤ 20 %	4,568	0	51	0	4,677	0	52	0
> 20 ≤ 50 %	1,289	249	29	8	1,095	338	32	10
> 50 ≤ 100 %	582	100	35	6	674	141	42	10
> 100 ≤ 350 %	533	96	73	14	558	132	88	20
> 350 ≤ 650 %	174	36	63	13	237	100	77	44
> 650 < 1,250 %	81	18	45	11	118	6	65	3
1,250 %/Deduction[1]	1,008	302	1,008	302	1,177	308	1,177	308
Total securitization positions retained or purchased	**12,774**	**801**	**1,329**	**353**	13,790	1,025	1,563	395

[1] Deduction from capital no longer applied from 2014 onwards.

On a year to year comparison the trading book securitization positions decreased mainly in the risk weight category ≤ 10 % with limited capital requirement effect and in the category 1,250 % which resulted in a decreased capital usage of € 169 million.

Re-securitization Positions

Trading book re-securitization exposure is reduced by 39 % as a result of hedging being recognized according to Articles 327-332 CRR.

Re-Securitization Positions Retained or Purchased (Exposure Amount)

	Dec 31, 2014				Dec 31, 2013			
	Banking Book		Trading Book		Banking Book		Trading Book	
in € m.	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances
Re-Securitization Positions	1,250	1,250	1,313	801	2,322	2,320	3,190	1,025

Risk mitigation in the form of financial guarantees has not been applied to our re-securitization positions in neither the banking nor the trading book.

Securitization Activities

The 2014 year-end amounts in the tables below show an increase of our securitization sponsor activity compared with 2013. An increase as of year-end 2014 of our securitization originator activity predominately concerned the exposure type "Loans to corporates or SMEs" dominated by the synthetic transactions executed by the Credit Portfolio Strategies Group (CPSG). The increase in "Commercial mortgages" is driven by new traditional transactions mainly based on assets from the Americas.

Securitization Activity – Total Outstanding Exposures Securitized (i.e., the underlying pools) by Exposure Type within the Banking Book

	Originator			Sponsor	
	Dec 31, 2014		2014	Dec 31, 2014	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	0	0
Commercial mortgages	1,279	0	23	0	0
Credit card receivables	0	0	0	0	0
Leasing	89	0	0	43	0
Loans to corporates or SMEs (treated as corporates)[1]	0	7,594	0	689	0
Consumer loans	0	0	0	0	0
Trade receivables	0	0	0	547	0
Covered Bonds	0	0	0	0	0
Other liabilities	0	0	0	0	0
Other assets	0	0	0	0	0
Total Outstanding Exposures Securitized[2]	1,368	7,594	23	1,279	0

1 SMEs are small- or medium-sized entities.
2 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

	Originator			Sponsor[1]	
	Dec 31, 2013		2013	Dec 31, 2013	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	1,551	0
Commercial mortgages	2,328	0	52	2,880	0
Credit card receivables	0	0	0	2,455	0
Leasing	0	0	0	4,036	0
Loans to corporates or SMEs (treated as corporates)[2]	0	10,069	0	2,405	0
Consumer loans	0	0	0	3,532	0
Trade receivables	0	0	0	193	0
Covered Bonds	0	0	0	0	0
Other liabilities	0	0	0	0	0
Other assets	0	0	0	5,211	0
Total Outstanding Exposures Securitized[3]	2,328	10,069	52	22,263	0

1 Included under sponsor is the amount € 2.8 billion exposures securitized, of which we originated € 1.5 billion, also included under originator.
2 SMEs are small- or medium-sized entities.
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

The higher exposure originated via traditional securitizations in 2014 compared to 2013 is mainly driven by increased market activity within CMBS securitizations resulting from a general market recovery in this segment. Following our de-risking strategy, no new synthetic transactions have been entered into within the trading book.

Securitization Activity – Total Outstanding Exposures Securitized by Exposure Type within the Trading Book

	Originator			Sponsor[1]	
	Dec 31, 2014		2014	Dec 31, 2014	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	725	0	0	3,553	0
Commercial mortgages	12,179	0	174	20,049	0
Credit card receivables	0	0	0	0	0
Leasing	0	0	0	0	0
Loans to corporates or SMEs (treated as corporates)[2]	0	0	0	0	0
Consumer loans	0	0	0	0	0
Trade receivables	0	0	0	0	0
Covered Bonds	0	0	0	0	0
Other liabilities	0	0	0	0	0
Other assets	1,451	0	0	0	0
Total Outstanding Exposures Securitized[3]	14,354	0	174	23,601	0

[1] Included under sponsor is the amount € 19.3 billion exposures securitized, of which we originated € 7.4 billion, also included under originator.
[2] SMEs are small- or medium-sized entities.
[3] For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

	Originator			Sponsor[1]	
	Dec 31, 2013		2013	Dec 31, 2013	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	508	0	0	2,989	0
Commercial mortgages	7,162	0	173	12,475	0
Credit card receivables	0	0	0	0	0
Leasing	0	0	0	0	0
Loans to corporates or SMEs (treated as corporates)[2]	20	584	0	0	0
Consumer loans	0	0	0	0	0
Trade receivables	0	0	0	0	0
Covered Bonds	0	0	0	0	0
Other liabilities	0	0	0	0	0
Other assets	0	0	0	0	0
Total Outstanding Exposures Securitized[3]	7,690	584	173	15,464	0

[1] Included under sponsor is the amount € 12.5 billion exposures securitized, of which we originated € 5.3 billion, also included under originator.
[2] SMEs are small- or medium-sized entities.
[3] For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

Trading Market Risk

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

The primary objective of Market Risk Management, a part of our independent Risk function, is to ensure that our business units optimize the risk-reward relationship and do not expose us to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers ("the business units") and other control and support groups.

We distinguish between three substantially different types of market risk:

- Trading market risk arises primarily through the market-making activities of the CB&S Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
- Traded default risk arising from defaults and rating migrations relating to trading instruments.
- Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Market Risk Management Framework

Market Risk Management governance is designed and established to promote oversight of all market risks, including trading market risk, traded default risk and nontrading market risk, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk and supports management and mitigation. Market risk managers identify market risks through active portfolio analysis and engagement with the business areas.

Market Risk Measurement and Assessment

Market Risk Management aims to accurately measure all types of market risks by a comprehensive set of risk metrics reflecting economic and regulatory requirements.

In accordance with economic and regulatory requirements, we measure market and related risks by several key risk metrics:

- Value-at-risk and stressed value-at-risk
- Three metrics for specific risks: Incremental risk charge, comprehensive risk measure, and market risk standardized approach
- Three types of stress tests: Portfolio stress testing, business-level stress testing, and event risk scenarios
- Market Risk economic capital, including traded default risk
- Sensitivities
- Market value/notional (concentration risk)
- Loss given default

These measures are viewed as complementary to each other and in aggregate define the market risk framework, by which all businesses can be measured and monitored.

For information on the regulatory capital requirements and RWA for trading market risk including a presentation by approach and risk type please see the section "Regulatory Capital Requirements".

Market Risk Monitoring

Our primary mechanism to manage trading market risk is the application of our limit framework. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing (extreme) limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our Corporate Divisions and individual business units within CB&S (i.e., Fixed Income and Currencies, Structured Finance, Equities, etc.) based on anticipated business plans and risk appetite. Within the individual business units, the business heads establish business limits, by allocating the limit down to individual portfolios or geographical regions.

In practice, Market Risk Management sets key limits, which tend to be global in nature, to capture an exposure to a particular risk factor. Business limits are specific to various factors, including a particular geographical region or specific portfolio.

Value-at-risk, economic capital and Portfolio Stress Testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, business-level stress testing and event risk scenarios.

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis. Where limits are exceeded, Market Risk Management is responsible for identifying and escalating those excesses on a timely basis.

To manage the exposures inside the limits, the business units apply several risk mitigating measures, most notably the use of:

- Portfolio management: Risk diversification arises in portfolios which consist of a variety of positions. Since some investments are likely to rise in value when others decline, diversification can help to lower the overall level of risk profile of a portfolio.
- Hedging: Hedging involves taking positions in related financial assets and includes derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged. For further details with regard to hedge accounting please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Market Risk Reporting

Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk Committees receive risk information at a number of frequencies, including weekly or monthly.

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit excess reports for each asset class.

Market Risk Measurement

Value-at-Risk (VaR) at Deutsche Bank Group (excluding Postbank)

VaR is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been continually refined and approval has been maintained.

We calculate VaR using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported VaR. For regulatory purposes, which include the calculation of our capital requirements and risk-weighted assets, the holding period is ten days.

We use one year of historical market data as input to calculate VaR. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal, lognormal, or non-normal (t, skew-t, Skew-Normal). To determine our aggregated VaR, we use observed correlations between the risk factors during this one year period.

Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, funding spreads, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the VaR calculation.

For each business unit a separate VaR is calculated for each risk type, e.g. interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. For each risk type this is achieved by assigning the sensitivities to the relevant risk type and then simulating changes in the associated risk drivers. "Diversification effect" reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and full revaluation approach on a fixed price-implied volatility grid.

The VaR measure enables us to apply a consistent measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using VaR estimates a number of considerations should be taken into account. These include:

- The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This "backward-looking" limitation can cause VaR to understate risk (as in 2008), but can also cause it to be overstated.
- Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.
- VaR does not indicate the potential loss beyond the 99th quantile.
- Intra-day risk is not captured.
- There may be risks in the trading book that are partially or not captured by the VaR model.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks not in value-at-risk are monitored and assessed on a regular basis.

During 2014 the value-at-risk calculation was further refined. In particular, in adherence to a new regulatory standard published by the European Banking Authority for CVA-RWA calculations, the granularity of market data benchmarks was increased.

Regulatory Backtesting of Trading Market Risk

We continually analyze potential weaknesses of our value-at-risk model using statistical techniques, such as backtesting, and also rely on risk management experience.

Backtesting is a procedure we use in accordance with German regulatory requirements to verify the predictive power of our value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption ('daily buy-and hold income'). Under this assumption we estimate the P&L impact that would have resulted on a portfolio for a trading day valued with current market prices and parameters assuming it had been left untouched for that day and compare it with the estimates from the value-at-risk model from the preceding day. Our calculation of hypothetical daily profits and losses (buy & hold income) excludes gains and losses from intraday trading, fees and commissions, carry (including net interest margins), reserves and other miscellaneous revenues. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk from the preceding day. On average, we would expect a 99 % confidence level to give rise to two to three outliers representing 1 % of approximately 260 trading days in any one year. We analyze and document underlying reasons for outliers and classify them either as due to market movements, risks not included in our value-at-risk model, model or process shortcomings. We use the results for further enhancement of our value-at-risk methodology. Formal communications explaining the reasons behind any outlier on Group level are provided to the BaFin and the ECB.

In addition to the standard backtesting analysis at the value-at-risk quantile, the value-at-risk model performance is further verified by analyzing the distributional fit across the whole of the distribution (full distribution backtesting). Regular backtesting is also undertaken on hypothetical portfolios to test value-at-risk performance of particular products and their hedges.

The Global Backtesting Committee, with participation from Market Risk Management, Market Risk Analysis, Risk Analytics & Living Wills, and Finance, meets on a regular basis to review backtesting results as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which allows us to improve and adjust the risk estimation process accordingly.

An independent model validation team reviews all quantitative aspects of our value-at-risk model on a regular basis. The review covers, but is not limited to, the appropriateness of distribution assumptions of risk factors, recalibration approaches for risk parameters, and model assumptions. Validation results and remediation measures are presented to senior management and are tracked to promote adherence to deadlines.

Holistic Validation process

The Holistic Validation (HV) process provides a comprehensive assessment of the value-at-risk model and framework across five control areas: Limits, Backtesting, Process, Model Validation, and Risks-not-in-VaR. HV runs on a quarterly basis and provides a detailed report for each of the control areas (HV Control Packs) as well as an HV Dashboard indicating the health of each control area. In addition the Quarterly Business Line Review (QBLR) provides an overview of the business line trading strategy and the corresponding risk return profile. The associated formal quarterly HV governance framework is as follows:

— Level 1: A series of asset-class level HV Control Pack Review meetings (chaired by the respective Market Risk Management Asset Class Head), at which the HV Control Pack is reviewed and the HV Dashboard status is agreed

- Level 2: The HV Governance Committee (chaired by the Global Head of Market Risk Management), at which the QBLRs are presented and the overall HV Dashboard is agreed
- Level 3: Top-level HV governance is achieved via a series of senior management briefings including to the Capital and Risk Committee, the Management Board and the Supervisory Board. The briefings provide an executive summary of the quality and control of value-at-risk across the business, an overview of the CB&S business trading strategy and the corresponding risk management strategy.

In 2014, our value-at-risk and stressed value-at-risk multipliers remained at four versus the regulatory floor of three.

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank's positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks: Portfolio stress testing, individual business-level stress tests, Event Risk Scenarios, and also contributes to Group-wide stress testing.

Portfolio Stress Testing measures the profit and loss impact of potential market events based on pre-defined scenarios of different severities, which are either historical or hypothetical and defined at a macro level. With Portfolio Stress Testing, Market Risk Management completes its perspective on risk provided by other metrics, given that the range of portfolio stress tests fills the gap between the most extreme scenarios (economic capital) and potential daily losses (value-at-risk). Besides dynamic scenarios, we have three static scenarios, which are calculated and monitored on a weekly basis against limits.

For individual business-level stress tests, market risk managers identify relevant risk factors and develop stress scenarios relating either to macro-economic or business-specific developments. Business-level stress tests capture idiosyncratic and basis risks.

Event risk scenario measures the profit and loss impact of historically observable events or hypothetical situations on trading positions for specific emerging market countries and regions. The bank's trading book exposure to an individual country is stressed under a single scenario, which replicates market movements across that country in times of significant market crisis and reduced liquidity.

Besides these market-risk specific stress tests, Market Risk Management participates in the Group-wide stress test process, where macro-economic scenarios are defined by dbResearch and each risk department translates that same scenario to the relevant shocks required to apply to their portfolio. This includes credit, market and operational risks. Results are reviewed by the Stress Testing Oversight Committee.

Tail risk or the potential for extreme loss events beyond reported value-at risk is captured via stressed value-at-risk, economic capital, incremental risk charge and comprehensive risk measure. It is also captured via stress testing.

Trading Market Risk Requirements

In December 2011 we received model approvals, from the BaFin, for the stressed value-at-risk, incremental risk charge and comprehensive risk measure models. These are additional methods we use to measure market risk exposures.

- Stressed value-at-risk: calculates a stressed value-at-risk measure based on a continuous one year period of significant market stress.
- Incremental Risk Charge: captures default and credit migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.

- Comprehensive Risk Measure: captures incremental risk for the correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements.
- Market Risk Standardized Approach: calculates regulatory capital for securitizations and nth-to-default credit derivatives.

Stressed value-at-risk, incremental risk charge and the comprehensive risk measure are calculated for all relevant portfolios. The results from the models are used in the ongoing risk management of the bank, as well as for defining regulatory capital.

Stressed Value-at-Risk

We calculate a stressed value-at-risk measure using a 99 % confidence level and a holding period of one day. For regulatory purposes, the holding period is ten days.

Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e., characterized by high volatilities) is used as an input for the Monte Carlo Simulation. The time window selection process for the stressed value-at-risk calculation is based on the identification of a time window characterized by high levels of volatility and extreme movements in the top value-at-risk contributors. The results from these two indicators (volatility and number of outliers) are combined using chosen weights intended to ensure qualitative aspects are also taken into account (i.e., inclusion of key crisis periods).

Incremental Risk Charge

The incremental risk charge is based on our own internal model and is intended to complement the value-at-risk modeling framework. It represents an estimate of the default and migration risks of unsecuritized credit products over a one-year capital horizon at a 99.9 % confidence level, taking into account the liquidity horizons of individual positions or sets of positions. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9 % quantile of the portfolio loss distribution and for allocating contributory incremental risk charge to individual positions. The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

We calculate the incremental risk charge on a weekly basis. The charge is determined as the higher of the most recent 12 week average of incremental risk charge and the most recent incremental risk charge.

The contributory incremental risk charge of individual positions, which is calculated by expected shortfall allocation, provides the basis for identifying risk concentrations in the portfolio.

Liquidity horizons are conservatively set to the time required to sell a position or to hedge all material relevant price risks in a stressed market. Liquidity horizons are specified at product level and reflect our actual practice and experience during periods of systematic and idiosyncratic stresses. We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Market risk managers who specialize in each product type determine liquidity horizons, with a liquidity horizon floor of three-months. Liquidity horizons are regularly reviewed so that the act of selling or hedging, in itself, would not materially affect the price. As at year-end 2014, for regulatory RWA calculation all liquidity horizons have been conservatively set to 12 months while we review the selection methodology. Default and rating migration probabilities are defined by rating migration matrices which are calibrated on historical external rating data. Taking into account the trade-off between granularity of matrices and their stability we apply a global corporate matrix and a sovereign matrix comprising the seven main rating bands. Accordingly, issue or issuer ratings from the rating agencies Moody's, S&P and Fitch are assigned to each position.

To quantify a loss due to rating migration, a revaluation of a position is performed under the new rating. The probability of joint rating downgrades and defaults is determined by the migration and rating correlations of the incremental risk charge model. These correlations are specified through systematic factors that represent geographical regions and industries and are calibrated on historical rating migration and equity time series. The simulation process incorporates a rollover strategy that is based on the assumption of a constant level of risk. This assumption implies that positions that have experienced default or rating migration over their liquidity horizon are re-balanced at the end of their liquidity horizon to attain the initial level of risk. Correlations between positions with different liquidity horizons are implicitly specified by the dependence structure of the underlying systematic and idiosyncratic risk factors, helping to ensure that portfolio concentrations are identified across liquidity horizons. In particular, differences between liquidity horizons and maturities of hedges and hedged positions are recognized.

Direct validation of the incremental risk charge through back-testing methods is not possible. The charge is subject to validation principles such as the evaluation of conceptual soundness, ongoing monitoring, process verification and benchmarking and outcome analysis. The validation of the incremental risk charge methodology is embedded in the validation process for our credit portfolio model, with particular focus on the incremental risk charge specific aspects. Model validation relies more on indirect methods including stress tests and sensitivity analyses. Relevant parameters are included in the annual validation cycle established in the current regulatory framework. The incremental risk charge is part of the quarterly group-wide stress test using the stress testing functionality within our credit engine. Stressed incremental risk charge figures are reported on group level and submitted to the Stress Test Working Group (STWG) and the Portfolio Risk Committee (PRC).

Comprehensive Risk Measure

The comprehensive risk measure for the correlation trading portfolio is based on our own internal model. We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of one year. Our model is applied to the eligible correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and commonly traded index- and single-name credit default swaps. Re-securitizations or products which reference retail claims or real estate exposures are not eligible. Furthermore, trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

Comprehensive risk measure is designed to capture defaults as well as the following risk drivers: interest rates, credit spreads, recovery rates, foreign exchange rates and base correlations, index-to-constituent and base correlation basis risks.

Comprehensive risk measure is calculated on a weekly basis. Initially, the eligible trade population within the correlation trading portfolio is identified. Secondly, the risk drivers of the P&L are simulated over a one year time horizon. The trade population is then re-valued under the various Monte Carlo Simulation scenarios and the 99.9 % quantile of the loss distribution is extracted.

The market and position data are collected from front office systems and are subject to quality control. The comprehensive risk measure figures are closely monitored and play a significant role in the management of the correlation trading portfolio. We use three years of historical market data to estimate the risk drivers to the comprehensive risk measure.

In our comprehensive risk measure model the liquidity horizon is set to 12 months, which equals the capital horizon.

In order to maintain the quality of our comprehensive risk measure model we continually monitor the potential weaknesses of this model. Backtesting of the trade valuations and the propagation of single risk factors is carried out on a monthly basis and a quarterly recalibration of parameters is performed. In addition, a series of stress tests have been defined on the correlation trading portfolio where the shock sizes link into historical distressed market conditions.

Model validation is performed by an independent team and reviews, but is not limited to, the above mentioned backtesting, the models which generate risk factors, appropriateness and completeness of risk factors, the Monte Carlo Simulation stability, and performs sensitivity analyses.

For regulatory reporting purposes, the comprehensive risk measure represents the higher of the internal model spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardised approach securitization framework.

Market Risk Standardized Approach

Market Risk Management monitors exposures and addresses risk issues and concentrations for certain exposures under the specific Market Risk Standardized Approach ("MRSA"). We use the MRSA to determine the regulatory capital charge for the interest rate risk of nth-to-default credit default swaps and for the correlation trading portfolio securitization positions which are not eligible for the comprehensive risk measure. For these positions we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 percent to the exposure.

We also use the MRSA to determine the regulatory capital charge for longevity risk as set out in CRR/CRD 4 regulations. Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk.

Furthermore, certain types of investment funds require a capital charge under the MRSA. For risk management purposes, these positions are also included in our internal reporting framework.

Validation of Front Office models

An independent team validates front office models that are used for official pricing and risk management of trading positions. The key objectives of model validation are to:

- Assess and validate the logical and conceptual soundness (model design and construction) of models in line with their design objectives and purpose (for front office models this would be valuation and risk sensitivities);
- Assess appropriateness and accuracy of implementation methodology; and
- Assess the appropriateness of the model for the intended products to be priced and risk managed, identifying potential limitations and conditions for use.

Trading Market Risk Management Framework at Postbank

Market risk arising from Postbank has been included in our reporting since 2010. Since the domination agreement between Deutsche Bank and Postbank became effective in September 2012, aggregate market risk limits for Postbank are set by Deutsche Bank according to our market risk limit framework. Postbank's Head of Market Risk Management has a functional reporting line into our Market Risk Management organization and acts based upon delegated authority with respect to monitoring, reporting and managing market risk exposure according to market risk limits allocated to Postbank.

Sub limits are allocated by the Postbank Market Risk Committee to the individual operating business units. Deutsche Bank is represented by a senior member of Market Risk Management on the Postbank Market Risk Committee. The market risk economic capital limits allocated to specific business activities define the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

Market risk at Postbank is monitored on a daily basis using a system of limits based on value-at-risk. In addition, Postbank's Market Risk Committee has defined sensitivity limits for the trading and banking book as well as for key sub-portfolios. Postbank also performs scenario analyses and stress tests in addition to the value-at-risk calculations. The assumptions underlying the stress tests are reviewed and validated on an ongoing basis.

Value-at-Risk at Postbank

Postbank also uses the value-at-risk concept to quantify and monitor the market risk it assumes. Value-at-risk is calculated using a Monte Carlo Simulation. The risk factors taken into account in the value-at-risk include interest rates, equity prices, foreign exchange rates, and volatilities, along with risks arising from changes in credit spreads. Correlation effects between the risk factors are derived from equally-weighted historical data.

Postbank's trading book value-at-risk is currently not consolidated into the value-at-risk of the remaining Group. However, it is shown separately in the internal value-at-risk report.

We also apply the MRSA for the determination of the regulatory capital charge for Postbank's trading market risk.

Economic Capital for Market Risk

Economic capital for market risk measures the amount of capital needed to absorb very severe, unexpected losses arising from our exposures over the period of one year. "Very severe" in this context means that the underlying economic capital is set at a level which covers, with a probability of 99.98 %, all unexpected losses over a one year time horizon.

Our economic capital model comprises two core components, the "Common Risk" component covering risk drivers across all businesses and the suite of Business Specific Stress Tests (BSSTs) which enriches the Common Risk component. Both components are calibrated to historically observed severe market shocks.

The Common Risk component of the traded market risk economic capital model is based on an enhanced version of our regulatory stressed value-at-risk approach. Hence the economic capital model benefits from the value-at-risk model taking into account the longer liquidity horizons.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates, commodity prices and correlations.

We also continuously assess and refine our BSSTs in an effort to promote the capture of material risks as well as reflect possible extreme market moves. Additionally, risk managers use their expert judgment to define worst case scenarios based upon the knowledge of past extreme market moves. It is possible however, for our market risk positions to lose more value than our economic capital estimates since all downside scenarios cannot be predicted and simulated.

Economic capital for traded default risk represents an estimate of the default and migration risks of credit products at a 99.98 % confidence level, taking into account the liquidity horizons of the respective sub-portfolios. It covers the following positions:

- Fair value assets in the banking book;
- Unsecuritized credit products in the trading book excluding correlation trading portfolio;
- Securitized products in the trading book excluding correlation trading portfolio and
- Correlation trading portfolio.

The traded default risk economic capital for the correlation trading portfolio is calculated using the comprehensive risk measure. For all other positions the calculation of traded default risk economic capital is based on our credit portfolio model. Traded default risk captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. Single name concentration risk limits are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate (RR), and bond equivalent Market Value (MV), i.e. default exposure at 0 % recovery. In addition, a traded default risk economic capital limit is set within the Market Risk economic capital framework while the incremental risk charge monitors the regulatory capital requirements associated with these positions. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. Exposures, recovery rates and default probabilities are derived from market information and external ratings for the trading book and internal assessments for the banking book as for credit risk economic capital. Rating migrations are governed by migration matrices, which are obtained from historical rating time series from rating agencies and internal observations. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Validation of the market risk economic capital model is performed by an independent team. The regular review covers, but is not limited to, the appropriateness of risk factors, the calibration techniques, the parameter settings, and model assumptions.

Allocation of Positions to the Regulatory Trading book

For European regulatory purposes all our positions must be assigned to either the trading book or the banking book. This classification of a position impacts its regulatory treatment, in particular the calculation of the regulatory capital charges for the position. We laid down the criteria for the allocation of positions to either the trading book or banking book in internal policy documents, which were based on the respective requirements applicable to the Group contained in Articles 102 to 106 of the CRR.

A central function in Finance is responsible for the policy guidance and is the centre of competence with regard to questions concerning its application. The Finance functions for the individual business areas are responsible for the classification of positions in line with the policy requirements.

We include positions in the trading book that are financial instruments or commodities which are held with trading intent or which are held for the purpose of hedging other trading book positions.

Positions included in the trading book must be free of any restrictive covenants regarding their transferability or able to be hedged.

Moreover, positions assigned to the trading book must be valued daily. Further information on the valuation methodology that we used is provided in Note 14 "Financial Instruments carried at Fair Value".

As part of the ongoing procedures to confirm that the inclusion of positions in the trading book continues to be in line with the above referenced internal policy guidance, the Finance functions for our trading businesses carry out a global review of the classification of positions on a quarterly basis. The results of the review are documented and presented to the Trading Book Review Committee with representatives from Finance and Legal.

Re-allocations of positions between the trading book and the banking book may only be carried out in line with the internal policy guidance. They must be documented and are subject to approval by the central function in Finance described above.

Balance Sheet and Trading Book Assets and Liabilities

The tables below present trading or banking book splits for assets and liabilities of our balance sheet from a regulatory point of view.

Regulatory Trading Book Assets and Liabilities as part of the Balance Sheet

			Dec 31, 2014			Dec 31, 2013
in € m.	Balance Sheet	Trading Book	Banking Book[1]	Balance Sheet	Trading Book	Banking Book[1]
Assets						
Cash and due from banks	20,055	198	19,857	17,155	91	17,063
Interest earning deposits with banks	63,518	1,202	62,316	77,984	4,391	73,593
Central banks funds sold and securities purchased under resale agreements[2]	17,796	3,888	13,908	27,363	5,784	21,578
Securities borrowed	25,834	25,730	103	20,870	20,712	157
Financial assets at fair value through profit or loss	942,924	891,945	50,979	899,257	843,374	55,883
Trading Assets[3]	195,681	176,591	19,090	210,070	187,939	22,131
Positive market values from derivative financial instruments	629,958	625,595	4,363	504,590	499,279	5,311
Financial assets designated at fair value through profit or loss	117,285	89,759	27,527	184,597	156,155	28,441
Financial assets available for sale	64,297	110	64,187	48,326	600	47,725
Equity method investments	4,143	3	4,140	3,581	8	3,573
Loans	405,612	10,593	395,019	376,582	1,617	374,964
Property and equipment	2,909	0	2,909	4,420	0	4,420
Goodwill and other intangible assets	14,951	0	14,951	13,932	0	13,932
Other assets[4]	137,980	34,516	103,464	112,539	34,995	77,545
Assets for current tax	1,819	0	1,819	2,322	0	2,322
Deferred tax assets	6,865	0	6,865	7,071	0	7,071
Total Assets	**1,708,703**	**968,185**	**740,519**	**1,611,400**	**911,574**	**699,826**

[1] Includes exposure in relation to non regulatory consolidated entities.
[2] Includes as of December 31, 2014 and as of December 31, 2013 only securities purchased under resale agreements.
[3] The regulatory banking book primarily includes debt securities as part of our liquidity portfolio as well as traded loans which do not fulfill the criteria for being allocated to the regulatory trading book.
[4] Regulatory trading book positions mainly include brokerage receivables and derivatives qualifying for hedge accounting.

			Dec 31, 2014			Dec 31, 2013
in € m.	Balance Sheet	Trading Book	Banking Book	Balance Sheet	Trading Book	Banking Book
Financial liabilities at fair value through profit or loss	697,699	694,526	3,174	637,404	631,182	6,222
Trading liabilities	41,843	41,602	241	55,804	55,604	200
Negative market values from derivative financial instruments	610,202	607,376	2,826	483,428	478,005	5,423
Financial liabilities designated at fair value through profit or loss	37,131	37,024	107	90,104	89,505	599
Investment contract liabilities	8,523	8,523	0	8,067	8,067	0
Remaining Liabilities	937,782	62,328	875,454	919,030	65,733	853,298
Total Liabilities	**1,635,481**	**756,854**	**878,628**	**1,556,434**	**696,914**	**859,520**

The vast majority of our trading book assets on our balance sheet are financial assets at fair value through profit or loss. The total increase in balance sheet assets of € 97 billion compared to year-end 2013 is mainly driven by an increase in positive market values from derivative financial instruments as already discussed in other sections of this report. Another driver is the increase in trading book loans of € 9 billion. This increase is driven by collateral restructuring related to ETF business within CB&S.

Within liabilities the vast majority of our trading book is comprised of financial liabilities at fair value through profit or loss. The total increase in balance sheet liabilities of € 79 billion compared to year-end 2013 is mainly driven by an increase in negative market values from derivative financial instruments as already discussed in other sections of this report.

For an additional breakdown of our net interest income and net gains or losses on our trading book assets and liabilities please see Note 5 "Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss".

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group (excluding Postbank)

The tables and graph below present the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis.

Value-at-Risk of our Trading Units by Risk Type

in € m.	Dec 31, 2014	Dec 31, 2013
Interest rate risk	18.1	27.2
Credit spread risk	29.6	37.9
Equity price risk	15.5	20.2
Foreign exchange risk[1]	20.5	12.4
Commodity price risk	1.3	7.8
Diversification effect	(36.0)	(57.7)
Total value-at-risk	**49.0**	47.9

[1] Includes value-at-risk from gold and other precious metal positions.

Value-at-Risk of our Trading Units in the Reporting Period

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk	
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average	51.6	53.6	(34.9)	(50.0)	25.1	26.5	31.2	41.6	14.8	13.4	13.2	13.8	2.2	8.3
Maximum	71.4	69.0	(61.9)	(62.1)	42.8	36.6	38.9	48.0	24.6	23.9	21.2	27.8	10.2	12.8
Minimum	35.4	43.0	(24.4)	(38.5)	15.7	18.7	25.9	34.9	9.9	8.8	6.9	5.8	0.7	5.5

[1] Includes value-at-risk from gold and other precious metal positions.

Development of value-at-risk by risk types in 2014

In € m.


80
60
40
20
0
1/14
2/14
3/14
4/14
5/14
6/14
7/14
8/14
9/14
10/14
11/14
12/14

— VaR Interest rate risk
— VaR Credit spread risk
— VaR Equity risk
— VaR Foreign exchange including precious metals
— VaR Commodity risk
— VaR Total

The average value-at-risk over 2014 was € 51.6 million, which is a decrease of € 2.0 million compared with the full year 2013. There have been notable reductions in the average value-at-risk across credit spread, mainly coming from a reduction in name specific risk and commodity risk due to the winding down of the commodities business. Overall there has been less benefit from diversification following changes in the composition of the portfolio. The value-at-risk has moved over a wider range during 2014 compared with 2013 particularly towards the later part of the year. In October 2014 the value-at-risk reached a high for the year of € 71.4 million quickly followed by a low of € 35.4 million in November following an effort to de-risk the portfolio due to heightened volatility in the markets.

Regulatory Trading Market Risk Measures (excluding Postbank)

The tables below present the stressed value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis

Stressed Value-at-Risk by Risk Type

in € m.	Dec 31, 2014	Dec 31, 2013
Interest rate risk	52.3	53.0
Credit spread risk	140.8	114.4
Equity price risk	18.8	27.5
Foreign exchange risk[1]	46.2	27.0
Commodity price risk	1.8	8.9
Diversification effect	(139.3)	(125.3)
Total stressed value-at-risk of trading units	**120.7**	105.5

1 Includes value-at-risk from gold and other precious metal positions.

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk	
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average	109.6	114.0	(125.4)	(127.5)	64.4	59.3	124.0	118.1	11.5	19.2	29.7	29.6	5.4	15.2
Maximum	161.1	169.2	(168.0)	(166.8)	85.9	93.1	142.8	149.5	42.6	53.6	70.3	59.2	16.7	37.1
Minimum	81.6	75.1	(102.3)	(105.5)	48.8	44.4	100.7	90.0	0.0	4.3	13.7	12.1	1.4	7.1

1 Includes value-at-risk from gold and other precious metal positions

The average stressed value-at-risk was € 109.6 million over 2014, a decrease of € 4.4 million compared with the full year 2013. The reduction is most notably the result of lower equity risk due to carrying greater downside protection, and a decrease in commodity risk due to the unwind of the commodities business. This has partly been offset by an increase in credit spread risk following an overall increase in exposure over 2014, and there has been some increase in interest rate risk.

The following graph compares the development of the daily value-at-risk with the daily stressed value-at-risk and their 60 day averages, calculated with a 99 % confidence level and a one-day holding period for our trading units. Amounts are shown in millions of euro and exclude contributions from Postbank's trading book which are calculated on a stand-alone basis.



Development of value-at-risk and stressed value-at-risk in 2014


In € m.
200
150
100
50
0
1/14
2/14
3/14
4/14
5/14
6/14
7/14
8/14
9/14
10/14
11/14
12/14
— SVaR Total
— SVaR Rolling 60d Average
— VaR Total
— VaR Rolling 60d Average

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation. In contrast to this, the incremental risk charge amounts presented for the reporting dates and periods below are the spot values and the average, maximum and minimum values for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	Dec 31, 2014	Dec 31, 2013
Global Finance and Foreign Exchange	109.0	82.4
Rates and Credit Trading	494.5	563.4
NCOU	39.4	(3.9)
Emerging Markets – Debt	170.5	168.3
Other	224.4	185.5
Total incremental risk charge	**1,037.8**	995.6

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2014				2013			
in € m.	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]
Global Finance and Foreign Exchange	12.0	148.3	251.1	68.9	6.0	66.9	82.4	43.5
Rates and Credit Trading	12.0	384.6	645.7	235.7	6.0	505.8	603.4	414.2
NCOU	12.0	(3.6)	39.4	(25.8)	6.0	(20.6)	(3.7)	(36.6)
Emerging Markets – Debt	12.0	164.1	220.2	119.5	6.0	179.5	205.0	156.1
Other	12.0	118.6	224.4	38.9	6.0	236.5	323.9	185.1
Total incremental risk charge of trading units	**12.0**	**811.9**	**1,065.4**	**647.9**	6.0	968.2	1,044.8	928.5

[1] Amounts show the bands within which the values fluctuated during the 12-week period preceding December 31, 2014 and December 31, 2013.

The incremental risk charge as at the end of 2014 was € 1,038 million and increased by € 42 million (4 %) compared with year end 2013. The 12-week average incremental risk charge as at the end of 2014 was € 812 million and thus € 156 million (16 %) lower compared with the average for the 12-week period ended December 31, 2013. The increase at the end of 2014 is driven by model changes that increased the weighted average liquidity horizon from 6 months to 12 months and increased the charge for defaulted and unrated entities.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the internal spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardised approach securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	Dec 31, 2014	Dec 31, 2013
Correlation trading[1]	222.0	223.8

[1] Spot value of internal model Comprehensive Risk Measure at period end.

Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2014				2013			
in € m.	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]
Correlation trading	12.0	246.9	257.5	223.0	12.0	316.0	359.6	285.9

[1] Regulatory Comprehensive Risk Measure calculated for the 12-week period ending December 31.

The comprehensive risk measure as of year end 2014 was € 222 million and decreased by € 2 million (1 %) compared with year end 2013. The 12-week average of our comprehensive risk measure as at the end of 2014 was € 247 million and thus € 69 million (22 %) lower compared with the average for the 12-week period ended December 31, 2013. There was an increase due to the impact of a higher floor applicable in the calculation under the CRR/CRD 4 framework which has now been offset by de-risking of the portfolio.

Market Risk Standardized Approach

As of December 31, 2014, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 1,682 million corresponding to risk weighted-assets of € 21.0 billion. As of December 31, 2013 these positions generated capital requirements of € 473 million and further capital deduction items of € 1.5 billion corresponding to a total RWA-equivalent of € 13.3 billion. The increase in RWA was related to a regulatory driven change in the treatment of positions receiving a risk weight of 1,250 %. As a result these positions are now disclosed under RWA compared to CDI in the previous year. A like comparison made after adjusting the year end 2013 portfolio with the new CRD 4 regulatory framework would show a year on year decrease of € 3.4 billion RWA following the disposal of positions.

For nth-to-default credit default swaps the capital requirement reduced to € 1 million corresponding to risk weighted-assets of € 19 million compared with € 5 million and € 63 million as of December 31, 2013. This development was driven by certain positions becoming eligible for our comprehensive risk measurement model based on improved market liquidity.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 91 million corresponding to risk weighted-assets of € 1,139 million as of December 31, 2014, compared with € 78 million and € 977 million as of December 31, 2013.

The capital requirement for longevity risk under the market risk standardized approach was € 26 million corresponding to risk weighted-assets of € 326 million as of December 31 2014, compared with € 29 million and € 363 million as of December 31, 2013.

Value-at-Risk at Postbank

The value-at-risk of Postbank's trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as at December 31, 2014 in comparison to € 0.1 million at year end 2013. The only impact at year-end 2013 was € 0.1 million resulting from foreign exchange risk while all other risks components (including diversification effects) amounted to € 0.0 million. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously. Postbank's current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank's trading book did not contain any positions at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

The table below presents average, maximum and minimum value-at-risk amounts of Postbank's trading book during the year 2014.

Average, Maximum and Minimum Value-at-Risk of Postbank trading book

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average	0.1	0.3	0.0	(0.2)	0.0	0.2	0.0	0.1	0.0	0.0	0.1	0.1	0.0	0.0
Maximum	0.1	1.1	(0.1)	(0.9)	0.0	0.5	0.0	1.1	0.0	0.1	0.1	0.5	0.0	0.0
Minimum	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0

Results of Regulatory Backtesting of Trading Market Risk

In 2014, we observed one global outlier compared with two outliers in 2013. The outlier occurred in January 2014 driven by market movements beyond the historical 1 year 99 percentile level and an increased level of co-movement between risk factors not captured in the prevailing one year time window. Based on the backtesting results, our analysis of the underlying reasons for outliers and enhancements included in our value-at-risk methodology we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the trading units daily buy-and-hold income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of our trading positions with the buy and hold income. Figures are shown in millions of euro and exclude contributions from Postbank's trading book which is calculated on a stand-alone basis. The chart shows that our trading units achieved a positive buy and hold income for 52 % of the trading days in 2014 (versus 52 % in 2013), as well as displaying the one global outlier in 2014.



Comparison of trading units daily buy-and-hold income and value-at-risk in 2014
in € m.


100
50
0
(50)
(100)
(150)
1/14
2/14
3/14
4/14
5/14
6/14
7/14
8/14
9/14
10/14
11/14
12/14
— Buy-and-hold income of Trading Units
— Value-at-Risk

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units (excluding Postbank). Daily income is defined as total income which consists of new trades, fees & commissions, buy & hold income, reserves, carry and other income. It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.


Distribution of daily income of our trading units in 2014


Days
30
20
10
0
in € Million
Below (50)
(50) to (45)
(45) to (40)
(40) to (35
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

Our trading units achieved a positive actual income for 95 % of the trading days in 2014 (versus 94 % in 2013).

Economic Capital Usage for our Trading Market Risk

The economic capital usage for trading market risk was € 5.0 billion at year-end 2014 compared with € 4.2 billion at year-end 2013. Our trading market risk economic capital usage increased by approximately € 758 million, or 18 %. This increase was mainly driven by increased exposures in fair value banking books.

Postbank's contribution to the economic capital usage for our trading market risk was minimal.

Valuation of Market Risk Positions

For details about our methods for determining fair value see the respective section in Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of our financial statements.

Regulatory prudent valuation of assets carried at fair value

Pursuant to Article 34 CRR institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET1 capital the amount of any additional value adjustment necessary.

The approach we applied to the prudent valuation of our assets measured at fair value is based on these requirements and is unchanged to previous years and does not reflect the methodology as laid out in the final EBA standard on prudent valuation.

Based on our interpretation of the requirements we have reached the conclusion that the categories of valuation adjustments which must be considered to determine the regulatory prudent value of fair-valued assets are already covered by our standards and policies for IFRS fair value measurement as well as other regulatory standards including those for operational risk. This result is based on our understanding that assets measured at fair value under IFRS will meet the existing regulatory prudent valuation requirements, if the relevant categories of valuation adjustments have been considered in the determination of the fair value of the asset under IFRS. We provide further information on the valuation methodology we used under IFRS in Note 14 "Financial Instruments carried at Fair Value".

In January 2015 the European Banking Authority (EBA) has re-issued a draft Regulatory Technical Standard (EBA RTS 2014/06/rev1) which defines a specific measurement methodology for calculating the amount of the required additional value adjustment. This measurement methodology, which is different to our current and past practice, is currently being considered by the European Commission for adoption in European Banking regulation.

We currently prepare for the potential future application of this new standard for calculating the amount of any additional value adjustment necessary. In contrast to the existing requirements, which identify the categories of valuation adjustments that must be considered for prudent valuation purposes, the new standard defines a specific measurement methodology for calculating the additional value adjustment for each category. Since this methodology is not consistent with the methodology used under IFRS, the future application of the new standard will lead to a difference between the IFRS fair value and the regulatory prudent value.

We currently estimate the amount of the additional value adjustment arising in case of a future application of the new standard to range between € 1.5 and € 2.0 billion. Following guidance provided by the EBA we will only consider this additional value adjustment in the calculation of our CET1 capital once the new standard has been adopted and published by the European Commission (unless a later application date would apply).

Nontrading Market Risk

Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. Significant market risk factors the bank is exposed to and are overseen by risk management groups in that area are:

- Interest rate risk (including model risk from embedded optionality and from modeling behavioral assumptions for certain product types), credit spread risk, foreign exchange risk, equity risk (including investments in public and private equity as well as real estate, infrastructure and fund assets).
- Market risks from off-balance sheet items such as pension schemes and guarantees as well as structural foreign exchange risk and equity compensation risk.

The market risk component of our nontrading activities is overseen by dedicated groups within our risk management organization. Due to the variety of businesses and initiatives subject to nontrading market risk exposure, coverage is split into three main areas:

- Market Risk Management – covering market risks arising in the business units PBC, GTB, Deutsche AWM, and NCOU as well as Treasury and in other group activities such as structural foreign exchange risks, equity compensation risks and pension risks.
- CRM Principal Investments – specializing in the risk-related aspects of our nontrading alternative asset activities and performing regular reviews of the risk profile of the banks alternative asset portfolios.
- Asset Management Risk – specializing in the fiduciary risk related aspects of our asset and fund management business in the Deutsche AWM Corporate Division. Key risks in this area arise from operational and/or principal guarantees and reputational risk related to managing client funds.

Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, strategic investments may require approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee & Risk Executive Committee are also members of the Group Investment Committee, establishing a close link between these committees.

An independent team in Risk validates the models for nontrading market risk. In general the validation includes a review of the appropriateness of risk factors, parameters, parameter calibration and model assumptions. Validation results are presented to senior management and appropriate remediating actions are taken by Market Risk Management Methodology to improve the specific model used for the various risk types.

Assessment of Market Risk in Nontrading Portfolios

The majority of market risk in our nontrading portfolios is quantified through the use of stress testing procedures. We use stress tests that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products. This assessment forms the basis of the economic capital calculations which enable us to monitor, aggregate and manage our nontrading market risk exposure.

Interest Rate Risk in the Banking Book

The majority of our interest rate risk arising from nontrading asset and liability positions, with the exception of some entities and portfolios, has been transferred through internal transactions to the CB&S division. This internally transferred interest rate risk is managed on the basis of value-at-risk, as reflected in trading portfolio figures. The treatment of interest rate risk in our trading portfolios and the application of the value-at-risk model is discussed in the "Trading Market Risk" section of this document.

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the Deutsche AWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily in the PBC division and on a weekly basis for Deutsche AWM. In addition, the Group holds selected positions managed by Treasury, where the measurement and reporting of interest rate risk is performed daily. The global interest rate in the banking book is reported on a monthly basis.

The maximum negative change of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points was 2 % of our total regulatory capital at December 31, 2014. Consequently, outright interest rate risk in the banking book is considered immaterial for us.

Our PBC, GTB and Deutsche AWM businesses are subject to model risk with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

Foreign Exchange Risk

Foreign exchange risk arises from our nontrading asset and liability positions, denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within CB&S and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, therefore only residual risk remains in the portfolios. Small exceptions to above approach follow the general MRM monitoring and reporting process, as outlined for the trading portfolio.

The bulk of nontrading foreign exchange risk is related to unhedged structural foreign exchange exposure, mainly in our U.S., U.K. and China entities. Structural foreign exchange exposure arises from local capital (including retained earnings) held in the Bank's consolidated subsidiaries and branches and from investments accounted for at equity. Change in foreign exchange rates of the underlying functional currencies result in revaluation of capital and retained earnings and are recognized in other comprehensive income booked as Currency Translation Adjustments ("CTA").

The primary objective for managing our structural foreign exchange exposure is to stabilize consolidated capital ratios from the effects of fluctuations in exchange rates. Therefore the exposure remains unhedged for a number of core currencies with considerable amounts of risk-weighted assets denominated in that currency in order to avoid volatility in the capital ratio for the specific entity and the Group as a whole.

Investment Risk

Nontrading market risk from investment exposure is predominantly the equity risk arising from our non-consolidated investment holdings in the banking book categorized into strategic and alternative investment assets.

Strategic investments typically relate to acquisitions made by us to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise of assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature.

Pension Risk

Deutsche Bank is exposed to market risk from a number of defined benefit pension schemes for past and current employees. The ability of the pension schemes to meet the projected pension payments, is maintained through investments and ongoing plan contributions. Market risk materializes due to a potential decline in the market value of the assets or an increase in the liability of each of the pension plans. Market Risk Management monitors and reports all market risks both on the asset and liability side of our defined benefit pension plans including interest rate risk, inflation risk, credit spread risk, equity risk and longevity risk. For details on our defined benefit pension obligation see additional Note 35 "Employee Benefits".

Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital and liquidity risk management activities of our treasury department. Besides the structural foreign exchange capital hedging process this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in Deutsche AWM, primarily results from principal guaranteed funds or accounts, but also from co-investments in our funds.

Economic Capital Usage for our Nontrading Market Risk Portfolios per Business Area

Economic Capital Usage of Nontrading Portfolios by Business Division

			2014 increase (decrease) from 2013	
in € m.	Dec 31, 2014	Dec 31, 2013	in € m.	in %
Corporate Banking & Securities	382	333	49	15
Private & Business Clients	3,196	2,964	232	8
Global Transaction Banking	172	143	29	20
Deutsche Asset & Wealth Management	1,748	1,295	453	35
Non-Core Operations Unit	804	1,362	(558)	(41)
Consolidation & Adjustments	3,596	2,444	1,152	47
Total	9,898	8,541	1,357	16

Nontrading market risk economic capital usage totaled € 9,898 million as of December 31, 2014, which is € 1,357 million, or 16 %, above our economic capital usage at year-end 2013.

Increases in economic capital usage were largely driven by the increased structural foreign exchange risk and increased pension risk, both reflected in Consolidation & Adjustments.

The increase in economic capital usage for Deutsche AWM was mainly driven by the increased guaranteed funds risk caused by the continued low interest rate environment. At PBC the economic capital usage increase is largely related to our participation in Hua Xia Bank Company Limited. The decrease for NCOU is mainly caused by the sale of The Cosmopolitan Resort & Casino.

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios.

	Carrying value		Economic capital usage	
in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Strategic investments	4,051	3,257	1,676	1,277
Alternative assets	3,414	4,761	1,171	1,722
Principal investments	1,900	1,526	902	718
Other nonstrategic investment assets	1,514	3,234	269	1,004
Other nontrading market risks[1]	N/M	N/M	7,051	5,542
Interest rate risk	N/M	N/M	1,683	1,601[2]
Credit spread risk	N/M	N/M	319	444
Equity compensation risk	N/M	N/M	(237)	(262)
Pension risk	N/M	N/M	1,189	734
Structural foreign exchange risk	N/M	N/M	2,672	2,037
Guaranteed funds risk	N/M	N/M	1,425	988
Total nontrading market risk portfolios	7,465	8,018	9,898	8,541

N/M – Not meaningful
[1] N/M – Indicates that the risk is mostly related to off-balance sheet and liabilities items
[2] Prior year number was adjusted by € 44m to reflect the AWM mortgage business

The total economic capital figures do take into account diversification benefits between interest rate & credit spread risks, equity compensation risk, pension risk and structural foreign exchange risk.

- Strategic investments. Economic capital usage was mainly driven by our participation in Hua Xia Bank Company Limited.
- Alternative assets. The nontrading market risk economic capital decreased during 2014 mainly driven from further de-risking initiatives within the alternative assets portfolio, valuations and foreign exchange effects.
- Other nontrading market risks:
  - Interest rate risk. Besides the allocation of economic capital to outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates ("DRE"), volatility of deposit balances and Deutsche Bank's own credit spread. Economic capital is derived by stressing modelling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and

optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2014 was € 1,683 million, versus € 1,601 million for December 31, 2013, predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar and by Treasury, reflected under Consolidation & Adjustments.
— Credit spread risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 319 million as of December 31, 2014, versus € 444 million as of December 31, 2013. The decrease in economic capital usage was driven by increased diversification effects with other areas as traded market risk and pension risk.
— Equity compensation risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € (237) million as of December 31, 2014 on a diversified basis, compared with € (262) million as of December 31, 2013. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.
— Pension risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 1,189 million and € 734 million as of December 31, 2014 and December 31, 2013 respectively. The increase is mainly caused by an increased pension liability resulting from a decline in interest rates and credit spreads during the year as well as changed diversification effects after continuous alignment of the calculation methodology with the traded market risk economic capital calculation.
— Structural foreign exchange risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 2,672 million as of December 31, 2014 on a diversified basis versus € 2,037 million as of December 31, 2013. The increase is largely caused by a stronger US dollar and the issuance of Additional Tier 1 notes in non-euro currencies.
— Guaranteed funds risk. The increase in economic capital usage to € 1,425 million as of December 31, 2014 was triggered predominately by higher interest rate risk due to consistently low or even negative interest rates. As of December 31, 2013 the economic capital amounted to € 988 million.

Accounting and Valuation of Equity Investments

Outside of trading, equity investments which are neither consolidated for regulatory purposes nor deducted from our regulatory capital are held as equity positions in the regulatory banking book. In our consolidated balance sheet, these equity investments are classified as "Financial assets available for sale ("AFS")", "Equity method investments" or "Financial assets designated at fair value through profit or loss" .

For details on our accounting and valuation policies related to AFS equity instruments and investments in associates and joint ventures please refer to Notes 1 "Significant Accounting Policies and Critical Accounting Estimates", 14 "Financial Instruments carried at Fair Value" and 17 "Equity Method Investments".

Equity Investments Held (unaudited)

The following section on Equity Investments Held, ending on page 201, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited.

The tables below present IFRS classifications and the gains (losses) for equity investments held. These equity investments principally constitute equity positions in the regulatory banking book or capital deductions according to CRR. However, the following aspects need to be considered when comparing the equity investments held – presented below – with the equity position in the regulatory banking book:

— Equity investments held by entities, which are consolidated for IFRS purposes but not consolidated for regulatory purposes, are included in the tables.
— Collective investment undertakings, which are shown as IFRS, are treated differently for regulatory purposes and are not included in the tables.

— Entities holding equity investments which are considered for regulatory purposes but not consolidated according to IFRS, do not provide IFRS balance sheet and profit or loss information, and are excluded from these tables. The regulatory exposure value ("EAD") of these excluded equity investments amounted to € 13 million as of December 31, 2014, and € 176 million as of December 31, 2013.
— Other positions like equity underlyings resulting from derivative transactions or certain subordinated bonds which from a regulatory point of view are also assigned to the exposure class "Equity in the banking book" are excluded from the tables. Their EAD amounted to € 304 million as of December 31, 2014, and € 167 million as of December 31, 2013.
— The regulatory equity position includes € 1.9 billion EAD as of December 31, 2014, and € 3.3 billion EAD as of December 31, 2013, in respect of equity investments which are Group-internal from an IFRS perspective.
— "Non-exchange-traded positions" combine private equity exposures in sufficiently diversified portfolios and other exposures according to Article 447 (c) CRR.

Equity Investments According to IFRS Classification

	Carrying value	
in € m.	Dec 31, 2014	Dec 31, 2013
Financial assets available for sale – equity instruments	**1,928**	1,226
Exchange-traded positions	291	327
Non-exchange-traded positions	1,637	899
Equity method investments	**4,134**	3,574
Exchange-traded positions	3,181	2,616[1]
Non-exchange-traded positions	953	958[1]
Financial assets designated at fair value through profit or loss – equity instruments	**2**	119
Exchange-traded positions	0	0
Non-exchange-traded positions	2	119
Total equity investments	**6,064**	4,919

[1] Comparatives have been restated by € 2.6 billion to show participating interest as exchange-traded positions if applicable.

Type and nature of these equity investments predominantly relate to investments as described in the "Investment Risk" section of this report.

A slight difference between the carrying value of the investment positions and their fair value was only observable for the exchange-traded equity method investments, which had a carrying value of € 3.2 billion and a fair value of € 3.2 billion as of December 31, 2014 compared with € 2.6 billion and a fair value of € 1.9 billion as of December 31, 2013.

Realized Gains (Losses) in the Reporting Period and Unrealized Gains (Losses) at Year-end from Equity Investments

in € m.	2014	2013
Gains and losses on disposal	202	97
Impairments	(54)	(110)
Pro-rata share of net income (loss)	569	433
Total realized gains (losses) from equity investments	**716**	420
	Dec 31, 2014	Dec 31, 2013
Unrealized revaluation gains (losses)	658	424
Difference between carrying value and fair value	46	(682)
Total unrealized gains (losses) from equity investments	**704**	(258)

For AFS equity investments, the components considered are realized gains and losses from sales and liquidations as well as unrealized revaluation gains and losses and impairments. For equity method investments, the gain and loss elements consist of realized gains and losses from sales and liquidations, pro-rata share of net income (loss), impairments and unrealized revaluation gains (losses) in form of the differences between carrying amounts and fair values. In this respect, the realized gains (losses) on disposals, the impairments and the pro-rata share of net income (loss) are referring to the reporting period 2014 and 2013 whereas the unrealized revaluation gains (losses) as well as the difference between the carrying values and the fair values for the at equity investments represent the amounts as of December 31, 2014, and December 31, 2013.

Operational Risk

Definition of Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It includes legal risk but excludes business and reputational risk.

We have categorized operational risks into the following risk types for our 2014 self assessment process:

- Origination & Execution Risk is the risk that deficiencies and/or errors in the origination of products/services/transactions, their execution, inappropriate business practices, or contractual obligations will result in losses.
- Fraud Risk is the risk of incurring losses as a result of an intentional act or omission by an employee or by a third party involving dishonesty, for personal and/or business gain, to avoid personal and/or business loss, or to conceal improper or unauthorized activity. This includes the falsification or alteration of records and reports, facilitation, breach of trust, intentional omission, misrepresentation, concealment, misleading, and the abuse of one's position.
- Business Continuity Risk is the risk of incurring losses resulting from the interruption of normal business activities, i.e. interruptions to our infrastructure as well as to the infrastructure that supports our businesses (including third party vendors) and the communities in which we are located.
- Regulatory Compliance Risk is the risk of incurring regulatory sanctions (including restrictions on business activities, fines or enhanced reporting requirements), financial and/or reputational damage arising from our failure to comply with applicable laws, rules and regulations.
- Information Technology Risk is the risk that our information technology will lead to quantifiable losses due to inadequate information technology and processing in terms of manageability, exclusivity, integrity, controllability, and continuity.
- Information Security Risk is the risk of an event which could result in the compromise of organizational assets, including, but not limited to, unauthorized use, loss, damage, disclosure or modification of organization assets. It includes the risk of cyber threats on the organization.
- Vendor Risk arises from adverse events and risk concentrations due to failures in vendor selection, insufficient controls and oversight over a vendor and/or services provided by a vendor, and other impacts to the vendor itself.
- Fiduciary Service Risk is the risk to fail to act in the best interest of our clients when advising, investing, accounting for or safeguarding client assets, including the failure to prevent, detect or correct negligence and/or violations of fiduciary responsibilities, and the failure to appropriately address fiduciary conflicts of interests that may arise.
- Financial Reporting and Recording Risk is the risk that a mis-reporting or mis-recording in the financial statements results in an operational risk related event and, potentially, an operational risk related loss.
- Real Estate Risk or Facilities and Infrastructure risk is the risk of incurring a loss resulting from damage to or the loss-of-use of the bank's Facilities/Infrastructure.
- Staff Risk is the risk that shortcomings in processes and procedures related to the employment of internal staff either directly generate a loss or indirectly contribute to the occurrence of events in other risk categories.
- Tax Compliance Risk describes operational risk related to the filing of tax returns and other tax related tasks, e.g. failure to file advance tax returns, being subject to a tax audit, or incurring tax payments etc.
- Transaction Processing Risk is the risk that deficiencies in transaction processing or in our internal processes or controls result in losses. The risk is caused by human error, IT applications system failure and inadequate process design.

Legal Risk may materialize in any of the above risk types due to the fact that in each type, we may be the subject of a claim or proceedings alleging non-compliance with contractual or other legal or statutory responsibilities; or we may otherwise be subject to losses allegedly deriving from other legal circumstances. For details on provisions please refer to Note 29 "Provisions" of our consolidated financial statements.

We will migrate to a new risk taxonomy covering non-financial risks such as transaction processing risk, project and transformation risk and reputational risk through the course of 2015 to support the risk assessment process.

Organizational & Governance Structure

The Head of Operational Risk Management ("ORM") chairs the Operational Risk Management Committee ("ORMC"), which is a permanent sub-committee of the Risk Executive Committee and is comprised of those responsible for managing operational risk from our divisions and infrastructure functions. It is the main decision-making committee for all operational risk management matters.

While the day-to-day management of operational risk is the primary responsibility of our business divisions and infrastructure functions, the ORM function manages the cross divisional and cross regional operational risk as well as risk concentrations and promotes a consistent application of our operational risk management framework across the bank. Through our business partnership model, we aim to maintain close monitoring and high awareness of operational risks.

Strengthening controls through "Three Lines of Defense"

The Three Lines of Defense program is an integral part of Deutsche Bank's strategic agenda. It was initiated in the fourth quarter of 2013 by the Management Board in the context of heightened regulatory standards. The program builds on lessons learned from past control failures and aims to reinforce Deutsche Bank's non-financial risk management capabilities and compliance culture across all corporate divisions and infrastructure functions. Furthermore, it is intended to maintain consistency across the ongoing control enhancement initiatives throughout the bank.

Deutsche Bank defines the Three Lines of Defense as follows:

— The First Line of Defense includes all corporate divisions and selected infrastructure functions. First Line of Defense units are ultimately accountable for all risks and controls in their business processes.
— The Second Line of Defense encompasses all control functions such as Risk, Compliance, Legal, Human Resources, Finance and Tax. These are responsible for the design of Deutsche Bank's policy framework and independent risk assessment. Second Line of Defense units are independent from the First Line of Defense.
— The Third Line of Defense is Group Audit which is responsible for providing independent and objective assurance on the effectiveness of risk management, internal controls and governance processes.

In 2014, the program performed a systematic review of Deutsche Bank's non-financial risk and control organizations and supporting management processes. This led to the following changes:

— The Bank established dedicated control units in each First Line of Defense to reinforce the division's accountability for the management of their control environment.
— The risk and control responsibilities across the Second Line of Defense control functions were realigned within a common risk and control framework. For selected risks new initiatives were launched to further strengthen Deutsche Bank's control framework.
— The risk and control assessment approach was enhanced towards an integrated framework shared by all three Lines of Defense to ensure the use of common standards.

Key themes for 2015 are the further build-out of the control organization, the rollout of the enhanced risk and control assessment framework as well as continuing the work across all three Lines of Defense regarding specific control enhancements. This also includes the rollout of the enhanced Three Lines of Defense model into the regions.

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk tolerance, to systematically identify operational risk themes and concentrations, and to define risk mitigating measures and priorities. The global operational risk framework is applicable to all risk types included in the definition for operational risk.

In order to cover the broad range of operational risk types as outlined in the definition of operational risk, our framework contains a number of operational risk management techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risks:

- The continuous collection of operational risk loss events, as a prerequisite for operational risk management, includes detailed analyses, the identification of mitigating actions, and timely information of the senior management. All losses above € 10,000 are collected in our "db-Incident Reporting System" ("dbIRS").
- The Lessons Learned process is triggered for events, including near misses, above € 1 million. This process includes, but is not limited to:
  - systematic risk analyses, including a description of the business environment in which the loss occurred, previous events, near misses and event-specific Key Risk Indicators ("KRI"),
  - consideration of any risk management decisions connected with the specific risk taken,
  - root cause analyses,
  - review of control improvements and other actions to prevent or mitigate the recurrence, and
  - assessment of the residual operational risk exposure.
- The Lessons Learned process is an important means of identifying emerging areas of risk and to define appropriate risk mitigating actions. All corrective actions are captured and monitored for resolution via actions plans in our tracking system "dbTrack". The execution of corrective actions is reported on a monthly basis to senior management via the ORMC.
- We systematically utilize information on external loss events occurring in the banking industry to prevent similar incidents from happening to us, e. g. by particular deep dive analyses or risk profile reviews.
- In addition to internal and external loss information, scenarios are utilized and actions are derived from them. The set of scenarios consists of relevant external scenarios provided by a public database and internal scenarios. The latter are generated to complete our risk profile.
- Regular operational risk profile reports at a Group level for our business divisions, for the countries in which we operate and for our infrastructure functions, are reviewed and discussed with the departments' senior management. Regular risk profile reviews enable us to detect changes in the business units' risk profiles as well as risk concentrations across the Group early on, and to take appropriate corrective actions.
- We assess and approve the impact of changes on our risk profile as a result of new products, outsourcing activities, strategic initiatives, and acquisitions and divestments.
- Once operational risks are identified, mitigation is required following the "as low as reasonably practicable (ALARP)" principle by balancing the cost of mitigation with the benefits thereof, and formally accepting the residual operational risk. Risks which violate applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.
- When we implement risk mitigating measures, we monitor them until they are resolved within our tracking tool "dbTrack". Residual operational risks rated higher than "important" need to be accepted by the risk bearing division and the ORMC.
- We perform top risk analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning, we define capital and expected loss targets which are monitored on a regular basis within a quarterly forecasting process.
- We continuously seek to enhance the process to assess whether identified issues require a broader approach across multiple entities and locations within Deutsche Bank. A review of material findings is performed in order to assess their relevance to areas of the Bank other than where they originated.

— KRIs are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. KRIs allow the monitoring of the bank's control culture and business environment and trigger risk mitigating actions. They facilitate the forward looking management of operational risks, based on early warning signals returned by the KRIs.
— In our bottom-up self assessment ("SA") process, which is conducted at least annually, areas with high risk potential are highlighted, and risk mitigating measures to resolve issues are identified. On a regular basis we conduct risk workshops aiming to evaluate risks specific to local legal entities and the countries we operate in, and take appropriate risk mitigating actions.

Additional functions, methodologies and tools implemented by the responsible divisions are utilized to complement the global operational risk framework and specifically address the risk types. These include but are not limited to:

— A "Legal Risk Management" ("LRM") function in the Legal Department was established in 2013. This function is exclusively dedicated to the identification and management of legal risk. In addition to being used for reporting purposes, LRM's analysis is applied to our control framework as it relates to legal risk in order to promote that it is sufficiently robust, including remediation of highlighted issues (whether via new or existing initiatives); and also as a further means of Legal's input being a significant decision-making criterion for our businesses. The LRM function has a mandate to undertake a broad variety of tasks aimed at proactively managing legal risk, including: devising, implementing and overseeing an annual Legal Risk Assessment Program; agreeing and participating in resulting portfolio reviews and mitigation plans; and administering the Legal Lessons Learned process. The LRM function also coordinates Legal's response to DB's Three Lines of Defense program.
— The "Legal Risk Assessment Program" enables us to analyze existing and historic legal risks and, importantly, to better assess the potential for future legal risk events. This requires the participation of the business division (represented by Divisional Control Officer, "DCO"), Legal Advisory, LRM and ORM, and involves a primary self assessment on pre-defined terms by the business and a secondary assessment by the relevant Legal Advisory teams in order to form a global view of that business' products, activities and locations.
— The "Legal Lessons Learned process" is a means of identifying, on a quarterly basis, legal risks arising from our activities; and of devising appropriate steps to remediate, mitigate or prevent such risks in future. The Legal Lessons Learned process is a retrospective one, whereby existing or completed matters are considered with a view to identifying legal lessons that can be learned from those matters and taking such steps as may be necessary for those legal lessons to be learned. Overall management of the Legal Lessons Learned process is the responsibility of the LRM function, working with ORM, DCO and the Legal Department via its Operating Committees.
— The operational risk from outsourcing is managed by the Vendor Risk Management (VRM) Process and documented in the VRM database. The outsourcing risk is assessed and managed for all outsourcing arrangements individually, following the Vendor Risk Management Policy and in line with the overall ORM framework. A broad governance structure is established to promote appropriate risk levels.
— Fraud Risk is managed based on section 25a of the German Banking Act (KWG) as well as other legal and regulatory requirements via a risk based approach, governed by the Global Anti-Fraud Policy and corresponding Compliance and Anti-Money-Laundering (AML) framework. In line with regulatory requirements, a global risk assessment is performed on a regular basis. Within the general management of operational risks, dedicated Fraud Risk relevant aspects are part of the self assessment process.
— Deutsche Bank manages Business Continuity (BC) Risk with its Business Continuity Management (BCM) Program which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program, each of our core businesses functions and infrastructure groups set up, maintain and periodically test business continuity plans ("BC Plans") to promote continuous and reliable service. The BCM Program has defined roles and responsibilities which are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Reporting to the Group Resiliency Committee, which is a sub-committee of the Group Oper-

ating Committee, is a quarterly requirement. Furthermore, key information on the established BCM control environment feed into operational risk KRIs.

- The operational risk in Technology is managed within the technology area, following international standards for IT management. Applications and IT infrastructure are catalogued and assessed on a regular basis. Stability monitoring is established. Key outcomes of the established assessment and control environment are used as input for operational risk metrics such as KRIs or self assessments.
- A new Operational Risk Assessment Policy for Change-the-Bank Processes has been implemented for material systems and process changes. All material change initiatives are assessed for operational risks stemming from process/systems changes via an embedded ORM framework for change-the-bank operational risk assessments. Identified risks and mitigating actions are tracked in Deutsche Bank's system as mentioned above.

Although we have established a comprehensive framework for managing operational risks, including specific methodologies and techniques, we nevertheless face a trend of increasing operational risk losses and capital demand as has been the case with much of our industry. In a consolidated effort to continuously enhance the operational risk management framework, we recently added top risk analyses as an additional reporting component to our management reporting:

The top risk analysis aims to identify our most critical risks and those of our respective business divisions in terms of probability and severity. With the inclusion of the top risk reporting component in the standard global operational risk management reporting, we increase the engagement of senior management in the operational risk management process by providing transparency of our operational risk portfolio for the regions in which we operate and our business divisions. It forms a comprehensive report on a global level. This facilitates senior management's conversations on our top risks and strengthens ownership and accountability by presenting specific action plans for risk mitigation, including responsibilities and target dates, adapted to our risk tolerance.

Below we show selected examples for the usage of the top risk analysis and actions derived from this process to mitigate the inherent risks. In line with our main peers and the general situation throughout the financial industry, we currently identify among our top risks such topics that result directly or as second order effects from the financial crisis:

- Uncertainty of litigation outflow: Improper and potentially improper business practices of the past were revealed by or following the crisis and further litigation has been induced by the change in market sentiment resulting from the crisis. These have led and may in future lead to significant regulatory fines or settlements from lawsuits initiated by respective business counterparties.
- Regulatory driven change agenda: The multiplicity of new regulatory requirements, as a reaction to the financial crisis, have already placed significant burden and cost on us, but could lead to additional regulatory sanctions in case of non-compliance.
- Internally driven change agenda: In order to meet profitability targets it is necessary for us to increase efficiency. In combination with the above mentioned points this results in pressure on us to re-organize and streamline our portfolios and business processes. The respective change initiatives bear potential transition risk or could potentially expose us to new operational risks.

In response to the challenges of the financial crisis, ORM introduced a set of measures and revised tools to improve the operational risk management of the top risks by strengthening the organizational robustness and enhancing the risk management processes. The key projects are outlined below:

Operational Risk Management Target Operating Model
We are currently redefining the responsibilities for managing operational risks within the Group under adoption of the Three Lines of Defense program. Key changes and improvements within the Three Lines of Defense model affect the roles and responsibilities of the first and second lines of Defense, risk taxonomies and the organizational structure of ORM. Regarding risk taxonomies ORM takes the second line control function

responsibility for the following non-financial risk types: transaction processing risk, project and transformation risk and reputational risk. This will be reflected in the organizational structure of ORM.

Self Assessment process as part of ORM's Target Operating Model

We have initiated a project to review the self assessment processes and to enhance the resulting qualitative risk management information set. This will align, connect and integrate key non-financial risk assessment processes (e.g. for operational, compliance and legal risks).

OR assessments on change initiatives

In reaction to our comprehensive change agenda, and our inherent operational project risks, we set up a specific operational risk assessment. For critical control initiatives, i.e. those initiatives considered crucial to the success of our cultural change program, specific operational risk assessments of the internal control environment were introduced to assess the operational risk impact of such initiatives onto the Group.

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital for operational risk using the internal Advanced Measurement Approach ("AMA") methodology. Our AMA capital calculation is based upon the loss distribution approach ("LDA"). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association ("ORX") consortium data), adjusted for direct recoveries, and external scenarios from a public database (IBM OpData) complemented by internal scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level, covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both, a qualitative adjustment and an expected loss deduction, are performed.

The qualitative adjustment ("QA") reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and self assessment scores, focusing on the business environment and internal control factors. The qualitative adjustment is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustments transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risks. It thus provides incentives for the businesses to continuously improve the management of operational risks in their areas.

The expected loss ("EL") for operational risk is based on historical loss experience and expert judgment, considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans, it is deducted from the AMA capital figure within certain constraints. The unexpected losses per business division (after QA and EL) are aggregated to produce the Group AMA capital figure.

Regulatory and economic capital for operational risk is calculated on a quarterly basis. The used internal data are captured in a snapshot at the beginning of the quarterly production cycle and undergo a quality assurance and sign-off process. Therefore, the complete history of previous quarters' internal losses is taken into account in the calculation of the capital figures. ORX external data is submitted by the ORX members and also undergo quality assurance and sign-off. These data are recognized in the capital calculation at the earliest after six months. For the additional external loss data sourced from the IBM OpData (formerly named OpVantage), we use the data that are available twice a year (in the first and third quarters).

Economic capital is derived from the 99.98 % percentile, allocated to the business divisions, and used for performance measurement and resource allocation purposes, providing an incentive to manage operational risks, and optimizing the utilization of economic capital. The regulatory capital for operational risk applies the 99.9 % percentile. Economic and regulatory capital are calculated for a time horizon of one year.

Continued Operational Risk Framework Development

The AMA model is subject to continuous validation and enhancement, as we attempt to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we submitted model changes to BaFin and are awaiting approval from the joint supervisory team (BaFin and ECB). These model changes include an improved validation and recalibration methodology for insurance recoveries, changes to the modeling of the loss frequency as well as an enhanced scoring mechanism for the self assessment results in our AMA model.

Further, we have submitted an additional model change request to BaFin to replace the € 1 billion economic capital safety margin, which we have continuously applied since its implementation in 2011. This model change, which adds increased forward looking aspects to the AMA model, will result in higher economic capital even after we remove the safety margin. This change will make our model more risk sensitive by including reasonably possible litigation losses in our "Relevant Loss Data" set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team on these model enhancements is on-going, management has decided to recognize the impact of these model changes in the second quarter 2014 wherever they will lead to an increase in the capital requirement over the models that have previously been approved by BaFin.

Our Operational Risk Management Stress Testing Concept

We conduct stress testing on a regular basis and separate from our AMA methodology, to analyze the impact of extreme macro scenarios on our capital and the profit-and-loss account. In 2014, ORM took part in all firm-wide stress test scenarios and assessed and contributed the impact of operational risk to the various stress levels of the scenarios. The impact of operational risk on macro stress test scenarios has been moderate and remained in the expected range in regards to capital.

Our AMA Model Validation and Quality Assurance Review Concept

We independently validate all our AMA model components such as but not limited to scenario analysis, KRIs and Self Assessments, Expected Loss and internal loss data individually. The results of the validation exercise are summarized in validation reports and issues identified are followed up for resolution. This promotes enhancement of the methodologies. The validation activities performed in 2013 detected areas of improvement in our AMA model regarding the estimation of the loss frequency and the use of reasonably possible litigation losses. The results of this validation lead to model enhancements which increased the economic capital.

Quality Assurance Reviews are performed for the AMA components requiring data input provided by business divisions and result in capital impact. The AMA components data and documentation is challenged and compared across business divisions to help us maintain consistency and adequacy for any capital calculation.

Operational Risk – Risk Profile

Operational Risk Losses by Event Type (Profit and Loss view)

in € m.	2014	2013[1]
Clients, Products and Business Practices	1,742	2,438
Internal Fraud	498	913
External Fraud	20	(69)
Execution, Delivery and Process Management	72	68
Others	61	32
Group	**2,393**	**3,382**

[1] Changed 2013 loss figures due to subsequent booking of losses and reclassification.

Profit and loss based operational losses decreased by € 1.0 billion or 29 % compared to year-end 2013. The decrease was predominantly driven by the event types "Clients, Products and Business Practices" and "Internal Fraud" (see section "Definition of Operational Risk – Fraud Risk"), due to settlements reached and decreased litigation reserves for unsettled cases. The increase in the event type "External Fraud" is caused by a gain from a direct recovery in 2013. The event type "Execution, Delivery and Process Management" is stable, other event types increased slightly.

Operational Losses by Event Type occurred in the period 2010-2014 (2009-2013)[(1)]


Frequency of Operational Losses (first posting date)
2 % (2%)
Others
20 % (16%)
Clients, Products and Business Practices
25 % (33%)
Execution, Delivery and Process Mgmt
53 % (49%)
External Fraud
<1 %(<1 %)
Internal Fraud
Distribution of Operational Losses (posting date)
4 % (5%)
Execution, Delivery and Process Mgmt
2 % (2%)
Others
9 % (14%)
External Fraud
21 % (17%)
Internal Fraud
64 % (62%)
Clients, Products and Business Practices

[1] Percentages in brackets correspond to loss frequency respectively to loss amount for losses occurred in 2009-2013 period. Frequency and amounts can change subsequently.

The above left pie chart "Frequency of Operational Losses" summarizes operational risk events which occurred in the five-year period 2010-2014, based on the period in which a loss was first recognized for that event. For example, for a loss event that was first recognized in 2002 with an additional profit/loss event recognized in 2014, the frequency chart would not include the loss event, but the loss distribution chart would include the profit/loss recognized in the respective period.

Frequencies are dominated by the event type "External Fraud" with a frequency of 53 % of all observed loss events. The event types "Execution, Delivery and Process Management" contribute 25 % of the events and "Clients, Product and Business Practices" 20 %. Others are stable at 2 %. The event type "Internal Fraud" has a low frequency, resulting in 0.2 % of the loss events in the period 2010-2014. This is unchanged compared to 2009-2013.

The above right pie chart "Distribution of Operational Losses" summarizes operational risk loss postings recognized in the profit/loss over the five-year period 2010-2014. The event type "Clients, Product and Business Practices" dominates the operational loss distribution with a share of 64 % and is determined by outflows related to litigation, investigations and enforcement actions. "Internal Fraud" has the second highest share (21 %) which is related to regulatory events we have experienced in recent years. Finally, the event types "External

Fraud" (9 %) and "Execution, Delivery and Process Management" (4 %) can be considered minor, compared to other event types.

Economic Capital usage for Operational Risks

Economic Capital Usage for Operational Risk by Business Division

			2014 increase (decrease) from 2013[1]	
in € m.	Dec 31, 2014	Dec 31, 2013	in € m.	in %
Corporate Banking & Securities	3,569	2,453	1,116	45
Private & Business Clients	1,088	803	285	35
Global Transaction Banking	150	96	54	56
Deutsche Asset & Wealth Management	722	580	142	24
Non-Core Operations Unit	2,070	1,320	750	57
Total economic capital usage for operational risk	**7,598**	5,253	2,345	45

1 Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2014.

The economic capital usage for operational risk as of December 31, 2014 was € 7.6 billion, € 2.3 billion or 45 % higher compared to year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model that were implemented in the second quarter and which initially led to additional economic capital of € 1.1 billion. These model enhancements led to a reflection of the operational risk losses that have materialized and which are largely due to outflows related to litigation, investigations and enforcement actions. The increase in economic capital is spread across all business divisions.

The economic capital continues to include the safety margin applied in our AMA model. It was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis. The model enhancements mentioned above are intended to replace the safety margin by a more risk sensitive measure. Therefore the impact of the model change above the safety margin is recognized in the economic capital. This will result in higher economic capital even after we remove the safety margin.

Role of Corporate Insurance/Deukona

The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona (CI/D). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

CI/D is responsible for acquiring insurance coverage and for negotiating contract terms and premiums. CI/D also has a role in the allocation of insurance premiums to the businesses. CI/D specialists assist in devising the method for reflecting insurance in the capital calculations and in arriving at parameters to reflect the regulatory requirements. They validate the settings of insurance parameters used in the AMA model and provide respective updates. CI/D is actively involved in industry efforts to reflect the effect of insurance in the results of the capital calculations.

We buy insurance in order to protect ourselves against unexpected and substantial unforeseeable losses. The identification, definition of magnitude and estimation procedures used are based on the recognized insurance principles and methods. The maximum limit per insured risk takes into account the reliability of the insurer and a cost/benefit ratio, especially in cases in which the insurance market tries to reduce coverage by restricted/limited policy wordings and specific exclusions.

We maintain a number of captive insurance companies, both primary and re-insurance companies. However, insurance contracts provided are only considered in the modeling/calculation of insurance-related reductions of operational risk capital requirements where the risk is re-insured in the external insurance market.

The regulatory capital figure includes a deduction for insurance coverage amounting to € 564 million as of December 31, 2014 compared with € 522 million as of December 31, 2013. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the CRR and based on recommendations of the respective subject matter experts on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities, is audited by Group Audit on a risk-based approach.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2014.

Liquidity Risk Management Framework

The Management Board defines our liquidity risk strategy, and in particular our appetite for liquidity risk based on recommendations made by the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Our Treasury function is responsible for the management of our liquidity and funding risk globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage our liquidity risk position. Liquidity Risk Control is responsible for the internal reporting on liquidity and funding across the firm on a global and local level. The Management Board, in this context, is updated at least weekly via a Liquidity Scorecard. In addition Liquidity Risk Control is responsible for the oversight and validation of the bank's liquidity risk framework. This includes the independent validation of all liquidity risk models as well as the review and back-testing of limits. Our liquidity risk management approach starts at the intraday level forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and local management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e., the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. Daily stress test results are used to monitor our ongoing compliance with the Board's overall liquidity risk appetite. Furthermore, our short-term wholesale funding profile limits (both unsecured and secured) which are a key tool of the framework are calibrated against the stress test results on a monthly basis.

Short-term Liquidity and Wholesale Funding

Our Group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. We consider as wholesale funding for this purpose unsecured liabilities raised primarily by our Global Liquidity Management business as well as secured liabilities primarily raised by our Global Liquidity Management and Equities businesses. Such liabilities primarily come from corporates, banks and other financial institutions, governments and sovereigns. Wholesale funding profile limits, which are calibrated against our monthly stress testing results and are approved by the Management Board according to internal governance, express our maximum appetite for liquidity risk. The wholesale funding limits apply to the respective cumulative global cash outflows as well as the total volume of unsecured wholesale funding and are monitored on a daily basis. Our Liquidity Reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

Funding Markets and Capital Markets Issuance

2014 was a relatively benign year for bank credit and funding conditions as evidenced by the development of the itraxx Senior Financial Index which peaked at 106 in January, averaged 92 bps over Q1, 75 bps over Q2 and closed the year at 69 bps. Our 5 year CDS traded within a range of 58 to 102 bps, peaking in February. Since then, the spread has declined and as of year-end was trading in the middle of the range for the year. The spreads on our bonds exhibited similar volatility. For example, our 9 year EUR benchmark (2.375 % coupon, maturing in January 2023) traded in a range of 27 to 60 bps, closing near its year lows.

Our 2014 funding plan of up to € 35 billion, comprising debt issuance with an original maturity in excess of one year, was fully completed and we concluded 2014 having raised € 44.1 billion in term funding. The over-fulfillment of € 9.1 billion represents prefunding for 2015. This funding was broadly spread across the following funding sources: unsecured benchmark issuance (€ 17.1 billion), Additional Tier 1 benchmark issuance (€ 4.8 billion), unsecured retail-targeted issuance (€ 9.8 billion) and unsecured and secured private placements (€ 12.3 billion). Of the € 44.1 billion total, the majority was in U.S. dollar (€ 22.2 billion). We also issued € 17.8 billion in Euro and smaller amounts in JPY and GBP. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (25 %), banks (19 %), asset managers and pension funds (29 %), insurance companies (6 %) and other, including institutional investors (21 %). The geographical distribution was split between Germany (19 %), Rest of Europe (29 %), US (29 %), Asia/Pacific (16 %) and Other (6 %). Of our total capital markets issuance outstanding as of December 31, 2014, approximately 85 % was issued on an unsecured basis.

The average spread of our issuance over the relevant floating index (i.e., Libor) was 45 bps for the full year with an average tenor of 4.8 years. Our issuance activities were higher in the first half of the year with volumes decreasing in the second half of the year 2014. We issued the following volumes over each quarter: € 8.5 billion, € 16.3 billion, € 11.4 billion and € 7.9 billion, respectively.

In 2015, our base case funding plan is € 30 to 35 billion which we plan to cover by accessing the above sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 22 billion in 2015.

For information regarding the maturity profile of our wholesale funding and capital markets issuance please refer to the table on pages 214 to 215.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources are capital markets and equity, retail, and transaction banking clients. Other customer deposits and borrowing from wholesale clients are additional sources of funding. Unsecured wholesale funding represents unsecured wholesale liabilities sourced primarily by our Global Liquidity Management business. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To promote the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe.

In 2014, we reduced our overall funding volume in line with the broader balance sheet de-leveraging. Total external funding declined by € 64 billion (6.5 %) during the year of which the majority came in our CB&S business, in particular we reduced secured funding and shorts by € 69 billion (46 %), other customers by € 23 billion (24 %) and unsecured wholesale funding by € 19 billion (26 %). We also saw smaller reductions from financing vehicles (€ 7 billion, 37 %). These reductions more than offset the increases in capital markets and equity (€ 29 billion, 16 %), retail clients (€ 19 billion, 7 %) and transaction banking (€ 6 billion, 4 %). The overall proportion of our most stable funding sources (comprising capital markets and equity, retail, and transaction banking) increased from 66 % to 76 %.

Unsecured wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year. Asset-Backed Commercial Paper (ABCP) issued through conduits is included within Financing Vehicles.

The overall volume of unsecured wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. These fluctuations are dependent on client-related securities financing activities as well as changes in liquid trading inventories during the quarter.

To avoid any unwanted reliance on these short-term funding sources, and to promote a sound funding profile at the short end, which complies with the defined risk appetite, we have implemented limit structures (across tenor) to these funding sources, which are derived from our monthly stress testing analysis. In addition, we are setting a limit on the total volume of unsecured wholesale funding to manage the reliance on this funding source as part of the overall funding diversification.

The following chart shows the composition of our external funding sources that contribute to the liquidity risk position, both in EUR billion and as a percentage of our total external funding sources.



Composition of External Funding Sources
In € bn.


300
225
150
75
0
214
185
301
282
184
178
74
97
55
73
81
150
12
19
23% 19%
33% 29%
20% 18%
8% 10%
6% 7%
9% 15%
1% 2%
Capital Markets and Equity
Retail
Transaction Banking
Other Customers[1]
Unsecured Wholesale
Secured Funding and Shorts
Financing Vehicles[2]

■ December 31, 2014: total € 919 billion
■ December 31, 2013: total € 984 billion

[1] Other includes fiduciary, self-funding structures (e.g. X-markets), margin/Prime Brokerage cash balances (shown on a net basis).
[2] Includes ABCP-Conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 660 billion (€ 524 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 75 billion (€ 50 billion), other non-funding liabilities € 54 billion (€ 55 billion) for December 31, 2014 and December 31, 2013 respectively; figures may not add up due to rounding.

The following table shows the contractual maturity of our short-term wholesale funding (comprising unsecured wholesale funding plus asset-backed commercial paper), as well as our capital markets issuance.

Maturity of unsecured wholesale funding, ABCP and capital markets issuance[1]

								Dec 31, 2014
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	7,816	5,373	7,930	2,541	23,661	42	350	24,053
Deposits from other wholesale customers	2,828	1,569	2,979	2,387	9,763	306	404	10,473
CDs and CP	1,747	4,629	8,080	5,623	20,080	20	28	20,128
ABCP	2,849	233	0	0	3,082	0	0	3,082
Senior unsecured plain vanilla	756	2,823	4,589	4,978	13,145	12,904	40,031	66,080
Senior unsecured structured notes	528	1,721	2,384	3,655	8,288	3,698	22,242	34,227
Covered bonds/ABS	0	11	1,223	458	1,693	1,701	20,325	23,719
Subordinated liabilities	636	2,352	1,772	799	5,559	537	9,889	15,985
Other	0	0	0	166	166	13	131	310
Total[2]	17,161	18,711	28,958	20,607	85,437	19,220	93,401	198,057
thereof:								
Secured	2,849	244	1,223	458	4,775	1,701	20,325	26,801
Unsecured	14,311	18,467	27,735	20,149	80,662	17,519	73,076	171,256

[1] Excludes additional tier 1 notes reported as additional equity components in the financial statements.
[2] Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 85 billion as of December 31, 2014, and should be viewed in the context of our total Liquidity Reserves of € 184 billion. The € 26 billion reduction in the volume maturing within one year is primarily driven by our balance sheet de-leveraging initiatives.

								Dec 31, 2013
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	14,446	5,704	5,536	1,350	27,035	9	148	27,192
Deposits from other wholesale customers	5,589	4,419	861	259	11,127	129	128	11,384
CDs and CP	4,819	19,135	7,188	3,646	34,789	31	14	34,834
ABCP	5,221	4,833	541	0	10,596	0	0	10,596
Senior unsecured plain vanilla	2,364	1,632	3,203	3,561	10,760	10,014	32,851	53,625
Senior unsecured structured notes	470	1,566	1,257	3,585	6,877	4,312	19,746	30,935
Covered bonds/ABS	149	1,208	113	1,660	3,130	1,677	20,457	25,263
Subordinated liabilities	255	4,527	1,137	670	6,588	2,511	10,948	20,048
Other	70	21	6	0	97	0	76	173
Total[1]	33,382	43,046	19,841	14,730	110,999	18,683	84,368	214,050
thereof:								
Secured	5,370	6,042	654	1,660	13,726	1,677	20,457	35,859
Unsecured	28,012	37,004	19,187	13,070	97,274	17,006	63,911	178,190

[1] Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The following table shows the currency breakdown of our short-term unsecured wholesale funding, of our ABCP funding and of our capital markets issuance.

Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

					Dec 31,2014					Dec 31,2013
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	6,123	15,738	284	1,907	24,053	2,630	19,453	1,516	3,592	27,192
Deposits from other whole-sale customers	3,379	4,621	800	1,673	10,473	2,177	6,413	667	2,127	11,384
CDs and CP	13,572	3,216	1,655	1,685	20,128	6,291	22,467	4,394	1,682	34,834
ABCP	312	2,674	96	0	3,082	1,245	8,132	1,219	0	10,596
Senior unsecured plain vanilla	43,498	16,923	378	5,282	66,080	39,500	8,676	1,794	3,656	53,625
Senior unsecured structured notes	12,136	16,884	168	5,038	34,227	13,381	12,072	164	5,319	30,935
Covered bonds/ ABS	23,653	66	0	0	23,719	25,263	0	0	0	25,263
Subordinated liabilities	7,632	7,376	590	388	15,985	11,264	8,028	176	579	20,048
Other	72	218	0	20	310	72	2	2	97	173
Total	**110,377**	**67,715**	**3,972**	**15,993**	**198,057**	101,823	85,243	9,932	17,052	214,050
thereof:										
Secured	23,965	2,740	96	0	26,801	26,508	8,132	1,219	0	35,859
Unsecured	86,412	64,975	3,876	15,993	171,256	75,314	77,111	8,713	17,052	178,190

Funding Matrix

We map all funding-relevant assets and all liabilities into time buckets corresponding to their economic maturities to compile a maturity profile (funding matrix). The funding matrix is compiled on an aggregated currency basis, as well as for selected individual currencies and legal entities. Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank (mortgage loans and retail deposits) that show a behavior of being renewed or prolonged regardless of capital market conditions and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital markets issuance plan establishes issuing targets for securities by tenor, volume and instrument. We also maintain a stand-alone U.S. dollar funding matrix which limits the maximum short position in any time bucket (>1 year to >10 years) to € 10 billion. This supplements the risk appetite for our aggregate currency funding matrix which requires us to maintain a positive funding position in any time bucket (>1 year to > 10 years). Both funding matrices were in line with the respective risk appetite as of year ends 2014 and 2013.

Transfer Pricing

We operate a global funds transfer pricing framework that applies to all businesses and regions and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Within this funds transfer pricing framework we allocate funding and liquidity risk costs and benefits to the firm's business units based on market rates reflecting the economic costs of liquidity for Deutsche Bank. Treasury might set further financial incentives in line with the bank's liquidity risk guidelines. In addition,

Deutsche Bank's funds transfer pricing framework reflects regulatory principles and guidelines. While the framework ensures a diligent group-wide allocation of the bank's funding costs to the liquidity users, it also provides an incentive based compensation framework for businesses generating stable long-term and stress compliant funding. Funding relevant transactions are subject to liquidity (term) premiums and/or other funds transfer pricing mechanisms depending on market conditions. Liquidity premiums are set by Treasury and picked up by a segregated Treasury liquidity account which is the aggregator of liquidity costs. The management and allocation of the liquidity account cost base is the key variable for funds transfer pricing within Deutsche Bank.

Liquidity Reserves

Liquidity reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets.

The volume of our liquidity reserves is a function of our expected monthly stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable within the Group, or can be applied against local entity stress outflows. We hold the vast majority of our liquidity reserves centrally, at our parent and our foreign branches with further reserves held at key locations in which we are active. While we hold our reserves across major currencies, their size and composition are subject to regular senior management review. In addition to the reported liquidity reserves below, there was an amount of € 32 billion of liquidity reserves, in excess of local stress outflows, that remains in entities which are subject to transfer restrictions due to local connected lending requirements or similar regulatory restrictions. We therefore do not include such amounts into our freely transferable liquidity reserves.

Composition of our freely transferable liquidity reserves by parent company (including branches) and subsidiaries

	Dec 31, 2014		Dec 31, 2013	
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	65	65	78	77
Parent (incl. foreign branches)	54	54	68	67
Subsidiaries	11	11	10	10
Highly liquid securities (includes government, government guaranteed and agency securities)	103	96	95	89
Parent (incl. foreign branches)	81	75	71	67
Subsidiaries	23	20	24	22
Other unencumbered central bank eligible securities	16	11	23	17
Parent (incl. foreign branches)	14	10	17	13
Subsidiaries	2	1	6	4
Total liquidity reserves	**184**	**171**	196	183
Parent (incl. foreign branches)	149	139	156	147
Subsidiaries	35	32	41	36

As of December 31, 2014, our freely transferable liquidity reserves amounted to € 184 billion compared with € 196 billion as of December 31, 2013. The primary driver of the decrease of € 12 billion in 2014 was a reduction of € 19 billion in our unsecured wholesale funding during the year, together with reductions in other liability sources. Our average liquidity reserves during the year were € 190 billion compared with € 216 billion during 2013. In the table above the carrying value represents the market value of our liquidity reserves while the liquidity value reflects our assumption of the value that could be obtained, primarily through secured funding, taking into account the experience observed in secured funding markets at times of stress.

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden and severe stress events on our liquidity position. The scenarios we apply have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events, as well as the lessons learned from the latest financial markets crisis.

They include a prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (i.e., rating downgrade), market related events (i.e., systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade. We apply stress scenarios to selected significant currencies and entities. As a result of the recent downgrades of Deutsche Bank's credit ratings, we have adjusted the most severe idiosyncratic scenario (previously "A-2/P-2"). This scenario is now called "severe downgrade scenario" and describes a downgrade of Deutsche Bank to a long-term rating level of BBB/Baa2 and short-term rating of A-3/P-3 across all major rating agencies.

Under each of these scenarios we assume a high degree of rollovers of maturing loans to non-wholesale customers (in order to support franchise value) whereas the rollover of liabilities will be partially or fully impaired resulting in a funding gap. In this context, wholesale funding from the most risk sensitive sources (including unsecured funding from commercial banks, money market mutual funds, as well as asset backed commercial paper) is assumed to contractually roll off in the acute phase of stress. In addition, we analyze the potential funding requirements from contingent risks which could materialize under stress. Those include drawings of credit facilities, increased collateral requirements under derivative agreements as well as outflows from deposits with a contractual rating trigger. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include our Liquidity Reserves, as well as potential further asset liquidity from other unencumbered securities. Stress testing is conducted at a global and individual legal entity level and across significant non-eurozone currencies, in particular USD as the major non-EUR funding currency. We review material stress-test assumptions on a regular basis and have increased the severity of a number of these assumptions through the course of 2014.

Stress testing is fully integrated in our liquidity risk management framework. For this purpose we use the contractual wholesale cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on-balance sheet and off-balance sheet products. Beyond the eight week time horizon we analyze on a monthly basis the impact of a more prolonged stress period extending out to twelve months. The liquidity stress testing provides the basis for the bank's contingency funding plan which is approved by the Management Board.

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The stress testing analysis is performed daily. The following table shows, that under each of our defined and regularly reviewed scenarios we would maintain a positive net liquidity position, as the counterbalancing liquidity we could generate via different sources more than offsets our cumulative funding gap over an eight-week horizon after occurrence of the triggering event.

Global All Currency Monthly Stress Testing Results

			Dec 31, 2014			Dec 31, 2013[1]
in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position
Systemic market risk	49	183	134	31	179	148
Emerging markets	9	185	176	10	195	185
1 notch downgrade (DB specific)	42	166	124	37	178	141
Severe downgrade (DB specific)	163	202	38	170	208	37
Combined[4]	190	214	24	181	204	23

1 2013 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
2 Funding gap caused by impaired rollover of liabilities and other projected outflows.
3 Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
4 Combined impact of systemic market risk and severe downgrade.

Global USD Monthly Stress Testing Results

			Dec 31, 2014			Dec 31, 2013[1]
in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position
Combined[4]	92	149	56	89	132	43

1 2013 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
2 Funding gap caused by impaired rollover of liabilities and other projected outflows.
3 Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
4 Combined impact of systemic market risk and severe downgrade.

The following table presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies for all currencies.

Additional Contractual Obligations

		Dec 31, 2014		Dec 31, 2013
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	6,806	7,893	5,459	9,071
Other contractual funding or margin requirements	529	689	0	502

With the increasing importance of liquidity management in the financial industry, we maintain an active dialogue with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and support efforts to create industry-wide standards to evaluate and manage liquidity risk at financial institutions. In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act, the CRR, the Single Supervisory Mechanism and accompanying regulations.

Liquidity Requirements under CRR

As part of the Basel 3 rules, the Basel Committee on Banking Supervision specified two minimum liquidity standards for banks:

The Liquidity Coverage Ratio (LCR): Finalized by the Basel Committee in January 2013, the LCR is intended to promote the short-term resilience of a bank's liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets ("HQLA") that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the European Commission Delegated Act, published on January 17, 2015. Compliance with the LCR, will not be required in Europe until October 1, 2015 at the earliest. The Liquidity Coverage Ratio is subject to a transitional phase-in period, starting at 60 % in October 2015, which will be increased to 70 % in 2016, 80 % in 2017 and 100 % in 2018. The European Banking Authority (EBA) is in the process of consulting on reporting formats for calculating the standard, in accordance with the Delegated Act.

In order to allow for better comparability, our pro forma LCR of 119 % as of December 31, 2014 has been calculated in accordance with the Basel 3 specification.

The Net Stable Funding Ratio (NSFR): Basel 3 also contains a proposal to introduce a net stable funding ratio (NSFR) to reduce medium to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held).

Although the NSFR is scheduled to become a minimum standard internationally, by January 1, 2018, the ratio is subject to national implementation. In Europe, rules on the NSFR are due to be finalized by the European Commission, in the form of a Delegated Act due in 2016. Therefore, for European banks, the final format of the ratio and associated implementation timeframe has not yet been confirmed.

Asset Encumbrance

On June 27, 2014 the EBA published guidelines on the disclosure of encumbered and unencumbered assets as mandated by Article 443 CRR. They represent a first step in determining a framework for asset encumbrance and will form the basis of the binding technical standards that the EBA will develop by 2016. We have used these guidelines to complete the following section.

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

This section refers to asset encumbrance in the group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Thereunder not included are insurance companies or companies outside the finance sector. Assets pledged by our insurance subsidiaries are included in Note 22 "Assets Pledged and Received as Collateral" of the Consolidated Financial Statements, and restricted assets held to satisfy obligations to insurance companies' policy holders are included within Note 39 "Information on Subsidiaries" of the Consolidated Financial Statements.

Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.

The readily available value represents the current balance sheet carrying value rather than any form of stressed liquidity value (see the "Liquidity Reserves" section for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be ready available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a prepackaged transferable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other could be packaged into a format that would be suitable for use to generate funding.

Encumbered and unencumbered assets

						Dec 31, 2014
				Carrying value		Fair value
			Unencumbered assets			
in € bn. On-balance sheet	Assets	Encumbered assets	Readily available	Other	Encumbered assets	Unen-cumbered assets
Debt securities	184.2	42.4	141.8	0	42.4	141.8
Equity instruments	69.5	49.7	19.8	0	49.7	19.8
Other assets:						
Cash and due from banks & Interest earning deposits with Banks	82.0	6.9	75.1	0		
Securities borrowed or purchased under resale agreements[1]	43.6	0	0	43.6		
Financial assets at fair value through profit and loss[2]						
Trading assets	17.1	0	17.1	0		
Positive market value from derivative financial instruments	630.4	0	0	630.4		
Securities borrowed or purchased under resale agreements[1]	80.9	0	0	80.9		
Other financial assets at fair value through profit or loss	14.9	0	14.9	0		
Financial assets available for sale[2]	2.9	0	2.9	0		
Loans	398.0	44.9	19.4	333.7		
Other assets	166.5	62.9	0	103.6		
Total	1,689.9	206.7	291.0	1,192.2		

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below.
2 Excludes Debt securities and Equity instruments (separately disclosed above).

				Dec 31, 2014
			Fair value of collateral received	
			Unencumbered assets	
in € bn. Off-balance sheet	Assets	Encumbered assets	Readily available	Other
Collateral received:	253.1	201.9	49.8	1.4
Debt securities	175.4	127.0	48.4	0
Equity instruments	76.3	74.9	1.4	0
Other collateral received	1.4	0	0	1.4
Own debt securities issued other than covered bonds and asset backed securities	0	0	0	0

The above tables set out a breakdown of on- and off-balance sheet items, broken down between encumbered, readily available and other. Any securities borrowed or purchased under resale agreements are shown based on the fair value of collateral received.

The above tables of encumbered assets include assets that are not encumbered at an individual entity level, but which may be subject to restrictions in terms of their transferability within the group. Such restrictions may be due to local connected lending requirements or similar regulatory restrictions. In this situation it is not feasible to identify individual balance sheet items that cannot be transferred. "Own debt securities issued other than covered bonds and asset backed securities" refers to those own bond holdings that are not derecognized from the balance sheet by a non-IFRS institution. This is not applicable for Deutsche Bank AG.

in € bn.	Dec 31, 2014 Matching liabilities, contingent liabilities, securities lent	Carrying value of encumbered assets, fair value of encumbered collateral received and own debt securities issued
On-balance/off-balance sheet amount of selected financial liabilities and financial assets	382.5	408.7

The above table shows the total amount of encumbered on- and off-balance sheet assets against the corresponding liabilities, contingent liabilities or securities lent that have given rise to the encumbrance. At December 31, 2014, only € 207 billion of the Group's on-balance sheet assets were encumbered. These assets primarily related to firm financing of trading inventory and other securities, to funding (i.e., Pfandbriefe and covered bonds) secured against loan collateral and to cash collateral for derivative margin requirements.

As of December 31, 2014, the Group had received securities as collateral with a fair value of € 253 billion, of which € 202 billion were sold or on pledged. These pledges typically relate to trades to facilitate client activity, including prime brokerage, collateral posted in respect of Exchange Traded Funds and derivative margin requirements.

Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modelling of assets and liabilities is necessary in cases where the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be immediately repayable deposits from retail and transaction banking customers which have consistently displayed high stability throughout even the most severe financial crises.

The modelling profiles are part of the overall liquidity risk management framework (see section "Stress Test" for short-term liquidity positions ≤1year and section "Funding Matrix" for long-term liquidity positions > 1year) which is defined and approved by the Management Board.

The following tables present a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2014 and 2013, respectively.

Analysis of the earliest contractual maturity of assets

Dec 31, 2014

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and deposits with banks	78,501	2,695	194	16	15	1,780	101	120	151	83,572
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	4	3,553	2,416	8,143	1,659	1,719	51	240	12	17,796
With banks	4	2,154	533	647	333	561	0	2	12	4,245
With customers	0	1,399	1,883	7,496	1,326	1,159	51	238	0	13,551
Securities borrowed	21,598	4,202	0	0	0	0	0	0	34	25,834
With banks	550	964	0	0	0	0	0	0	0	1,515
With customers	21,047	3,238	0	0	0	0	0	0	34	24,319
Financial assets at fair value through profit or loss – trading	840,858	43,382	12,360	5,371	2,068	2,090	4,855	7,624	24,316	942,924
Trading assets	195,681	0	0	0	0	0	0	0	0	195,681
Fixed-income securities and loans	124,462	0	0	0	0	0	0	0	0	124,462
Equities and other variable-income securities	69,831	0	0	0	0	0	0	0	0	69,831
Other trading assets	1,387	0	0	0	0	0	0	0	0	1,387
Positive market values from derivative financial instruments	629,958	0	0	0	0	0	0	0	0	629,958
Financial assets designated at fair value through profit or loss	15,219	43,382	12,360	5,371	2,068	2,090	4,855	7,624	24,316	117,285
Securities purchased under resale agreements	1,757	36,255	11,109	4,568	1,883	501	1,530	1,849	1,021	60,473
Securities borrowed	13,462	5,783	1,159	0	0	0	0	0	0	20,404
Fixed-income securities and loans	0	1,344	92	660	184	1,588	3,010	5,775	12,957	25,612
Equities and other variable-income securities	0	0	0	0	0	0	0	0	10,339	10,339
Other financial assets designated at fair value through profit or loss	0	0	0	142	0	1	315	0	0	459
Positive market values from derivative financial instruments qualifying for hedge accounting	0	30	140	108	69	37	177	791	3,050	4,403
Financial assets available for sale	20	1,895	1,610	2,797	643	774	4,702	25,756	26,099	64,297
Fixed-income securities and loans	20	1,895	1,610	2,797	643	774	4,408	25,754	24,137	62,038
Equities and other variable-income securities	0	0	0	0	0	0	295	2	1,962	2,259
Loans	19,917	35,866	32,121	26,780	9,101	11,591	26,638	69,501	174,098	405,612
To banks	880	4,744	4,945	4,986	1,321	944	2,859	1,974	408	23,059
To customers	19,037	31,122	27,176	21,794	7,780	10,647	23,779	67,528	173,690	382,553
Retail	3,947	10,852	4,038	4,836	2,884	3,288	9,491	25,572	131,277	196,186
Corporates and other customers	15,090	20,270	23,138	16,959	4,896	7,359	14,288	41,955	42,412	186,367
Other financial assets	119,485	474	387	349	113	99	18	76	4,050	125,050
Total financial assets	1,080,383	92,098	49,229	43,564	13,668	18,090	36,542	104,108	231,809	1,669,490
Other assets	15,514	1,322	707	626	196	260	268	763	19,559	39,214
Total assets	1,095,896	93,421	49,935	44,189	13,864	18,350	36,809	104,871	251,368	1,708,703

Analysis of the earliest contractual maturity of assets

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
										Dec 31, 2013
Cash and deposits with banks	86,474	6,911	50	131	1,383	26	55	38	70	95,139
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	529	10,359	6,437	4,917	3,449	665	999	8	0	27,363
With banks	304	3,564	786	1,028	0	0	77	8	0	5,766
With customers	225	6,795	5,651	3,890	3,449	665	923	0	0	21,596
Securities borrowed	20,648	171	0	0	0	0	0	22	30	20,870
With banks	1,664	0	0	0	0	0	0	0	0	1,664
With customers	18,983	171	0	0	0	0	0	22	30	19,205
Financial assets at fair value through profit or loss – trading	738,021	101,913	17,680	6,432	2,658	1,027	4,086	6,393	21,046	899,257
Trading assets	210,070	0	0	0	0	0	0	0	0	210,070
Fixed-income securities and loans	143,947	0	0	0	0	0	0	0	0	143,947
Equities and other variable-income securities	61,393	0	0	0	0	0	0	0	0	61,393
Other trading assets	4,730	0	0	0	0	0	0	0	0	4,730
Positive market values from derivative financial instruments	504,590	0	0	0	0	0	0	0	0	504,590
Financial assets designated at fair value through profit or loss	23,360	101,913	17,680	6,432	2,658	1,027	4,086	6,393	21,046	184,597
Securities purchased under resale agreements	8,485	84,607	13,783	3,789	2,054	749	1,914	1,081	301	116,764
Securities borrowed	14,875	14,187	3,424	0	0	0	0	0	0	32,485
Fixed-income securities and loans	0	3,109	474	2,531	598	273	2,106	5,128	10,806	25,025
Equities and other variable-income securities	0	10	0	0	1	0	16	0	9,872	9,898
Other financial assets designated at fair value through profit or loss	0	0	0	111	6	5	50	185	67	424
Positive market values from derivative financial instruments qualifying for hedge accounting	0	15	82	163	31	37	227	1,562	1,895	4,011
Financial assets available for sale	0	1,533	1,641	1,900	749	737	4,756	20,317	16,692	48,326
Fixed-income securities and loans	0	1,533	1,641	1,900	749	737	4,572	20,317	14,962	46,413
Equities and other variable-income securities	0	0	0	0	0	0	183	0	1,730	1,913
Loans	18,458	41,810	21,623	20,283	9,662	9,730	26,867	64,249	163,899	376,582
To banks	322	4,043	5,152	4,236	1,752	882	2,610	4,053	389	23,440
To customers	18,136	37,767	16,470	16,047	7,909	8,848	24,258	60,196	163,510	353,142
Retail	3,911	13,715	2,973	5,204	3,257	3,177	9,294	24,055	124,745	190,331
Corporates and other customers	14,226	24,052	13,497	10,844	4,652	5,671	14,961	36,139	38,770	162,810
Other financial assets	87,181	780	353	216	93	103	40	0	3,541	92,307
Total financial assets	951,311	163,492	47,865	34,042	18,025	12,326	37,031	92,588	207,173	1,563,854
Other assets	19,633	3,374	988	703	372	254	426	1,064	20,733	47,546
Total assets	970,944	166,866	48,852	34,745	18,397	12,581	37,457	93,652	227,906	1,611,400

The following tables present a maturity analysis of our total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2014 and 2013, respectively.

Analysis of the earliest contractual maturity of liabilities

Dec 31, 2014

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	298,701	45,396	114,001	31,733	9,820	8,832	5,557	7,618	11,276	532,931
Due to banks	55,538	6,866	12,896	10,400	3,243	1,862	2,593	5,741	9,212	108,350
Due to customers	243,163	38,530	101,105	21,333	6,577	6,970	2,964	1,878	2,064	424,584
Retail	96,651	18,777	83,460	4,919	2,105	1,816	1,095	744	215	209,781
Corporates and other customers	146,512	19,753	17,645	16,414	4,473	5,154	1,869	1,134	1,849	214,803
Trading liabilities	652,045	0	0	0	0	0	0	0	0	652,045
Trading securities	41,112	0	0	0	0	0	0	0	0	41,112
Other trading liabilities	731	0	0	0	0	0	0	0	0	731
Negative market values from derivative financial instruments	610,202	0	0	0	0	0	0	0	0	610,202
Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	2,560	6,612	4,573	12,082	1,300	1,047	2,263	2,909	3,686	37,032
Securities sold under repurchase agreements	1,361	4,241	3,711	11,058	393	0	288	0	0	21,053
Long-term debt	6	116	334	734	553	672	1,582	2,716	3,205	9,919
Other financial liabilities designated at fair value through profit or loss	1,193	2,255	527	289	355	375	394	193	481	6,061
Investment contract liabilities	0	30	61	61	61	726	93	1,493	5,999	8,523
Negative market values from derivative financial instruments qualifying for hedge accounting	0	42	240	350	231	55	398	1,145	2,602	5,063
Central bank funds purchased	986	0	0	0	0	0	0	0	0	986
Securities sold under repurchase agreements	3,677	1,397	3,225	1,001	202	400	0	0	0	9,901
Due to banks	3,518	1,170	3,155	1,001	202	400	0	0	0	9,445
Due to customers	158	227	70	0	0	0	0	0	0	456
Securities loaned	1,960	15	1	0	0	0	0	0	363	2,339
Due to banks	130	5	0	0	0	0	0	0	1	136
Due to customers	1,830	10	1	0	0	0	0	0	361	2,203
Other short term borrowings	26,642	5,099	2,766	4,499	1,995	1,929	0	0	0	42,931
Long-term debt	0	1,027	4,778	6,261	6,401	7,272	24,219	51,257	43,622	144,837
Debt securities - senior	0	923	3,833	5,190	5,616	6,767	18,224	46,138	32,755	119,446
Debt securities - subordinated	0	0	645	262	601	236	500	169	2,633	5,047
Other long-term debt - senior	0	104	300	750	148	124	5,291	4,351	7,930	18,999
Other long-term debt - subordinated	0	0	0	59	35	145	205	598	304	1,345
Trust Preferred Securities	0	832	3,053	655	89	277	726	4,757	184	10,573
Other financial liabilities	155,055	884	3,126	217	78	174	352	20	23	159,929
Total financial liabilities	1,141,627	61,336	135,822	56,857	20,177	20,712	33,608	69,200	67,754	1,607,093
Other liabilities	28,288	0	0	0	0	0	0	0	0	28,288
Total equity	0	0	0	0	0	0	0	0	73,223	73,223
Total liabilities and equity	1,169,915	61,336	135,822	56,857	20,177	20,712	33,608	69,200	140,976	1,708,604
Off-balance sheet commitments given	6,924	10,505	10,433	16,063	10,182	15,092	28,165	93,727	25,441	216,533
Banks	203	815	1,995	2,316	696	1,009	1,873	1,700	761	11,368
Retail	682	324	284	548	526	1,009	2,183	1,010	6,817	13,383
Corporates and other customers	6,039	9,366	8,154	13,199	8,960	13,075	24,108	91,017	17,864	191,782

Analysis of the earliest contractual maturity of liabilities

Dec 31, 2013

in € m.	On demand (incl. Over-night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	290,284	66,181	117,026	16,936	7,290	6,258	4,849	8,203	10,721	527,750
Due to banks	61,302	15,357	9,993	6,987	1,503	1,154	2,801	5,982	9,099	114,176
Due to customers	228,982	50,824	107,034	9,949	5,788	5,104	2,048	2,222	1,623	413,574
Retail	89,689	5,874	90,186	3,695	2,825	2,478	1,144	1,065	194	197,149
Corporates and other customers	139,294	44,950	16,848	6,254	2,963	2,626	904	1,157	1,429	216,425
Trading liabilities	539,232	0	0	0	0	0	0	0	0	539,232
Trading securities	54,951	0	0	0	0	0	0	0	0	54,951
Other trading liabilities	853	0	0	0	0	0	0	0	0	853
Negative market values from derivative financial instruments	483,428	0	0	0	0	0	0	0	0	483,428
Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	25,428	12,660	39,535	1,639	654	770	1,835	4,673	2,717	89,911
Securities sold under repurchase agreements	22,870	11,887	38,221	639	26	0	0	0	0	73,642
Long-term debt	531	16	774	479	425	637	1,387	2,649	2,443	9,342
Other financial liabilities designated at fair value through profit or loss	2,028	757	540	521	202	133	449	2,023	274	6,927
Investment contract liabilities	0	25	50	50	50	692	72	1,255	5,871	8,067
Negative market values from derivative financial instruments qualifying for hedge accounting	0	1	19	17	13	5	57	181	323	616
Central bank funds purchased	2,056	0	0	0	0	400	0	0	0	2,455
Securities sold under repurchase agreements	6,477	3,227	703	519	0	0	0	0	0	10,926
Due to banks	6,405	2,077	469	447	0	0	0	0	0	9,399
Due to customers	72	1,150	234	71	0	0	0	0	0	1,528
Securities loaned	2,079	27	0	0	0	0	0	0	198	2,304
Due to banks	215	15	0	0	0	0	0	0	0	230
Due to customers	1,865	12	0	0	0	0	0	0	198	2,075
Other short term borrowings	36,693	6,950	9,252	5,076	408	1,388	0	0	0	59,767
Long-term debt	0	8,903	6,692	5,685	4,690	5,395	17,636	42,665	41,417	133,082
Debt securities - senior	0	2,704	4,026	4,251	3,804	5,009	15,751	37,412	30,500	103,457
Debt securities - subordinated	0	62	2,318	871	152	241	763	620	2,550	7,578
Other long-term debt - senior	0	6,133	337	336	705	126	920	3,919	8,033	20,508
Other long-term debt - subordinated	0	5	10	227	28	19	201	714	334	1,539
Trust Preferred Securities	0	1,101	3,219	483	107	280	1,544	5,018	174	11,926
Other financial liabilities	131,965	525	3,374	91	350	226	468	254	107	137,362
Total financial liabilities	1,034,216	99,602	179,871	30,496	13,562	15,413	26,461	62,249	61,528	1,523,400
Other liabilities	32,841	0	0	0	0	0	0	0	0	32,841
Total equity	0	0	0	0	0	0	0	0	54,966	54,966
Total liabilities and equity	1,067,057	99,602	179,871	30,496	13,562	15,413	26,461	62,249	116,494	1,611,207
Off-balance sheet commitments given[1]	5,249	11,088	11,871	15,458	9,783	14,175	27,257	82,326	25,624	202,832
Banks	9	1,327	1,580	2,280	1,074	1,025	1,980	1,405	323	11,005
Retail	567	372	218	481	743	629	2,321	759	7,393	13,484
Corporates and other customers	4,673	9,390	10,073	12,696	7,966	12,520	22,956	80,162	17,909	178,344

[1] In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

Capital Management

Our Treasury function manages capital both at Group level and locally in each region. Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are fully committed to maintaining our sound capitalization both from an economic and regulatory perspective. We continually monitor and adjust our overall capital demand and supply in an effort to achieve the optimal balance of the economic and regulatory considerations at all times and from all perspectives. These perspectives include book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies.

Regional capital plans covering the capital needs of our branches and subsidiaries across the globe are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of our regional Treasury teams. Local Asset and Liability Committees further safeguard compliance with all requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or regarding the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

Our core currencies are Euro, US Dollar and Pound Sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in the other non-core currencies is largely hedged against foreign exchange swings. Treasury determines which currencies are to be hedged, develops suitable hedging strategies in close cooperation with Risk Management and finally executes these hedges.

Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation is intended to ensure that pension assets are aligned with pension liabilities, thus protecting our capital base.

Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

During the reporting period, we have applied the internal capital allocation framework that was originally initiated in 2013. A new methodology will come into effect in January 2015.

Under the methodology that was started in 2013, we allocated the average active equity to the business segments reflecting the regulatory requirements under CRR/CRD 4, as well as the communicated capital and return on equity targets. Regulatory capital demand then exceeded the demand from an economic perspective. Under this methodology, our internal demand for regulatory capital was derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level in accordance with the fully loaded CRR/CRD 4 framework. Consequently, our book equity allocation framework under this methodology was driven by risk-weighted assets and certain regulatory capital deduction items pursuant to the fully-loaded CRR/CRD 4 framework. If our average active equity exceeded the higher of the overall economic risk exposure or the regulatory capital demand, this surplus was assigned to Consolidation & Adjustments.

The new methodology to be introduced in 2015 incorporates the growing importance of leverage requirements for the bank. Regulatory requirements will now be driven by the higher of CET1 ratio (solvency) and Leverage ratio (leverage) requirements. In terms of order for the internal capital allocation, solvency-based allocation comes first, then incremental leverage-driven allocation. The new methodology utilises a two step approach: Allocation of Average Active Equity solvency-based first until the externally communicated target of a 10 % CET1 solvency ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then incremental leverage capital allocation based on pro-rata leverage exposure of divisions to satisfy the externally communicated target of a 3.5 % leverage ratio (CRR/CRD 4 calculated on a fully loaded basis). The allocation can be changed if the externally communicated targets for the CET1 and leverage ratio should be adjusted. The new methodology also applies different rates for the cost of equity for each of the business segments, reflecting in a more differentiated way the earnings volatility of the individual business models. This enables improved performance management and investment decisions.

The 2013 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until the 2014 Annual General Meeting (May 22, 2014), 31.3 million shares were purchased, of which 9.4 million via derivatives. The shares purchased were used for equity compensation purposes in the same period.

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until December 31, 2014, we purchased 17.2 million shares. The shares purchased were used for equity compensation purposes and for the Global Share Purchase Plan (GSPP) for Deutsche Bank employees in the same period. Consequently, the number of shares held in Treasury from buybacks was 0.1 million as of December 31, 2014.

To take advantage of Deutsche Bank's low share price in the third quarter 2014, Treasury unwound 8.9 million physically settled call options purchased between May 2012 and February 2014 and entered into 8.9 million new physically settled call options with significantly lower strike prices. These call options were purchased under the authorization from the 2014 Annual General Meeting. Of the 8.9 million call options, 2.3 million have a remaining maturity of more than 18 months.

The 2013 Annual General Meeting further replaced an existing authorized capital with a face value of € 230.4 million (90 million shares) by a new authorization in the same amount, but with broader scope also allowing for share issuance excluding pre-emptive rights. The total face value of available authorized capital amounted to € 922 million (360 million shares). In addition, the conditional capital available to the Management Board had a total face value of € 691 million (270 million shares).

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion. The number of shares of Deutsche Bank AG increased by 359.8 million, from 1,019.5 million to 1,379.3 million, and includes both the issuance of 59.9 million new shares without subscription rights to an anchor investor, and our fully underwritten public offering of 299.8 million new shares via subscription rights.

Prior to the launch of the fully underwritten rights offering, we issued 59.9 million new shares at a price of € 29.20 to Paramount Services Holdings Ltd., an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani of Qatar, who intends to remain an anchor investor in Deutsche Bank. The transaction, which we structured as a capital increase excluding subscription rights, was not subject to the registration requirements of the U.S. Securities Act of 1933, and was not offered or sold in the United States. The gross proceeds of this offering were € 1.7 billion.

In the fully underwritten public offering with subscription rights, 299.8 million new registered no par value shares (common shares) were issued. The subscription price was € 22.50 per share. 99.1 % of the subscription rights were exercised. The remaining new shares that were not subscribed were sold in the market. The gross proceeds from the offering amounted to € 6.8 billion.

With the capital increase, the authorized capital available to the Management Board was reduced from € 922 million (360 million shares) to a total face value of € 0.6 million (0.2 million shares). In addition, the 2014 Annual General meeting authorized capital with a face value of € 256 million (100 million shares).

As mentioned, prior to the 2014 Annual General meeting, the conditional capital available to the Management Board was € 691 million (270 million shares). Following an authorization of new conditional capital of € 256 million (100 million shares) through a partial replacement of old authorizations, the conditional capital now stands at € 486 million (190 million shares). Moreover, the 2014 Annual General meeting authorized the issuance of "naked" participatory notes for the purpose of Additional Tier 1 (AT1) capital.

Deutsche Bank AG executed two transactions to issue AT1 notes with a total volume of € 4.7 billion, one in May and one in November 2014. These transactions materially complete the overall targeted volume of approximately € 5 billion of CRR/CRD 4 compliant Additional Tier 1 capital which were planned to be issued by the end of 2015.

On May 20, 2014, Deutsche Bank AG issued undated AT1 Notes with an equivalent value of € 3.5 billion. The offering consisted of three tranches: a € 1.75 billion tranche with a coupon of 6 %, a U.S.$ 1.25 billion tranche with a coupon of 6.25 % and a GBP 650 million tranche with a coupon of 7.125 %. All tranches were priced at an issue price of par (100 %) or greater. The denominations of the individual notes are € 100,000, $ 200,000 and GBP 100,000, respectively.

The AT1 Notes take the form of participatory notes with temporary write-down at a trigger level of 5.125 % phase-in Common Equity Tier 1 capital ratio. The AT1 Notes were issued with attached warrants, excluding shareholders' pre-emptive rights. This decision is based on the authorization granted by the 2012 Annual General Meeting. Each AT1 Note carries one warrant, entitling the owner to purchase one common share in Deutsche Bank AG. Warrants to subscribe for a total of 30,250 shares from all three tranches, which had originally been attached to the notes, were detached by an initial subscriber. The warrants expired in the fourth quarter of 2014 and had not been exercised.

On November 18, 2014, Deutsche Bank placed undated Additional Tier 1 Notes with a principal amount of $ 1.5 billion (€ 1.2 billion equivalent). The denominations of the notes are $ 200,000. The notes are registered with the U.S. Securities and Exchange Commission. As with the AT1 Notes issued in May 2014, the securities are subject to a write-down provision if Deutsche Bank's Common Equity Tier 1 capital ratio (under the phase-in rules) falls below 5.125 % and are subject to other loss absorption features pursuant to the applicable capital rules. The AT1 notes were issued under the new authorization of the 2014 Annual General meeting and did not have attached warrants.

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions, and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For December 31, 2014, this resulted in eligible Additional Tier 1 instruments of € 14.6 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 10.0 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). Four Hybrid Tier 1 capital instruments with a notional of € 2.7 billion and an eligible equivalent amount of € 2.5 billion have been called in 2014. € 8.6 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

The Tier 2 instrument types (subordinated debt, profit participation rights, cumulative preferred securities) and the categorization into Upper and Lower Tier 2 capital according to Basel 2.5 no longer apply under CRR/CRD 4.

The total of our Tier 2 capital as of December 31, 2014 recognized during the transition period under CRR/CRD 4 was € 4.9 billion. Thereof, € 0.4 billion were legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital, representing the excess amount of the outstanding legacy Hybrid Tier 1 instruments above the respective cap during the transitional period (the so called 'spill-over'). The gross notional value of the Tier 2 capital instruments was € 6.6 billion. The difference to the recognizable Tier 2 capital during the transition period under CRR/CRD 4 is mainly due to capital deductions for maturity haircuts, which provide for a straight proportional reduction of the eligible amount of an instrument in the last 5 years before maturity. Fifteen Tier 2 capital instruments with a total notional of € 3.3 billion have been called in 2014.

Regulatory Capital

Capital Adequacy

Starting January 1, 2014, the calculation of our regulatory capital incorporates the capital requirements following the "Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms" (Capital Requirements Regulation or "CRR"), and the "Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms" (Capital Requirements Directive 4 or "CRD 4") as implemented into German law. The information in this section as well as in the section "Development of risk-weighted Assets" is based on the regulatory principles of consolidation.

This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act ("Kreditwesengesetz" or "KWG"). Thereunder not included are insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also "solvency margin") calculation under the German Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

In light of the regulations given above the following information is based on the banking regulatory principles of consolidation.

The total regulatory capital pursuant to the effective regulations as of year-end 2014 comprises Tier 1 and Tier 2 (T2) capital. Tier 1 capital is subdivided into Common Equity Tier 1 (CET 1) capital and Additional Tier 1 (AT1) capital.

Common Equity Tier 1 (CET 1) capital consists primarily of common share capital including related share premium accounts, retained earnings and accumulated other comprehensive income, subject to regulatory adjustments (i.e. prudential filters and deductions).

Prudential filters for CET 1, according to Articles 32 to 35 CRR, comprise (i) securitized assets, (ii) cash flow hedges and changes in the value of own liabilities, (iii) unrealized gains and losses measured at fair value, and (iv) additional value adjustments.

Regulatory adjustments that apply to CET 1 capital entailed the exclusion of (i) intangible assets, (ii) deferred tax assets that rely on future profitability, (iii) shortfall of provisions to expected losses, and (iv) defined benefit pension fund assets.

For certain deduction items exemptions from deduction or alternative to deductions exist. Non-significant investments in the capital (CET 1, AT1, T2) of financial sector entities (especially if the investment is below 10 % of their CET 1 capital) have to be deducted from the corresponding capital component (CET 1, AT1, T2) to the extent that the sum of these investments exceeds 10 % of the institution's own CET 1 capital. The amount below the 10 % threshold is risk weighted. Significant investments in the CET 1 instruments of financial sector entities (above or equal 10 % of their CET 1 capital) and deferred tax assets that rely on future profitability and arise from temporary differences can be exempted from deduction where such items in aggregate are equal or less than 15 % of the relevant CET 1 capital. The amount eligible to be included in the 15 % threshold exemption are those amounts up to 10 % of the relevant CET 1 capital for each of the above referred significant investments in the capital of financial sector entities and deferred tax assets that rely on future profitability and arise from temporary differences. All items not deducted (i.e. amounts below the threshold) are subject to a risk weight of 250 %. Investments in the capital of insurance entities that qualify as financial sector entities can be exempted from deduction for the calculation of the solvency margin of the financial conglomerate in accordance with the Financial Conglomerate Directive. The amount not deducted is subject to a risk-weight pursuant to the applicable rules for trading and banking book. Furthermore, institutions can opt for the deduction alternative for the exposure amount of certain items (e.g. securitizations positions in the banking book) which otherwise would qualify for a risk weight of 1,250 %.

Further regulatory adjustments apply to all capital components: (i) direct, indirect and synthetic holdings in own capital instruments, (ii) reciprocal cross holdings in the capital of financial sector entities, and (iii) investments in the capital of financial sector entities. All deductions for investments in the capital of financial sector entities are made from the capital component for which they would qualify if issued by the bank itself.

During the transitional period additional specific regulatory adjustments are applicable. The CET 1 deduction amount can be split into the amount deducted pursuant to the new rules (i.e. the applicable percentage in 2014 is 20 %) and the residual amount that is subject to specific transitional rules which reflect a substitute for previous national treatment. For the residual amount of CET 1 deductions different treatments are in place. The residual amount of intangible assets and direct holdings of own CET 1 instruments are deducted from Tier 1 capital. The residual amount of shortfall of provisions to expected losses as well as direct holdings of significant and non-significant investments in financial sector entities are deducted half from each of Tier 1 and Tier 2 capital.

Additional Tier 1 (AT1) capital consists of Additional Tier 1 capital instruments and related share premium accounts as well as noncontrolling interests that qualify for inclusion in consolidated AT1, subject to regulatory adjustments. To qualify as AT1 under CRR/CRD 4 instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at trigger point. The trigger level for such conversion or write-down is set at a CET 1 ratio of at least 5.125 %. Further requirements have to be met, inter alia these instruments must be perpetual (i.e. not dated or with incentives to redeem) and the institution must have full dividend/coupon discretion at all times.

Tier 2 (T2) capital comprises eligible capital instruments and the related share premium and subordinated long-term debt, certain loan loss provisions and T2 noncontrolling interests that qualify for inclusion in consolidated T2. To qualify as T2 capital instruments or subordinated loans must have an original maturity of at least five years. Moreover, eligible capital instruments may not inter alia contain an incentive to redeem, a right of investors to accelerate repayment or a credit sensitive dividend feature.

Capital instruments that no longer qualify as AT1 or T2 capital are subject to grandfathering rules during transitional period and are phased out from 2013 to 2022 with their recognition capped at 80 % in 2014 and the cap decreasing by 10 % every year.

Basel 2.5 Solvency Measures

Our comparative numbers for year-end 2013 are based on Basel 2.5 rules. Major differences in the calculation of regulatory capital are related to tighter definition of all capital components and stricter regulatory adjustments applied in the calculation of the respective capital component as introduced by the CRR/CRD 4 framework.

Common Equity Tier 1 capital under Basel 2.5 consisted primarily of common share capital including related share premium accounts and retained earnings. Under CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out. Note however, that this entails no material changes for common shares under German law.

Amongst other, regulatory adjustments under Basel 2.5 included items that were deducted half from each of Tier 1 and Tier 2 capital such as deduction of financial and insurance entities where a bank holds more than 10 % of the capital, shortfall of provisions to expected loss or securitization positions which qualify for a risk weight of 1,250 %. These items are treated differently under CRR/CRD 4, as outlined in the section above.

Other regulatory adjustments entailed the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. The reversal of these capital effects is also implemented under CRR/CRD 4 and further applies to all fair value gains and losses arising from the institution's own credit risk related to derivative liabilities.

Under Basel 2.5 Additional Tier 1 capital consisted of hybrid capital components such as noncumulative trust preferred securities. Depending on the quality, the amount of hybrid capital instruments was subject to certain limits. These limits are not implemented under CRR/CRD 4 rules. Capital instruments no longer eligible are phased-out, however subject to grandfathering rules.

Tier 2 capital primarily comprised cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities. The amount of long-term subordinated debt that may be included as Tier 2 capital was limited to 50 % of Tier 1 capital. Total Tier 2 capital was limited to 100 % of Tier 1 capital. Under CRR/CRD 4 rules, these limits are not implemented. Capital instruments no longer eligible are phased-out, subject to grandfathering rules. Under CRR/CRD 4 unrealized gains no longer contribute to T2.

Capital Instruments

A description of the main features of the Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments issued by Deutsche Bank is published on Deutsche Bank's website (https://www.db.com/ir/en/content/capital_instruments_prospectuses.htm). In addition, this website provides full terms and conditions of all Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments.

Minimum capital requirements and additional capital buffers

The implementation of CRR/CRD 4 aims to strengthen the regulatory capital in the banking system in particular by setting higher minimum capital requirements for CET 1 capital and by introducing new capital buffer requirements that have to be met solely with CET 1 capital. New minimum capital requirements are phased-in starting in 2014, while new capital buffer requirements are phased-in starting 2016.

In 2013 under the Basel 2.5 regulation the minimum capital requirement of CET 1 capital has been set at 2 % of RWA. Under the new rules of CRR/CRD 4 this minimum requirement increased significantly to 4 % in 2014 and to 4.5 % from 2015 onwards, which represents the end of the phase in period of the CET 1 minimum capital requirement. The total capital requirement of 8 % demands further resources that may be met with up to 1.5 % AT1 capital and up to 2 % Tier 2 capital from 2015 onwards. Deutsche Bank is at year-end 2014 well above these minimum requirements.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin and ECB that, if undertaken, could have a direct material effect on our businesses. We complied with the regulatory capital adequacy requirements in 2014. Our subsidiaries which have to comply with own minimum capital standards and were not included in our regulatory consolidation due to their immateriality reported in one case an insignificant capital deficiency of € 16 thousands in 2014.

Beside the minimum capital requirement CRR/CRD 4 requires institutions to fulfill further capital buffers that can be drawn down in times of economic stress to absorb losses; nevertheless they are not classified as minimum requirements. The following gives an overview of the different capital buffers.

The capital conservation buffer is designed to ensure that institutions build up capital buffers outside periods of stress that may be drawn down when necessary. The capital conservation buffer equals a requirement of 2.5 % CET 1 of RWA. In Germany it is phased in during a transitional period from 2016 until 2019 in steps of 0.625 %. It is implemented in Section 10c German Banking Act, based on Article 129 CRD 4. This buffer is therefore not applicable as of year-end 2014.

The countercyclical capital buffer, implemented in Section 10d German Banking Act, Sections 33 to 35 German Solvency Regulation based on Articles 135 to 139 CRD 4, aims to counter excessive credit growth in an economy. It is deployed when excess credit growth is associated with an increase in system wide risk. It is a weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. The buffer may vary between 0 % to 2.5 % CET 1 of RWA, in a given case even higher, depending on each individual requirement set by the different national regulators. It is introduced on a transitional basis from 2016 until 2019. As of year-end 2014, no countercyclical capital buffer was relevant for Deutsche Bank.

The buffer for global systemically important institutions (G-SII buffer), implemented in Section 10f German Banking Act, based on Article 131 (2), (4), (9) to (18) CRD 4, aims to address the "too-big-to fail" problem, i.e. the higher risk that these large financial institutions represent for the financial system due to their size, market importance or interconnectedness in case of a failure. To face this issue, banks are categorized into buckets that are linked with different buffer requirements, based on an indicator-based approach as proposed by the Financial Stability Board (FSB), which comprises five main indicators: size, interconnectedness, substitutability (i.e. lack of readily available substitutes or financial institution infrastructure), complexity and global (cross-jurisdictional) activity. The G-SII buffer will range from 1 % to 2.5 % CET 1 of RWA, depending on the above mentioned systemic importance of an institution. In addition, there is an initially empty bucket of 3.5 % as a means to discourage institutions from becoming even more systemically important. Deutsche Bank qualifies as a G-SII that falls into the second highest bucket, based on the indicators as published in 2014 on our website that was the basis for the requirement of 2 % CET 1 of RWA. The additional buffer requirement of 2 % will be phased in starting 2016. We will continue to publish our indicators on our website.

Another upcoming requirement to address the "too-big-to fail" problem is the total loss-absorbing capacity (TLAC) which is currently in the consultation process. The objective of this requirement is to ensure the availability of adequate loss-absorbing capacity for global systemically important institutions in resolution. An introduction is currently planned in 2019. Deutsche Bank monitors the development of this requirement on an ongoing basis to be prepared for its fulfillment.

In addition to the buffers introduced by Basel, national authorities may require for a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macroprudential risks that are not covered by the CRR. They can require an additional buffer of up to 5 % CET 1 of RWA. It is to be noted that usually only the higher one out of the systemic risk buffer and the G-SII buffer must be applied. This capital buffer was not applicable for Deutsche Bank as of year-end 2014.

The following chart presents the CRR/CRD 4 capital requirements that were applicable to Deutsche Bank at year-end 2014 as well as capital requirements that will be applicable from 2015 onwards. The chart shows the highest possible requirements that might occur based on the CRD 4 and its implementation into German law, before any additional requirements as a result of the Supervisory Review and Evaluation Process (SREP). Pursuant to the SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10 % (on a phase-in basis) at all times.

Overview total capital requirements and capital buffers

Capital requirements in % of RWA


20
15
10
5
0
2013
2014
2015
2016
2017
2018
2019
8
8
13
14.75
16.5
18.25
20
4
2
2
2.5
1.5
4
5
2
1.5
4.5
5
0.625
0.625
0.5
2
1.5
4.5
5
1.25
1.25
1
2
1.5
4.5
5
1.875
1.875
1.5
2
1.5
4.5
5
2,5
2,5
2
2
1,5
4,5
Out of Common Equity Tier 1 capital
Usually only higher of

- Systemic risk buffer (0-5%)(no phase-in)
- Institution-specific countercyclical capital buffer (0-2.5%)
- Capital conservation buffer
- G-SII buffer (1-2.5%) (currently 2%)
- Tier 2 capital
- Additional Tier 1 capital
- Common Equity Tier 1 capital

Treatment of year-end profits for the solvency report

On February 11, 2015 we submitted the solvency report for Deutsche Bank Group as of December 31, 2014 to the regulatory authorities in line with the Decision (EU) (2015/4) of the ECB of February, 4 2015 defining the conditions under which credit institutions are permitted to include interim or year-end profits in CET 1 capital in accordance with Article 26 (2) CRR. According to this Decision at that point in time we excluded our full year profits in our CET 1 capital calculation resulting in the following capital figures, RWA and capital ratios.

Overview of Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 excluding year-end profits and Basel 2.5 (audited)

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	65,270	65,694	53,558
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,759)	(6,086)	(15,024)
Common Equity Tier 1 (CET 1) capital	**45,511**	**59,608**	38,534
Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	14,696	12,701
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(57)	(10,907)	(519)
Additional Tier 1 (AT1) capital	**4,619**	**3,789**	12,182
Tier 1 capital (T1 = CET 1 + AT1)	**50,129**	**63,397**	50,717
Tier 2 (T2) capital before regulatory adjustments	12,412	4,913	7,787
Total regulatory adjustments to Tier 2 (T2) capital	(36)	(523)	(3,040)
Tier 2 (T2) capital	**12,376**	**4,390**	4,747
Total Regulatory capital (TC = T1 + T2)	**62,506**	**67,787**	55,464
Total risk-weighted assets	**393,757**	**396,468**	300,369
Capital ratios			
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.6	15.0	12.8
Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.7	16.0	16.9
Total Regulatory capital ratio (as a percentage of risk-weighted assets)	15.9	17.1	18.5

The Decision (EU) (2015/4) of the ECB allows the inclusion of year-end profits in CET 1 capital after deduction of the dividend formally proposed or decided by the management body.

The calculation of the regulatory capital numbers and ratios presented in this report include year-end profits after the deduction of a dividend payment of € 0.75 per share proposed by the Management Board to the Supervisory Board and the Annual General Meeting.

Key developments

- The Common Equity Tier 1 (CET 1, formerly: Core Tier 1) capital ratio, calculated on the basis of CRR/CRD 4 (phase-in rate of 20 %), was 15.2 % as of December 31, 2014, compared with 12.8 % at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 (phase-in rate of 0 %) CET 1 capital ratio was 14.6 % at year-end 2013.
- CET 1 capital according to CRR/CRD 4 increased by € 21.6 billion to € 60.1 billion as of December 31, 2014, compared with € 38.5 billion CET 1 capital at year-end 2013 according to Basel 2.5. The framework change has led to a positive first-day application effect of € 10.4 billion due to the applicable phase-in rate of 20 % for 2014, mainly driven by the treatment of intangible assets of € 9.2 billion. During the transitional period, CRR/CRD 4 allows subtraction of certain CET 1 deductions from Additional Tier 1 capital instead of CET 1 capital, to ease the transition for banks to the "fully-loaded" rules. The remaining € 11.1 billion increase was mainly driven by our capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion.
- Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 8.4 billion to € 3.8 billion as of December 31, 2014, compared with € 12.2 billion AT1 capital at year-end according to Basel 2.5. We had a negative first-day effect from application of CRR/CRD 4 rules of € 12.0 billion, largely reflecting deductions from intangible assets of € 9.2 billion as well as the derecognition of AT1 instruments of € 2.2 billion that no longer qualify as AT1 capital. The first-day effect was partly offset by the issuance of CRR/CRD 4 compliant AT1 Notes of € 4.6 billion.
- Tier 2 capital according to CRR/CRD 4 decreased by € 0.4 billion to € 4.4 billion as of December 31, 2014, compared with € 4.7 billion Tier 2 capital at year-end according to Basel 2.5, mainly due to redemptions and amortization adjustments that were partly offset by deduction reliefs from securitizations and significant investments in financial and insurance entities.
- RWA according to CRR/CRD 4 increased by € 96 billion to € 397 billion as of December 31, 2014, compared with € 300 billion at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 RWA were € 355 billion at year-end 2013. The RWA increase is mainly reflecting the impact from the CRR/CRD 4 framework including RWA for CVA, higher operational risk RWA and credit risk RWA including the impact from foreign exchange movements. That was partly offset by de-risking and asset sales.

Overview of Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 and Basel 2.5 (audited)

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	65,750	66,175	53,558
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,674)	(6,072)	(15,024)
Common Equity Tier 1 (CET 1) capital	**46,076**	**60,103**	38,534
Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	14,696	12,701
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(57)	(10,902)	(519)
Additional Tier 1 (AT1) capital	**4,619**	**3,794**	12,182
Tier 1 capital (T1 = CET 1 + AT1)	**50,695**	**63,898**	50,717
Tier 2 (T2) capital before regulatory adjustments	12,412	4,891	7,787
Total regulatory adjustments to Tier 2 (T2) capital	(36)	(496)	(3,040)
Tier 2 (T2) capital	**12,376**	**4,395**	4,747
Total Regulatory capital (TC = T1 + T2)	**63,072**	**68,293**	55,464
Total risk-weighted assets	**393,969**	**396,648**	300,369
Capital ratios			
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.7	15.2	12.8
Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.9	16.1	16.9
Total Regulatory capital ratio (as a percentage of risk-weighted assets)	16.0	17.2	18.5

Overview of Regulatory Capital, RWA and Capital Ratios according to pro forma CRR/CRD 4 (unaudited)

	Dec 31, 2013	
in € m.	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4
Common Equity Tier 1 capital before regulatory adjustments	53,846	53,557
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,850)	(1,824)
Common Equity Tier 1 (CET 1) capital	33,995	51,733
Additional Tier 1 (AT1) capital before regulatory adjustments	0	11,741
Total regulatory adjustments to Additional Tier 1 (AT1) capital	0	(12,785)
Additional Tier 1 (AT1) capital	0	0
Tier 1 capital (T1 = CET 1 + AT1)	33,995	51,733
Tier 2 (T2) capital before regulatory adjustments	14,291	6,085
Total regulatory adjustments to Tier 2 (T2) capital	(107)	(906)
Tier 2 (T2) capital	14,184	5,179
Total Regulatory capital (TC = T1 + T2)	48,179	56,912
Total risk-weighted assets	350,143	355,127
Capital ratios		
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7	14.6
Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7	14.6
Total Regulatory capital ratio (as a percentage of risk-weighted assets)	13.8	16.0

Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)

	Dec. 31, 2014			Dec. 31, 2013			
in € m.	Financial Balance Sheet	Decon-solidation/ Consolidation of entities	Regulatory Balance Sheet	Financial Balance Sheet	Decon-solidation/ Consolidation of entities	Regulatory Balance Sheet	References[1]
Assets:							
Cash and due from banks	20,055	(246)	19,809	17,155	(318)	16,836	
Interest-earning deposits with banks	63,518	(1,358)	62,160	77,984	(838)	77,146	
Central bank funds sold and securities purchased under resale agreements	17,796	0	17,796	27,363	0	27,363	
Securities borrowed	25,834	(11)	25,823	20,870	(15)	20,855	
Financial assets at fair value through profit or loss							
Trading assets	195,681	(7,846)	187,835	210,070	(9,921)	200,149	
Positive market values from derivative financial instruments	629,958	421	630,379	504,590	779	505,369	
Financial assets designated at fair value through profit or loss	117,285	(12,490)	104,795	184,597	(11,985)	172,611	
Total financial assets at fair value through profit or loss	942,924	(19,915)	923,009	899,257	(21,128)	878,129	
Financial assets available for sale	64,297	434	64,731	48,326	(2,738)	45,588	
Equity method investments	4,143	(218)	3,925	3,581	(195)	3,386	h
thereof: Goodwill	430	0	430	25	0	25	e
Loans	405,612	(3,348)	402,264	376,582	(7,413)	369,168	
Property and equipment	2,909	(193)	2,716	4,420	(166)	4,254	
Goodwill and other intangible assets	14,951	(1,817)	13,134	13,932	(1,943)	11,990	e
Other assets	137,980	(1,027)	136,953	112,539	4,200	116,739	
thereof: Defined benefit pension fund assets	961	0	961	639	0	639	g
Assets for current tax	1,819	(115)	1,704	2,322	(6)	2,317	
Deferred tax assets	6,865	(16)	6,849	7,071	(83)	6,987	f
Total assets	**1,708,703**	**(27,832)**	**1,680,872**	**1,611,400**	**(30,643)**	**1,580,758**	
Liabilities and equity:							
Deposits	532,931	4,823	537,754	527,750	5,167	532,917	
Central bank funds purchased and securities sold under repurchase agreements	10,887	0	10,887	13,381	0	13,381	
Securities loaned	2,339	(10)	2,329	2,304	(12)	2,292	
Financial liabilities at fair value through profit or loss							
Trading liabilities	41,843	(200)	41,643	55,804	(219)	55,585	
Negative market values from derivative financial instruments	610,202	603	610,805	483,428	1,512	484,941	
Financial liabilities designated at fair value through profit or loss	37,131	(2,315)	34,816	90,104	(2,307)	87,797	
Investment contract liabilities	8,523	(8,523)	0	8,067	(8,067)	0	
Total financial liabilities at fair value through profit or loss	697,699	(10,435)	687,264	637,404	(9,081)	628,323	
Other short-term borrowings	42,931	(8,780)	34,151	59,767	(11,784)	47,983	
Other liabilities	183,823	(12,628)	171,195	163,595	13,639	149,956	
Provisions	6,677	(81)	6,596	4,524	(88)	4,435	
Liabilities for current tax	1,608	(40)	1,568	1,600	(45)	1,556	
Deferred tax liabilities	1,175	(443)	732	1,101	(331)	769	
Long-term debt	144,837	772	145,609	133,082	(1,057)	132,025	
thereof: Subordinated long-term debt[2]	6,392	0	6,392	9,117	13	9,131	j, k
Trust preferred securities[2]	10,573	516	11,089	11,926	455	12,380	j, k
Obligation to purchase common shares	0	0	0	0	0	0	
Total liabilities	**1,635,481**	**(26,308)**	**1,609,173**	1,556,434	30,416	1,526,019	
Common shares, no par value, nominal value of € 2.56	3,531	0	3,531	2,610	0	2,610	a
Additional paid-in capital	33,626	(5)	33,621	26,204	(12)	26,192	a
Retained earnings	29,279	(1,107)	28,171	28,376	(516)	27,860	b
Common shares in treasury, at cost	(8)	0	(8)	(13)	0	(13)	a
Accumulated other comprehensive income, net of tax	1,923	(306)	1,617	(2,457)	418	(2,039)	c
Total shareholders' equity	**68,351**	**(1,419)**	**66,932**	54,719	(110)	54,609	
Additional equity components	4,619	0	4,619	0	0	0	i
Noncontrolling interests	253	(105)	148	247	(117)	130	d
Total equity	**73,223**	**(1,523)**	**71,699**	54,966	(227)	54,739	
Total liabilities and equity	**1,708,703**	**(27,832)**	**1,680,872**	1,611,400	(30,643)	1,580,758	

[1] References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column "References" in "Transitional template for Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 (unaudited) and Basel 2.5 (audited)". Where applicable, more detailed information are provided in the respective reference footnote section.
[2] Eligible Additional Tier 1 and Tier 2 instruments are reflected in these balance sheet positions with their values according to IFRS.

Transitional template for Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 (unaudited) and Basel 2.5 (audited)

		Dec 31, 2014	Dec 31, 2013	
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5	References[1]
Common Equity Tier 1 (CET 1) capital: instruments and reserves				
Capital instruments and the related share premium accounts	37,144	37,144	28,789	a
Thereof: Ordinary shares[2]	37,144	37,144	28,789	a
Retained earnings	26,509	26,509	27,195	b
Accumulated other comprehensive income (loss), net of tax	1,617	1,923	(2,457)	c
Funds for general banking risk	0	0	0	
Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase-out from CET 1	N/M	0	N/M	
Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	
Noncontrolling Interests (amount allowed in consolidated CET 1)	0	118	130	d
Independently reviewed interim profits net of any foreseeable charge or dividend[3]	481	481	(98)	b
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	**65,750**	**66,175**	53,558	
Common Equity Tier 1 (CET 1) capital: regulatory adjustments				
Additional value adjustments (negative amount)[4]	0	0	0	
Intangible assets (net of related tax liabilities) (negative amount)	(12,979)	(2,596)	(11,466)	e
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,620)	(524)	N/M	f
Fair value reserves related to gains or losses on cash flow hedges	(181)	(181)	N/M	
Shortfall of provisions to expected losses (negative amount)	(712)	(147)	(430)	
Any increase in equity that results from securitized assets (negative amount)	0	0	0	
Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[5]	(544)	(210)	(1)	
Defined benefit pension fund assets (negative amount)	(961)	(192)	N/M	g
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[6]	(54)	(11)	(3)	
Direct, indirect and synthetic holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[8]	0	0	(1,589)	
Exposure amount of the following items which qualify for a Risk Weight of 1250 %, where the institution opts for the deduction alternative	0	0	(945)	
Thereof:				
Qualifying holdings outside the financial sector (negative amount)	0	0	0	
Securitization positions (negative amount)	0	0	(945)	
Free deliveries (negative amount)	0	0	N/M	
Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(78)	(16)	N/M	f
Amount exceeding the 15 % threshold (negative amount)	(1,199)	(202)	N/M	
Thereof:				
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(499)	(84)	N/M	h
Deferred tax assets arising from temporary differences	(700)	(118)	N/M	f
Losses for the current financial year (negative amount)	0	0	0	
Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR[9]	N/M	(1,648)	(215)	
Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[10]	(345)	(345)	(374)	
Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	
Other regulatory adjustments	0	0	0	
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	**(19,674)**	**(6,072)**	(15,024)	
Common Equity Tier 1 (CET 1) capital	**46,076**	**60,103**	38,534	

in € m.	Dec 31, 2014 CRR/CRD 4 fully-loaded	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5	References[1]
Additional Tier 1 (AT1) capital: instruments				
Capital instruments and the related share premium accounts	4,676	4,676	12,701	i
Thereof:				
Classified as equity under applicable accounting standards	4,676	4,676	0	i
Classified as liabilities under applicable accounting standards	0	0	12,701	
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase-out from AT1	N/M	10,021	N/M	j
Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	
Thereof: instruments issued by subsidiaries subject to phase-out	N/M	0	N/M	
Additional Tier 1 (AT1) capital before regulatory adjustments	**4,676**	**14,696**	12,701	
Additional Tier 1 (AT1) capital: regulatory adjustments				
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)[11]	(57)	(57)	(519)	i
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	
Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)[8]	0	0	0	
Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(10,845)	N/M	
Thereof:				
Intangible assets (net of related tax liabilities)	N/M	(10,383)	N/M	e
Shortfall of provisions to expected losses	N/M	(294)	N/M	
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(168)	N/M	
Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	
Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	
Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	
Total regulatory adjustments to Additional Tier 1 (AT1) capital[12]	**(57)**	**(10,902)**	(519)	
Additional Tier 1 (AT1) capital	**4,619**	**3,794**	12,182	
Tier 1 capital (T1 = CET 1 + AT1)[13]	**50,695**	**63,898**	50,717	
Tier 2 (T2) capital: instruments and provisions				
Capital instruments and the related share premium accounts[14]	11,505	2,942	7,787	k
Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase-out from T2	N/M	721	N/M	k
Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	
Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	908	1,228	0	k
Thereof: instruments issued by subsidiaries subject to phase-out	N/M	0	N/M	
Credit risk adjustments	0	0	0	
Tier 2 (T2) capital before regulatory adjustments	**12,412**	**4,891**	7,787	
Tier 2 (T2) capital: regulatory adjustments				
Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)[11]	(36)	(34)	(75)	k
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	

in € m.	CRR/CRD 4 fully-loaded	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5	References[1]
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	
Thereof:				
New holdings not subject to transitional arrangements	N/M	N/M	N/M	
Holdings existing before January 1, 2013 and subject to transitional arrangements	N/M	N/M	N/M	
Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)[8]	0	0	0	
Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	
Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(462)	N/M	
Thereof:				
Shortfall of provisions to expected losses	N/M	(294)	N/M	
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(168)	N/M	
Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	
Thereof:				
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	
Direct holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	
Amount to be deducted from or added to Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	0	(2,965)	
Total regulatory adjustments to Tier 2 (T2) capital	**(36)**	**(496)**	(3,040)	
Tier 2 (T2) capital	**12,376**	**4,395**	4,747	
Total Regulatory capital (TC = T1 + T2)	**63,072**	**68,293**	55,464	
Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in CRR (i.e., residual amounts)[15]	N/M	0	N/M	
Thereof:				
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	
Thereof:				
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	
Indirect and synthetic holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	
Total risk-weighted assets	**393,969**	**396,648**	300,369	
Thereof:				
Credit Risk (including Settlement Risk)	241,475	244,155	202,219	
Credit Valuation Adjustment (CVA)	21,203	21,203	N/M	
Market Risk	64,209	64,209	47,259	
Operational Risk	67,082	67,082	50,891	
Capital ratios and buffers				
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.7	15.2	12.8	
Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.9	16.1	16.9	
Total Regulatory capital ratio (as a percentage of risk-weighted assets)	16.0	17.2	18.5	
Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)[16]	9.0	4.0	N/M	
Thereof:				
Capital conservation buffer requirement	2.5	0.0	N/M	
Countercyclical buffer requirement[17]	N/M	N/M	N/M	
Systemic risk buffer requirement	0.0	0.0	N/M	
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[18]	2.0	0.0	N/M	
Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[19]	6.9	9.2	N/M	

in € m.	Dec 31, 2014 CRR/CRD 4 fully-loaded	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5	References[1]
Amounts below the thresholds for deduction (before risk weighting)				
Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[7]	3,148	3,148	N/M	
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[8]	2,877	2,956	N/M	
Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	4,035	4,146	N/M	
Applicable caps on the inclusion of provisions in Tier 2 capital				
Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	N/M	
Cap on inclusion of credit risk adjustments in T2 under standardized approach	454	454	N/M	
Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	
Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	991	991	894	
Capital instruments subject to phase-out arrangements				
Current cap on CET 1 instruments subject to phase-out arrangements	N/M	0	N/M	
Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	
Current cap on AT1 instruments subject to phase-out arrangements	N/M	10,021	N/M	
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	446	N/M	
Current cap on T2 instruments subject to phase-out arrangements	N/M	2,701	N/M	
Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	

N/M – Not meaningful
1 References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column "References" in "Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)". Where applicable, more detailed information are provided in the respective reference footnote section.
2 Based on EBA list as referred to in Article 26 (3) CRR.
3 Includes year-end profits after the deduction of a dividend payment of € 0.75 per share proposed by the Management Board to the Supervisory Board and the Annual General Meeting. For further details we refer to our paragraph "Treatment of year-end profits for the solvency report" in this section.
4 The Regulatory Technical Standard issued by the EBA has not yet been adopted and published by the European Commission. For further details we refer to our paragraph "Regulatory prudent valuation of assets carried at fair value" in the section "Risk Report – Trading Market Risk".
5 Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution according to Article 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution's own credit risk related to derivative liabilities according to Article 33 (1) (c) CRR.
6 Excludes holdings that are already considered in the accounting base of Common Equity. Basel 2.5: amounts in compliance with Basel 2.5 regulations (i.a. only direct holdings).
7 Based on our current interpretation no deduction amount expected. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
8 Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
9 Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. prudential filter based on Consolidated Financial Statements Reconciliation Regulation "Konzernabschlussüberleitungs-verordnung").
10 Prudential filter for fund for home loans and savings protection ("Fonds zur bauspartechnischen Absicherung") and for capital effects resulting from non financial at-equity investments.
11 Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
12 Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in "Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital".
13 Includes silent participation of € 16 million as of December 31, 2014 and € 20 million as of December 31, 2013.
14 Amortization is taken into account.
15 Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e. CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.
16 Article 465 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4 % for the period from January 1, 2014 to December 31, 2014. Article 92 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4.5 % excluding additional capital buffer for the years after aforementioned period.
17 Countercyclical buffer rates not yet available.
18 G-SII buffer as published in November 2014 by Financial Stability Board.
19 Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

a Common shares, additional paid-in capital and common shares in treasury reflect regulatory eligible CET 1 capital instruments.
b The position retained earnings in the regulatory balance sheet includes net income attributable to Deutsche Bank Shareholders, net of tax, of € 1,663 million (2013: € 666 million). This item is excluded from the position retained earnings in the transitional template for regulatory capital and shown separately along with foreseeable dividends of € 1,182 million (2013: € 765 million) in the position independently reviewed interim profits net of any foreseeable change or dividend.
c Difference to regulatory balance sheet position driven by prudential filters for unrealized gains and losses.
d Phase-out of noncontrolling interests at a rate of 80 % in 2014 (2013 Basel 2.5: N/M).
e Regulatory applicable amount is Goodwill and other intangible assets of € 13,134 million (2013: € 11,990 million) plus Goodwill from equity method investments of € 430 million (2013: € 25 million) as per regulatory balance sheet reduced by deferred tax liabilities on other intangibles of € 585 million (2013: € 548 million). Total CET1 deduction amount is phased-in at a rate of 20 %. Residual amount is deducted from AT1 capital.
f Differences to balance sheet position mainly driven by adjustments as set out in Article 38 (2) to (5) CRR (e.g. regulatory offsetting requirements).
g Phase-in at a rate of 20 % in 2014 (2013 Basel 2.5: N/M).
h Hua Xia Bank Company Limited as major part of the position equity method investments and the major part of significant holdings of the CET 1 instruments of financial sector entities, subject to threshold deductions. CET 1 deduction amount is phased-in at a rate of 20 %. Residual amount is deducted from AT1 capital.
i Additional equity components reflects regulatory eligible AT1 capital instruments.
j Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 51 to 61 CRR (e.g. current cap on AT1 instruments subject to phase-out arrangements).
k Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 62 to 71 CRR (e.g. maturity deduction, noncontrolling interests).

The following table details the main changes in our Common Equity Tier 1 capital, Additional Tier 1 and Tier 2 capital, based on the regulatory eligible amounts, from the beginning to the end of the years 2014 and 2013.

Development of regulatory capital

in € m.	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5
Common Equity Tier 1 (CET 1) capital - opening amount[1]	**38,534**	37,957
Common shares, net effect	921	230
thereof:		
New shares issued (+)	921	230
Shares retired (–)	0	0
Additional paid-in capital	7,429	2,428
Retained earnings	1,077	(57)
thereof:		
Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	5	(659)
Net income attributable to Deutsche Bank Shareholders	1,663	666
Common shares in treasury, net effect/(+) sales (–) purchase	6	47
Movements in accumulated other comprehensive income	2,947	(1,121)
thereof:		
Foreign currency translation, net of tax	2,865	(1,121)
Unrealized gains and losses	0	0
Other	82	0
Accrual for dividend and AT1 coupons	(1,182)	(765)
thereof:		
Gross dividends (deduction)	(1,034)	(765)
Shares issued in lieu of dividends (add back)	0	0
Gross AT1 coupons (deduction)	(148)	0
Additional valuation adjustments	0	0
Intangible assets (net of related tax liabilities)	8,870	113
therein: first day effect of application of CRR/CRD 4 rules	9,173	N/M
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(524)	0
therein: first day effect of application of CRR/CRD 4 rules	(441)	N/M
Excess of expected losses over risk provisions	283	9
therein: first day effect of application of CRR/CRD 4 rules	231	N/M
Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	(209)	1
therein: first day effect of application of CRR/CRD 4 rules	(103)	N/M
Defined benefit pension fund assets	(192)	N/M
therein: first day effect of application of CRR/CRD 4 rules	(133)	N/M
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	1,505	(96)
therein: first day effect of application of CRR/CRD 4 rules	1,469	N/M
Securitization positions not included in risk-weighted assets	945	7
therein: first day effect of application of CRR/CRD 4 rules	945	N/M
Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	(133)	0
therein: first day effect of application of CRR/CRD 4 rules	(474)	N/M
Other, including regulatory adjustments	(174)	(218)
therein: first day effect of application of CRR/CRD 4 rules	(226)	N/M
Common Equity Tier 1 (CET 1) capital – closing amount	**60,103**	38,534
Additional Tier 1 (AT1) capital – opening amount[1]	**12,182**	12,526
New Additional Tier 1 eligible capital issues	4,619	0
Matured and called instruments	(2,512)	0
Transitional arrangements	(11,292)	N/M
thereof:		
Amount excluded from Additional Tier 1 due to cap	(446)	N/M
Intangible assets (net of related tax liabilities)	(10,383)	N/M
Shortfall of provisions to expected losses	(294)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(168)	N/M
therein: first day effect of application of CRR/CRD 4 rules	(11,972)	N/M
Other, including regulatory adjustments	797	(344)

in € m.	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5
Additional Tier 1 (AT1) capital - closing amount	**3,794**	12,182
Tier 1 capital (T1 = CET 1 + AT1)	**63,898**	50,717
Tier 2 (T2) capital - opening amount[1]	**4,747**	6,532
New Tier 2 eligible capital issues	83	1,088
Matured and called instruments	(1,615)	(965)
Amortization adjustments	(1,502)	(1,871)
Transitional arrangements	2,949	N/M
thereof:		
Inclusion of amount excluded from Additional Tier 1 due to cap	446	N/M
Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre-CRR	2,965	N/M
Shortfall of provisions to expected losses	(294)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(168)	N/M
Other, including regulatory adjustments	(268)	(37)
Tier 2 (T2) capital - closing amount	**4,395**	4,747
Total Regulatory capital (TC = T1 + T2)	**68,293**	55,464

N/M – Not meaningful
[1] The opening amount for both periods reflects Basel 2.5 values.

Reconciliation of shareholders' equity to regulatory capital

in € m.	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5
Total shareholders' equity per accounting balance sheet	68,351	54,719
Deconsolidation/Consolidation of entities	(1,419)	(110)
thereof:		
Additional paid-in capital	(5)	(12)
Retained Earnings	(1,107)	(516)
Accumulated other comprehensive income, net of tax	(306)	418
Total shareholders' equity per regulatory balance sheet	66,932	54,609
Noncontrolling interests based on transitional rules	118	130
Accrual for dividend and AT1 coupons	(1,182)	(765)
Reversal of deconsolidation/consolidation of accumulated other comprehensive income, net of tax, during transitional period	306	(418)
Common Equity Tier 1 capital before regulatory adjustments	66,175	53,556
Prudential filters	(2,039)	(216)
thereof:		
Additional value adjustments	0	0
Any increase in equity that results from securitized assets	0	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(391)	(1)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(1,648)	(215)
Regulatory adjustments	(4,032)	(14,807)
thereof:		
Intangible assets (net of related tax liabilities)	(2,596)	(11,466)
Deferred tax assets that rely on future profitability	(657)	N/M
Shortfall of provisions to expected loss	(147)	(430)
Defined benefit pension fund assets	(192)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(84)	(1,589)
Securitization positions not included in risk-weighted assets	0	(945)
Other[1]	(356)	(377)
Common Equity Tier 1 capital	60,103	38,534
Additional Tier 1 capital	3,794	12,182
Additional Tier 1 Notes (AT1 Notes)	4,619	0
Per balance sheet	4,619	0
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	0	0
Hybrid capital securities	10,002	12,163
Per balance sheet	10,573	11,926
Deconsolidation/Consolidation of entities	516	455
Regulatory adjustments to balance sheet position	(1,087)	(218)
thereof:		
Amount excluded from Additional Tier 1 due to cap	(446)	N/M
Other	(640)	(218)
Other regulatory adjustments	19	20
Deductions from Additional Tier 1 capital	(10,845)	0
Tier 1 capital	63,898	50,717
Tier 2 capital	4,395	4,747
Subordinated debt	4,120	7,293
Per balance sheet	6,392	9,117
Deconsolidation/Consolidation of entities	0	13
Regulatory adjustments to balance sheet position	(2,272)	(1,837)
thereof:		
Amortization according to Art. 64 CRR	(2,101)	(2,109)
Other	(171)	272
Other regulatory adjustments	737	419
thereof:		
Inclusion of amount excluded from Additional Tier 1 due to cap	446	N/M
Other	291	419
Deductions from Tier 2 capital	(462)	(2,965)
Total Regulatory capital	68,293	55,464

N/M – Not meaningful
[1] Mainly relates to prudential filter for fund for home loans and savings protection ("Fonds zur bauspartechnischen Absicherung") and for capital effects results from non financial at-equity investments.

Regulatory Capital Requirements

Under CRR/CRD 4, overall capital requirements have to be calculated and compared with the regulatory capital described above. The overall capital requirements are frequently expressed in risk-weighted asset terms whereby total capital requirements are 8 % of risk-weighted assets. The information presented below is based on the regulatory principles of consolidation.

Starting January 1, 2014, the calculation of our regulatory capital, our risk-weighted assets and capital ratios are based on the CRR/CRD 4 framework published on June 27, 2013.

This framework predominantly introduced the following additional requirements in relation to RWA:

- Credit Valuation Adjustment (CVA): a new regulatory capital charge which captures the volatility of expected losses from counterparty credit risk exposure in connection with OTC derivatives in a value-at-risk model. Deutsche Bank calculates the majority of CVA RWA based on the advanced approach using an internal model as approved by BaFin.
- Changes to Counterparty Credit Risk (CCR): various changes have been introduced for the use of the internal model method (IMM) for the determination of counterparty credit risk exposures, among others the usage of a current and a stressed calibration and the increase of the margin period of risk used in the IMM calculation.
- Central Clearing Counterparty (CCP): zero-weighted exposures against CCPs under Basel 2.5 now become subject to capital charges for both trade exposures and default fund exposures. Trade exposures arise from derivatives and security financing transactions. The regulatory EAD is calculated using the internal model method and for transactions, for which a simulation cannot be computed, is derived from the mark-to-market method. A risk weight of 2 % is applied for the trade exposures to a qualifying CCP. Default fund exposures arise from the clearing member's contribution to the loss mutualisation scheme of the CCP and are used to cover losses arising from defaults of one or more of its clearing members if the margins and the CCP's own funds are not sufficient to cover the resulting losses. The risk weight for default fund exposures varies between 2 % and 1,500 % depending on the hypothetical capital requirement of the CCP compared with the financial resources being the pre-funded default fund contributions and the own funds of the CCP.
- Financial Sector Exposure: for exposures under the advanced IRBA and to financial sector entities as defined in Article 142 (1) CRR, the asset correlation parameter increases by 25 %.
- Securitization Positions: exposures in the regulatory banking and trading book that were deducted half from each of Tier 1 and Tier 2 capital under Basel 2.5 are subject to a risk weight of 1,250 %.
- Significant Investments and Deferred Tax Assets (DTA): significant investments in CET 1 instruments of financial sector entities and DTA that rely on future profitability and arise from temporary differences which are subject to the threshold exemptions as outlined in Article 48 CRR receive a risk weight of 250 %.

Against this background, we calculate our RWA based on the following approaches:

In December 2007 the BaFin approved the use of the advanced IRBA for the majority of our counterparty credit risk positions, which excludes the exposures consolidated from Postbank. Additional advanced IRBA-related BaFin approvals have been obtained during the period 2008 to 2014. The advanced IRBA constitutes the most sophisticated approach available under the Basel regime. Postbank has BaFin approval for the advanced IRBA to be applied to the retail business and certain exposures in the exposure classes "institutions" and "corporate", and the foundation IRBA for a portion of the other counterparty credit risk exposures.

The remaining IRBA eligible exposures are covered within the standardized approach either temporarily (where we are seeking regulatory approval for some remaining small portfolios) or permanently (where exposures are treated under the standardized approach in accordance with Article 150 CRR). More details on this topic are provided in the Section "Counterparty Credit Risk: Regulatory Assessment".

The capital requirement for securitization positions is calculated substantially using the IRBA approach; only minor exposures are captured under the standardized approach. More details on the treatment of securitization positions can be found in the Section "Securitization".

For equity investments entered into before January 1, 2008, we use the transitional arrangement to exempt these positions from an IRBA treatment and apply the grandfathering rule, using a 100 % risk weighting. For investments in equity positions entered into since January 1, 2008, we apply the simple risk weight approach within the IRBA for our exposures. For more details regarding equity investments please refer to the Sections "Nontrading Market Risk – Investment Risk" and "Nontrading Market Risk – Equity Investments Held".

The new CVA (credit valuation adjustment) capital charge was introduced in the Basel 3 framework and implemented in the EU via the Capital Requirement Directive (EU 575/2013). The charge aims to capture volatility in the expected losses from derivative exposures. This is done by calculating the derivative exposures for each counterparty, deriving a credit spread sensitivity based on the exposure and the credit spread of the counterparty, and applying a value-at-risk model on those sensitivity including any eligible hedges.

Deutsche Bank has received approval from the BaFin to use the advanced method to calculate the CVA capital charge. This means that derivative exposures are calculated using approved internal model methods, the same models that are also used for counterparty credit risk RWA. Netting and collateral are applied to the exposures where applicable.

The CVA sensitivities that feed into the existing approved market risk value-at-risk model are calculated using the prescribed sensitivity formula as defined in the regulation. Where credit spreads for a counterparty are not available in the market, an appropriate proxy credit spread is used instead that is identified using a water-fall methodology. The value-at-risk model used for CVA is the same as used for the market risk value-at-risk calculation for the trading book. Each counterparty's CVA sensitivity and any eligible CDS hedges are assigned to a risk factor based on the characteristics of the counterparty or hedge, in the same way that a corporate bond or CDS on the trading book would be assigned to a risk factor for market risk value-at-risk.

The scope for the CVA capital charge is over-the-counter derivatives excluding those traded with counterparties that are exempt from CVA as defined in the regulation. During 2014, the new proxy methodology for value-at-risk as defined by the EBA was implemented by Deutsche Bank and is now used to calculate value-at risk for both the regular trading books and CVA.

The calculation of regulatory market risk capital requirements is generally based on an internal value-at-risk model, which was approved by the BaFin in October 1998 for our market risk exposures. In December 2011, we received model approvals from BaFin for the stressed value-at-risk, incremental risk charge and comprehensive risk measure. Our regulatory capital calculation for the specific interest rate risk of trading book securitizations and nth-to-default credit derivatives is based on the market risk standardized approach. Further market risk positions covered under the standardized approach include for example exposures in relation to Postbank, longevity risk and certain types of investment funds. More details on the aforementioned internal models are provided in the Section "Trading Market Risk".

In December 2007, we obtained approval to apply the advanced measurement approach (AMA) to determine our regulatory operational risk capital requirements. On May 15, 2013 BaFin approved the integration of Postbank into our regulatory capital calculation, which has been reflected since second quarter of 2013.

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions if applicable as well as reallocations between the segments.

For the current reporting date the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules. The amounts for the comparative period are presented on the then applicable Basel 2.5 framework.

In line with our decision to scale down and discontinue parts of our commodities business, certain portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. The amounts for credit, market and operational risk RWA for the comparative period have been restated including related effects from reallocations between the segments, accordingly.

Within credit risk, the line item "Other" in Advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the majority of the line item "Other" includes RWAs from our pension fund assets with the remainder being RWAs from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

Risk-weighted Assets by Model Approach and Business Division

							Dec 31, 2014
							CRR/CRD 4
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	83,548	69,584	41,740	7,310	19,280	22,666	244,128
Segment reallocation	(2,200)	520	3,327	330	94	(2,071)	0
Advanced IRBA	77,263	58,786	31,763	3,910	13,062	14,638	199,422
Central Governments and Central Banks	3,948	124	1,020	0	74	218	5,385
Institutions	8,359	1,538	3,103	73	623	171	13,869
Corporates	55,678	9,938	26,916	2,740	5,062	1,199	101,533
Retail	121	37,852	30	91	773	0	38,867
Other	9,157	9,334	694	1,006	6,529	13,049	39,769
Foundation IRBA	2,079	3,303	107	0	1	0	5,491
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,079	3,303	107	0	1	0	5,490
Standardized Approach	4,804	6,884	6,542	3,070	6,122	10,099	37,522
Central Governments or Central Banks	21	63	27	3	0	0	114
Institutions	593	124	51	4	3	35	810
Corporates	2,841	1,401	4,747	1,111	1,075	584	11,759
Retail	7	4,064	422	45	1,141	18	5,697
Other	1,341	1,232	1,296	1,908	3,903	9,462	19,142
Risk exposure amount for default funds contributions	1,601	90	1	0	1	0	1,693
Settlement Risk	25	0	0	0	0	1	27
Credit Valuation Adjustment (CVA)	16,024	445	7	445	4,019	262	21,203
Internal Model Approach	15,953	417	7	443	3,953	1	20,774
Standardized Approach	71	28	0	2	66	261	428
Market Risk	44,469	92	199	2,483	16,967	0	64,209
Internal Model Approach	31,439	0	199	1,339	8,625	0	41,602
Standardized Approach	13,029	92	0	1,144	8,342	0	22,607
Operational Risk	31,512	9,605	1,321	6,368	18,275	0	67,082
Advanced measurement approach	31,512	9,605	1,321	6,368	18,275	0	67,082
Total	175,578	79,725	43,268	16,607	58,541	22,929	396,648

							Dec 31, 2013
							Basel 2.5
in € m.	Corporate Banking & Securities[1]	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit[1]	Consolidation & Adjustments and Other	Total
Credit Risk	61,599	65,909	35,417	5,809	22,632	10,818	202,184
Segment reallocation	(658)	553	1,912	259	86	(2,152)	0
Advanced IRBA	56,974	46,066	26,159	3,029	14,852	3,237	150,317
Central Governments and Central Banks	2,927	90	896	5	253	181	4,353
Institutions	5,438	803	1,921	80	909	12	9,163
Corporates	43,075	5,638	22,378	2,398	7,301	620	81,409
Retail	124	35,844	33	106	1,027	0	37,134
Other	5,410	3,692	931	440	5,362	2,424	18,258
Foundation IRBA	1,367	10,568	67	0	266	0	12,268
Central Governments and Central Banks	0	0	0	0	2	0	2
Institutions	0	1,059	0	0	261	0	1,320
Corporates	1,367	9,509	67	0	3	0	10,946
Standardized Approach	3,916	8,722	7,279	2,521	7,428	9,733	39,599
Central Governments or Central Banks	61	0	39	0	40	0	141
Institutions	28	116	12	8	32	1	198
Corporates	2,929	2,004	6,107	942	2,905	470	15,357
Retail	10	4,423	915	44	1,164	0	6,557
Other	887	2,179	206	1,526	3,287	9,261	17,346
Risk exposure amount for default funds contributions	0	0	0	0	0	0	0
Settlement Risk	19	0	0	0	0	15	34
Credit Valuation Adjustment (CVA)	0	0	0	0	0	0	0
Internal Model Approach	0	0	0	0	0	0	0
Standardized Approach	0	0	0	0	0	0	0
Market Risk	34,473	128	562	2,085	10,011	0	47,259
Internal Model Approach	29,156	0	562	1,102	8,892	0	39,712
Standardized Approach	5,317	128	0	983	1,120	0	7,547
Operational Risk	22,598	6,964	832	4,659	15,839	0	50,891
Advanced measurement approach	22,598	6,964	832	4,659	15,839	0	50,891
Total	118,689	73,001	36,811	12,553	48,483	10,832	300,369

[1] For the above shown numbers in December 2013 the restatement of the Special Commodities Group (SCG) had not been performed.

The overall movements of risk-weighted asset for the specific risk types are discussed in detail in the following sections starting with “Development of Risk-weighted Assets for Credit Risk”.

Regulatory Capital Requirements and Risk-weighted Assets

	Dec 31, 2014		Dec 31, 2013	
in € m.	Capital requirements CRR/CRD 4	RWA CRR/CRD 4	Capital requirements Basel 2.5	RWA Basel 2.5
Counterparty credit risk				
Advanced IRBA				
Central governments and central banks	431	5,385	348	4,353
Institutions	1,109	13,869	734	9,175
Corporates	8,123	101,533	6,512	81,397
Retail	3,109	38,867	2,970	37,134
Equity	977	12,216	375	4,685
Securitization positions	1,064	13,296	627	7,834
Other non-credit obligation assets	1,141	14,258	459	5,739
Total advanced IRBA	**15,954**	**199,422**	12,025	150,317
Foundation approach				
Central governments and central banks	0	0	0	2
Institutions	0	0	106	1,320
Corporates	439	5,490	876	10,946
Total foundation approach	**439**	**5,491**	981	12,268
Standardized approach				
Central governments or central banks	0	0	2	28
Regional governments and local authorities	1	7	5	68
Public sector entities	9	107	9	118
Multilateral development banks	0	0	0	0
International organizations	0	0	0	0
Institutions	65	810	16	198
Corporates	941	11,759	1,219	15,235
Retail	456	5,697	479	5,982
Secured by mortgages on immovable property	108	1,345	182	2,275
Exposures in default	342	4,275	124	1,553
Items associated with particular high risk	18	229	0	0
Covered bonds	0	2	0	3
Claims on institutions and corporates with a short-term credit assessment	0	0	0	0
Collective investments undertakings (CIU)	724	9,046	54	670
Equity	217	2,707	242	3,023
Other items	28	350	738	9,223
Securitization positions	95	1,188	98	1,222
Total standardized approach	**3,002**	**37,522**	3,168	39,598
Risk exposure amount for default funds contributions	**135**	**1,693**	0	0
Total counterparty credit risk	**19,530**	**244,128**	16,175	202,185
Settlement risk	**2**	**27**	3	34
Credit Valuation Adjustment (CVA)				
Internal model approach	1,662	20,774	0	0
Standardized approach	34	428	0	0
Total Credit Valuation Adjustment	**1,696**	**21,203**	0	0
Market risk in the trading book				
Internal model approach	3,328	41,602	3,179	39,738
Value-at-Risk	613	7,662	674	8,427
Stressed Value-at-Risk	1,454	18,181	1,254	15,673
Incremental Risk Charge	1,038	12,972	996	12,446
Comprehensive Risk Measurement (Correlation Trading)	223	2,788	255	3,193
Standardized approach	1,809	22,607	602	7,521
Traded debt instruments	1,684	21,049	479	5,984
Equity risk	84	1,051	0	0
Foreign exchange risk	14	181	16	200
Commodity risk	0	0	0	0
Other market risk	26	326	107	1,338
Total market risk in the trading book	**5,137**	**64,209**	3,781	47,259
Operational risk				
Advanced measurement approach	5,367	67,082	4,071	50,891
Total regulatory capital requirements and RWA	**31,732**	**396,648**	24,030	300,369

The tables below provide an analysis of key drivers for RWA movements on a CRR/CRD 4 basis observed for credit, market and operational risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk

	Dec 31, 2014		Dec 31, 2013	
	CRR/CRD 4		Basel 2.5	
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions	Counterparty credit risk	thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	202,186[1]	29,454[1]	228,952	35,274
Book size	(5,024)	(5,327)	4,272	621
Book quality	(2,348)	1,841	(18,522)	(5,036)
Model updates	11,676	11,676	(2,061)	0
Methodology and Policy	24,110	297	0	0
Acquisition and Disposals	(3,198)	(62)	(5,467)	(3)
Foreign exchange movements	11,752	3,237	(4,988)	(1,403)
Other	4,974	0	0	0
Credit risk RWA balance, end of year	**244,128**	**41,117**	202,186	29,454

[1] RWA balances beginning of the year 2014 are based on Basel 2.5.

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). The category "Book quality" mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Organic changes in our portfolio size and composition are considered in the category "Book size". "Model updates" include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the "methodology and policy" section. "Acquisition and disposals" is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities.

The increase in RWA for counterparty credit risk by 20.7 % or € 41.9 billion since December 31, 2013 is primarily driven by the impact from foreign exchange movements mainly resulting from a strengthening US Dollar and by the introduction of the new CRR/CRD 4 regulatory framework, which is shown under "Methodology and Policy". The increase in the category "model updates" represents the impact of a more restrictive application of the maturity capping which allows the bank to use a maturity of one year when calculating the credit risk RWA for derivatives depending on the market risk model applied for the Credit Valuation Adjustment (CVA) RWA, a model change for our Internal Model Method impacting derivatives RWA as well as a more restrictive application of a Security Financing Collateral haircut. The overall decrease in the category "Book size" is predominantly driven by derivatives and security financing transaction positions mainly in our Core Bank reflecting our de-risking activities. The decrease in the category "Acquisition and Disposals" shows the impact of the sale of BHF-BANK as well as the sale of The Cosmopolitan of Las Vegas. The increase in the category "Other" reflects the effects on RWA subsequent to our share capital increase in the second quarter 2014 (€ 4 billion) with the remaining resulting from movements applying the 10/15 % threshold rule.

Development of Risk-weighted Assets for Credit Valuation Adjustment

	Dec 31, 2014
in € m.	CRR/CRD 4
CVA RWA balance, beginning of year	**0**
Movement in risk levels	2,017
Market data changes and recalibrations	(1,914)
Model updates	7,400
Methodology and policy	12,330
Acquisitions and disposals	0
Foreign exchange movements	1,370
CVA RWA balance, end of year	**21,203**

Based on the new CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by BaFin.

The development of CVA RWA is broken down into a number of categories: movement in risk levels, which includes changes to the portfolio size and composition; market data changes and calibrations, which includes changes in market data levels and volatilities as well as recalibrations; model updates refers to changes to either the IMM credit exposure models or the value-at-risk models that are used for CVA RWA; methodology and policy relates to changes to the regulation, for 2014 the first introduction of CVA RWA. Any significant business acquisitions or disposals would be highlighted on their own.

As of December 31, 2014, the RWA for CVA amounted to € 21.2 billion, representing an increase of € 8.9 billion (72 %) compared with our pro forma calculation of € 12.3 billion for December 31, 2013. The increase was driven by changes to the portfolio as part of regular business activities throughout the year, but also due to re-optimization of the CVA RWA hedging program and market volatility. During the fourth quarter we implemented a change to the value-at-risk model as per the EBA guidelines for CVA which increased the CVA RWA. This was partly offset by further de-risking efforts which reduced capital requirements in both core and non-core business units.

Development of Risk-weighted Assets for Market Risk

in € m.	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5
Market risk RWA balance, beginning of year	**47,259**[1]	53,058
Movement in risk levels	(10,161)	(8,598)
Market data changes and recalibrations	(730)	1,136
Model updates	5,101	542
Methodology and policy	20,089	1,200
Acquisitions and disposals	(81)	0
Foreign exchange movements	2,732	(79)
Market risk RWA balance, end of year	**64,209**	47,259

[1] RWA balance beginning of the year 2014 is based on Basel 2.5.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 17.0 billion (36 %) RWA increase for market risk since December 31, 2013 was primarily driven by increases in the category methodology and policy as well as movement in risk levels. There is an € 20.1 billion RWA increase for methodology and policy primarily from the Market Risk Standardized Approach for securitizations due to the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014. In the new framework we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 % to the exposure and these are now included in RWA whereas these exposures were previously considered capital deduction items. Also, under the new framework there is some increase in the floor applied to the comprehensive risk measure for the correlation trading portfolio although this has now been offset by de risking. The increase from model changes is driven by the Incremental Risk Charge with changes for the treatment of unrated and defaulted exposures as well as an increase of the liquidity horizons. There has been a reduction from movements in risk levels since December 31, 2013 particularly coming from the Incremental Risk Charge, Comprehensive Risk Measure and the Market Risk Standardized Approach for securitizations. There has also been an increase from Foreign exchange movements mainly during the second half of the year.

Development of Risk-weighted Assets for Operational Risk

in € m.	Dec 31, 2014 CRR/CRD 4	Dec 31, 2013 Basel 2.5
Operational risk RWA balance, beginning of year	**50,891**[1]	51,595
Loss profile changes (internal and external)	9,345	2,623
Expected loss development	37	(959)
Forward looking risk component	(734)	(515)
Model updates	7,652	1,885
Methodology and policy	0	0
Acquisitions and disposals	(109)	(3,738)
Operational risk RWA balance, end of year	**67,082**	50,891

[1] RWA balance beginning of the year 2014 is based on Basel 2.5.

The overall RWA increase of € 16.2 billion was mainly driven by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter of this year, which led to additional RWA of € 7.7 billion. From the third quarter, further effects from the model change related to reasonably possible litigation losses are shown under the category "loss profile changes".

The increase in "loss profile changes" resulted from large external market operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions.

Further embedded impacts from the AMA model enhancements on the other operational risk RWA components, specifically on the expected loss, are expected to materialize after the awaited model approval by the joint supervisory team, when the model changes have been implemented.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded) (unaudited)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based "backstop" measure.

On October 10, 2014, the European Commission adopted a delegated act published in the Official Journal of the European Union on January 17, 2015. The delegated act leads to substantial changes in the calculation of the leverage exposure measure for the leverage ratio under a revised CRR/CRD 4 framework:

- Written Credit Derivatives: The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is now included in the leverage ratio exposure measure. The resulting exposure measure may be further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.
- Variation Margin Netting: Variation margin received in cash from counterparties may now be deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin

paid to counterparties will be deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met.

- Securities financing transactions (SFT): Gross receivables for securities financing transactions (SFT) are permitted to be netted with SFT payables if specific conditions are met. In addition to the gross exposure an add-on for the net counterparty exposure is required to be included in the SFT exposure measure. In the transition from the Supervisory Volatility Adjustments Approach (SVAA) to the Net Exposure the haircuts are removed from the exposure measure.
- Off-balance sheet exposure: Off-balance sheet exposure follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0 %, 20 %, 50 %, or 100 %), which depend on the risk category subject to a floor of 10 %.
- Regulatory Adjustments: Modification of regulatory adjustments with respect to investments into financial sector entities not deducted from regulatory capital.

To harmonize the disclosure of the leverage ratio and its components, Article 451(2) of the CRR contains a mandate for the European Banking Authority (EBA) to develop draft implementing technical standards (ITS) based on the Basel Committee publication of the framework and disclosure requirements for the Basel 3 leverage ratio. Against this background, the draft ITS on disclosure of the leverage ratio published on June 5, 2014 contains uniform templates for the disclosure of the leverage ratio and its components. As described above a delegated act was finally adopted by the European Commission and we expect that the draft ITS on disclosure of the leverage ratio will be modified accordingly. Pending final ITS templates, we have adjusted the draft templates to reflect the changes under the delegated act in the meantime.

The following tables show leverage ratio exposures based on revised CRR/CRD 4 rules:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn. (unless stated otherwise)	Dec 31, 2014
Total assets as per published financial statements	**1,709**
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(28)
Adjustments for derivative financial instruments	(276)
Adjustments for securities financing transactions	16
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	127
Other adjustments	(103)
Leverage ratio exposure	**1,445**

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2014
Derivative exposures:	
Replacement cost associated with derivatives transactions after netting of cash variation margin received	72
Add-on amounts for PFE associated with derivatives transactions	221
Credit default swaps notional	65
Total derivative exposures	**358**
Securities financing transaction exposures:	
SFT Gross	138
SFT Add-on for counterparty credit risk	14
Total securities financing transaction exposures	**152**
Off-balance sheet exposures:	
Off-balance sheet items with a 10 % CCF	4
Off-balance sheet items with a 20 % CCF	10
Off-balance sheet items with a 50 % CCF	69
Off-balance sheet items with a 100 % CCF	44
Total off-balance sheet exposures	**127**
Other Assets	**827**
Asset amounts deducted in determining Tier 1 capital fully loaded	**(19)**
Capital and Total Exposures:	
Tier 1 capital fully loaded	**50.7**
Total Exposures	**1,445**
Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.5

Breakdown of on-balance sheet exposures (excluding derivatives and SFTs)

in € bn. (unless stated otherwise)	Dec 31, 2014
Total on-balance sheet exposures (excluding derivatives and SFTs)	**827**
thereof:	
Trading book exposures	245
Banking book exposures	582
thereof:	
Covered bonds	5
Exposures treated as sovereigns	147
Exposures to regional governments, MDB, international organisations and PSE not treated as sovereigns	2
Institutions	19
Secured by mortgages of immovable properties	159
Retail exposures	35
Corporate exposures	170
Exposures in default	11
Other exposures (e.g. equity, securitisations, and other non-credit obligation assets) after netting of cash variation margin paid	33

Description of the process used to manage the risk of excessive leverage (unaudited)

As described in the section “Risk Management Principles” of this report, the Capital and Risk Committee (CaR) is mandated to oversee and control integrated planning and to monitor our risk profile and capital capacity. We actively manage our limits

- to allocate the leverage exposure capacity,
- to support business achievement of strategic performance plans,
- to provide a firm basis for achieving the target leverage ratio,
- to incentivize businesses to make appropriate choices at the margin based on a group-wide benchmark, and
- to maintain risk discipline.

In the case of limit excess the respective division is charged. The limit excess charges are calculated in accordance with the Group-wide limit-setting framework for leverage.

Description of the factors that had an impact on the leverage ratio in 2014 (unaudited)

As of December 31, 2014, our fully loaded CRR/CRD 4 leverage ratio under revised rules, which is a non-GAAP financial measure, was 3.5 % compared to our pro forma CRR/CRD 4 leverage ratio (not taking into account recent revisions to the leverage ratio rules) of 2.4 % as of December 31, 2013, taking into account as of December 31, 2014 a fully loaded Tier 1 capital of € 50.7 billion over an applicable exposure measure of € 1,445 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

Over the year 2014 the active management of our leverage exposure resulted in a decrease of the leverage ratio exposure amounting to € 177 billion, though this decrease was offset by currency impacts and the effect of rule changes introduced by the revised CRR/CRD 4 which we applied in the second half of 2014.

In the first six months of the year we reduced our leverage ratio exposure under previous rules by € 7 billion offset by currency effects of € 10 billion. The decrease mainly reflects exposure reductions in derivatives and securities financing transaction of € 31 billion and de-leveraging of € 24 billion in our NCOU which were partly offset by increases of € 44 billion in remaining assets, cash and deposits with banks and loans.

With the introduction of the revised CRR/CRD 4 rules in the second half of 2014, the leverage ratio exposure increased by € 85 billion due to the aforementioned substantial changes in the calculation rules as well as foreign exchange impacts of € 83 billion mainly caused by a weakening of the euro against the US dollar. These effects were offset by a decrease of our leverage ratio exposure of € 170 billion, mainly driven by reductions in our derivatives portfolio and securities financing activities of € 98 billion, non-derivative trading assets of € 27 billion, off-balance sheet and other items of € 25 billion – and € 20 billion de-risking within NCOU, which demonstrates our strong commitment to reduce our risk appetite.

For main drivers of the Tier 1 capital development please refer to section Liquidity and Capital Resources in this report.

Overall Risk Position

Economic Capital

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage

in € m. (unless stated otherwise)	Dec 31, 2014	Dec 31, 2013	2014 increase (decrease) from 2013 in € m.	 in %
Credit risk	12,885	12,013	872	7
Market Risk	14,852	12,738	2,114	17
Trading market risk	4,955	4,197	757	18
Nontrading market risk	9,898	8,541	1,357	16
Operational risk	7,598	5,253	2,345	45
Business risk	3,084	1,682	1,403	83
Diversification benefit[1]	(6,554)	(4,515)[2]	(2,039)	45
Total economic capital usage	**31,866**	27,171	4,695	17

[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
[2] Excluding strategic risk (not included in the diversification calculation for 2013)

As of December 31, 2014, our economic capital usage amounted to € 31.9 billion, which was € 4.7 billion, or 17 %, above the € 27.2 billion economic capital usage as of December 31, 2013. The higher overall risk position is driven by an increase in risk taking across all risk types and risk methodology enhancements.

The economic capital usage for credit risk increased to € 12.9 billion as of December 31, 2014, € 872 million or 7 % higher compared to year-end 2013. This increase is driven by higher exposures in CB&S and GTB, partly offset by lower exposures in NCOU.

The economic capital usage for trading market risk increased to € 5.0 billion as of December 31, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book. The nontrading market risk economic capital usage increased by € 1.4 billion or 16 %, mainly driven by higher structural foreign exchange risk exposure, methodology enhancements for pension risk and increased guaranteed funds risk, partly offset by de-risking activities in NCOU.

The economic capital usage for operational risk increased to € 7.6 billion as of December 31, 2014, compared with € 5.3 billion at year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model that were implemented in the second quarter 2014, which led to additional economic capital of € 1.1 billion. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as of the industry as a whole. The related operational risk losses that have materialized and given rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non standard risks including refinancing and reputational risk, and a tax risk component. The business risk economic capital usage totaled € 3.1 billion as of December 31, 2014, which is € 1.4 billion or 83 % higher than the € 1.7 billion economic capital usage as of December 31, 2013. The increase mainly reflected a higher economic capital usage for the strategic risk component driven by adjustments to the strategic plan for 2015 compared to the business plan for 2014.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 2.0 billion, or 45 %, as of December 31, 2014, mainly reflecting the increase in economic capital usage before diversification and a methodology update in the first quarter 2014, which relates, among other things, to the incorporation of strategic risk into the diversification calculation.

Internal Capital Adequacy Assessment Process

The Internal Capital Adequacy Assessment Process ("ICAAP") requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to maintain adequate capitalization on an ongoing and forward looking basis, i.e., internal capital supply to exceed internal capital demand (figures are described in more detail in the section "Internal Capital Adequacy").

We, at a Group level, maintain compliance with the ICAAP as required under Pillar 2 of Basel 2 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a Group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to help us maintain our adequate capitalization on an ongoing and forward looking basis are:

- A strategic planning process which aligns risk strategy and appetite with commercial objectives;
- A continuous monitoring process against approved risk and capital targets set;
- Frequent risk and capital reporting to management; and
- An economic capital and stress testing framework which also includes specific stress tests to underpin our recovery monitoring processes.

More information on risk management organized by major risk category can be found in section "Risk Management Principles – Risk Governance".

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our "gone concern approach" as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In 2014 we included defined benefit pension fund assets in our capital supply definition to reflect the CRR/CRD 4 capital framework. The prior year information has been revised accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Dec 31, 2014	Dec 31, 2013
Capital supply		
Shareholders' equity	68,351	54,719
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(544)	(537)
Defined benefit pension fund assets[2]	(961)	(639)
Deferred tax assets	(6,865)	(7,071)
Fair Value adjustments for financial assets reclassified to loans[3]	0	(363)
Noncontrolling Interests[4]	0	0
Hybrid Tier 1 capital instruments	16,158	12,182
Tier 2 capital instruments	6,620	9,689
Capital supply	**82,759**	67,980
Capital demand		
Economic capital requirement	31,866	27,171
Intangible assets	14,951	13,932
Capital demand	**46,817**	41,103
Internal capital adequacy ratio	**177 %**	165 %

[1] Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2] Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3] Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[4] Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 177 % as of December 31, 2014, compared with 165 % as of December 31, 2013. The change of the ratio was driven by an increase in capital supply. Shareholders' equity increased by € 13.6 billion mainly driven by the capital increase on June 25, 2014. Hybrid Tier 1 capital instruments increased by € 4.0 billion mainly driven by the completed issuances of Additional Tier 1 Notes on May 20, 2014 and November 19, 2014. Tier 2 capital instruments decreased by € 3.1 billion mainly due to called capital instruments. Further details are explained in the section "Capital Management". The increase in capital demand was driven by higher economic capital requirement as explained in the section "Overall Risk Position" and an increase in intangible assets by € 1.0 billion.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework, further described in the respective sections of this report (please refer in particular to sections "Credit Risk Tools – Economic Capital for Credit Risk", "Economic Capital for Market Risk", "Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area", "Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios", "Measuring Our Operational Risks" and "Economic Capital usage for Operational Risk").

Compensation Report

Introduction

The 2014 Compensation Report provides detailed qualitative and quantitative compensation information with regards to the overall Deutsche Bank Group (except for Postbank, who provides disclosures separately). Furthermore, it contains disclosures specific to the Management Board members and employees identified pursuant to the German regulation on the supervisory requirements for compensation systems of banks (Institutsvergütungsverordnung, "InstitutsVergV").

The report comprises the following sections:

— Group compensation overview and disclosure
— Material Risk Takers
— Management Board report and disclosure
— Supervisory Board report and disclosure

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (Handelsgesetzbuch, "HGB"), the German Accounting Standard No. 17 "Reporting on Executive Body Remuneration", the InstitutsVergV and the recommendations of the German Corporate Governance Code.

Group Compensation Overview and Disclosure

Executive Summary

2014 was a defining year for the Bank. 2013 saw the introduction of significant external regulations and the launch of internal cultural projects to effect change within the organization. This year, the focus has been to build on the foundations laid in 2013 and to execute and implement change. Most significantly, new regulatory requirements have necessitated amendments to compensation structures. These changes offer an opportunity to embed the renewed values and beliefs in the organization.

Our Group variable compensation ("VC") pool in respect of financial year 2014 was € 2.7 billion. In keeping with our historic approach, 45 % of the pool was deferred over three to five years and made subject to a combination of behavioral and performance based forfeiture provisions. The scope of the forfeiture provisions was significantly extended in 2013, and the Bank has maintained these provisions for performance year 2014.

Cultural Developments and Compensation Strategy

Deutsche Bank recognizes the need for cultural change in the banking sector and aspires to be at the forefront of change. The Bank firmly believes that corporate culture is one of the key factors to its long-term success. That is why developing a culture that sustainably rewards performance in line with societal values is a core component of Strategy 2015+.

In 2013, we laid the foundations for cultural change and launched the renewed values and beliefs. The six core values of Integrity, Sustainable Performance, Client Centricity, Innovation, Discipline and Partnership, are supported by 18 beliefs. In 2014, the focus has been on engaging employees and embedding the values and beliefs within each division, function and region. The Bank has approached this challenge with three distinct strategies:

— Tone from the top and active engagement of employees, through communication measures, transparency and running involvement workshops throughout the Bank, with a focus on the implications and the need for change in the respective businesses
— Implementing culture-embedding mechanisms, adjusting HR processes and systems, and overhauling compensation practices
— Reflecting cultural change through changes in business practices

The values and beliefs will continue to be embedded throughout 2015.

Aligned to the Bank's values, our compensation strategy is predicated on supporting a diversified universal banking model with safe compensation practices. The compensation strategy is vital to delivering all five levers of the Bank's Strategy 2015+:

— Clients: Placing a strategic emphasis on the Bank's client franchises by ensuring franchise competitiveness and client centricity
— Competencies: Ensuring the Bank can attract and retain the right talent across the breadth of products and control function/infrastructure areas
— Capital: Promoting organic capital growth, the reduction of risk-weighted assets and a compensation system that supports the Group's capital plan
— Costs: Incentivizing actions that deliver long term cost targets and ongoing cost discipline
— Culture: Linking incentives to behaviors that underpin sustainable performance, financial discipline and an appropriate risk culture. In particular, compensation outcomes have been more closely linked to disciplinary action through improved forfeiture provisions.

Regulatory Developments

The Bank has strived to be at the forefront of compensation regulatory changes and will work with our new prudential supervisor, the European Central Bank ("ECB"), to be in compliance with all of the new requirements.

Capital Requirements Directive ("CRD 4")

CRD 4 requirements came into effect on January 1, 2014, and are applicable to EU-headquartered institutions globally. The headline measure, limiting fixed to variable compensation ratios, is applicable to compensation in respect of performance year 2014. While CRD 4 applies the maximum ratio to 'material risk takers' only, the InstitutsVergV and the German Banking Act extend the applicability of this to all employees globally. The Bank is fully cognizant of the regulatory changes and is compliant with the new requirements.

Pursuant to CRD 4 and the requirements subsequently adopted in the InstitutsVergV, the Bank is subject to a fixed to variable compensation ratio of 1:1 (1:2 with shareholder approval). At the Bank's Annual General Meeting on May 22, 2014, shareholder approval was granted to increase the ratio to 1:2. Based on external regulatory requirements which explicitly address the maximum ratio for control function personnel, the Management Board has determined that individuals within the control functions (Audit, Compliance, Finance, Human Resources, Legal, Risk, CISO and CSBC) will be subject to a 1:1 ratio.

In implementing this resolution, steps were taken which have had an impact on the remuneration structure. A number of employees were identified as requiring a 'rebalancing' of compensation and received fixed pay increases in August 2014. See the section "CRD 4 Implementation" for more detail.

Material Risk Takers ("MRTs")

The European Banking Authority's ("EBA") Regulatory Technical Standards ("RTS"), which came into effect in June 2014, outline prescriptive quantitative and qualitative criteria for identifying Material Risk Takers ("MRTs"). The EBA RTS have been adopted by the InstitutsVergV and, in accordance with this, the Bank has identified 2,903 MRTs in respect of 2014, representing a 124 % increase from 2013.

Approximately 44 % of the MRT group are based in the European Union (EU). From the MRT population, we again identified a core senior management group consisting of 139 employees. As the leaders and stewards of the Bank, it is prudent that the majority of their compensation should be linked to the long-term success of the Group. As such, their deferred equity awards are subject to a combined deferral and retention period of five years and the average deferral rate of variable compensation across this group was 99 %.

Alternative Investments Fund Managers Directive ("AIFMD") and Markets in Financial Instruments Directive ("MiFID")

The Bank also is required to comply with other EU Directives: AIFMD and MiFID. AIFMD is an EU Directive that contains provisions on remuneration which outline the rules that Alternative Investment Fund Managers ("AIFMs") have to comply with when establishing and applying the remuneration policies for certain categories of their employees. AIFMD Risk Takers are to be identified at the AIFM level. As the AIFMD is largely inspired by CRD 3, many remuneration aspects have already been incorporated by the Bank. One notable difference is that AIFMD MRTs are not subject to the fixed to variable compensation ratio stipulated in CRD 4.

MiFID includes compensation requirements seeking to prohibit remuneration structures and practices that could create inducements for employees to act against the client's best interests. The MaComp Circular published by BaFin implements compensation aspects of MiFID. MaComp requires implementation of a specific compensation policy addressing general requirements, a review of compensation plans and identification of populations of employees deemed to be "Relevant Persons" ("RPs"). All InstitutsVergV requirements apply to this population to the same extent.

Compensation Governance

Our robust governance structure enables us to operate within the clear parameters of our compensation strategy and policy. All compensation matters, and overall compliance with regulatory requirements, are overseen by the key committees that form the Global Reward Governance Structure.

Compensation governance structure
(based on §25d (12) KWG and InstitutsVergV Regulations)


Supervisory Board[1]
Chairman's Committee
Audit Committee
Risk Committee
Nomination Committee
Integrity Committee
Compensation Control Committee
(Vergütungskontroll-ausschuss)
Management Board
Compensation Officer
(Vergütungsbeauftragte(r))
appointed by Management Board
Senior Executive Compensation Committee (SECC)[1,2]
Information
Reporting and Monitoring
Administration Committee (AC)
Compensation Operating Council (COC)
Group Compensation Oversight Committee (GCOC)
Divisional compensation committees (DCCs)
Impairment Review Control Committee (IRCC)
Investment Committee (IC EFT)
Investment Committee (IC EIP)
Pensions Risk Committee (PRC)
Pensions Operating Committee (POC)

[1] Optional: Independent external consultants
[2] The relevant tasks are performed by the SECC on behalf of the Management Board

In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members, while the Management Board, supported by the Senior Executive Compensation Committee ("SECC"), oversees compensation matters for all other employees in the Group. The SECC meets at least every two months (24 meetings in performance year 2014), and is co-chaired by Stefan Krause (CFO) and Stephan Leithner (for 2014: CEO Europe ex Germany and UK, Human Resources, Legal & Compliance, Government and Regulatory Affairs), both of whom are members of the Management Board. The remaining membership is comprised of Stuart Lewis (CRO and member of the Management Board) and senior employees from Finance and Human Resources. In order to maintain its independence, no employees aligned to any of our business divisions are members of the SECC. The SECC prepares and recommends to the Management Board key Group level decisions on compensation strategy and structures, as well as overseeing the overall compensation process through its sub-committee structure.

The Management Board has approved a Group Compensation Strategy, which ensures that compensation practices are fully linked to the Group's business and risk strategies. The Bank also has a Group Compensation Policy, an internal document focused on informing and educating employees with regards to the Bank's compensation strategy, governance processes and structures. These documents provide a clear and demonstrable link between compensation practices and the wider Group strategy and, in compliance with § 13 InstitutsVergV, these documents have been published on the Bank's intranet site and are therefore available to all employees.

In accordance with the InstitutsVergV, the SECC works in co-operation with the Compensation Control Committee ("CCC") in relation to Group matters. The CCC is comprised of Supervisory Board members and establishes a closer link to, and focus on, Group compensation matters by the Supervisory Board by monitoring the structure of remuneration systems for senior management and employees. The CCC also supports the Supervisory Board in monitoring whether the relevant internal control functions are adequately involved in the structuring of remuneration systems, as well as ensuring that the long-term interests of shareholders, investors and other stakeholders are taken into account. In addition, and according to §§ 23 to 26 of the InstVV, the Management Board, in cooperation with the CCC, has appointed a Compensation Officer, who cooperates closely with the chair of the CCC and is responsible for continuously monitoring the adequacy of the compensation systems. A Deputy Compensation Officer has also been appointed to assist the Compensation Officer in the fulfilment of his duties. The CCC had seven meetings in performance year 2014.

Compensation Governance Enhancements

Building on the improvements made in 2013, a number of additional governance enhancements were introduced during 2014 with particular focus on the remit and work of the Group Compensation Oversight Committee ("GCOC") and the direct reporting of subcommittees to the SECC (including those sub-committees that previously reported to the Group Compensation Review Committee, which has been removed from the governance structure).

GCOC

As a delegated body of the SECC, the GCOC is responsible for the oversight of the governance of divisions' year-end compensation processes. This includes demonstrably reviewing that the Divisional Compensation Committees ("DCC") (i) meet the established governance requirements and (ii) ensure that sound compensation parameters (financial and nonfinancial) are taken into account when allocating variable compensation ("VC") pools within their division, and by decision-making managers when making individual VC allocation decisions. The GCOC committed to delivering a strengthened and more streamlined governance process for performance-year 2014.

The GCOC monitored the DCCs' progress in relation to the established compensation governance requirements throughout the Group's annual year-end compensation process and provided ongoing updates to the SECC, including a summary of its final findings and recommendations prior to the conclusion of the process.

The GCOC made a number of key enhancements to the compensation governance process for 2014. These enhancements included, but were not limited to:

- a review and refinement of all existing compensation governance requirements
- further integration of the Group's values and beliefs into the compensation governance requirements
- increased engagement with the DCCs on the compensation governance requirements to ensure full understanding of expectations
- introduction of significantly enhanced requirements for the documentation of individual VC decisions
- strengthening of the impact of non-compliance with compensation governance requirements

As a result of these enhancements, the Bank achieved a more robust, focused and better documented GCOC process for 2014.

Compensation Structure

The Bank employs a total compensation philosophy, which comprises fixed pay and variable compensation ("VC").

Fixed pay is used to compensate employees for their skills, experience and competencies, commensurate with the requirements, size and scope of their role. For the majority of Deutsche Bank employees, fixed pay is the primary compensation component, and the share of fixed compensation within total compensation is far greater than 50 %. This is appropriate to many businesses and will continue to be a significant feature of total compensation going forward.

VC is predicated on the industry objective of retaining cost flexibility whilst attracting and retaining the right talent. VC also has the advantage of being able to differentiate performance outcomes and drive behaviours through appropriate incentive systems that can also positively influence culture. As a result, VC is a key feature of market practice compensation in many business lines in the banking environment globally. Combined with fixed pay, this drives total compensation outcomes that are both cost effective and flexible.

CRD 4 Implementation

As previously stated, pursuant to § 25a (5) German Banking Act (KWG) and § 6 (2) InstitutsVergV, the Bank is subject to a maximum fixed to variable compensation ratio. In implementation of this, the Bank has taken a number of steps which impact the remuneration structure. Implementing the regulatory requirements of 1:1 and 1:2 will not in itself cause individual employee total compensation to rise. Total compensation will continue to be performance and market driven. To ensure that total compensation levels remain competitive, the application of a 1:1 and 1:2 ratio has required an adjustment to the compensation structure of a number of employees.

A number of employees globally were identified as requiring a 'rebalancing' of compensation and received fixed pay increases. The appropriate level of fixed pay for each role is determined with reference to the prevailing market value of the role and the regulatory requirements of total compensation structures. Fixed pay levels allow for headroom, which is important to ensure sufficient potential competitive upside and compensation development prospects for high performing employees. In order to support attracting and retaining the right people in the various country locations and business models, market competitive fixed pay levels have an important part to play in ensuring the Bank has the critical competence required to meet its strategic objectives.

Of those employees who received a fixed pay adjustment, certain employees received an Additional Fixed Pay Supplement ("AFPS"). The Management Board approved the introduction of the AFPS, primarily for benefits and pensions cost management purposes. Together, monthly fixed pay and the Additional Fixed Pay Supplement form 'total fixed pay'. All things being equal, employees who received a fixed pay increase will see a reduction in their VC.

At the time of adjustment in July 2014, approximately 1,100 employees, or about 1 % of the Bank's global employee population, were identified as being eligible to receive fixed pay increases, at a 2014 fiscal year cost impact of € 0.3 billion.

Determining Group-wide Variable Compensation

The Bank uses a formalized and transparent process to derive recommended VC pools across the Group. For business divisions, VC pool recommendations are calculated by applying divisional payout rates to divisional risk-adjusted, bonus-eligible performance. Divisional payout rates are calibrated to both historical midpoints and competitive benchmarks to promote transparency of initial pool recommendations. Infrastructure pool recommendations are determined separately and are not dependent on the performance of the divisions they oversee, in accordance with § 5 (4) InstitutsVergV.

The resulting pool recommendations are then considered and reviewed taking into account other strategic qualitative factors and external benchmarks. In accordance with the InstitutsVergV, the emphasis of remuneration for the majority of infrastructure employees, particularly in key control functions, is on fixed compensation.

When making VC pool decisions, the overriding consideration is balancing Group affordability with competitiveness; ensuring the Bank is able to meet externally published targets, liquidity and capital requirements, in accordance with the specifications of § 7 and § 19 InstitutsVergV. Group-level affordability tests are conducted to determine the recommended VC pool sizes are appropriate; supporting long-term profitability and the sustainable development of the Bank, in line with the Group Compensation Strategy and with the Bank's values and beliefs. The metrics used by the SECC to assess Group affordability include, but are not limited to:

- Pro forma CRR/CRD 4 Common Equity Tier 1 Capital Ratio
- Liquidity
- Risk Bearing Capacity
- Cost Income Ratio
- Compensation Ratio
- Income before Income Taxes (IBIT)
- Net Income
- Other relevant financial metrics requested by the SECC

The Group VC pool is considered affordable if aligned with these key financial metrics and if consistent with the projected fulfillment of future regulatory and strategic goals.


Summary of the VC pool determination process and the overarching governance framework:


Robust governance framework
1
Risk-adjusted
bonus-eligible performance
determined in a consistent approach
x
2
Divisional payout rates
calibrated to historic midpoints and
market benchmarks
±
3
Limited management
discretion
4
Robust group-level affordability parameters
5
Consistent approach to
sub-Divisional allocations
and individual awards
6
Red Flags
to ensure individual adherence
to policies and procedures
7
Long-term deferrals in compensation delivery
including significant equity components
8
Application of forfeiture
under continuous service requirement (ineligible leavers), or for loss
events under the impairment provision and behavioral issues under
breach of policy

Variable Compensation Structure and Vehicles

VC has been used by the Bank for many years to incentivize, reward and retain strong performing employees and thereby differentiate total compensation outcomes. All individual VC decisions must be performance-based and linked to a combination of risk-adjusted Group, divisional and individual performance. Managers, when exercising discretion, must fully understand both the absolute and relative risk-taking activities of individuals to ensure that VC allocations are balanced and risk-taking is not inappropriately incentivized.

At a senior level, we are committed to ensuring that a large portion of any VC award is linked to the long-term development and performance of the Bank through the structured deferral of awards over a minimum three year period, with appropriate performance conditions and forfeiture provisions.

The overall benefits of deferred awards and the positive aspects from a retention and risk management perspective must also be carefully balanced with the management of compensation costs for future years and the implications of increasing levels of deferral. To strike the right balance, it was determined that 45 % (not including Equity Upfront Awards) of the overall group bonus pool for 2014 would be in the form of deferred compensation.

For 2014, following CRD 4 implementation, the Bank has considered the impact of CRD 4's effect of both reducing the VC pool and restricting the population whose deferral level can be varied, whilst giving due consideration to market deferral levels and regulatory requirements.

The 2014 deferral matrix delivers similar employee deferral levels on a total compensation basis to that in 2013. The key change is the introduction of a new threshold, whereby employees with fixed pay of greater than € 500,000 are subject to 100 % VC deferral. Introducing 100 % deferral for employees with significant levels of fixed pay reinforces Deutsche Bank's publicly stated goal of being at the forefront of compensation change.

Employees with fixed pay less than or equal to € 500,000 will be subject to the Bank's VC deferral matrix. For these individuals, the deferral threshold was set at € 100,000, above which at least 50 % of any VC was deferred. The deferral matrix is fully aligned with regulatory requirements and it continues to be geared towards protecting lower earners, whilst ensuring an appropriate amount of deferral for higher earners. As such, 100 % of any VC above € 500,000 was fully deferred.

Senior Employee Population Groups and Average Deferral Rates of Variable Compensation


Variable compensation
deferred on average:
Number
of individuals:
100%
Management
Board
7
99%
all other members of the
Senior Management Group
132
Total number of individuals
in Senior Management Group:
139
73%
all other
Material Risk Takers
2,764
Total number of
Material Risk Takers
2,903
26%
all other employees
with a deferred award
approximately 2,100
Total number of individuals
with a deferred award:
approximately 4,800

△ Full population identified as Material Risk Takers, pursuant to InstitutsVergV

Employees with a 2014 deferred VC award received 50 % of the award in the form of deferred equity and 50 % in deferred cash. Note: a limited number of senior employees in our Deutsche AWM division received a portion of their deferred award in the form of an Employee Investment Plan (EIP) Award. These are cash settled awards based on the value of funds managed by the business. Deferral and forfeiture provisions under the EIP remain the same as all other awards.

The following instruments were utilized to achieve this:

Restricted Equity Awards

The deferred equity portion is delivered as a Restricted Equity Award ("REA") which vests on a pro rata basis over three years (or 4.5 years for the Senior Management Group). Employees in the Private Client Services ("PCS") business of Deutsche AWM receive a PCS award instead of REA. The value of the REA is linked to the Bank's share price over the vesting (and, where applicable, retention) period and is therefore tied to the long-term sustained performance of the Bank. Specific forfeiture provisions apply during the deferral period and, where applicable, retention periods.

Restricted Incentive Awards

The non-equity based portion is granted as deferred cash compensation (Restricted Incentive Award, "RIA") which vests on a pro rata basis over three years (a longer deferral period applies to Management Board members). Specific forfeiture provisions apply during the deferral period.

Equity Upfront Awards

In addition to the above deferred awards, all Material Risk Takers receive 50 % of their upfront (non-deferred) award in the form of an Equity Upfront Award ("EUA").

The EUA is vested at grant but it is subject to a 6 month retention period. The value of the EUA is linked to the Bank's share price during the retention period and is therefore tied to the sustained performance of the Bank. Specific forfeiture provisions apply during the retention period in addition to a service requirement.

The following diagram summarizes the above compensation vehicles utilized for Material Risk Takers and all other employees with a deferred award.


Compensation structure for Material Risk Takers
Variable Compensation
total
max. 60%
immediate payment or delivery after retention period
min. 40%
payment or delivery deferred (and if applicable after retention period)
thereof
thereof
max. 50%
Upfront Cash
min. 50%
EUA
max. 50%
RIA
min. 50%
REA
payment or delivery of at least 70% at later dates
cash
equity-based retention period
cash deferred
equity-based deferred retention period
Compensation structure for all other employees with a deferred award
Variable Compensation
total
Upfront
immediate payment
Deferred
payment or delivery deferred
thereof
100%
Upfront Cash
50%
RIA
50%
REA
cash
cash deferred
equity-based deferred

EUA = Equity Upfront Awards
RIA = Restricted Incentive Awards
REA = Restricted Equity Awards

Deferral Schedule

Regulatory requirements dictate that deferral periods for Material Risk Takers should be a minimum of three years. As in previous years, we have chosen to apply these minimum requirements to all employees with deferred awards. We have also once more identified a subset of our most senior MRTs. This Senior Management Group (consisting of 139 employees) are subject to a 4.5 year (cliff vest) deferral period in respect of their REA. This is intended to ensure more than any other employees they have a vested interest in the long-term, sustained performance of the Bank.

A six month retention period also applies following the vesting of each REA tranche for MRTs. For the Senior Management Group, the six month retention period follows the 4.5 year vesting period. As such, they will not realise any of the value of their 2015 REA until at least February 2020 (five years following grant).

All MRTs also receive 50 % of their upfront award in the form of an EUA. The EUA is vested at grant, however it is subject to a six month retention period during which time forfeiture provisions are applicable (this goes beyond regulatory requirements).

Below is a summary of the vesting structure for each population of employees with a deferred award (excluding the Management Board).

Structure for 2014 deferred compensation

Employee population		Upfront		Deferred	
		Cash Bonus (50% of Upfront Award)	Equity Upfront Award (EUA) (50% of Upfront Award)	Restricted Incentive Award (RIA) (deferred cash) (50% of Deferred Award)	Restricted Equity Award (REA) (deferred equity) (50% of Deferred Award)
Senior Management Group[1]	Vesting schedule (Grant date February 2015)		Fully vested at grant (Feb 2015)	3-year equal vesting tranches (February 2016, 2017, 2018)	4.5-year cliff vesting (August 2019)
	Retention period (post vesting period)		Retention period ends August 2015		Retention period ends February 2020
Remainder of Material Risk Takers	Vesting schedule (Grant date February 2015)		Fully vested at grant (Feb 2015)	3-year equal vesting tranches (February 2016, 2017, 2018)	3-year equal vesting tranches (February 2016, 2017, 2018)
	Retention period (post vesting period)		Retention period ends August 2015		Retention periods end August 2016, 2017, 2018
All other employees with deferred awards	Vesting schedule (Grant date February 2015)			3-year equal vesting tranches (February 2016, 2017, 2018)	3-year equal vesting tranches (February 2016, 2017, 2018)
	Retention period (post vesting period)				

[1] Excluding Management Board.

Risk Adjustment of Variable Compensation

A series of measures are intended to facilitate effective risk management processes are embedded into compensation systems addressing both ex ante and ex post adjustments.

Ex-Ante Risk Adjustment

To establish appropriate ex-ante risk adjustments, we use a consistent, bank-wide standardised methodology to measure risk-adjusted bonus-eligible ("RA BE") performance (RA BE Net Income before Bonus and Tax ("NIBBT")) by business. All performance for VC calculation purposes is appropriately risk-adjusted based on economic capital utilisation in accordance with the requirements of § 19 InstitutsVergV.

The Bank's economic capital model was developed within the Risk function and is the Bank's primary method for calculating the degree of future potential risk to which the Bank may be exposed. The model measures the amount of capital that the Bank would need in order to absorb very severe unexpected losses arising from the Bank's exposures.

Economic capital was verified as being the Bank's best estimate for future but not materialized losses from its current portfolio and therefore the best metric to adjust VC pools. The SECC reviewed the appropriateness of the risk-adjustment methodology and does so on an annual basis.

The Bank's economic capital model captures inputs from four risk areas:

— Credit risk
— Market risk
— Operational risk
— Business risk

These risks are modelled independently and with the consideration of the different components that constitute each risk area.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (referred to collectively as 'counterparties') exist, including those claims that the Bank plans to distribute. Credit risk includes 'default risk', 'country risk' and 'settlement risk'.

Market Risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. Market risk includes 'trading market risk', 'non-trading market risk' and 'traded default risk'.

Operational Risk

Operational risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes infrastructure risk and other non-financial risk, such as regulatory and legal risk. It also includes model risk, which comprises the Bank's risk of suffering losses or taking wrong strategic decisions due to malfunctioning of models used in asset or liability pricing, risk measurement or other areas (e.g., to implement trading strategies, forecast economic developments, analyse investments or optimise performance).

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behaviour and technological progress, as these can affect DB's results if we fail to adjust quickly to these changing conditions. The most material aspect of business risk is 'strategic risk', which represents the risk of suffering unexpected operating losses due to decreases in operating revenues which cannot be compensated by cost reductions within the respective time horizon. Strategic risk only covers revenue or cost volatility which are not attributable to position taking (market risk), credit losses (credit risk) and operational events (operational risk).

As a general rule, the Bank captures all material risks within the four prime risk types of the Bank's economic capital framework described above. Other risks are hereby mapped into the appropriate overarching risk type.

As a result of the above methodology, as the risk profile of the organisation increases, the economic capital charge also increases, thereby reducing Bank-wide economic profitability and, by extension, the amount of variable compensation awarded. The Bank considers that the utilisation of risk adjusted P&Ls is an extremely effective and robust ex-ante adjustment methodology and serves as a deterrent for taking substantial risk because this model correlates variable compensation payouts to the amount of risk taken.

The economic capital risk adjustment is not the sole risk adjustment. Credit, market and operational losses booked in the P&L are reflected in NIBBT and, additionally, sub-divisional allocation considers other appropriate risk metrics and 'Red Flag' data. Divisional VC pools also include the impact of liquidity costs through Funds Transfer Pricing, which provides appropriate incentives to liquidity users and providers. Liquidity costs are fully allocated to businesses and reported as part of business performance. The rationale and magnitude of the pricing components are continually monitored by Treasury.

Ex post risk adjustment

Performance conditions and forfeiture provisions are a key element of our deferred compensation structures and ensure that awards are aligned to future conduct and performance. As illustrated by the statistics in this report, the percentage of VC awards subject to deferral, and therefore performance and forfeiture conditions, increases in line with earnings. In conjunction with the scope of the risk adjustment measures, the duration for which they are applicable is equally as important and is reflected in the application of such conditions up to the settlement of awards.

The following performance and forfeiture provisions have been applied to 2014 deferred VC awards (awarded in February 2015).

Group's Common Equity Tier 1 capital ratio performance condition

This performance condition is applicable to all employees with deferred equity awards. If at any quarter end during the vesting period and prior to settlement the Group's Common Equity Tier 1 capital ratio is below the applicable regulatory minimum capital level, inclusive of an additional risk buffer of 200 basis points, as determined by the Management Board, the full undelivered REA will be forfeited by all employees with deferred equity awards.

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if the CET 1 provision is triggered at any time, the full undelivered REA will be forfeited.

Group IBIT performance condition

This performance condition is triggered if Group Income before Income Taxes (IBIT) is negative. It is applicable to all employees with deferred equity awards. If the Management Board determines, prior to settlement, that Group IBIT is negative for the year prior to vesting, the performance condition will not be met and 100 % of the REA tranche due to settle in respect of that year will be forfeited by all employees.

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if for any year during this period the Group IBIT is negative (but the CET 1 provision is not triggered), 20 % of the award will be forfeited in respect of that year.

For Material Risk Takers, the tranche aspect of the Group IBIT provision also applies to their RIA so that if the Management Board determines, prior to settlement, that Group IBIT is negative for the year prior to vesting, the performance condition will not be met and 100 % of the RIA tranche due to settle in respect of that year will be forfeited.

Divisional IBIT performance condition

This performance condition is applicable to MRTs only and is triggered if an employee's respective division's IBIT is negative. If IBIT is negative for any division for the year prior to vesting, 100 % of the REA and RIA tranches due to settle in respect of that year will be forfeited (as determined by the Management Board, prior to settlement) by all MRTs in the applicable division even if Group performance remains positive.

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if for any year during this period the divisional IBIT is negative, 20 % of the award will be forfeited in respect of that year.

The divisional forfeiture measure does not apply to the Management Board or employees working in Regional Management or Infrastructure divisions. Only the Group forfeiture provision applies.

Revenue Impairment provision

This forfeiture provision applies to RIA and REA and allows the Bank to determine whether adjustments may be necessary based on actual outcomes following award. Up to 100 % of undelivered awards can be forfeited in the event that it is discovered that the original award value (or the grant, vesting or settlement of any other award made to the participant) was inappropriate because a performance measure is later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to an employee has a significant adverse effect on any Group entity, division or the Group as a whole.

This provision also includes EUA for MRTs, ensuring that a greater percentage of awards for MRTs are subject to potential performance based forfeiture. Furthermore, it is also applicable during the retention period following REA vesting therefore ensuring performance forfeiture measures stretch over a minimum 3.5 year period for equity awards to MRTs (five years for the Senior Management Group).

Policy/Regulatory Breach provision

This behavioural based forfeiture provision is applicable to both REA and RIA and provides for the forfeiture of up to 100 % of undelivered deferred compensation for an internal policy or procedure breach, or breach of any applicable laws or regulations imposed externally.

For MRTs, this provision also applies to EUAs and the six months retention period following REA vesting therefore ensuring behavioural forfeiture measures remain applicable for a minimum of 3.5 years for equity awards granted to Material Risk Takers (five years for the Senior Management Group).

A summary of the above provisions is set out below.

2014 deferred compensation awards: forfeiture provisions

Performance Conditions & Forfeiture provisions	Senior Management Group & other Material Risk Takers	All other staff with Deferred Awards
Group Performance Provision (REA) – Applicable to REA tranches prior to settlement — In the event of negative Group IBIT, the next vesting tranche of REAs will be forfeited — In the event that the CET1 Capital Ratio is less than 200 basis points over the Group's applicable regulatory minimum capital level according to Article 92(1)(a) of the CRR as a result of the Group incurring a negative net income or for any other reason, 100% of undelivered 2014 REAs will be forfeited	yes	yes
Group Performance Provision (RIA) – Applicable to RIA tranches prior to settlement for MRTs — In the event of negative Group IBIT, the next vesting tranche of RIAs will be forfeited	yes	
Divisional Performance Provision – Applicable to REA and RIA tranches prior to settlement for MRTs — In the event of negative Divisional IBIT, the next vesting tranche of REAs/RIAs will be forfeited — Provision is not applicable for Infrastructure, Regional Management or NCOU employees	yes	
Revenue Impairment Forfeiture – Applicable to undelivered RIA and REA	yes	yes
Revenue Impairment Forfeiture – Applicable to EUA and retention periods following vesting of REA tranches for MRTs	yes	
Breach of Policy – Applicable to undelivered RIA and REA	yes	yes
Breach of Policy – Applicable to EUA and retention periods following vesting of REA tranches for MRTs	yes	

2014 Variable Compensation Awards

2014 Variable Compensation awards (which exclude charges for prior year deferrals but include current year awards amortized in the future) were € 2.7 billion in total. The Group-wide deferral ratio (including EUAs) was 52 %.



Variable Compensation and deferral rates


in € bn.
5
4
3
2
1
0
in %
100
80
60
40
20
0
4.3
2.2
2.1
49%
3.6
1.4
2.2
61%
3.2
1.7
1.5
47%
3.2
1.6
1.6
49%
2.7
1.3
1.4
52%
2010
2011
2012
2013
2014
Cash
Deferred
Deferral rate (i.e. the proportion of the total Variable Compensation that is delivered in deferred awards)

in € m. (unless stated otherwise)	CB&S	GTB	Deutsche AWM	PBC	NCOU	2014 Group Total	2013 Group Total
Total Compensation[1]	**4,472**	**998**	**1,502**	**2,830**	**218**	**10,020**	**9,871**
thereof:							
Fixed Pay	2,771	756	1,037	2,580	169	7,313	6,707
Variable Compensation	1,701	242	465	250	49	2,707	3,164
# of employees (full-time equivalent) at period end	**25,843**	**11,284**	**11,635**	**47,619**	**1,757**	**98,138**	**98,254**

[1] Total Compensation defined as fixed pay (base salary + AFPS + relevant local allowances) plus VC

All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

Variable compensation has been used in the above table. The Group total of € 2.7 billion aligns to the VC pool as signed off by the Management Board. Please note that for fixed to variable ratio calculation purposes, 'variable pay' has been used, which comprises variable compensation as well as other discretionary remuneration payments.

As detailed in the section "CRD 4 Implementation", the application of a 1:1 and 1:2 ratio has required a 're-balancing' from variable to fixed compensation for a number of employees. The proportion of fixed and variable compensation within "total compensation" in the above table is reflective of the measures taken to adhere to the mandated ratios.

Recognition and Amortization of Variable Compensation Granted

As of December 31, 2014, including awards granted in early February 2015, unamortized deferred variable compensation costs amount to approximately € 2.4 billion.



Variable compensation

Recognition as of December 31, 2014 and projected amortization of deferred compensation granted

in € bn


3.5
1.3
2.2*
*thereof € 1.2 bn recognized as other liability
*thereof € 1.0 bn recognized in equity
2.4
1.4
1.0
Projected amortization (excluding future grants and forfeitures)
1.4
0.8
0.6
0.7
0.4
0.3
0.3
0.2
0.1
<0.05
Recognized on balance sheet as of Dec 31, 2014
Not yet recognized on balance sheet as of Dec 31, 2014
2015
2016
2017
2018–2019

- Cash portion of variable compensation granted for performance year 2014 recognized as part of other liabilities.
- Deferred variable compensation granted for performance years earlier than 2014.
- Deferred variable compensation granted for performance year 2014.

Reconciliation between Variable Compensation and P&L charge

in EUR bn


3.2
1.6
1.6
2.7
1.4
1.3
1.4
1.5
2.8
1.5
1.3
3.2
1.6
1.6
2013
2014
Deferred awards (charged in future periods)
Amortization of prior years' deferrals
2014
2013
Variable compensation awarded for the respective performance year
Income statement charge for variable compensation for the respective year

- Deferred awards (charged in future periods)
- Cash bonus (charged in respective period)
- Amortization of prior years' deferrals

Material Risk Takers

Management Board

all other members of the Senior Management Group

all other Material Risk Takers

In accordance with the InstitutsVergV we are required to identify all employees whose work is deemed to have a major influence on the overall risk profile of the Group. Appropriately identifying Material Risk Takers ("MRTs"), and subsequently designing suitable compensation structures for them, is essential in order not to incentivize inappropriate risk-taking. The European Banking Authority's Regulatory Technical Standards ("EBA RTS"), which have been adopted by the InstitutsVergV, came into effect in June 2014. The RTS outline prescriptive quantitative and qualitative criteria for identifying MRTs.

To promote alignment with new regulatory requirements, the 2014 MRT identification process is based on a combination of qualitative and quantitative criteria as set out in the EBA RTS, and internal criteria developed by the Bank to identify additional categories of employees whose professional activities have a material impact on the Bank's risk profile.

On a global basis, 2,903 employees were identified as MRTs for performance-year 2014, spanning 47 countries. This represents an increase of 124 % compared to 2013, when 1,295 were identified. In prior years, the number of our MRTs has been significantly higher than many of our principal competitors, both from an absolute level and as a percentage of total employee population. However, and as intended, it is expected that the application of the EBA RTS will result in a much more level playing field.

Compensation Structures for Material Risk Takers

Material Risk Takers are subject to the same deferral matrix as the general employee population, save for the requirement that at least 40 % – 60 % of VC must be deferred. If a MRT's VC does not trigger a deferral of at least 40 % under the Group's global deferral matrix then (providing their VC is in excess of € 50,000) the matrix is overridden to ensure that regulatory obligations are met. On average, however, MRTs are subject to deferral rates in excess of the minimum 40 % – 60 % regulatory requirements.

All MRTs receive 50 % of their deferred VC in the form of a Restricted Equity Award ("REA") and typically the remaining 50 % as a Restricted Incentive Award ("RIA"). A limited number of MRTs in Deutsche AWM received a portion of their RIA in the form of an Employee Investment Plan ("EIP") Award. These are cash settled awards based on the value of funds managed by the business, and deferral and forfeiture provisions under the EIP remain the same as the RIA. These employees still received 50 % of their deferred award in equity (as a REA) as required by regulation.

Upon the vesting of each REA tranche (or at the end of the 4.5 year vesting period for the Senior Management Group), a further minimum six-month retention period applies during which time employees are not permitted to sell their shares. Employees can still forfeit their REA under the Policy/Regulatory Breach and Revenue Impairment forfeiture provisions or if they are subject to termination for Cause during the retention period.

In addition to the deferred award, 50 % of the upfront award (the remaining portion after the deferred element is calculated) is also awarded in equity in the form of an Equity Upfront Award ("EUA"). At award, the equity is subject to a minimum six-month retention period during which time the shares cannot be sold. Adding the EUA to the deferred portion of the award means that, on average, MRTs receive less than 15 % of their 2014 VC as an immediate cash payment (i.e., average deferral rates in excess of 85 %). EUAs are subject to the Policy/Regulatory Breach and Revenue Impairment forfeiture provisions during the retention period and will also be forfeited if the employee leaves the Group either voluntarily or for cause.

All deferred awards and the EUA are subject to forfeiture following a Policy/Regulatory Breach or Revenue Impairment event. In addition, all deferred awards are subject to forfeiture provisions linked to the performance of the respective division and/or the Group as a whole.

See "Ex-post risk adjustment" in the section "Group Compensation Overview and Disclosure" for a full summary of the performance and forfeiture provisions.

Compensation Disclosure pursuant to Section 16 InstitutsVergV

Section 16 InstitutsVergV provides that the duties of disclosure for institutions are determined solely by Article 450 of Regulation (EU) No. 575/2013 (the Capital Requirements Regulation, "CRR"). Article 450 CRR introduces new disclosure requirements and the tables below have been created in accordance with this.

Aggregate remuneration

As described above, we have developed, refined and implemented a structured and comprehensive approach in order to identify Material Risk Takers in accordance with the InstitutsVergV requirements. The collective remuneration elements for this population of employees are detailed in the table below. Please note that 'variable pay' is reported in the table, which includes variable compensation as well as other discretionary remuneration elements. Variable pay has been used for fixed to variable remuneration ratio purposes.

All Management Board members and Board members of other significant Group Subsidiaries per Section 1 and 17 InstitutsVergV are included in the Geschäftsleiter column. Non-executive Board members and Supervisory Board members are included in the adjacent column. Compensation information is not reported for Non-executive Board members and Supervisory Board members. Their compensation (limited to a fixed fee/expenses) is not part of the SECC's remit or governance.

								2014
in € m. (unless stated otherwise)[1]	CB&S	PBC	GTB	Deutsche AWM	Geschäftsleiter (Significant Institutions)	Non-executive & Supervisory Board (Significant Institutions)	NCOU	Group Total
Number of employees	2,057	108	141	388	76	67	67	2,903
thereof:								
Senior Management Group	58	15	13	21	25	0	7	139
Other material risk takers	1,998	93	128	367	51	67	60	2,764
Total Pay	2,072	98	120	381	109	N/M	74	2,854
thereof:								
Fixed Pay[2]	980	50	55	169	54	N/M	38	1,347
Variable Pay[3]	1,092	48	65	212	55	N/M	36	1,508
Variable Pay	1,092	48	65	212	55	N/M	36	1,508
thereof:								
Variable in cash	553	24	32	108	25	N/M	19	761
Variable in shares	539	24	32	102	30	N/M	17	745
Variable in share-linked instruments	0	0	0	0	0	N/M	0	0
Variable in other types of instruments	0	0	0	2	0	N/M	0	2
Outstanding deferred Variable Pay	2,049	81	94	296	167	N/M	73	2,760
thereof:								
Vested awards	12	0	0	0	12	N/M	0	25
Unvested awards	2,037	81	94	296	154	N/M	73	2,735
Termination payments[4]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	4
Number of beneficiaries	N/M	N/M	N/M	N/M	N/M	N/M	N/M	6

N/M – Not meaningful
[1] Excluding Postbank
[2] Fixed pay defined as: base salary + Additional Fixed Pay Supplement + relevant local allowances
[3] Variable pay defined as: VC + other discretionary remuneration payments
[4] Termination payments have been disclosed collectively for the Group in order to safeguard employee confidentiality due to the low number of recipients

All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

Sign-on awards are intended to be a one-off premium to exceptional new hires and are included as variable pay in the year of joining for the purposes of the maximum fixed to variable ratio. As such, Sign-on awards are included in 'variable pay' in the above table. For 2014, € 6.09 million Sign-on awards were granted to a total number of 15 MRTs.

We are conscious that any discretionary termination payments made must be determined based on the sustained commitment of the individual and their personal contribution to the success of the Bank during the course of their employment. The largest single award made in 2014 was € 3.01 million.

During the course of 2014, seven MRTs had awards subject to forfeiture as a result of being terminated for cause or as a result of a finding of a Policy/Regulatory Breach or Revenue Impairment. The total amount forfeited (based on the value of the awards at grant) was € 2.75 million. As at the end of 2014, one individual was also under review by the Bank's committees and subject to suspended vesting or delivery of deferred awards due to ongoing investigations.

Remuneration of high earners

Per Article 450 CRR, the Bank is also required to disclose the number of individuals remunerated € 1 million or more. This information is provided below:

	2014
	Number of employees
Total Pay[1]	
1,000,000 to 1,499,999	391
1,500,000 to 1,999,999	168
2,000,000 to 2,499,999	85
2,500,000 to 2,999,999	56
3,000,000 to 3,499,999	35
3,500,000 to 3,999,999	25
4.000,000 to 4,499,999	19
4,500,000 to 4,999,999	8
5,000,000 to 5,999,999	15
6,000,000 to 6,999,999	7
7,000,000 to 7,999,999	5
8,000,000 to 8,999,999	2

[1] Total Pay defined as fixed pay (base salary + AFPS + relevant local allowances) plus variable pay (VC plus other discretionary remuneration payments)

Management Board Report and Disclosure


Management
Board

Compensation System for Management Board Members

Responsibility

The Supervisory Board as a plenary body is responsible for the structuring of the compensation system for the members of the Management Board as well as for determining their individual compensation. As of the 2014 financial year, the Supervisory Board is supported by the Compensation Control Committee. The requirement to establish this additional Committee from Supervisory Board members is a result of the regulatory approaches under CRD 4. This Directive has been refined and transposed into German law by the CRD 4 Implementation Act by way of amendments to the German Banking Act (*Kreditwesengesetz* – KWG) and revised versions of the InstitutsVergV at the national level.

As required by law, the Compensation Control Committee comprises four members, of which at least one must have sufficient expertise and professional experience in the area of risk management and risk controlling and at least one other must be an employee representative. With regard to the Management Board, the Compensation Control Committee has assumed the essential functions, previously carried out by the Chairman's Committee, in particular, supporting and monitoring the Supervisory Board in the appropriate structuring of the compensation system, as well as preparing the resolutions of the Supervisory Board regarding individual compensation.

Approval of the compensation system by the General Meeting

The Supervisory Board regularly reviews the compensation system for the members of the Management Board. In the case of a change or restructuring of the compensation framework, the Supervisory Board uses the possibility provided in the German Act on the Appropriateness of Management Board Remuneration (*Gesetz zur Angemessenheit der Vorstandsvergütung* – VorstAG) for the General Meeting to approve the system of compensation for Management Board members. Most recently, in May 2013, the General Meeting approved a new compensation system for the members of the Management Board by a large majority of 88.71 % retroactive to January 1, 2013.

New regulatory and statutory requirements

The regulatory approaches under CRD 4 also create new challenges for the design of compensation systems. The requirements apply for the first time to the Management Board compensation that is determined for the 2014 financial year. A material element of the regulatory provisions is the limit on the ratio of fixed to variable compensation of 1:1 (cap regulation), i.e. the amount of variable compensation must not exceed that of fixed compensation. The thought behind this is that excessively high variable compensation could create an increased incentive to enter into inappropriately high risks.

Retaining the approved system under the new statutory requirements would make it necessary to increase the fixed compensation and thus to significantly raise the directly payable cash component. However, lawmakers have also stipulated that shareholders can resolve to soften the requirement by setting the ratio of fixed to variable compensation to 1:2.

In May 2014, the General Meeting made use of this statutory possibility and approved the before-mentioned setting to 1:2 with a large majority of 90.84 %. As a result, the increase in fixed costs will be minimized and greater flexibility will be preserved in the composition of total compensation within the present system. In addition, the contributions to the company pension plan have been modified to be able to include them in the calculation of the 1:2 ratio (which further reduces the need to increase fixed compensation) and thus to avoid undesirable cost increases relating to pension benefits.

Principles of the compensation system

The structuring of the compensation system for members of the Management Board takes place in consideration of and within the framework of the statutory and regulatory requirements. The widely varying requirements applicable worldwide present the Supervisory Board with the challenge of being able to offer, within the regulatory requirements, overall compensation packages that continue to be in line with customary market practices and therefore competitive.

When designing the specific structure of the compensation system, determining individual compensation amounts, and structuring its delivery and allocation, the focus is on ensuring a close link between the interest of both the Management Board members and shareholders. While defining the variable compensation, this is achieved through the utilization of clearly defined key financial figures which are directly linked to the performance of Deutsche Bank and granting equity-based compensation components amounting to at least 50 % of the total Variable Compensation. When determining the variable compensation, the equity-based compensation components are directly linked to the performance of the Deutsche Bank share price, and only become eligible for payment after a period of several years.

Through the structure of the compensation system the members of the Management Board are motivated to avoid unreasonably high risks, to achieve the objectives set out in the Bank's strategies and to work continuously towards the positive development of the Group.

In the context of its review of the compensation system and the determination of the Variable Compensation the Supervisory Board uses the expertise of independent external compensation consultants and, if necessary, legal consultants.

Compensation Structure

With effect from January 1, 2013, the compensation system for Management Board members was fundamentally changed by the Supervisory Board, and in 2014 it was adapted to the new regulatory requirements. The compensation system approved by the Supervisory Board and the compensation structures it encompasses are reflected in the individual Management Board members'contracts.

At the beginning of the financial year, the Supervisory Board reviews the fixed compensation and the target figures for the Variable Compensation components. Furthermore, it defines the general Group-wide and individual objectives for the Management Board members and verifies that the standardized target objectives set for the Long-Term Performance Award are still aligned to the Bank's long-term strategy. The performance of individual Management Board members is evaluated by the Supervisory Board and discussed with the Management Board members throughout and at the end of the year.

The total compensation resulting from the new compensation system is divided into both non-performance-related and performance-related components.

Non-Performance-Related Components (fixed compensation)

The fixed compensation is not linked to performance.

The fixed compensation primarily consists of a base salary. The base salary is disbursed as a base salary in twelve equal monthly payments. In light of the new regulatory requirements, the base salary was reviewed in the course of the year 2014 and determined as follows:

in €	2014	2013
Base salary		
Co-Chairmen	3,800,000	2,300,000
Ordinary Board member	2,400,000	1,150,000

The InstitutsVergV provides for the possibility to define contributions to the company pension plan as fixed compensation and thus to include these in the basis for calculating the ratio between fixed and variable compensation components. The aforementioned base salary amounts have therefore been determined taking into account the contributions to the company pension plan.

Since the 2014 financial year, the contributions to the company pension plan amount to:

in €	2014
Contributions to the company pension plan	
Co-Chairmen	650,000
Ordinary Board member	400,000

Additional non-performance-related components include "other benefits". The "other benefits" comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

The Variable Compensation is performance-related and consists of two components:

- the Annual Performance Award and
- the Long-Term Performance Award.

Annual Performance Award (APA)

The APA rewards the achievement of the Bank's short and medium-term business policy and corporate objectives that were set as part of the objective setting agreement for the respective financial year's performance evaluation. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients as part of carrying out business activities.

The total amount of the APA is determined on the basis of several components:

- 60 % of the Award amount depends on general Group-wide objectives that are identical for all Management Board members;
- The remaining 40 % of the Award amount is based on individual performance and individual objectives that are set by the Supervisory Board for each member of the Management Board separately on the basis of the member's function.

With regard to the Strategy 2015+, the objectives are generally aligned with the categories "capital", "costs", "competencies", "clients" and "culture" and thus not only reflect quantitative objectives, but also address qualitative aspects of the performance delivered.

Objectives for the 2014 Financial Year

The following Group-wide key financial figures were agreed to as metrics for the 2014 financial year and apply equally to all Management Board members. The targets to be achieved may also generally include other aspects, such as return-on-investment targets, derived from the five identified categories:

- Category Capital: Common Equity Tier 1 Ratio (CET 1) and Leverage Ratio;
- Category Costs: Cost-Income-Ratio (CIR);
- Category Competencies: Value added reported; and
- Categories Culture/Clients: Employee Commitment, Behaviour and Reputation.

Each category of these objectives is weighted at 15 % in the determination of the Award amount. Thus, the proportion of these categories as part of the overall APA is equal to 60 %.

In assessing the individual performance component, the Supervisory Board agrees with each Board member separately on

- a quantitative objective from the categories Capital/Costs/Competencies and
- a qualitative objective from the categories Culture/Clients.

Each of these two objectives is also weighted at 15 % in the determination of the Award amount. Thus, the proportion of these objectives as part of the overall APA is 30 %.

Altogether, the sum of Group-wide and individually agreed objectives amounts to 90 % of the overall APA. An additional maximum of 10 % remain for the Supervisory Board to reward outstanding contributions, including project-specific contributions over the course of the financial year as an exercise of its wide discretionary authority.

As part of the annual objective setting process, corresponding factors are set for all objectives that the Supervisory Board will use as the basis for evaluating achievement at the end of the year. The level of the respective target achievement and the final amount of the APA is no longer defined on the basis of a formula, but is determined on a discretionary basis by the Supervisory Board as part of an informed judgment based on the predefined factors. The following factors are considered: the actual value delivered, plan values and externally announced target values, comparable figures of the Bank's peers, the prior-year values in terms of a multi-year review of development as well as a qualitative analysis of the achievement level and also the overall risk orientation of the Bank.

If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that an APA will not be granted.

Taking into account the adjustments of the compensation system to the CRD 4 requirements, the target and maximum values applicable to the APA for the year 2014 for an ordinary Management Board member and for the Co-Chairmen of the Management Board are as follows:

			2014	2013
in €	Minimum	Target	Maximum	Target
Co-Chairmen				
Amount per 15 % objective	0	225,000	450,000	345,000
APA total	**0**	**1,500,000**	**3,000,000**	2,300,000
Ordinary Board member				
Amount per 15 % objective	0	150,000	300,000	225,000
APA total	**0**	**1,000,000**	**2,000,000**	1,500,000

Long-Term Performance Award (LTPA)
The level of the Long-Term Performance Award is no longer determined solely on the basis of the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Rather, through the additional inclusion of non-financial parameters, it is also oriented towards how the targets are achieved. This will further promote sustainable performance development.

Accordingly, the level of the LTPA continues to be linked to the Relative Total Shareholder Return and will additionally be based on a Culture & Client Factor. The level of the LTPA will in general continue to be formula-based and calculated on the basis of pre-defined target figures. The long-term nature of this compensation component will also be maintained by the continued determination of the Relative Total Shareholder Return on the basis of a three-year assessment.

Relative Total Shareholder Return of Deutsche Bank
The Relative Total Shareholder Return (RTSR) of Deutsche Bank is derived from the Total Shareholder Return of Deutsche Bank in relation to the average total shareholder returns of a select peer group (calculated in Euro). The level of the Award portion will continue to be calculated from the average of the annual RTSR for the last three financial years (compensation year and the two preceding years).

If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100 %, then the value of the RTSR portion increases proportionately to an upper limit of 150 % of the target figure, i.e. the value increases by 1 % for each percentage point above 100 %. As in the past, if the three-year average of the relative total shareholder return is lower than 100 %, the value generally declines disproportionately; however, the discount provision has been modified. If the relative total shareholder return is calculated to be in the range of smaller than 100 % to 80 %, the value of the Award portion is reduced for each lower percentage point by 2 percentage points. In the range between 80 % and 60 %, the value of the Award portion is reduced for each lower percentage point by 3 percentage points. As before, if the three-year average of the RTSR does not exceed 60 %, the value of the Award portion is set to zero.

As part of the revision of the compensation system and the intended stronger alignment to Deutsche Bank's strategy, the peer group used for the calculation of the relative total shareholder return was adjusted. The peer group now comprises the following banks:

— BNP Paribas and Société Générale (both from the eurozone),
— Barclays, Credit Suisse and UBS (from Europe outside the eurozone), as well as
— Bank of America, Citigroup, Goldman Sachs, JP Morgan Chase and Morgan Stanley (all from the USA).

The criteria used to select the peer group are: generally comparable business activities, comparable size and international presence. The selection shall continue to be reviewed regularly over the years to come.


-3
-2
-1
1
2
3
4
5
reference period to determine the award level
deferred disbursement

Culture & Client Factor
Through the Culture & Client Factor, client satisfaction and dealings with clients will be measured to foster a sustainable development of the relationships to clients. In the future, this factor will be determined based on a formulaic approach. Efforts are currently underway to implement a corresponding system.

For a transitional phase, and until the final development and calibration of this system, the Supervisory Board will assess the status of the Bank's development in these aspects at its discretion based on divisionally specific survey results as well as other market analyses along the four categories "below average", "average", "good" and "excellent". For a classification in the "excellent" category, 150 % of the Culture & Client Factor target figure is assigned, 100 % for "good", and 50 % for "average". For "below average", the value of the Award portion is set to zero.

Taking into account the adjustments of the compensation system to the CRD 4 requirements, the LTPA will be calculated based on the modified target figures in conjunction with the achieved RTSR as well as the Culture & Client Factor. The LTPA can be a maximum of 150 % of the respective target figures.

The weighting of these two performance metrics is two-thirds for the RTSR value and one-third for the Culture & Client value.

			2014	2013
in €	Minimum	Target	Maximum	Target
Co-Chairmen				
RTSR component	0	2,533,333	3,800,000	3,066,667
Culture & Client component	0	1,266,667	1,900,000	1,533,333
LTPA total	**0**	**3,800,000**	**5,700,000**	4,600,000
Ordinary Board member				
RTSR component	0	1,600,000	2,400,000	2,000,000
Culture & Client component	0	800,000	1,200,000	1,000,000
LTPA total	**0**	**2,400,000**	**3,600,000**	3,000,000

Maximum Compensation

Following the implementation of the regulatory requirements and based on the before-stated individual compensation components, the maximum amounts are as follows.

in €	Base salary	APA	LTPA	2014 Total compensation	2013 Total compensation
Co-Chairmen					
New structure					
Target	3,800,000	1,500,000	3,800,000	9,100,000	9,200,000
Maximum	3,800,000	3,000,000	5,700,000	12,500,000	12,650,000
Ordinary Board member					
New structure					
Target	2,400,000	1,000,000	2,400,000	5,800,000	5,650,000
Maximum	2,400,000	2,000,000	3,600,000	8,000,000	7,900,000

Even after the implementation of the regulatory requirements, the total compensation of a Management Board member is subject to a separate cap of € 9.85 million which voluntarily has been set by the Supervisory Board for the overall total compensation for the 2014 financial year. Accordingly, the calculated maximum of the total compensation of € 12.5 million for the Co-Chairmen cannot take effect and therefore, the potential maximum Variable Compensation for each Co-Chairman is limited to € 6.05 million.

Long-Term Incentive/Sustainability

According to the requirements of the InstitutsVergV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion may comprise equity-based compensation components, while the remaining portion must be granted as deferred cash compensation. Both compensation components must be deferred over a multi-year period which, for the equity-based compensation components, must be followed by a retention period. During the period until payment or delivery, the compensation portions awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation may be granted on a non-deferred basis. However, at least half of this must consist of equity-based compensation components and only the remaining portion may be paid out directly in cash. Of the total Variable Compensation, no more than a maximum of 20 % may be paid out in cash immediately, while at least 80 % must be paid or delivered at a later date.

Up to and including 2013, the APA was granted, to some extent, as a non-deferred variable component ("Upfront Award"). The respective Upfront Awards amounted to a maximum of 40 % of the total Variable Compensation. In accordance with regulatory requirements, at least half of the Upfront Award amount was granted in equity-based compensation components ("Equity Upfront Award"). The Equity Upfront Awards were subject to a retention period of three years. Only after this retention period has ended may the awards be sold. The remaining portion was paid out in cash immediately ("Cash Upfront"). If regulatory requirements or bank-specific rules made it necessary, parts of the APA were granted on a deferred basis, whereby this was generally carried out in the form of deferred cash compensation components ("Restricted Incentive Awards"). The Restricted Incentive Awards vested in four equal tranches. The first tranche vested approximately one and a half years after it was granted. The remaining tranches each subsequently vested in intervals of one year. Payment took place upon vesting. The deferred cash compensation was thus disbursed over a period of approximately four and a half years.

With the implementation of the regulatory requirements in 2014 and the related increase in fixed salaries, the APA will only be granted on a deferred basis from now on, although it is in principle granted in the form of deferred cash compensation components ("Restricted Incentive Awards") with a deferral over at least four years. Therewith, non-deferred Upfront Awards are no longer granted.

The LTPA is granted 100 % on a deferred basis and only in the form of equity-based compensation components ("Restricted Equity Award"). The Restricted Equity Awards vest after four and a half years in one tranche ("cliff vesting") and have an additional retention period of six months. Accordingly, Management Board members are first permitted to dispose of the equities after approximately five years if the entitlement has not been forfeited due to infringements of forfeiture conditions during this period.

The following chart shows the payment date for the immediate cash compensation and specifically the time period for the payment or the delivery of the other Variable Compensation components in the five consecutive years following the grant year.

Timeframe for payment or delivery and non-forfeiture for the Management Board (from 2014)

in %	Grant year	1st subsequent year	2nd subsequent year	3rd subsequent year	4th subsequent year	5th subsequent year
Restricted Incentive Awards		25	25	25	25	
Restricted Equity Awards					100	100

■ Vesting and/or non-forfeiture, aligned with payment or delivery.
▨ Vesting followed by a retention period until delivery; subject to individual forfeiture conditions during the retention period.

As Restricted Incentive Awards do not bear interest prior to payment, a one-time premium in the amount of 2 % is added upon grant.

Equity-based awards granted are entitled to a dividend equivalent to align the award with the actually paid dividend and thus with the return for the shareholder. The dividend equivalent is determined according to the following formula:

$$\frac{\text{Actual dividend} \times \text{Number of share awards}}{\text{Deutsche Bank share price on date dividend is paid}}$$

Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods, in order to create a long-term incentive. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or termination for cause, and – with regard to Restricted Equity Awards and Restricted Incentive Awards – also due to a negative Group result or individual negative contributions to results. In addition, the LTPA will be forfeited completely if the statutory or regulatory minimum requirements for the core capital ratio are not met during this period.

Limitations in the Event of Exceptional Developments

In the event of exceptional developments (for example, the sale of large investments), the total compensation for each Management Board member is limited to a maximum amount. A payment of Variable Compensation elements will not take place if the payment of Variable Compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

Shareholding Guidelines

To foster the identification with Deutsche Bank and its shareholders, the Management Board members will be required to invest a portion of their private funds in Deutsche Bank shares. For this purpose, the Management Board members will continuously hold a number of Deutsche Bank shares in their securities accounts. Deferred, equity-based compensation may be taken into account at 75 % of its value towards fulfillment of the obligation.

In 2013, the number of shares to be held amounted to three times the annual base salary for the Co-Chairmen and two times the annual base salary for ordinary Management Board members. The adjustment to fixed compensation made in 2014 and the related reduction in variable compensation elements require an adjustment to the shareholding guidelines for the members of the Management Board. Since 2014, the number of shares to be held amounts to two times the annual base salary for the Co-Chairmen and one time the annual base salary for ordinary Management Board members.

There is a waiting period of 36 months for the Co-Chairmen and 24 months for ordinary Management Board members until which this requirement must be fulfilled. The retention obligations for shares will only become effective as from 2016 for the Co-Chairmen and as from 2015 for the ordinary Management Board members; however, all Management Board members fulfilled the requirement in 2014. Observance of the requirement is reviewed semi-annually as of June 30 and December 31. If the required number of shares is not met, the Management Board members must correct any deficiencies by the next review.

As compensation components are deferred or spread out over several years, another link to the performance of the Deutsche Bank share is established that should generally continue to exist even for the period after leaving the Management Board.

Management Board Compensation

Principles

At the end of January 2015, the Compensation Control Committee discussed in detail and prepared for the Supervisory Board as a plenary the resolution of the Supervisory Board on the determination of the Variable Compensation for Management Board members. Particular focus was placed on reviewing the appropriateness of the compensation in a horizontal analysis vis-à-vis the Bank's competitors, as well as in vertical analysis per the German Corporate Governance Codex requirements. In the context of this comparative review, the appropriateness of the compensation was reviewed with respect to:

— the ratio of fixed to variable compensation;
— the ratio of short-term to long-term compensation elements;
— the ratio of immediately due to deferred compensation elements; and
— the ratio of immediately vested compensation elements to compensation elements subject to forfeiture conditions.

In addition, the appropriateness of the total amount of compensation in relation to the average income of the employees was considered.

Base Salary

In the 2014 financial year, the annual base salary of the Management Board Co-Chairmen was € 3,800,000 each and for an ordinary Management Board member € 2,400,000.

Variable Compensation

The Supervisory Board, based on the proposal of the Compensation Control Committee, determined the Variable Compensation for the Management Board members for the 2014 financial year. When calculating and determining the amount of the APA and the LTPA, the Supervisory Board, above all, adequately considered individual Management Board members' contributions to the Bank's revenue, in addition to the Group's overall results. For this purpose, the individual contribution to the Bank's revenue was determined on the basis of the achievement of agreed objectives and was assessed separately for each member of the Management Board.

Total Compensation

The members of the Management Board collectively received in/for the 2014 financial year compensation (without fringe benefits and pension service costs) totalling € 35,277,666 (2013: € 38,496,509) for their service on the Management Board. Of that, € 19,600,000 (2013: € 10,350,000) was for base salaries, € 15,677,666 (2013: € 27,096,509) for performance-related components with long-term incentives and € 0 (2013: € 1,050,000) for performance-related components without long-term incentives.

The Supervisory Board determined the aforementioned compensation on an individual basis for 2014 as follows:

in €	Base salary	APA[1]	LTPA[2]	2014 Total compensation	2013 Total compensation
Jürgen Fitschen	3,800,000	860,625	2,001,333	6,661,958	7,474,597
Anshuman Jain	3,800,000	860,625	2,001,333	6,661,958	7,474,597
Stefan Krause	2,400,000	688,500	1,264,000	4,352,500	4,676,415
Dr. Stephan Leithner	2,400,000	803,250	1,264,000	4,467,250	4,706,250
Stuart Lewis	2,400,000	765,000	1,264,000	4,429,000	4,671,825
Rainer Neske	2,400,000	688,500	1,264,000	4,352,500	4,821,000
Henry Ritchotte	2,400,000	688,500	1,264,000	4,352,500	4,671,825
Total	**19,600,000**	**5,355,000**	**10,322,666**	**35,277,666**	38,496,509

[1] APA = Annual Performance Award/value including premium of 2 %.
[2] LTPA = Long-Term Performance Award.

Compensation in accordance with the German Corporate Governance Codex (GCGC)

The compensation for the members of the Management Board in accordance with the requirements of section 4.2.5 paragraph 3 of the GCGC is provided below. This comprises the benefits granted for the year under review including the fringe benefits, and including the maximum and minimum achievable compensation for variable compensation components. In addition, the disbursals of fixed compensation, short-term variable compensation and long-term variable compensation in/for the year under review, broken down into the relevant reference years are reported.

The following table provides the compensation granted for the 2014 financial year:

Compensation granted in 2014 (2013) according to GCGC

	Jürgen Fitschen Co-Chairman					
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	3,800,000	3,800,000	3,800,000	3,800,000	2,300,000	2,300,000
Fringe benefits	118,852	118,852	118,852	118,852	236,590	236,590
Total	3,918,852	3,918,852	3,918,852	3,918,852	2,536,590	2,536,590
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	2,861,958	5,300,000	0	8,700,000	5,024,597	6,750,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	860,625	1,500,000	0	3,000,000	1,347,930	2,000,000
Restricted Equity Awards (LTPA)	2,001,333	3,800,000	0	5,700,000	3,526,667	4,600,000
Total	2,861,958	5,300,000	0	8,700,000	5,174,597	6,900,000
Pension service costs	648,216	648,216	648,216	648,216	290,457	290,457
Total compensation (GCGC)	**7,429,026**	**9,867,068**	**4,567,068**	**13,267,068**	8,001,644	9,727,047
Total compensation[1]	**6,661,958**	**9,100,000**	**3,800,000**	**12,500,000**	7,474,597	9,200,000

[1] Without fringe benefits and pension service costs.

in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	Anshuman Jain Co-Chairman 2013 (target)
Fixed compensation (base salary)	3,800,000	3,800,000	3,800,000	3,800,000	2,300,000	2,300,000
Fringe benefits	718,914	718,914	718,914	718,914	804,032	804,032
Total	4,518,914	4,518,914	4,518,914	4,518,914	3,104,032	3,104,032
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	2,861,958	5,300,000	0	8,700,000	5,024,597	6,750,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	860,625	1,500,000	0	3,000,000	1,347,930	2,000,000
Restricted Equity Awards (LTPA)	2,001,333	3,800,000	0	5,700,000	3,526,667	4,600,000
Total	2,861,958	5,300,000	0	8,700,000	5,174,597	6,900,000
Pension service costs	857,192	857,192	857,192	857,192	692,433	692,433
Total compensation (GCGC)	**8,238,064**	**10,676,106**	**5,376,106**	**14,076,106**	8,971,062	10,696,465
Total compensation[1]	**6,661,958**	**9,100,000**	**3,800,000**	**12,500,000**	7,474,597	9,200,000

[1] Without fringe benefits and pension service costs.

in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	Stefan Krause 2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000
Fringe benefits	124,753	124,753	124,753	124,753	105,609	105,609
Total	2,524,753	2,524,753	2,524,753	2,524,753	1,255,609	1,255,609
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	1,952,500	3,400,000	0	5,600,000	3,376,415	4,350,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	688,500	1,000,000	0	2,000,000	926,415	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000
Total	1,952,500	3,400,000	0	5,600,000	3,526,415	4,500,000
Pension service costs	521,887	521,887	521,887	521,887	340,985	340,985
Total compensation (GCGC)	**4,999,140**	**6,446,640**	**3,046,640**	**8,646,640**	5,123,009	6,096,594
Total compensation[1]	**4,352,500**	**5,800,000**	**2,400,000**	**8,000,000**	4,676,415	5,650,000

[1] Without fringe benefits and pension service costs.

in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	Dr. Stephan Leithner 2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000
Fringe benefits	353,552	353,552	353,552	353,552	119,905	119,905
Total	2,753,552	2,753,552	2,753,552	2,753,552	1,269,905	1,269,905
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	2,067,250	3,400,000	0	5,600,000	3,406,250	4,350,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	803,250	1,000,000	0	2,000,000	956,250	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000
Total	2,067,250	3,400,000	0	5,600,000	3,556,250	4,500,000
Pension service costs	561,694	561,694	561,694	561,694	360,800	360,800
Total compensation (GCGC)	**5,382,496**	**6,715,246**	**3,315,246**	**8,915,246**	5,186,955	6,130,705
Total compensation[1]	**4,467,250**	**5,800,000**	**2,400,000**	**8,000,000**	4,706,250	5,650,000

[1] Without fringe benefits and pension service costs.

						Stuart Lewis
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000
Fringe benefits	84,937	84,937	84,937	84,937	89,844	89,844
Total	2,484,937	2,484,937	2,484,937	2,484,937	1,239,844	1,239,844
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	2,029,000	3,400,000	0	5,600,000	3,371,825	4,350,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	765,000	1,000,000	0	2,000,000	921,825	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000
Total	2,029,000	3,400,000	0	5,600,000	3,521,825	4,500,000
Pension service costs	551,095	551,095	551,095	551,095	351,335	351,335
Total compensation (GCGC)	**5,065,032**	**6,436,032**	**3,036,032**	**8,636,032**	5,113,004	6,091,179
Total compensation[1]	**4,429,000**	**5,800,000**	**2,400,000**	**8,000,000**	4,671,825	5,650,000

[1] Without fringe benefits and pension service costs.

						Rainer Neske
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000
Fringe benefits	96,155	96,155	96,155	96,155	104,900	104,900
Total	2,496,155	2,496,155	2,496,155	2,496,155	1,254,900	1,254,900
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	1,952,500	3,400,000	0	5,600,000	3,521,000	4,350,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	688,500	1,000,000	0	2,000,000	1,071,000	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000
Total	1,952,500	3,400,000	0	5,600,000	3,671,000	4,500,000
Pension service costs	539,553	539,553	539,553	539,553	348,352	348,352
Total compensation (GCGC)	**4,988,208**	**6,435,708**	**3,035,708**	**8,635,708**	5,274,252	6,103,252
Total compensation[1]	**4,352,500**	**5,800,000**	**2,400,000**	**8,000,000**	4,821,000	5,650,000

[1] Without fringe benefits and pension service costs.

						Henry Ritchotte
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000
Fringe benefits	289,842	289,842	289,842	289,842	132,370	132,370
Total	2,689,842	2,689,842	2,689,842	2,689,842	1,282,370	1,282,370
One-year variable compensation	0	0	0	0	150,000	150,000
thereof:						
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000
Multi-year variable compensation	1,952,500	3,400,000	0	5,600,000	3,371,825	4,350,000
thereof:						
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	688,500	1,000,000	0	2,000,000	921,825	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000
Total	1,952,500	3,400,000	0	5,600,000	3,521,825	4,500,000
Pension service costs	530,086	530,086	530,086	530,086	344,689	344,689
Total compensation (GCGC)	**5,172,428**	**6,619,928**	**3,219,928**	**8,819,928**	5,148,884	6,127,059
Total compensation[1]	**4,352,500**	**5,800,000**	**2,400,000**	**8,000,000**	4,671,825	5,650,000

[1] Without fringe benefits and pension service costs.

The following table provides the disbursals in/for the 2014 financial year:

Disbursals paid out in 2014 (2013) according to GCGC

	Jürgen Fitschen Co-Chairman		Anshuman Jain Co-Chairman		Stefan Krause		Dr. Stephan Leithner	
in €	2014	2013	2014	2013	2014	2013	2014	2013
Fixed compensation	3,800,000	2,300,000	3,800,000	2,300,000	2,400,000	1,150,000	2,400,000	1,150,000
Fringe benefits	118,852	236,590	718,914	804,032	124,753	105,609	353,552	119,905
Total	3,918,852	2,536,590	4,518,914	3,104,032	2,524,753	1,255,609	2,753,552	1,269,905
One-year variable compensation	0	150,000	0	150,000	0	150,000	0	150,000
thereof immediately paid out	0	150,000	0	150,000	0	150,000	0	150,000
Multi-year variable compensation	420,542	1,642,906	829,761	4,425,616	446,444	2,017,466	0	0
thereof Equity Upfront Awards:								
EUA for 2010 (until 2014)	420,542	0	829,761	0	446,444	0	0	0
thereof Restricted Incentive Awards:								
RIA for 2011 (until 2016)	0	356,221	0	1,051,846	0	356,221	0	0
RIA for 2010 (until 2015)	0	199,943	0	1,091,853	0	212,257	0	0
RIA for 2009 (until 2013)	0	68,480	0	234,988	0	91,306	0	0
thereof Restricted Equity Awards:								
REA for 2009 (until 2013)	0	1,018,262	0	2,046,929	0	1,357,682	0	0
Total	420,542	1,792,906	829,761	4,575,616	446,444	2,167,466	0	150,000
Pension service costs	648,216	290,457	857,192	692,433	521,887	340,985	561,694	360,800
Total compensation (GCGC)	**4,987,610**	4,619,953	**6,205,867**	8,372,081	**3,493,084**	3,764,060	**3,315,246**	1,780,705

	Stuart Lewis		Rainer Neske		Henry Ritchotte	
in €	2014	2013	2014	2013	2014	2013
Fixed compensation	2,400,000	1,150,000	2,400,000	1,150,000	2,400,000	1,150,000
Fringe benefits	84,937	89,844	96,155	104,900	289,842	132,370
Total	2,484,937	1,239,844	2,496,155	1,254,900	2,689,842	1,282,370
One-year variable compensation	0	150,000	0	150,000	0	150,000
thereof immediately paid out	0	150,000	0	150,000	0	150,000
Multi-year variable compensation	0	0	433,493	1,649,063	0	0
thereof Equity Upfront Awards:						
EUA for 2010 (until 2014)	0	0	433,493	0	0	0
thereof Restricted Incentive Awards:						
RIA for 2011 (until 2016)	0	0	0	356,221	0	0
RIA for 2010 (until 2015)	0	0	0	206,100	0	0
RIA for 2009 (until 2013)	0	0	0	68,480	0	0
thereof Restricted Equity Awards:						
REA for 2009 (until 2013)	0	0	0	1,018,262	0	0
Total	0	150,000	433,493	1,799,063	0	150,000
Pension service costs	551,095	351,335	539,553	348,352	530,086	344,689
Total compensation (GCGC)	**3,036,032**	1,741,179	**3,469,201**	3,402,315	**3,219,928**	1,777,059

In 2014, the Supervisory Board decided to suspend for all Management Board members the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in August 2014. Accordingly, the above table does not contain the respective compensation elements which were not disbursed (or delivered – in case of share based elements) in August 2014.

Compensation in accordance with the German Accounting Standard No. 17 (GAS 17)

In accordance with the requirements of the GAS 17, the members of the Management Board collectively received in the 2014 financial year compensation totalling € 31,709,671 (2013: € 36,890,500) for their service on the Management Board. Of that, € 19,600,000 (2013: € 10,350,000) was for base salaries, € 1,787,005 (2013: € 1,593,250) for fringe benefits, € 10,322,666 (2013: € 23,897,250) for performance-related components with long-term incentives and € 0 (2013: € 1,050,000) for performance-related components without long-term incentives.

In accordance with German Accounting Standard No. 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e. in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. Based on this the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2014 and 2013, including the non-performance-related fringe benefits and the service costs for pension benefits.

Compensation according to GAS 17

	Jürgen Fitschen Co-Chairman		Anshuman Jain Co-Chairman		Stefan Krause		Dr. Stephan Leithner	
in €	2014	2013	2014	2013	2014	2013	2014	2013
Compensation								
Performance-related components								
Without long-term incentives								
Immediately paid out	0	150,000	0	150,000	0	150,000	0	150,000
With long-term incentives								
Cash-based								
Restricted Incentive Award(s) paid	0	624,644	0	2,378,687	0	659,784	0	0
Share-based								
Equity Upfront Award(s)	0	150,000	0	150,000	0	150,000	0	150,000
Restricted Equity Award(s)	2,001,333	3,526,667	2,001,333	3,526,667	1,264,000	2,300,000	1,264,000	2,300,000
Non-performance-related components								
Base salary	3,800,000	2,300,000	3,800,000	2,300,000	2,400,000	1,150,000	2,400,000	1,150,000
Benefits								
Non-performance-related components								
Fringe benefits	118,852	236,590	718,914	804,032	124,753	105,609	353,552	119,905
Pension service costs	648,216	290,457	857,192	692,433	521,887	340,985	561,694	360,800
Total (excl. Service costs)	**5,920,185**	6,987,901	**6,520,247**	9,309,386	**3,788,753**	4,515,393	**4,017,552**	3,869,905
Total (incl. Service costs)	**6,568,401**	7,278,358	**7,377,439**	10,001,819	**4,310,640**	4,856,378	**4,579,246**	4,230,705

	Stuart Lewis		Rainer Neske		Henry Ritchotte		Total	
in €	2014	2013	2014	2013	2014	2013	2014	2013
Compensation								
Performance-related components								
Without long-term incentives								
Immediately paid out	0	150,000	0	150,000	0	150,000	0	1,050,000
With long-term incentives								
Cash-based								
Restricted Incentive Award(s) paid	0	0	0	630,801	0	0	0	4,293,916
Share-based								
Equity Upfront Award(s)	0	150,000	0	150,000	0	150,000	0	1,050,000
Restricted Equity Award(s)	1,264,000	2,300,000	1,264,000	2,300,000	1,264,000	2,300,000	10,322,666	18,553,334
Non-performance-related components								
Base salary	2,400,000	1,150,000	2,400,000	1,150,000	2,400,000	1,150,000	19,600,000	10,350,000
Benefits								
Non-performance-related components								
Fringe benefits	84,937	89,844	96,155	104,900	289,842	132,370	1,787,005	1,593,250
Pension service costs	551,095	351,335	539,553	348,352	530,086	344,689	4,209,723	2,729,051
Total (excl. Service costs)	**3,748,937**	3,839,844	**3,760,155**	4,485,701	**3,953,842**	3,882,370	**31,709,671**	36,890,500
Total (incl. Service costs)	**4,300,032**	4,191,179	**4,299,708**	4,834,053	**4,483,928**	4,227,059	**35,919,394**	39,619,551

In 2014, the Supervisory Board decided to suspend for all Management Board members the tranches of deferred compensation elements which were subject to non-forfeiture or due to vest in August 2014. Accordingly, the table above does not contain the Restricted Incentive Awards which were not disbursed in August 2014.

With respect to 2013, the total compensation amounts presented include the third tranche of the Restricted Incentive Awards granted in 2010 for the financial year 2009, totalling € 463,254; the second tranche of the Restricted Incentive Awards granted in 2011 for the financial year 2010, totalling € 1,710,153; and the first tranche of the Restricted Incentive Awards granted in 2012 for the financial year 2011, totalling € 2,120,509.

Share awards

The number of share awards in the form of Restricted Equity Awards (REA) granted in 2015 for the year 2014 to each member of the Management Board was determined by dividing the respective euro amounts by € 27.108 the average Deutsche Bank AG XETRA share closing prices on the first ten trading days in February 2015 (prior year: € 35.4385 = average of the XETRA closing prices of a Deutsche Bank AG share on the first ten trading days in February 2014).

As a result, the number of share awards granted was as follows (rounded):

Members of the Management Board

Units	Year	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)
Jürgen Fitschen	2014	0	73,828
	2013	4,233	99,515
Anshuman Jain	2014	0	73,828
	2013	4,233	99,515
Stefan Krause	2014	0	46,628
	2013	4,233	64,901
Dr. Stephan Leithner	2014	0	46,628
	2013	4,233	64,901
Stuart Lewis	2014	0	46,628
	2013	4,233	64,901
Rainer Neske	2014	0	46,628
	2013	4,233	64,901
Henry Ritchotte	2014	0	46,628
	2013	4,233	64,901

Management Board members do not receive any compensation for mandates on boards of Deutsche Bank subsidiaries.

Pension and Transitional Benefits

The Supervisory Board allocates an entitlement to pension plan benefits to the Management Board members. These entitlements involve a defined contribution pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account.

Up to and including 2013, this annual contribution was calculated using an individual contribution rate on the basis of each member's base salary and total bonus up to a defined ceiling, and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 onwards, the part of the pension account which consists of contributions made up to and including contribution year 2013 is credited with an annual interest payment of 6 % up to the date of retirement.

As part of the redesign of the compensation system, the pension commitment was modified with effect from January 1, 2014. Management Board members now receive a contribution in the form of a contractually agreed fixed annual amount in Euro. The contribution accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 4 % per year up to the age of 60. From the age of 61 onwards, the part of the pension account which consists of contributions made as of 2014 is credited with an annual interest payment of 4 % up to the date of retirement.

The annual contributions, taken together, form the pension amount available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In connection with his exit from the Bank, Dr. Ackermann was entitled to a transition payment in 2014. The contractually agreed transition payment in form of a one-time payment was € 2,750,000.

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2014 and 2013 as well as the corresponding defined benefit obligations for each current member of the Management Board as of December 31, 2014 and December 31, 2013. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates, as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board	Annual contribution, in the year[1]		Interest credit, in the year		Account balance, end of year		Service cost, in the year		Present value of the defined benefit obligation, end of year	
in €	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Jürgen Fitschen	650,000	230,000	65,351	48,633	1,804,524	1,089,173	648,216	290,457	1,935,819	1,442,337
Anshuman Jain	903,500	690,000	0	0	2,016,125	1,112,625	857,192	692,433	1,884,104	1,129,633
Stefan Krause	536,000	327,750	0	0	3,522,137	2,986,137	521,887	340,985	3,336,863	3,036,880
Dr. Stephan Leithner	620,000	396,750	0	0	1,258,250	638,250	561,694	360,800	1,128,360	586,293
Stuart Lewis	600,000	379,500	0	0	1,210,938	610,938	551,095	351,335	1,103,545	571,042
Rainer Neske	576,000	362,250	0	0	3,372,865	2,796,865	539,553	348,352	3,068,819	2,628,520
Henry Ritchotte	556,000	345,000	0	0	1,112,313	556,313	530,086	344,689	1,053,970	561,276

[1] Including age-related factor.

Other Benefits upon Premature Termination

The Management Board members are in principle entitled to receive a severance payment upon early termination of their appointment at the Bank's initiative, provided the Bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

If a Management Board member leaves office in connection with a change of control, he is also, under certain conditions, entitled in principle to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is again based on the annual compensation for the previous financial year.

The severance payment mentioned above is determined by the Supervisory Board and within its sole discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed for			
	share-based compensation components		cash-based compensation components	
in €	2014	2013	2014	2013
Jürgen Fitschen	734,201	1,196,942	1,278,486	1,117,213
Anshuman Jain	707,318	3,152,852	2,140,366	2,693,501
Stefan Krause	464,263	1,107,799	946,856	919,828
Dr. Stephan Leithner	496,929	103,399	500,137	172,939
Stuart Lewis	447,126	103,399	487,735	172,939
Rainer Neske	487,657	1,103,157	996,551	916,694
Henry Ritchotte	484,343	103,399	487,735	172,939

Management Board Share Ownership

As of February 21, 2015 and February 21, 2014, respectively, the current members of the Management Board held Deutsche Bank shares as presented below:

Members of the Management Board		Number of shares
Jürgen Fitschen	2015	262,166
	2014	205,173
Anshuman Jain	2015	786,188
	2014	615,276
Stefan Krause	2015	35,065
	2014	27,442
Dr. Stephan Leithner	2015	85,736
	2014	57,488
Stuart Lewis	2015	51,347
	2014	32,530
Rainer Neske	2015	100,777
	2014	95,533
Henry Ritchotte	2015	234,996
	2014	166,526
Christian Sewing	2015	30,488
Total	**2015**	**1,586,763**
	2014	1,199,968

The current members of the Management Board held an aggregate of 1,586,763 Deutsche Bank shares on February 21, 2015, amounting to approximately 0.12 % of Deutsche Bank shares issued on that date.

The following table shows the number of share awards held by the Management Board members as of February 21, 2014 and February 21, 2015 as well as the number of share awards newly granted, delivered or forfeited in this period.

Members of the Management Board	Balance as of Feb 21, 2014	Granted	Delivered	Forfeited	Balance as of Feb 21, 2015
Jürgen Fitschen	206,872	87,642	0	0	294,514
Anshuman Jain	368,930	95,502	0	0	464,432
Stefan Krause	158,565	56,801	0	0	215,366
Dr. Stephan Leithner	187,181	59,914	50,888	0	196,207
Stuart Lewis	125,128	55,688	18,506	0	162,310
Rainer Neske	158,010	56,774	0	0	214,784
Henry Ritchotte	158,960	58,709	33,706	0	183,963

Compensation System for Supervisory Board Members

The compensation principles for Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. Accordingly, the following provisions apply:

The members of the Supervisory Board receive fixed annual compensation ("Supervisory Board Compensation"). The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation as follows:

	Dec 31, 2014	
in € Committee[1]	Chairperson	Member
Audit Committee	200,000	100,000
Risk Committee	200,000	100,000
Nomination Committee[2]	100,000	50,000
Mediation Committee	0	0
Integrity Committee[3]	200,000	100,000
Chairman's Committee	100,000	50,000
Compensation Control Committee	100,000	50,000

[1] Members of the committees are listed under Supplementary Information of the Financial Report.
[2] Until July 16, 2014 for Nomination Committee work no additional compensation was paid.
[3] Until July 16, 2014 for Integrity Committee work additional fixed annual compensation was paid as follows: Chair: € 100,000, members: € 50,000.

75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal.

In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year.

The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including any value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work shall be paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman will be appropriately reimbursed for travel expenses incurred in performing representative tasks that his function requires and for the costs of security measures required on account of his function.

In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount, with a deductible, in any financial liability insurance policy held by the company. The premiums for this are paid by the company.

Supervisory Board Compensation for the 2014 Financial Year

Individual members of the Supervisory Board received the following compensation for the 2014 financial year (excluding value added tax).

	Compensation for fiscal year 2014		Compensation for fiscal year 2013	
Members of the Supervisory Board in €	Fixed	Paid out in February 2015	Fixed	Paid out in February 2014
Dr. Paul Achleitner	818,548	613,911	645,833	484,374
Karin Ruck[1]	0	0	125,000	125,000
Alfred Herling	272,849	204,637	187,500	140,625
Wolfgang Böhr[1]	0	0	41,667	41,667
Frank Bsirske	222,849	167,137	95,833	71,874
John Cryan	400,000	300,000	233,333	174,999
Dina Dublon	200,000	150,000	33,333	24,999
Dr. Karl-Gerhard Eick[1]	0	0	125,000	125,000
Katherine Garrett-Cox	100,000	75,000	100,000	75,000
Timo Heider	172,849	129,637	87,500	65,625
Sabine Irrgang	172,849	129,637	87,500	65,625
Prof. Dr. Henning Kagermann	222,849	167,137	200,000	150,000
Martina Klee	172,849	129,637	129,167	96,875
Suzanne Labarge[2]	100,000	100,000	200,000	150,000
Peter Löscher	172,849	129,637	129,167	96,875
Henriette Mark	200,000	150,000	200,000	150,000
Louise Parent[3]	91,667	68,750	0	0
Gabriele Platscher	200,000	150,000	158,333	118,749
Bernd Rose	200,000	150,000	116,667	87,500
Rudolf Stockem	200,000	150,000	158,333	118,749
Stephan Szukalski	100,000	75,000	58,333	43,749
Dr. Johannes Teyssen	122,849	92,137	100,000	75,000
Marlehn Thieme[1]	0	0	83,333	83,333
Georg Thoma	245,699	184,274	116,667	87,500
Tilman Todenhöfer[4]	0	0	125,000	125,000
Prof. Dr. Klaus Rüdiger Trützschler	200,000	150,000	200,000	150,000
Stefan Viertel[1]	0	0	41,667	41,667
Renate Voigt[1]	0	0	41,667	41,667
Werner Wenning[1]	0	0	41,667	41,667
Total	**4,588,710**	**3,466,532**	3,862,500	3,053,119

1 Member until May 23, 2013.
2 Member until June 30, 2014.
3 Member since July 1, 2014.
4 Member until October 31, 2013.

Following the submission of invoices in February 2015, 25 % of the compensation determined for each Supervisory Board member for the 2014 financial year was converted into notional shares of the company on the basis of a share price of € 25.676 (average closing price on the Frankfurt Stock Exchange (Xetra) during the last ten trading days of January 2015, calculated to three digits after the decimal point). Members who left the Supervisory Board in 2014 were paid the entire amount of compensation in cash.

The following table shows the number of notional shares to three decimal places that were converted in February 2015 (2014) for members of the Supervisory Board as part of their 2014 (2013) compensation as well as the number of notional shares accumulated during the respective membership to the Supervisory Board:

Members of the Supervisory Board	number of notional shares			
	converted in February 2015 as part of the compensation 2014	converted in February 2014 as part of the compensation 2013	Total (cumulative)	Paid out in February 2015[2] in €
Dr. Paul Achleitner	7,969.976	4,370.945	12,340.921	0
Alfred Herling	2,656.659	1,268.948	3,925.607	0
Frank Bsirske	2,169.823	648.592	2,818.415	0
John Cryan	3,894.688	1,579.180	5,473.868	0
Dina Dublon	1,947.344	225.597	2,172.941	0
Katherine Garrett-Cox	973.672	676.791	1,650.463	0
Timo Heider	1,682.987	592.193	2,275.180	0
Sabine Irrgang	1,682.987	592.193	2,275.180	0
Prof. Dr. Henning Kagermann	2,169.823	1,353.583	3,523.406	0
Martina Klee	1,682.987	874.189	2,557.176	0
Suzanne Labarge [1]	0	1,353.583	1,353.583	34,755
Peter Löscher	1,682.987	874.189	2,557.176	0
Henriette Mark	1,947.344	1,353.583	3,300.927	0
Louise Parent	892.533	0	892.533	0
Gabriele Platscher	1,947.344	1,071.586	3,018.930	0
Bernd Rose	1,947.344	789.590	2,736.934	0
Rudolf Stockem	1,947.344	1,071.586	3,018.930	0
Stephan Szukalski	973.672	394.795	1,368.467	0
Dr. Johannes Teyssen	1,196.151	676.791	1,872.942	0
Georg Thoma	2,392.301	789.590	3,181.891	0
Prof. Dr. Klaus Rüdiger Trützschler	1,947.344	1,353.583	3,300.927	0
Total	**43,705.305**	21,911.123	**65,616.428**	**34,755**

[1] Member of the Supervisory Board until June 30, 2014.
[2] At a value of € 25.676 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2015.

All employee representatives on the Supervisory Board, with the exception of Mr. Bsirske and Mr. Stockem, are employed by us. In the 2014 financial year, we paid such members a total amount of € 1.10 million in the form of salary, retirement and pension compensation in addition to their Supervisory Board compensation.

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with the termination of such employment. During 2014, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

With the agreement of the Bank's Management Board, Dr. Achleitner performs representative functions in various ways on an unpaid basis for the Bank and participates in opportunities for referrals of business for the Bank. These tasks are related to the functional responsibilities of the Chairman of the Supervisory Board of Deutsche Bank AG. In this respect, the reimbursement of costs is regulated in the Articles of Association. On the basis of a separate contractual agreement, the Bank provides Dr. Achleitner with infrastructure and support services free of charge for his services in the interest of the Bank. He is therefore entitled to avail himself of internal resources for preparing and carrying out his activities. The Bank's security and car services are available for Dr. Achleitner to use free of charge for these tasks. The Bank also reimburses travel expenses and participation fees and covers the taxes for any non-cash benefits provided. On September 24, 2012, the Chairman's Committee approved the conclusion of this agreement. The provisions apply for the duration of Dr. Achleitner's tenure as Chairman of the Supervisory Board and are reviewed on an annual basis for appropriateness. Under this agreement between Deutsche Bank and Dr. Achleitner, support services equivalent to € 206,000 (2013: € 185,000) were provided and reimbursements for expenses amounting to € 196,271 (2013: € 137,502) were paid during the 2014 financial year.

The Chairman's Committee of the Supervisory Board of Deutsche Bank approved all existing mandates between Shearman & Sterling LLP and Deutsche Bank AG (and its affiliated companies) at the point in time when Mr Thoma was appointed to the Supervisory Board as well as all new mandates in which Deutsche Bank AG (or its affiliated companies) were service recipients. Under these mandates, payments of approximately € 5.0 million were made by companies of Deutsche Bank Group to Shearman & Sterling LLP in the reporting period January 1, 2014 to December 31, 2014 (2013 since Mr. Thoma's appointment: € 2.3 million). This does not include significant amounts that were invoiced via lead book runners and consequently not booked, either by Shearman & Sterling LLP or by the Bank, as payments from the Bank to Shearman & Sterling LLP. Mr. Thoma had no involvement in any of the mandates. He participates in the economic success of Shearman & Sterling LLP merely through his capacity as one of 157 equity partners (as of December 31, 2014). Upon termination of December 31, 2014, he retired as equity partner of Shearman & Sterling LLP.

Corporate Responsibility

Strengthening governance and controls, increasing operational excellence and meeting new regulatory standards have continued to be priorities for Deutsche Bank in 2014. In addition to these challenges, we strive to earn trust by demonstrating the Bank's value to society, which includes our involvement in global issues such as promoting access to education, social inclusion or climate change.

Our revised Code of Business Conduct and Ethics defines our commitment to Sustainability, which is at the heart of our Corporate Responsibility principles. We believe that being economically successful and internationally competitive generates value for our stakeholders. We consider the environmental and social impact of our actions and apply high environmental and social standards to our business to support a sustainable future.

This commitment is in line with Strategy 2015+ and reflects our Values and Beliefs. We consider these obligations with respect to the diverse perspectives and changing needs of all our stakeholders.

In this complex environment, we have continued to intensify our efforts to steer the Bank's core business with sustainability in mind. Our approach is built around increasing transparency, exploring opportunities arising from global trends, and managing potential environmental and social risks.

Our commitment extends well beyond our core business. As a corporate citizen, Deutsche Bank is uniquely positioned to bring to scale new ideas that address acute global challenges.

Environmental and social risks

Due diligence on environmental and social (ES) risk is required by our ES Risk Framework as an integral part of the approval process for all transactions, especially for business activities in sensitive sectors. We provided practical guidance to our banking teams, including on how to engage with clients around their business practices. We also established a position on activities in or near World Heritage Sites and reconfirmed our commitment to halt deforestation. Together with other banks and investors, we engaged on developing an approach toward managing carbon asset risk. We implemented a major IT project to improve the transaction review process and enlarge its coverage.

The number of transactions reviewed under the ES Risk Framework grew again in 2014 to 1,250 (2013: 721), demonstrating the banking teams' increased awareness of these risks.

Training is a powerful tool to help the Bank's businesses apply the guidelines and strengthen our ES risk management process. We developed a training concept, which adds to initiatives such as Sustainability Days, Earth Week and presentations at business events to increase awareness and understanding of sustainability risks further. The training will be rolled out globally in 2015.

ESG factors in Asset Management

We continued to develop our efforts to integrating environmental, social and governance (ESG) issues in the investment process. To push these efforts Deutsche Asset & Wealth Management implemented a central team in 2014, which is responsible for realizing the ESG-strategy and its coordination cross-departmentally, as well as the development and improvement of capacities and competencies in the field of sustainable investing. We believe this is a precondition for achieving the best possible long term performance for our clients and see it as a part of our fiduciary duty.

In 2014, we developed a proprietary research tool that uses data supplied by five leading external data providers, maximizing objectivity and reliability. Using this new "ESG Engine", we can screen for up to 1,500 subsets of corporate ESG behaviours for more than 5,000 companies. Besides the ability to develop any active/passive product and an ESG overly to any existing product, this gives us the opportunity to design products tailored to the specific ESG standards of individual investors.

At the end of 2014, the Bank managed assets of approximately € 5.4 billion invested on the basis of ESG criteria (2013: € 5.1 billion).

Raising capital for environmental and social investment

Deutsche Bank is one of the leading private sector financier in clean energy. In 2014, Deutsche Bank allocated more than € 978 million (2013: € 782,9 million) to clients' renewable energy projects. We advised and provided financing to projects with a total capacity of 1,793 MW, worth € 4.3 billion.

Green bonds offer a novel way to unlock the capital for projects that benefit the environment and society, using the debt capital markets to raise funds for developments such as renewable energy, energy efficiency and clean water. Deutsche Bank joined 12 other major financial institutions in publishing the Green Bond Principles at the beginning of 2014, which provide a framework for integrity and transparency of this product. They set out requirements for designating, disclosing, managing and reporting on capital raised from a Green Bond to ensure that the funds will make a difference for people and the environment.

The clarity provided by the Principles has helped the market grow four-fold last year. Deutsche Bank was the lead manager for several major issues, including a € 1.5 billion bond for KfW and the first green bond raising £ 250 million for Unilever.

Carbon neutral operations

The Bank operated in 2014 once again on a carbon neutral basis by investing in energy efficiency projects, using renewable electricity, and offsetting remaining emissions by purchasing and retiring high-grade offset certificates.

Tackling social challenges

As a global universal bank, Deutsche Bank is uniquely positioned to help enable communities and economies to prosper. With a total investment of € 80.5 million in 2014 (2013: € 78.2 million), Deutsche Bank and its foundations continue to be among the world's most active corporate citizens. More than 5.8 million people benefited from our programs last year.

We rolled out the *Born to Be* Youth Engagement Programme across Europe, Asia, South Africa and the Americas. It focuses on removing barriers to education and personal development, encourages young people to develop the skills to pursue their aspirations and prepares them for the world of work. In 2014, *Born to Be* has reached more than one million young people around the globe.

Our social investment programs have touched the lives of 1.6 million people in 2014. They range from microfinance and impact investing via community development and building enterprise initiatives to support for the disadvantaged. As a pioneer and thought-leader in microfinance, we have lent approximately US $ 330 million to over 130 microfinance institutions in 51 different countries and have seeded an estimated 3.9 million microloans worth US $ 1.8 billion since 1997. And more and more of our employees make their professional skills available to support social enterprises.

Forward-thinking and innovation are required to meet the challenges of the future. The Alfred Herrhausen Society's *Urban Age* conferences, which tackle the problems of the world's megacities, are now in their 10th year and have reached more than 5,000 attendees. And the *Landmarks in the Land of Ideas* competition has championed more than 2,700 innovative concepts that promote urban and rural development in Germany since its start in 2006.

Our strategic partnerships with renowned cultural institutions make art and music accessible to wider audiences and provide a platform for young talent. The 25-year partnership with the Berliner Philharmoniker which we celebrated in 2014, has brought forth not only the unique *Digital Concert Hall*, but also influenced more than 37,000 young people who have taken part in the *Education Programme* since 2002. And for more than 35 years, we have provided access to contemporary art at more than 900 locations around the world – through exhibitions, targeted educational programs and partnerships. In total, our art and music programs reached more than three million people in 2014.

Last but not least, about 17,000 colleagues (21 % of global staff) volunteered more than 190,000 hours of their time, skills, and expertise in 2014, maximising the impact of our initiatives and tangibly demonstrating how the Bank and its employees combine a culture of performance with a culture of responsibility.

Employees

Group Headcount

As of December 31, 2014 we employed a total of 98,138 staff members as compared to 98,254 as of December 31, 2013. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2014, 2013 and 2012.

Employees[1]	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Germany	45,392	46,377	46,308
Europe (outside Germany), Middle East and Africa	23,063	23,186	23,755
Asia/Pacific	19,023	18,361	17,827
North America[2, 3]	10,054	9,752	9,787
Latin America	606	578	542
Total employees[3]	**98,138**	98,254	98,219

1 Full-time equivalent employees; in 2014, the employees of Mauritius previously shown in Europe (outside Germany), Middle East and Africa were assigned to Asia/Pacific; numbers for 2013 (186 employees) and 2012 (197 employees) have been reclassified to reflect this. In 2013, the employees of Pakistan previously shown in Asia/Pacific were assigned to Middle East; numbers for 2012 (79 employees) have been reclassified to reflect this.
2 Primarily the United States.
3 The Cosmopolitan of Las Vegas has been sold in 2014. The nominal headcount of The Cosmopolitan of Las Vegas is 4,393 as of December 31, 2013 compared to 4,371 as of December 31, 2012. The headcount number is composed of full time and part time employees and is not part of the full time equivalent employees figures.

The number of our employees decreased in 2014 by 117 or 0.1 % due to the following factors:

— In Corporate Banking & Securities (CB&S), the number of staff went down by 150 primarily due to adjustments related to the market development.
— In Global Transaction Banking (GTB), the number of employees increased by 52 mostly driven by the development in Trade Finance.
— The number of staff in Deutsche Asset & Wealth Management (Deutsche AWM) decreased by 136. This was particularly a result of the divestment of Tilney in the UK and adjustments related to Sal. Oppenheim entities in Germany.
— Total staff in Private & Business Clients (PBC) increased by 165 driven by the set up of a joint Banking Services Platform in Germany.
— In the Non-Core Operations Unit (NCOU), the number of employees decreased by 1,291 primarily as a result of the divestment of BHF-BANK in Germany.
— In our Infrastructure functions, staff numbers increased by 1,243, mainly due to further build out of our operative platform and due to strengthening of control functions, e.g. Compliance, Risk and Audit.


Employees
in %
50
40
30
20
10
0
8,4 8,5 8,7
4,2 4,2 4,4
6,1 6,2 6,6
38,8 38,6 38,6
0,3 1,6 1,7
42,2 40,9 40,0
Corporate Banking & Securities
Global Transaction Banking
Deutsche Asset & Wealth Management
Private & Business Clients
Non-Core Operations Unit
Infrastructure/ Regional Management
2014
2013
2012

Labor Relations

In Germany, labor unions and employers' associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers' associations and are bound by collective bargaining agreements.

Each year, our employers' association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2014 includes a pay raise of 2.4 % from July 2014 and a second pay rise of 2.1 % from July 2015 on, plus a single payment of € 150 in January 2015. The existing collective bargaining agreement regarding early retirement has not been extended and ends April 2016.

Our employers' association negotiates with the following unions:

- ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen;
- Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister);
- Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft);
- Komba Gewerkschaft (public service union, only relevant for Postbank);
- DPVKom – Die Kommunikationsgewerkschaft (only relevant for Postbank).

German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are union members. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself has traditionally had a significantly higher unionization rate of approximately 60 %). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25 %).

As of December 31, 2014, 34 % of Postbank staff members in Germany are civil servants (full-time equivalent basis), compared to 38 % as of December 31, 2013.

Post-Employment Benefit Plans

We sponsor a number of post-employment benefit plans on behalf of our employees, both defined contribution plans and defined benefit plans.

In our globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 2 million our global actuary reviews the valuations provided by locally appointed actuaries in each country.

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.

For a further discussion on our employee benefit plans see Note 35 “Employee Benefits” to our consolidated financial statements.

The strategic Human Resources agenda

HR priorities strongly support the Bank’s strategy

People are our most valuable asset. With more than 98,000 FTE from 145 nations working for Deutsche Bank, Human Resources play a vital role in fulfilling the vision to be the leading client-centric global Universal Bank. With increasingly fierce competition worldwide, attracting and retaining the best talent has never been more important to Deutsche Bank. The Bank aims to be an attractive global employer in the financial sector, and is pursuing this goal through the strategic Human Resources (HR) agenda by driving cultural transformation, making a real difference in diversity and inclusion, redesigning reward structures and fostering strong leadership and talent management.

Culture transformation

Enganging employees and embedding culture in key processes

By making culture one of the five levers of Strategy 2015+, Deutsche Bank sent a clear message to its stakeholders: a strong corporate culture, built on shared values and beliefs, is essential to the Bank’s long-term success. Culture guides behavior and decision making in a changing regulatory and economic environment. It helps the Bank choose the right course of action to the benefit of our clients and society at large. Deutsche Bank has embedded the values and beliefs in recruiting, interviewing, and onboarding processes as well as all development activities throughout the employee’s career lifecycle at Deutsche Bank.

In 2014 we changed our performance management process. Now, adherence to the values and beliefs determines 50 % of individual performance ratings, and is a determining factor in promotion decisions. Also some elements of compensation were aligned to encourage, reward and support the right behaviors and sanction wrong behaviors. This includes adding key metrics related to Deutsche Bank’s values in the year-end compensation process for members of the Management Board and employees in all divisions, developing a global approach to disciplinary practice as well as aligning the suspension, red flag and performance management processes to the disciplinary process and the year-end review.

To recognize employees who achieved exceptional business outcomes while demonstrating the Bank’s values, Deutsche Bank launched the Co-CEO sponsored ‘Living the Values’ Awards in 2014. Nearly 100 nominations were made by senior managers globally and 10 winning teams were announced.

People Survey

The findings will continue to directly influence our actions in 2015

Since 1999, Deutsche Bank has conducted regular employee surveys to assess opinions and commitment to our corporate culture as well as with other key indicators. In 2014, the Bank updated the People Survey to reflect our values and beliefs and to gauge adoption of OpEx.

In 2014, over 60,000 employees – 58 % of total workforce – responded to the survey, with Postbank participating for the first time. Since the last survey two years prior, the employees have experienced the challenges of difficult market conditions and a fluctuating share price. Against this backdrop, the employees reported in the last survey, we are making progress in building and strengthening a shared culture, much remains to be done.

While 82 % of the respondents were familiar with the values and beliefs, just under 50 % believed that living our values will have a positive impact on achieving Strategy 2015+. Meanwhile, 35 % have experienced changes in behavior.

Commitment levels (66 %, down from 73 % in 2012) as explained above remain in line with the financial services benchmark and employees said they felt more able to use their skills and abilities (68 %, up from 64 % in 2012). However, employees were less willing to recommend Deutsche Bank to others, indicating reduced pride in the organization.

Including questions about the values and how employees experience them yielded valuable insights. While the employees appreciate some of the changes they have seen, such as balancing risk, valuing entrepreneurship, identifying risks, earning clients' trust, valuing diversity and improving processes, there is still work to be done. The survey revealed that we need to continue creating links between performance and consequences that are visible to employees and allowing for more time to think creatively. Many employees also perceive it as challenging to secure adequate resources to do their job. The Bank interprets this as a need to further transform and adapt our business and people practices where necessary as part of the Bank's culture change.

The results of the survey were communicated in June 2014. The feedback was clear: The Bank needs to turn words into action and reignite employee pride. Since then all divisions have prioritized and are taking follow-up action. For example, Deutsche Asset & Wealth Management (Deutsche AWM) has enhanced its cross-divisional collaboration procedures, Global Transaction Banking (GTB) conducted regular reviews of its business offering, regional footprint and client portfolio to ensure long-term sustainable performance and Group Technology & Operations established Innovation Labs in Silicon Valley, London and Berlin.

Making a real difference in diversity and inclusion

Female representation in leadership positions has increased

Deutsche Bank recognizes the value of a diverse and inclusive organization. The Bank embraces the opportunities and challenges represented by demographic changes. However, diverse teams can only fully perform to their potential in a work environment that is built on trust, respect and openness. Therefore we are building awareness of the positive impact of inclusive leadership among our managers. To this end Diversity objectives for managers were formulated to ensure investment in diverse talent and to foster diversity awareness and inclusive leadership.

In 2014, the Bank extended the workshop 'Managing Unconscious Bias' in more regions of Germany, so that senior leaders have more possibilities to take part. Deutsche Bank a renewed focus on our global e-learning program, 'Great Minds Don't Think Alike – The power of different perspectives'. More than 6,000 employees have already participated in the e-learning program.

The percentage of women in leadership positions (2014: 19.4 %, 2013: 18.7 %) and the share of female officers (2014: 31.7 %, 2013: 31.1 %) has increased. In 2014, the Bank was pleased to recruit two female executives to the GEC, both of whom bring a wealth of experience to their new roles and consequently complement the Senior Management with diverse perspectives.

Furthermore the programs to support women in leadership positions continue to be successful. Since its launch in 2009, 42 women have participated in the award-winning Accomplished Top Leaders Advancement Strategy program (ATLAS) for female Managing Directors: 56 % of the active alumni have been promoted at least once and 13 participants are now members of global or regional business Executive Committees. In June 2014, 37 female Directors participated in the 5th Deutsche Bank Women Global Leaders program for female Directors at the INSEAD Business School.

Deutsche Bank, along with the other DAX (German share index) companies, signed a declaration in 2011, undertaking to increase the proportion of female senior managers to 25 % (Managing Director and Director level) and for all officer titles to 35 % by the end of 2018, subject to applicable laws worldwide. In line with the overall diversity and inclusion strategy and supported by this commitment the Bank is recruiting more female managers at Supervisory Boards and senior management levels. Since 2010, the number of female Managing Directors and Directors has increased by ~260 (+17 %) and the number of female officers has gone up by ~2,200 (+18 %). The 'Women on Boards' Initiative was created to increase the number of women on our Tier 1-3 subsidiaries' Supervisory Boards and on the Regional Advisory Boards. In 2014, proportion of female membership on Regional Advisory Boards increased to 8.5 % and has therefore doubled since the launch of the initiative in 2011, although there has been no increase on Supervisory Boards.

The Bank celebrates a Global Diversity Week every year – the focus in 2014 was about creating 'A Culture of Inclusion'. Participation in 2014 increased considerably with 20,000 employees taking part in 250 events around the world over the week, up from just 6,000 employees in 2011.

Foster strong leadership and talent management

Improved people processes engage and support employees throughout their career

The role of leaders inspiring and engaging their employees has never been more important. In 2014 the Bank developed a new framework for senior leadership development to strengthen its leadership capabilities and support career mobility, succession planning and development activity. In 2014, 69 senior leaders took part in the process. We prioritized key risk-takers for the exercise as the sustainability of current and future employees in what regulators consider to be key risk positions is of increasing importance.

Senior appointments are centrally coordinated. This process is closely linked to the succession planning approach, and supports cross-divisional mobility, career development, retention of key talent and greater progress for women in leadership. To this end, 50 % of internal appointments were cross-divisional moves and approximately 63 % of internal candidates were sourced from the Bank's succession plans. Furthermore, 25 % of the senior leadership group appointments were female Managing Directors, positively impacting the gender diversity of our most senior management positions.

The right talent at the right place

Attracting and retaining employees who live the culture of Deutsche Bank

In 2014, to meet the Bank's junior talent needs, we began to apply a more consistent approach to the hiring, training and management of graduates across different divisions and locations. This will improve efficiency while positioning the Bank's graduates as an available talent pool for the future. In July 2014, 751 graduates joined the Bank across all businesses and infrastructure functions - representing a 19 % increase compared to 2013. Almost a quarter were hired into near-shore locations, a result of the Bank's location strategy and evolving footprint in locations such as Jacksonville, Cary, Moscow and Birmingham. This has enabled Deutsche Bank to invest in a diversity of universities in a variety of growing locations, thereby broadening our reach and brand among our target audience. A further 522 interns joined Deutsche Bank's summer internship programs.

Internal Control over Financial Reporting

General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR"). Our internal control over financial reporting is a process designed under the supervision of our Co-Chief Executive Officers and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS). ICOFR includes our disclosure controls and procedures designed to prevent misstatements.

Risks in Financial Reporting

The main risks in financial reporting are that either financial statements do not present a true and fair view due to inadvertent or intentional errors (fraud) or the publication of financial statements is not done on a timely basis. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory interventions. A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (or omissions) that are material. Misstatements are deemed material if they could individually or collectively, influence economic decisions that users make on the basis of the financial statements.

To confine those risks of financial reporting, management of the Group has established ICOFR with the aim of providing reasonable but not absolute assurance against material misstatements and conducted an assessment of the effectiveness of the Group's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result in establishing ICOFR, management has adopted the following financial statement objectives:

- Existence – assets and liabilities exist and transactions have occurred.
- Completeness – all transactions are recorded, account balances are included in the financial statements.
- Valuation – assets, liabilities and transactions are recorded in the financial reports at the appropriate amounts.
- Rights and Obligations and ownership – rights and obligations are appropriately recorded as assets and liabilities.
- Presentation and disclosures – classification, disclosure and presentation of financial reporting is appropriate.
- Safeguarding of assets – unauthorized acquisitions, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including ICOFR, no matter how well conceived and operated, can provide only reasonable, but not absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for ICOFR may not prevent all errors and fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Organization of the Internal Control System

Functions Involved in the System of Internal Control over Financial Reporting

Controls within the system of ICOFR are performed by all business functions and infrastructure functions with an involvement in reviewing the reliability of the books and records that underlie the financial statements. As a result, the operation of ICOFR involves staff based mainly in the following functions: Finance, Group Technology and Operations, Risk, and Group Tax.

Finance is responsible for the periodic preparation of the financial statements and operates independently from the Group's businesses. Within Finance, different departments have control responsibilities which contribute to the overall preparation process:

— Finance specialists for businesses or entities – responsible for reviewing the quality of financial data by performing validation and control. They are in close contact with business, infrastructure and legal entity management and employ their specific knowledge to address financial reporting issues arising on products and transactions, as well as validating reserving and other adjustments based on judgment. Entity and business related specialists add the perspective of legal entities to the business view and sign-off on the financial reporting of their entities.
— Finance-Group Reporting – responsible for Group-wide activities which include the preparation of Group financial and management information, forecasting and planning, and risk reporting. Finance-Group Reporting sets the reporting timetables, performs the consolidation and aggregation processes, effects the elimination entries for inter and intra group activities, controls the period end and adjustment processes, compiles the Group financial statements, and considers and incorporates comments as to content and presentation made by senior and external advisors.
— Accounting Policy and Advisory Group ("APAG") – responsible for developing the Group's interpretation of International Financial Reporting Standards and their consistent application within the Group. APAG provides accounting advice and consulting services to Finance and the wider business, and is responsible for the timely resolution of corporate and transaction-specific accounting issues.
— Group Valuations and business aligned valuation specialists – responsible for developing policies and minimum standards for valuation, providing related implementation guidance when undertaking valuation control work, and challenging and validating valuation control results. They act as the single point of contact on valuation topics for external parties (such as regulators and external auditors).

The operation of ICOFR is also importantly supported by Group Technology & Operations, Risk and Group Tax. Although these functions are not directly involved in the financial preparation process, they contribute significantly to the production of financial information:

— Group Technology & Operations ("GTO") – responsible for confirming transactions with counterparties, and performing reconciliations both internally and externally of financial information between systems, depots and exchanges. GTO also undertakes all transaction settlement activity on behalf of the Group and performs reconciliations of nostro account balances.
— Risk – responsible for developing policies and standards for managing credit, market, legal, liquidity and operational risks. Risk identifies and assesses the adequacy of credit, legal and operational provisions.
— Group Tax – responsible for producing income tax related financial data in conjunction with Finance, covering the assessment and planning of current and deferred income taxes and the collection of tax related information. Group Tax monitors the income tax position and controls the provisioning for tax risks.

Controls to Minimize the Risk of Financial Reporting Misstatement

The system of ICOFR consists of a large number of internal controls and procedures aimed at minimizing the risk of misstatement of the financial statements. Such controls are integrated into the operating process and include those which:

— are ongoing or permanent in nature such as supervision within written policies and procedures or segregation of duties,
— operate on a periodic basis such as those which are performed as part of the annual financial statement preparation process,
— are preventative or detective in nature,
— have a direct or indirect impact on the financial statements themselves. Controls which have an indirect effect on the financial statements include IT general controls such as system access and deployment controls whereas a control with a direct impact could be, for example, a reconciliation which directly supports a balance sheet line item,
— feature automated and/or manual components. Automated controls are control functions embedded within system processes such as application enforced segregation of duty controls and interface checks over the completeness and accuracy of inputs. Manual internal controls are those operated by an individual or group of individuals such as authorization of transactions.

The combination of individual controls encompasses each of the following aspects of the system of ICOFR:

— Accounting policy – design and implementation. Controls to promote the consistent recording and reporting of the Group's business activities on a global basis in accordance with authorized accounting policies.
— Reference data. Controls over reference data in relation to the general ledger and on and off-balance sheet transactions including product reference data.
— New product and transaction approval, capture and confirmation ("NPA/NTA"). Controls are intended to ensure the completeness and accuracy of recorded transactions as well as appropriate authorization. Such controls include transaction confirmations which are sent to and received from counterparties to help ensure that trade details are corroborated.
— Reconciliation controls, both externally and internally. Inter-system reconciliations are performed between relevant systems for all trades, transactions, positions or relevant parameters. External reconciliations include nostro account, depot and exchange reconciliations.
— Valuation including the independent price verification process ("IPV"). Finance performs IPV controls at least monthly in order to evaluate the reasonableness of the front office valuation. The results of the IPV processes are assessed on a monthly basis by the Valuation Control Oversight Committee. Business aligned valuation specialists focus on valuation approaches and methodologies for various asset classes and perform IPV for complex derivatives and structured products.

— Taxation. Controls are designed to ensure that tax calculations are performed properly and that tax balances are appropriately recorded in the financial statements.
— Reserving and adjustments based on judgment. Controls are designed to ensure reserving and other adjustments based on judgment are authorized and reported in accordance with the approved accounting policies.
— Balance Sheet substantiation. Controls relating to the substantiation of balance sheet accounts to promote the integrity of general ledger account balances based on supporting evidence.
— Consolidation and other period end reporting controls. At period end, all businesses and regions submit their financial data to the Group for consolidation. Controls over consolidation include the validation of accounting entries required to eliminate the effect of inter and intra company activities. Period end reporting controls include general ledger month end close processes and the review of late adjustments.
— Financial Statement disclosure and presentation. Controls over compilation of the financial statements themselves including preparation of disclosure checklists and compliance with the requirements thereof, and review and sign-off of the financial statements by senior Finance management. The financial statements are also subject to approval by the Management Board, and the Supervisory Board and its Audit Committee.

Measuring Effectiveness of Internal Control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of the system of ICOFR. This evaluation incorporated an assessment of the effectiveness of the control environment as well as individual controls which make up the system of ICOFR taking into account:

— The financial misstatement risk of the financial statement line items, considering such factors as materiality and the susceptibility of the particular financial statement item to misstatement.
— The susceptibility of identified controls to failure, considering such factors as the degree of automation, complexity, risk of management override, competence of personnel and the level of judgment required.

These factors, in aggregate, determine the nature and extent of evidence that management requires in order to be able to assess whether or not the operation of the system of ICOFR is effective. The evidence itself is generated from procedures integrated with the daily responsibilities of staff or from procedures implemented specifically for purposes of the ICOFR evaluation. Information from other sources also forms an important component of the evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources include:

— Reports on audits carried out by or on behalf of regulatory authorities;
— External Auditor reports;
— Reports commissioned to evaluate the effectiveness of outsourced processes to third parties.

In addition, Group Audit evaluates the design and operating effectiveness of ICOFR by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit performed which are distributed to the responsible managers for the activities concerned. These reports, together with the evidence generated by specific further procedures that Group Audit performs also provide evidence to support the annual evaluation by management of the overall operating effectiveness of the ICOFR.

As a result of the evaluation, management has concluded that ICOFR is appropriately designed and operating effectively as of December 31, 2014.

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital

As of December 31, 2014, Deutsche Bank's issued share capital amounted to € 3,530,939,215.36 consisting of 1,379,273,131 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 of the German Stock Corporation Act the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2014 in its portfolio according to Section 71b of the German Stock Corporation Act no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 % of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 %. We are not aware of any shareholder holding directly or indirectly 10 % or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the Articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one or two members of the Management Board as Chairpersons of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act

(Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) evidence must be provided to the German Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 25c (1) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

The BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. If members of the Management Board are not trustworthy or do not have the required expertise or if they have missed a material violation of the principles of sound management or if they have not addressed identified violations, the BaFin may transfer to the special representative the responsibility and powers of the Management Board in its entirety. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c (1) through (3) of the Banking Act).

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

The Management Board is authorized to increase the share capital by issuing new shares for cash and in very limited amount noncash consideration. As of December 31, 2014, Deutsche Bank AG had authorized but unissued capital of € 256,000,000 which may be issued in whole or in part until April 30, 2019 and of € 579,863.04 which may be issued in whole or in part until April 30, 2018. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 256,000,000	Cash	May be excluded (partially) pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2019
€ 579,863.04	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company, holdings in a company or other assets as well as pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2018

The Management Board is authorized to issue once, or more than once, participatory notes that are linked with conversion rights or option rights, other hybrid debt securities that fulfil the regulatory requirements to qualify as Additional Tier 1 Capital and/or convertible bonds and/or bonds with warrants. The convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2017
€ 256,000,000	April 30, 2019

The Annual General Meeting of May 23, 2013 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before April 30, 2018, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 %. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 22, 2014 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before April 30, 2019, own shares of Deutsche Bank AG in a total volume of up to 10 % of the share capital at the time the resolution was taken. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company's respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board has been authorized to dispose of the purchased shares against contribution-in-kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets. In addition, the Management Board has been authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized with the exclusion of shareholders' pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized with the exclusion of shareholders' pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company's share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 22, 2014 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2019.

The purchase price to be paid for the shares upon exercise of the put options or upon the maturity of the forward purchase may not exceed more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call option may only be exercised if the purchase price to be paid does not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the Compensation Report.

For a limited number of executives with global or strategically important responsibility, legacy employment contracts are in place. Those contracts grant in case the employment relationship is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, entitlement to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.



Consolidated Financial Statements

Consolidated Statement of Income

in € m.	Notes	2014	2013	2012
Interest and similar income	5	25,001	25,601	31,593
Interest expense	5	10,729	10,768	15,619
Net interest income	5	**14,272**	14,834	15,975
Provision for credit losses	20	1,134	2,065	1,721
Net interest income after provision for credit losses		**13,138**	12,769	14,254
Commissions and fee income	6	12,409	12,308	11,809
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	4,299	3,817	5,608
Net gains (losses) on financial assets available for sale	7	242	394	301
Net income (loss) from equity method investments	17	619	369	163
Other income (loss)	8	108	193	(120)
Total noninterest income		**17,677**	17,082	17,761
Compensation and benefits	35	12,512	12,329	13,490
General and administrative expenses	9	14,654	15,126	15,017
Policyholder benefits and claims		289	460	414
Impairment of intangible assets	25	111	79	1,886
Restructuring activities	10	133	399	394
Total noninterest expenses		**27,699**	28,394	31,201
Income before income taxes		**3,116**	1,456	814
Income tax expense	36	1,425	775	498
Net income		**1,691**	681	316
Net income attributable to noncontrolling interests		28	15	53
Net income attributable to Deutsche Bank shareholders		1,663	666	263

Earnings per Share

in €	Notes	2014	2013	2012
Earnings per share:[1]	11			
Basic		€ 1.34	€ 0.64	€ 0.27
Diluted[2]		€ 1.31	€ 0.62	€ 0.26
Number of shares in million:[1]				
Denominator for basic earnings per share – weighted-average shares outstanding		1,241.9	1,045.4	979.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		1,269.5	1,073.2	1,004.7

1 The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
2 Includes numerator effect of assumed conversions. For further detail please see Note 11 "Earnings per Share".

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2014	2013	2012
Net income recognized in the income statement	**1,691**	681	316
Other comprehensive income			
Items that will not be reclassified to profit or loss			
Remeasurement gains (losses) related to defined benefit plans, before tax	(403)	(717)	(891)
Total of income tax related to items that will not be reclassified to profit or loss	407	58	407
Items that are or may be reclassified to profit or loss			
Financial assets available for sale			
Unrealized net gains (losses) arising during the period, before tax	1,912	64	1,874
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(87)	(313)	(164)
Derivatives hedging variability of cash flows			
Unrealized net gains (losses) arising during the period, before tax	(6)	91	42
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	339	35	45
Assets classified as held for sale			
Unrealized net gains (losses) arising during the period, before tax	0	3	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(3)	0	0
Foreign currency translation			
Unrealized net gains (losses) arising during the period, before tax	2,955	(948)	(537)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	(1)	5
Equity Method Investments			
Net gains (losses) arising during the period	(35)	63	(38)
Total of income tax related to items that are or may be reclassified to profit or loss	(672)	(160)	(447)
Other comprehensive income (loss), net of tax	**4,410**	(1,825)	296
Total comprehensive income (loss), net of tax	**6,102**	(1,144)	612
Attributable to:			
Noncontrolling interests	54	13	148
Deutsche Bank shareholders	6,048	(1,157)	464

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2014	Dec 31, 2013
Assets:			
Cash and due from banks		20,055	17,155
Interest-earning deposits with banks		63,518	77,984
Central bank funds sold and securities purchased under resale agreements	21, 22	17,796	27,363
Securities borrowed	21, 22	25,834	20,870
Financial assets at fair value through profit or loss			
Trading assets		195,681	210,070
Positive market values from derivative financial instruments		629,958	504,590
Financial assets designated at fair value through profit or loss		117,285	184,597
Total financial assets at fair value through profit or loss	12, 16, 21, 22, 37	942,924	899,257
Financial assets available for sale	16, 21, 22	64,297	48,326
Equity method investments	17	4,143	3,581
Loans	19, 20, 21, 22	405,612	376,582
Property and equipment	23	2,909	4,420
Goodwill and other intangible assets	25	14,951	13,932
Other assets	26, 27	137,980	112,539
Assets for current tax	36	1,819	2,322
Deferred tax assets	36	6,865	7,071
Total assets		**1,708,703**	1,611,400
Liabilities and equity:			
Deposits	28	532,931	527,750
Central bank funds purchased and securities sold under repurchase agreements	21, 22	10,887	13,381
Securities loaned	21, 22	2,339	2,304
Financial liabilities at fair value through profit or loss	12, 16, 37		
Trading liabilities		41,843	55,804
Negative market values from derivative financial instruments		610,202	483,428
Financial liabilities designated at fair value through profit or loss		37,131	90,104
Investment contract liabilities		8,523	8,067
Total financial liabilities at fair value through profit or loss		697,699	637,404
Other short-term borrowings	31	42,931	59,767
Other liabilities	26, 27	183,823	163,595
Provisions	20, 29	6,677	4,524
Liabilities for current tax	36	1,608	1,600
Deferred tax liabilities	36	1,175	1,101
Long-term debt	32	144,837	133,082
Trust preferred securities	32	10,573	11,926
Obligation to purchase common shares		0	0
Total liabilities		**1,635,481**	1,556,434
Common shares, no par value, nominal value of € 2.56	34	3,531	2,610
Additional paid-in capital		33,626	26,204
Retained earnings		29,279	28,376
Common shares in treasury, at cost	34	(8)	(13)
Equity classified as obligation to purchase common shares		0	0
Accumulated other comprehensive income (loss), net of tax		1,923	(2,457)
Total shareholders' equity		**68,351**	54,719
Additional equity components		4,619	0
Noncontrolling interests		253	247
Total equity		**73,223**	54,966
Total liabilities and equity		**1,708,703**	1,611,400

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]
Balance as of December 31, 2011	2,380	23,695	30,119	(823)	0	(617)
Total comprehensive income, net of tax[1]	0	0	263	0	0	1,077
Common shares issued	0	0	0	0	0	0
Cash dividends paid	0	0	(689)	0	0	0
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(480)	0	0	0
Net change in share awards in the reporting period	0	(342)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	1,481	0	0
Tax benefits related to share-based compensation plans	0	2	0	0	0	0
Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(4)	0
Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	4	0
Option premiums and other effects from options on common shares	0	(63)	0	0	0	0
Purchases of treasury shares	0	0	0	(12,152)	0	0
Sale of treasury shares	0	0	0	11,434	0	0
Net gains (losses) on treasury shares sold	0	77	0	0	0	0
Other[2]	0	407	(14)	0	0	8
Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0	468
Total comprehensive income, net of tax[1]	0	0	666	0	0	(165)
Common shares issued	230	2,731	0	0	0	0
Cash dividends paid	0	0	(764)	0	0	0
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(659)	0	0	0
Net change in share awards in the reporting period	0	(385)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	1,160	0	0
Tax benefits related to share-based compensation plans	0	30	0	0	0	0
Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)	0
Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1	0
Option premiums and other effects from options on common shares	0	(49)	0	0	0	0
Purchases of treasury shares	0	0	0	(13,648)	0	0
Sale of treasury shares	0	0	0	12,535	0	0
Net gains (losses) on treasury shares sold	0	(49)	0	0	0	0
Other	0	150	(65)	0	0	0
Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303
Total comprehensive income, net of tax[1]	0	0	1,663	0	0	1,372
Common shares issued	921	7,587	0	0	0	0
Cash dividends paid	0	0	(765)	0	0	0
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	5	0	0	0
Net change in share awards in the reporting period	0	(103)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	840	0	0
Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0
Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Option premiums and other effects from options on common shares	0	(65)	0	0	0	0
Purchases of treasury shares	0	0	0	(9,187)	0	0
Sale of treasury shares	0	0	0	8,352	0	0
Net gains (losses) on treasury shares sold	0	(6)	0	0	0	0
Other	0	41	0	0	0	0
Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

[1] Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2] Includes the cumulative effect of the adoption of accounting pronouncements.
[3] Excluding unrealized net gains (losses) from equity method investments.

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax[3]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax[1]	Total shareholders' equity	Additional equity components[4]	Noncontrolling interests	Total equity
(226)	0	(1,166)	28	(1,981)	**53,390**	0	1,270	**54,660**
67	0	(424)	(38)	681	944	0	152	1,096
0	0	0	0	0	0	0	0	0
0	0	0	0	0	(689)	0	(3)	(692)
0	0	0	0	0	(480)	0	(4)	(484)
0	0	0	0	0	(342)	0	0	(342)
0	0	0	0	0	1,481	0	0	1,481
0	0	0	0	0	2	0	0	2
0	0	0	0	0	(4)	0	0	(4)
0	0	0	0	0	4	0	0	4
0	0	0	0	0	(63)	0	0	(63)
0	0	0	0	0	(12,152)	0	0	(12,152)
0	0	0	0	0	11,434	0	0	11,434
0	0	0	0	0	77	0	0	77
0	0	(3)	0	5	398	0	(1,176)[5]	(778)
(159)	0	(1,593)	(10)	(1,294)	**54,001**	0	239	**54,240**
57	2	(1,121)	63	(1,164)	(498)	0	13	(485)
0	0	0	0	0	2,961	0	0	2,961
0	0	0	0	0	(764)	0	(13)	(777)
0	0	0	0	0	(659)	0	0	(659)
0	0	0	0	0	(385)	0	0	(385)
0	0	0	0	0	1,160	0	0	1,160
0	0	0	0	0	30	0	0	30
0	0	0	0	0	(1)	0	0	(1)
0	0	0	0	0	1	0	0	1
0	0	0	0	0	(49)	0	0	(49)
0	0	0	0	0	(13,648)	0	0	(13,648)
0	0	0	0	0	12,535	0	0	12,535
0	0	0	0	0	(49)	0	0	(49)
0	0	0	0	0	85	0	8	93
(101)	2	(2,713)	53	(2,457)	**54,719**	0	247	**54,966**
181	(2)	2,865	(35)	4,380	6,043	0	54	6,097
0	0	0	0	0	8,508	0	0	8,508
0	0	0	0	0	(765)	0	(4)	(769)
0	0	0	0	0	5	0	0	5
0	0	0	0	0	(103)	0	0	(103)
0	0	0	0	0	840	0	0	840
0	0	0	0	0	(32)	0	0	(32)
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0
0	0	0	0	0	(65)	0	0	(65)
0	0	0	0	0	(9,187)	0	0	(9,187)
0	0	0	0	0	8,352	0	0	8,352
0	0	0	0	0	(6)	0	0	(6)
0	0	0	0	0	41	4,619[6]	(44)	4,616
79	0	151	18	1,923	**68,351**	4,619	253	**73,223**

4 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
5 Of which approximately € (750) million are attributable to the noncontrolling interests in Deutsche Postbank AG, which were significantly reduced in 2012 as a result of both the increase in the Group's shareholdings as well as the conclusion of a domination agreement between Postbank and its immediate parent DB Finanz-Holding GmbH (a wholly owned subsidiary of Deutsche Bank AG).
6 Includes net proceeds from issuance, purchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2014	2013	2012
Net income	1,691	681	316
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	1,134	2,065	1,721
Restructuring activities	133	399	394
Gain on sale of financial assets available for sale, equity method investments, and other	(391)	(493)	(627)
Deferred income taxes, net	673	(179)	723
Impairment, depreciation and other amortization, and accretion	4,567	2,443	3,236
Share of net income from equity method investments	(569)	(433)	(397)
Income adjusted for noncash charges, credits and other items	7,238	4,483	5,365
Adjustments for net change in operating assets and liabilities:			
Interest-earning time deposits with banks	8,959	55,515	1,320
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,450	11,267	(3,429)
Financial assets designated at fair value through profit or loss	70,639	(27)	(6,561)
Loans	(26,909)	16,007	11,756
Other assets	(28,812)	12,048	32,249
Deposits	1,551	(42,281)	(25,995)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(54,334)	(18,558)	(9,126)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(2,963)	(23,080)	(4,202)
Other short-term borrowings	(17,875)	(9,529)	3,335
Other liabilities	22,183	(17,625)	(11,483)
Senior long-term debt	14,315	(22,056)	(5,079)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	4,288	38,013	(9,310)
Other, net	(4,360)	3,007	(2,794)
Net cash provided by (used in) operating activities	(630)	7,184	(23,954)
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	11,974	18,054	7,476
Maturities of financial assets available for sale	8,745	11,564	12,922
Sale of equity method investments	124	76	163
Sale of property and equipment	133	137	197
Purchase of:			
Financial assets available for sale	(34,158)	(31,588)	(22,170)
Equity method investments	(78)	(21)	(14)
Property and equipment	(669)	(513)	(614)
Net cash received in (paid for) business combinations/divestitures	1,931	(128)	96
Other, net	(826)	(596)	(703)
Net cash provided by (used in) investing activities	(12,824)	(3,015)	(2,647)
Cash flows from financing activities:			
Issuances of subordinated long-term debt	101	1,217	62
Repayments and extinguishments of subordinated long-term debt	(3,142)	(2,776)	(708)
Issuances of trust preferred securities	49	11	17
Repayments and extinguishments of trust preferred securities	(3)	(49)	(30)
Capital increase	8,508	2,961	0
Purchases of treasury shares	(9,187)	(13,648)	(12,171)
Sale of treasury shares	8,318	12,494	11,437
Net proceeds from Additional Equity Components[1]	4,619	0	0
Dividends paid to noncontrolling interests	(4)	(13)	(3)
Net change in noncontrolling interests	(17)	23	(67)
Cash dividends paid	(765)	(764)	(689)
Net cash provided by (used in) financing activities	8,477	(544)	(2,152)
Net effect of exchange rate changes on cash and cash equivalents	897	(907)	39
Net increase (decrease) in cash and cash equivalents	(4,080)	2,718	(28,714)
Cash and cash equivalents at beginning of period	56,041	53,321	82,032
Cash and cash equivalents at end of period	51,960	56,041	53,321
Net cash provided by (used in) operating activities include			
Income taxes paid (received), net	377	742	1,280
Interest paid	11,423	10,687	15,825
Interest and dividends received	25,404	25,573	32,003
Cash and cash equivalents comprise			
Cash and due from banks	20,055	17,155	27,877
Interest-earning demand deposits with banks (not included: time deposits of € 31,612 m. as of December 31, 2014, and € 39,097 m. and € 95,193 m. as of December 31, 2013 and 2012)	31,905	38,886	25,444
Total	51,960	56,041	53,321

[1] Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

01 – Significant Accounting Policies and Critical Accounting Estimates

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group's application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the Consolidated Financial Statements. These disclosures include Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components under IFRS 8, "Operating Segments" provided in the Operating and Financial Review of the Management Report. Additionally the Risk Report includes disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, "Financial Instruments: Disclosures", capital disclosures as required under IAS 1, "Presentation of Financial Statements" and disclosures in relation to insurance contracts as described in IFRS 4, "Insurance Contracts". These audited disclosures are identified by bracketing in the margins of the Management Report.

Significant Changes in Estimates and Changes in Presentation

Funding Valuation Adjustment (FVA)

In the fourth quarter 2013, the Group completed the implementation of a valuation methodology for incorporating the market implied funding costs for uncollateralized derivative positions (commonly referred to as Funding Valuation Adjustment). The implementation of the Funding Valuation Adjustment was in response to growing evidence that term funding is an important component of fair value for uncollateralized derivatives and resulted in a € 366 million loss which has been recognized in the fourth quarter 2013 in the Consolidated Statement of Income.

Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

In the fourth quarter of 2013, the Group restated comparative information for certain line items in the Consolidated Statement of Income for the year ended December 31, 2012 for the effect of errors as follows. These restatements had no impact on net interest income, net revenues, net income or shareholders' equity.

	2012			
in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted
Interest income	32,315	(722)	0	31,593
Interest expense	(16,341)	722	0	(15,619)
Commissions and fee income	11,383	0	426	11,809
Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	6,034	0	(426)	5,608

Interest Income and Expense for Securities Borrowed and Securities Loaned – Retrospective adjustments were made to restate interest income and expense to more accurately reflect the fees paid/received on securities borrowed/securities loaned transactions. The adjustment resulted in decreases in both interest income and expense but did not have any impact on net interest income, net income or shareholders' equity.

Advisory Fees – Retrospective adjustments were made to reclassify advisory fees from Net gains (losses) on financial assets held at fair value through profit or loss to Commissions and fee income to reflect their nature as service based activity in line with the Group's accounting policies. The reclassification did not have any impact on net revenues, net income or shareholders' equity.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. The Group's significant accounting policies are described in "Significant Accounting Policies".

Certain of the Group's accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group's financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates:

- the impairment of associates (see "Associates" below)
- the impairment of financial assets available for sale (see "Financial Assets and Liabilities – Financial Assets Classified as Available for Sale" below)
- the determination of fair value (see "Financial Assets and Liabilities – Determination of Fair Value" below)
- the recognition of trade date profit (see "Financial Assets and Liabilities – Recognition of Trade Date Profit" below)
- the impairment of loans and provisions for off-balance sheet positions (see "Impairment of Loans and Provision for Off-balance Sheet Positions" below)
- the impairment of goodwill and other intangibles (see "Goodwill and Other Intangible Assets" below)
- the recognition and measurement of deferred tax assets (see "Income Taxes" below)
- the accounting for legal and regulatory contingencies and uncertain tax positions (see "Provisions" below)

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2012, 2013 and 2014.

Principles of Consolidation

The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit.

Subsidiaries

The Group's subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

The Group sponsors the formation of structured entities and interacts with structured entities sponsored by third parties for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

- the purpose and design of the entity
- the relevant activities and how these are determined
- whether the Group's rights result in the ability to direct the relevant activities
- whether the Group has exposure or rights to variable returns
- whether the Group has the ability to use its power to affect the amount of its returns

Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities, as indicated by one or more of the following factors:

- Another investor has the power over more than half of the voting rights by virtue of an agreement with the Group; or
- Another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement; or
- Another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body; or
- Another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of that entity is by this board or body.

Potential voting rights that are deemed to be substantive are also considered when assessing control.

Likewise, the Group also assesses existence of control where it does not control the majority of the voting power but has the practical ability to unilaterally direct the relevant activities. This may arise in circumstances where the size and dispersion of holdings of the shareholders give the Group the power to direct the activities of the investee.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

The Group reassesses the consolidation status at least at every quarterly reporting date. Therefore, any changes in the structure leading to a change in one or more of the control factors, require reassessment when they occur. This includes changes in decision making rights, changes in contractual arrangements, changes in the financing, ownership or capital structure as well as changes following a trigger event which was anticipated in the original documentation.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation.

Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as noncontrolling interests. Profit or loss attributable to noncontrolling interests are reported separately in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income.

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary, c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the Consolidated Statement of Income or transferred directly to retained earnings if required by other IFRSs.

Associates

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is less than 20 % of the voting stock.

Investments in associates are accounted for under the equity method of accounting. The Group's share of the results of associates is adjusted to conform to the accounting policies of the Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments. The Group's share in the associate's profits and losses resulting from intercompany sales is eliminated on consolidation.

If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest is remeasured to fair value and any gain or loss is recognized in the Consolidated Statement of Income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the Consolidated Statement of Income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate are accounted for on the same basis as would have been required if the investee had directly disposed of the related assets or liabilities.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate is impaired. If there is objective evidence of impairment, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment's recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount.

Critical Accounting Estimates: As the assessment of whether there is objective evidence of impairment may require significant management judgement and the estimates for impairment could change from period to period based on future events that may or may not occur, the Group considers this to be a critical accounting estimate.

Foreign Currency Translation

The Consolidated Financial Statements are prepared in euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the Consolidated Statement of Income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.

Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income. Once the available for sale nonmonetary item is sold, the related cumulative translation difference is transferred to the Consolidated Statement of Income as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interests is recognized in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.

Interest, Commissions and Fees

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt instruments, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt instrument is impaired as impairment is measured to fair value and would be based on a current market rate.

Commissions and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Expenses that are directly related and incremental to the generation of fee income are presented net in Commissions and Fee Income.

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component.

If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the Consolidated Balance Sheet.

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized or derecognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. This includes also physical commodities that are held by the Group's commodity trading business, at fair value less costs to sell. Trading liabilities consist primarily of derivative liabilities and short positions

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities.

Loan Commitments

Certain loan commitments are classified as derivatives held for trading or designated at fair value through profit or loss under the fair value option. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of Loans and Provision for Off-Balance sheet positions", these off-balance sheet loan commitments are assessed for impairment individually and where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets AFS. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price representing the fair value, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost base. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the Consolidated Statement of Income. Releases of such loan loss allowances established after their initial recognition are included in the provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the Consolidated Statement of Income and other changes in carrying amount are recognized in other comprehensive income as indicated above. For financial assets classified as AFS that are nonmonetary items (equity instruments), the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This impairment loss for the period is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When an AFS debt security is impaired, any subsequent decreases in fair value are recognized in the Consolidated Statement of Income as it is considered further impairment. Any subsequent increases are also recognized in the Consolidated Statement of Income until the asset is no longer considered impaired. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in other comprehensive income.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the Consolidated Statement of Income; increases in their fair value after impairment are recognized in other comprehensive income.

Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Unrealized gains and losses recorded in other comprehensive income are transferred to the Consolidated Statement of Income on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.

Critical Accounting Estimates – Because the assessment of objective evidence of impairment require significant management judgement and the estimate of impairment could change from period to period based upon future events that may or may not occur, the Group considers the impairment of Financial Assets classified as Available for Sale to be a critical accounting estimate. For additional information see Note 7 "Net Gains (Losses) on Financial Assets Available for Sale".

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the Consolidated Statement of Income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the Consolidated Statement of Income is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

For instruments reclassified from AFS to loans, any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired, any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the Consolidated Statement of Income as a loan loss provision.

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the Consolidated Statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other Income, if the loan is not impaired.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business, in the event of default, insolvency or bankruptcy of both the Group and its counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated Balance Sheet, the associated income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

The majority of the offsetting applied by the Group relates to derivatives and repurchase and reverse repurchase agreements. A significant portion of offsetting is applied to interest rate derivatives and related cash margin balances, which are cleared through central clearing parties such as the London Clearing House. The Group also offsets repurchase and reverse repurchase agreements for which the Group has the right to set off and has the intent to settle on a net basis or to realize an asset and settle a liability simultaneously. For further information please refer to Note 18 "Offsetting Financial Assets and Financial Liabilities".

Determination of Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an arm's length transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:

— The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,
— the fair values are provided to key management personnel, and
— the financial assets and liabilities are measured at fair value through profit or loss.

This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Critical Accounting Estimates – The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation control groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are less liquid or less observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modelling techniques. In particular, where data are obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. Where no market data are available for a particular instrument then pricing inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions, and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to decide what point within the range of estimates appropriately represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the inputs to the valuation method that are used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

The Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

For further discussion of the valuation methods and controls and quantitative disclosures with respect to the determination of fair value, please refer to Note 14 "Financial Instruments carried at Fair Value" and Note 15 "Fair Value of Financial Instruments not carried at Fair Value".

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred.

Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the Consolidated Statement of Income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made.

Critical Accounting Estimates – Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred, the decision to subsequently recognise the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the Consolidated Balance Sheet regardless of whether they are held for trading or nontrading purposes.

The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same Consolidated Balance Sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated Statement of Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the Consolidated Statement of Income in the same periods during which the forecast transaction affects the Consolidated Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same Consolidated Statement of Income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.

Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Income as a component of the provision for credit losses.

The collective assessment of impairment is to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is charged off (the loan and the related allowance are removed from the balance sheet). Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge-off but is not a determining factor. A charge-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower's financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge-off depends on whether there is any underlying collateral and the Group's estimate of the amount collectible. For mortgage loans, the portion of the loan which is uncollateralized is charged off when the mortgage becomes 840 days past due, at the latest. For consumer finance loans, any portion of the balance which the Bank does not expect to collect is written off at 180 days past due for credit card receivables, and 270 days past due for other consumer finance loans.

Subsequent recoveries, if any, are credited to the allowance account and are recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the Consolidated Balance Sheet within provisions and charged to the Consolidated Statement of Income as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Critical Accounting Estimates – The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group's results of operations.

In assessing assets for impairments, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.

For those loans which are deemed to be individually significant, the determination of the impairment allowance often requires the use of considerable judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market.

The determination of the allowance for portfolios of loans of smaller balance homogenous loans and for those loans which are individually significant but for which no objective evidence of impairment exists is calculated using statistical models. Such statistical models incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates and judgments concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review.

The quantitative disclosures are provided in Note 19 "Loans" and Note 20 "Allowance for Credit Losses".

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is not retained, i.e., if the transferee has the practical ability to sell the transferred asset. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified (due to forbearance measures or otherwise), the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the Consolidated Statement of Income.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to a structured entity, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the "Financial Assets and Liabilities" section. If the structured entity is not consolidated then the transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the "Derivatives and Hedge Accounting" section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as "retained interests"). Provided the Group's retained interests do not result in consolidation of a structured entity, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, the fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment must be used to determine fair value. The Group may also periodically hold interests in securitized financial assets and record them at amortized cost.

In situations where the Group has a present obligation (either legal or constructive) to provide financial support to an unconsolidated securitization entity a provision will be created if the obligation can be reliably measured and it is probable that there will be an outflow of economic resources required to settle it.

When an asset is derecognized a gain or loss equal to the difference between the consideration received and the carrying amount of the transferred asset is recorded. When a part of an asset is derecognized, gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Income.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, because the risks and rewards of ownership are not obtained nor relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 22 "Assets Pledged and Received as Collateral".

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively, in the Consolidated Balance Sheet.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the Consolidated Statement of Income in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the Consolidated Balance Sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated Balance Sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed are disclosed in Note 22 "Assets Pledged and Received as Collateral".

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree is measured either at fair value or at the noncontrolling interests' proportionate share of the acquiree's identifiable net assets (this is determined for each business combination).

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units ("CGUs"), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity's operations or makes decisions about continuing or disposing of the entity's assets and operations.

If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Certain non-integrated investments are not allocated to a CGU. Impairment testing is performed individually for each of these assets.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 25 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. These assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset's useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or when there is an indication of impairment once the software is in use.

Critical Accounting Estimates – The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.

The quantitative disclosures are provided in Note 25 "Goodwill and Other Intangible Assets".

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

Critical Accounting Estimates – The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" or IAS 12, "Income Taxes", respectively. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liability may ultimately be materially different. The Group's total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 29 "Provisions" for information on the Group's judicial, regulatory and arbitration proceedings.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are recognized in profit or loss except to the extent that the tax relates to items that are recognized directly in equity or other comprehensive income in which case the related tax is recognised either directly in equity or other comprehensive income accordingly.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value re-measurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying transaction or event to which the deferred tax relates is recognized in the consolidated statement of income.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. The associated current and deferred tax consequences are recognized as income or expense in the consolidated statement of income for the period. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on its policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

Critical Accounting Estimates – In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group's deferred taxes (including quantitative disclosures on recognized deferred tax assets) see Note 36 "Income Taxes".

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

In business combinations achieved in stages ("step acquisitions"), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be recognized on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group's shareholders' equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital ("APIC").

Non-Current Assets Held for Sale

Individual non-current non-financial assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and actively looking for a buyer. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs to sell and are presented within "Other assets" and "Other liabilities" in the balance sheet. The comparatives are not represented when non-current assets (and disposal groups) are classified as held for sale. If the disposal group contains financial instruments, no adjustment to their carrying amounts is permitted.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 10 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at each quarterly reporting date and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the consolidated statement of income in provision for credit losses.

Leasing Transactions

The Group enters into lease contracts, predominantly for premises, as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.

Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as an expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in other comprehensive income and presented in equity in the period in which they occur. The majority of the Group's benefit plans is funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income and presented in equity.

Refer to Note 35 "Employee Benefits" for further information on the accounting for pension benefits and other post-employment benefits.

Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital ("APIC"). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception, the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset-backed securities, which are designed and executed by CB&S business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the consolidated statement of cash flows do not precisely match the movements in the consolidated balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS (U.S. GAAP) as described further below.

Non-Participating Investment Contracts ("Investment Contracts") – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as AFS. Financial assets held for other insurance and investment contracts have been designated at fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums for single premium business are recognized as income when received. This is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in force contracts discounted back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations ("PADs"). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expenses indicates that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

The costs directly attributable to the acquisition of incremental insurance and investment business are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. These costs will be amortized systematically over a period no longer than that in which they are expected to be recovered out of these future margins.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date.

As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

All new material reinsurance arrangements are subject to local Board approval. Once transacted they are subject to regular credit risk review including an assessment of the full exposure and any lending and collateral provision. Impairment is determined in accordance with the Group's accounting policy "Impairment of Financial Assets".

02 – Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2014 in the preparation of these consolidated financial statements.

IAS 32

On January 1, 2014, the Group adopted the amendments to IAS 32, "Offsetting Financial Assets and Financial Liabilities" ("IAS 32 R"). IAS 32 R clarifies (a) the meaning of an entity's current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. IAS 32 R did not have a material impact on the Group's consolidated financial statements.

IFRIC 21

On January 1, 2014, the Group adopted IFRIC 21, "Levies", an interpretation of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", which clarifies that an entity recognizes a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. IFRIC 21 did not have a material impact on the Group's consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2014 and therefore have not been applied in preparing these financial statements.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB's annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of 'own credit' with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting.

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity's business model and a financial instrument's contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss ('FVTPL'), amortized cost, or fair value through Other Comprehensive Income ('FVOCI'). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity's own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income under IFRS 9.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off-balance sheet lending commitments such as loan commitments and financial guarantees. Impairment will move from a model whereby credit losses are recognized when a 'trigger' event occurs under IAS 39 to an expected loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

The allowance for credit losses provided for on initial recognition will be based on a 12-month expected credit loss basis. Subsequently, at each reporting date, the Group must make an assessment on whether the credit risk of the instrument has increased significantly, in which case, the allowance must reflect the expected credit loss of the financial asset over its lifetime ('lifetime expected losses'). As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on forward-looking, probability-weighted information that is continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12-month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses applies as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, "Revenue from Contracts with Customers", which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9/IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB's annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The group is currently assessing the impact that the amendments will have on the Group's consolidated financial statements. The amendments have yet to be endorsed by the EU.

IAS 1

In December 2014, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have yet to be endorsed by the EU.

03 –
Acquisitions and Dispositions

Business Combinations completed in 2014

In 2014, the Group did not undertake any acquisitions accounted for as business combinations.

Business Combinations completed in 2013

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH ("Xetb"), which is the holding company of Xchanging Transaction Bank GmbH ("XTB"). The purchase price paid for the step-acquisition consists of a base component of € 41 million, subject to certain adjustments. Of that amount, € 36 million was paid as cash consideration by the acquirer. The remaining € 5 million was paid by XTB to the seller, Xchanging plc. ("Xchanging"), in the course of closing the transaction, which resulted in a reduction of the acquired net assets. The agreement between Deutsche Bank and Xchanging was signed in May 2013. As the required approvals have been obtained, including those from regulatory authorities and the shareholders of Xchanging, the change of control to Deutsche Bank became effective on September 1, 2013 (the acquisition date). On closing the transaction, Deutsche Bank gained full ownership and operating control over XTB. The transaction is intended to contribute to Deutsche Bank's Strategy 2015+ to improve operating efficiency and to reduce process duplication, complexity and costs.

Xetb was established as a joint venture with Xchanging in 2004 and is the holding company of XTB, the Group's former wholly-owned subsidiary european transaction bank ag ("etb"). XTB provides services in relation to the securities processing business for Deutsche Bank as well as for external clients. The acquired entities were integrated into Deutsche Bank's infrastructure operations. Prior to obtaining control over XTB, the Group directly held 49 % of the shares in Xetb, giving it the ability to significantly influence the investee's financial and operating policies. Accordingly and up until closing date, XetB, including its subsidiary XTB, had been accounted for using the equity method. The acquisition-date fair value of the equity interest in the acquiree amounted to € 21 million. The remeasurement to fair value did not result in any gain or loss.

The acquisition accounting was finalized in the second quarter 2014, resulting in a net increase of the purchase consideration paid and a corresponding increase of goodwill recognized of € 1 million each. Accordingly, the final amount of goodwill originating from the transaction amounted to € 38 million, which has been allocated to PBC (€ 25 million), GTB (€ 6 million), CB&S (€ 5 million) and Deutsche AWM (€ 2 million). The reconciliation of the total purchase consideration and the opening balance sheet as of the acquisition date were as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Cash consideration transferred	36
Fair value of pre-existing stakes	21
Deduction for settlement of pre-existing relationship	8
Total purchase consideration, including fair value of the Group's equity interest held before the business combination	50
Recognized amounts of identifiable assets acquired and liabilities assumed:[1]	
Cash and cash equivalents	6
Financial assets available for sale	24
Intangible assets	6
All other assets	31
Provisions	22
All other liabilities	34
Total identifiable net assets	12
Goodwill	38
Total identifiable net assets and goodwill acquired	50

[1] By major class of assets acquired and liabilities assumed.

Prior to the acquisition, Deutsche Bank and XTB were parties in a joint service contract arrangement for the provision of securities processing services to Deutsche Bank. The service arrangement has been identified as a pre-existing relationship, which is accounted for separately from the aforementioned purchase transaction. The service contract, which would have expired in May 2016, was terminated in connection with the closing of the transaction. The settlement amount attributable to the service contract was determined using a discounted cash flow approach. Its recognition resulted in a loss of € 8 million, which was recorded in general and administrative expenses in the Group's income statement for 2013.

Business Combinations completed in 2012

In 2012, the Group did not undertake any acquisitions accounted for as business combinations.

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2014, the Group did not engage in acquisitions or dispositions of noncontrolling interests while retaining control over the related subsidiaries. In 2013, Deutsche Bank completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IFRS 10, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the Group's income statement. The total consideration transferred in 2013 on these transactions amounted to € 11 million. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group's interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders' equity.

The following table summarizes the aggregated effect of changes in the Group's ownership interests recorded for these subsidiaries during 2013 and 2014.

in € m.	2014	2013
Deutsche Bank's ownership interests as of beginning of the period	0	24
Net increase in Deutsche Bank's ownership interests	0	7
Deutsche Bank's share of net income or loss	0	1
Deutsche Bank's share of other comprehensive income	0	(4)
Deutsche Bank's share of other equity changes	0	(1)
Deutsche Bank's ownership interests at the end of the period	0	27

Dispositions

During 2014, 2013 and 2012, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included businesses the Group had previously classified as held for sale. The total cash consideration received for these dispositions in 2014, 2013 and 2012 was € 1.9 billion, € 57 million and € 99 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2014	2013	2012
Cash and cash equivalents	0	156	0
All remaining assets	8,346	33	1,937
Total assets disposed	**8,346**	189	1,937
Total liabilities disposed	**6,602**	196	1,592

04 – Business Segments and Related Information

The Group's segmental information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Corporate Banking & Securities. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 65.4 million for full year 2014. This increase is offset in Group Consolidated figures through a reversal in C&A. Prior period comparatives have not been adjusted due to immateriality. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35 %. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and noncore activities.

Business Segments

The Group's business segments represent the Group's organizational structure comprising five Corporate Divisions: Corporate Banking & Securities (CB&S), Private & Business Clients (PBC), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (Deutsche AWM) and Non-Core Operations Unit (NCOU).

As part of the ongoing optimisation of our business model, in response to the changing market and regulatory environment, we continued to evaluate our business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, we announced the cessation of most trading in single name CDS and physical precious metals.

In 2013 Deutsche AWM revised their revenue disclosure categories. The new revenue disclosure segregates revenues by their character and type to allow distinction into Recurring and Non-recurring components, Net interest revenues and Revenues from other products. The new disclosure is more aligned with the market convention, adds transparency and allows for more coherent analysis of the business. Prior periods were restated to reflect these changes.

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

- In 2014, PBC revised product revenue disclosure categories. PBC introduced a new revenue category "Postal and supplementary Postbank Services", formerly part of other revenues, to provide more transparency on PBC's revenue composition. Prior periods were restated to reflect these changes.
- During the fourth quarter of 2013, the decision was taken to scale down and discontinue elements of the commodities business. The portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. SCG contains assets, liabilities and contingent risks related to Energy, Agriculture, Base Metals and Dry Bulk exposures. The comparatives for CB&S and NCOU have been restated accordingly. The continued commodities business remains in CB&S.
- In 2013, the long-term cash lending portfolio of German MidCap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB.
- Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as ETFs, was transferred from CB&S to the newly integrated Deutsche AWM.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions: Consolidation & Adjustments". The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker. Segment assets are presented in the Group's internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances.

Non-IFRS compliant accounting methods are rarely used in the Group's management reporting and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in C&A) and a component of net income appropriation under IFRS.

Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates a net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment's allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These measures include:

Average Active Equity – The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders' equity is adjusted only for dividend accruals (i.e., accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity). Prior periods have been adjusted accordingly.

- The total amount of average active equity allocated is determined based on the higher of the Group's overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.
- Return on Average Active Equity in % is defined as income (loss) before income taxes less pre-tax noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS please see "Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations".

Entity-Wide Disclosures

The Group's Entity-Wide Disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the Bank's management approach. For detail on our Net Revenue Components please see "Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions".

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2014, 2013 and 2012, respectively. The information presented for CB&S, GTB, Deutsche AWM, PBC and NCOU has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

in € m.	2014	2013	2012
Germany:			
CB&S	872	1,008	1,367
PBC	7,704	7,723	7,559
GTB	1,258	1,348	1,364
Deutsche AWM	1,356	1,193	1,157
NCOU	(176)	364	1,029
Total Germany	**11,013**	11,636	12,477
UK:			
CB&S	3,849	4,027	4,426
PBC	0	0	0
GTB	319	291	318
Deutsche AWM	592	983	398
NCOU	17	(50)	(317)
Total UK	**4,778**	5,251	4,825
Rest of Europe, Middle East and Africa:			
CB&S	929	850	1,052
PBC	1,912	1,812	1,949
GTB	953	977	1,158
Deutsche AWM	795	894	823
NCOU	10	(28)	113
Total Rest of Europe, Middle East and Africa	**4,599**	4,506	5,095
Americas (primarily United States):			
CB&S	5,497	4,871	5,570
PBC	(21)	(21)	0
GTB	889	833	771
Deutsche AWM	1,432	1,173	1,669
NCOU	358	703	568
Total Americas	**8,155**	7,559	8,579
Asia/Pacific:			
CB&S	2,595	2,770	2,658
PBC	44	36	32
GTB	727	620	588
Deutsche AWM	533	491	424
NCOU	2	(25)	33
Total Asia/Pacific	**3,901**	3,892	3,735
Consolidation & Adjustments	**(497)**	(929)	(975)
Consolidated net revenues[1]	**31,949**	31,915	33,736

[1] Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

05 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2014	2013	2012
Interest and similar income:			
Interest-earning deposits with banks	683	759	928
Central bank funds sold and securities purchased under resale agreements	408	412	762
Securities borrowed[1]	(313)	(375)	(519)
Interest income on financial assets available for sale	1,341	1,312	1,449
Dividend income on financial assets available for sale	97	81	141
Loans	11,820	11,941	13,658
Other	1,161	741	986
Total interest and similar income not at fair value through profit or loss	**15,196**	14,872	17,404
Financial assets at fair value through profit or loss	9,805	10,729	14,189
Total interest and similar income[1]	**25,001**	25,601	31,593
Interest expense:			
Interest-bearing deposits[2]	3,210	3,360	4,946
Central bank funds purchased and securities sold under repurchase agreements	160	186	315
Securities loaned[1]	(157)	(216)	(301)
Other short-term borrowings	214	285	342
Long-term debt[2]	1,882	1,568	2,686
Trust preferred securities	785	849	842
Other	371	200	140
Total interest expense not at fair value through profit or loss	**6,465**	6,232	8,971
Financial liabilities at fair value through profit or loss	4,264	4,535	6,648
Total interest expense[1]	**10,729**	10,768	15,619
Net interest income	**14,272**	14,834	15,975

[1] Prior periods have been restated. For further details please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
[2] For 2012, interest expense of € 780 million was reclassified from interest-bearing deposits to long-term debt.

Interest income recorded on impaired financial assets was € 94 million, € 76 million and € 100 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2014	2013	2012
Trading income:			
Sales & Trading (equity)	1,686	1,573	1,594
Sales & Trading (debt and other products)	2,583	2,465	4,810
Total Sales & Trading	4,269	4,039	6,404
Other trading income	137	(377)	(1,205)
Total trading income[1]	**4,407**	3,662	5,199
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	(15)	31	14
Securities borrowed/loaned	0	0	(1)
Loans and loan commitments	(20)	(46)	739
Deposits	(1)	73	(56)
Long-term debt[2]	(538)	133	(328)
Other financial assets/liabilities designated at fair value through profit or loss	467	(35)	41
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	**(108)**	155	409
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**4,299**	3,817	5,608

1 Prior periods have been restated. For further detail please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
2 Includes € 48 million, € (86) million and € (94) million from securitization structures for the years ended December 31, 2014, 2013 and 2012, respectively. Prior period comparatives were restated. Fair value movements on related instruments of € (315) million, € 390 million and € 358 million for December 31, 2014, 2013 and 2012, respectively, are reported within trading income. Prior period comparatives were restated. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group's share of the losses in these consolidated securitization structures.

Combined Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2014	2013	2012
Net interest income	14,272	14,834	15,975
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,299	3,817	5,608
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**18,570**	18,651	21,583
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:			
Sales & Trading (equity)	2,314	2,129	1,732
Sales & Trading (debt and other products)	6,685	6,069	7,851
Total Sales & Trading	8,998	8,197	9,582
Loan products[1]	695	599	182
Remaining products[2]	(61)	72	589
Corporate Banking & Securities	9,632	8,869	10,353
Private & Business Clients	5,962	5,966	6,220
Global Transaction Banking	2,232	1,984	2,016
Deutsche Asset & Wealth Management	1,505	1,568	1,974
Non-Core Operations Unit	(573)	245	650
Consolidation & Adjustments	(187)	19	369
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**18,570**	18,651	21,583

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
2 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically drive income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within CB&S.

06 –
Commissions and Fee Income

in € m.	2014	2013	2012[2]
Commission and fee income and expense:			
Commission and fee income[1]	15,746	15,252	14,575
Commission and fee expense	3,337	2,943	2,766
Net commissions and fee income	**12,409**	12,308	11,809

in € m.	2014	2013	2012
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	3,745	3,646	3,298
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities[1]	4,033	3,920	3,845
Net fees for other customer services	4,632	4,742	4,667
Net commissions and fee income	**12,409**	12,308	11,809

[1] Prior periods have been restated. For further detail please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
[2] Commission and fee income and expense were grossed-up by € 316 million, each.

07 –
Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2014	2013	2012
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	153	321	65
Net gains (losses) from disposal	144	319	116
Impairments	9	2	(51)
Net gains (losses) on equity securities:	109	77	206
Net gains (losses) from disposal/remeasurement	121	92	306
Impairments	(12)	(15)	(100)
Net gains (losses) on loans:	(9)	6	55
Net gains (losses) from disposal	16	33	63
Impairments	(25)	(27)	(8)
Reversal of impairments	0	0	0
Net gains (losses) on other equity interests:	(12)	(12)	(25)
Net gains (losses) from disposal	9	9	(24)
Impairments	(21)	(21)	(1)
Total net gains (losses) on financial assets available for sale	**242**	394	301

Please also refer to Note 16 "Financial Assets Available for Sale" of this report.

08 –
Other Income

in € m.	2014	2013	2012
Other income:			
Net income from investment properties	57	23	(23)
Net gains (losses) on disposal of investment properties	5	(3)	31
Net gains (losses) on disposal of consolidated subsidiaries	18	4	41
Net gains (losses) on disposal of loans	(2)	288	4
Insurance premiums[1]	141	190	219
Net income (loss) from hedge relationships qualifying for hedge accounting	(1,349)	(1,227)	(1,081)
Consolidated investments	949	881	768
Remaining other income	290	37	(78)
Total other income (loss)	**108**	193	(120)

[1] Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

09 – General and Administrative Expenses

in € m.	2014	2013	2012
General and administrative expenses:			
IT costs	3,333	3,074	2,547
Occupancy, furniture and equipment expenses	1,978	2,073	2,115
Professional service fees[1]	2,029	1,772	1,887
Communication and data services[1]	725	706	756
Travel and representation expenses[1]	500	496	579
Banking and transaction charges[1]	660	743	1,274
Marketing expenses	313	314	362
Consolidated investments	811	797	760
Other expenses[1,2]	4,305	5,151	4,736
Total general and administrative expenses	**14,654**	15,126	15,017

[1] Prior period comparatives have been restated in order to reflect changes in the Group's cost reporting.
[2] Includes litigation related expenses of € 1.6 billion in 2014, € 3.0 billion in 2013 and € 2.5 billion in 2012. See Note 29 "Provisions", for more detail on litigation.

10 – Restructuring

Restructuring forms part of the Group's Operational Excellence (OpEx) Programme. Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 133 million were recognized during 2014 (2013: € 399 million).

in € m.	2014	2013	2012
Corporate Banking & Securities	(112)	(130)	(236)
Private & Business Clients	(9)	(22)	0
Global Transaction Banking	(10)	(54)	(40)
Deutsche Asset & Wealth Management	3	(170)	(104)
Non-Core Operations Unit	(4)	(25)	(12)
Infrastructure/Regional Management	0	0	(1)
Consolidation & Adjustments	0	0	0
Total Net Restructuring Charges	**(133)**	(399)	(394)

in € m.	2014	2013	2012
Restructuring - Staff related	(124)	(364)	(394)
thereof:			
Termination Payments	(94)	(287)	(307)
Retention Acceleration	(29)	(72)	(83)
Social Security	(1)	(4)	(4)
Restructuring - Non Staff related	(9)	(35)	0
Total Net Restructuring Charges	**(133)**	(399)	(394)

Provisions for restructuring amounted to € 120 million and € 207 million as of December 31, 2014 and December 31, 2013 respectively. The majority of the current provisions for restructuring are expected to be utilized during 2015.

During 2014, 1,371 full-time equivalent ("FTE") staff were reduced through restructuring (2013: 1,287).

Full-time equivalent staff	2014	2013
Corporate Banking & Securities	319	374
Private & Business Clients	92	42
Global Transaction Banking	157	172
Deutsche Asset & Wealth Management	207	224
Non-Core Operations Unit	11	0
Infrastructure/Regional Management	585	475
Total full-time equivalent staff	**1,371**	1,287

11 – Earnings per Share

Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

Computation of basic and diluted earnings per share

in € m.	2014	2013	2012
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	**1,663**	666	263
Effect of dilutive securities:			
Forwards and options	0	0	0
Convertible debt	0	0	0
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	**1,663**	666	263
Number of shares in million			
Weighted-average shares outstanding – denominator for basic earnings per share	**1,241.9**	1,045.4	979.0
Effect of dilutive securities:			
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.0
Convertible debt	0.0	0.0	0.0
Deferred shares	27.6	27.8	25.8
Other (including trading options)	0.0	0.0	0.0
Dilutive potential common shares	27.6	27.8	25.8
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	**1,269.5**	1,073.2	1,004.7

Earnings per share

in €	2014	2013	2012
Basic earnings per share	1.34	0.64	0.27
Diluted earnings per share	1.31	0.62	0.26

On June 25, 2014, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively.

Instruments outstanding and not included in the calculation of diluted earnings per share[1]

Number of shares in m.	2014	2013	2012
Forward purchase contracts	0.0	0.0	0.0
Convertible debt	0.0	0.0	0.0
Put options sold	0.0	0.0	0.0
Call options sold	0.0	0.0	0.0
Employee stock compensation options	0.1	0.2	0.3
Deferred shares	0.0	0.0	0.0

1 Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Notes to the Consolidated Balance Sheet

12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2014	Dec 31, 2013
Trading assets:		
Trading securities	177,639	187,554
Other trading assets[1]	18,041	22,516
Total trading assets	**195,681**	210,070
Positive market values from derivative financial instruments	**629,958**	504,590
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	60,473	116,764
Securities borrowed	20,404	32,485
Loans	15,331	15,579
Other financial assets designated at fair value through profit or loss	21,078	19,768
Total financial assets designated at fair value through profit or loss	**117,285**	184,597
Total financial assets at fair value through profit or loss	**942,924**	899,257

1 Includes traded loans of € 16.7 million and € 17.8 million at December 31, 2014 and 2013 respectively.

in € m.	Dec 31, 2014	Dec 31, 2013
Trading liabilities:		
Trading securities	41,112	54,951
Other trading liabilities	731	853
Total trading liabilities	**41,843**	55,804
Negative market values from derivative financial instruments	**610,202**	483,428
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	21,053	73,642
Loan commitments	99	193
Long-term debt	9,919	9,342
Other financial liabilities designated at fair value through profit or loss	6,061	6,927
Total financial liabilities designated at fair value through profit or loss	**37,131**	90,104
Investment contract liabilities[1]	8,523	8,067
Total financial liabilities at fair value through profit or loss	**697,699**	637,404

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 "Insurance and Investment Contracts", for more detail on these contracts.

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 96 billion and € 165 billion as of December 31, 2014, and 2013, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.

Changes in fair value of loans[1] and loan commitments attributable to movements in counterparty credit risk[2]

	Dec 31, 2014		Dec 31, 2013	
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	5,146	15,393	6,874	26,349
Annual change in the fair value reflected in the Statement of Income	3	43	43	254
Cumulative change in the fair value[3]	14	470	55	742
Notional of credit derivatives used to mitigate credit risk	417	8,152	627	13,050
Annual change in the fair value reflected in the Statement of Income	(1)	(19)	(15)	(343)
Cumulative change in the fair value[3]	(3)	(257)	(14)	(574)

1 Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
2 Determined using valuation models that exclude the fair value impact associated with market risk.
3 Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group's credit risk[1]

in € m.	Dec 31, 2014	Dec 31, 2013
Annual change in the fair value reflected in the Statement of Income	(23)	85
Cumulative change in the fair value	134	151

1 The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entity have been excluded as this is not related to the Group's credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds.

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities[1]

in € m.	Dec 31, 2014	Dec 31, 2013[2]
Including undrawn loan commitments[3]	18,261	28,662
Excluding undrawn loan commitments	1,621	2,357

1 Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date.
2 In 2014 the prior year numbers were restated (increase of € 1,430 million to the excess of the contractual amount repayable on maturity over the carrying value of financial liabilities including undrawn loan commitments, increase of € 1,430 million to the excess of the contractual amount payable on maturity over the carrying value of financial liabilities excluding undrawn loan commitments).
3 The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility.

13 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4
Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)
Effective interest rates at reclassification date:		
upper range	13.1 %	9.9 %
lower range	2.8 %	3.9 %
Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2014		Dec 31, 2013	
in € m.	Carrying value	Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:				
Securitization assets	1,983	2,124	1,985	1,872
Debt securities	1,067	1,160	1,062	1,068
Loans	1,146	888	2,367	2,064
Total trading assets reclassified to loans	4,197	4,171	5,415	5,004
Financial assets available for sale reclassified to loans:				
Securitization assets	1,782	1,743	1,972	1,955
Debt securities	1,378	1,493	1,220	1,284
Total financial assets available for sale reclassified to loans	3,160	3,236	3,192	3,239
Total financial assets reclassified to loans	7,357[1]	7,408	8,606	8,243

[1] There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 86 million and € 34 million as at December 31, 2014 and December 31, 2013 respectively.

All reclassified assets are managed by the NCOU and disposal decisions across this portfolio are made by the NCOU in accordance with their remit to take the de-risking decisions. For the year ended December 31, 2014, the Group sold reclassified assets with a carrying value of € 137 million, resulting in a net gain of € 4.1 million on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 1.3 billion. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 0.5 billion.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2014	2013	2012
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	342	245	38
Impairment (losses)/Reversal on the reclassified financial assets available for sale which were impaired	(6)	9	(29)
Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	137	130	415

Pre-tax contribution of all reclassified assets to the income statement

in € m.	2014	2013	2012
Interest income	161	272	578
Provision for credit losses	(40)	(348)	(186)
Other income[1]	5	(141)	(35)
Income before income taxes on reclassified trading assets	**126**	(217)	357
Interest income	97	96	139
Provision for credit losses	(13)	(25)	(228)
Other income[1]	0	(66)	(58)
Income before income taxes on reclassified financial assets available for sale	**84**	5	(147)

1 Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into the NCOU upon creation of the new division in the fourth quarter of 2012. The NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassified in 2008 and 2009

			Dec 31, 2014			Dec 31, 2013
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:						
US municipal bonds	2,302	2,503	201	2,155	2,232	77
Student loans ABS	1,464	1,529	65	1,263	1,305	42
CDO/CLO	717	689	(28)	979	938	(41)
Covered bond	893	987	95	885	788	(97)
Commercial mortgages securities	187	192	5	281	260	(21)
Residential mortgages ABS	83	92	9	74	71	(3)
Other[1]	566	528	(38)	602	585	(17)
Total securitization assets and debt securities reclassified	**6,211**	**6,520**	**309**	6,239	6,179	(60)
Loans reclassified:						
Commercial mortgages	227	226	0	1,463	1,428	(35)
Residential mortgages	871	616	(255)	844	598	(246)
Other	49	46	(3)	61	38	(22)
Total loans reclassified	**1,146**	**888**	**(259)**	2,367	2,064	(303)
Total financial assets reclassified to loans	**7,357**	**7,408**	**51**	8,606	8,243	(363)

1 Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Securitized Assets and Debt Securities

Municipal Bonds – The US Municipal bonds have a fair value above carrying value due to being predominantly fixed rate instruments with interest rates falling since reclassification. Fair value is also impacted by liquidity and market expectation of credit risk which has generally improved in the year increasing the fair value. The carrying value increase is predominantly due to FX movements, partly offset by redemptions and impairment losses of € 16 million.

Covered Bonds – The majority of the exposure in the portfolio is to Spanish bank and government issuers. The fair value is above carrying value and has increased in the year following improvements in the Eurozone credit risk and increased liquidity on these positions. There was no significant impairment of the portfolio during the year.

CDO/CLO – This comprises a diverse portfolio with a variety of underlying assets and tranching levels in the capital structure. The difference between carrying value and fair value arises due to a number of factors including liquidity and the fair value model capturing market expectations of lifetime expected losses compared with the amortized cost impairment model largely based on incurred credit losses. The main movement in the carrying value to fair value difference is due to principal paydowns in the period somewhat offset by FX movements and accretion of discount. No significant loan loss provisions were taken in the period.

Student Loans ABS – There was continued improvement in liquidity for student loan ABS resulting in increased fair values. The carrying value increase is predominantly due to FX movements. There was no de-risking activity or impairments on this asset class in the period.

Commercial Mortgages Securities – The fair value to carrying value difference is due to a number of factors including liquidity and market expectations of credit losses compared with the incurred loss model. The carrying value decreased in the period mainly due to redemptions of € 55 million, impairments of € 22 million and sales of € 25 million.

Other – Other comprises a variety of assets including securitizations with Aircraft and Commodity underlyings, Infrastructure Project Finance exposure and structured corporate bonds. The small reduction in carrying value is due to principal repayments somewhat offset by FX movements.

Loans

Commercial Mortgages – The fair value to carrying value difference is due to a number of factors including liquidity and market expectations of credit losses compared with the incurred loss model. The carrying value change is predominantly due to redemptions in the period of € 1.1 billion. The loan loss provisions in the period on this category were € 19 million.

Residential Mortgages – This category includes residential mortgages in the UK, Italy, Spain and Germany. The fair value to carrying value difference has remained consistent year on year predominantly due to a larger discount rate being applied to determine fair value which, whilst not observable in the market, reflects estimated market liquidity. There have been no sales or significant changes in loan loss provisions in the portfolio in the period.

14 – Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets – The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent prices at which regularly and recently occurring transactions take place.

Valuation Techniques – The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models, for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, liquidity, counterparty/own credit and funding risk. Bid-offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore for the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty Credit Valuation Adjustments (CVAs) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (OTC) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including Credit Default Swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group's financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates Debt Valuation Adjustments (DVA) to measure the change in the Group's own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties' potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the probability of default of the Group, based on the Group's market CDS level. The change in the Group's own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset.

When determining CVA and DVA, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Funding Valuation Adjustments (FVA) are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.

Validation and Control – The Group has an independent specialised valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.

Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group's Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group's inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO's (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value[1]

			Dec 31, 2014			Dec 31, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:						
Trading assets	82,020	100,505	13,155	86,634	111,411	12,025
Trading securities	81,789	86,894	8,957	86,325	94,269	6,960
Other trading assets	232	13,611	4,198	309	17,143	5,065
Positive market values from derivative financial instruments	5,439	614,960	9,559	7,421	486,614	10,556
Financial assets designated at fair value through profit or loss	8,826	104,307	4,152	7,083	174,391	3,123
Financial assets available for sale	36,272	23,597	4,427	23,948	21,049	3,329
Other financial assets at fair value[2,3]	0	4,335[2]	0	60	7,347[2]	1
Total financial assets held at fair value	**132,558**	**847,705**	**31,294**	125,146	800,811	29,033
Financial liabilities held at fair value:						
Trading liabilities	25,290	16,510	43	36,449	19,331	24
Trading securities	25,244	15,826	43	36,438	18,490	24
Other trading liabilities	46	685	0	12	841	0
Negative market values from derivative financial instruments	5,890	597,759	6,553	7,815	467,293	8,321
Financial liabilities designated at fair value through profit or loss	2	34,763	2,366	197	88,466	1,442
Investment contract liabilities[4]	0	8,523	0	0	8,067	0
Other financial liabilities at fair value[2,3]	0	5,561[2]	(552)[5]	4	1,495[2]	(247)[5]
Total financial liabilities held at fair value	**31,181**	**663,117**	**8,410**	44,465	584,651	9,539

1 Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".
2 Predominantly relates to derivatives qualifying for hedge accounting.
3 Includes assets and liabilities held for sale related to BHF-BANK in 2013.
4 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 "Insurance and Investment Contracts" for more detail on these contracts.
5 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There were transfers from level 1 to level 2 of the fair value hierarchy in 2014 on trading securities (€ 11 billion of assets and € 2.3 billion of liabilities) and transfers from level 2 to level 1 on financial assets designated at fair value through profit or loss (€ 1.5 billion) based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the "Over-The-Counter Derivative Financial Instruments" section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the year is mainly due to a combination of purchases and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the year was due to settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance decreased in the year mainly due to sales.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in assets during the period is primarily due to new issuances. For liabilities, the increase is driven by transfers into level 3 and new issuances.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in assets during the period is primarily due to purchases and mark-to-market gains on the instruments.

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

	Dec 31, 2014									
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:										
Trading securities	6,960	0	738	3,567	(2,081)	0	(597)	2,175	(1,804)	8,957
Positive market values from derivative financial instruments	10,556	0	740	0	0	0	(1,250)	1,167	(1,654)	9,559
Other trading assets	5,065	0	(43)	1,642	(2,167)	778	(845)	943	(1,173)	4,198
Financial assets designated at fair value through profit or loss	3,123	0	266	265	(5)	2,175	(1,802)	192	(61)	4,152
Financial assets available for sale	3,329	0	533[5]	1,901	(406)	0	(1,234)	432	(126)	4,427
Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0
Total financial assets held at fair value	29,033	(1)	2,233[7,8]	7,373	(4,659)	2,953	(5,727)	4,908	(4,819)	31,294
Financial liabilities held at fair value:										
Trading securities	24	0	2	0	0	0	(5)	40	(18)	43
Negative market values from derivative financial instruments	8,321	0	490	0	0	0	(1,434)	1,196	(2,019)	6,553
Other trading liabilities	0	0	0	0	0	0	0	0	0	0
Financial liabilities designated at fair value through profit or loss	1,442	0	(53)	0	0	557	(221)	882	(241)	2,366
Other financial liabilities at fair value	(247)	0	(69)	0	0	0	(207)	63	(93)	(552)
Total financial liabilities held at fair value	9,539	0	371[7,8]	0	0	557	(1,867)	2,182	(2,371)	8,410

[1] Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2] Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3] Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4] Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.
[5] Total gains and losses on available for sale include a gain of € 144 million recognized in other comprehensive income, net of tax, and a gain of € 31 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6] Represents assets held for sale related to BHF-BANK.
[7] This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 585 million and for total financial liabilities held at fair value this is a gain of € 128 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
[8] For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Dec 31, 2013

in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:										
Trading securities	10,306	0	(64)	1,142	(2,981)	0	(911)	2,256	(2,788)	6,960
Positive market values from derivative financial instruments	15,210	0	(2,355)	0	0	0	(2,113)	1,924	(2,111)	10,556
Other trading assets	4,609	0	(218)	1,485	(1,744)	1,266	(651)	706	(389)	5,065
Financial assets designated at fair value through profit or loss	3,956	0	170	25	(41)	906	(1,815)	258	(336)	3,123
Financial assets available for sale	3,940	(80)	15[5]	1,143	(160)	0	(1,417)	709	(820)[6]	3,329
Other financial assets at fair value	0	0	0	0	0	0	0	1[6]	0	1
Total financial assets held at fair value	38,021	(80)	(2,452)[7,8]	3,794	(4,925)	2,173	(6,907)	5,853	(6,444)	29,033
Financial liabilities held at fair value:										
Trading securities	318	0	8	0	0	0	(169)	12	(146)	24
Negative market values from derivative financial instruments	9,286	0	224	0	0	0	(1,241)	1,684	(1,631)	8,321
Other trading liabilities	0	0	0	0	0	0	0	0	0	0
Financial liabilities designated at fair value through profit or loss	1,417	0	(275)	0	0	108	(94)	570	(284)	1,442
Other financial liabilities at fair value	(176)	0	159	0	0	0	35	(220)	(45)	(247)
Total financial liabilities held at fair value	10,845	0	116[7,8]	0	0	108	(1,468)	2,045	(2,106)	9,539

[1] Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2] Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3] Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4] Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.
[5] Total gains and losses on available for sale include a gain of € 10 million recognized in other comprehensive income, net of tax, and a gain of € 20 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6] Includes a transfer from financial assets available for sale to assets held for sale of € 1 million related to BHF-BANK.
[7] This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 497 million and for total financial liabilities held at fair value this is a loss of € 60 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
[8] For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion. As of December 31, 2013 it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.6 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid-offer spread valuation adjustments. Bid-offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument[1]

	Dec 31, 2014		Dec 31, 2013	
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:				
Debt securities	833	725	643	542
Commercial mortgage-backed securities	57	47	39	32
Mortgage and other asset-backed securities	235	229	233	229
Sovereign and quasi sovereign debt obligations	63	37	6	6
Corporate debt securities and other debt obligations	478	412	365	275
Equity securities	124	224	32	97
Derivatives:				
Credit	432	457	524	509
Equity	157	115	281	171
Interest related	392	184	405	255
Foreign Exchange	4	2	24	6
Other	75	74	83	61
Loans:				
Loans	1,175	988	701	619
Loan commitments	6	5	17	17
Other	79	79	255	277
Total	3,277	2,854	2,966	2,554

[1] Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA ('earnings before interest, tax, depreciation and amortization') multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value ('EV') of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

						Dec 31, 2014
	Fair value					
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:						
Mortgage and other asset backed securities held for trading:						
Commercial mortgage-backed securities	342	0	Price based	Price	0 %	106 %
			Discounted cash flow	Credit spread (bps)	246	1,375
				Constant default rate[2]		
Mortgage- and other asset-backed securities	2,342	0	Price based	Price	0 %	184 %
			Discounted cash flow	Credit spread (bps)	72	1,648
				Recovery rate	0 %	97 %
				Constant default rate	0 %	13 %
				Constant prepayment rate	0 %	22 %
Total mortgage- and other asset-backed securities	2,684	0				
Debt securities and other debt obligations	5,936	1,202	Price based	Price	0 %	286 %
Held for trading	5,477	43	Discounted cash flow	Credit spread (bps)	32	1,629
Sovereign and quasi sovereign obligations	835					
Corporate debt securities and other debt obligations	4,643					
Available-for-sale	459					
Designated at fair value	0	1,159				
Equity securities	1,719	0	Market approach	Price per net asset value	49 %	100 %
Held for trading	795	0		Enterprise value/EBITDA (multiple)	1	18
Available-for-sale	895		Discounted cash flow	Weighted average cost capital	6 %	13 %
Designated at fair value	29					
Loans	10,648	0	Price based	Price	0 %	137 %
Held for trading	4,148	0	Discounted cash flow	Credit spread (bps)	95	3,040
Designated at fair value	3,719			Constant default rate	2 %	21 %
Available-for-sale	2,781			Recovery rate	0 %	67 %
Loan commitments	0	87	Discounted cash flow	Credit spread (bps)	115	1,000
				Recovery rate	20 %	80 %
			Loan pricing model	Utilization	0 %	100 %
Other financial instruments	748[3]	1,121[4]	Discounted cash flow	IRR	2 %	24 %
Total non-derivative financial instruments held at fair value	21,735	2,409				

[1] Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2] No longer a significant unobservable input.
[3] Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value and € 293 million other financial assets available for sale.
[4] Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

	Fair value					Dec 31, 2014
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value:						
Market values from derivative financial instruments:						
Interest rate derivatives	3,324	2,211	Discounted cash flow	Swap rate (bps)	42	2,418
				Inflation swap rate	(1) %	8 %
				Constant default rate	2 %	27 %
				Constant prepayment rate	2 %	21 %
			Option pricing model	Inflation volatility	0 %	8 %
				Interest rate volatility	1 %	101 %
				IR - IR correlation	(2) %	100 %
				Hybrid correlation	(70) %	95 %
Credit derivatives	3,586	1,921	Discounted cash flow	Credit spread (bps)	155	9,480
				Recovery rate	0 %	100 %
			Correlation pricing model	Credit correlation	13 %	96 %
Equity derivatives	1,118	1,258	Option pricing model	Stock volatility	8 %	84 %
				Index volatility	8 %	99 %
				Index - index correlation	48 %	98 %
				Stock - stock correlation	9 %	95 %
FX derivatives	264	242	Option pricing model	Volatility	6 %	26 %
Other derivatives	1,267	368[1]	Discounted cash flow	Credit spread (bps)	44	1,500
			Option pricing model	Index volatility	7 %	138 %
				Commodity correlation	(30) %	60 %
				Commodity forward (€/Ton)[2]		
Total market values from derivative financial instruments	9,559	6,001				

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.
[2] No longer a material exposure on this parameter.

Dec 31, 2013

in € m. (unless stated otherwise)	Fair value Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range	
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:						
Mortgage and other asset backed securities held for trading:						
Commercial mortgage-backed securities	361	0	Price based	Price	0 %	103 %
			Discounted cash flow	Credit spread (bps)	100	2,470
				Constant default rate	1 %	3 %
Mortgage- and other asset-backed securities	2,274	0	Price based	Price	0 %	134 %
			Discounted cash flow	Credit spread (bps)	70	3,180
				Recovery rate	0 %	70 %
				Constant default rate	0 %	25 %
				Constant prepayment rate	0 %	30 %
Total mortgage- and other asset-backed securities	2,635	0				
Debt securities and other debt obligations	4,016	1,205	Price based	Price	0 %	156 %
Held for trading	3,898	16	Discounted cash flow	Credit spread (bps)	438	5,000
Sovereign and quasi sovereign obligations	597					
Corporate debt securities and other debt obligations	3,300					
Available-for-sale	118					
Designated at fair value		1,189				
Equity securities	1,074	8	Market approach	Price per net asset value	62 %	100 %
Held for trading	428	8		Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	646		Discounted cash flow	Weighted average cost capital	7 %	12 %
Designated at fair value						
Loans	8,878	0	Price based	Price	0 %	122 %
Held for trading	4,280	0	Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,621			Constant default rate	5 %	22 %
Available-for-sale	1,976			Recovery rate	15 %	60 %
Loan commitments	0	186	Discounted cash flow	Credit spread (bps)	5	1,000
				Recovery rate	35 %	80 %
			Loan pricing model	Utilization	0 %	100 %
Other financial instruments	1,875[2]	67[3]	Discounted cash flow	IRR	2 %	46 %
Total non-derivative financial instruments held at fair value	18,477	1,466				

[1] Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2] Other financial assets include € 784 million of other trading assets, € 502 million of other financial assets designated at fair value, € 588 million other financial assets available for sale and € 1 million of assets held for sale related to BHF-BANK.
[3] Other financial liabilities include € 67 million of other financial liabilities designated at fair value.

						Dec 31, 2013
	Fair value					
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value:						
Market values from derivative financial instruments:						
Interest rate derivatives	2,551	2,156	Discounted cash flow	Swap rate (bps)	2	1,336
				Inflation swap rate	0 %	8 %
			Option pricing model	Inflation volatility	0 %	3 %
				Interest rate volatility	10 %	95 %
				IR - IR correlation	(2) %	91 %
				Hybrid correlation	(70) %	95 %
Credit derivatives	4,377	2,334	Discounted cash flow	Credit spread (bps)	2	4,093
				Recovery rate	0 %	75 %
			Correlation pricing model	Credit correlation	13 %	88 %
Equity derivatives	1,419	1,987	Option pricing model	Stock volatility	10 %	100 %
				Index volatility	11 %	98 %
				Index - index correlation	62 %	98 %
				Stock - stock correlation	10 %	97 %
FX derivatives	529	455	Option pricing model	Volatility	0 %	30 %
Other derivatives	1,680	1,142[1]	Discounted cash flow	Credit spread (bps)	320	1,500
			Option pricing model	Index volatility	4 %	23 %
				Commodity correlation	(30) %	100 %
				Commodity forward (€/Ton)	97	106
Total market values from derivative financial instruments	10,556	8,074				

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2014	Dec 31, 2013
Financial assets held at fair value:		
Trading securities	617	(5)
Positive market values from derivative financial instruments	951	(1,609)
Other trading assets	(251)	(50)
Financial assets designated at fair value through profit or loss	147	220
Financial assets available for sale	190	25
Other financial assets at fair value	0	0
Total financial assets held at fair value	1,652	(1,419)
Financial liabilities held at fair value:		
Trading securities	0	5
Negative market values from derivative financial instruments	(787)	(396)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(48)	25
Other financial liabilities at fair value	46	(159)
Total financial liabilities held at fair value	(789)	(525)
Total	864	(1,944)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2014	2013
Balance, beginning of year	**796**	699
New trades during the period	650	595
Amortization	(251)	(315)
Matured trades	(173)	(127)
Subsequent move to observability	(67)	(40)
Exchange rate changes	18	(16)
Balance, end of year	**973**	796

15 – Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet and their respective IFRS fair value hierarchy categorization are consistent with those outlined in Note 14 "Financial Instruments carried at Fair Value".

As described in Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'", the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 "Financial Instruments carried at Fair Value", to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Short-term financial instruments – The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term:

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans – Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan agreement or credit default swap markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (i.e., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation ("CLO") transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned – Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

Long-term debt and trust preferred securities – Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

Estimated fair value of financial instruments not carried at fair value on the balance sheet[1]

					Dec 31, 2014
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:					
Cash and due from banks	20,055	20,055	20,055	0	0
Interest-earning deposits with banks	63,518	63,518	30,334	33,184	0
Central bank funds sold and securities purchased under resale agreements	17,796	17,796	0	17,796	0
Securities borrowed	25,834	25,834	0	25,834	0
Loans	405,612	410,769	0	29,786	380,983
Other financial assets	120,838	120,827	0	120,820	7
Financial liabilities:					
Deposits	532,931	532,581	2,754	529,826	0
Central bank funds purchased and securities sold under repurchase agreements	10,887	10,887	0	10,887	0
Securities loaned	2,339	2,339	0	2,339	0
Other short-term borrowings	42,931	42,929	0	42,825	105
Other financial liabilities	159,930	159,930	2,575	157,300	55
Long-term debt	144,837	146,215	0	135,016	11,199
Trust preferred securities	10,573	12,251	0	11,075	1,176

					Dec 31, 2013
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:					
Cash and due from banks	17,155	17,155	17,155	0	0
Interest-earning deposits with banks	77,984	77,985	2,413	75,571	0
Central bank funds sold and securities purchased under resale agreements	27,363	27,363	0	27,363	0
Securities borrowed	20,870	20,870	0	20,870	0
Loans	376,582	378,085	0	27,171	350,913
Other financial assets	92,507	92,532	0	90,379	2,153
Financial liabilities:					
Deposits	527,750	527,609	3,888	523,721	0
Central bank funds purchased and securities sold under repurchase agreements	13,381	13,385	0	13,385	0
Securities loaned	2,304	2,304	0	2,171	134
Other short-term borrowings	59,767	59,763	0	59,717	45
Other financial liabilities[2]	142,649	142,666	3,031	139,627	8
Long-term debt	133,082	134,359	0	105,954	28,406
Trust preferred securities	11,926	12,915	0	11,828	1,087

[1] Amounts generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".
[2] In 2014 the prior year numbers were restated (increase of € 3.0 billion to level 1 other financial liabilities, decrease of € 3.0 billion to level 2 other financial liabilities).

Loans – The difference between fair value and carrying value arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities – The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

16 – Financial Assets Available for Sale

in € m.	Dec 31, 2014	Dec 31, 2013
Debt securities:		
German government	14,370	9,076
U.S. Treasury and U.S. government agencies	235	1,571
U.S. local (municipal) governments	2,777	126
Other foreign governments	31,805	22,570
Corporates	8,512	9,248
Other asset-backed securities	646	943
Mortgage-backed securities, including obligations of U.S. federal agencies	236	53
Other debt securities	551	656
Total debt securities	**59,132**	**44,242**
Equity securities:		
Equity shares	1,184	979
Investment certificates and mutual funds	99	98
Total equity securities	**1,283**	1,076
Other equity interests	**976**	837
Loans	**2,906**	2,170
Total financial assets available for sale	**64,297**	48,326

Please also refer to Note 7 "Net Gains (Losses) on Financial Assets Available for Sale" of this report.

17 –
Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 116 (2013: 115) associates and 15 (2013: 20) jointly controlled entities. One associate is considered to be material to the Group, based on the carrying value of the investment and the Group's income from this investee.

Significant investments as of December 31, 2014

Investment	Principal place of business	Nature of relationship	Ownership percentage
Hua Xia Bank Company Limited[1]	Beijing, China	Strategic Investment	19.99 %

[1] The Group has significant influence over the investee through its ownership share and board seats.

Summarized financial information on Hua Xia Bank Company Limited

in € m.	Twelve months ended Sep 30, 2014[1]	Twelve months ended Sep 30, 2013[1]
Total net revenues	6,350	5,398
Net income	2,109	1,815
Other comprehensive income	74	(89)
Total comprehensive income[2]	**2,183**	1,727
Total assets	229,921	187,305
Total liabilities	217,433	177,343
Net assets of the equity method investee	**12,488**	9,962

[1] The figures are based on the quarterly published financial statements under Chinese GAAP of the investee as of twelve months ended on September 30, 2014 and September 30, 2013.
[2] The Group received dividends from Hua Xia Bank Company Limited of € 98 million during the reporting period 2014 (2013:€ 78 million).

Reconciliation of total net assets to the Group's carrying amount

in € m.	Twelve months ended Sept 30, 2014[1]	Twelve months ended Sept 30, 2013[1]
Net assets of the equity method investee	**12,488**	9,962
Group's ownership percentage on the investee's equity	19.99 %	19.99 %
DB's share of net assets	2,496	1,991
Goodwill	392	367
Intangible Assets	71	69
Other adjustments	(18)	38
Carrying amount[2]	**2,941**	2,464

[1] The figures are based on the quarterly published financial statements under Chinese GAAP of the investee as of twelve months ended on September 30, 2014 and September 30, 2013.
[2] As per December 31, 2014 the quoted market price of Hua Xia Bank Company Limited is € 3,180 million and the carrying amount of the stake is € 3,144 million. An impairment test according to IAS 36 is therefore not required.

Aggregated financial information on the Group's share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2014	Dec 31, 2013
Carrying amount of all associates that are individually immaterial to the Group	**999**	1,037
Aggregated amount of the Group's share of profit (loss) from continuing operations	130	59
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	0	0
Aggregated amount of the Group's share of other comprehensive income	3	69
Aggregated amount of the Group's share of total comprehensive income	**133**	127

18 –
Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments".

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

							2014
				Amounts not set off on the balance sheet			
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,051	(2,419)	14,632	0	0	(14,602)	29
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,164	0	3,164	0	0	(2,386)	779
Securities borrowed (enforceable)	11,891	0	11,891	0	0	(11,406)	485
Securities borrowed (non-enforceable)	13,943	0	13,943	0	0	(13,294)	649
Financial assets at fair value through profit or loss							
Trading assets	196,157	(476)	195,681	0	(11)	(1,049)	194,621
Positive market values from derivative financial instruments (enforceable)	823,578	(217,158)	606,421	(519,590)	(61,518)	(15,330)	9,982
Positive market values from derivative financial instruments (non-enforceable)	23,537	0	23,537	0	0	0	23,537
Financial assets designated at fair value through profit or loss (enforceable)	101,845	(37,075)	64,770	(2,782)	(1,924)	(50,245)	9,819
Financial assets designated at fair value through profit or loss (non-enforceable)	52,516	0	52,516	0	0	(31,358)	21,158
Total financial assets at fair value through profit or loss	1,197,633	(254,708)	942,924	(522,373)	(63,453)	(97,982)	259,117
Loans	405,673	(61)	405,612	0	(16,259)	(46,112)	343,242
Other assets	157,771	(19,792)	137,980	(67,009)	(239)	(13)	70,720
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,723	(6,320)	4,403	(3,837)	0	0	566
Remaining assets not subject to netting	178,557	0	178,557	0	(874)	(451)	177,231
Total assets	1,985,683	(276,980)	1,708,703	(589,381)	(80,825)	(186,246)	852,252

[1] Excludes real estate and other non-financial instrument collateral.

Liabilities

							2014
				Amounts not set off on the balance sheet			
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	532,992	(61)	532,931	0	0	0	532,931
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,673	(2,419)	3,254	0	0	(2,966)	288
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,633	0	7,633	0	0	(2,278)	5,356
Securities loaned (enforceable)	1,791	0	1,791	0	0	(1,614)	177
Securities loaned (non-enforceable)	549	0	549	0	0	(209)	339
Financial liabilities at fair value through profit or loss							
Trading liabilities	42,960	(1,117)	41,843	0	0	0	41,843
Negative market values from derivative financial instruments (enforceable)	803,073	(217,597)	585,475	(518,364)	(63,172)	(3,939)	0
Negative market values from derivative financial instruments (non-enforceable)	24,726	0	24,726	0	0	(11,996)	12,731
Financial liabilities designated at fair value through profit or loss (enforceable)	52,517	(35,994)	16,523	(2,782)	0	(13,741)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	96,452	0	96,452	0	(3,130)	(5,718)	87,603
Total financial liabilities at fair value through profit or loss	1,019,728	(254,708)	765,019	(521,146)	(66,302)	(35,394)	142,176
Other liabilities	136,294	(19,792)	116,502	(71,645)	0	0	44,858
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	11,383	(6,320)	5,063	(5,063)	0	0	0
Remaining liabilities not subject to netting	207,801	0	207,801	0	0	0	207,801
Total liabilities	1,912,461	(276,980)	1,635,481	(592,791)	(66,302)	(42,460)	933,927

Assets

							2013
				Amounts not set off on the balance sheet			
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	26,675	(2,390)	24,285	0	0	(24,271)	15
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,077	0	3,077	0	0	(830)	2,248
Securities borrowed (enforceable)	11,438	0	11,438	0	0	(11,051)	386
Securities borrowed (non-enforceable)	9,432	0	9,432	0	0	(9,004)	428
Financial assets at fair value through profit or loss							
Trading assets	211,260	(1,190)	210,070	0	(311)	(2,881)	206,878
Positive market values from derivative financial instruments (enforceable)	738,425	(270,584)	467,841	(406,616)	(47,470)	(10,297)	3,458
Positive market values from derivative financial instruments (non-enforceable)	36,749	0	36,749	0	0	0	36,749
Financial assets designated at fair value through profit or loss (enforceable)	133,122	(19,575)	113,547	(17,121)	0	(84,266)	12,160
Financial assets designated at fair value through profit or loss (non-enforceable)	71,050	0	71,050	0	0	(50,263)	20,787
Total financial assets at fair value through profit or loss	1,190,605	(291,348)	899,257	(423,737)	(47,781)	(147,706)	280,032
Loans	376,638	(56)	376,582	0	(11,042)	(46,899)	318,640
Other assets	128,724	(16,185)	112,539	(43,574)	(278)	(385)	68,302
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,375	(5,412)	3,963	(3,518)	0	0	445
Remaining assets not subject to netting	174,790	0	174,790	0	0	(755)	174,035
Total assets	1,921,380	(309,979)	1,611,400	(467,311)	(59,102)	(240,901)	844,087

[1] Excludes real estate and other non-financial instrument collateral.

Liabilities

							2013
				Amounts not set off on the balance sheet			
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	527,750	0	527,750	0	0	0	527,750
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,098	(2,390)	4,708	0	0	(4,675)	33
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,673	0	8,673	0	0	(7,080)	1,594
Securities loaned (enforceable)	2,304	0	2,304	0	0	(2,112)	192
Securities loaned (non-enforceable)	0	0	0	0	0	0	0
Financial liabilities at fair value through profit or loss							
Trading liabilities	57,702	(1,898)	55,804	0	0	0	55,804
Negative market values from derivative financial instruments (enforceable)	721,233	(268,819)	452,414	(411,547)	(40,055)	(812)	0
Negative market values from derivative financial instruments (non-enforceable)	31,015	0	31,015	0	0	(7,639)	23,376
Financial liabilities designated at fair value through profit or loss (enforceable)	88,021	(18,262)	69,759	(17,121)	(588)	(49,055)	2,995
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,413	0	28,413	0	0	(3,890)	24,523
Total financial liabilities at fair value through profit or loss	926,384	(288,980)	637,404	(428,668)	(40,644)	(61,395)	106,698
Other liabilities	182,204	(18,610)	163,595	(46,058)	0	0	117,537
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,028	(5,412)	616	(616)	0	0	0
Remaining liabilities not subject to netting	212,000	0	212,000	0	0	0	212,000
Total liabilities	1,866,414	(309,979)	1,556,434	(474,725)	(40,644)	(75,262)	965,803

The column 'Gross amounts set off on the balance sheet' discloses the amounts offset in accordance with all the criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments".

The column 'Impact of Master Netting Agreements' discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns 'Cash collateral' and 'Financial instrument collateral' disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the 'Other liabilities' and 'Other assets' balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

19 – Loans

Loans by industry classification

in € m.	Dec 31, 2014	Dec 31, 2013
Banks and insurance	24,202	25,100
Manufacturing	25,619	21,406
Households (excluding mortgages)	44,839	45,440
Households – mortgages	153,140	148,076
Public sector	16,819	16,228
Wholesale and retail trade	15,714	13,965
Commercial real estate activities	35,764	34,259
Lease financing	1,165	1,429
Fund management activities	12,138	10,029
Other	81,483	66,154
Gross loans	**410,883**	382,086
(Deferred expense)/unearned income	58	(85)
Loans less (deferred expense)/unearned income	**410,825**	382,171
Less: Allowance for loan losses	5,212	5,589
Total loans	**405,612**	376,582

20 – Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group's allowance for loan losses

			2014			2013			2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**2,857**	**2,732**	**5,589**	2,266	2,426	4,692	2,011	2,147	4,158
Provision for loan losses	499	631	1,129	1,377	683	2,060	1,115	613	1,728
Net charge-offs:	(997)	(512)	(1,509)	(701)	(352)	(1,053)	(762)	(324)	(1,086)
Charge-offs	(1,037)	(613)	(1,650)	(730)	(485)	(1,215)	(798)	(483)	(1,281)
Recoveries	40	101	141	30	132	162	36	158	195
Other Changes	5	(2)	3	(85)	(25)	(110)	(98)	(9)	(108)
Allowance, end of year	**2,364**	**2,849**	**5,212**	2,857	2,732	5,589	2,266	2,426	4,692

Activity in the Group's allowance for off-balance sheet positions (contingent liabilities and lending commitments)

			2014			2013			2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**102**	**114**	**216**	118	97	215	127	98	225
Provision for off-balance sheet positions	(13)	18	4	(15)	21	5	(7)	0	(7)
Usage	0	0	0	0	0	0	0	0	0
Other changes	(4)	10	6	0	(3)	(4)	(2)	(1)	(3)
Allowance, end of year	**85**	**141**	**226**	102	114	216	118	97	215

21 – Transfers of Financial Assets

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2014	Dec 31, 2013
Carrying amount of transferred assets		
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	24,410	32,714
Securities lending agreements	52,531	42,884
Total return swaps	3,738	7,960
Consolidated Group Sponsored Securitizations	507	168
Total trading securities	**81,186**	83,726
Other trading assets	433	866
Financial assets available for sale	1,731	507
Loans	2,225	2,085
Total	**85,575**	87,183
Carrying amount of associated liabilities	**57,800**	68,435

Information on assets transferred that did not qualify for derecognition where associated liability is recourse only to the transferred assets[1]

	Dec 31, 2014		Dec 31, 2013	
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading securities	507	507	168	168
Other trading assets	370	370	333	333
Financial assets available for sale	1,660	1,660	252	252
Loans	2,074	2,087	1,902	1,928
Total	**4,611**	**4,624**	2,654	2,680
Associated liability	4,282	4,282	2,663	2,663
Net position	329	342	(9)	17

[1] Associated liabilities are notes issued by Consolidated Group Sponsored Securitizations.

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement

in € m.	Dec 31, 2014	Dec 31, 2013
Carrying amount of the original assets transferred:		
Trading securities	254	210
Other trading assets	0	1
Carrying amount of the assets continued to be recognized:		
Trading securities	26	57
Other trading assets	0	1
Carrying amount of associated liabilities	**25**	58

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations and still be eligible to derecognize the asset. This on-going involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with structured entities to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group's exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an on-going involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

The impact on the Group's Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

in € m.	Dec 31, 2014 Carrying value	Dec 31, 2014 Fair value	Dec 31, 2014 Maximum Exposure to Loss[1]	Dec 31, 2013 Carrying value	Dec 31, 2013 Fair value	Dec 31, 2013 Maximum Exposure to Loss[1]
Loans:						
Securitization notes	93	89	153	289	198	365
Other	12	12	12	0	0	0
Total Loans	105	101	165	289	198	365
Financial assets held at Fair Value through the P&L:						
Securitization notes	511	511	511	1,153	1,153	1,153
Non-standard Interest Rate, cross-currency or inflation-linked swap	33	33	33	178	178	178
Total Financial assets held at Fair Value through the P&L	544	544	544	1,332	1,332	1,332
Financial assets available for sale:						
Securitization notes	13	13	13	12	12	12
Total Financial assets available for sale	13	13	13	12	12	12
Total financial assets representing on-going involvement	662	658	722	1,633	1,542	1,708
Financial liabilities held at Fair Value through the P&L:						
Non-standard Interest Rate, cross-currency or inflation-linked swap	32	32	0	40	40	0
Total financial liabilities representing on-going involvement	32	32	0	40	40	0

[1]The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments.

The impact on the Group's Statement of Income of on-going involvement associated with transferred assets derecognized in full:

in € m.	Dec 31, 2014 Year-to-date P&L	Dec 31, 2014 Cumulative P&L	Dec 31, 2014 Gain/(loss) on disposal	Dec 31, 2013 Year-to-date P&L	Dec 31, 2013 Cumulative P&L	Dec 31, 2013 Gain/(loss) on disposal
Securitization notes	55	171	0	323	282	0[1]
Non-standard Interest Rate, cross-currency or inflation-linked swap	30	671	0	267	729	3
Net gains/(losses) recognized from on-going involvement in derecognized assets	85	842	0	590	1,011	3

[1] Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.

22 – Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described.

Carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities[1]

in € m.	Dec 31, 2014	Dec 31, 2013
Financial assets at fair value through profit or loss	53,699	67,059
Financial assets available for sale	3,517	4,237
Loans	45,919	46,562
Other	302	884
Total	103,438	118,741

[1] Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities

Total assets pledged to creditors available for sale or repledge[1]

in €	Dec 31, 2014	Dec 31, 2013
Financial assets at fair value through profit or loss	73,557	73,960
Financial assets available for sale	67	0
Total	73,624	73,960

[1] Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities

The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Fair Value of collateral received

in € m.	Dec 31, 2014	Dec 31, 2013
Securities and other financial assets accepted as collateral	253,722	281,974
thereof:		
collateral sold or repledged	203,321	241,700

23 – Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2013	4,018	4,054	2,146	235	**10,453**
Changes in the group of consolidated companies	0	14	9	0	24
Additions	42	247	111	113	513
Transfers	(23)	45	116	(173)	(35)
Reclassifications (to)/from "held for sale"	(105)	(19)	(5)	(3)	(131)
Disposals	89	279	76	0	443
Exchange rate changes	(94)	(137)	(63)	(2)	(296)
Balance as of December 31, 2013	3,749	3,926	2,240	170	**10,084**
Changes in the group of consolidated companies	(8)	11	(1)	0	3
Additions	42	332	122	173	669
Transfers	10	26	122	(153)	5
Reclassifications (to)/from "held for sale"	(2,507)	(1,364)	(133)	(55)	(4,058)
Disposals	0	201	39	0	241
Exchange rate changes	275	217	68	6	566
Balance as of December 31, 2014	1,560	2,947	2,379	141	**7,027**
Accumulated depreciation and impairment:					
Balance as of January 1, 2013	1,468	2,717	1,305	0	**5,490**
Changes in the group of consolidated companies	0	14	6	0	20
Depreciation	77	376	171	0	625
Impairment losses	52	17	1	0	69
Reversals of impairment losses	0	0	0	0	0
Transfers	(2)	1	(2)	0	(3)
Reclassifications (to)/from "held for sale"	0	(13)	(1)	0	(14)
Disposals	27	243	64	0	334
Exchange rate changes	(43)	(106)	(39)	0	(188)
Balance as of December 31, 2013	1,525	2,762	1,378	0	**5,665**
Changes in the group of consolidated companies	0	8	(1)	0	6
Depreciation	39	271	179	0	490
Impairment losses	58	105	10	0	172
Reversals of impairment losses	0	0	0	0	0
Transfers	28	10	22	0	59
Reclassifications (to)/from "held for sale"	(1,289)	(1,127)	(95)	0	(2,511)
Disposals	2	83	34	0	119
Exchange rate changes	140	175	41	0	356
Balance as of December 31, 2014	498	2,121	1,500	0	**4,118**
Carrying amount:					
Balance as of December 31, 2013	2,224	1,164	862	170	**4,420**
Balance as of December 31, 2014	1,062	826	880	141	**2,909**

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 57 million as of December 31, 2014.

Commitments for the acquisition of property and equipment were € 42 million at year-end 2014.

The Cosmopolitan of Las Vegas was reclassified to held for sale in the year and subsequently sold. For further information please see Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

24 – Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group's finance lease arrangements are made under usual terms and conditions.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2014	Dec 31, 2013
Land and buildings	13	82
Furniture and equipment	1	1
Other	5	0
Net carrying value	**19**	84

Future Minimum Lease Payments Required under the Group's Finance Leases

in € m.	Dec 31, 2014	Dec 31, 2013
Future minimum lease payments:		
Not later than one year	6	26
Later than one year and not later than five years	24	11
Later than five years	84	10
Total future minimum lease payments	**114**	47
Less: Future interest charges	71	19
Present value of finance lease commitments	**43**	28
Future minimum lease payments to be received	**9**	12
Contingent rent recognized in the income statement[1]	**0**	1

[1] The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However, the lease agreements do not include any clauses that impose any restriction on the Group's ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

Future Minimum Lease Payments Required under the Group's Operating Leases

in € m.	Dec 31, 2014	Dec 31, 2013
Future minimum rental payments:		
Not later than one year	778	824
Later than one year and not later than five years	2,370	2,324
Later than five years	1,955	1,865
Total future minimum rental payments	**5,103**	5,013
Less: Future minimum rentals to be received	171	161
Net future minimum rental payments	**4,932**	4,852

As of December 31, 2014, the total future minimum rental payments included € 386 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2014, the rental payments for lease and sublease agreements amounted to € 815 million. This included charges of € 835 million for minimum lease payments and € 10 million for contingent rents as well as € 29 million related to sublease rentals received.

25 – Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2014, and 2013, are shown below by cash-generating units ("CGU").

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2013	1,953	2,736	432	3,979	0	197	**9,297**
Goodwill acquired during the year	4	24	6	2	0	0	37
Purchase accounting adjustments	0	0	0	0	0	0	0
Transfers	(9)	0	8	1	0	0	0
Reclassification from (to) "held for sale"	0	0	0	(5)	0	0	(5)
Goodwill related to dispositions without being classified as "held for sale"	(1)	0	(1)	(1)	0	0	(3)
Impairment losses[2]	0	0	0	0	0	0	0
Exchange rate changes/other	(84)	(2)	(14)	(133)	0	(18)	(252)
Balance as of December 31, 2013	1,863	2,758	431	3,843	0	179	**9,074**
Gross amount of goodwill	2,963	2,758	431	3,843	651	646	**11,292**
Accumulated impairment losses	(1,100)	0	0	0	(651)	(467)	**(2,218)**
Balance as of January 1, 2014	1,863	2,758	431	3,843	0	179	**9,074**
Goodwill acquired during the year	0	0	0	0	0	0	0
Purchase accounting adjustments	0	1	0	0	0	0	1
Transfers	0	0	0	0	0	0	0
Reclassification from (to) "held for sale"	(13)	(1)	0	(3)	0	0	(17)
Goodwill related to dispositions without being classified as "held for sale"	0	0	(1)	(2)	0	0	(3)
Impairment losses[2]	0	0	0	0	0	(49)	(49)
Exchange rate changes/other	166	5	44	293	0	4	512
Balance as of December 31, 2014	2,016	2,763	474	4,131	0	134	**9,518**
Gross amount of goodwill	3,249	2,763	474	4,131	651	676	**11,944**
Accumulated impairment losses	(1,233)	0	0	0	(651)	(542)	**(2,426)**

[1] Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2] Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary CGUs. Such goodwill is summarized as "Others" in the table above. The nonintegrated investments in the NCOU consist of Maher Terminals LLC and Maher Terminals of Canada Corp.

In 2014, changes in goodwill (other than those related to exchange rate changes) mainly included the impairment of € 49 million recorded in the NCOU upon write-off of goodwill related to the nonintegrated investment in Maher Terminals LLC (included in column 'Others' of the above table), which was based on the continuing market uncertainty on the demand for U.S consumables impacting business volumes. The fair value less costs of disposal of the investment was determined based on a discounted free cash flow model. Accordingly, the fair value measurement was categorized as level 3 in the fair value hierarchy. The carrying amount of Maher Terminals LLC exceeded its recoverable amount, resulting in an impairment loss of € 194 million, which was recorded as impairment of intangible assets. Of that impairment amount, € 49 million was allocated to fully write-off related goodwill and another € 145 million was allocated to other intangible assets included in the CGU (see 'Other Amortizing Intangible Assets' in this Note). Key assumptions used in the fair value estimation included a discount rate (weighted average cost of capital, post-tax) of 9.3 % (prior year 9.1 %), a terminal value growth rate of 5.3 % and an average EBITDA growth rate of 13.2 %.

During 2013, changes in goodwill mainly included additions of € 37 million related to the step-acquisition of the Group's joint venture Xchanging etb GmbH. For more details on this transaction, please refer to Note 3 "Acquisitions and Dispositions".

In 2012, goodwill changes mainly included impairments of € 1,595 million recorded in the fourth quarter as a result of the annual goodwill impairment test conducted under the organizational structures both prior to as well as post re-segmentation.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates", the Group's primary CGUs are as outlined above. "Other" goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU's fair value less costs of disposal and its value in use.

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group's total equity at the date of valuation, including Additional Tier 1 Notes ("AT1 Notes"), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as Additional equity components in accordance with IFRS. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests. The carrying amount (excluding the AT1 Notes) is allocated to the primary CGUs in a two-step process. In the first step, total equity that is readily identifiable is allocated to the respective individual CGUs. This includes goodwill (plus the add-on adjustment for noncontrolling interests), unamortized other intangible assets as well as certain unrealized net gains and losses recorded directly in equity and noncontrolling interests. In the second step, the remaining balance of the carrying amount (excluding the AT1 Notes) is allocated across the CGUs based on the CGU's share of risk-weighted assets and certain capital deduction items relative to the Group (each is adjusted for items pertaining to nonintegrated investments). The AT1 Notes are allocated to the primary CGUs in proportion to their specific Leverage Ratio Shortfall ("LRS"), with LRS being a function of the Group's target Leverage Ratio, the CGU's Leverage Ratio Exposure Measure and the allocated Common Equity Tier 1 Capital. The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

The annual goodwill impairment tests in both 2014 and 2013 did not result in an impairment loss on the goodwill of the Group's primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

As a result of the Group's re-segmentation during the fourth quarter 2012 (see Note 4 "Business Segments and Related Information – Business Segments" for details), the annual impairment test had to be conducted both in the structure prior to re-segmentation ("old structure") and post re-segmentation ("new structure").These impairment tests resulted in goodwill impairments totaling € 1,595 million, consisting of € 1,174 million in the CGU CB&S under the old structure and of € 421 million in the CGUs Wholesale Assets (€ 369 million) and Operating Assets (€ 52 million) within the Corporate Division NCOU under the new structure.

Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of value in use and employs a DCF model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the value in use of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount.

The DCF model uses earnings projections and respective capitalization assumptions (with capital ratios no lesser than: Common Equity Tier 1 capital ratio: 10 %, Tier 1 capital ratio: 11.5 % and a Tier 1 leverage ratio: 3.5 %) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and are, in case of a going concern, assumed to increase by or converge towards a constant long-term growth rate of 3.2 % (2013: 3.2 %). This is based on expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

Key Assumptions and Sensitivities

Key Assumptions: The value in use of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

Primary cash-generating units

	Discount rate (pre-tax, determined implicitly based on post-tax rates)	
	2014	2013
Corporate Banking & Securities	14.5 %	16.5 %
Private & Business Clients	13.7 %	14.3 %
Global Transaction Banking	11.7 %	13.1 %
Deutsche Asset & Wealth Management	12.6 %	12.8 %
Non-Core Operations Unit[1]	14.8 %/14.5 %	17.0 %/16.6 %

[1] Comprised of two primary CGUs: NCOU Wholesale Assets (14.8 %) and NCOU Operating Assets (14.5 %). Stated pre-tax discount rates assume worst case post-tax valuation scenarios, whereas both CGUs are valued applying identical post-tax discount rates. Varying pre-tax rates are due to different cash-flow composition and pattern.

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Primary cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Corporate Banking & Securities	- Focus on client flows and solutions, benefiting from leading client market shares and higher customer penetration - Improved macro environment, especially in the Americas, whilst Europe is expected to see slower growth - Overall CB&S revenue pools are expected to see moderate growth. Corporate Finance and Equities revenue pools expected to trend higher, but Sales & trading Debt revenue pools will remain under pressure. - Targeted risk and balance sheet reduction and execution of management action to mitigate the impact of regulatory change - Improved asset efficiency under new regulatory framework and rigorously managed risk exposure - Reap benefits from Operational Excellence (OpEx) Program - Focus on efficiency gains from front-to-back platform improvements, whilst fully complying with regulatory requirements - Capitalize on close co-operation with other areas of the organization	- Potentially weaker macroeconomic environment due to still fragile growth impacted by potential event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced investor appetite - Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated - Potential margin compression and increased competition in products with lower capital requirements beyond expected levels - Outcome of major litigation cases - Cost and efficiency gains and expected benefits from Group-wide Operational Excellence (OpEx) Program are not realized as anticipated - Increase cost pressures from regulatory driven spend - Delay in execution of risk mitigation strategies and further headwinds from regulatory technical standards, regulatory focus on operational risk and the continued review of RWA measurement on Basel level
Private & Business Clients	- Leading position in home market Germany, strong position in other European markets, growth options in key Asian countries and a highly efficient platform - Improvement of digital capabilities as key initiative in PBC - Selective growth in Credit Products and expanding in investment and insurance business in advisory banking horizon partially mitigating impacts from low interest rate environment and leverage constraints - Achievement of synergies between Deutsche Bank and Postbank on the revenue and the cost side - Cost savings in light of Group-wide OpEx - Efficient use from our growth investments in key Asian countries	- Significant economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth - The development of investment product markets and respective revenues additionally depend on customer confidence for investments - Continued low interest rates potentially leading to a further margin compression - Synergies related to Postbank acquisition are not realized or are realized later than foreseen - Lower synergy achievement rates related to PBC's efficiency programs - An environment of tightening regulation leading to further not yet anticipated impact on revenues and costs
Global Transaction Banking	- Cost savings in light of Group-wide OpEx - Capitalize on synergies resulting from closer co-operation with other areas of the bank - Macroeconomic recovery - Interest rate recovery from mid 2015 onwards - Positive development of international trade volumes, cross-border payments and corporate actions - Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets - Successful turn-around of the commercial banking activities in the Netherlands	- Slower recovery of the world economy and its impact on trade volumes, interest rates and foreign exchange rates - Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels - Uncertainty around regulation and its potential implications not yet anticipated - Cost savings in light of Group-wide OpEx do not materialize as anticipated - Outcome of potential legal matters - Benefits from the turn-around measures of the commercial banking activities in the Netherlands are not realized as expected
Deutsche Asset & Wealth Management	- Cost savings in light of Group-wide OpEx and Deutsche AWM platform optimization from merger of AM, PWM and Passive CB&S to form Deutsche AWM - Deutsche AWM's overall internal strategy continuously informed by market trends and developments, including global wealth creation, a growing retirement market and the rapid expansion of alternatives and passive investment offerings - Expanding business with ultra high net worth clients - Building out the alternatives and passive/ETF businesses - Home market leadership in Germany through Wealth Management and DWS - Organic growth strategy in Asia/Pacific and Americas as well as intensified co-operation with CB&S and GTB - Strong coverage of emerging markets	- Major industry threats, i.e., market volatility, sovereign debt burden, increasing costs from regulatory changes - Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products - Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, loss of high quality relationship managers - Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers - Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned - Uncertainty around regulation and its potential implications not yet anticipated

Primary cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
	- Maintained or increased market share in the fragmented competitive environment	
Non-Core Operations Unit Wholesale Assets	- Continued execution of successful de-risking program - Continued capitalization of other divisions sales and distribution networks to facilitate successful de-risking program	- Potentially weaker macroeconomic environment due to still fragile growth impacted by event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced ability to de-risk at an economically viable level - Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated - Outcome of litigation cases
Non-Core Operations Unit Operating Assets	- Continued efforts to improve the underlying performance of operating assets in preparation for eventual sale	- Potentially weaker macroeconomic environment due to still fragile growth impacted by event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced ability to dispose of operating assets at an economically viable level - Outcome of litigation cases

Sensitivities: In validating the value in use determined for the CGUs, certain external factors as well as the major value drivers of each CGU are reviewed regularly. Deutsche Bank's market capitalization remained below book value in 2014. In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only CGUs where reasonable possible changes in key assumptions could cause an impairment loss were CB&S and PBC, for which the recoverable amount exceeded the respective carrying amount by 16 % or € 5.0 billion (CB&S) and 63 % or € 9.9 billion (PBC).

Change in certain key assumptions to cause the recoverable to equal the carrying amount

Change in Key Assumptions	CB&S	PBC
Discount rate (post tax) increase from/to	10.3 %/11.5 %	10.0 %/14.1 %
Projected future earnings in each period	(12) %	(34) %
Long term growth rates	N/M[1]	N/M[1]

N/M – Not meaningful
[1] A rate of 0 % would still lead to a recoverable amount in excess of the carrying amount.

The recoverable amounts of all remaining primary CGUs, except for those in the NCOU, were substantially in excess of their respective carrying amounts.

However, a review of the Group's strategy or certain political or global risks for the banking industry such as a return of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group's CGUs and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2014, and 2013, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized					Amortized	
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Software and other	Total amortized purchased intangible assets	Software	
Cost of acquisition/manufacture:										
Balance as of January 1, 2013	878	440	1,318	1,519	848	686	938	3,991	2,261	7,570
Additions	0	0	0	24	0	0	41	65	663	728
Changes in the group of consolidated companies	0	0	0	(12)	0	0	11	(1)	0	(1)
Disposals	0	0	0	0	0	0	19	19	36	55
Reclassifications from (to) "held for sale"	0	0	0	(48)	0	0	(41)	(89)	(10)	(99)
Transfers	0	0	0	0	0	0	22	22	(68)	(46)
Exchange rate changes	(38)	1	(37)	(34)	(18)	(25)	(16)	(93)	(34)	(164)
Balance as of December 31, 2013	840	441	1,281	1,449	830	661	936	3,876	2,776	7,933
Additions	0	0	0	40	0	0	52	92	962	1,054
Changes in the group of consolidated companies	0	0	0	0	0	(14)	(2)	(16)	0	(16)
Disposals	0	0	0	9	0	0	12	21	99	120
Reclassifications from (to) "held for sale"	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	(3)	0	(1)	17	13	(26)	(13)
Exchange rate changes	111	0	111	53	58	74	33	218	102	431
Balance as of December 31, 2014	951	441	1,392	1,530	888	720	1,024	4,162	3,715	9,269
Accumulated amortization and impairment:										
Balance as of January 1, 2013	300	2	302	741	164	142	592	1,639	707	2,648
Amortization for the year	0	0	0	99	32	36	112	279	239	518[1]
Changes in the group of consolidated companies	0	0	0	(12)	0	0	6	(6)	0	(6)
Disposals	0	0	0	0	0	0	13	13	34	47
Reclassifications from (to) "held for sale"	0	0	0	(39)	0	0	(32)	(71)	(6)	(77)
Impairment losses	0	0	0	72	0	7	4	83	43	126[2]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	0	10	10	(21)	(11)
Exchange rate changes	(13)	0	(13)	(25)	(2)	(5)	(12)	(44)	(19)	(76)
Balance as of December 31, 2013	287	2	289	836	194	180	667	1,877	909	3,075
Amortization for the year	0	0	0	99	35	35	78	247	335	582[3]
Changes in the group of consolidated companies	0	0	0	0	0	(6)	(2)	(8)	(1)	(9)
Disposals	0	0	0	8	0	0	12	20	97	117
Reclassifications from (to) "held for sale"	0	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	117	29	146	48	194[4]
Reversals of impairment losses	84	0	84	0	0	0	0	0	0	84[5]
Transfers	0	0	0	1	0	0	2	3	(8)	(5)
Exchange rate changes	37	1	38	49	14	17	19	99	63	200
Balance as of December 31, 2014	240	3	243	977	243	343	781	2,344	1,249	3,836
Carrying amount:										
As of December 31, 2013	553	439	992	613	636	481	269	1,999	1,867	4,858
As of December 31, 2014	711	438	1,149	553	645	377	243	1,818	2,466	5,433

[1] The € 518 million were included in general and administrative expenses.
[2] Of which € 79 million were included in impairment of intangible assets, consisting of impairments of customer-related intangible assets (€ 72 million) and beneficial contracts (€ 7 million). Furthermore, € 47 million of impairments related to purchased (€ 4 million) and self-developed software (€ 43 million) were recorded in general and administrative expenses.
[3] The € 582 million were included in general and administrative expenses.
[4] Of which € 146 million were included in impairment of intangible assets, consisting of impairments of contract-based intangible assets (€ 117 million) and trade names (€ 29 million). Furthermore, € 48 million of impairments related to self-developed software were recorded in general and administrative expenses.
[5] € 84 million were recorded as reversal of a prior year's impairment and are included under impairment of intangible assets.

Amortizing Intangible Assets

In 2014, additions to internally generated intangible assets were € 962 million, which represent the capitalization of expenses incurred in conjunction with the Group's activities related to the development of own-used software. Impairments of € 146 million recorded on purchased other intangible assets were largely attributable to Maher Terminals LLC (NCOU; thereof € 116 million on lease rights ('contract-based') and € 29 million on trade mark ('software and others')), following the continued negative outlook for container and business volumes (please refer to 'Changes in Goodwill' in this Note for additional information on the valuation result of Maher Terminals LLC). The impairment of self-developed software of € 48 million was largely a result of the reassessment of current platform software under the OpEx Program.

Changes in amortizing other intangible assets recognized during 2013 mainly included additions of € 663 million to internally generated intangible assets. Impairments of € 83 million recorded on purchased other intangible assets were largely attributable to the commercial banking activities in the Netherlands (GTB), which had seen similar charges already in 2012. The impairment on self-developed software of € 43 million was largely a result of the reassessment of current platform software under the OpEx Program.

In 2012, impairments recorded on customer-related intangible assets totaling € 86 million included € 73 million in connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands (GTB) and € 13 million related to the realignment of PBC's Consumer Banking proposition. The impairment of self-developed software of € 95 million was mainly the result of changes in the planned deployment of an IT system in Deutsche AWM.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 41 "Insurance and Investment Contracts").

Useful lives of other amortized intangible assets by asset class

	Useful lives in years
Internally generated intangible assets:	
Software	up to 10
Purchased intangible assets:	
Customer-related intangible assets	up to 25
Contract-based intangible assets	up to 23
Value of business acquired	up to 30
Other	up to 80

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-methodology.

Retail investment management agreements: These assets, amounting to € 711 million, relate to the Group's U.S. retail mutual fund business and are allocated to the Deutsche AWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

The recoverable amount of the asset of € 711 million was calculated as fair value less costs of disposal using the multi-period excess earnings method and the fair value measurement was categorized as level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast and the effective fee rate. The discount rates (cost of equity) applied in the calculation were 10.7 % in 2014 and 11.4 % in 2013. Therefore, in 2014, a reversal of impairment of € 84 million was recognized and recorded in impairment of intangible assets in the income statement, mainly due to a positive flows forecast on the back of a strengthening franchise, a favorable asset mix and a decrease in the discount rate. In 2013, neither an impairment nor write-up was recorded, as the valuation remained steady to prior year. In 2012, a loss of € 202 million was recognized in the income statement as impairment of intangible assets. The impairment loss was predominantly due to declines in the expected development of invested asset flows, considering historical growth trends and impacts from the strategic review of the business conducted in 2012 as well as the competitive environment.

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU Deutsche AWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognized in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 411 million. The Sal. Oppenheim trademark was recognized at € 27 million. Since both trademarks are expected to generate cash flows for an indefinite period of time, they are classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. The recoverable amounts were calculated as the fair value less costs of disposal of the trademarks based on the income approach using the relief-from-royalty method. Since acquisition, there have been no impairments.

26 – Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2014	Dec 31, 2013
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	0	574
Trading assets, Derivatives, Financial assets designated at fair value through P&L	0	525
Financial assets available for sale	0	2,917
Loans	0	2,032
Property and equipment	142	212
Other assets	38	411
Total assets classified as held for sale	**180**	6,670
Deposits, Central bank funds purchased and securities sold under resale agreements	0	4,425
Trading liabilities, Derivatives, Financial liabilities designated at fair value through P&L	0	439
Long-term debt	0	856
Other liabilities	0	544
Total liabilities classified as held for sale	**0**	6,264

As of December 31, 2014 and December 31, 2013, unrealized net gains of € 0 million and € 2 million, respectively, relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2014

As part of the OpEx program and in an effort to outsource parts of its wholesale information technology (IT) infrastructure services, the Group had reclassified mainly IT related fixed assets as a disposal group held for sale. The assets, which mainly comprise property and equipment, are initially included in the Infrastructure area, and are expected to be sold within one year. The reclassification of the disposal group to the held for sale category resulted in an impairment loss of € 11 million, which was recorded in other income.

In the first quarter 2014, the Group had classified a real estate foreclosure portfolio as held for sale within the Corporate Division NCOU. The portfolio has since been sold. Its classification as held for sale did not result in an impairment loss.

Also during 2014, the Group classified within CB&S several disposal groups consisting of foreclosures as held for sale. All assets are expected to be sold within one year. Their classification as held for sale did not result in an impairment loss. The respective assets have been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

Disposals in 2014

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	Sale of Nevada Property 1 LLC, a wholly owned subsidiary and owner of The Cosmopolitan of Las Vegas ("The Cosmopolitan"), a leading resort and casino, to Blackstone. Under the transaction, Blackstone acquired 100 % of The Cosmopolitan for a cash consideration of approximately € 1.4 billion (U.S.$ 1.73 billion).	An impairment loss of € 9 million recorded in the fourth quarter 2014.	Fourth quarter 2014
Deutsche Asset & Wealth Management	Sale of part of the Group's Wealth Management business in the UK.	An impairment loss of € 9 million recorded in the first quarter 2014.	Third quarter 2014
Private & Business Clients	Office building previously held as property and equipment.	None.	Second quarter 2014
Non-Core Operations Unit	Sale of the Group's subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International ("RHJI"), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value.	None.	First quarter 2014
Non-Core Operations Unit	Sale of office buildings previously held as investment property within other assets.	None.	First quarter 2014

[1] Impairment losses and reversals of impairment losses are included in Other income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2013

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Non-Core Operations Unit	Disposal of the Group's subsidiary BHF-BANK	An impairment loss of € 183 million recorded in the fourth quarter 2013.	Disposal in first quarter 2014
Non-Core Operations Unit/Private & Business Clients	Several office buildings held as either property and equipment or investment property.	An impairment loss of € 4 million (PBC) recorded in the fourth quarter 2013.	Disposals in 2014
Corporate Banking & Securities	Several disposal groups, consisting of foreclosure assets.	None.	Disposals in 2014
Deutsche Asset & Wealth Management	Part of the Group's Wealth Management business in the UK	An impairment loss of € 5 million recorded in the fourth quarter 2013.	Disposal in the third quarter 2014

[1] Impairment losses and reversals of impairment losses are included in Other income.

Disposals in 2013

Division	Disposal	Financial impact [1]	Date of the disposal
Non-Core Operations Unit	Building held as property and equipment.	None.	Fourth quarter 2013
Deutsche Asset & Wealth Management	Building held as property and equipment.	None.	Third quarter 2013
Global Transaction Banking	A wholly owned subsidiary, providing merchant acquiring services to multi-national clients.	None.	Second quarter 2013
Deutsche Asset & Wealth Management	Disposal group mainly consisting of real estate fund units.	None.	First quarter 2013

[1] Impairment losses and reversals of impairment losses are included in Other income.

27 – Other Assets and Other Liabilities

in € m.	Dec 31, 2014	Dec 31, 2013
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	65,096	40,938
Receivables from prime brokerage	10,785	9,140
Pending securities transactions past settlement date	4,741	2,697
Receivables from unsettled regular way trades	34,432	30,410
Total brokerage and securities related receivables	115,054	83,185
Accrued interest receivable	2,791	3,236
Assets held for sale	180	6,670
Other	19,955	19,448
Total other assets	**137,980**	112,539

in € m.	Dec 31, 2014	Dec 31, 2013
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	70,558	53,435
Payables from prime brokerage	33,985	30,266
Pending securities transactions past settlement date	3,473	2,289
Payables from unsettled regular way trades	35,195	33,001
Total brokerage and securities related payables	143,210	118,992
Accrued interest payable	2,953	3,673
Liabilities held for sale	0	6,264
Other	37,659	34,666
Total other liabilities	**183,823**	163,595

For further details on the assets and liabilities held for sale please refer to Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

28 – Deposits

in € m.	Dec 31, 2014	Dec 31, 2013
Noninterest-bearing demand deposits	160,733	149,471
Interest-bearing deposits		
Demand deposits	137,966	140,813
Time deposits	124,347	127,787
Savings deposits	109,885	109,679
Total interest-bearing deposits	372,198	378,279
Total deposits	**532,931**	527,750

29 – Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational/ Litigation	Restructuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2013	963	2,604	165	341	822	**4,895**
Changes in the group of consolidated companies	0	3	0	0	2	5
New provisions	200	2,673	344	119	408	3,744
Amounts used	(119)	(2,717)	(275)	(101)	(299)	(3,511)
Unused amounts reversed	(11)	(401)	(22)	0	(152)	(586)
Effects from exchange rate fluctuations/ Unwind of discount	(19)	(38)	(6)	(14)	(10)	(87)
Transfers	(3)	(18)	1	0	(131)	(151)[2]
Other	0	0	0	0	0	0
Balance as of December 31, 2013	1,011	2,106	207	345	639	**4,308**
Changes in the group of consolidated companies	0	0	0	0	0	0
New provisions	211	2,049	154	411	609	3,434
Amounts used	(104)	(307)	(195)	(45)	(194)	(845)
Unused amounts reversed	(3)	(319)	(52)	(88)	(189)	(651)
Effects from exchange rate fluctuations/ Unwind of discount	35	103	6	46	14	204
Transfers	0	0	0	0	0	0
Other	0	0	0	0	0	0
Balance as of December 31, 2014	1,150	3,632	120	669	880	**6,451**

[1] For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 20 "Allowance for Credit Losses", in which allowances for credit related off-balance sheet positions are disclosed.
[2] Includes mainly reclassifications (to)/from liabilities held for sale.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational/Litigation provisions arise out of operational risk, which is the potential for failure (including the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This excludes business and reputational risk. Operational risk issues may result in demands from customers, counterparties and regulatory bodies or in legal proceedings.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 "Restructuring".

Mortgage Repurchase Demands provisions arise out of Deutsche Bank's U.S. residential mortgage loan business. From 2005 through 2008, as part of this business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank's general practice is to process valid repurchase demands that are presented in compliance with contractual rights and applicable statutes of limitations.

As of December 31, 2014, Deutsche Bank has approximately U.S.$ 4.8 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 813 million (€ 669 million) as of December 31, 2014. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables in 2014 of U.S.$ 359 million (€ 295 million) as of December 31, 2014. The net provisions against these demands following deduction of such receivables were U.S.$ 454 million (€ 374 million) as of December 31, 2014. No such indemnity receivables were recognized for prior years.

As of December 31, 2014, Deutsche Bank has completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S. $ 5.3 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 72.9 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount, which can be influenced by, among other things, court decisions on when the statute of limitations on breaches of representations and warranties accrues including in an appeal pending before the New York Court of Appeal with respect to a residential mortgage-backed security issued by Deutsche Bank. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, the provision for the United Kingdom bank levy and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank (see Note 38 "Related Party Transactions").

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, the Group estimates the possible loss where the Group believes that an estimate can be made.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Where a provision has been taken for a particular claim, no contingent liability is recorded.

In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group's experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For the Bank's significant matters where an estimate can be made, the Group currently estimates that, as of December 31, 2014, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.0 billion (December 31, 2013: € 1.5 billion). This figure includes contingent liabilities on matters where the Group's potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group's potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the "SO") against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the "EEA Agreement"). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC's preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts.

Antitrust Litigation regarding Credit Default Swaps. A multi-district civil class action is currently pending in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs' remaining claims is ongoing.

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank's bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank has been in discussions with the SEC staff regarding the resolution of its investigation in this matter. There can be no assurance that such a resolution will be achieved.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA ("Sal. Oppenheim") was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Project GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors' decision. Based on the facts of the individual cases, some courts decided in favor and some against Sal. Oppenheim. Appeals are pending.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading, and various other aspects, of the foreign exchange market. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank has also been named as a defendant in three putative class actions – two involving non-U.S. plaintiffs and one involving U.S. plaintiffs – brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the federal judge overseeing the class actions granted the motion to dismiss with prejudice in the two actions involving non-U.S. plaintiffs while denying the motion to dismiss in the action involving U.S. plaintiffs.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank's alternative trading system ("ATS" or "Dark Pool"), SuperX. The Bank is cooperating with these requests. Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission's investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. Deutsche Bank nonetheless remains exposed to civil litigation and further regulatory action relating to these benchmarks.

Deutsche Bank has been informed by certain of the authorities investigating these matters that proceedings against Deutsche Bank will be recommended with respect to some aspects of the matters under investigation, and Deutsche Bank is engaged in discussions with those authorities about potential resolution of those investigations.

In the period from mid-2012 to autumn 2014, five financial institutions entered into settlements with the U.K. Financial Conduct Authority (formerly the Financial Services Authority), U.S. Commodity Futures Trading Commission, U.S. Department of Justice (DOJ), and other regulators. While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, three financial institutions' settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions' settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. dollar LIBOR. With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. dollar LIBOR MDL). In March 2013, the court dismissed the federal and state antitrust claims, claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO) and certain state law claims that had been asserted in six amended complaints. Plaintiffs representing a putative class of bondholders are currently pursuing an appeal from the dismissal of their sole claim (a federal antitrust claim) from the U.S. dollar LIBOR MDL to the United States Court of Appeals for the Second Circuit, following a decision by the United States Supreme Court permitting them to pursue an appeal at this time. The District Court has also granted applications made by other plaintiffs in the U.S. dollar LIBOR MDL whose federal antitrust claims were dismissed by the District Court, or whose cases were stayed by the District Court pending the outcome of the bondholder plaintiffs' appeal to the Supreme Court, to pursue immediate appeals to the Second Circuit on their federal antitrust claims. (The Second Circuit has denied a request by a separate group of plaintiffs to reinstate their appeal, which was initially dismissed by the Second Circuit as untimely in 2013. That group of plaintiffs has now filed a new notice of appeal.) Additional complaints relating to the alleged manipulation of U.S. dollar LIBOR have been filed in, removed to, or transferred to the SDNY and are being coordinated as part of the U.S. dollar LIBOR MDL. The court issued a decision in June 2014 permitting plaintiffs to proceed with certain claims under the Commodity Exchange Act (CEA), as well as certain state law contract and unjust enrichment claims. Various plaintiffs proceeding in their individual capacities (i.e., non-class actions) have filed amended complaints, and the parties have briefed motions to dismiss. Plaintiffs representing putative classes of homeowners and lenders have also filed amended complaints, and the parties are briefing motions to dismiss. The Bank has also filed motions to dismiss complaints for lack of personal jurisdiction filed by putative classes of plaintiffs who allegedly transacted in over-the-counter financial instruments referencing U.S. dollar LIBOR and plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR. An additional action concerning U.S. dollar LIBOR is independently pending in the SDNY and is subject to pending motions to dismiss. Finally, the Bank has also been named as a defendant in a civil action pending in the Central District of California concerning U.S. dollar LIBOR. The court has granted the Bank's motion to dismiss for lack of personal jurisdiction and has dismissed the claims asserted against the other defendants in the case as well. The plaintiff has filed a notice of appeal seeking review by the United States Court of Appeals for the Ninth Circuit.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the SDNY court granted defendants' motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants' motions as to certain claims asserted under the CEA. Motions to dismiss the case for lack of personal jurisdiction filed by Deutsche Bank and certain other foreign defendants are pending and discovery is stayed through April 7, 2015. Deutsche Bank is also a defendant in a putative class action concerning the alleged manipulation of EURIBOR. The court granted a motion to stay discovery through May 12, 2015. Defendants' time to respond to that complaint has been stayed pending amendments to the complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the CEA, federal and state antitrust laws, RICO, and other federal and state laws.

Kirch. The public prosecutor's office in Munich has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board members Juergen Fitschen and Dr. Stephan Leithner. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank's Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch's (and his companies') inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The investigation involving current Management Board member Juergen Fitschen and several former Management Board members has been concluded. At the beginning of August 2014, an indictment was filed with the District Court of Munich against Mr. Fitschen and such former Management Board members. The public prosecutor has applied for the court to order Deutsche Bank's secondary participation in the proceedings in regard to a potential regulatory offence pursuant to Section 30 of the German Regulatory Offences Act. The indictment was served to the former Management Board members, Mr. Fitschen and Deutsche Bank AG in September 2014. On March 2, 2015, the District Court of Munich admitted the indictment and opened the trial against all accused. The court also ordered the secondary participation of Deutsche Bank AG.

The investigation involving current Management Board member Dr. Stephan Leithner is ongoing.

The allegations of the public prosecutors are that the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank's litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The investigation of Dr. Leithner and the indictment of Mr. Fitschen are based on the allegation that (unlike the other current Management Board members of the Bank) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding former Management Board members is based on the allegation that such former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor's office.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 ("KOSPI 200") in the closing auction on November 11, 2010 by approximately 2.7 %, the Korean Financial Supervisory Service ("FSS") commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS' findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor's Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank's subsidiary Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK's business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor's Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees may be delivered during 2015. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of approximately € 250 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with verdicts in some actions possible during 2015.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as "Deutsche Bank"), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. Deutsche Bank is one of thirteen financial institutions named as defendants. The complaint alleges damages of $1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 16, 2014, after the Attorney General for Virginia decided to intervene in the action. The case is in the early stages, and Deutsche Bank is contesting VRS's assertion that the Virginia state court can exercise personal jurisdiction over it.

Deutsche Bank has been named as defendant in numerous other civil litigations in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of $ 340 million. Deutsche Bank's portion of the settlement is not material to it.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. On February 4, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. Discovery in the action, which had been stayed while the plaintiffs' motion had been pending, will now resume.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in a putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Aozora Bank, Ltd., Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Knights of Columbus, Mass Mutual Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System and The Charles Schwab Corporation.

On November 17, 2014, pursuant to confidential settlement agreements executed on November 6, 2014, Assured Guaranty Municipal Corporation dismissed with prejudice the action it had filed against Deutsche Bank and Deutsche Bank dismissed with prejudice the third-party claims it had filed in that action against Greenpoint Mortgage Funding, Inc. The net financial impact of the settlements was not material to Deutsche Bank.

On December 15, 2014, pursuant to a confidential settlement agreement executed on December 9, 2014, Landesbank Baden-Württemberg dismissed with prejudice the action it had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

On December 18, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Countrywide. Deutsche Bank's understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide.

On January 14, 2015, the court granted Deutsche Bank's motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO Ltd. On February 17, 2015, Aozora Bank, Ltd. filed a motion to reargue, or, in the alternative, to file an amended complaint. Deutsche Bank has opposed the motion. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank relating to a collateralized debt obligation identified as Brooklyn Structured Finance CDO, Ltd., in which a motion to dismiss currently is pending before the court.

Pursuant to a confidential settlement agreement dated January 15, 2015, John Hancock Life Insurance Company (U.S.A.) and affiliates agreed to dismiss with prejudice the action they had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank dated January 14, 2015, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings.

On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank's understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. The case is in discovery.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed investments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. Pursuant to the agreement with Monarch, Monarch requested that HSBC conduct a vote of certificateholders for each of the trusts with respect to the approval or rejection of the proposed settlements. HSBC has notified the relevant certificateholders of the proposed settlement agreements and that it is currently undertaking a review of the proposed agreements and intends to issue future notices to certificateholders regarding the proposed agreements shortly. In the event one or more of the settlements are completed, a substantial portion of the settlement funds paid by Deutsche Bank would be reimbursed by a non-party to the litigation. The net economic impact of the settlements is not material to Deutsche Bank.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Deutsche Bank National Trust Company ("DBNTC") and Deutsche Bank Trust Company Americas ("DBTCA") have been sued by investors in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA's alleged failure to perform their duties as trustees for the trusts. Plaintiffs have since dismissed their state court complaint and refiled an amended complaint in the U.S. District Court for the Southern District of New York. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC's alleged failure to perform its duties as trustee for the trusts. DBNTC has moved to dismiss the complaint. On November 7, 2014, the National Credit Union Administration Board, as an investor in 121 RMBS trusts, filed a lawsuit in the U.S. District Court for the Southern District of New York against DBNTC as trustee of those trusts, alleging violations of the TIA and the New York Streit Act for DBNTC's alleged failure to perform certain purported statutory and contractual duties. On December 23, 2014, certain CDOs that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, and negligent misrepresentation, based on DBNTC's alleged failure to perform its duties as trustee for the trusts.

Precious Metals Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement authorities who are investigating trading, and various other aspects of, precious metals. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank has been conducting its own internal review of precious metals trading and other aspects of its precious metals business. Deutsche Bank is also named as a defendant in several putative class action complaints pending in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and the U.S. Commodity Exchange Act related to the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank's compliance with the Foreign Corrupt Practices Act and other laws with respect to the Bank's hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with the investigating agencies.

30 – Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party's failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group's irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2014	Dec 31, 2013
Irrevocable lending commitments	154,446	137,202[1]
Contingent liabilities	62,087	65,630
Total	**216,533**	202,832

[1] In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short-/medium-term Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany or by the Commodity Credit Corporation acting on behalf of the United States.

31 – Other Short-Term Borrowings

in € m.	Dec 31, 2014	Dec 31, 2013
Other short-term borrowings:		
Commercial paper	14,787	20,852
Other	28,144	38,915
Total other short-term borrowings	**42,931**	59,767

32 – Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2015	Due in 2016	Due in 2017	Due in 2018	Due in 2019	Due after 2019	Total Dec 31, 2014	Total Dec 31, 2013
Senior debt:								
Bonds and notes:								
Fixed rate	15,155	11,887	15,733	6,288	9,344	26,389	84,795	76,953
Floating rate	7,174	6,337	5,131	3,129	6,514	6,365	34,651	26,503
Subordinated debt:								
Bonds and notes:								
Fixed rate	705	500	1	70	28	1,385	2,689	3,022
Floating rate	1,039	0	0	50	20	1,248	2,358	4,557
Other	1,666	5,495	1,615	2,110	1,224	8,234	**20,344**	22,047
Total long-term debt	25,739	24,219	22,480	11,647	17,130	43,622	**144,837**	133,082

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2014 and 2013.

Trust Preferred Securities[1]

in € m.	Dec 31, 2014	Dec 31, 2013
Fixed rate	8,662	8,613
Floating rate	1,912	3,313
Total trust preferred securities	**10,573**	11,926

[1] Perpetual instruments, redeemable at specific future dates at the Group's option.

33 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

					Dec 31, 2014
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	160,733	0	0	0	0
Interest bearing deposits	138,030	160,290	51,183	13,855	12,503
Trading liabilities[1]	41,843	0	0	0	0
Negative market values from derivative financial instruments[1]	610,202	0	0	0	0
Financial liabilities designated at fair value through profit or loss	29,752	12,543	4,292	3,947	6,696
Investment contract liabilities[2]	0	91	847	1,586	5,999
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	282	636	1,543	2,602
Central bank funds purchased	986	0	0	0	0
Securities sold under repurchase agreements	3,696	4,964	2,007	0	0
Securities loaned	1,961	26	0	0	363
Other short-term borrowings	26,633	8,035	8,832	0	0
Long-term debt	543	6,597	21,983	83,529	51,855
Trust preferred securities	0	4,183	1,396	6,440	251
Other financial liabilities	155,066	4,011	477	372	23
Off-balance sheet loan commitments	139,342	0	0	0	0
Financial guarantees	22,344	0	0	0	0
Total[4]	1,331,132	201,023	91,653	111,271	80,292

[1] Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which Group's management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
[2] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 "Insurance and Investment Contracts" for more detail on these contracts.
[3] Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
[4] The balances in the table do not agree to the numbers in the Group's balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

					Dec 31, 2013
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	149,471	0	0	0	0
Interest bearing deposits	140,882	184,274	31,136	14,172	12,282
Trading liabilities[1]	55,804	0	0	0	0
Negative market values from derivative financial instruments[1]	483,428	0	0	0	0
Financial liabilities designated at fair value through profit or loss[2]	50,477	54,198	4,247	6,389	6,240
Investment contract liabilities[3]	0	76	793	1,328	5,871
Negative market values from derivative financial instruments qualifying for hedge accounting[4]	0	20	35	238	323
Central bank funds purchased	2,056	0	400	0	0
Securities sold under repurchase agreements	6,485	4,630	645	0	0
Securities loaned	2,081	39	0	0	207
Other short-term borrowings	36,694	16,211	6,874	0	0
Long-term debt	840	16,663	16,713	67,325	50,105
Trust preferred securities	0	4,595	1,176	7,860	237
Other financial liabilities	131,998	3,946	669	722	107
Off-balance sheet loan commitments[5]	114,617	0	0	0	0
Financial guarantees	20,605	0	0	0	0
Total[6]	1,195,438	284,650	62,688	98,034	75,373

[1] Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which Group's management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
[2] In 2014, comparatives have been restated by € 1.4 billion, as the book values were erroneously utilised instead of the required notional amounts.
[3] These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 41 "Insurance and Investment Contracts" for more detail on these contracts.
[4] Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
[5] In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[6] The balances in the table do not agree to the numbers in the Group's balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Additional Notes

34 –
Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2013	929,499,640	(315,742)	929,183,898
Shares issued under share-based compensation plans	0	0	0
Capital increase	90,000,000	0	90,000,000
Shares purchased for treasury	0	(396,958,039)	(396,958,039)
Shares sold or distributed from treasury	0	397,101,877	397,101,877
Common shares, December 31, 2013	1,019,499,640	(171,904)	1,019,327,736
Shares issued under share-based compensation plans	0	0	0
Capital increase	359,773,491	0	359,773,491
Shares purchased for treasury	0	(310,846,161)	(310,846,161)
Shares sold or distributed from treasury	0	310,757,883	310,757,883
Common shares, December 31, 2014	1,379,273,131	(260,182)	1,379,012,949

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for future share-based compensation.

On June 5, 2014, Deutsche Bank AG issued 59.9 million new common shares at € 29.20 per share, resulting in total proceeds of € 1.7 billion. The shares were issued with full dividend rights for the year 2014 from authorized capital and without pre-emptive rights. The shares were placed with Paramount Services Holdings Ltd.

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 299.8 million new common shares were issued, resulting in total proceeds of € 6.8 billion. The shares were issued with full dividend rights for the year 2014. 99.1 % of the subscription rights were exercised and thus 297.1 million new shares were issued at the subscription price of € 22.50 per share. The remaining 2.8 million new shares were sold in the market at an average price of € 26.58 per share.

The transaction costs related to these capital increases that were directly recorded in equity amounted to € 0.1 billion after tax.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2014, Deutsche Bank AG had authorized but unissued capital of € 256,579,863 which may be issued in whole or in part until April 30, 2019. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 579,863	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2018
€ 256,000,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2019

Conditional Capital

The Management Board is authorized to issue once or more than once, participatory notes that are linked with conversion rights or option rights and/or convertible bonds and/or bonds with warrants. The participatory notes, convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2017
€ 256,000,000	April 30, 2019

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2014, 2013 and 2012, respectively.

	2014 (proposed)	2013	2012
Cash dividends declared (in € m.)[1]	1,034	765	764
Cash dividends declared per common share (in €)	0.75	0.75	0.75

[1] Cash dividend for 2014 is based on the number of shares issued as of December 31, 2014.

No dividends have been declared since the balance sheet date.

Additional Equity Components

In 2014, Deutsche Bank AG placed two tranches of Additional Tier 1 Notes (the "AT1 Notes" or "Notes") amounting to € 4.7 billion.

On May 20, 2014, Deutsche Bank AG placed Additional Tier 1 Notes, amounting to € 3.5 billion. Warrants to subscribe a total of 30,250 shares, which had originally been attached to the Notes, were already detached by an initial subscriber.

Additional Tier 1 Notes were also placed on November 19, 2014, amounting to USD 1.5 billion (€ 1.2 billion equivalent). The Notes bear a fixed coupon of 7.50 %, payable annually, until April 30, 2025, the first date at which the Bank can call the Notes.

The AT1 Notes constitute unsecured and subordinated notes of Deutsche Bank. The Notes bear interest on their nominal amount from the issue date to the first call date at a fixed annual rate. Thereafter the interest rate will be reset at five year intervals. The Notes contain features that may require Deutsche Bank and will permit Deutsche Bank in its sole and absolute discretion at all times and for any reason to cancel any payment of interest. If cancelled, interest payments are non-cumulative and will not increase to compensate for any shortfall in interest payments in any previous year. The Notes do not have a maturity date. They are redeemable by Deutsche Bank at its discretion on the respective first call date and at five year intervals thereafter or in other limited circumstances. In each case, the Notes are subject to limitations and conditions as described in the terms and conditions for example, the Notes can be redeemed by Deutsche Bank at its discretion, in whole but not in part, for certain regulatory or taxation reasons. Any redemption is subject to the prior consent of the competent supervisory authority. The redemption amount and the nominal amount of the Notes may be written down upon the occurrence of a trigger event. A trigger event occurs if the Common Equity Tier 1 capital ratio, determined on a consolidated basis falls below 5.125 %. The Notes may also be written up, following a trigger event, subject to meeting certain conditions.

35 – Employee Benefits

Share-Based Compensation Plans

The Group made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsch Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2014/ 2013	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual retention
		Or cliff vesting after 54 months[1]	Yes[2]	Members of Management Board or of Senior Management Group
	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff
	Annual Award - Upfront	Vesting immediately at grant[3]	No	Regulated employees
2012/ 2011	Annual Award	1/3: 12 months[4] 1/3: 24 months[4] 1/3: 36 months[4]	Yes	Select employees as annual retention
	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff
	Annual Award - Upfront	Vesting immediately at grant[3]	No	Regulated employees
2010	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention
		Or cliff vesting after 54 months	Yes	Select employees as annual retention
	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff
2009	Annual Award	50 %: 24 months 25 %: 36 months 25 %: 48 months	No	Select employees as annual retention
	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

1 For members of the Management Board or of the Senior Management Group and all other regulated employees a further retention period of six months applies.
2 Early retirement provisions do not apply to members of the Management Board.
3 For members of the Management Board share delivery after a retention period of three years. For all other regulated employees share delivery after a retention period of six months.
4 For members of the Management Board a different schedule applies. For all other regulated employees share delivery after a further retention period of six months.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan ("GSPP"). The GSPP offers all active employees at participating Deutsche Bank entities the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the bank matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, over 20,000 staff from 30 countries enrolled in the sixth cycle that began in November 2014.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Activity for Share Plans

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2012	62,499	€ 35.25
Granted	26,250	€ 34.89
Issued	(35,555)	€ 37.37
Forfeited	(1,903)	€ 34.95
Balance as of December 31, 2013	51,291	€ 33.61
Granted	31,298	€ 31.01
Issued	(28,982)	€ 34.47
Forfeited	(1,158)	€ 32.81
Balance as of December 31, 2014	52,449	€ 31.60

The table also includes the grants under the cash plan variant of the DB Equity Plan.

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 21 million, € 32 million and € 44 million for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014, the grant volume of outstanding share awards was approximately € 1.7 billion. Thereof, € 1.1 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.6 billion as of December 31, 2014.

In addition to the amounts shown in the table above, approximately 8.3 million shares were issued to plan participants in February 2015, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.3 million units under the cash plan variant of this DB Equity Plan).

Furthermore, in February 2015 the Group granted awards of approximately 30.2 million units, with a grant value of € 27.11 per unit under the DB Equity Plan. Approximately 0.6 million units of these grants were made under the cash plan variant of the DB Equity Plan.

Taking into account the units issued and granted in February 2015 the balance of outstanding share awards as of month-end February 2015 is approximately 74.3 million units.

Post-employment Benefit Plans

Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group's plans are accounted for based on the nature and substance of the plan. Generally, for defined benefit plans the value of a participant's accrued benefit is based on each employee's remuneration and length of service; contributions to defined contribution plans are typically based on a percentage of each employee's remuneration. The rest of this note focuses predominantly on the Group's defined benefit plans.

The Group's defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to some extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group's obligations.

					Dec 31, 2014
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to					
Active plan participants	4,611	813	405	780	6,609
Participants in deferred status	1,983	2,266	478	195	4,922
Participants in payment status	4,669	1,216	492	285	6,662
Total defined benefit obligation	11,263	4,295	1,375	1,260	18,193
Fair value of plan assets	10,634	5,095	1,072	1,109	17,910
Funding ratio (in %)	94	119	78	88	98

					Dec 31, 2013
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to					
Active plan participants	3,670	659	359	671	5,359
Participants in deferred status	1,577	1,894	399	122	3,992
Participants in payment status	4,240	1,035	378	229	5,882
Total defined benefit obligation	9,487	3,588	1,136	1,022	15,233
Fair value of plan assets	9,142	4,099	856	921	15,018
Funding ratio (in %)	96	114	75	90	99

The majority of the Group's defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligations relate to Switzerland and the Netherlands. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee works councils or their equivalent. The Group's main pension plans are governed by boards of trustees, fiduciaries or their equivalent.

Post-employment benefits can form an important part of an employee's total remuneration. The Group's approach is that their design shall be attractive to employees in the respective market, but sustainable for the Group to provide over the longer term. At the same time, the Group tries to limit its risks related to provision of such benefits. Consequently the Group has moved to offer defined contribution plans in many locations over recent years.

In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the Group credits an annual amount to individuals' accounts based on an employee's current salary. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, in particular in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. Upon retirement, beneficiaries may usually opt for a lump sum or for conversion of the accumulated account balance into an annuity. This conversion is often based on market conditions and mortality assumptions at retirement. In the United Kingdom, the main defined benefit pension plan was redesigned in 2011 for active employees still eligible to the plan to reduce the overall long-term risk exposure to the Group.

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group's medical program. The Group's total defined benefit obligation for post-employment medical plans was € 197 million and € 151 million at December 31, 2014 and December 31, 2013, respectively. In combination with the benefit structure, these plans represent limited risk for the Group.

The following amounts of expected benefit payments from the Group's defined benefit plans include benefits attributable to employees' past and estimated future service, and include both amounts paid from the Group's external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2014	379	79	75	72	605
Benefits expected to be paid 2015	375	74	66	69	584
Benefits expected to be paid 2016	386	78	68	56	588
Benefits expected to be paid 2017	403	87	70	57	617
Benefits expected to be paid 2018	423	93	69	57	642
Benefits expected to be paid 2019	440	102	74	56	672
Benefits expected to be paid 2020 - 2024	2,471	654	368	288	3,781
Weighted average duration of defined benefit obligation (in years)	15	21	13	17	16

Multi-employer Plans

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation. BVV is a multi-employer defined benefit plan, however the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group's current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. According to the BVV's most recent disclosures, there is no current deficit in the plan that may affect the amount of future Group contributions. Furthermore, any plan surplus emerging in the future will be distributed to the plan members, hence it cannot reduce future Group contributions.

The Group's expenses for defined contribution plans also include annual contributions by Deutsche Postbank AG to the pension fund for postal civil servants in Germany. Responsibility for the liability for these benefits lies with the German government.

Governance and Risk

The Group maintains a Pensions Risk Committee to oversee its pension and related risks on a global basis. This Committee meets quarterly, reports directly to the Senior Executive Compensation Committee and is supported by the Pensions Operating Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the Group related to market developments (i.e., interest rate, credit spread, price inflation, etc.), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (i.e., longevity, etc.). In addition, the Group estimates and provides for uncertain income tax positions which may have an impact on the Group's plan assets. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different. Especially during and after acquisitions or changes in the external environment (i.e., legislation, taxation, etc.), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

In the Group's key pension countries, the Group's largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, price inflation and longevity, although these have been partially mitigated through the investment strategy adopted.

Overall, the Group currently seeks to minimize the impact of pensions on the Group's IFRS financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits. The Group measures its pension risk exposures on a regular basis using specific metrics and stress scenarios developed by the Group for this purpose.

Funding

The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The Group's funding policy is to maintain coverage of the defined benefit obligation by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g. when local regulations or practices change. Obligations for the Group's unfunded plans are accrued on the balance sheet.

For most of the externally funded defined benefit plans there are minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group's funding policy. There are some locations, e.g. the United Kingdom, where the trustees and the Bank jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the nearly fully funded position and the investment strategy adopted in the Group's key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. For example, in the United Kingdom and the United States, the main plan funding contributions in these countries are expected to be broadly nil in 2015. In Germany, no minimum funding requirements typically apply, however the Group will consider reimbursements for benefits paid from the Group's assets cash contributions into the external pension trusts during the year, with reference to the Group's funding policy.

For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to local actuaries on setting actuarial assumptions to ensure consistency globally.

The key actuarial assumptions applied in determining the defined benefit obligations at December 31 are presented below in the form of weighted averages.

				Dec 31, 2014				Dec 31, 2013
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	2.0	3.7	3.9	2.3	3.6	4.5	4.8	3.4
Rate of price inflation (in %)	1.5	3.4	2.2	2.0	1.9	3.7	2.3	2.2
Rate of nominal increase in future compensation levels (in %)	2.0	4.4	2.2	2.6	2.8	4.7	2.3	3.1
Rate of nominal increase for pensions in payment (in %)	1.4	3.2	2.2	1.2	1.9	3.5	2.3	1.4
Assumed life expectancy at age 65								
For a male aged 65 at measurement date	18.9	23.7	21.7	21.5	18.7	23.6	19.1	21.0
For a female aged 65 at measurement date	22.9	25.3	23.9	24.1	22.8	25.2	20.9	23.3
For a male aged 45 at measurement date	21.5	25.4	23.4	23.2	21.4	25.3	20.5	22.6
For a female aged 45 at measurement date	25.5	27.1	25.6	25.7	25.3	27.0	21.7	24.7
Mortality tables applied	Richttafeln Heubeck 2005G	SAPS Light with CMI 2013 projections	RP2014 Aggregate	Country specific tables	Richttafeln Heubeck 2005G	SAPS Light with CMI 2013 projections	RP2000 Combined Healthy	Country specific tables

[1] Cash balance interest crediting rate in line with the 30-year US government bond yield.

For the Group's most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index providers and rating agencies – reflecting the actual timing, amount and currency of the future expected benefit payments for the respective plan. For longer durations where limited bond information is available, reasonable yield curve extrapolation methods are applied using respective actual swap rates and credit spread assumptions. Consistent discount rates are used across all plans in each currency zone, based on the assumption applicable for the Group's largest plan(s) in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate at each measurement date with a duration broadly consistent with the respective plan's obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group's reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements.

Among other assumptions, mortality assumptions can be significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

					2014
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:					
Balance, beginning of year	9,487	3,588	1,136	1,022	15,233
Defined benefit cost recognized in Profit & Loss					
Current service cost	163	28	21	53	265
Interest cost	330	166	55	35	586
Past service cost and gain or loss arising from settlements	13	1	0	17	31
Defined benefit cost recognized in Other Comprehensive Income					
Actuarial gain or loss arising from changes in financial assumptions	1,883	405	35	184	2,507
Actuarial gain or loss arising from changes in demographic assumptions	0	0	50	(1)	49
Actuarial gain or loss arising from experience	26	(22)	(5)	6	5
Cash flow and other changes					
Contributions by plan participants	4	0	0	13	17
Benefits paid	(379)	(79)	(75)	(72)	(605)
Payments in respect to settlements	0	0	0	(10)	(10)
Acquisitions/Divestitures[1]	(265)	(57)	0	(15)	(337)
Exchange rate changes	0	265	158	25	448
Other[2]	1	0	0	3	4
Balance, end of year	11,263	4,295	1,375	1,260	18,193
thereof:					
Unfunded	0	15	197	122	334
Funded	11,263	4,280	1,178	1,138	17,859
Change in fair value of plan assets:					
Balance, beginning of year	9,142	4,099	856	921	15,018
Defined benefit cost recognized in Profit & Loss					
Interest income	322	189	41	32	584
Defined benefit cost recognized in Other Comprehensive Income					
Return from plan assets less interest income	1,334	621	44	126	2,125
Cash flow and other changes					
Contributions by plan participants	4	0	0	13	17
Contributions by the employer	449	3	76	46	574
Benefits paid[3]	(378)	(78)	(65)	(39)	(560)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures[1]	(238)	(43)	0	(14)	(295)
Exchange rate changes	0	307	122	24	453
Plan administration costs	(1)	(3)	(2)	0	(6)
Balance, end of year	10,634	5,095	1,072	1,109	17,910
Funded status, end of year	(629)	800	(303)	(151)	(283)
Change in irrecoverable surplus (asset ceiling)					
Balance, beginning of year	0	0	0	(29)	(29)
Interest cost	0	0	0	(1)	(1)
Changes in irrecoverable surplus	0	0	0	30	30
Exchange rate changes	0	0	0	0	0
Balance, end of year	0	0	0	0	0
Net asset (liability) recognized	(629)	800	(303)	(151)	(283)[4]

[1] BHF Bank, Tilney
[2] Includes opening balances of first time application of smaller plans.
[3] For funded plans only.
[4] Thereof recognized € 952 million in Other assets and € 1,235 million in Other liabilities.

in € m.	Germany	UK	U.S.	Other	2013 Total
Change in the present value of the defined benefit obligation:					
Balance, beginning of year	9,263	3,299	1,281	1,129	14,972
Defined benefit cost recognized in Profit & Loss					
Current service cost	163	28	24	70	285
Interest cost	340	145	48	33	566
Past service cost and gain or loss arising from settlements	19	2	(3)	(42)	(24)
Defined benefit cost recognized in Other Comprehensive Income					
Actuarial gain or loss arising from changes in financial assumptions	(4)	278	(71)	(12)	191
Actuarial gain or loss arising from changes in demographic assumptions	(1)	(34)	1	(2)	(36)
Actuarial gain or loss arising from experience	(12)	3	14	(10)	(5)
Cash flow and other changes					
Contributions by plan participants	5	0	0	14	19
Benefits paid	(375)	(70)	(107)	(102)	(654)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures[1]	90	0	0	0	90
Exchange rate changes	0	(63)	(51)	(40)	(154)
Other[2]	(1)	0	0	(16)	(17)
Balance, end of year	9,487	3,588	1,136	1,022	15,233
thereof:					
Unfunded	7	14	154	137	312
Funded	9,480	3,574	982	885	14,921
Change in fair value of plan assets:					
Balance, beginning of year	7,741	3,980	949	932	13,602
Defined benefit cost recognized in Profit & Loss					
Interest income	316	175	35	30	556
Defined benefit cost recognized in Other Comprehensive Income					
Return from plan assets less interest income	(601)	98	(46)	(8)	(557)
Cash flow and other changes					
Contributions by plan participants	5	0	0	14	19
Contributions by the employer	1,960	3	53	53	2,069
Benefits paid[3]	(352)	(69)	(95)	(79)	(595)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures[1]	73	0	0	0	73
Exchange rate changes	0	(81)	(38)	(19)	(138)
Plan administration costs	0	(7)	(2)	(2)	(11)
Balance, end of year	9,142	4,099	856	921	15,018
Funded status, end of year	(345)	511	(280)	(101)	(215)
Change in irrecoverable surplus (asset ceiling)					
Balance, beginning of year	0	0	0	0	0
Changes in irrecoverable surplus	0	0	0	(29)	(29)
Balance, end of year	0	0	0	(29)	(29)
Net asset (liability) recognized	(345)	511	(280)	(130)	(244)[4]

1 DB Investment Services.
2 Reclassification from post-employment benefit plans into other long-term employee benefit plans.
3 For funded plans only.
4 Thereof recognized € 628 million in Other assets and € 840 million in Other liabilities. In addition € 25 million and € 57 million are recognized in Assets and Liabilities held for sale, respectively.

There are no reimbursement rights for the Group.

In Switzerland, a plan merger resulted in a partial liquidation of the plan, resulting in enhancements to accrued benefits for terminating and transferring employees. These resulted in past service costs of € 12 million in 2014. The plan merger, together with unfavorable movements in liabilities relative to assets over the year, resulted in the plan now being in a small deficit position at year end 2014. This has allowed the asset ceiling of € 29 million at the end of 2013 to be removed at year end 2014.

In terms of post-employment benefit plan assets, in addition to regular contributions the Group made to the external pension trusts in 2014, combined ad hoc contributions of around € 100 million were made in the U.S. and Germany to top up the funding position of selected plans; In 2013, contributions of around € 1.45 billion were made to fund the majority of Postbank's previously underfunded defined benefit obligations in Germany.

Investment Strategy

The Group's primary investment objective is to immunize the Group to large swings in the IFRS funded status of its defined benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group's costs of providing the benefits to employees in the long term.

For the majority of the Group's funded defined benefit plans, a liability driven investment (LDI) approach is applied. The aim is to minimize risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements. This is achieved by allocating plan assets to match closely the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.

Where the desired hedging level for these risks cannot be achieved with physical instruments (i.e. corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate and inflation swaps. Other instruments are also used, such as credit default swaps and interest rate futures. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further asset categories to create long-term return enhancement and diversification benefits such as equity, real estate, high yield bonds or emerging markets bonds.

Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group's funded defined benefit plans to key asset classes, i.e. exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

Asset amounts in the following table include both "quoted" (i.e. Level 1 assets in accordance with IFRS 13 - amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and "other" (i.e. Level 2 and 3 assets in accordance with IFRS 13) assets.

	Dec 31, 2014					Dec 31, 2013				
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	1,056	102	25	68	1,251	976	134	40	59	1,209
Equity instruments[1]	134	560	108	208	1,010	138	486	84	259	967
Investment-grade bonds[2]										
Government	3,517	1,502	400	255	5,674	3,043	1,201	312	227	4,783
Non-government bonds	5,731	2,035	447	358	8,571	5,118	1,513	333	247	7,211
Non-investment-grade bonds										
Government	54	0	0	14	68	103	0	0	1	104
Non-government bonds	215	109	12	30	366	135	45	4	22	206
Structured products	14	389	42	29	474	20	531	40	22	613
Insurance	0	0	0	17	17	0	0	0	41	41
Alternatives										
Real estate	114	117	0	35	266	59	95	0	30	184
Commodities	25	0	0	2	27	25	0	0	2	27
Private equity	51	0	0	0	51	50	1	0	0	51
Other	56	0	0	33	89	40	0	0	3	43
Derivatives (Market Value)										
Interest rate	482	409	38	73	1,002	(267)	62	43	7	(155)
Credit	(27)	(1)	0	(1)	(29)	36	0	0	0	36
Inflation	(763)	(214)	0	(12)	(989)	(349)	29	0	0	(320)
Foreign exchange	(51)	40	0	(1)	(12)	18	2	0	1	21
Other	26	47	0	1	74	(3)	0	0	0	(3)
Total fair value of plan assets	**10,634**	**5,095**	**1,072**	**1,109**	**17,910**	9,142	4,099	856	921	15,018

[1] Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio's benchmark of the UK retirement benefit plans is the MSCI All Countries World Index.
[2] Investment-grade means BBB and above. Average credit rating exposure for the Group's main plans is around A.

The following table sets out the Group's funded defined benefit plan assets only invested in "quoted" assets, i.e. Level 1 assets in accordance with IFRS 13.

	Dec 31, 2014					Dec 31, 2013				
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	1,056	100	14	50	1,220	976	132	35	59	1,202
Equity instruments	131	560	108	206	1,005	99	486	84	259	928
Investment-grade bonds										
Government	2,255	1,502	0	182	3,939	2,205	1,201	0	219	3,625
Non-government bonds	26	1,887	0	84	1,997	0	0	0	0	0
Non-investment-grade bonds										
Government	0	0	0	14	14	0	0	0	0	0
Non-government bonds	78	97	0	3	178	0	0	0	0	0
Structured products	0	368	0	29	397	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
Alternatives										
Real estate	9	68	0	0	77	0	0	0	0	0
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Derivatives (Market Value)										
Interest rate	0	0	0	13	13	0	0	0	0	0
Credit	(27)	(1)	0	0	(28)	0	0	0	0	0
Inflation	0	0	0	(3)	(3)	0	0	0	0	0
Foreign exchange	0	40	0	0	40	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Total fair value of quoted plan assets	**3,528**	**4,621**	**122**	**578**	**8,849**	3,280	1,819	119	537	5,755

All the remaining assets are invested in "other" assets, the majority of which are invested in Level 2 assets in accordance with IFRS 13, being primarily investment-grade corporate bonds. A relatively small element overall is in Level 3 assets in accordance with IFRS 13, being primarily real estate, insurance policies and derivative contracts.

The following tables show the asset allocation of the "quoted" and other defined benefit plan assets by key geography in which they are invested.

							Dec 31, 2014
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	1,052	106	57	7	9	20	1,251
Equity instruments	75	84	415	174	168	94	1,010
Government bonds[1]	2,089	1,457	628	933	82	553	5,742
Non-government bonds (investment-grade and above)	473	1,644	2,302	3,106[2]	688	358	8,571
Non-government bonds (non-investment-grade)	18	76	91	132	17	32	366
Structured products	14	409	36	13	2	0	474
Subtotal	3,721	3,776	3,529	4,365	966	1,057	17,414
Share (in %)	21	22	20	25	6	6	100
Other asset categories							496
Fair value of plan assets							17,910

1 Includes investment-grade and non-investment-grade government bonds.
2 Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

							Dec 31, 2013
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	976	134	40	25	28	6	1,209
Equity instruments	176	84	315	87	221	84	967
Government bonds[1]	2,332	1,226	346	394	34	555	4,887
Non-government bonds (investment-grade and above)	686	1,025	1,627	2,739[2]	855	279	7,211
Non-government bonds (non-investment-grade)	5	28	84	55	20	14	206
Structured products	21	534	39	10	8	1	613
Subtotal	4,196	3,031	2,451	3,310	1,166	939	15,093
Share (in %)	28	20	16	22	8	6	100
Other asset categories							(75)
Fair value of plan assets							15,018

1 Includes investment-grade and non-investment-grade government bonds.
2 Majority of this amount relates to bonds of French and Dutch corporate bonds.

Plan assets at December 31, 2014 include derivative transactions with Group entities with a negative market value of around € 255 million. There are € 6 million of securities issued by the Group and around € 70 million in other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

Key Risk Sensitivities

The Group's defined benefit obligations are sensitive to changes in capital market conditions and actuarial assumptions. Sensitivities to capital market movements and key assumption changes are presented in the following table. Each market risk factor or assumption is changed in isolation. Sensitivities of the defined benefit obligations are approximated using geometric extrapolation methods based on plan durations for the respective assumption. Duration is a risk measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.

For example, the discount rate duration is derived from the change in the defined benefit obligation to a change in the discount rate based on information provided by the local actuaries of the respective plans. The resulting duration is used to estimate the remeasurement liability loss or gain from changes in the discount rate. For other assumptions, a similar approach is used to derive the respective sensitivity results.

Since the Group applies a LDI approach in the majority of its funded defined benefit plans, changes in capital market conditions will impact the plan obligations via actuarial assumptions – mainly discount rate and price inflation rate – as well as the plan assets. Consequently, to aid understanding of the Group's risk exposures related to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown; for sensitivities to changes in actuarial assumptions that do not impact the plan assets, only the impact on the defined benefit obligations is shown.

Asset-related sensitivities are derived for the Group's major plans by using risk sensitivity factors determined by the Group's Market Risk Management function. These sensitivities are calculated based on information provided by the plans' investment managers and extrapolated linearly to reflect the approximate change of the plan assets' market value in case of a change in the underlying risk factor.

The sensitivities illustrate plausible variations over time in capital market movements and key actuarial assumptions. The Group is not in a position to provide a view on the likelihood of these capital market or assumption changes. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Even though plan assets and plan obligations are sensitive to similar risk factors, actual changes in plan assets and obligations may not fully offset each other due to imperfect correlations between market risk factors and actuarial assumptions. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

				Dec 31, 2014				Dec 31, 2013
in € m.	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Discount rate (-100 bp):								
(Increase) in DBO	(1,740)	(950)	(90)	(220)	(1,355)	(800)	(60)	(155)
Expected increase in plan assets[1]	1,525	925	75	115	1,200	640	55	85
Expected net impact on funded status (de-) increase	**(215)**	**(25)**	**(15)**	**(105)**	(155)	(160)	(5)	(70)
Discount rate (+100 bp):								
Decrease in DBO	1,505	775	85	180	1,185	650	55	130
Expected (decrease) in plan assets[1]	(1,525)	(925)	(75)	(115)	(1,200)	(640)	(55)	(85)
Expected net impact on funded status (de-) increase	**(20)**	**(150)**	**10**	**65**	(15)	10	0	45
Credit spread (-100 bp):								
(Increase) in DBO	(1,740)	(950)	(180)	(230)	(1,355)	(800)	(140)	(155)
Expected increase in plan assets[1]	880	225	45	40	705	170	35	20
Expected net impact on funded status (de-) increase	**(860)**	**(725)**	**(135)**	**(190)**	(650)	(630)	(105)	(135)
Credit spread (+100 bp):								
Decrease in DBO	1,505	775	160	190	1,185	650	125	130
Expected (decrease) in plan assets[1]	(880)	(225)	(45)	(40)	(705)	(170)	(35)	(20)
Expected net impact on funded status (de-) increase	**625**	**550**	**115**	**150**	480	480	90	110
Rate of price inflation (-50 bp):[2]								
Decrease in DBO	350	330	0	75	325	265	0	55
Expected (decrease) in plan assets[1]	(245)	(290)	0	(10)	(195)	(260)	0	(15)
Expected net impact on funded status (de-) increase	**105**	**40**	**0**	**65**	130	5	0	40
Rate of price inflation (+50 bp):[2]								
(Increase) in DBO	(365)	(355)	0	(80)	(335)	(285)	0	(60)
Expected increase in plan assets[1]	245	290	0	10	195	260	0	15
Expected net impact on funded status (de-) increase	**(120)**	**(65)**	**0**	**(70)**	(140)	(25)	0	(45)
Rate of real increase in future compensation levels (-50 bp):								
Decrease in DBO, net impact on funded status	80	15	0	15	70	10	0	20
Rate of real increase in future compensation levels (+50 bp):								
(Increase) in DBO, net impact on funded status	(80)	(15)	0	(15)	(70)	(10)	0	(20)
Longevity improvements by 10 %:[3]								
(Increase) in DBO, net impact on funded status	(275)	(85)	(25)	(20)	(220)	(75)	(20)	(15)

[1] Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland, the Netherlands and Belgium which cover over 99 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation.
[2] Incorporates sensitivity to changes in nominal increase for pensions in payment to the extent linked to the price inflation assumption.
[3] Estimated to be equivalent to an increase of around 1 year in overall life expectancy.

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2015, including contributions to the Group's external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

	2015
in € m.	Total
Expected contributions to	
Defined benefit plan assets	265
BVV	50
Pension fund for Postbank's postal civil servants	100
Other defined contribution plans	230
Expected benefit payments for unfunded defined benefit plans	35
Expected total cash flow related to post-employment benefits	680

Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2 respectively.

in € m.	2014	2013	2012
Expenses for defined benefit plans:			
Service cost	296	261	289
Net interest cost (income)	3	10	11
Total expenses defined benefit plans	**299**	271	300
Expenses for defined contribution plans:			
BVV	51	51	51
Pension fund for Postbank's postal civil servants	97	97	105
Other defined contribution plans	228	221	219
Total expenses for defined contribution plans	**376**	369	375
Total expenses for post-employment benefit plans	**675**	640	675
Employer contributions to mandatory German social security pension plan	**229**	230	231
Expenses for share-based payments, equity settled[1]	860	918	1,097
Expenses for share-based payments, cash settled[1]	11	29	17
Expenses for cash retention plans[1]	815	811	1,133
Expenses for severance payments[2]	205	274	472

[1] Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group's restructuring expenses.
[2] Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

36 – Income Taxes

in € m.	2014	2013	2012
Current tax expense (benefit):			
Tax expense (benefit) for current year	764	913	731
Adjustments for prior years[1]	(12)	41	(956)
Total current tax expense (benefit)	**752**	954	(225)
Deferred tax expense (benefit):			
Origination and reversal of temporary difference, unused tax losses and tax credits	644	7	579
Effect of changes in tax law and/or tax rate	44	35	9
Adjustments for prior years[1]	(15)	(221)	135
Total deferred tax expense (benefit)	**673**	(179)	723
Total income tax expense (benefit)	**1,425**	775	498

[1] In 2012, adjustments for prior years include a current tax benefit of € 435 million with an offsetting equal amount in deferred tax expense.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 2 million in 2014, an income tax expense of € 23 million in 2013 and an income tax expense of € 12 million in 2012.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 5 million in 2014. In 2013 these effects decreased the current tax expense by € 3 million and increased the current tax benefit by € 94 million in 2012.

Total deferred tax expense includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which reduced the deferred tax expense by € 303 million in 2014. In 2013 these effects increased the deferred tax benefit by € 237 million and increased the deferred tax expense by € 91 million in 2012.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense

in € m.	2014	2013	2012
Expected tax expense at domestic income tax rate of 31 % (31 % for 2013 and 2012)	**966**	451	252
Foreign rate differential	88	154	36
Tax-exempt gains on securities and other income	(371)	(337)	(497)
Loss (income) on equity method investments	(93)	(84)	(74)
Nondeductible expenses	649	571	563
Impairments of goodwill	0	0	630
Changes in recognition and measurement of deferred tax assets[1]	(308)	(240)	(3)
Effect of changes in tax law and/or tax rate	44	35	9
Effect related to share-based payments	78	(5)	(17)
Effect of policyholder tax	(2)	23	12
Other[1]	374	207	(413)
Actual income tax expense (benefit)	**1,425**	775	498

[1] Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items "Changes in recognition and measurement of deferred tax assets" and "Other".

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2014, 2013 and 2012 "Other" in the preceding table mainly includes the effects of these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the years 2014, 2013 and 2012.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2014	2013	2012
Actuarial gains/losses related to defined benefit plans	**407**	58	407
Financial assets available for sale:			
Unrealized net gains/losses arising during the period	(457)	(21)	(539)
Net gains/losses reclassified to profit or loss	5	103	6
Derivatives hedging variability of cash flows:			
Unrealized net gains/losses arising during the period	(7)	(58)	(5)
Net gains/losses reclassified to profit or loss	(146)	(10)	(13)
Other equity movement:			
Unrealized net gains/losses arising during the period	(68)	(175)	104
Net gains/losses reclassified to profit or loss	1	1	0
Income taxes (charged) credited to other comprehensive income	**(265)**	(102)	(40)
Other income taxes (charged) credited to equity	**(21)**	65	34

Major components of the Group's gross deferred tax assets and liabilities

in € m.	Dec 31, 2014	Dec 31, 2013
Deferred tax assets:		
Unused tax losses	2,785	2,300
Unused tax credits	192	191
Deductible temporary differences:		
Trading activities	8,454	8,719
Property and equipment	459	796
Other assets	2,382	2,355
Securities valuation	93	280
Allowance for loan losses	1,020	814
Other provisions	811	952
Other liabilities	838	1,103
Total deferred tax assets pre offsetting	**17,034**	17,510
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	7,746	8,024
Property and equipment	52	49
Other assets	832	843
Securities valuation	1,628	1,123
Allowance for loan losses	71	97
Other provisions	233	298
Other liabilities	782	1,106
Total deferred tax liabilities pre offsetting	**11,344**	11,540

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2014	Dec 31, 2013
Presented as deferred tax assets	6,865	7,071
Presented as deferred tax liabilities	1,175	1,101
Net deferred tax assets	**5,690**	5,970

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2014[1]	Dec 31, 2013[1]
Deductible temporary differences	**(314)**	(341)
Not expiring	(3,745)	(3,720)
Expiring in subsequent period	(4)	(1)
Expiring after subsequent period	(1,334)	(1,671)
Unused tax losses	**(5,083)**	(5,392)
Expiring after subsequent period	(88)	(224)
Unused tax credits	**(88)**	(224)

[1] Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2014 and December 31, 2013, the Group recognized deferred tax assets of € 5.5 billion and € 5.4 billion, respectively, that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2014 and December 31, 2013, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures of € 134 million and € 120 million respectively, in respect of which no deferred tax liabilities were recognized.

37 – Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs and to manage the Group's exposure to risks.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates", all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

Derivatives held for Trading Purposes

Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

Risk Management

The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Fair Value Hedge Accounting

The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

	Dec 31, 2014		Dec 31, 2013	
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as fair value hedges	3,679	2,136	2,810	200

For the years ended December 31, 2014, 2013 and 2012, a gain of € 1.0 billion, a loss of € 2.4 billion and a loss of € 0.1 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a loss of € 1.3 billion, a gain of € 1.7 billion and a loss of € 0.4 billion.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps, equity index swaps and foreign exchange forwards, in order to protect itself against exposure to variability in interest rates, equities and exchange rates.

	Dec 31, 2014		Dec 31, 2013	
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as cash flow hedges	234	0	30	276

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2014				
Cash inflows from assets	23	35	5	0
Cash outflows from liabilities	(21)	(35)	(28)	(25)
Net cash flows 2014	2	0	(23)	(25)
As of December 31, 2013				
Cash inflows from assets	80	110	53	136
Cash outflows from liabilities	(25)	(37)	(37)	(36)
Net cash flows 2013	55	73	16	100

Cash Flow Hedge Balances

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Reported in Equity[1]	118	(215)	(341)
thereof relates to terminated programs	(15)	(16)	(17)
Gains (losses) posted to equity for the year ended	(6)	91	42
Gains (losses) removed from equity for the year ended	(339)	(35)	(45)
Ineffectiveness recorded within P&L	(3)	1	1

[1] Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

In early June 2014, the decision was taken to replace the external debt financing of Maher Terminals, with financing from within the Group taken effect at maturity at the beginning of July 2014. Until then it was the Group's largest cash flow hedge accounting program. In line with the hedge accounting rules of IAS 39, this decision triggered the transfer of € 313 million of accumulated mark-to-market loss on a swap transaction relating to that debt financing from other comprehensive income to the profit and loss statement during the second quarter.

As of December 31, 2014 the longest term cash flow hedge matures in 2022.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

	Dec 31, 2014		Dec 31, 2013	
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as net investment hedges	490	2,927	1,171	141

For the years ended December 31, 2014, 2013 and 2012, losses of € 357 million, € 320 million and € 357 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

38 – Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include:

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates and their respective subsidiaries, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.

Compensation expense of key management personnel

in € m.	2014	2013	2012
Short-term employee benefits	26	18	17
Post-employment benefits	4	3	3
Other long-term benefits	7	6	14
Termination benefits	0	0	15
Share-based payment	5	8	16
Total	**42**	35	65

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1.1 million as of December 31, 2014, € 1 million as of December 31, 2013 and € 1.6 million as of December 31, 2012.

Among the Group's transactions with key management personnel as of December 31, 2014 were loans and commitments of € 3 million and deposits of € 16 million. As of December 31, 2013, the Group's transactions with key management personnel were loans and commitments of € 4 million and deposits of € 12 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans

in € m.	2014	2013
Loans outstanding, beginning of year	**357**	**918**
Loans issued during the year	596	528
Loan repayment during the year	657	676
Changes in the group of consolidated companies[1]	(1)	(397)
Exchange rate changes/other	27	(16)
Loans outstanding, end of year[2]	**321**	**357**
Other credit risk related transactions:		
Allowance for loan losses	5	6
Provision for loan losses	0	0
Guarantees and commitments	45	54

[1] In 2014 there were small changes in the group of consolidated companies. In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.
[2] Loans past due were € 3 million as of December 31, 2014 and € 2 million as of December 31, 2013. For the above loans the Group held collateral of € 70 million and € 73 million as of December 31, 2014 and December 31, 2013, respectively.

Deposits

in € m.	2014	2013
Deposits outstanding, beginning of year	**167**	**245**
Deposits received during the year	245	105
Deposits repaid during the year	244	179
Changes in the group of consolidated companies	(43)	(3)
Exchange rate changes/other	4	(2)
Deposits outstanding, end of year[1]	**128**	**167**

[1] The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 87 million as of December 31, 2014 and € 130 million as of December 31, 2013. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 0.0 million as of December 31, 2014 and € 1 million as of December 31, 2013.

Other transactions with related parties also reflected the following:

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank and has accounted for this associate under the equity method since February 11, 2011. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation combining the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision has been recognized for the cooperation with an amount of € 52 million as per December 31, 2014. This provision captures the Group's estimated obligation from the cooperation. Further details are included in Note 17 "Equity Method Investments".

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities.

Transactions with related party pension plans

in € m.	2014	2013
Equity shares issued by the Group held in plan assets	6	2
Other assets	73	29
Fees paid from plan assets to asset managers of the Group	31	39
Market value of derivatives with a counterparty of the Group	(255)	(419)
Notional amount of derivatives with a counterparty of the Group	11,806	13,851

39 –
Information on Subsidiaries

Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

The Group consists of 1,485 (2013: 1,639) consolidated entities, thereof 756 (2013: 812) consolidated structured entities. 869 (2013: 968) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 616 (2013: 671) of the consolidated entities (noncontrolling interests). Prior year numbers for consolidated entities and third parties holding ownership interests have been adjusted due to a refinement of the methodology of counting with several silo structures no longer counted separately. As of December 31, 2013 and 2014, the noncontrolling interests are neither individually nor cumulatively material to the Group.

Significant restrictions to access or use the Group's assets

Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.

Since the Group did not have any material noncontrolling interests at the balance sheet date, any protective rights associated with these did not give rise to significant restrictions.

Restrictions impacting the Group's ability to use assets:

- The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities.
- The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities.
- Assets held by insurance subsidiaries are primarily held to satisfy the obligations to the companies' policy holders.
- Regulatory and central bank requirements or local corporate laws may restrict the Group's ability to transfer assets to or from other entities within the Group in certain jurisdictions.

Restricted assets

	Dec 31, 2014		Dec 31, 2013	
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	63,518	1,254	77,984	1,115
Financial assets at fair value through profit or loss	942,924	82,612	899,257	94,388
Financial assets available for sale	64,297	10,638	48,326	7,821
Loans	405,612	51,450	376,582	56,553
Other	232,352	9,506	209,252	7,675
Total	**1,708,703**	**155,460**	1,611,400	167,552

The table above excludes assets that are not encumbered at an individual entity level but which may be subject to restrictions in terms of their transferability within the Group. Such restrictions may be based on local connected lending requirements or similar regulatory restrictions. In this situation, it is not feasible to identify individual balance sheet items that cannot be transferred. This is also the case for regulatory minimum liquidity requirements. The Group identifies the volume of liquidity reserves in excess of local stress liquidity outflows. The aggregate amount of such liquidity reserves that are considered restricted for this purpose is € 32.4 billion and € 19.4 billion as of December 31, 2014 and December 31, 2013, respectively.

40 – Structured Entities

Nature, purpose and extent of the Group's interests in structured entities

The Group engages in various business activities with structured entities which are designed to achieve a specific business purpose. A structured entity is one that has been set up so that any voting rights or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate only to administrative tasks and the relevant activities are directed by contractual arrangements.

A structured entity often has some or all of the following features or attributes:

- Restricted activities;
- A narrow and well defined objective;
- Insufficient equity to permit the structured entity to finance its activities without subordinated financial support;
- Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.

Securitization vehicles

The group uses securitization vehicles for funding purchase of diversified pool of assets. The group provides financial support to these entities in the form of liquidity facility. As of December 31, 2014 and December 31, 2013, there were outstanding loan commitments to these entities for € 2 billion and € 6 billion respectively.

Funds

The group may provide funding and liquidity facility or guarantees to funds consolidated by the group. As of December 31, 2014 and December 31, 2013 notional value of the liquidity facilities and guarantees provided by the group to such funds was € 28 billion and € 27 billion.

Unconsolidated structured entities

These are entities which are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group's interests to unconsolidated structured entities will vary depending on the type of structured entities.

Below is a description of the Group's involvements in unconsolidated structured entities by type.

Repackaging and investment entities

Repackaging and investment entities are established to meet clients' investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

Third party funding entities

The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The group's involvement involves predominantly both lending and loan commitments.

The vehicles used in these transactions are controlled by the borrowers where the borrowers have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.

Securitization Vehicles

The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The Group often transfers assets to these securitization vehicles and provide financial support to these entities in the form of liquidity facilities.

The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles.

The securitization vehicles that are not consolidated into the Group are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.

Funds

The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties. A group entity may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both group sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.

The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.

Other

These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the Group does not hold power over the decision making of these entities.

Income derived from involvement with structured entities

The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in 'Net gains/losses on financial assets/liabilities held at fair value through profit and loss'.

Interests in unconsolidated structured entities

The Group's interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the group to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.

Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the group purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the Group is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.

Maximum Exposure to unconsolidated structured entities

The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by the Group, is reflected by the notional amounts. Such amounts do not reflect the economic risks faced by the Group because they do not take into account the effects of collateral or hedges nor the probability of such losses being incurred. At December 31, 2014, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 301 billion, € 615 billion and € 32 billion respectively.

At December 31, 2013, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 311 billion, € 529 billion and € 27.3 billion respectively.

Size of structured entities

The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:

- Funds – Net asset value or asset under management where the Group holds fund units and notional of derivatives when the Group's interest comprises of derivatives.
- Securitizations – notional of notes in issue when the Group derives its interests through notes its holds and notional of derivatives when the Group's interests is in the form of derivatives.
- Third party funding entities –Total assets in entities
- Repackaging and investment entities – Fair value of notes in issue

For Third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral Deutsche Bank has received/pledged or the notional of the exposure Deutsche Bank has to the entity.

The following table shows, by type of structured entity, the carrying amounts of the Group's interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. It also provides an indication of the size of the structured entities. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.

Carrying amounts and size relating to Deutsche Bank's interests

	Dec 31, 2014				
in € m.	Repackaging and Investment Entities	Third Party Funding Entities	Securitizations	Funds	Total
Assets					
Interest-earning deposits with banks	0	13[1]	0	405	419
Central bank funds sold and securities purchased under resale agreements	0	0	0	1,599	1,599
Securities Borrowed	0	0	0	17,367	17,367
Total financial assets at fair value through profit or loss	1,292	6,875	21,282	65,934	95,384
Trading assets	963	4,315	21,108	13,419	39,805
Positive market values (derivative financial instruments)	329	703	143	8,789	9,963
Financial assets designated at fair value through profit or loss	0	1,858	31	43,726	45,616
Financial assets available for sale	0	410	875	1,418	2,703
Loans	77	32,553	16,250	15,671	64,551
Other assets	11	87	2,280	21,447	23,824
Total assets	1,380	39,938	40,687	123,842	205,846
Liabilities					
Total financial liabilities at fair value through profit or loss	225	626	579	16,968	18,398
Negative market values (derivative financial instruments)	225	626	579	16,968	18,398
Total liabilities	225	626	579	16,968	18,398
Off-balance sheet exposure	3	3,064	1,268	27,699	32,035
Total	1,158	42,376	41,375	134,572	219,483
Size of structured entity	10,938	98,197	3,044,623	3,695,476	

[1] Includes € 13 million of Cash and due from banks.

Dec 31, 2013

in € m.	Repackaging and Investment Entities	Third Party Funding Entities	Securitizations	Funds	Total
Assets					
Interest-earning deposits with banks	0	0	0	303	303
Central bank funds sold and securities purchased under resale agreements	0	0	0	1,797	1,797
Securities Borrowed	0	0	0	6,819	6,819
Total financial assets at fair value through profit or loss	1,830	3,097	26,180	89,365	120,472
Trading assets	1,216	2,586	26,002	12,949	42,753
Positive market values (derivative financial instruments)	600	175	169	7,640	8,584
Financial assets designated at fair value through profit or loss	15	336	9	68,776	69,136
Financial assets available for sale	3	414	2,279	867	3,564
Loans	101	27,978	13,406	6,153	47,639
Other assets[1]	0	47	546	7,869	8,461
Total assets	1,935	31,536	42,412	113,173	189,056
Liabilities					
Total financial liabilities at fair value through profit or loss	471	85	223	8,836	9,615
Negative market values (derivative financial instruments)	471	85	223	8,836	9,615
Total liabilities	471	85	223	8,836	9,615
Off-balance sheet exposure	0	2,135	1,104	24,064	27,304
Total	1,464	33,587	43,293	128,401	206,745
Size of structured entity	20,771	74,278	1,665,626	4,488,622	

[1] Prior year numbers were restated in 2014 to exclude € 29.4 billion pending settlements which were disclosed in Other assets and have been removed from the Group's definition of an Interest.

Trading assets –Total trading assets as of December 31, 2014 and December 31, 2013 of € 39.8 billion and € 42.8 billion are comprised primarily of € 21.1 billion and € 26 billion in Securitizations and € 13.4 billion and € 12.9 billion in Funds structured entities respectively. The Group's interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds Fund units these are typically in regards to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover the credit risk arising from loans made to Third party funding structured entities is mitigated by the collateral received.

Financial assets designated at fair value through profit or loss – Reverse repurchase agreements to Funds comprise the majority of the interests in this category and are collateralized by the underlying securities.

Loans – Loans as of December 31, 2014 and December 31, 2013 consists of € 64.6 billion and € 47.6 billion investment in securitization tranches and financing to Third Party Funding Entities. The Group's financing to Third Party funding entities is collateralized by the assets in those structured entities.

Other assets – Other assets as of December 31, 2014 and December 31, 2013 of € 23.8 billion and € 8.4 billion, respectively, consists primarily of prime brokerage receivables and cash margin balances.

Financial Support

Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

Sponsored Unconsolidated Structured Entities where Deutsche Bank has no interest as of December 31, 2014 and December 31, 2013.

As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

— transferring assets to the entities
— providing seed capital to the entities
— providing operational support to ensure the entity's continued operation
— providing guarantees of performance to the structured entities.

Deutsche Bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with the Group. Additionally, the use of the Deutsche Bank name for the structured entity indicates that Deutsche Bank has acted as a sponsor.

The gross revenues from sponsored entities where the Group did not hold an interest as of December 31, 2014 and December 31, 2013 were € 166 million and € 527 million respectively. Instances where the Group does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2014 were € 469 million for securitization and € 1.9 billion for repackaging and investment entities. In 2013, they were € 3.2 billion for securitization and € 3.7 billion for repackaging and investment entities.

41 –
Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2014			Dec 31, 2013
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,750	(67)	4,683	4,581	(67)	4,514
Investment contracts	8,523	0	8,523	8,067	0	8,067
Total	**13,273**	**(67)**	**13,206**	12,648	(67)	12,581

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

		2014		2013
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	**4,581**	**8,067**	4,654	7,732
New business	158	52	205	52
Claims/withdrawals paid	(427)	(544)	(485)	(589)
Other changes in existing business	118	429	306	1,023
Exchange rate changes	320	519	(99)	(151)
Balance, end of year	**4,750**	**8,523**	4,581	8,067

Other changes in existing business for the investment contracts of € 429 million and € 1,023 million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014 the Group had insurance contract liabilities of € 4.8 billion. Of this, € 2.5 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 444 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 444 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 288 million and a best estimate reserve of € 156 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2013 the Group had insurance contract liabilities of € 4.6 billion. Of this, € 2.4 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 397 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 288 million and a best estimate reserve of € 109 million for the guaranteed annuity rates).

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on 100 % of the Continuous Mortality Investigation 2013 mortality improvement tables with an ultimate rate of improvement of 1 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 67 % for the year ended December 31, 2014 and for the year ended December 31, 2013.

Key Assumptions impacting Value of Business Acquired (VOBA)

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the consolidated statement of income.

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition.

If there is insufficient net profit, the VOBA will be written down to its supportable value.

Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a regulatory basis to a best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2014	2013	2014	2013
Variable:				
Mortality (worsening by ten percent)[1]	(10)	(8)	(8)	(6)
Renewal expense (ten percent increase)	(1)	0	(1)	0
Interest rate (one percent increase)	8	10	(185)	(144)

[1] The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

42 –
Current and Non-Current Assets and Liabilities

Asset and liability line items by amounts recovered or settled within or after one year

Asset items as of December 31, 2014

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2014
Cash and due from banks	20,055	0	20,055
Interest-earning deposits with banks	63,146	371	63,518
Central bank funds sold and securities purchased under resale agreements	17,494	303	17,796
Securities borrowed	25,800	34	25,834
Financial assets at fair value through profit or loss	906,129	36,796	942,924
Financial assets available for sale	7,740	56,557	64,297
Equity method investments	0	4,143	4,143
Loans	135,376	270,236	405,612
Property and equipment	0	2,909	2,909
Goodwill and other intangible assets	0	14,951	14,951
Other assets	130,891	7,089	137,980
Assets for current tax	1,589	230	1,819
Total assets before deferred tax assets	1,308,224	393,614	1,701,838
Deferred tax assets			6,865
Total assets			1,708,703

Liability items as of December 31, 2014

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2014
Deposits	508,481	24,451	532,931
Central bank funds purchased and securities sold under repurchase agreements	10,887	0	10,887
Securities loaned	1,976	363	2,339
Financial liabilities at fair value through profit or loss	680,496	17,203	697,699
Other short-term borrowings	42,931	0	42,931
Other liabilities	177,798	6,024	183,823
Provisions	6,677	0	6,677
Liabilities for current tax	780	828	1,608
Long-term debt	25,739	119,098	144,837
Trust preferred securities	4,906	5,667	10,573
Total liabilities before deferred tax liabilities	1,460,672	173,634	1,634,306
Deferred tax liabilities			1,175
Total liabilities			1,635,481

Asset items as of December 31, 2013

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2013
Cash and due from banks	17,155	0	17,155
Interest-earning deposits with banks	77,821	163	77,984
Central bank funds sold and securities purchased under resale agreements	26,355	1,008	27,363
Securities borrowed	20,818	51	20,870
Financial assets at fair value through profit or loss	867,731	31,525	899,257
Financial assets available for sale	6,561	41,765	48,326
Equity method investments	0	3,581	3,581
Loans	121,566	255,016	376,582
Property and equipment	0	4,420	4,420
Goodwill and other intangible assets	0	13,932	13,932
Other assets	106,737	5,803	112,539
Assets for current tax	2,098	224	2,322
Total assets before deferred tax assets	1,246,842	357,487	1,604,330
Deferred tax assets			7,071
Total assets			1,611,400

Liability items as of December 31, 2013

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2013
Deposits	503,976	23,773	527,750
Central bank funds purchased and securities sold under repurchase agreements	13,381	0	13,381
Securities loaned	2,106	198	2,304
Financial liabilities at fair value through profit or loss	620,172	17,232	637,404
Other short-term borrowings	59,767	0	59,767
Other liabilities	161,239	2,356	163,595
Provisions	4,524	0	4,524
Liabilities for current tax	870	730	1,600
Long-term debt	31,365	101,718	133,082
Trust preferred securities	5,190	6,736	11,926
Total liabilities before deferred tax liabilities	1,402,591	152,743	1,555,333
Deferred tax liabilities			1,101
Total liabilities			1,556,434

43 – Events after the Reporting Period

All significant adjusting events that occurred after the reporting date were recognized in the Group's results of operations, financial position and net assets.

44 – Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB and the return on assets according to Article 26a of the German Banking Act

Staff Costs

in € m.	2014	2013
Staff costs:		
Wages and salaries	10,466	10,406
Social security costs	2,046	1,923
thereof: those relating to pensions	659	615
Total	**12,512**	12,329

Staff

The average number of effective staff employed in 2014 was 97,689 (2013: 97,991) of whom 43,281 (2013: 43,488) were women. Part-time staff is included in these figures proportionately. An average of 51,932 (2013: 51,323) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board (in accordance with the German Accounting Standard No. 17) was € 31,709,671 and € 36,890,500 for the years ended December 31, 2014 and 2013, respectively, thereof € 10,322,666 and € 24,947,250 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 20,591,504 and € 31,933,691 for the years ended December 31, 2014 and 2013, respectively.

The compensation principles for Supervisory Board members are set forth in our Articles of Association. The compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. The members of the Supervisory Board receive fixed annual compensation. The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount. Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation. 75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares (notional shares) according to the provisions of the Articles of Association. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office according to the provisions of the Articles of Association, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal. In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year. The members of the Supervisory Board received for the financial year 2014 a total remuneration of € 4,588,710 (2013: € 3,862,500), of which € 3,466,532 were paid out in February 2015 (February 2014: € 3,053,119) according to the provisions of the Articles of Association.

Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 222,790,668 and € 200,878,857 at December 31, 2014 and 2013, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 2,378,392 and € 2,646,301 and for members of the Supervisory Board of Deutsche Bank AG to € 1,028,188 and € 1,010,814 for the years ended December 31, 2014 and 2013, respectively. Members of the Supervisory Board repaid € 64,063 loans in 2014.

Return on Assets

Article 26a of the German Banking Act defines the return on assets as net profit divided by total assets. According to this definition the return on assets was 0.10 % and 0.04 % for the years ended December 31, 2014 and 2013, respectively.

Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG). The declaration is published on Deutsche Bank's website (www.deutsche-bank.de/ir/en/content/declaration_of_conformity.htm).

Principal Accountant Fees and Services

Breakdown of the fees charged by the Group's auditor

Fee category in € m.	2014	2013
Audit fees	54	55
thereof to KPMG AG	25	31
Audit-related fees	14	16
thereof to KPMG AG	11	12
Tax-related fees	8	8
thereof to KPMG AG	6	2
All other fees	2	0
thereof to KPMG AG	2	0
Total fees	**78**	79

45 – Country by Country Reporting

§ 26a KWG requires annual disclosure of certain information by country. The disclosed information is derived from the IFRS Group accounts of Deutsche Bank. It is however not reconcilable to other financial information in this report because of specific requirements published by Bundesbank on December 16, 2014 which include the requirement to present the country information prior to elimination of cross-border intra group transactions. In line with these Bundesbank requirements, intra group transactions within the same country are eliminated. These eliminations are identical to the eliminations applied for internal management reporting on countries and consist mostly of dividends paid.

The geographical location of subsidiaries and branches considers the country of incorporation or residence as well as the relevant tax jurisdiction. For the names, nature of activity and geographical location of subsidiaries and branches, please refer to Note 46 "Shareholdings". In addition, Deutsche Bank AG and its subsidiaries have German and foreign branches, for example in London, New York and Singapore. The net revenues are composed of net interest revenues and non-interest revenues.

in € m. (unless stated otherwise)	Dec 31, 2014			
	Net revenues (Turnover)	Employees (full-time equivalent)	Income (loss) before income taxes	Income tax (expense)/ benefit
Argentina	102	84	80	(28)
Australia	357	547	49	(12)
Austria	35	119	6	(3)
Belgium	183	644	17	0
Brazil	145	334	40	(18)
Canada	69	50	7	(3)
Cayman Islands	20	33	7	0
Chile	36	43	28	(6)
China	313	524	193	(45)
Colombia	0	0	(1)	0
Czech Republic	8	43	2	0
Denmark	0	1	1	0
Finland	0	4	0	0
France	89	210	29	(9)
Germany	12,037	45,392	1,980	(440)
Great Britain	3,806	8,057	(2,241)	120
Greece	0	11	0	0
Guernsey	6	0	1	0
Hong Kong	941	1,266	272	(39)
Hungary	21	59	8	(3)
India	529	10,456	344	(160)
Indonesia	127	296	74	(19)
Ireland	19	398	5	(1)
Israel	24	13	15	(4)
Italy	1,082	3,979	95	(55)
Japan	602	686	257	(108)
Jersey	24	122	(5)	1
Latvia	1	0	0	0
Luxembourg	812	610	549	(157)
Malaysia	71	202	46	(12)
Malta	84	4	83	(23)
Mauritius	33	198	14	(2)
Mexico	63	126	30	0
Netherlands	419	862	1	0
New Zealand	40	22	24	(5)
Norway	0	2	0	0
Pakistan	15	78	7	(2)
Peru	14	19	10	(3)
Philippines	43	2,142	21	(6)
Poland	277	2,191	88	(20)
Portugal	70	415	3	(3)
Qatar	0	3	(1)	0
Romania	3	198	2	0
Russian Fed.	161	1,276	77	(20)
Saudi Arabia	34	60	21	(5)
Singapore	1,089	1,905	443	(24)
South Africa	38	105	9	5
South Korea	152	310	52	(13)
Spain	541	2,522	(64)	20
Sri Lanka	24	62	14	(5)
Sweden	3	40	7	(2)
Switzerland	357	726	3	(2)
Taiwan	56	197	14	(2)
Thailand	30	138	1	1
Turkey	77	129	50	(10)
UAE	63	161	5	(1)
Ukraine	5	20	2	0
Uruguay	0	0	0	0
USA	7,702	9,972	1,080	(274)
Vietnam	18	71	8	(2)

46 – Shareholdings

The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code ("HGB").

Footnotes:

1 Special Fund.
2 Controlled.
3 Only specified assets and related liabilities (silos) of this entity were consolidated.
4 Consists of 239 individual trusts (only varying in series number/duration) which purchase a municipal debt security and issue short puttable exempt adjusted receipts (SPEARs) and long inverse floating exempt receipts (LIFERs) which are then sold to investors.
5 Controlled via managing general partner.
6 Not controlled.
7 Accounted for at equity due to significant influence.
8 Classified as Structured Entity not to be accounted for at equity under IFRS.
9 Classified as Structured Entity not to be consolidated under IFRS.
10 Not consolidated or accounted for at equity as classified as securities available for sale.
11 No significant influence.
12 Not accounted for at equity as classified as at fair value.

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1	Deutsche Bank Aktiengesellschaft	Frankfurt am Main		Deposit-taking Credit Institution	
2	Abbey Life Assurance Company Limited	London		Insurance Company	100.0
3	Abbey Life Trust Securities Limited	London		Other Enterprise	100.0
4	Abbey Life Trustee Services Limited	London		Other Enterprise	100.0
5	ABFS I Incorporated	Baltimore		Financial Enterprise	100.0
6	ABS Leasing Services Company	Chicago		Provider of Supporting Services	100.0
7	ABS MB Ltd.	Baltimore		Financial Enterprise	100.0
8	Acacia (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
9	Accounting Solutions Holding Company, Inc.	Wilmington		Other Enterprise	100.0
10	Agripower Buddosò Società Agricola a Responsabilità Limitata	Pesaro		Other Enterprise	100.0
11	Airport Club für International Executives GmbH	Frankfurt		Other Enterprise	84.0
12	Alex. Brown Financial Services Incorporated	Baltimore		Financial Enterprise	100.0
13	Alex. Brown Investments Incorporated	Baltimore		Financial Enterprise	100.0
14	Alex. Brown Management Services, Inc.	Baltimore		Financial Enterprise	100.0
15	Alfred Herrhausen Gesellschaft - Das internationale Forum der Deutschen Bank - mbH	Berlin		Other Enterprise	100.0
16	Americas Trust Servicios de Consultoria, S.A.	Madrid		Other Enterprise	100.0
17	Apexel LLC	Wilmington		Other Enterprise	100.0
18	Argent Incorporated	Baltimore		Credit Institution	100.0
19	Autumn Leasing Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
20	AWM Luxembourg SICAV-SIF	Luxembourg		Other Enterprise	100.0
21	AXOS Beteiligungs- und Verwaltungs-GmbH	Cologne		Financial Enterprise	100.0
22	B.T.I. Investments	London		Financial Enterprise	100.0
23	BAG	Frankfurt	1	Financial Enterprise	100.0
24	Baincor Nominees Pty Limited	Sydney		Other Enterprise	100.0
25	Bainpro Nominees Pty Ltd	Sydney		Other Enterprise	100.0
26	Bainsec Nominees Pty Ltd	Sydney		Other Enterprise	100.0
27	Bankers Trust International Finance (Jersey) Limited	St. Helier		Financial Enterprise	100.0
28	Bankers Trust International Limited (in members' voluntary liquidation)	London		Credit Institution	100.0
29	Bankers Trust Investments Limited	London		Other Enterprise	100.0
30	Bankers Trust Nominees Limited (in members' voluntary liquidation)	London		Other Enterprise	100.0
31	Barkly Investments Ltd.	St. Helier		Financial Enterprise	100.0
32	Bayan Delinquent Loan Recovery 1 (SPV-AMC), Inc.	Makati City		Financial Enterprise	100.0
33	Beachwood Properties Corp.	Wilmington	2	Other Enterprise	0.0
34	Bebek Varlik Yönetym A.S.	Istanbul		Financial Enterprise	100.0
35	Betriebs-Center für Banken AG	Frankfurt		Provider of Supporting Services	100.0
36	BHW - Gesellschaft für Wohnungswirtschaft mbH	Hameln		Financial Enterprise	100.0
37	BHW - Gesellschaft für Wohnungswirtschaft mbH & Co. Immobilienverwaltungs KG	Hameln		Provider of Supporting Services	100.0
38	BHW Bausparkasse Aktiengesellschaft	Hameln		Deposit-taking Credit Institution	100.0
39	BHW Financial Srl in liquidazione	Verona		Provider of Supporting Services	100.0
40	BHW Gesellschaft für Vorsorge mbH	Hameln		Financial Enterprise	100.0
41	BHW Holding AG	Hameln		Finance Holding Company	100.0
42	BHW Invest, Société à responsabilité limitée	Luxembourg		Other Enterprise	100.0
43	BHW Kreditservice GmbH	Hameln		Provider of Supporting Services	100.0
44	Billboard Partners L.P.	George Town		Financial Enterprise	99.9
45	Biomass Holdings S.à r.l.	Luxembourg		Financial Enterprise	100.0
46	Birch (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
47	Blue Cork, Inc.	Wilmington		Provider of Supporting Services	100.0
48	Blue Ridge CLO Holding Company LLC	Wilmington		Financial Enterprise	100.0
49	Bluewater Creek Management Co.	Wilmington		Credit Institution	100.0
50	BNA Nominees Pty Limited	Sydney		Other Enterprise	100.0
51	Bonsai Investment AG	Frauenfeld		Provider of Supporting Services	100.0
52	Borfield S.A.	Montevideo		Other Enterprise	100.0
53	BRIMCO, S. de R.L. de C.V.	Mexico City		Other Enterprise	100.0
54	BT Commercial Corporation	Wilmington		Credit Institution	100.0
55	BT CTAG Nominees Limited (in members' voluntary liquidation)	London		Other Enterprise	100.0
56	BT Globenet Nominees Limited	London		Other Enterprise	100.0
57	BT International (Nigeria) Limited	Lagos		Provider of Supporting Services	100.0
58	BT Maulbronn GmbH	Eschborn		Financial Enterprise	100.0
59	BT Milford (Cayman) Limited	George Town		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
60	BT Muritz GmbH	Eschborn		Provider of Supporting Services	100.0
61	BT Opera Trading S.A.	Paris		Financial Enterprise	100.0
62	BT Sable, L.L.C.	Wilmington		Financial Enterprise	100.0
63	BT Vordertaunus Verwaltungs- und Beteiligungsgesellschaft mbH	Eschborn		Provider of Supporting Services	100.0
64	BTAS Cayman GP	George Town		Financial Enterprise	100.0
65	BTD Nominees Pty Limited	Sydney		Other Enterprise	100.0
66	BTVR Investments No. 1 Limited	St. Helier		Financial Enterprise	100.0
67	Buxtal Pty. Limited	Sydney		Financial Enterprise	100.0
68	C. J. Lawrence Inc.	Wilmington		Credit Institution	100.0
69	CAM Initiator Treuhand GmbH & Co. KG	Cologne		Financial Enterprise	100.0
70	CAM PE Verwaltungs GmbH & Co. KG	Cologne		Financial Enterprise	100.0
71	CAM Private Equity Nominee GmbH & Co. KG	Cologne		Financial Enterprise	100.0
72	CAM Private Equity Verwaltungs-GmbH	Cologne		Financial Enterprise	100.0
73	3160343 Canada Inc.	Toronto		Financial Enterprise	100.0
74	Caneel Bay Holding Corp.	Chicago	2	Financial Enterprise	0.0
75	Cape Acquisition Corp.	Wilmington		Financial Enterprise	100.0
76	CapeSuccess Inc.	Wilmington		Provider of Supporting Services	100.0
77	CapeSuccess LLC	Wilmington		Financial Enterprise	82.6
78	Cardales Management Limited	St. Peter Port		Securities Trading Firm	100.0
79	Cardales UK Limited	London		Financial Enterprise	100.0
80	Career Blazers Consulting Services, Inc.	Albany		Other Enterprise	100.0
81	Career Blazers Contingency Professionals, Inc.	Albany		Other Enterprise	100.0
82	Career Blazers Learning Center of Los Angeles, Inc.	Los Angeles		Other Enterprise	100.0
83	Career Blazers LLC	Wilmington		Financial Enterprise	100.0
84	Career Blazers Management Company, Inc.	Albany		Other Enterprise	100.0
85	Career Blazers New York, Inc.	Albany		Other Enterprise	100.0
86	Career Blazers of Ontario Inc.	London, Ontario		Other Enterprise	100.0
87	Career Blazers Personnel Services of Washington, D.C., Inc.	Washington D.C.		Other Enterprise	100.0
88	Career Blazers Personnel Services, Inc.	Albany		Financial Enterprise	100.0
89	Career Blazers Service Company, Inc.	Wilmington		Other Enterprise	100.0
90	Caribbean Resort Holdings, Inc.	New York	2	Financial Enterprise	0.0
91	Castlewood Expansion Partners, L.P.	Wilmington		Provider of Supporting Services	87.5
92	Castor LLC	Wilmington	2	Financial Enterprise	0.0
93	Cathay Advisory (Beijing) Company Ltd	Beijing		Other Enterprise	100.0
94	Cathay Asset Management Company Limited	Port Louis		Financial Enterprise	100.0
95	Cathay Capital Company (No 2) Limited	Port Louis		Financial Enterprise	67.6
96	CBI NY Training, Inc.	Albany		Other Enterprise	100.0
97	Cedar (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
98	Centennial River 1 Inc.	Denver		Other Enterprise	100.0
99	Centennial River 2 Inc.	Austin		Other Enterprise	100.0
100	Centennial River Acquisition I Corporation	Wilmington		Other Enterprise	100.0
101	Centennial River Acquisition II Corporation	Wilmington		Other Enterprise	100.0
102	Centennial River Corporation	Wilmington		Financial Enterprise	100.0
103	Channel Nominees Limited (in members' voluntary liquidation)	London		Other Enterprise	100.0
104	Cinda - DB NPL Securitization Trust 2003-1	Wilmington	2	Financial Enterprise	0.0
105	Civic Investments Limited	St. Helier		Financial Enterprise	100.0
106	Consumo Finance S.p.A.	Milan		Credit Institution	100.0
107	Coronus L.P.	St. Helier		Securities Trading Firm	100.0
108	CREDA Objektanlage- und verwaltungsgesellschaft mbH	Bonn		Provider of Supporting Services	100.0
109	CTXL Achtzehnte Vermögensverwaltung GmbH	Munich		Financial Enterprise	100.0
110	Cyrus J. Lawrence Capital Holdings, Inc.	Wilmington		Credit Institution	100.0
111	D B Rail Holdings (UK) No. 1 Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
112	D&M Turnaround Partners Godo Kaisha	Tokyo		Financial Services Institution	100.0
113	D.B. International Delaware, Inc.	Wilmington		Financial Enterprise	100.0
114	DAHOC (UK) Limited	London		Financial Enterprise	100.0
115	DAHOC Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
116	DB (Gibraltar) Holdings Limited (in members' voluntary liquidation)	Gibraltar		Financial Enterprise	100.0
117	DB (Malaysia) Nominee (Asing) Sdn. Bhd.	Kuala Lumpur		Other Enterprise	100.0
118	DB (Malaysia) Nominee (Tempatan) Sdn. Bhd.	Kuala Lumpur		Other Enterprise	100.0
119	DB (Pacific) Limited	Wilmington		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
120	DB (Pacific) Limited, New York	New York		Financial Enterprise	100.0
121	DB (Tip Top) Limited Partnership	Toronto		Other Enterprise	99.9
122	DB Abalone LLC	Wilmington		Financial Enterprise	100.0
123	DB Alex. Brown Holdings Incorporated	Wilmington		Financial Enterprise	100.0
124	DB Alps Corporation	Wilmington		Financial Enterprise	100.0
125	DB Alternative Trading Inc.	Wilmington		Financial Enterprise	100.0
126	DB Aotearoa Investments Limited	George Town		Provider of Supporting Services	100.0
127	DB Beteiligungs-Holding GmbH	Frankfurt		Financial Enterprise	100.0
128	DB Bluebell Investments (Cayman) Partnership	George Town		Financial Enterprise	100.0
129	DB Boracay LLC	Wilmington		Financial Enterprise	100.0
130	DB Broker GmbH	Frankfurt		Securities Trading Firm	100.0
131	DB CAPAM GmbH	Cologne		Provider of Supporting Services	100.0
132	DB Capital Management, Inc.	Wilmington		Financial Enterprise	100.0
133	DB Capital Markets (Deutschland) GmbH	Frankfurt		Finance Holding Company	100.0
134	DB Capital Partners (Asia), L.P.	George Town		Financial Enterprise	99.7
135	DB Capital Partners (Europe) 2000 - A Founder Partner LP	Wilmington	2	Financial Enterprise	0.0
136	DB Capital Partners (Europe) 2000 - B Founder Partner LP	Wilmington	2	Financial Enterprise	0.0
137	DB Capital Partners Asia G.P. Limited	George Town		Financial Enterprise	100.0
138	DB Capital Partners Europe 2002 Founder Partner LP	Wilmington	2	Financial Enterprise	0.0
139	DB Capital Partners General Partner Limited	London		Financial Enterprise	100.0
140	DB Capital Partners Latin America, G.P. Limited	George Town		Financial Enterprise	100.0
141	DB Capital Partners, Inc.	Wilmington		Financial Enterprise	100.0
142	DB Capital Partners, Latin America, L.P.	George Town		Financial Enterprise	80.2
143	DB Capital, Inc.	Wilmington		Financial Enterprise	100.0
144	DB Cartera de Inmuebles 1, S.A.U.	Pozuelo de Alarcón		Provider of Supporting Services	100.0
145	DB Chestnut Holdings Limited	George Town		Provider of Supporting Services	100.0
146	DB Commodities Canada Ltd.	Toronto		Provider of Supporting Services	100.0
147	DB Commodity Services LLC	Wilmington		Provider of Supporting Services	100.0
148	DB Consorzio S. Cons. a r. l.	Milan		Provider of Supporting Services	100.0
149	DB Corporate Advisory (Malaysia) Sdn. Bhd.	Kuala Lumpur		Financial Enterprise	100.0
150	DB Crest Limited	St. Helier		Credit Institution	100.0
151	DB Delaware Holdings (Europe) LLC	Wilmington		Financial Enterprise	100.0
152	DB Delaware Holdings (UK) Limited	London		Financial Enterprise	100.0
153	DB Depositor Inc.	Wilmington		Financial Enterprise	100.0
154	DB Energy Commodities Limited	London		Provider of Supporting Services	100.0
155	DB Energy Trading LLC	Wilmington		Provider of Supporting Services	100.0
156	DB Enfield Infrastructure Holdings Limited	St. Helier		Financial Enterprise	100.0
157	DB Enfield Infrastructure Investments Limited	St. Helier		Provider of Supporting Services	100.0
158	DB Enterprise GmbH & Co. Zweite Beteiligungs KG	Luetzen-Gostau		Financial Enterprise	100.0
159	DB Equipment Leasing, Inc.	New York		Financial Enterprise	100.0
160	DB Equity Limited	London		Financial Enterprise	100.0
161	DB Equity S.à r.l.	Luxembourg		Financial Enterprise	100.0
162	DB Fillmore Lender Corp.	Wilmington		Other Enterprise	100.0
163	DB Finance (Delaware), LLC	Wilmington		Financial Enterprise	100.0
164	DB Finanz-Holding GmbH	Frankfurt		Finance Holding Company	100.0
165	DB Fund Services LLC	Wilmington		Other Enterprise	100.0
166	DB Funding LLC #4	Wilmington		Credit Institution	100.0
167	DB Funding LLC #5	Wilmington		Credit Institution	100.0
168	DB Funding LLC #6	Wilmington		Credit Institution	100.0
169	DB Global Technology SRL	Bucharest		Provider of Supporting Services	100.0
170	DB Global Technology, Inc.	Wilmington		Provider of Supporting Services	100.0
171	DB Group Services (UK) Limited	London		Provider of Supporting Services	100.0
172	DB Holdings (New York), Inc.	New York		Financial Enterprise	100.0
173	DB Holdings (South America) Limited	Wilmington		Financial Enterprise	100.0
174	DB HR Solutions GmbH	Eschborn		Provider of Supporting Services	100.0
175	DB iCON Investments Limited	London		Financial Enterprise	100.0
176	DB Impact Investment Fund I, L.P.	Edinburgh		Financial Enterprise	100.0
177	DB Industrial Holdings Beteiligungs GmbH & Co. KG	Luetzen-Gostau		Financial Enterprise	100.0
178	DB Industrial Holdings GmbH	Luetzen-Gostau		Financial Enterprise	100.0
179	DB Infrastructure Holdings (UK) No.3 Limited	London		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
180	DB Intermezzo LLC	Wilmington		Financial Enterprise	100.0
181	DB International (Asia) Limited	Singapore		Deposit-taking Credit Institution	100.0
182	DB International Investments Limited	London		Financial Enterprise	100.0
183	DB International Trust (Singapore) Limited	Singapore		Other Enterprise	100.0
184	DB Investment Management, Inc.	Wilmington		Provider of Supporting Services	100.0
185	DB Investment Managers, Inc.	Wilmington		Financial Enterprise	100.0
186	DB Investment Partners, Inc.	Wilmington		Financial Enterprise	100.0
187	DB Investment Services GmbH	Frankfurt		Deposit-taking Credit Institution	100.0
188	DB Investments (GB) Limited	London		Finance Holding Company	100.0
189	DB IROC Leasing Corp.	New York		Financial Enterprise	100.0
190	DB Jasmine (Cayman) Limited (in voluntary liquidation)	George Town		Financial Enterprise	100.0
191	DB Kredit Service GmbH	Berlin		Provider of Supporting Services	100.0
192	DB Leasing Services GmbH	Frankfurt		Financial Enterprise	100.0
193	DB Management Support GmbH	Frankfurt		Provider of Supporting Services	100.0
194	DB Managers, LLC	West Trenton		Securities Trading Firm	100.0
195	DB Mortgage Investment Inc.	Baltimore		Provider of Supporting Services	100.0
196	DB Nexus American Investments (UK) Limited	London		Financial Enterprise	100.0
197	DB Nexus Iberian Investments (UK) Limited	London		Financial Enterprise	100.0
198	DB Nexus Investments (UK) Limited	London		Financial Enterprise	100.0
199	DB Nominees (Hong Kong) Limited	Hong Kong		Provider of Supporting Services	100.0
200	DB Nominees (Singapore) Pte Ltd	Singapore		Other Enterprise	100.0
201	DB Omega BTV S.C.S.	Luxembourg		Financial Enterprise	100.0
202	DB Omega Ltd.	George Town		Financial Enterprise	100.0
203	DB Omega S.C.S.	Luxembourg		Financial Enterprise	100.0
204	DB Operaciones y Servicios Interactivos, A.I.E.	Barcelona		Provider of Supporting Services	99.9
205	DB Overseas Finance Delaware, Inc.	Wilmington		Financial Enterprise	100.0
206	DB Overseas Holdings Limited	London		Financial Enterprise	100.0
207	DB Partnership Management II, LLC	Wilmington		Financial Enterprise	100.0
208	DB Partnership Management Ltd.	Wilmington		Financial Enterprise	100.0
209	DB Platinum Advisors	Luxembourg		Fund Management Company	100.0
210	DB Portfolio Southwest, Inc.	Houston		Provider of Supporting Services	100.0
211	DB Print GmbH	Frankfurt		Provider of Supporting Services	100.0
212	DB Private Clients Corp.	Wilmington		Credit Institution	100.0
213	DB Private Equity GmbH	Cologne		Fund Management Company	100.0
214	DB Private Equity International S.à r.l.	Luxembourg		Financial Enterprise	100.0
215	DB Private Equity Treuhand GmbH	Cologne		Financial Enterprise	100.0
216	DB Private Wealth Mortgage Ltd.	New York		Credit Institution	100.0
217	DB PWM Private Markets I GP	Luxembourg		Financial Enterprise	100.0
218	DB Rail Trading (UK) Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
219	DB Re S.A.	Luxembourg		Reinsurance Company	100.0
220	DB Risk Center GmbH	Berlin		Provider of Supporting Services	100.0
221	DB RMS Leasing (Cayman) L.P.	George Town		Credit Institution	100.0
222	DB Road (UK) Limited	George Town		Financial Enterprise	100.0
223	DB Samay Finance No. 2, Inc.	Wilmington		Financial Enterprise	100.0
224	DB Securities S.A.	Warsaw		Securities Trading Firm	100.0
225	DB Service Centre Limited	Dublin		Payment Institution	100.0
226	DB Service Uruguay S.A.	Montevideo		Credit Institution	100.0
227	DB Services Americas, Inc.	Wilmington		Provider of Supporting Services	100.0
228	DB Services New Jersey, Inc.	West Trenton		Provider of Supporting Services	100.0
229	DB Servicios México, Sociedad Anónima de Capital Variable	Mexico City		Provider of Supporting Services	100.0
230	DB Servizi Amministrativi S.r.l.	Milan		Provider of Supporting Services	100.0
231	DB Strategic Advisors, Inc.	Makati City		Provider of Supporting Services	100.0
232	DB Structured Derivative Products, LLC	Wilmington		Provider of Supporting Services	100.0
233	DB Structured Products, Inc.	Wilmington		Financial Enterprise	100.0
234	DB Trips Investments Limited	George Town	2	Securities Trading Firm	0.0
235	DB Trustee Services Limited	London		Other Enterprise	100.0
236	DB Trustees (Hong Kong) Limited	Hong Kong		Other Enterprise	100.0
237	DB U.K. Nominees Limited (in members' voluntary liquidation)	London		Provider of Supporting Services	100.0
238	DB U.S. Financial Markets Holding Corporation	Wilmington		Financial Enterprise	100.0
239	DB UK Australia Finance Limited	George Town		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
240	DB UK Australia Holdings Limited	London		Financial Enterprise	100.0
241	DB UK Bank Limited	London		Deposit-taking Credit Institution	100.0
242	DB UK Holdings Limited	London		Financial Enterprise	100.0
243	DB UK PCAM Holdings Limited	London		Financial Enterprise	100.0
244	DB USA Corporation	Wilmington		Finance Holding Company	100.0
245	DB Valoren S.à r.l.	Luxembourg		Finance Holding Company	100.0
246	DB Value S.à r.l.	Luxembourg		Finance Holding Company	100.0
247	DB Vanquish (UK) Limited	London		Credit Institution	100.0
248	DB Vantage (UK) Limited	London		Credit Institution	100.0
249	DB Vantage No.2 (UK) Limited	London		Credit Institution	100.0
250	DB Vita S.A.	Luxembourg		Insurance Companies	75.0
251	DBAB Wall Street, LLC	Wilmington		Provider of Supporting Services	100.0
252	DBAH Capital, LLC	Wilmington		Financial Enterprise	100.0
253	DBAS Cayman Holdings 2 Limited (in voluntary liquidation)	George Town	2	Credit Institution	0.0
254	DBC Continuance Inc.	Toronto		Other Enterprise	100.0
255	DBCCA Investment Partners, Inc.	Wilmington		Securities Trading Firm	100.0
256	DBCIBZ1	George Town		Financial Enterprise	100.0
257	DBCIBZ2	George Town		Financial Enterprise	100.0
258	DBFIC, Inc.	Wilmington		Financial Enterprise	100.0
259	DBG Vermögensverwaltungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
260	DBNY Brazil Invest Co.	Wilmington		Financial Enterprise	100.0
261	DBNZ Overseas Investments (No.1) Limited	George Town		Financial Enterprise	100.0
262	DBOI Global Services (UK) Limited	London		Provider of Supporting Services	100.0
263	DBOI Global Services Private Limited	Mumbai		Provider of Supporting Services	100.0
264	DBR Investments Co. Limited	George Town		Financial Enterprise	100.0
265	DBRE Global Real Estate Management IA, Ltd.	George Town		Financial Enterprise	100.0
266	DBRE Global Real Estate Management IB, Ltd.	George Town		Financial Enterprise	100.0
267	DBRMSGP1	George Town		Financial Enterprise	100.0
268	DBRMSGP2	George Town		Financial Enterprise	100.0
269	DBS Technology Ventures, L.L.C.	Wilmington		Financial Enterprise	100.0
270	DBUK PCAM Limited	London		Finance Holding Company	100.0
271	DBUSBZ1, LLC	Wilmington		Financial Enterprise	100.0
272	DBUSBZ2, LLC	Wilmington		Financial Enterprise	100.0
273	DBVR Investments No. 3 Ltd.	Wilmington		Financial Enterprise	100.0
274	DBX Advisors LLC	Wilmington		Securities Trading Firm	100.0
275	DBX Strategic Advisors LLC	Wilmington		Securities Trading Firm	100.0
276	dbX-Asian Long/Short Equity 3 Fund	St. Helier	1	Financial Enterprise	100.0
277	dbX-Commodity 1 Fund	St. Helier	1	Financial Enterprise	100.0
278	dbX-Credit 2 Fund	St. Helier	1	Financial Enterprise	94.8
279	dbX-Credit 3 Fund	St. Helier	1	Financial Enterprise	78.4
280	dbX-CTA 11 Fund	St. Helier	1	Financial Enterprise	98.6
281	dbX-CTA 16 Fund	St. Helier	1	Financial Enterprise	80.3
282	dbX-CTA 18 Fund	St. Helier	1	Financial Enterprise	98.7
283	dbX-CTA 2 Fund	St. Helier	1	Financial Enterprise	98.7
284	dbX-CTA 7 Fund	St. Helier	1	Financial Enterprise	93.3
285	dbX-CTA 9 Fund	St. Helier	1	Financial Enterprise	100.0
286	dbX-Emerging Markets Macro 1 Fund	St. Helier	1	Financial Enterprise	85.1
287	dbX-Event Driven 1 Fund	St. Helier	1	Financial Enterprise	100.0
288	dbX-Global Long/Short Equity 10 (Sabre)	St. Helier	1	Financial Enterprise	98.8
289	dbX-Global Long/Short Equity 9 Fund	St. Helier	1	Financial Enterprise	100.0
290	dbX-Global Macro 9 Fund	St. Helier	1	Financial Enterprise	96.9
291	dbX-Japan Long/Short Equity 4 (AlphaGen Hokuto)	St. Helier	1	Financial Enterprise	98.8
292	dbX-Risk Arbitrage 1 Fund	St. Helier	1	Financial Enterprise	96.7
293	dbX-Risk Arbitrage 6 Fund	St. Helier	1	Financial Enterprise	94.9
294	dbX-Risk Arbitrage 9 Fund	St. Helier	1	Financial Enterprise	99.2
295	dbX-US Long/Short Equity 13 Fund	St. Helier	1	Financial Enterprise	100.0
296	De Meng Innovative (Beijing) Consulting Company Limited	Beijing		Provider of Supporting Services	100.0
297	DeAM Infrastructure Limited	London		Financial Enterprise	100.0
298	DeAWM Distributors, Inc.	Wilmington		Securities Trading Firm	100.0
299	DeAWM Service Company	Wilmington		Provider of Supporting Services	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
300	DeAWM Trust Company	Salem		Securities Trading Firm	100.0
301	DEBEKO Immobilien GmbH & Co Grundbesitz OHG	Eschborn		Provider of Supporting Services	100.0
302	DEE Deutsche Erneuerbare Energien GmbH	Duesseldorf		Financial Enterprise	100.0
303	DEGRU Erste Beteiligungsgesellschaft mbH i.L.	Eschborn		Financial Enterprise	100.0
304	Delowrezham de México S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
305	DEUFRAN Beteiligungs GmbH	Frankfurt		Financial Enterprise	100.0
306	DEUKONA Versicherungs-Vermittlungs-GmbH	Frankfurt		Provider of Supporting Services	100.0
307	Deutsche (Aotearoa) Capital Holdings New Zealand	Auckland		Credit Institution	100.0
308	Deutsche (Aotearoa) Foreign Investments New Zealand	Auckland		Credit Institution	100.0
309	Deutsche (New Munster) Holdings New Zealand Limited	Auckland		Credit Institution	100.0
310	Deutsche Aeolia Power Production S.A.	Athens		Other Enterprise	80.0
311	Deutsche Alt-A Securities, Inc.	Wilmington		Financial Enterprise	100.0
312	Deutsche Alternative Asset Management (France) SAS	Paris		Other Enterprise	100.0
313	Deutsche Alternative Asset Management (Global) Limited	London		Financial Enterprise	100.0
314	Deutsche Alternative Asset Management (UK) Limited	London		Financial Services Institution	100.0
315	Deutsche Asia Pacific Finance, Inc.	Wilmington		Provider of Supporting Services	100.0
316	Deutsche Asia Pacific Holdings Pte Ltd	Singapore		Finance Holding Company	100.0
317	Deutsche Asset & Wealth Management International GmbH	Frankfurt		Securities Trading Firm	100.0
318	Deutsche Asset & Wealth Management Investment GmbH	Frankfurt		Fund Management Company	100.0
319	Deutsche Asset Management (Asia) Limited	Singapore		Securities Trading Firm	100.0
320	Deutsche Asset Management (Hong Kong) Limited	Hong Kong		Securities Trading Firm	100.0
321	Deutsche Asset Management (India) Private Limited	Mumbai		Securities Trading Firm	100.0
322	Deutsche Asset Management (Japan) Limited	Tokyo		Securities Trading Firm	100.0
323	Deutsche Asset Management (Korea) Company Limited	Seoul		Securities Trading Firm	100.0
324	Deutsche Asset Management (UK) Limited	London		Financial Enterprise	100.0
325	Deutsche Asset Management Canada Limited	Toronto		Financial Enterprise	100.0
326	Deutsche Asset Management Group Limited	London		Financial Enterprise	100.0
327	Deutsche Auskunftei Service GmbH	Hamburg		Provider of Supporting Services	100.0
328	Deutsche Australia Limited	Sydney		Credit Institution	100.0
329	Deutsche Bank (Cayman) Limited	George Town		Deposit-taking Credit Institution	100.0
330	DEUTSCHE BANK (CHILE) S.A.	Santiago		Deposit-taking Credit Institution	100.0
331	Deutsche Bank (China) Co., Ltd.	Beijing		Deposit-taking Credit Institution	100.0
332	Deutsche Bank (Malaysia) Berhad	Kuala Lumpur		Deposit-taking Credit Institution	100.0
333	Deutsche Bank (Malta) Ltd	Floriana		Deposit-taking Credit Institution	100.0
334	Deutsche Bank (Mauritius) Limited	Port Louis		Deposit-taking Credit Institution	100.0
335	Deutsche Bank (Perú) S.A.	Lima		Deposit-taking Credit Institution	100.0
336	Deutsche Bank (Suisse) SA	Geneva		Deposit-taking Credit Institution	100.0
337	Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa	Montevideo		Deposit-taking Credit Institution	100.0
338	DEUTSCHE BANK A.S.	Istanbul		Deposit-taking Credit Institution	100.0
339	Deutsche Bank Americas Finance LLC	Wilmington		Credit Institution	100.0
340	Deutsche Bank Americas Holding Corp.	Wilmington		Finance Holding Company	100.0
341	Deutsche Bank Bauspar-Aktiengesellschaft	Frankfurt		Deposit-taking Credit Institution	100.0
342	Deutsche Bank Corretora de Valores S.A.	Sao Paulo		Securities Trading Firm	100.0
343	Deutsche Bank Europe GmbH	Frankfurt		Deposit-taking Credit Institution	100.0
344	Deutsche Bank Financial Inc.	Wilmington		Credit Institution	100.0
345	Deutsche Bank Financial LLC	Wilmington		Credit Institution	100.0
346	Deutsche Bank Holdings, Inc.	Wilmington		Financial Enterprise	100.0
347	Deutsche Bank Insurance Agency Incorporated	Baltimore		Other Enterprise	100.0
348	Deutsche Bank Insurance Agency of Delaware	Wilmington		Financial Enterprise	100.0
349	Deutsche Bank International Limited	St. Helier		Deposit-taking Credit Institution	100.0
350	Deutsche Bank International Trust Co. (Cayman) Limited	George Town		Other Enterprise	100.0
351	Deutsche Bank International Trust Co. Limited	St. Peter Port		Other Enterprise	100.0
352	Deutsche Bank Investments (Guernsey) Limited	St. Peter Port		Financial Enterprise	100.0
353	Deutsche Bank Luxembourg S.A.	Luxembourg		Deposit-taking Credit Institution	100.0
354	Deutsche Bank Mutui S.p.A.	Milan		Credit Institution	100.0
355	Deutsche Bank México, S.A., Institución de Banca Múltiple	Mexico City		Deposit-taking Credit Institution	100.0
356	Deutsche Bank National Trust Company	Los Angeles		Credit Institution	100.0
357	Deutsche Bank Nederland N.V.	Amsterdam		Deposit-taking Credit Institution	100.0
358	Deutsche Bank Nominees (Jersey) Limited	St. Helier		Other Enterprise	100.0
359	Deutsche Bank Polska Spólka Akcyjna	Warsaw		Deposit-taking Credit Institution	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
360	Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft	Frankfurt		Deposit-taking Credit Institution	100.0
361	Deutsche Bank Real Estate (Japan) Y.K.	Tokyo		Provider of Supporting Services	100.0
362	Deutsche Bank Realty Advisors, Inc.	New York		Financial Enterprise	100.0
363	Deutsche Bank S.A.	Buenos Aires		Deposit-taking Credit Institution	100.0
364	Deutsche Bank S.A. - Banco Alemão	Sao Paulo		Deposit-taking Credit Institution	100.0
365	Deutsche Bank Securities Inc.	Wilmington		Securities Trading Firm	100.0
366	Deutsche Bank Securities Limited	Toronto		Securities Trading Firm	100.0
367	Deutsche Bank Services (Jersey) Limited	St. Helier		Provider of Supporting Services	100.0
368	Deutsche Bank Società per Azioni	Milan		Deposit-taking Credit Institution	99.8
369	Deutsche Bank Trust Company Americas	New York		Deposit-taking Credit Institution	100.0
370	Deutsche Bank Trust Company Delaware	Wilmington		Deposit-taking Credit Institution	100.0
371	Deutsche Bank Trust Company New Jersey Ltd.	Jersey City		Credit Institution	100.0
372	Deutsche Bank Trust Company, National Association	New York		Credit Institution	100.0
373	Deutsche Bank Trust Corporation	New York		Finance Holding Company	100.0
374	Deutsche Bank Trustee Services (Guernsey) Limited	St. Peter Port		Provider of Supporting Services	100.0
375	Deutsche Bank Österreich AG	Vienna		Deposit-taking Credit Institution	100.0
376	Deutsche Bank, Sociedad Anónima Española	Madrid		Deposit-taking Credit Institution	99.8
377	Deutsche Capital Finance (2000) Limited	George Town		Credit Institution	100.0
378	Deutsche Capital Hong Kong Limited	Hong Kong		Financial Enterprise	100.0
379	Deutsche Capital Markets Australia Limited	Sydney		Securities Trading Firm	100.0
380	Deutsche Capital Partners China Limited	George Town		Financial Enterprise	100.0
381	Deutsche Cayman Ltd.	George Town		Other Enterprise	100.0
382	Deutsche CIB Centre Private Limited	Mumbai		Provider of Supporting Services	100.0
383	Deutsche Climate Change Fixed Income QP Trust	Salem	2	Financial Enterprise	0.0
384	Deutsche Clubholding GmbH	Frankfurt		Financial Enterprise	95.0
385	Deutsche Commodities Trading Co., Ltd.	Shanghai		Securities Trading Firm	100.0
386	Deutsche Custody Global B.V.	Amsterdam		Credit Institution	100.0
387	Deutsche Custody N.V.	Amsterdam		Credit Institution	100.0
388	Deutsche Custody Nederland B.V.	Amsterdam		Credit Institution	100.0
389	Deutsche Domus New Zealand Limited	Auckland		Credit Institution	100.0
390	Deutsche Emerging Markets Investments (Netherlands) B.V.	Amsterdam		Provider of Supporting Services	99.9
391	Deutsche Equities India Private Limited	Mumbai		Securities Trading Firm	100.0
392	Deutsche Far Eastern Asset Management Company Limited	Taipei		Financial Services Institution	60.0
393	Deutsche Fiduciary Services (Suisse) SA	Geneva		Other Enterprise	100.0
394	Deutsche Finance Co 1 Pty Limited	Sydney		Financial Enterprise	100.0
395	Deutsche Finance Co 2 Pty Limited	Sydney		Financial Enterprise	100.0
396	Deutsche Finance Co 3 Pty Limited	Sydney		Financial Enterprise	100.0
397	Deutsche Finance Co 4 Pty Limited	Sydney		Financial Enterprise	100.0
398	Deutsche Finance No. 2 (UK) Limited	London		Credit Institution	100.0
399	Deutsche Finance No. 2 Limited	George Town		Financial Enterprise	100.0
400	Deutsche Finance No. 4 (UK) Limited (in members' voluntary liquidation)	London		Credit Institution	100.0
401	Deutsche Foras New Zealand Limited	Auckland		Credit Institution	100.0
402	Deutsche Friedland	Paris		Financial Enterprise	100.0
403	Deutsche Futures Singapore Pte Ltd	Singapore		Securities Trading Firm	100.0
404	Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung	Duesseldorf		Financial Enterprise	100.0
405	Deutsche Global Markets Limited	Tel Aviv		Financial Enterprise	100.0
406	Deutsche Group Holdings (SA) (Proprietary) Limited	Johannesburg		Financial Enterprise	100.0
407	Deutsche Group Services Pty Limited	Sydney		Provider of Supporting Services	100.0
408	Deutsche Grundbesitz Beteiligungsgesellschaft mbH	Eschborn		Financial Enterprise	100.0
409	Deutsche Grundbesitz-Anlagegesellschaft mit beschränkter Haftung	Frankfurt		Other Enterprise	99.8
410	Deutsche Haussmann, S.à r.l.	Luxembourg		Securities Trading Firm	100.0
411	Deutsche Holdings (BTI) Limited	London		Financial Enterprise	100.0
412	Deutsche Holdings (Luxembourg) S.à r.l.	Luxembourg		Finance Holding Company	100.0
413	Deutsche Holdings (Malta) Ltd.	Floriana		Finance Holding Company	100.0
414	Deutsche Holdings (SA) (Proprietary) Limited	Johannesburg		Financial Enterprise	100.0
415	Deutsche Holdings Limited	London		Finance Holding Company	100.0
416	Deutsche Holdings No. 2 Limited	London		Financial Enterprise	100.0
417	Deutsche Holdings No. 3 Limited	London		Financial Enterprise	100.0
418	Deutsche Holdings No. 4 Limited	London		Financial Enterprise	100.0
419	Deutsche Immobilien Leasing GmbH	Duesseldorf		Financial Services Institution	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
420	Deutsche India Holdings Private Limited	Mumbai		Finance Holding Company	100.0
421	Deutsche International Corporate Services (Delaware) LLC	Wilmington		Financial Enterprise	100.0
422	Deutsche International Corporate Services (Ireland) Limited	Dublin		Financial Enterprise	100.0
423	Deutsche International Corporate Services Limited	St. Helier		Other Enterprise	100.0
424	Deutsche International Custodial Services Limited	St. Helier		Other Enterprise	100.0
425	Deutsche International Finance (Ireland) Limited	Dublin		Securities Trading Firm	100.0
426	Deutsche International Trust Company N.V.	Amsterdam		Other Enterprise	100.0
427	Deutsche International Trust Corporation (Mauritius) Limited	Port Louis		Other Enterprise	100.0
428	Deutsche Inversiones Dos S.A.	Santiago		Finance Holding Company	100.0
429	Deutsche Inversiones Limitada	Santiago		Financial Enterprise	100.0
430	Deutsche Investment Management Americas Inc.	Wilmington		Financial Services Institution	100.0
431	Deutsche Investments (Netherlands) N.V.	Amsterdam		Financial Enterprise	100.0
432	Deutsche Investments Australia Limited	Sydney		Securities Trading Firm	100.0
433	Deutsche Investments India Private Limited	Mumbai		Credit Institution	100.0
434	Deutsche Investor Services Private Limited	Mumbai		Other Enterprise	100.0
435	Deutsche IT License GmbH	Eschborn		Provider of Supporting Services	100.0
436	Deutsche Knowledge Services Pte. Ltd.	Singapore		Provider of Supporting Services	100.0
437	Deutsche Long Duration Government/Credit QP Trust	Salem	2	Financial Enterprise	0.0
438	Deutsche Managed Investments Limited	Sydney		Credit Institution	100.0
439	Deutsche Mandatos S.A.	Buenos Aires		Financial Enterprise	100.0
440	Deutsche Master Funding Corporation	Wilmington		Financial Enterprise	100.0
441	Deutsche Morgan Grenfell Group Public Limited Company	London		Credit Institution	100.0
442	Deutsche Morgan Grenfell Nominees Pte Ltd	Singapore		Other Enterprise	100.0
443	Deutsche Mortgage & Asset Receiving Corporation	Wilmington		Provider of Supporting Services	100.0
444	Deutsche Mortgage Securities, Inc.	Wilmington		Financial Enterprise	100.0
445	Deutsche New Zealand Limited	Auckland		Credit Institution	100.0
446	Deutsche Nominees Limited	London		Credit Institution	100.0
447	Deutsche Oppenheim Family Office AG	Grasbrunn		Securities Trading Firm	100.0
448	Deutsche Overseas Issuance New Zealand Limited	Auckland		Provider of Supporting Services	100.0
449	Deutsche Postbank AG	Bonn		Deposit-taking Credit Institution	94.1
450	Deutsche Postbank Finance Center Objekt GmbH	Schuttrange		Provider of Supporting Services	100.0
451	Deutsche Private Asset Management Limited	London		Other Enterprise	100.0
452	Deutsche Securities (India) Private Limited	New Delhi		Securities Trading Bank	100.0
453	Deutsche Securities (Perú) S.A.	Lima		Other Enterprise	100.0
454	Deutsche Securities (Proprietary) Limited	Johannesburg		Securities Trading Firm	97.8
455	Deutsche Securities (SA) (Proprietary) Limited	Johannesburg		Financial Enterprise	97.8
456	Deutsche Securities Asia Limited	Hong Kong		Securities Trading Firm	100.0
457	Deutsche Securities Australia Limited	Sydney		Securities Trading Bank	100.0
458	Deutsche Securities Corredores de Bolsa Spa	Santiago		Securities Trading Firm	100.0
459	Deutsche Securities Inc.	Tokyo		Securities Trading Bank	100.0
460	Deutsche Securities Israel Ltd.	Tel Aviv		Securities Trading Firm	100.0
461	Deutsche Securities Korea Co.	Seoul		Securities Trading Firm	100.0
462	Deutsche Securities Limited	Hong Kong		Financial Enterprise	100.0
463	Deutsche Securities Mauritius Limited	Port Louis		Securities Trading Firm	100.0
464	Deutsche Securities Menkul Degerler A.S.	Istanbul		Securities Trading Firm	100.0
465	Deutsche Securities New Zealand Limited	Auckland		Securities Trading Firm	100.0
466	Deutsche Securities Saudi Arabia LLC	Riyadh		Securities Trading Bank	100.0
467	Deutsche Securities Sociedad de Bolsa S.A.	Buenos Aires		Securities Trading Firm	100.0
468	Deutsche Securities Venezuela S.A.	Caracas		Financial Enterprise	100.0
469	Deutsche Securities, S.A. de C.V., Casa de Bolsa	Mexico City		Securities Trading Firm	100.0
470	Deutsche Securitisation Australia Pty Limited	Sydney		Securities Trading Firm	100.0
471	Deutsche StiftungsTrust GmbH	Frankfurt		Other Enterprise	100.0
472	Deutsche Transnational Trustee Corporation Inc	Charlottetown		Other Enterprise	100.0
473	Deutsche Trust Company Limited Japan	Tokyo		Other Enterprise	100.0
474	Deutsche Trustee Company Limited	London		Other Enterprise	100.0
475	Deutsche Trustee Services (India) Private Limited	Mumbai		Other Enterprise	100.0
476	Deutsche Trustees Malaysia Berhad	Kuala Lumpur		Other Enterprise	100.0
477	Deutsche Ultra Core Fixed Income QP Trust	Salem	2	Financial Enterprise	0.0
478	Deutsches Institut für Altersvorsorge GmbH	Frankfurt		Other Enterprise	78.0
479	DFC Residual Corp.	Carson City		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
480	DI Deutsche Immobilien Baugesellschaft mbH	Frankfurt		Other Enterprise	100.0
481	DI Deutsche Immobilien Treuhandgesellschaft mbH	Frankfurt		Other Enterprise	100.0
482	DIB-Consult Deutsche Immobilien- und Beteiligungs-Beratungsgesellschaft mbH	Duesseldorf		Other Enterprise	100.0
483	DIL Financial Services GmbH & Co. KG	Duesseldorf		Other Enterprise	100.0
484	DISCA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
485	DIV Holding GmbH	Luetzen-Gostau		Financial Enterprise	100.0
486	DMG Technology Management, L.L.C.	Wilmington		Financial Enterprise	100.0
487	DMJV	New York	2	Provider of Supporting Services	0.0
488	DNU Nominees Pty Limited	Sydney		Provider of Supporting Services	100.0
489	DSL Portfolio GmbH & Co. KG	Bonn		Provider of Supporting Services	100.0
490	DSL Portfolio Verwaltungs GmbH	Bonn		Financial Enterprise	100.0
491	DTS Nominees Pty Limited	Sydney		Other Enterprise	100.0
492	Durian (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
493	DWS Holding & Service GmbH	Frankfurt		Financial Enterprise	99.4
494	DWS Investment S.A.	Luxembourg		Fund Management Company	100.0
495	DWS Investments (Spain), S.G.I.I.C., S.A.	Madrid		Fund Management Company	100.0
496	EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG i.I.	Hamburg		Other Enterprise	65.2
497	Elba Finance GmbH	Eschborn		Financial Enterprise	100.0
498	Elizabethan Holdings Limited	George Town		Financial Enterprise	100.0
499	Elizabethan Management Limited	George Town		Other Enterprise	100.0
500	Equipment Management Services LLC	Wilmington		Other Enterprise	100.0
501	Estate Holdings, Inc.	St. Thomas	2	Other Enterprise	0.0
502	European Value Added I (Alternate G.P.) LLP	London		Financial Enterprise	100.0
503	Evergreen Amsterdam Holdings B.V.	Amsterdam		Financial Enterprise	100.0
504	Evergreen International Holdings B.V.	Amsterdam		Credit Institution	100.0
505	Evergreen International Investments B.V.	Amsterdam		Financial Enterprise	100.0
506	Evergreen International Leasing B.V.	Amsterdam		Credit Institution	100.0
507	Exinor SA	Bastogne		Other Enterprise	100.0
508	EXTOREL Private Equity Advisers GmbH	Cologne		Financial Enterprise	100.0
509	FARAMIR Beteiligungs- und Verwaltungs GmbH	Cologne		Financial Enterprise	100.0
510	Farezco I, S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
511	Farezco II, S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
512	Fenix Administración de Activos S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
513	Fenix Mercury 1 S. de R.L. de C.V.	Mexico City		Other Enterprise	60.0
514	Fiduciaria Sant' Andrea S.r.L.	Milan		Securities Trading Firm	100.0
515	Filaine, Inc.	Wilmington	2	Other Enterprise	0.0
516	Finanza & Futuro Banca SpA	Milan		Credit Institution	100.0
517	Firstee Investments LLC	Wilmington		Financial Enterprise	100.0
518	Fondo de Inversión Privado NPL Fund Two	Santiago	1	Financial Services Institution	70.0
519	Franz Urbig- und Oscar Schlitter-Stiftung Gesellschaft mit beschränkter Haftung	Frankfurt		Provider of Supporting Services	100.0
520	Funds Nominees Limited (in members' voluntary liquidation)	London		Other Enterprise	100.0
521	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl "Rimbachzentrum" KG	Bad Homburg		Other Enterprise	74.0
522	G Finance Holding Corp.	Wilmington		Financial Enterprise	100.0
523	GbR Goethestraße	Cologne		Provider of Supporting Services	94.0
524	Gemini Technology Services Inc.	Wilmington		Provider of Supporting Services	100.0
525	German Access LLP	London		Financial Enterprise	100.0
526	German American Capital Corporation	Baltimore		Credit Institution	100.0
527	Global Commercial Real Estate Special Opportunities Limited	St. Helier		Provider of Supporting Services	100.0
528	Greenwood Properties Corp.	New York	2	Financial Enterprise	0.0
529	Grundstücksgesellschaft Frankfurt Bockenheimer Landstraße GbR	Troisdorf		Other Enterprise	94.9
530	Grundstücksgesellschaft Köln-Ossendorf VI mbH	Cologne		Financial Enterprise	100.0
531	Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR	Troisdorf		Other Enterprise	59.7
532	Gulara Pty Ltd	Sydney		Financial Enterprise	100.0
533	GUO Mao International Hotels B.V.	Amsterdam		Financial Enterprise	100.0
534	Hac Investments Ltd.	Wilmington		Financial Enterprise	100.0
535	HAC Investments Portugal - Servicos de Consultadoria e Gestao Lda	Lisbon		Financial Enterprise	100.0
536	Hakkeijima Godo Kaisha	Tokyo		Financial Enterprise	95.0
537	Herengracht Financial Services B.V.	Amsterdam		Other Enterprise	100.0
538	HTB Spezial GmbH & Co. KG	Cologne		Industrial Holding	100.0
539	Hypotheken-Verwaltungs-Gesellschaft mbH	Frankfurt		Other Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
540	IKARIA Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		Financial Enterprise	100.0
541	International Operator Limited (in members' voluntary liquidation)	London		Provider of Supporting Services	100.0
542	IOS Finance EFC, S.A.	Barcelona		Financial Enterprise	100.0
543	ISTRON Beteiligungs- und Verwaltungs-GmbH	Cologne		Financial Enterprise	100.0
544	IVAF I Manager, S.à r.l.	Luxembourg		Financial Enterprise	100.0
545	IVAF II Manager, S.à r.l.	Luxembourg		Financial Enterprise	100.0
546	JADE Residential Property AG	Eschborn		Financial Enterprise	100.0
547	JR Nominees (Proprietary) Limited	Johannesburg		Other Enterprise	100.0
548	Jyogashima Godo Kaisha	Tokyo		Financial Enterprise	100.0
549	KEBA Gesellschaft für interne Services mbH	Frankfurt		Provider of Supporting Services	100.0
550	KHP Knüppe, Huntebrinker & Co. GmbH	Osnabrueck		Securities Trading Firm	100.0
551	Kidson Pte Ltd	Singapore		Financial Enterprise	100.0
552	Kingfisher Nominees Limited	Auckland		Provider of Supporting Services	100.0
553	Konsul Inkasso GmbH	Essen		Provider of Supporting Services	100.0
554	Kradavimd UK Lease Holdings Limited	London		Financial Enterprise	100.0
555	Kunshan RREEF Equity Investment Fund Management Co. Ltd.	Kunshan		Financial Enterprise	100.0
556	LA Water Holdings Limited	George Town		Financial Enterprise	75.0
557	Lammermuir Leasing Limited	London		Financial Enterprise	100.0
558	LAWL Pte. Ltd.	Singapore		Financial Enterprise	100.0
559	Leasing Verwaltungsgesellschaft Waltersdorf mbH	Schoenefeld		Financial Services Institution	100.0
560	Legacy Reinsurance, LLC	Burlington		Reinsurance Company	100.0
561	Leonardo III Initial GP Limited	London		Financial Enterprise	100.0
562	Long-Tail Risk Insurers, Ltd.	Hamilton		Insurance Companies	100.0
563	LWC Nominees Limited	Auckland		Provider of Supporting Services	100.0
564	MAC Investments Ltd.	George Town		Financial Enterprise	100.0
565	Maher 1210 Corbin LLC	Wilmington		Other Enterprise	100.0
566	Maher Chassis Management LLC	Wilmington		Other Enterprise	100.0
567	Maher Terminals Holding Corp.	Toronto		Other Enterprise	100.0
568	Maher Terminals Holdings (Toronto) Limited	Vancouver		Financial Enterprise	100.0
569	Maher Terminals LLC	Wilmington		Other Enterprise	100.0
570	Maher Terminals Logistics Systems LLC	Wilmington		Other Enterprise	100.0
571	Maher Terminals USA, LLC	Wilmington		Financial Enterprise	100.0
572	Maritime Indemnity Insurance Co. Ltd.	Hamilton		Insurance Companies	100.0
573	Maxblue Americas Holdings, S.A.	Madrid		Financial Enterprise	100.0
574	Mayfair Center, Inc.	Wilmington		Provider of Supporting Services	100.0
575	MEF I Manager, S.à r.l.	Luxembourg		Financial Enterprise	100.0
576	MEFIS Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	62.0
577	MHL Reinsurance Ltd.	Burlington		Insurance Companies	100.0
578	MIT Holdings, Inc.	Baltimore		Financial Enterprise	100.0
579	"modernes Frankfurt" private Gesellschaft für Stadtentwicklung mbH i.L.	Frankfurt		Other Enterprise	100.0
580	Morgan Nominees Limited (in members' voluntary liquidation)	London		Other Enterprise	100.0
581	Mortgage Trading (UK) Limited	London		Financial Enterprise	100.0
582	MortgageIT Securities Corp.	Wilmington		Provider of Supporting Services	100.0
583	MortgageIT, Inc.	New York		Credit Institution	100.0
584	MXB U.S.A., Inc.	Wilmington		Other Enterprise	100.0
585	Navegator - SGFTC, S.A.	Lisbon		Provider of Supporting Services	100.0
586	NCKR, LLC	Wilmington		Provider of Supporting Services	100.0
587	NEPTUNO Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung	Cologne		Financial Enterprise	100.0
588	Nevada Mezz 1 LLC	Wilmington		Financial Enterprise	100.0
589	Nevada Parent 1 LLC	Wilmington		Financial Enterprise	100.0
590	Nordwestdeutscher Wohnungsbauträger Gesellschaft mit beschränkter Haftung	Frankfurt		Financial Enterprise	100.0
591	norisbank GmbH	Bonn		Deposit-taking Credit Institution	100.0
592	North American Income Fund PLC	Dublin		Financial Enterprise	67.3
593	Novelties Distribution LLC	Wilmington		Other Enterprise	100.0
594	OAM Köln GmbH	Cologne		Financial Enterprise	100.0
595	OOO "Deutsche Bank TechCentre"	Moscow		Provider of Supporting Services	100.0
596	OOO "Deutsche Bank"	Moscow		Deposit-taking Credit Institution	100.0
597	Opal Funds (Ireland) Public Limited Company	Dublin		Provider of Supporting Services	100.0
598	OPB Verwaltungs- und Beteiligungs-GmbH	Cologne		Financial Enterprise	100.0
599	OPB Verwaltungs- und Treuhand GmbH	Cologne		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
600	OPB-Holding GmbH	Cologne		Financial Enterprise	100.0
601	OPB-Nona GmbH	Frankfurt		Financial Enterprise	100.0
602	OPB-Oktava GmbH	Cologne		Financial Enterprise	100.0
603	OPB-Quarta GmbH	Cologne		Financial Enterprise	100.0
604	OPB-Quinta GmbH	Cologne		Financial Enterprise	100.0
605	OPB-Septima GmbH	Cologne		Financial Enterprise	100.0
606	Oppenheim Asset Management Services S.à r.l.	Luxembourg		Fund Management Company	100.0
607	OPPENHEIM Capital Advisory GmbH	Cologne		Financial Enterprise	100.0
608	Oppenheim Eunomia GmbH	Cologne		Financial Enterprise	100.0
609	OPPENHEIM Flottenfonds V GmbH & Co. KG	Cologne		Financial Enterprise	83.3
610	Oppenheim Fonds Trust GmbH	Cologne		Provider of Supporting Services	100.0
611	OPPENHEIM PRIVATE EQUITY Manager GmbH	Cologne		Financial Enterprise	100.0
612	OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH	Cologne		Financial Enterprise	100.0
613	OPS Nominees Pty Limited	Sydney		Other Enterprise	100.0
614	OVT Trust 1 GmbH	Cologne		Other Enterprise	100.0
615	OVV Beteiligungs GmbH	Cologne		Financial Enterprise	100.0
616	PADUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
617	Pan Australian Nominees Pty Ltd	Sydney		Other Enterprise	100.0
618	PB Factoring GmbH	Bonn		Financial Services Institution	100.0
619	PB Firmenkunden AG	Bonn		Provider of Supporting Services	100.0
620	PB International S.A.	Schuttrange		Financial Enterprise	100.0
621	PB Sechste Beteiligungen GmbH	Bonn		Other Enterprise	100.0
622	PB Spezial-Investmentaktiengesellschaft mit Teilgesellschaftsvermögen	Bonn		Provider of Supporting Services	98.5
623	PBC Banking Services GmbH	Frankfurt		Financial Enterprise	100.0
624	PBC Services GmbH der Deutschen Bank	Frankfurt		Provider of Supporting Services	100.0
625	PED Private Equity Deutschland GmbH & Co. geschl. Inv. KG	Cologne		Financial Enterprise	100.0
626	Pelleport Investors, Inc.	New York		Provider of Supporting Services	100.0
627	Pembol Nominees Limited (in members' voluntary liquidation)	London		Other Enterprise	100.0
628	PHARMA/wHEALTH Management Company S.A.	Luxembourg		Fund Management Company	99.9
629	Phoebus Investments LP	Wilmington		Credit Institution	100.0
630	Plantation Bay, Inc.	St. Thomas		Other Enterprise	100.0
631	Pollus L.P.	St. Helier		Provider of Supporting Services	100.0
632	Polydeuce LLC	Wilmington		Financial Enterprise	100.0
633	Postbank Akademie und Service GmbH	Hameln		Other Enterprise	100.0
634	Postbank Beteiligungen GmbH	Bonn		Financial Enterprise	100.0
635	Postbank Direkt GmbH	Bonn		Financial Enterprise	100.0
636	Postbank Filial GmbH	Bonn		Provider of Supporting Services	100.0
637	Postbank Filialvertrieb AG	Bonn		Financial Enterprise	100.0
638	Postbank Finanzberatung AG	Hameln		Other Enterprise	100.0
639	Postbank Immobilien GmbH	Hameln		Other Enterprise	100.0
640	Postbank Immobilien und Baumanagement GmbH	Bonn		Financial Enterprise	100.0
641	Postbank Immobilien und Baumanagement GmbH & Co. Objekt Leipzig KG	Bonn		Provider of Supporting Services	90.0
642	Postbank Leasing GmbH	Bonn		Financial Services Institution	100.0
643	Postbank P.O.S. Transact GmbH	Eschborn		Provider of Supporting Services	100.0
644	Postbank Service GmbH	Essen		Provider of Supporting Services	100.0
645	Postbank Systems AG	Bonn		Provider of Supporting Services	100.0
646	Postbank Versicherungsvermittlung GmbH	Bonn		Other Enterprise	100.0
647	Primelux Insurance S.A.	Luxembourg		Insurance Companies	100.0
648	Private Equity Asia Select Company III S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
649	Private Equity Global Select Company IV S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
650	Private Equity Global Select Company V S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
651	Private Equity Select Company S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
652	Private Financing Initiatives, S.L.	Barcelona		Financial Enterprise	51.0
653	PS plus Portfolio Software + Consulting GmbH	Roedermark		Other Enterprise	80.2
654	PT. Deutsche Securities Indonesia	Jakarta		Securities Trading Bank	99.0
655	PT. Deutsche Verdhana Indonesia	Jakarta	2	Securities Trading Firm	40.0
656	Public joint-stock company "Deutsche Bank DBU"	Kiev		Deposit-taking Credit Institution	100.0
657	Pyramid Ventures, Inc.	Wilmington		Financial Enterprise	100.0
658	R.B.M. Nominees Pty Ltd	Sydney		Other Enterprise	100.0
659	RDIF SLP Feeder, L.P.	Edinburgh		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
660	Regula Limited	Road Town		Other Enterprise	100.0
661	REIB Europe Investments Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
662	REIB International Holdings Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
663	Rimvalley Limited (in liquidation)	Dublin		Financial Enterprise	100.0
664	RMS Investments (Cayman)	George Town		Financial Enterprise	100.0
665	RoCalwest, Inc.	Wilmington		Financial Enterprise	100.0
666	RoPro U.S. Holding, Inc.	Wilmington		Financial Enterprise	100.0
667	Route 28 Receivables, LLC	Wilmington		Financial Enterprise	100.0
668	Royster Fund Management S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
669	RREEF America L.L.C.	Wilmington		Financial Enterprise	100.0
670	RREEF China REIT Management Limited	Hong Kong		Other Enterprise	100.0
671	RREEF European Value Added I (G.P.) Limited	London		Financial Enterprise	100.0
672	RREEF India Advisors Private Limited	Mumbai		Other Enterprise	100.0
673	RREEF Investment GmbH	Frankfurt		Fund Management Company	99.9
674	RREEF Management GmbH	Frankfurt		Financial Enterprise	100.0
675	RREEF Management L.L.C.	Wilmington		Other Enterprise	100.0
676	RREEF Shanghai Investment Consultancy Company	Shanghai		Other Enterprise	100.0
677	RREEF Spezial Invest GmbH	Frankfurt		Fund Management Company	100.0
678	RTS Nominees Pty Limited	Sydney		Provider of Supporting Services	100.0
679	SAB Real Estate Verwaltungs GmbH	Hameln		Financial Enterprise	100.0
680	Sagamore Limited	London		Financial Enterprise	100.0
681	SAGITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
682	Sajima Godo Kaisha	Tokyo	2	Financial Enterprise	0.0
683	Sal. Oppenheim Alternative Investments GmbH	Cologne		Financial Enterprise	100.0
684	Sal. Oppenheim Global Invest GmbH	Cologne		Provider of Supporting Services	100.0
685	Sal. Oppenheim jr. & Cie. AG & Co. Kommanditgesellschaft auf Aktien	Cologne		Deposit-taking Credit Institution	100.0
686	Sal. Oppenheim jr. & Cie. Beteiligungs GmbH	Cologne		Financial Enterprise	100.0
687	Sal. Oppenheim jr. & Cie. Komplementär AG	Cologne		Financial Enterprise	100.0
688	Sal. Oppenheim jr. & Cie. Luxembourg S.A.	Luxembourg		Deposit-taking Credit Institution	100.0
689	Sal. Oppenheim Private Equity Partners S.A., en liquidation volontaire	Luxembourg		Financial Enterprise	100.0
690	SALOMON OPPENHEIM GmbH i.L.	Cologne		Financial Enterprise	100.0
691	SAPIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
692	Service Company Four Limited	Hong Kong		Other Enterprise	100.0
693	Service Company Three Limited	Hong Kong		Other Enterprise	100.0
694	Sharps SP I LLC	Wilmington		Financial Enterprise	100.0
695	Sherwood Properties Corp.	Wilmington		Credit Institution	100.0
696	Shopready Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
697	Silver Leaf 1 LLC	Wilmington		Financial Enterprise	100.0
698	Structured Finance Americas, LLC	Wilmington		Securities Trading Firm	100.0
699	Sunbelt Rentals Exchange Inc.	Wilmington		Other Enterprise	100.0
700	Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung	Frankfurt		Financial Enterprise	100.0
701	TAF 2 Y.K.	Tokyo		Financial Enterprise	100.0
702	Tapeorder Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
703	Telefon-Servicegesellschaft der Deutschen Bank mbH	Frankfurt		Provider of Supporting Services	100.0
704	TELO Beteiligungsgesellschaft mbH	Schoenefeld		Financial Enterprise	100.0
705	Tempurrite Leasing Limited	London		Financial Enterprise	100.0
706	Thai Asset Enforcement and Recovery Asset Management Company Limited	Bangkok		Financial Enterprise	100.0
707	TOKOS GmbH	Luetzen-Gostau		Financial Enterprise	100.0
708	Treuinvest Service GmbH	Frankfurt		Other Enterprise	100.0
709	Trevona Limited	Road Town		Other Enterprise	100.0
710	Triplereason Limited	London		Financial Enterprise	100.0
711	Urbistar Settlement Services, LLC	Harrisburg		Provider of Supporting Services	100.0
712	VCG Venture Capital Fonds III Verwaltungs GmbH	Munich		Financial Enterprise	100.0
713	VCG Venture Capital Gesellschaft mbH	Munich		Financial Enterprise	100.0
714	VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG i.L.	Munich	2	Financial Enterprise	37.0
715	VCG Venture Capital Gesellschaft mbH & Co. Fonds III Management KG	Munich	2	Other Enterprise	26.7
716	VCM MIP III GmbH & Co. KG	Cologne		Financial Enterprise	61.0
717	VCM MIP IV GmbH & Co. KG	Cologne		Financial Enterprise	61.0
718	VCM Treuhand Beteiligungsverwaltung GmbH	Cologne		Financial Enterprise	100.0
719	VCP Treuhand Beteiligungsgesellschaft mbH	Cologne		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
720	VCP Verwaltungsgesellschaft mbH	Cologne		Financial Enterprise	100.0
721	Vertriebsgesellschaft mbH der Deutschen Bank Privat- und Geschäftskunden	Berlin		Provider of Supporting Services	100.0
722	Vesta Real Estate S.r.l.	Milan		Provider of Supporting Services	100.0
723	VI Resort Holdings, Inc.	New York	2	Other Enterprise	0.0
724	VÖB-ZVD Processing GmbH	Frankfurt		Payment Institution	100.0
725	Wealthspur Investment Company Limited	Labuan		Financial Enterprise	100.0
726	WEPLA Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
727	Whale Holdings S.à r.l.	Luxembourg		Financial Enterprise	100.0
728	5000 Yonge Street Toronto Inc.	Toronto		Financial Enterprise	100.0
729	Zürich - Swiss Value AG in Liquidation	Zurich		Financial Enterprise	50.1

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
730	Aberdeen Capital Trust	London		Other Enterprise	100.0
731	Affordable Housing I LLC	Wilmington		Financial Enterprise	100.0
732	Aggregator Solutions Public Limited Company - Opportunities Fund 2012	Dublin		Financial Enterprise	
733	Allsar Inc.	Wilmington		Financial Enterprise	100.0
734	Almutkirk Limited	Dublin		Financial Enterprise	
735	Amber Investment S.à r.l.	Luxembourg		Financial Enterprise	100.0
736	Andramad Limited	Dublin		Financial Enterprise	
737	Apex Fleet Inc.	Wilmington		Other Enterprise	100.0
738	Aqueduct Capital S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
739	Argentina Capital Protected Investments Limited	George Town	3	Other Enterprise	
740	Asia 1 Tokutei Mokuteki Kaisha	Tokyo		Other Enterprise	
741	Asian Hybrid Investments LLP	Singapore	2	Provider of Supporting Services	0.0
742	Aspen Funding Corp.	Wilmington		Financial Enterprise	
743	Asset Repackaging Trust Five B.V.	Amsterdam	3	Financial Enterprise	
744	Asset Repackaging Trust Six B.V.	Amsterdam	3	Financial Enterprise	
745	Atena SPV S.r.l	Conegliano		Financial Enterprise	
746	Atlas Investment Company 1 S.à r.l.	Luxembourg		Financial Enterprise	
747	Atlas Investment Company 2 S.à r.l.	Luxembourg		Financial Enterprise	
748	Atlas Investment Company 3 S.à r.l.	Luxembourg		Financial Enterprise	
749	Atlas Investment Company 4 S.à r.l.	Luxembourg		Financial Enterprise	
750	Atlas Portfolio Select SPC	George Town		Financial Enterprise	0.0
751	Atlas SICAV - FIS	Luxembourg	3	Other Enterprise	
752	Avizandum Limited	Dublin		Financial Enterprise	
753	Axia Insurance, Ltd.	Hamilton	3	Reinsurance Company	
754	Axiom Shelter Island LLC	San Diego		Provider of Supporting Services	100.0
755	Azurix AGOSBA S.R.L.	Buenos Aires		Financial Enterprise	100.0
756	Azurix Argentina Holding, Inc.	Wilmington		Financial Enterprise	100.0
757	Azurix Buenos Aires S.A. (en liquidacion)	Buenos Aires		Provider of Supporting Services	100.0
758	Azurix Cono Sur, Inc.	Wilmington		Financial Enterprise	100.0
759	Azurix Corp.	Wilmington		Financial Enterprise	100.0
760	Azurix Latin America, Inc.	Wilmington		Financial Enterprise	100.0
761	BAL Servicing Corporation	Wilmington		Other Enterprise	100.0
762	Baltics Credit Solutions Latvia SIA	Riga		Financial Enterprise	
763	Bleeker Investments Limited	Wilmington		Financial Enterprise	100.0
764	Block 1949, LLC	Wilmington	2	Provider of Supporting Services	0.0
765	BNP Paribas Flexi III - Fortis Bond Taiwan	Luxembourg		Other Enterprise	
766	Bridge No.1 Pty Limited	Sydney		Other Enterprise	
767	Broome Investments Limited	Wilmington		Financial Enterprise	100.0
768	Büro Center Berlin-West Limited & Co. KG	Frankfurt		Other Enterprise	
769	Bürohaus Blasewitzer Straße Gewerbeimmobilien Limited & Co. KG	Frankfurt		Other Enterprise	
770	Bürohaus Hauptstraße Gewerbeimmobilien Limited & Co. KG	Frankfurt		Other Enterprise	
771	Bürohaus Kronberg Gewerbeimmobilien Limited & Co. KG	Frankfurt		Other Enterprise	
772	Büropark Heimstetten Vermögensverwaltungs Limited & Co. KG	Frankfurt		Other Enterprise	
773	CA Berlin Funding Company Ltd.	George Town		Financial Enterprise	
774	Capital Access Program Trust	Wilmington		Financial Enterprise	
775	Capital Solutions Exchange Inc.	Wilmington		Other Enterprise	100.0
776	Castlebay Asia Flexible Fund SICAV-FIS - Taiwan Bond Fund	Luxembourg		Other Enterprise	
777	Cathay Capital (Labuan) Company Limited	Labuan		Other Enterprise	
778	Cathay Capital Company Limited	Port Louis		Financial Enterprise	9.5
779	Cathay Strategic Investment Company Limited	Hong Kong		Financial Enterprise	
780	Cathay Strategic Investment Company No. 2 Limited	George Town		Financial Enterprise	
781	Cayman Reference Fund Holdings Limited	George Town		Provider of Supporting Services	
782	Cedar Investment Co.	Wilmington		Financial Enterprise	100.0
783	Cepangie Limited	Dublin		Financial Enterprise	
784	Charitable Luxembourg Four S.à r.l.	Luxembourg		Financial Enterprise	
785	Charitable Luxembourg Three S.à r.l.	Luxembourg		Financial Enterprise	
786	Charitable Luxembourg Two S.à r.l.	Luxembourg		Financial Enterprise	
787	Charlton (Delaware), Inc.	Wilmington		Financial Enterprise	100.0
788	China Recovery Fund LLC	Wilmington		Financial Enterprise	85.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
789	CITAN Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
790	CLASS Limited	St. Helier	3	Other Enterprise	
791	Concept Fund Solutions Public Limited Company	Dublin	3	Other Enterprise	1.9
792	Coriolanus Limited	Dublin	3	Financial Enterprise	
793	COUNTS Trust Series 2007 - 3	Newark	3	Provider of Supporting Services	
794	Crofton Invest, S.L.	Madrid		Other Enterprise	
795	Crystal CLO, Ltd.	George Town		Financial Enterprise	
796	Danube Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
797	Dariconic Limited	Dublin		Financial Enterprise	
798	Dawn-BV II LLC	Wilmington		Provider of Supporting Services	100.0
799	Dawn-BV LLC	Wilmington		Provider of Supporting Services	100.0
800	Dawn-BV-Helios LLC	Wilmington		Provider of Supporting Services	100.0
801	Dawn-G II LLC	Wilmington		Provider of Supporting Services	100.0
802	Dawn-G LLC	Wilmington		Provider of Supporting Services	100.0
803	Dawn-G-Helios LLC	Wilmington		Provider of Supporting Services	100.0
804	DB (Barbados) SRL	Christ Church		Provider of Supporting Services	100.0
805	DB Aircraft Leasing Master Trust	Wilmington	2	Financial Enterprise	0.0
806	DB Alternative Strategies Limited	George Town		Securities Trading Firm	100.0
807	DB Apex (Luxembourg) S.à r.l.	Luxembourg		Financial Enterprise	100.0
808	DB Apex Finance Limited	St. Julians		Financial Enterprise	90.0
809	DB Apex Management Capital S.C.S.	Luxembourg		Credit Institution	100.0
810	DB Apex Management Income S.C.S.	Luxembourg		Credit Institution	100.0
811	DB Apex Management Limited	George Town		Financial Enterprise	100.0
812	DB Asia Pacific Holdings Limited	George Town		Financial Enterprise	100.0
813	DB Aster II, LLC	Wilmington		Provider of Supporting Services	100.0
814	DB Aster III, LLC	Wilmington		Provider of Supporting Services	100.0
815	DB Aster, Inc.	Wilmington		Financial Enterprise	100.0
816	DB Aster, LLC	Wilmington		Provider of Supporting Services	100.0
817	DB Capital Investments S.à r.l.	Luxembourg		Financial Enterprise	100.0
818	DB Chambers Limited	George Town		Provider of Supporting Services	100.0
819	DB Clyde, LLC	Wilmington		Provider of Supporting Services	100.0
820	DB Covered Bond S.r.l.	Conegliano		Financial Enterprise	90.0
821	DB Credit Investments S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
822	DB Dawn, Inc.	Wilmington		Financial Enterprise	100.0
823	DB Elara LLC	Wilmington		Financial Enterprise	100.0
824	DB ESC Corporation	Wilmington		Provider of Supporting Services	100.0
825	db ETC Index plc	St. Helier	3	Provider of Supporting Services	
826	db ETC plc	St. Helier	3	Provider of Supporting Services	
827	DB Finance International GmbH	Eschborn		Financial Enterprise	100.0
828	DB Ganymede 2006 L.P.	George Town		Credit Institution	100.0
829	DB Global Markets Multi-Strategy Fund I Ltd.	George Town		Financial Enterprise	100.0
830	DB Global Masters Multi-Strategy Trust	George Town		Financial Enterprise	100.0
831	DB Global Masters Trust	George Town	3	Securities Trading Firm	
832	DB Green Holdings Corp.	Wilmington		Financial Enterprise	100.0
833	DB Green, Inc.	New York		Financial Enterprise	100.0
834	DB Hawks Nest, Inc.	Wilmington		Credit Institution	100.0
835	DB Hypernova LLC	Wilmington		Credit Institution	100.0
836	DB Immobilienfonds 1 Wieland KG	Frankfurt		Other Enterprise	
837	DB Immobilienfonds 2 GmbH & Co. KG	Frankfurt		Other Enterprise	74.0
838	DB Immobilienfonds 4 GmbH & Co. KG	Frankfurt		Other Enterprise	0.2
839	DB Immobilienfonds 5 Wieland KG	Frankfurt		Other Enterprise	
840	DB Impact Investment (GP) Limited	London		Financial Enterprise	100.0
841	DB Infrastructure Holdings (UK) No.1 Limited	London		Financial Enterprise	100.0
842	DB Infrastructure Holdings (UK) No.2 Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
843	DB Investment Resources (US) Corporation	Wilmington		Financial Enterprise	100.0
844	DB Investment Resources Holdings Corp.	Wilmington		Financial Enterprise	100.0
845	DB Io LP	Wilmington		Financial Enterprise	100.0
846	DB Jasmine Holdings Limited (in members' voluntary liquidation)	London		Provider of Supporting Services	100.0
847	DB Lexington Investments Inc.	Wilmington		Credit Institution	100.0
848	DB Like-Kind Exchange Services Corp.	Wilmington		Other Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
849	DB Litigation Fee LLC	Wilmington		Financial Enterprise	100.0
850	DB Master Fundo de Investimento em Direitos Creditórios Não-Padronizados de Precatórios Federais	Rio de Janeiro		Financial Enterprise	29.5
851	DB Perry Investments Limited	Wilmington		Financial Enterprise	100.0
852	DB Platinum	Luxembourg	3	Other Enterprise	2.4
853	DB Platinum II	Luxembourg	3	Other Enterprise	3.5
854	DB Platinum IV	Luxembourg	3	Other Enterprise	3.0
855	DB Portfolio Euro Liquidity	Luxembourg		Financial Enterprise	
856	DB Prevision 12, FP	Barcelona		Financial Enterprise	
857	DB PWM II - LiquidAlts UCITS (Euro)	Luxembourg		Other Enterprise	79.4
858	DB RC Holdings, LLC	Wilmington		Financial Enterprise	100.0
859	DB Real Estate Canadainvest 1 Inc.	Toronto		Financial Enterprise	100.0
860	DB Rivington Investments Limited (in voluntary liquidation)	George Town		Provider of Supporting Services	100.0
861	DB Safe Harbour Investment Projects Limited	London		Financial Enterprise	100.0
862	DB STG Lux 4 S.à r.l.	Luxembourg		Other Enterprise	100.0
863	DB STG Lux 5 S.à r.l.	Luxembourg		Other Enterprise	100.0
864	DB STG Lux 6 S.à r.l.	Luxembourg		Other Enterprise	100.0
865	DB STG Lux 7 S.à r.l.	Luxembourg		Other Enterprise	100.0
866	DB STG Lux 8 S.à r.l.	Luxembourg		Other Enterprise	100.0
867	DB STG Lux 9 S.à r.l.	Luxembourg		Other Enterprise	100.0
868	DB Sylvester Funding Limited	George Town		Credit Institution	100.0
869	DB Warren Investments Limited (in voluntary liquidation)	George Town		Provider of Supporting Services	100.0
870	db x-trackers	Luxembourg	3	Other Enterprise	2.3
871	db x-trackers (Proprietary) Limited	Johannesburg		Securities Trading Firm	100.0
872	db x-trackers II	Luxembourg	3	Other Enterprise	2.9
873	dbInvestor Solutions Public Limited Company	Dublin	3	Financial Enterprise	
874	DBRMS4	George Town		Financial Enterprise	100.0
875	DBX ETF Trust	Wilmington	3	Other Enterprise	
876	De Heng Asset Management Company Limited	Beijing		Financial Enterprise	
877	DeAM Capital Protect 2014	Frankfurt		Other Enterprise	
878	DeAM Capital Protect 2019	Frankfurt		Other Enterprise	
879	DeAM Capital Protect 2024	Frankfurt		Other Enterprise	
880	DeAM Capital Protect 2029	Frankfurt		Other Enterprise	
881	DeAM Capital Protect 2034	Frankfurt		Other Enterprise	
882	DeAM Capital Protect 2039	Frankfurt		Other Enterprise	
883	DeAM Capital Protect 2044	Frankfurt		Other Enterprise	
884	DeAM Capital Protect 2049	Frankfurt		Other Enterprise	
885	Deco 17 - Pan Europe 7 Limited	Dublin		Financial Enterprise	
886	Deer River, L.P.	Wilmington		Financial Enterprise	100.0
887	Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-3	Wilmington		Financial Enterprise	
888	Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-OA5	Wilmington		Financial Enterprise	
889	Deutsche Bank Capital Finance LLC I	Wilmington		Credit Institution	100.0
890	Deutsche Bank Capital Finance Trust I	Wilmington	2	Financial Enterprise	0.0
891	Deutsche Bank Capital Funding LLC I	Wilmington		Credit Institution	100.0
892	Deutsche Bank Capital Funding LLC IX	Wilmington		Credit Institution	100.0
893	Deutsche Bank Capital Funding LLC V	Wilmington		Credit Institution	100.0
894	Deutsche Bank Capital Funding LLC VI	Wilmington		Credit Institution	100.0
895	Deutsche Bank Capital Funding LLC VII	Wilmington		Credit Institution	100.0
896	Deutsche Bank Capital Funding LLC VIII	Wilmington		Credit Institution	100.0
897	Deutsche Bank Capital Funding LLC XI	Wilmington		Credit Institution	100.0
898	Deutsche Bank Capital Funding Trust I	Newark	2	Financial Enterprise	0.0
899	Deutsche Bank Capital Funding Trust IX	Wilmington	2	Financial Enterprise	0.0
900	Deutsche Bank Capital Funding Trust V	Wilmington	2	Financial Enterprise	0.0
901	Deutsche Bank Capital Funding Trust VI	Wilmington	2	Financial Enterprise	0.0
902	Deutsche Bank Capital Funding Trust VII	Wilmington	2	Financial Enterprise	0.0
903	Deutsche Bank Capital Funding Trust VIII	Wilmington	2	Financial Enterprise	0.0
904	Deutsche Bank Capital Funding Trust XI	Wilmington	2	Financial Enterprise	0.0
905	Deutsche Bank Capital LLC I	Wilmington		Credit Institution	100.0
906	Deutsche Bank Capital LLC II	Wilmington		Credit Institution	100.0
907	Deutsche Bank Capital LLC IV	Wilmington		Credit Institution	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
908	Deutsche Bank Capital LLC V	Wilmington		Credit Institution	100.0
909	Deutsche Bank Capital Trust I	Newark	2	Financial Enterprise	0.0
910	Deutsche Bank Capital Trust II	Newark	2	Financial Enterprise	0.0
911	Deutsche Bank Capital Trust IV	Newark	2	Financial Enterprise	0.0
912	Deutsche Bank Capital Trust V	Newark	2	Financial Enterprise	0.0
913	Deutsche Bank Contingent Capital LLC II	Wilmington		Credit Institution	100.0
914	Deutsche Bank Contingent Capital LLC III	Wilmington		Credit Institution	100.0
915	Deutsche Bank Contingent Capital LLC IV	Wilmington		Credit Institution	100.0
916	Deutsche Bank Contingent Capital LLC V	Wilmington		Credit Institution	100.0
917	Deutsche Bank Contingent Capital Trust II	Wilmington	2	Financial Enterprise	0.0
918	Deutsche Bank Contingent Capital Trust III	Wilmington	2	Financial Enterprise	0.0
919	Deutsche Bank Contingent Capital Trust IV	Wilmington	2	Financial Enterprise	0.0
920	Deutsche Bank Contingent Capital Trust V	Wilmington	2	Financial Enterprise	0.0
921	Deutsche Bank LIFERs Trust	Wilmington	3	Provider of Supporting Services	
922	Deutsche Bank Luxembourg S.A. - Fiduciary Deposits	Luxembourg	3	Other Enterprise	
923	Deutsche Bank Luxembourg S.A. - Fiduciary Note Programme	Luxembourg	3	Other Enterprise	
924	Deutsche Bank SPEARs/LIFERs Trust	Wilmington	3	Provider of Supporting Services	
925	Deutsche Bank SPEARs/LIFERs Trust (DB Series 100)	Wilmington	4	Provider of Supporting Services	
926	Deutsche Colombia S.A.	Bogotá		Securities Trading Firm	100.0
927	Deutsche GUO Mao Investments (Netherlands) B.V.	Amsterdam		Financial Enterprise	100.0
928	Deutsche Leasing New York Corp.	New York		Financial Enterprise	100.0
929	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS4	New York		Financial Enterprise	
930	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS5	New York		Financial Enterprise	
931	Deutsche Postbank Funding LLC I	Wilmington		Credit Institution	100.0
932	Deutsche Postbank Funding LLC II	Wilmington		Credit Institution	100.0
933	Deutsche Postbank Funding LLC III	Wilmington		Credit Institution	100.0
934	Deutsche Postbank Funding LLC IV	Wilmington		Credit Institution	100.0
935	Deutsche Postbank Funding Trust I	Wilmington	2	Financial Enterprise	0.0
936	Deutsche Postbank Funding Trust II	Wilmington	2	Financial Enterprise	0.0
937	Deutsche Postbank Funding Trust III	Wilmington	2	Financial Enterprise	0.0
938	Deutsche Postbank Funding Trust IV	Wilmington	2	Financial Enterprise	0.0
939	Deutsche Services Polska Sp. z o.o.	Warsaw		Provider of Supporting Services	100.0
940	Deutsche Strategic Equity Long/Short Fund	Boston		Other Enterprise	68.8
941	DJ Williston Swaps LLC	Wilmington		Provider of Supporting Services	100.0
942	Dusk II, LLC	Wilmington		Provider of Supporting Services	100.0
943	Dusk LLC	Wilmington		Provider of Supporting Services	100.0
944	DWS (CH) - Pension Garant 2014	Zurich		Other Enterprise	
945	DWS (CH) - Pension Garant 2017	Zurich		Other Enterprise	
946	DWS China A-Fund	Luxembourg	3	Other Enterprise	100.0
947	DWS Dividende Garant 2016	Luxembourg		Financial Enterprise	
948	DWS Garant 80 FPI	Luxembourg		Financial Enterprise	
949	DWS Garant Top Dividende 2018	Luxembourg		Other Enterprise	
950	DWS Global Protect 80 II	Luxembourg		Financial Enterprise	
951	DWS Institutional Money plus	Luxembourg		Other Enterprise	
952	DWS Institutional Rendite 2017	Luxembourg		Other Enterprise	
953	DWS Institutional USD Money plus	Luxembourg		Other Enterprise	
954	DWS Mauritius Company	Port Louis		Other Enterprise	100.0
955	DWS Megatrend Performance 2016	Luxembourg		Financial Enterprise	
956	DWS Performance Rainbow 2015	Luxembourg		Financial Enterprise	
957	DWS Rendite Garant 2015	Luxembourg		Financial Enterprise	
958	DWS Rendite Garant 2015 II	Luxembourg		Financial Enterprise	
959	DWS SachwertStrategie Protekt Plus	Luxembourg		Financial Enterprise	
960	DWS Zeitwert Protect	Luxembourg		Financial Enterprise	
961	Earls Eight Limited	George Town	3	Other Enterprise	
962	Earls Four Limited	George Town	3	Other Enterprise	
963	EARLS Trading Limited	George Town		Financial Enterprise	
964	1221 East Denny Owner, LLC	Wilmington		Other Enterprise	
965	ECT Holdings Corp.	Wilmington		Credit Institution	100.0
966	Einkaufszentrum "HVD Dresden" S.à.r.l & Co. KG	Cologne		Other Enterprise	
967	Eirles Three Limited	Dublin	3	Financial Enterprise	

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
968	Eirles Two Limited	Dublin	3	Financial Enterprise	
969	Elmo Funding GmbH	Eschborn		Financial Enterprise	100.0
970	Elmo Leasing Vierzehnte GmbH	Eschborn		Provider of Supporting Services	100.0
971	Emerald Asset Repackaging Limited	Dublin		Provider of Supporting Services	100.0
972	Emerging Markets Capital Protected Investments Limited	George Town	3	Other Enterprise	
973	Emeris	George Town		Securities Trading Firm	
974	Enterprise Fleet Management Exchange, Inc.	Wilmington		Other Enterprise	100.0
975	Equinox Credit Funding Public Limited Company	Dublin	3	Financial Enterprise	
976	Erste Frankfurter Hoist GmbH	Eschborn		Financial Enterprise	100.0
977	Escoyla Limited	Dublin		Financial Enterprise	
978	Eurohome (Italy) Mortgages S.r.l.	Conegliano		Financial Enterprise	
979	Fandaro Limited	Dublin		Financial Enterprise	
980	Feale Sp. z o.o.	Wolica		Other Enterprise	
981	Finaqua Limited	London		Financial Enterprise	
982	Finsbury Circle Limited	Dublin		Other Enterprise	
983	Fondo Privado de Titulización PYMES I Limited	Dublin		Financial Enterprise	
984	Fortis Flexi IV - Bond Medium Term RMB	Luxembourg		Financial Services Institution	100.0
985	FRANKFURT CONSULT GmbH	Frankfurt		Financial Enterprise	100.0
986	Fundo de Investimento em Direitos Creditórios Global Markets	Rio de Janeiro		Financial Enterprise	100.0
987	Fundo de Investimento em Direitos Creditórios Nao-Padronizados - Precatório Federal 4870-1	Rio de Janeiro		Financial Enterprise	100.0
988	Fundo de Investimento em Direitos Creditórios Nao-Padronizados - Precatórios Federais DB I	Rio de Janeiro		Financial Enterprise	100.0
989	Fundo de Investimento em Quotas de Fundos de Investimento em Direitos Creditórios Nao-Padronizados Global Markets	Rio de Janeiro		Financial Enterprise	100.0
990	GAC-HEL II, Inc.	Wilmington		Provider of Supporting Services	100.0
991	GAC-HEL, Inc.	Wilmington		Provider of Supporting Services	100.0
992	Gemini Securitization Corp., LLC	Wilmington		Financial Enterprise	
993	Gewerbepark Neurott Gewerbeimmobilien Limited & Co. KG	Frankfurt		Other Enterprise	
994	GGGolf, LLC	Wilmington		Provider of Supporting Services	100.0
995	Glacier Mountain, L.P.	Wilmington		Financial Enterprise	100.0
996	Global Credit Reinsurance Limited	Hamilton	3	Other Enterprise	
997	Global Markets Fundo de Investimento Multimercado	Rio de Janeiro		Financial Enterprise	100.0
998	Global Markets III Fundo de Investimento Multimercado - Crédito Privado e Investimento No Exterior	Rio de Janeiro		Financial Enterprise	100.0
999	Global Opportunities Co-Investment Feeder, LLC	Wilmington		Financial Enterprise	
1000	Global Opportunities Co-Investment, LLC	Wilmington		Financial Enterprise	
1001	Godo Kaisha CKRF8	Tokyo		Other Enterprise	
1002	Goth Park GmbH	Frankfurt		Other Enterprise	
1003	Grundstücksverwaltung Martin-Behaim-Strasse Gewerbeimmobilien Limited & Co. KG	Frankfurt		Other Enterprise	
1004	GSAM ALPS Fund EUR	George Town		Securities Trading Firm	
1005	GSAM ALPS Fund USD	George Town		Securities Trading Firm	
1006	GWC-GAC Corp.	Wilmington		Provider of Supporting Services	100.0
1007	HAH Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
1008	Hamildak Limited	Dublin		Financial Enterprise	
1009	Harbour Finance Limited	Dublin		Credit Institution	
1010	Harvest Select Funds - Harvest China Fixed Income Fund I	Hong Kong		Other Enterprise	
1011	Harvest Select Funds - Harvest China Fixed Income Fund II	Hong Kong		Other Enterprise	
1012	HCA Exchange, Inc.	Wilmington		Other Enterprise	100.0
1013	Herodotus Limited (in voluntary liquidation)	George Town	2	Financial Enterprise	0.0
1014	Hertz Car Exchange Inc.	Wilmington		Other Enterprise	100.0
1015	Hotel Majestic LLC	Wilmington		Provider of Supporting Services	100.0
1016	Iberia Inversiones II Limited	Dublin		Financial Enterprise	
1017	Iberia Inversiones Limited	Dublin		Financial Enterprise	
1018	Infrastructure Holdings (Cayman) SPC	George Town		Financial Enterprise	
1019	Inn Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1020	Investor Solutions Limited	St. Helier	3	Other Enterprise	
1021	Isar Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1022	ITAPEVA II Multicarteira FIDC Não-Padronizado	Sao Paulo		Financial Enterprise	100.0
1023	ITAPEVA Multicarteira FIDC Não-Padronizado	Sao Paulo		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1024	IVAF (Jersey) Limited	St. Helier		Provider of Supporting Services	
1025	Jovian Limited	Douglas		Other Enterprise	
1026	JWB Leasing Limited Partnership	London		Financial Enterprise	100.0
1027	Kelsey Street LLC	Wilmington		Provider of Supporting Services	100.0
1028	Kelvivo Limited	Dublin		Financial Enterprise	
1029	Kingfisher Canada Holdings LLC	Wilmington		Financial Enterprise	100.0
1030	Kingfisher Holdings LLC	Wilmington		Financial Enterprise	100.0
1031	KOMPASS 3 Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1032	KOMPASS 3 Erste Beteiligungsgesellschaft mbH & Co. Euro KG	Duesseldorf		Provider of Supporting Services	96.1
1033	KOMPASS 3 Zweite Beteiligungsgesellschaft mbH & Co. USD KG	Duesseldorf		Provider of Supporting Services	97.0
1034	La Fayette Dedicated Basket Ltd.	Road Town		Securities Trading Firm	
1035	Lagoon Finance Limited	Dublin	3	Financial Enterprise	
1036	Latin America Recovery Fund LLC	Wilmington		Financial Enterprise	100.0
1037	Lemontree Investments GmbH & Co. KG	Berlin		Financial Enterprise	
1038	Leo Consumo 1 S.r.l.	Conegliano		Financial Enterprise	
1039	Leo Consumo 2 S.r.l.	Conegliano		Financial Enterprise	70.0
1040	87 Leonard Development LLC	Wilmington		Provider of Supporting Services	100.0
1041	Leonardo Charitable 1 LLC	Wilmington		Provider of Supporting Services	9.9
1042	Leonardo Secondary Opportunities III (SLP GP) Limited	Edinburgh		Financial Enterprise	
1043	Life Mortgage S.r.l.	Rome		Financial Enterprise	
1044	Luscina Limited	Dublin		Financial Enterprise	
1045	MacDougal Investments Limited	Wilmington		Financial Enterprise	100.0
1046	Mallard Place, Inc.	Wilmington		Financial Enterprise	100.0
1047	Manta Acquisition LLC	Wilmington		Financial Enterprise	100.0
1048	Manta Group LLC	Wilmington		Financial Enterprise	100.0
1049	Mars Investment Trust II	New York		Financial Enterprise	100.0
1050	Mars Investment Trust III	New York		Financial Enterprise	100.0
1051	Master Aggregation Trust	Wilmington		Other Enterprise	
1052	Maxima Alpha Bomaral Limited (in liquidation)	St. Helier		Securities Trading Firm	
1053	Mercer Investments Limited	Wilmington		Financial Enterprise	100.0
1054	Merlin I	George Town		Securities Trading Firm	
1055	Merlin II	George Town		Securities Trading Firm	
1056	Merlin XI	George Town		Securities Trading Firm	
1057	Mexico Capital Protected Investments Limited	George Town	3	Other Enterprise	
1058	MH Germany Property III S.à r.l.	Luxembourg		Other Enterprise	
1059	MH Germany Property V S.à r.l.	Luxembourg		Other Enterprise	
1060	Mickleham Limited	Dublin		Provider of Supporting Services	
1061	Micro-E Finance S.r.l.	Rome		Financial Enterprise	
1062	Midco 2 Limited	London		Financial Enterprise	
1063	Midco 3 Limited	London		Financial Enterprise	
1064	Mira GmbH & Co. KG	Frankfurt		Provider of Supporting Services	100.0
1065	MMCapS Funding XVIII Ltd. - Resecuritization Trust 2010-RS1	Wilmington		Provider of Supporting Services	
1066	MMDB Noonmark L.L.C.	Wilmington		Financial Enterprise	100.0
1067	Montage Funding LLC	Dover		Financial Enterprise	
1068	Monterey Funding LLC	Dover		Financial Enterprise	
1069	Moon Leasing Limited	London		Financial Enterprise	100.0
1070	Motion Picture Productions One GmbH & Co. KG	Frankfurt		Financial Enterprise	100.0
1071	MPP Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
1072	New 87 Leonard, LLC	Wilmington		Financial Enterprise	100.0
1073	Newhall LLC	Wilmington		Financial Enterprise	100.0
1074	Newport Funding Corp.	Wilmington		Financial Enterprise	
1075	Nineco Leasing Limited	London		Financial Enterprise	100.0
1076	North Las Vegas Property LLC	Wilmington		Provider of Supporting Services	100.0
1077	Northern Pines Funding, LLC	Dover		Credit Institution	100.0
1078	Norvadano Limited	Dublin		Financial Enterprise	
1079	Oakwood Properties Corp.	Wilmington		Financial Enterprise	100.0
1080	Oasis Securitisation S.r.l.	Conegliano	2	Financial Enterprise	0.0
1081	Oder Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1082	Odin Mortgages Limited	London		Financial Enterprise	
1083	Oona Solutions, Fonds Commun de Placement	Luxembourg	3	Other Enterprise	

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1084	OPAL, en liquidation volontaire	Luxembourg	3	Other Enterprise	
1085	Operadora de Buenos Aires S.R.L.	Buenos Aires		Financial Enterprise	100.0
1086	Opus Niestandaryzowany Sekurytyzacyjny Fundusz Inwestycyjny Zamkniety	Warsaw		Financial Enterprise	
1087	Oran Limited	George Town		Financial Enterprise	
1088	Orchid Pubs & Restaurants Limited	London		Other Enterprise	
1089	Orchid Structureco 2 Limited	London		Financial Enterprise	
1090	OTTAM Mexican Capital Trust Limited	Dublin	3	Financial Enterprise	
1091	Owner Trust MSN 23336	Salt Lake City		Financial Enterprise	
1092	Owner Trust MSN 23337	Salt Lake City		Financial Enterprise	
1093	Owner Trust MSN 23338	Salt Lake City		Financial Enterprise	
1094	Owner Trust MSN 23344	Salt Lake City		Financial Enterprise	
1095	Owner Trust MSN 24452	Salt Lake City		Financial Enterprise	
1096	Owner Trust MSN 24453	Salt Lake City		Financial Enterprise	
1097	Owner Trust MSN 24778	Salt Lake City		Financial Enterprise	
1098	Owner Trust MSN 264	Salt Lake City		Financial Enterprise	
1099	Owner Trust MSN 27833	Salt Lake City		Financial Enterprise	
1100	Owner Trust MSN 87	Salt Lake City		Financial Enterprise	
1101	Owner Trust MSN 88	Salt Lake City		Financial Enterprise	
1102	Palladium Securities 1 S.A.	Luxembourg	3	Financial Enterprise	
1103	PALLO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1104	PALLO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Seniorenresidenzen KG	Duesseldorf		Other Enterprise	
1105	PanAsia Funds Investments Ltd.	George Town	3	Financial Enterprise	
1106	PARTS Funding, LLC	Wilmington		Financial Enterprise	100.0
1107	PARTS Student Loan Trust 2007-CT1	Wilmington		Financial Enterprise	100.0
1108	PARTS Student Loan Trust 2007-CT2	Wilmington		Financial Enterprise	100.0
1109	PD Germany Funding Company I, Ltd.	George Town		Financial Enterprise	
1110	PD Germany Funding Company II, Ltd.	George Town		Financial Enterprise	
1111	PD Germany Funding Company III, Ltd.	George Town		Financial Enterprise	
1112	PD Germany Funding Company IV, Ltd.	George Town		Financial Enterprise	
1113	PD Germany Funding Company V, Ltd.	George Town		Financial Enterprise	
1114	Peruda Leasing Limited	London		Financial Enterprise	100.0
1115	Perus 1 S.à r.l.	Luxembourg		Financial Enterprise	
1116	Philippine Opportunities for Growth and Income (SPV-AMC), INC.	Manila		Financial Services Institution	95.0
1117	PIMCO PARS I - Poste Vite	George Town		Other Enterprise	
1118	PIMCO PARS V - Poste Vite	George Town		Other Enterprise	
1119	Port Elizabeth Holdings LLC	Wilmington		Financial Enterprise	100.0
1120	Postbank Dynamik Best Garant	Schuttrange		Other Enterprise	
1121	Postbank Dynamik DAX Garant II	Schuttrange		Other Enterprise	
1122	Postbank Dynamik Klima Garant	Schuttrange		Other Enterprise	
1123	PPCenter, Inc.	Wilmington		Other Enterprise	100.0
1124	PROVIDE Domicile 2009-1 GmbH	Frankfurt		Financial Enterprise	
1125	Pyxis Nautica S.A.	Luxembourg		Provider of Supporting Services	
1126	Quantum 13 LLC	Wilmington		Provider of Supporting Services	49.0
1127	Quartz No. 1 S.A.	Luxembourg	2	Financial Enterprise	0.0
1128	Reade, Inc.	Wilmington		Financial Enterprise	100.0
1129	Red Lodge, L.P.	Wilmington		Provider of Supporting Services	100.0
1130	Reference Capital Investments Limited	London		Credit Institution	100.0
1131	Regal Limited	George Town	3	Other Enterprise	
1132	REO Properties Corporation	Wilmington		Provider of Supporting Services	100.0
1133	REO Properties Corporation II	Wilmington	2	Provider of Supporting Services	0.0
1134	Residential Mortgage Funding Trust	Toronto		Financial Enterprise	
1135	Rhein - Main Securitisation Limited	St. Helier		Financial Enterprise	
1136	Rheingold Securitisation Limited	St. Helier		Financial Enterprise	
1137	Rhine Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1138	RHOEN 2008-1 GmbH	Frankfurt		Financial Enterprise	
1139	Ripple Creek, L.P.	Wilmington		Financial Enterprise	100.0
1140	Riverside Funding LLC	Dover		Financial Enterprise	
1141	RM Ayr Limited	Dublin		Financial Enterprise	
1142	RM Chestnut Limited	Dublin		Financial Enterprise	

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1143	RM Fife Limited	Dublin		Financial Enterprise	
1144	RM Multi-Asset Limited	Dublin		Financial Enterprise	
1145	RM Sussex Limited	Dublin		Financial Enterprise	
1146	RM Triple-A Limited (in liquidation)	Dublin		Financial Enterprise	
1147	Royster Fund - Compartment SEPTEMBER 2013	Luxembourg		Other Enterprise	100.0
1148	RREEF G.O. III Malta Limited	Valletta		Financial Enterprise	
1149	RREEF G.O. III Mauritius One Limited	Port Louis		Financial Enterprise	
1150	RREEF G.O. III Mauritius Two Limited	Port Louis		Financial Enterprise	
1151	RREEF Global Opportunities Fund III, LLC	Wilmington		Financial Enterprise	
1152	RREEF North American Infrastructure Fund A, L.P.	Wilmington		Financial Enterprise	99.9
1153	RREEF North American Infrastructure Fund B, L.P.	Wilmington		Financial Enterprise	99.9
1154	RV Dresden Funding Company Ltd.	George Town		Financial Enterprise	
1155	SABRE Securitisation Limited	Sydney		Other Enterprise	
1156	Saratoga Funding Corp., LLC	Dover		Financial Enterprise	
1157	Sedona Capital Funding Corp., LLC	Wilmington		Financial Enterprise	
1158	Serviced Office Investments Limited	St. Helier		Financial Enterprise	100.0
1159	Silrendel, S. de R. L. de C. V.	Mexico City		Financial Enterprise	100.0
1160	Singer Island Tower Suite LLC	Wilmington		Provider of Supporting Services	100.0
1161	SIRES-STAR Limited	George Town	3	Other Enterprise	
1162	Sixco Leasing Limited	London		Financial Enterprise	100.0
1163	SMART SME CLO 2006-1, Ltd.	George Town		Financial Enterprise	
1164	SOLIDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
1165	SP Mortgage Trust	Wilmington		Other Enterprise	
1166	SPAN No. 5 Pty Limited	Sydney		Other Enterprise	
1167	Stewart-Denny Holdings, LLC	Wilmington		Financial Enterprise	
1168	STTN, Inc.	Wilmington		Provider of Supporting Services	100.0
1169	Sunrise Beteiligungsgesellschaft mbH	Frankfurt		Provider of Supporting Services	100.0
1170	Survey Trust	Wilmington		Other Enterprise	
1171	Swabia 1 Limited	Dublin		Financial Enterprise	
1172	Swabia 1. Vermögensbesitz-GmbH	Eschborn		Financial Enterprise	100.0
1173	Sylvester (2001) Limited	George Town		Financial Enterprise	100.0
1174	Tagus - Sociedade de Titularização de Creditos, S.A.	Lisbon		Financial Enterprise	100.0
1175	Thaumat Holdings Limited	Nicosia		Financial Enterprise	
1176	The CAP Accumulation Trust	Wilmington		Other Enterprise	
1177	The Debt Redemption Fund Limited	George Town		Securities Trading Firm	99.8
1178	The GIII Accumulation Trust	Wilmington		Other Enterprise	
1179	The GPR Accumulation Trust	Wilmington		Other Enterprise	
1180	The PEB Accumulation Trust	Wilmington		Other Enterprise	
1181	The SLA Accumulation Trust	Wilmington		Other Enterprise	
1182	The Topiary Fund II Public Limited Company	Dublin		Securities Trading Firm	3.5
1183	THL Credit Wind River 2014-3 CLO Ltd.	George Town		Financial Enterprise	
1184	Tintin III SPC	George Town		Securities Trading Firm	
1185	Titian CDO Public Limited Company	Dublin	3	Financial Enterprise	
1186	Tokutei Mokuteki Kaisha CREP Investment V	Tokyo	2	Provider of Supporting Services	0.0
1187	TQI Exchange, LLC	Wilmington		Other Enterprise	100.0
1188	Trave Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1189	TRS 1 LLC	Wilmington		Provider of Supporting Services	100.0
1190	TRS Aria LLC	Wilmington		Provider of Supporting Services	100.0
1191	TRS Babson I LLC	Wilmington		Provider of Supporting Services	100.0
1192	TRS Birch LLC	Wilmington		Provider of Supporting Services	100.0
1193	TRS Bluebay LLC	Wilmington		Provider of Supporting Services	100.0
1194	TRS Bruin LLC	Wilmington		Provider of Supporting Services	100.0
1195	TRS Callisto LLC	Wilmington		Provider of Supporting Services	100.0
1196	TRS Camulos LLC	Wilmington		Provider of Supporting Services	100.0
1197	TRS Cypress LLC	Wilmington		Provider of Supporting Services	100.0
1198	TRS DB OH CC Fund Financing LLC	Wilmington		Provider of Supporting Services	100.0
1199	TRS Eclipse LLC	Wilmington		Provider of Supporting Services	100.0
1200	TRS Elara LLC	Wilmington		Provider of Supporting Services	100.0
1201	TRS Elgin LLC	Wilmington		Provider of Supporting Services	100.0
1202	TRS Elm LLC	Wilmington		Provider of Supporting Services	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1203	TRS Feingold O'Keeffe LLC	Wilmington		Provider of Supporting Services	100.0
1204	TRS Fore LLC	Wilmington		Provider of Supporting Services	100.0
1205	TRS Ganymede LLC	Wilmington		Provider of Supporting Services	100.0
1206	TRS GSC Credit Strategies LLC	Wilmington		Provider of Supporting Services	100.0
1207	TRS Haka LLC	Wilmington		Provider of Supporting Services	100.0
1208	TRS Io LLC	Wilmington		Provider of Supporting Services	100.0
1209	TRS Landsbanki Islands LLC	Wilmington		Provider of Supporting Services	100.0
1210	TRS Leda LLC	Wilmington		Provider of Supporting Services	100.0
1211	TRS Maple LLC	Wilmington		Provider of Supporting Services	100.0
1212	TRS Metis LLC	Wilmington		Provider of Supporting Services	100.0
1213	TRS Oak LLC	Wilmington		Provider of Supporting Services	100.0
1214	TRS Plainfield LLC	Wilmington		Provider of Supporting Services	100.0
1215	TRS Poplar LLC	Wilmington		Provider of Supporting Services	100.0
1216	TRS Quogue LLC	Wilmington		Provider of Supporting Services	100.0
1217	TRS Scorpio LLC	Wilmington		Provider of Supporting Services	100.0
1218	TRS SeaCliff LLC	Wilmington		Provider of Supporting Services	100.0
1219	TRS Spruce LLC	Wilmington		Provider of Supporting Services	100.0
1220	TRS Stag LLC	Wilmington		Provider of Supporting Services	100.0
1221	TRS Stark LLC	Wilmington		Provider of Supporting Services	100.0
1222	TRS SVCO LLC	Wilmington		Provider of Supporting Services	100.0
1223	TRS Sycamore LLC	Wilmington		Provider of Supporting Services	100.0
1224	TRS Thebe LLC	Wilmington		Provider of Supporting Services	100.0
1225	TRS Tupelo LLC	Wilmington		Provider of Supporting Services	100.0
1226	TRS Venor LLC	Wilmington		Provider of Supporting Services	100.0
1227	TRS Walnut LLC	Wilmington		Provider of Supporting Services	100.0
1228	TRS Watermill LLC	Wilmington		Provider of Supporting Services	100.0
1229	TXH Trust	Wilmington		Other Enterprise	
1230	Varick Investments Limited	Wilmington		Financial Enterprise	100.0
1231	VCM Golding Mezzanine GmbH & Co. KG	Munich	5	Financial Enterprise	0.0
1232	Vermögensfondmandat Flexible (80 % teilgeschützt)	Luxembourg		Other Enterprise	
1233	VEXCO, LLC	Wilmington		Other Enterprise	100.0
1234	Village Hospitality LLC	Wilmington		Provider of Supporting Services	100.0
1235	Whispering Woods LLC	Wilmington		Financial Enterprise	100.0
1236	Whistling Pines LLC	Wilmington		Financial Enterprise	100.0
1237	Winchester Street PLC	London	3	Financial Enterprise	
1238	World Trading (Delaware) Inc.	Wilmington		Financial Enterprise	100.0
1239	ZALLUS Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1240	Zamalik Limited	Dublin		Financial Enterprise	
1241	ZARAT Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1242	ZARAT Beteiligungsgesellschaft mbH & Co. Objekt Leben II KG	Duesseldorf		Provider of Supporting Services	97.7
1243	ZELAS Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1244	ZELAS Beteiligungsgesellschaft mbH & Co. Leben I KG	Duesseldorf		Provider of Supporting Services	98.0
1245	Zugspitze 2008-1 GmbH	Frankfurt		Financial Enterprise	
1246	Zumirez Drive LLC	Wilmington		Provider of Supporting Services	100.0
1247	ZURET Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1248	AcadiaSoft, Inc.	Wilmington		Other Enterprise	5.8
1249	Afinia Capital Group Limited	Hamilton		Financial Enterprise	40.0
1250	AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung	Frankfurt		Credit Institution	27.0
1251	Argantis GmbH i.L.	Cologne		Industrial Holding	50.0
1252	Atriax Holdings Limited (in members' voluntary liquidation)	Southend-on-Sea		Other Enterprise	25.0
1253	Avacomm GmbH i.L.	Holzkirchen		Other Enterprise	27.5
1254	Baigo Capital Partners Fund 1 Parallel 1 GmbH & Co. KG	Bad Soden am Taunus		Industrial Holding	49.8
1255	BANKPOWER GmbH Personaldienstleistungen	Frankfurt		Other Enterprise	30.0
1256	BATS Global Markets, Inc.	Wilmington		Financial Enterprise	6.7
1257	Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Duesseldorf		Financial Enterprise	49.0
1258	BFDB Tax Credit Fund 2011, Limited Partnership	New York	6	Financial Enterprise	100.0
1259	BHS tabletop AG	Selb		Other Enterprise	28.9
1260	Biopsytec Holding AG i.L.	Berlin		Other Enterprise	43.1
1261	BVT-CAM Private Equity Beteiligungs GmbH	Gruenwald		Financial Enterprise	50.0
1262	BVT-CAM Private Equity Management & Beteiligungs GmbH	Gruenwald		Financial Enterprise	50.0
1263	Caherciveen Partners, LLC	Chicago		Securities Trading Firm	20.0
1264	Comfund Consulting Limited	Bangalore		Other Enterprise	30.0
1265	Craigs Investment Partners Limited	Tauranga		Securities Trading Bank	49.9
1266	DB Development Holdings Limited	Larnaca		Financial Enterprise	49.0
1267	DB Real Estate Global Opportunities IB (Offshore), L.P.	Camana Bay		Financial Enterprise	34.6
1268	DBG Eastern Europe II Limited Partnership	St. Helier		Financial Enterprise	25.9
1269	DD Konut Finansman A.S.	Sisli		Credit Institution	49.0
1270	Deutsche Börse Commodities GmbH	Eschborn		Other Enterprise	16.2
1271	Deutsche Financial Capital I Corp.	Greensboro		Financial Enterprise	50.0
1272	Deutsche Financial Capital Limited Liability Company	Greensboro		Credit Institution	50.0
1273	Deutsche Gulf Finance	Riyadh		Credit Institution	40.0
1274	Deutsche Regis Partners Inc	Makati City		Securities Trading Firm	49.0
1275	Deutsche TISCO Investment Advisory Company Limited	Bangkok		Securities Trading Firm	49.0
1276	Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A.	Barcelona		Other Enterprise	50.0
1277	Deutscher Pensionsfonds Aktiengesellschaft	Bonn		Other Enterprise	25.1
1278	DIL Internationale Leasinggesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1279	Domus Beteiligungsgesellschaft der Privaten Bausparkassen mbH	Berlin		Finance Holding Company	21.1
1280	Elbe Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1281	EOL2 Holding B.V.	Amsterdam		Financial Enterprise	45.0
1282	eolec	Issy-les-Moulineaux		Other Enterprise	33.3
1283	equiNotes Management GmbH	Duesseldorf		Other Enterprise	50.0
1284	Erica Società a Responsabilità Limitata	Milan		Financial Enterprise	40.0
1285	EVROENERGIAKI S.A.	Alexandroupolis		Other Enterprise	40.0
1286	Finance in Motion GmbH	Frankfurt		Securities Trading Firm	19.9
1287	Fünfte SAB Treuhand und Verwaltung GmbH & Co. "Leipzig-Magdeburg" KG	Bad Homburg		Other Enterprise	40.7
1288	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden "Louisenstraße" KG	Bad Homburg		Other Enterprise	30.6
1289	G.O. IB-SIV Feeder, L.L.C.	Wilmington		Financial Enterprise	15.7
1290	German Access Fund L.P.	London	6	Financial Enterprise	100.0
1291	German Public Sector Finance B.V.	Amsterdam		Credit Institution	50.0
1292	Gesellschaft bürgerlichen Rechts Industrie- und Handelskammer/Rheinisch-Westfälische Börse	Duesseldorf	7	Other Enterprise	0.0
1293	Gesellschaft für Kreditsicherung mit beschränkter Haftung	Berlin		Industrial Holding	36.7
1294	giropay GmbH	Frankfurt		Other Enterprise	33.3
1295	Gordian Knot Limited	London		Securities Trading Firm	32.4
1296	Graphite Resources (Knightsbridge) Limited	Newcastle upon Tyne		Other Enterprise	45.0
1297	Graphite Resources Holdings Limited	Newcastle upon Tyne	6	Industrial Holding	70.0
1298	Great Future International Limited	Road Town		Financial Enterprise	43.0
1299	Grundstücksgesellschaft Köln-Ossendorf VI GbR	Troisdorf		Other Enterprise	44.9
1300	Grundstücksgesellschaft Leipzig Petersstraße GbR	Troisdorf		Other Enterprise	33.2
1301	Harvest Fund Management Company Limited	Shanghai		Securities Trading Firm	30.0
1302	Hua Xia Bank Company Limited	Beijing		Deposit-taking Credit Institution	19.9
1303	Huamao Property Holdings Ltd.	George Town	7	Financial Enterprise	0.0
1304	Huarong Rongde Asset Management Company Limited	Beijing		Financial Enterprise	40.7
1305	ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Duesseldorf		Financial Enterprise	50.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1306	Immobilienfonds Büro-Center Erfurt am Flughafen Bindersleben II GbR	Troisdorf		Other Enterprise	50.0
1307	ISWAP Limited	London		Securities Trading Firm	14.2
1308	IZI Düsseldorf Informations-Zentrum Immobilien Gesellschaft mit beschränkter Haftung	Duesseldorf		Financial Enterprise	21.1
1309	IZI Düsseldorf Informations-Zentrum Immobilien GmbH & Co. Kommanditgesellschaft	Duesseldorf		Other Enterprise	21.6
1310	K & N Kenanga Holdings Bhd	Kuala Lumpur		Finance Holding Company	13.8
1311	Kenanga Deutsche Futures Sdn Bhd	Kuala Lumpur		Securities Trading Firm	27.0
1312	KeyNeurotek Pharmaceuticals AG i.I.	Magdeburg		Other Enterprise	29.0
1313	KölnArena Beteiligungsgesellschaft mbH	Cologne		Financial Enterprise	20.8
1314	Lion Residential Holdings S.à r.l.	Luxembourg		Financial Enterprise	17.4
1315	Main Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1316	MergeOptics GmbH i.I.	Berlin		Other Enterprise	24.3
1317	MidOcean (Europe) 2000-A LP	St. Helier		Financial Enterprise	19.9
1318	MidOcean (Europe) 2003 LP	St. Helier		Financial Enterprise	20.0
1319	MidOcean Partners, LP	New York		Financial Enterprise	20.0
1320	Millennium Marine Rail, L.L.C.	Elizabeth		Other Enterprise	50.0
1321	Nexus II LLC	Wilmington		Financial Enterprise	11.9
1322	North Coast Wind Energy Corp.	Vancouver	6	Other Enterprise	96.7
1323	Nummus Beteiligungs GmbH & Co. KG	Frankfurt		Financial Enterprise	27.8
1324	P.F.A.B. Passage Frankfurter Allee Betriebsgesellschaft mbH	Berlin		Other Enterprise	22.2
1325	Pago e Transaction Services GmbH i.L.	Cologne		Other Enterprise	50.0
1326	Parkhaus an der Börse GbR	Cologne		Other Enterprise	37.7
1327	PERILLA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1328	Powerlase Limited (in members' voluntary liquidation)	Hove		Other Enterprise	24.8
1329	Private Capital Portfolio L.P.	London		Financial Enterprise	38.2
1330	PX Group Limited	Stockton on Tees		Financial Enterprise	29.4
1331	Raymond James New York Housing Opportunities Fund I-A L.L.C.	New York		Financial Enterprise	33.0
1332	Raymond James New York Housing Opportunities Fund I-B L.L.C.	New York		Financial Enterprise	33.3
1333	Raymond James New York Housing Opportunities Fund II L.L.C.	New York		Financial Enterprise	19.5
1334	Relax Holding S.à r.l.	Luxembourg		Other Enterprise	20.0
1335	REON - Park Wiatrowy I Sp. z o.o.	Warsaw		Other Enterprise	50.0
1336	REON-Park Wiatrowy II Sp. z o.o.	Warsaw		Other Enterprise	50.0
1337	REON-Park Wiatrowy IV Sp. z o.o.	Warsaw		Other Enterprise	50.0
1338	Roc Capital Group, LLC	Wilmington		Financial Enterprise	8.5
1339	Roc Capital Management, L.P.	Wilmington		Securities Trading Firm	8.5
1340	RREEF Property Trust, Inc.	Baltimore		Other Enterprise	26.1
1341	Sakaras Holding Limited	Birkirkara	7	Financial Enterprise	0.0
1342	Schiffahrts UG (haftungsbeschränkt) & Co. KG MS "DYCKBURG" i.I.	Hamburg		Other Enterprise	41.3
1343	Schiffahrtsgesellschaft MS "Simon Braren" GmbH & Co KG	Kollmar		Other Enterprise	26.7
1344	Shunfeng Catering & Hotel Management Co., Ltd.	Beijing		Other Enterprise	6.4
1345	SRC Security Research & Consulting GmbH	Bonn		Other Enterprise	22.5
1346	Starpool Finanz GmbH	Berlin		Provider of Supporting Services	49.9
1347	Station Holdco LLC	Wilmington		Industrial Holding	25.0
1348	Teesside Gas Transportation Limited	London		Other Enterprise	45.0
1349	TradeWeb Markets LLC	Wilmington		Securities Trading Firm	5.5
1350	Triton Beteiligungs GmbH	Frankfurt		Industrial Holding	33.1
1351	Turquoise Global Holdings Limited	London		Financial Enterprise	7.1
1352	U.S.A. Institutional Tax Credit Fund C L.P.	Dover		Financial Enterprise	22.5
1353	U.S.A. Institutional Tax Credit Fund XCV L.P.	Wilmington		Financial Enterprise	24.0
1354	U.S.A. ITCF XCI L.P.	New York	6	Financial Enterprise	100.0
1355	Volbroker.com Limited	London		Financial Enterprise	22.5
1356	Weser Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1357	WestLB Venture Capital Management GmbH & Co. KG	Cologne		Other Enterprise	50.0
1358	Wilson HTM Investment Group Ltd	Brisbane		Securities Trading Firm	19.8
1359	zeitinvest-Service GmbH	Frankfurt		Provider of Supporting Services	25.0
1360	Zhong De Securities Co., Ltd	Beijing		Securities Trading Bank	33.3
1361	ZINDUS Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1362	ZYRUS Beteiligungsgesellschaft mbH	Schoenefeld		Financial Enterprise	25.0
1363	ZYRUS Beteiligungsgesellschaft mbH & Co. Patente I KG i.L.	Schoenefeld		Other Enterprise	20.4

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1364	ABATE Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1365	ABATIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1366	ABRI Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1367	ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1368	ACHTUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1369	ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1370	ACIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1371	ACTIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1372	ADEO Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1373	ADLAT Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1374	ADMANU Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1375	AFFIRMATUM Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
1376	AGLOM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1377	AGUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1378	ALANUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1379	ALMO Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1380	ALTA Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1381	ANDOT Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1382	APUR Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1383	ATAUT Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1384	AVOC Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1385	BAKTU Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1386	BALIT Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1387	BAMAR Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1388	Banks Island General Partner Inc.	Toronto	8	Financial Enterprise	50.0
1389	Belzen Pty. Limited	Sydney	9	Financial Enterprise	100.0
1390	Benefit Trust GmbH	Luetzen-Gostau	9	Financial Enterprise	100.0
1391	BIMES Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1392	BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH	Duesseldorf	8	Financial Enterprise	33.2
1393	BLI Internationale Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	32.0
1394	Blue Ridge Trust	Wilmington	8	Other Enterprise	26.7
1395	BrisConnections Holding Trust	Kedron	10	Other Enterprise	35.6
1396	BrisConnections Investment Trust	Kedron	10	Other Enterprise	35.6
1397	Cabarez S.A.	Luxembourg	6, 8	Other Enterprise	95.0
1398	CIBI Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Enterprise	50.0
1399	City Leasing (Donside) Limited (in members' voluntary liquidation)	London	9	Financial Enterprise	100.0
1400	City Leasing (Severnside) Limited (in members' voluntary liquidation)	London	9	Financial Enterprise	100.0
1401	City Leasing (Thameside) Limited	London	9	Financial Enterprise	100.0
1402	City Leasing Limited	London	9	Financial Enterprise	100.0
1403	DB Advisors SICAV	Luxembourg	9	Other Enterprise	97.2
1404	DB Master Accomodation LLC	Wilmington	9	Financial Enterprise	100.0
1405	DB Petri LLC	Wilmington	9	Credit Institution	100.0
1406	dbalternatives Discovery Fund Limited	George Town	9	Other Enterprise	100.0
1407	Deutsche River Investment Management Company S.à r.l.	Luxembourg	8	Financial Enterprise	49.0
1408	Deutz-Mülheim Grundstücksgesellschaft mbH	Duesseldorf	8	Other Enterprise	40.2
1409	DIL Europa-Beteiligungsgesellschaft mbH i.L.	Duesseldorf	9	Other Enterprise	100.0
1410	DIL Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1411	DONARUM Holding GmbH	Duesseldorf	8	Financial Enterprise	50.0
1412	Donlen Exchange Services Inc.	Boston	9	Other Enterprise	100.0
1413	DREIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1414	DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1415	DRITTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1416	DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1417	EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1418	ELC Logistik-Centrum Verwaltungs-GmbH	Erfurt	8	Financial Enterprise	50.0
1419	ELFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1420	Enterprise Vehicle Exchange, Inc.	Wilmington	9	Other Enterprise	100.0
1421	FÜNFTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1422	FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1423	FÜNFUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1424	FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1425	Global Salamina, S.L.	Madrid	11	Industrial Holding	26.7
1426	Goldman Sachs Multi-Strategy Portfolio XI, LLC	Wilmington	6, 11	Securities Trading Firm	99.7
1427	Grundstücksvermietungsgesellschaft Wilhelmstr. mbH	Gruenwald	9	Financial Enterprise	100.0
1428	Guggenheim Concinnity Strategy Fund LP	Wilmington	12	Financial Enterprise	23.3
1429	Hudson 12655 Jefferson, LLC	Wilmington	9	Other Enterprise	100.0
1430	Hydro S.r.l.	Rome	10	Industrial Holding	45.0
1431	Immobilien-Vermietungsgesellschaft Schumacher GmbH & Co. Objekt Rolandufer KG	Berlin	8	Financial Enterprise	20.5
1432	Intermodal Finance I Ltd.	George Town	8	Other Enterprise	49.0
1433	JG Japan Grundbesitzverwaltungsgesellschaft mbH i.L.	Eschborn	9	Other Enterprise	100.0
1434	Kinneil Leasing Company	London	8	Financial Enterprise	35.0
1435	Legacy BCC Receivables, LLC	Wilmington	9	Other Enterprise	100.0
1436	Lindsell Finance Limited	Valletta	9	Provider of Supporting Services	100.0
1437	London Industrial Leasing Limited	London	9	Financial Enterprise	100.0
1438	M Cap Finance Mittelstandsfonds GmbH & Co. KG	Frankfurt	6, 10	Financial Enterprise	77.1
1439	Maestrale Projects (Holding) S.A.	Luxembourg	8	Financial Enterprise	49.7
1440	Magalhaes S.A.	Luxembourg	6, 8	Other Enterprise	95.0
1441	Manuseamento de Cargas - Manicargas, S.A.	Matosinhos	11	Other Enterprise	38.3
1442	MCT Südafrika 3 GmbH & Co. KG	Hamburg	10	Other Enterprise	33.8
1443	Memax Pty. Limited	Sydney	9	Financial Enterprise	100.0
1444	Metro plus Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	40.0
1445	MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG i.L.	Gruenwald	8	Other Enterprise	29.6
1446	Midsel Limited	London	9	Other Enterprise	100.0
1447	Mount Hope Community Center Fund, LLC	Wilmington	10	Financial Enterprise	49.9
1448	Mountaintop Energy Holdings LLC	Wilmington	8	Financial Enterprise	49.9
1449	NBG Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1450	NCW Holding Inc.	Vancouver	9	Financial Enterprise	100.0
1451	NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1452	NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1453	Nexus Infrastruktur Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1454	NOFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1455	Nortfol Pty. Limited	Sydney	9	Financial Enterprise	100.0
1456	NV Profit Share Limited	George Town	8	Other Enterprise	42.9
1457	OPPENHEIM Buy Out GmbH & Co. KG	Cologne	2, 9	Financial Enterprise	27.7
1458	PADEM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1459	PADOS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Enterprise	50.0
1460	PAGUS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1461	PALDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1462	Pan-European Infrastructure II, L.P.	London	6, 8	Financial Enterprise	100.0
1463	PANIS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Enterprise	50.0
1464	PANTUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1465	PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1466	PEDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1467	PEDUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1468	PENDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1469	PENTUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1470	PERGOS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1471	PERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1472	PERLIT Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1473	PERLU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1474	PERNIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1475	PERXIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1476	PETA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1477	PMG Collins, LLC	Tallahassee	9	Other Enterprise	100.0
1478	PONTUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1479	PRADUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1480	PRASEM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1481	PRATES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1482	PRISON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1483	Private Equity Invest Beteiligungs GmbH	Duesseldorf	8	Financial Enterprise	50.0
1484	Private Equity Life Sciences Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1485	PTL Fleet Sales, Inc.	Wilmington	9	Other Enterprise	100.0
1486	PUDU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1487	PUKU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1488	PURIM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1489	QUANTIS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1490	QUELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1491	QUOTAS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1492	SABIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1493	Safron NetOne Partners, L.P.	George Town	10	Financial Enterprise	21.7
1494	SALIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1495	SALUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1496	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	Duesseldorf	9	Financial Enterprise	58.5
1497	SANCTOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1498	SANDIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1499	SANO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1500	SARIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1501	SATINA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1502	SCANDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1503	SCHEDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1504	Schumacher Beteiligungsgesellschaft mbH	Cologne	8	Financial Enterprise	33.2
1505	SCITOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1506	SCITOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heiligenstadt KG	Duesseldorf	9	Financial Enterprise	71.1
1507	SCUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1508	SCUDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kleine Alexanderstraße KG	Duesseldorf	9	Other Enterprise	95.0
1509	SECHSTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1510	SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1511	SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1512	SEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1513	SEGES Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1514	SEGU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1515	SELEKTA Grundstücksverwaltungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1516	SENA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1517	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Fehrenbach KG i.L.	Duesseldorf	9	Other Enterprise	94.7
1518	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle II KG i.L.	Duesseldorf	9	Other Enterprise	100.0
1519	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG	Duesseldorf	6, 8	Other Enterprise	100.0
1520	SERICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1521	SIDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1522	SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1523	SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1524	SIFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1525	SILANUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1526	SILEX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1527	SILEX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin KG	Duesseldorf	9	Financial Enterprise	83.8
1528	SILIGO Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1529	SILUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1530	SIMILA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1531	SOLATOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1532	SOLON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1533	SOLON Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heizkraftwerk Halle KG i.L.	Halle/Saale	8	Other Enterprise	30.5
1534	SOLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1535	SOMA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1536	SOREX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1537	SOSPITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1538	SPhinX, Ltd. (in voluntary liquidation)	George Town	8	Other Enterprise	43.6
1539	SPINO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Other Enterprise	100.0
1540	SPLENDOR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1541	STABLON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1542	STAGIRA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1543	STATOR Heizkraftwerk Frankfurt (Oder) Beteiligungsgesellschaft mbH	Schoenefeld	9	Financial Enterprise	100.0
1544	STUPA Heizwerk Frankfurt (Oder) Nord Beteiligungsgesellschaft mbH i.L.	Schoenefeld	9	Financial Enterprise	100.0
1545	SUBLICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1546	SUBLICA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Promohypermarkt Gelsenkirchen KG i.L.	Duesseldorf	8	Financial Enterprise	48.7
1547	SUBU Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1548	SULPUR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1549	SUPERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1550	SUPLION Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1551	SUSA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1552	SUSIK Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1553	TABA Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1554	TACET Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1555	TAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1556	TAGUS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1557	TAKIR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1558	TARES Beteiligungsgesellschaft mbH i.L.	Duesseldorf	9	Other Enterprise	100.0
1559	TEBA Beteiligungsgesellschaft mbH i.L.	Schoenefeld	9	Other Enterprise	100.0
1560	TEBOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1561	TEMATIS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	9	Financial Enterprise	100.0
1562	TERRUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1563	TESATUR Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1564	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Halle I KG	Duesseldorf	9	Financial Enterprise	100.0
1565	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Nordhausen I KG	Duesseldorf	9	Financial Enterprise	100.0
1566	TIEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1567	TIEDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lager Nord KG	Duesseldorf	8	Financial Enterprise	25.0
1568	TOSSA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1569	TRAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1570	TREMA Grundstücks-Vermietungsgesellschaft mbH	Berlin	8	Financial Enterprise	50.0
1571	TRENTO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1572	TRINTO Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1573	TRIPLA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Enterprise	100.0
1574	Triton Fund III G L.P.	St. Helier	6, 8	Financial Enterprise	62.5
1575	TRS HY FNDS LLC	Wilmington	9	Provider of Supporting Services	100.0
1576	TUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1577	TUGA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1578	TYRAS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1579	VARIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1580	VCJ Lease S.à r.l.	Luxembourg	6, 8	Other Enterprise	95.0
1581	VCM / BHF Initiatoren GmbH & Co. Beteiligungs KG	Eichenried	8	Industrial Holding	48.8
1582	VCM Initiatoren III GmbH & Co. KG	Munich	8	Financial Enterprise	24.9
1583	VIERTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1584	VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1585	VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1586	VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1587	Willem S.A.	Luxembourg	6, 8	Other Enterprise	95.0
1588	Wohnungs-Verwaltungsgesellschaft Moers mbH	Duesseldorf	8	Financial Enterprise	50.0
1589	Wohnungsgesellschaft HEGEMAG GmbH	Darmstadt	8	Financial Enterprise	50.0
1590	XARUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1591	XELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1592	XENTIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1593	XERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1594	XERIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1595	ZABATUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1596	ZAKATUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1597	ZANTOS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Enterprise	50.0
1598	ZARGUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1599	ZEA Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	25.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1600	ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1601	ZENO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1602	Zenwix Pty. Limited	Sydney	9	Financial Enterprise	100.0
1603	ZEPTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1604	ZEREVIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1605	ZERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1606	ZIBE Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Enterprise	50.0
1607	ZIDES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1608	ZIMBEL Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1609	ZINUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1610	ZIRAS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1611	ZITON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1612	ZITRAL Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
1613	ZITUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	50.0
1614	ZONTUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1615	ZORUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1616	ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1617	ZWEITE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Enterprise	50.0
1618	ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1619	ZWEIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1620	ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
1621	ZYLUM Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Enterprise	25.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1622	Abode Mortgage Holdings Corporation	Vancouver		Credit Institution	8.5
1623	ABRAAJ Holdings	George Town		Financial Enterprise	8.8
1624	Accunia A/S	Copenhagen		Securities Trading Firm	9.9
1625	BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH	Berlin		Credit Institution	5.6
1626	Bürgschaftsbank Brandenburg GmbH	Potsdam		Credit Institution	8.5
1627	Bürgschaftsbank Mecklenburg-Vorpommern GmbH	Schwerin		Credit Institution	8.4
1628	Bürgschaftsbank Sachsen GmbH	Dresden		Credit Institution	6.3
1629	Bürgschaftsbank Sachsen-Anhalt GmbH	Magdeburg		Credit Institution	8.2
1630	Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung	Kiel		Credit Institution	5.6
1631	Bürgschaftsbank Thüringen GmbH	Erfurt		Credit Institution	8.7
1632	Bürgschaftsgemeinschaft Hamburg GmbH	Hamburg		Credit Institution	8.7
1633	Cecon ASA	Arendal		Other Enterprise	9.6
1634	China Polymetallic Mining Limited	George Town		Other Enterprise	8.4
1635	CIFG Holding Inc.	Wilmington		Holding for Insurance Companies	11.5
1636	ConCardis Gesellschaft mit beschränkter Haftung	Eschborn		Payment Institution	16.8
1637	Damovo Group Holdings Limited	Camana Bay		Financial Enterprise	16.0
1638	Deutsche Steinzeug Cremer & Breuer Aktiengesellschaft	Alfter		Other Enterprise	17.2
1639	HYPOPORT AG	Berlin		Financial Enterprise	9.7
1640	IVG Institutional Funds GmbH	Frankfurt		Fund Management Company	6.0
1641	K.K. D&M Holdings	Kawasaki		Other Enterprise	15.1
1642	Landgesellschaft Mecklenburg-Vorpommern mit beschränkter Haftung	Leezen		Other Enterprise	11.0
1643	Liquiditäts-Konsortialbank Gesellschaft mit beschränkter Haftung i.L.	Frankfurt		Credit Institution	7.7
1644	OTCDeriv Limited	London		Financial Services Institution	7.2
1645	Philipp Holzmann Aktiengesellschaft i.I.	Frankfurt		Other Enterprise	19.5
1646	Prader Bank S.p.A.	Bolzano		Deposit-taking Credit Institution	9.0
1647	Private Export Funding Corporation	Wilmington		Credit Institution	6.0
1648	PT Buana Listya Tama Tbk	Jakarta		Other Enterprise	14.8
1649	Reorganized RFS Corporation	Wilmington		Holding for Insurance Companies	6.2
1650	Rinkai Nissan Kensetsu Kabushiki Kaisha	Tokyo		Other Enterprise	8.5
1651	RREEF America REIT III, Inc.	Baltimore		Financial Enterprise	7.9
1652	Saarländische Investitionskreditbank Aktiengesellschaft	Saarbruecken		Deposit-taking Credit Institution	11.8
1653	Servicios de Infraestructura de Mercado OTC S.A.	Santiago		Credit Institution	6.7
1654	Società per il Mercato dei Titoli di Stato - Borsa Obbligazionaria Europea S.p.A.	Rome		Other Enterprise	5.0
1655	The Clearing House Association L.L.C.	Wilmington		Other Enterprise	5.6
1656	TORM A/S	Hellerup		Other Enterprise	6.2
1657	United Information Technology Co. Ltd.	George Town		Industrial Holding	12.2

3

Confirmation

Independent Auditor's Report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and its subsidiaries, which comprise the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated statement of cash flows, and notes to the consolidated financial statements for the business year from January 1 to December 31, 2014.

Management's Responsibility for the Consolidated Financial Statements

The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, the supplementary requirements of German law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch: German Commercial Code) and full IFRS to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) as well as in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

Pursuant to § 322 Abs.3 Satz 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRSs as adopted by the EU, the supplementary requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS and give a true and fair view of the net assets and financial position of the Group as of December 31, 2014 as well as the results of operations for the business year then ended, in accordance with these requirements.

Report on the Group Management Report

We have audited the accompanying group management report of Deutsche Bank Aktiengesellschaft for the business year from January 1 to December 31, 2014. The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch: German Commercial Code]. We conducted our audit in accordance with § 317 Abs. 2 HGB and German generally accepted standards for the audit of the group management report promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to § 322 Abs. 3 Satz 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 6, 2015

KPMG AG
Wirtschaftsprüfungsgesellschaft

Pukropski
Wirtschaftsprüfer

Beier
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 4, 2015

Jürgen Fitschen

Anshuman Jain

Stefan Krause

Stephan Leithner

Stuart Lewis

Rainer Neske

Henry Ritchotte

Christian Sewing

Report of the Supervisory Board

Global economic growth remained relatively weak in 2014 and was only slightly above the 2013 growth rate. Economic momentum reached its peak in the first quarter of 2014 and weakened over the course of the year. The global economy was supported by the monetary policies of the major central banks, which continued to be extremely expansive. However, the decline in private debt levels dampened economic growth, especially in the eurozone. Growth in the German economy in 2014 was somewhat higher than the year before. The German economy profited from the solid rise in consumption driven by a record employment level and a solid inflation-adjusted rise in incomes.

In this economic environment, we advised the Management Board on the management of the company and monitored its management of business. Last year, we extensively discussed the bank's economic and financial development, its operating environment, risk management system, planning and internal control system. In 2014, as in previous years, we addressed numerous statutory and regulatory changes, which in some cases have a direct impact on our work, including in particular the new requirements for the Supervisory Board based on Section 25d of the German Banking Act. We discussed issues concerning the bank's ongoing strategic development and its implementation in detail with the Management Board during a two-day workshop. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management along with material litigation cases and transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance. Regular discussions concerning important topics and upcoming decisions were also held between the Co-Chairmen of the Management Board and the Chairman of the Supervisory Board. The chairmen of the Supervisory Board's committees held regular discussions and consultations to enhance the overall coordination of the work of the Supervisory Board and its committees. Between meetings, we were kept informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

Meetings of the Supervisory Board

The Supervisory Board held six meetings in 2014.

At the first meeting of the year on February 28, 2014, we discussed the development of business in the fourth quarter of 2013 and the 2013 financial year, along with a comparison of the plan-actual figures. The dividend proposal for the year 2013 as well as the corporate planning for the years 2014 to 2016 were noted with approval. We received status reports from the Management Board on the bank's material litigation cases and the regulatory investigations involving the bank, on the progress made in implementing the Operational Excellence program and cultural change, on the program to strengthen control functions and on the bank's compensation systems in consideration of the statutory requirements. Based on the recommendation of the Chairman's Committee and Audit Committee, we agreed to Mr. Cryan, Dr. Achleitner and Professor Trützschler being named financial experts in the Annual Report and to Dr. Achleitner and Professor Kagermann being named compensation experts on the Compensation Control Committee in accordance with Section 25d (12) of the German Banking Act. Furthermore, we confirmed the continued independence, as defined by U.S. regulations, of all members of the Audit Committee and determined that the Supervisory Board has what we consider to be an adequate number of independent members. Following a review of the appropriateness of the compensation system for the Management Board – and while taking the recommendations of the Compensation Control Committee into account as well as in consultation with the bank's new Compensation Officer and independent external compensation experts – we determined the level of the variable compensation for the Management Board members for the 2013 financial year. Furthermore, we adjusted the Terms of Reference for the Compensation Control Committee, which has been required by law since January 1, 2014.

At the financial statements meeting on March 18, 2014, based on the Audit Committee's recommendation and after a discussion with the auditor, we approved the Consolidated Financial Statements and Annual Financial Statements for 2013. Together with the Management Board, we discussed the status report on material litigation cases and regulatory investigations, the progress report on strengthening the control functions, the Human Resources Report and the Compensation Report 2013, which we noted with approval. Furthermore, we received reports on the risk management within the Group, on the Group Technology & Operations Business Division and on the status of the resolution plans and indicators called for by the regulatory authorities. Based on the proposal of the Compensation Control Committee, we approved adjustments to the Management Board's compensation in accordance with the statutory and regulatory requirements and, in the process, specified the level of the total compensation of the individual Management Board members. Additionally, we approved, after intensive discussion, the compensation system for the Management Board including the main contract elements. Based on the proposal of the Integrity Committee, we resolved to monitor more closely in the future than in the past a few key matters that are the object of litigation cases or regulatory investigations based on the Supervisory Board's heightened supervisory responsibility. Furthermore, we consented in principle to the issue of Additional Tier 1 capital based on the authorization from the General Meeting on May 31, 2012, and delegated responsibility for approving the resolutions in this context to the Chairman's Committee.

At the meeting the day before the Ordinary General Meeting, we discussed the procedures for the meeting as well as the announced counterproposals. As necessary, resolutions were approved in this context.

At the meeting we held in London on July 29, 2014, we intensively addressed the bank's business activities there. Together with the Management Board, we discussed the development of the bank's business during the first six months of 2014, along with corporate planning, and the bank's capital increase carried out in June 2014. We received another status report on material litigation cases and regulatory investigations as well as the strengthening of the control functions. Based on the proposal of the Chairman's Committee and Nomination Committee, we elected Ms. Parent as member of the Risk Committee as Ms. Labarge's successor and extended the Management Board appointments of Dr. Leithner, Mr. Lewis and Mr. Ritchotte, in each case until the end of May 31, 2020. Based on the proposal of the Compensation Control Committee, we adopted resolutions on the suspension of the disbursal of deferred variable compensation components of current and former Management Board members and on the effects of the capital increase on the Management Board's undelivered share awards. Furthermore, we resolved to include two further bank matters that are the object of litigation cases or regulatory investigations in the Supervisory Board's close monitoring approved by the Supervisory Board on March 18, 2014. Finally, we passed resolutions based on the proposal by the Chairman's Committee and Integrity Committee on the claims to compensation for damages in connection with the Kirch proceedings and approved, based on the Audit Committee's recommendation, the issue of the audit mandate to KPMG AG Wirtschaftsprüfungsgesellschaft, which had been elected statutory auditor and auditor of the consolidated financial statements for the 2014 financial year at the General Meeting on May 22, 2014.

At an extraordinary meeting on October 28, 2014, we resolved, based on a proposal by the Chairman's Committee and Nomination Committee, to appoint two new Management Board members in line with the bank's ongoing strategic, regulatory and legal priorities. Mr. Christian Sewing, with effect from January 1, 2015, and Dr. Marcus Schenck, with effect from the end of the General Meeting on May 21, 2015, were appointed members of the Management Board, each for a period of three years.

At the last meeting of the year on October 29, 2014, the Management Board reported to us on the development of business in the third quarter of 2014 and on developments in the regulatory and competitive environment. We also discussed the status reports on material litigation cases and regulatory investigations, on the program to strengthen control functions, on the "House of Governance" project to strengthen the bank's business organization and on the structure of the bank's directors and officers (D&O) insurance. We discussed the progress reports on cultural change and on the results of the European Central Bank's Asset Quality Review as well as the measures to further develop the bank's IT infrastructure. In addition, the Supervisory Board addressed criminal law aspects and recourse considerations in connection with the Kirch proceedings. Furthermore, we approved amendments to the Terms of Reference for the Management Board and for the Supervisory Board and issued the periodic Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act. We also specified the amount of the statutory auditor's remuneration based on the recommendation of the Audit Committee.

The Committees of the Supervisory Board

The Chairman's Committee held thirteen meetings in the 2014 financial year. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. While taking into account the recommendations of the Nomination Committee, the Committee addressed the extensions of the Management Board appointments of Dr. Leithner, Mr. Ritchotte and Mr. Lewis as well as the appointment to the Management Board of Mr. Sewing and Dr. Schenck. Discussions were held on the required amendments to the Terms of Reference and the Business Allocation Plan for the Management Board and to the terms of reference for the Supervisory Board and its committees. The Committee also discussed the capital actions and approved the relevant resolutions following the Supervisory Board's delegation of responsibility for this. When necessary, resolutions were passed or recommendations made for the Supervisory Board's approval. The Chairman's Committee gave its approval for the current and former Management Board members' ancillary activities and directorships in the bank's interest at other companies, organizations and institutions.

At its seven regular meetings, the Risk Committee addressed in particular credit, liquidity, refinancing, country, market and operational risks, as well as the development of legal risks. The focus in the 2014 financial year was on monitoring the appropriateness of the bank's capital resources, in particular in light of the ECB's comprehensive Asset Quality Review and Stress Test, the further development of our model to measure operational risk, the initiatives aimed at remediating the weaknesses identified in our controls, the analysis of the possible effects of developments in Russia and Ukraine on our portfolio and our business operations as well as the further development of the recovery and resolutions plans (living will) called for by the regulatory authorities, along with an analysis of a crisis scenario. In-depth discussions also addressed strategic risk and capital planning, the effects of the prevailing interest rate environment, questions of IT security, several selected portfolios, including commercial real estate finance, leveraged finance, pension and insurance markets. The regular portfolio reports, along with the respective portfolio's strategy and profitability, were presented by industry according to a schedule specified by the Risk Committee. In addition to the bank's funding and liquidity positions, the

Committee meetings examined the development of and various aspects of the bank's risk provisions. The Risk Committee was regularly informed of the developments in material litigation cases and regulatory investigations, along with all audit findings. Independently from the meeting dates, the Risk Committee received information monthly on the development of the risk and capital profile, including the structure of the business terms and conditions in line with the bank's overall risk appetite and strategy and monitored their corresponding implementation. Furthermore, the Committee discussed the ongoing further development of risk models and their monitoring. The Risk Committee reviewed, partly at joint meetings with the Compensation Control Committee, the compensation system, in particular with regard to whether the incentives set take into account the bank's risk, capital and liquidity structure as well as the probability and timing of revenues. The exposures subject to mandatory approval under German law and the Articles of Association were discussed in detail. Where necessary, the Risk Committee gave its approval.

The Audit Committee held ten meetings in 2014. Representatives of the bank's auditor attended all of these meetings. Subjects covered were the preliminary audit of the Annual Financial Statements and Consolidated Financial Statements for 2013, the interim reports, as well as the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission. The Committee dealt with the proposal for the election of the auditor for the 2014 financial year, verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB), submitted a recommendation to the Supervisory Board on issuing of the audit mandate and the amount of the auditor's remuneration. The Audit Committee is convinced that, as in previous years, there are no conflicts of interest on the part of the bank's auditor. The Audit Committee specified three of its own audit areas of focus for 2014. In supporting the Supervisory Board, the Audit Committee assured itself of the effectiveness of the risk management system, in particular, of the system of internal controls and internal audit, and monitored the financial accounting process and the auditing of the financial statements. When necessary, resolutions were passed or recommendations made for the Supervisory Board's approval. The Management Board presented the results of the European Central Bank's Balance Sheet Assessment and Asset Quality Review to the Audit Committee before their publication and discussed them with the Committee. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related services, on the work of Group Audit, on issues relating to compliance, on legal and reputational risks as well as on special audits and significant findings of regulatory authorities. Group Audit's plan for the year was noted with approval. The Audit Committee did not receive any substantiated complaints in connection with accounting, internal accounting controls and auditing matters. Furthermore, the Audit Committee regularly dealt with the processing of audit findings issued by the auditor on the Annual and Consolidated Financial Statements for 2013, the measures to resolve other audit findings, the requirements relating to monitoring tasks pursuant to Section 107 (3) of the Stock Corporation Act, the measures to prepare for the audit of the Annual Financial Statements and the specified audit areas of focus.

The Integrity Committee met fifteen times and addressed, in particular, issues relating to corporate culture as well as the preventive monitoring and strategic analysis of legal and reputational risks. The topics covered at the meetings included, in particular, current litigation cases and regulatory investigations, with a focus on the proceedings the Supervisory Board had decided to closely monitor by way of its resolutions in March and July 2014. Additional topics of the meetings were the bank's internal investigations, the monitoring of the implementation of cultural change and the examination of the distribution of tasks and cooperation between the Audit Committee, Risk Committee and Integrity Committee. The Committee addressed in particular the settlement in the Kirch case and the further consequences of the various proceedings in connection with Kirch. Additional topics included the use of social media, the bank's "Three Lines of Defense" program to further strengthen the control structures as well as the "House of Governance" project to enhance the bank's business organization.

The Compensation Control Committee held seven meetings in 2014. The Committee addressed in particular the compensation-related requirements arising in connection with implementation of European rules based on the Capital Requirements Directive IV (CRD IV) and the national transposition requirements pursuant to Germany's CRD IV Implementation Act as well as the new requirements of the German Banking Act and the Regulation on Remuneration in Financial Institutions (InstitutsVergV). It monitored the appropriate structuring of the compensation systems for the Management Board and employees, in particular for the head of risk controlling and the head of the compliance function as well as for employees with a material impact on the overall risk profile. The Committee supported the Supervisory Board in monitoring the appropriate structuring of the compensation systems for employees. The Committee prepared proposals for the compensation of the Management Board, while taking into account, in particular, the bank's risks and risk management, and supported the Supervisory Board in monitoring whether internal controls and other relevant areas had been properly involved in the structuring of the compensation systems. The Committee regularly addressed the determination and distribution of the total amount of variable compensation for the bank's employees, also in consideration of the bank's risk-bearing capacity. It also discussed the remediation of audit findings relating to the bank's compensation system, the ongoing development of the compensation governance structure and the recommendations for resolutions to the Supervisory Board regarding its proposal for approval by the General Meeting on May 22, 2014, for the increase in the limit for variable compensation components for employees and for management body members of subsidiaries.

The Nomination Committee met five times in 2014 and dealt with Supervisory Board and Management Board succession and appointment issues. When necessary, resolutions were passed in this context on recommendations for the Supervisory Board's approval. Furthermore, with the involvement of an external, independent advisor, the Nomination Committee, in accordance with its new tasks effective starting January 1, 2014, as set out in Section 25d (11) of the German Banking Act, intensively addressed the assessment of the Supervisory Board and of the Management Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2014.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

In 2014, the Supervisory Board members participated in the meetings of the Supervisory Board and their respective committees as follows:

	Meetings (incl. committees)	Meeting participation	in %		Meetings (incl. committees)	Meeting participation	in %
Achleitner	39	39	100	Mark	18	18	100
Böhr	4	4	100	Platscher	12	11	92
Bsirske	5	4	80	Rose	8	7	88
Cryan	11	11	100	Ruck	16	16	100
Dublon	1	1	100	Stockem	10	10	100
Eick	11	9	82	Szukalski	3	3	100
Garrett-Cox	7	6	86	Teyssen	7	6	86
Heider	8	8	100	Thieme	10	10	100
Herling	15	15	100	Thoma	8	8	100
Irrgang	8	8	100	Todenhöfer	17	16	94
Kagermann	12	12	100	Trützschler	18	18	100
Klee	12	12	100	Viertel	4	4	100
Labarge	13	12	92	Voigt	4	4	100
Löscher	12	10	83	Wenning	6	6	100

Corporate Governance

The Supervisory Board as well as the Audit Committee, Risk Committee, Nomination Committee and Compensation Control Committee, which are required by law as of January 1, 2014, addressed the new corporate governance requirements of Sections 25c and 25d of the German Banking Act. Of special importance here were the new tasks of these Supervisory Board committees.

At several meetings, the Nomination Committee and Supervisory Board addressed the implementation of the review of the efficiency of the Management Board and Supervisory Board, which was expanded beyond the scope of the German Corporate Governance Code pursuant to Section 25d of the German Banking Act. The results were discussed on January 28, 2015, by the Supervisory Board in plenary session. We are of the opinion that the Supervisory Board and the Management Board carry out their work efficiently and that a high standard was achieved in this context. However, the review also provided individual suggestions for improvement, several of which were already successfully implemented in 2014.

Furthermore, on several occasions, we addressed the regulations regarding the requirements for the qualifications and composition of the Supervisory Board, obligatory training measures and the upper limit on the number of board mandates.

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 29, 2013, was reissued at the meeting of the Supervisory Board on October 29, 2014. The Management Board and Supervisory Board stated that Deutsche Bank has complied and will continue to comply with the recommendations of the German Corporate Governance Code in the versions dated May 13, 2013, and June 24, 2014, with the specified exceptions. The text of the Declaration of Conformity 2014 issued on October 29, 2014, along with a comprehensive presentation of the bank's corporate governance, can be found beginning on page 459 of the Financial Report 2014 and on our website at www.deutsche-bank.de/ir/en/content/corporate_governance.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

Training and Further Education Measures

Members of the Supervisory Board completed the training and further education measures required for their tasks on their own responsibility. Deutsche Bank provided the appropriate support to them in this context. Bank-internal, one-day seminars for the members of the Supervisory Board were held on compensation and risk management in October 2014. In addition, members of the Supervisory Board were informed on a regular basis of new developments in corporate governance.

For members of the Audit Committee, an internal training session took place in December 2014. This covered current topics in financial accounting and possible effects on the Annual Financial Statements, regulatory developments as well as developments in connection with the adjustment of auditing standards and the effects on the statutory audit.

Conflicts of Interest and Their Handling

There were no conflicts of interest of individual Supervisory Board members in the year under review.

Litigation and Regulatory Investigations

In 2014, as in the preceding years, we regularly obtained information on important litigation cases and investigations by the regulatory authorities and deliberated on further appropriate courses of action. As indicated above, the Supervisory Board resolved in March and July 2014 to monitor more closely in the future than in the past a few key matters that are the object of litigation cases or regulatory investigations based on the Supervisory Board's heightened supervisory responsibility.

These deliberations, including those of the Integrity Committee, also covered the consequences possibly to be drawn from the settlement of €925 million concluded in February 2014 with the heirs of Dr. Kirch (pursuit of recourse claims against Dr. Breuer, filing of D&O insurance claim). Furthermore, reports on the current status of litigation cases and regulatory investigations were presented on a regular basis to the Supervisory Board and – with different focal points – to the Integrity Committee, Audit Committee and Risk Committee.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the accounting, the Annual Financial Statements and the Management Report for 2014 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2014. KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was elected by the Ordinary General Meeting on May 22, 2014, as the auditor of the Annual Financial Statements and Consolidated Financial Statements. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements at its meeting on March 19, 2015, and KPMG reported on the audit processes. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. Based on the recommendation of the Audit Committee, which examined the Annual Financial Statements and Management Report for 2014 as well as the Consolidated Financial Statements with the related Notes and the Management Report for 2014 at its meeting on March 19, 2015, and after inspecting the Annual Financial Statements and Consolidated Financial Statements documents, we agreed with the results of the audits following an extensive discussion with the auditor at the financial statements meeting on March 20, 2015, and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

There were no personnel changes on the Management Board in 2014. Mr. Sewing became a member of the Management Board as of January 1, 2015, and is responsible for the Legal Department, Group Audit and Incident Management. With the conclusion of the General Meeting on May 21, 2015, Dr. Schenck will become a member of the Management Board and take on responsibility for Finance.

On the Supervisory Board, the following changes took place in 2014:

Ms. Labarge left the Supervisory Board on June 30, 2014. Ms. Parent was appointed by the court to succeed her with effect from July 1, 2014. We thank Ms. Labarge for her dedicated work and constructive assistance to the company over the years.

Frankfurt am Main, March 20, 2015

The Supervisory Board

Dr. Paul Achleitner
Chairman

4

Corporate Governance Statement/Corporate Governance Report

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 20, 2015.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the five key committees it has established are specified in its Terms of Reference, the current version of which is available on our website (www.deutsche-bank.com/corporate-governance).

The following paragraphs show information on the current members of the Management Board. The information includes the year in which they were born, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility as well as their other board mandates or directorships outside of Deutsche Bank Group. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside Deutsche Bank Group.

Jürgen Fitschen

Year of birth: 1948
Appointed: 2009
Term expires: 2017

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Jain, Co-Chairman of the Management Board. At the meeting of the Supervisory Board on October 29, 2013, the appointment of Mr. Fitschen was extended until March 31, 2017.

Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He first took on functional responsibility for global Regional Management in 2005 and since June 2012 has held functional responsibility for the bank's Regional Management worldwide, with the exception of the bank's European region but including Germany and the UK.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a Master's degree in Business Administration.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a non-executive member of the Board of Directors of Kühne + Nagel International AG and a member of the Supervisory Board of METRO AG.

Anshuman Jain

Year of birth: 1963
First appointed: 2009
Term expires: 2017

Anshuman Jain became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Fitschen, Co-Chairman of the Management Board.

Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002.

Mr. Jain studied Economics at Shri Ram College (Delhi University), graduating in 1983 with a BA, and studied Business Administration at the University of Massachusetts, graduating in 1985 with an MBA in Finance.

After his academic studies, Mr. Jain worked until 1988 for Kidder Peabody, New York, in the area of Derivatives Research. From 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain does not have any external directorships subject to disclosure.

Stefan Krause

Year of birth: 1962
First appointed: 2008
Term expires: 2018

Stefan Krause became a member of our Management Board and a member of the Group Executive Committee on April 1, 2008. He is our Chief Financial Officer and took on functional responsibility for Strategy and Organizational Development as of November 1, 2014.

Before taking on his current position, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on finance and financial services. Starting in 1987 at BMW's Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW's Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW AG in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Head of Sales & Marketing.

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a Master's degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Dr. Stephan Leithner

Year of birth: 1966
First appointed: 2012
Term expires: 2020

Dr. Stephan Leithner became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our CEO Europe (excluding Germany and the UK) and is responsible for Human Resources (HR), Compliance, Anti-Financial Crime (AFC), Government & Regulatory Affairs (GR&A) and Group Corporate Governance (GCG). Dr Leithner joined Deutsche Bank in 2000.

Prior to his current role, Dr. Leithner co-headed the Corporate Finance division and was responsible for Deutsche Bank's local Corporate Finance Country Coverage teams across Europe and Asia as well as for the Global Financial Institutions Group. His previous roles included responsibility for Deutsche Bank's German and European M&A business. Before joining Deutsche Bank in 2000, Dr. Leithner was a partner at McKinsey & Co.

He studied Economics and Business Administration at the University of St. Gallen, Switzerland, where he specialized in Finance and Accounting, completing his studies with a PhD.

Dr. Leithner is a member of the following Supervisory Boards: BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse des Bankgewerbes e.V.

Stuart Wilson Lewis
Year of birth: 1965
First appointed: 2012
Term expires: 2020

Stuart Wilson Lewis became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Risk Officer. He joined Deutsche Bank in 1996. Prior to assuming his current role, Mr. Lewis was Deputy Chief Risk Officer and subsequently Chief Risk Officer of the Corporate & Investment Bank from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London. He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis is non-executive member of the Board of Directors of the London Stock Exchange.

Rainer Neske
Year of birth: 1964
First appointed: 2009
Term expires: 2017

Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee. From 2003 to 2011, Mr. Neske was Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On our Management Board, he is responsible for our Private & Business Clients division.

Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a Master's degree in Information Technology.

Mr. Neske does not have any external directorships subject to disclosure.

Henry Ritchotte
Year of birth: 1963
First appointed: 2012
Term expires: 2020

Henry Ritchotte became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Operating Officer. He joined Deutsche Bank in 1995. Prior to assuming his current role, Mr. Ritchotte held the position of Chief Operating Officer for the Corporate & Investment Bank from 2010 to 2012, having previously been Chief Operating Officer for the Global Markets division.

He played a decisive role in the strategic recalibration and further integration of the Corporate & Investment Bank. His previous roles at Deutsche Bank include serving as Head of Global Markets in Tokyo. Mr. Ritchotte joined Deutsche Bank in 1995 in fixed income sales after starting his career with Merrill Lynch in New York in 1993.

He holds a Bachelor's degree in History from Haverford College, a Master's degree in East Asian Studies and an MBA from the University of Chicago.

Mr. Ritchotte does not have any external directorships subject to disclosure.

Christian Sewing

Year of birth: 1970
First appointed: 2015
Term expires: 2017

Christian Sewing became a member of our Management Board and a member of the Group Executive Committee on January 1, 2015. He is responsible for Legal, Incident Management Group and Group Audit. Prior to assuming his current role, Mr. Sewing was Global Head of Group Audit and before that held a number of positions in Risk. From 2012 to 2013, he was Deputy Chief Risk Officer and Head of Risk Management and Risk Strategy. From 2010 to 2012, he served as Deutsche Bank's Chief Credit Officer.

Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed his professional training in banking at Deutsche Bank in 1989.

From 2005 until 2007 Christian Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank.

Mr. Sewing does not have any external directorships subject to disclosure.

Following the conclusion of the Annual General Meeting on May 21, 2015, Dr. Marcus Schenck will be appointed to the Management Board of Deutsche Bank, at which time he will succeed Mr. Krause as Chief Financial Officer.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Co-Chairmen of the Management Board, Mr. Fitschen and Mr. Jain, are also the Co-Chairmen of the Group Executive Committee.

The Group Executive Committee performs advisory, coordinating and decision-preparing functions for the Management Board, primarily with regard to strategic positioning and matters relating to corporate structure and culture.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. The Supervisory Board decides on the appointment and dismissal of members of the Management Board including long-term succession planning for the Management Board based on the recommendations of the Chairman's Committee. Based on the recommendation of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board, resolves on the compensation system for the Management Board and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Co-Chairmen of the Management Board, and consults with them on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Co-Chairmen of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets, if required, without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.deutsche-bank.com/corporate-governance).

The members representing our shareholders were elected at the Annual General Meeting on May 23, 2013, except for Ms. Garrett-Cox, who was elected at the Annual General Meeting on May 26, 2011, and Dr. Achleitner, Mr. Löscher and Professor Dr. Trützschler, who were elected at the Annual General Meeting on May 31, 2012. The election of employee representatives took place on April 16, 2013.

Ms. Labarge stepped down from the Supervisory Board, effective June 30, 2014. To succeed her, Ms. Parent was appointed to the Supervisory Board by the court with effect from July 1, 2014.

The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires: 2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; Henkel AG & Co. KGaA (member of the Shareholders' Committee)
Frank Bsirske* Year of birth: 1952 First elected: 2013 Term expires: 2018	Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	RWE AG (Deputy Chairman); Deutsche Postbank AG (Deputy Chairman); IBM Central Holding GmbH; Kreditanstalt für Wiederaufbau (KfW)
John Cryan Year of birth: 1960 First elected: 2013 Term expires: 2018	President Europe, Head Africa, Head Portfolio Strategy, and Head Credit Portfolio of Temasek International Pte Ltd. (until July 31, 2014), London	Man Group plc (since January 2015); ST Asset Management Pte Ltd (Chairman); Tana Africa Capital Limited
Dina Dublon Year of birth: 1953 First elected: 2013 Term expires: 2018		Accenture Plc; Microsoft Corporation (until December 2014); PepsiCo Inc.
Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc, Dundee	Alliance Trust Savings Ltd. (Executive Chairman); Alliance Trust Investments (formerly Alliance Trust Asset Management Ltd.) (Chief Executive)
Timo Heider* Year of birth: 1975 First elected: 2013 Term expires: 2018	Chairman of the Group Staff Council of Deutsche Postbank AG; Chairman of the General Staff Council of BHW Kreditservice GmbH; Chairman of the Staff Council of BHW Bausparkasse AG, BHW Kreditservice GmbH, Postbank Finanzberatung AG and BHW Holding AG; Member of the Group Staff Council of Deutsche Bank; Member of the European Staff Council	Deutsche Postbank AG; BHW Bausparkasse AG (Deputy Chairman); BHW Holding AG (Deputy Chairman) (until November 2014); Pensionskasse der BHW Bausparkasse AG VVa.G. (Deputy Chairman); PBC Banking Services GmbH (member of the Advisory Board)
Alfred Herling* Year of birth: 1952 First elected: 2008 Term expires: 2018	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; Member of the European Staff Council; Chairman of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure
Sabine Irrgang* Year of birth: 1962 First elected: 2013 Term expires: 2018	Head of Human Resources Management (Württemberg), Deutsche Bank AG	No memberships or directorships subject to disclosure
Professor Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2018	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation (until June 2014); Deutsche Post AG; Wipro Technologies (until June 2014); BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH
Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2018	Chairperson of the Staff Council Group COO Eschborn/Frankfurt of Deutsche Bank	Sterbekasse für die Angestellten der Deutsche Bank VVa.G.

Member	Principal occupation	Supervisory board memberships and other directorships
Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	Chief Executive Officer of Renova Management AG, Zurich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (until April 2014); TBG Limited (until November 2014); TBG AG (since December 2014); Sulzer AG (Chairman of the Board of Directors) (since March 2014); Conscientia Investment Limited (December 2014 until February 2015)
Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure
Louise Parent Year of birth: 1950 Appointment by court: 2014	Of Counsel, Cleary Gottlieb Steen & Hamilton LLP, New York	Zoetis Inc.
Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)
Bernd Rose* Year of birth: 1967 First elected: 2013 Term expires: 2018	Chairman of the Joint General Staff Council of Postbank Filialvertrieb AG and Postbank Filial GmbH; Member of the General Staff Council of Deutsche Postbank, Member of the General Staff Council of Deutsche Bank; Member of the European Staff Council	Deutsche Postbank AG; Postbank Filialvertrieb AG; ver.di Vermögensverwaltungsgesellschaft (Deputy Chairman)
Rudolf Stockem* Year of birth: 1956 Promoted to the post as Alternate Member: 2012 Term expires: 2018	Secretary to the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	Deutsche Bank Privat- und Geschäftskunden AG; PBC Banking Services GmbH (member of the Advisory Board)
Stephan Szukalski* Year of birth: 1967 First elected: 2013 Term expires: 2018	Federal Chairman of the German Association of Bank Employees (Deutscher Bankangestellten-Verband: DBV); Chairman of the Staff Council of Betriebs-Center für Banken AG	Betriebs-Center für Banken AG; PBC Banking Services GmbH (member of the Advisory Board)
Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2018	Chairman of the Management Board of E.ON SE, Dusseldorf	Salzgitter AG
Georg F. Thoma Year of birth: 1944 First elected: 2013 Term expires: 2018	Of Counsel, Shearman & Sterling LLP (Partner until December 31, 2014), Frankfurt	NOVA Chemicals Corporation (until February 2014); Sapinda Holding B.V. (since July 2014)
Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Sartorius AG; TAKKT AG (Deputy Chairman) (until June 2014); Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilh. Werhahn KG

* Elected by the employees in Germany.

In accordance with the German Banking Act, members of the Supervisory Board must be reliable, must have the expertise required to perform their control function and to assess and monitor the businesses the company operates, and must commit sufficient time to the performance of their tasks. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010 and amended them in January 2014. These objectives have also been taken into consideration in Section 4 of the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.de/corporate-governance).

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a group possess the knowledge, ability and expert experience to properly complete its tasks. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The composition of the Supervisory Board should ensure the Supervisory Board's qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a group to have all of the knowledge and experience considered to be essential while taking into account the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Section 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of, or perform advisory duties, at major competitors. Important and not just temporary conflicts of interest with respect to a member of the Supervisory Board should lead to a termination of the mandate. With effect from July 1, 2014 members of the Supervisory Board do not hold more than the allowed number of supervisory board mandates according to Section 25d of the German Banking Act (KWG) or mandates in supervisory bodies of companies which have similar requirements. There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Annual General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers and private lives of four members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs or a comparable executive function of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the Supervisory Board elections in 2008 and also for those held in 2013. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the specified objectives, Ms. Garrett-Cox was elected by the 2011 General Meeting and Ms. Dublon by the 2013 General Meeting, in each case based on the proposals of the Supervisory Board. Ms. Parent was appointed by the court on July 1, 2014. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts seven women among its members, which corresponds to 35 % and three of them are shareholder representatives. The Supervisory Board strives to maintain this number. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank's various diversity initiatives, please see the Annual Review 2014, which is available at www.deutsche-bank.com/ir/en/content/reports_2014.htm, and Deutsche Bank's Career Portal on the Internet at www.db.com/careers/index_e.html).

In accordance with Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank has business relations with. Business transactions with these companies are conducted under the same conditions as those between unrelated third parties. These transactions, in our opinion, do not affect the independence of the Supervisory Board members involved.

Standing Committees

The Supervisory Board has established the following seven standing committees. The Report of the Supervisory Board in the Financial Report 2014 provides information on the concrete work of the committees over the preceding year.

Chairman's Committee: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, while taking into account the recommendations of the Nomination Committee. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board's sole authority to decide on the compensation of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act (AktG) and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act (AktG). Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held thirteen meetings in 2014.

The current members of the Chairman's Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

Nomination Committee: The shareholder representatives on the Nomination Committee prepare the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, they orient their recommendations on the criteria specified by the Supervisory Board for its composition. In accordance with Section 25d (11) of the German Banking Act (KWG), which became effective on January 1, 2014, the Nomination Committee supports the Supervisory Board in identifying candidates to fill positions on the bank's Management Board, drawing up an objective to promote the representation of the underrepresented gender on the Supervisory Board as well as a strategy for achieving this. It supports the Supervisory Board with the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and makes recommendations regarding this to the Supervisory Board. It continues to support the Supervisory Board with the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively. The Nomination Committee reviews the management's principles for selecting and appointing persons to the upper management levels and the recommendations made to the Management Board in this respect. The Nomination Committee held five meetings in 2014.

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling, Professor Dr. Henning Kagermann and Dr. Johannes Teyssen.

Audit Committee: The Audit Committee supports the Supervisory Board in the following matters in particular: in monitoring the financial accounting process; the effectiveness of the risk management system, particularly of the internal control system and the internal audit system; the auditing of the financial statements, especially with regard to the auditor's independence and the additional services provided by the auditor; and the Management Board's prompt remediation – through suitable measures – of the deficiencies identified by the auditor. The Audit Committee pre-reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on establishing the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor's remuneration and supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. The Audit Committee is entitled to obtain, in connection with its activities, information from the auditor, the Management Board, the head of internal audit and the head of risk controlling and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board. The Chairman of the Audit Committee is entitled, in addition to the Chairman of the Supervisory Board, to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal audit process and issues relating to the audit. The Audit Committee supports the Supervisory Board in connection with its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the Principal Accountant Fees and Services section starting on page 505 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held ten meetings in 2014.

The current members of the Audit Committee are John Cryan (Chairman), Dr. Paul Achleitner, Henriette Mark, Gabriele Platscher, Bernd Rose and Professor Dr. Klaus Rüdiger Trützschler.

Risk Committee: The Risk Committee advises the Supervisory Board, in particular on the current and future overall risk appetite and overall risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the upper management level. The Risk Committee monitors the terms and conditions in the client business to ensure they are in line with the bank's business model and risk structure. If this is not the case, the Risk Committee requests proposals from the Management Board on how the terms and conditions in the client business could be structured to bring them into line with the bank's business model and risk structure, and monitors their implementation. The Risk Committee examines whether the incentives set by the compensation system take into consideration the company's risk, capital and liquidity structure as well as the likelihood and timing of earnings. The Risk Committee also performs all of the tasks assigned to it by law or regulatory authorities. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail (for additional information on the disclosure of the risk management objectives and policies for individual risk categories, please see the Risk Report starting on page 56 of the Financial Report). The Chairman of the Risk Committee is entitled to obtain, in connection with its activities, information directly from the Management Board, the head of internal audit and the head of risk controlling and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board. The Risk Committee held seven meetings in 2014.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman until January 28, 2015), Dina Dublon (Chairperson since January 28, 2015), John Cryan, Suzanne Labarge (until June 30, 2014), Louise Parent (since July 29, 2014) and Rudolf Stockem.

Integrity Committee: The Integrity Committee continually advises and monitors the Management Board with regard to whether management is committed to the economically sound, sustainable development of the company while observing the principles of sound, responsible management, fulfilling the company's social responsibilities and protecting the natural resources of the environment (environmental, social and governance (ESG) issues); and with regard to whether the business management is aligned to these with the objective of a holistic corporate culture. The Integrity Committee deals, in particular, with the following matters: It monitors the Management Board's measures to ensure the company's compliance with legal requirements, authorities' regulations and the company's own in-house policies. It regularly reviews the bank's Code of Business Conduct and Ethics to foster exemplary conduct on the part of company employees, both within and outside the company, and that such conduct is not just aligned to formal compliance with statutory requirements. It observes and analyzes the legal and reputational risks that are material to the bank and advocates their avoidance. For this purpose, it advises the Management Board on how to generate awareness of the importance of such risks. For the avoidance of significant legal and reputational risks, it regularly checks whether the risk management provides an appropriate basis for the Supervisory Board to properly perform its monitoring tasks. As necessary, it prepares decisions of the Supervisory Board to ensure the adequate involvement of the Supervisory Board in the bank's risk management. The Integrity Committee also prepares the Supervisory Board decisions on pursuing recourse claims or taking other measures against current or former members of the Management Board. The Integrity Committee held fifteen meetings in 2014.

The current members of the Integrity Committee are Georg Thoma (Chairman), Dr. Paul Achleitner, Sabine Irrgang, Timo Heider, Martina Klee and Peter Löscher.

Compensation Control Committee: The Compensation Control Committee supports the Supervisory Board in the appropriate structuring of the compensation systems for senior management. It monitors the appropriate structure of the compensation systems for senior management and employees and, in particular, the appropriate structure of the compensation for the heads of the risk control function and compliance function and for the employees who have a material influence on the bank's overall risk profile. It supports the Supervisory Board in monitoring the appropriate structure of the compensation systems for the company's employees and assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the bank's sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. The Compensation Control Committee prepares the Supervisory Board's resolutions on the compensation of senior management, considering, in particular, the effects of the resolutions on the company's risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It prepares the Supervisory Board's resolutions on setting the total amount of variable compensation for senior managers in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Compensation Control Committee held seven meetings in 2014.

The current members of the Compensation Control Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

Mediation Committee: In addition to these six committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2014.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman), Alfred Herling, Professor Dr. Henning Kagermann and Stephan Szukalski.

Further details regarding the Chairman's Committee, the Nomination Committee, the Audit Committee, the Risk Committee, the Integrity Committee and the Compensation Control Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.com/corporate-governance).

Share Plans

For information on our employee share programs, please refer to Note 35 "Employee Benefits" to the Consolidated Financial Statements.

Reporting and Transparency

Directors' Compensation

For information on the compensation of the members of the Management Board and Supervisory Board, please refer to our detailed Compensation Report in the Management Report.

Directors' Share Ownership

Management Board. For information on the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	0	0
Frank Bsirske	0	0
John Cryan	0	0
Dina Dublon	0	0
Katherine Garrett-Cox	0	0
Timo Heider	0	0
Alfred Herling	1,499	10
Sabine Irrgang	707	10
Professor Dr. Henning Kagermann	0	0
Martina Klee	1,099	0
Peter Löscher	0	0
Henriette Mark	960	10
Louise Parent	0	0
Gabriele Platscher	1,018	4
Bernd Rose	0	0
Rudolf Stockem	0	0
Stephan Szukalski	0	0
Dr. Johannes Teyssen	0	0
Georg Thoma	2,250	0
Professor Dr. Klaus Rüdiger Trützschler	2,950	0
Total	10,483	34

The members of the Supervisory Board held 10,483 shares, amounting to less than 0.01 % of our shares as of February 23, 2015.

As listed in the "Number of share awards" column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2015.

As described in the "Management Report: Compensation Report: Compensation System for Supervisory Board Members", 25 % of each member's compensation for services as a member of the Supervisory Board for a given prior year is, rather than being paid in cash, converted into notional shares of Deutsche Bank in February of the following year. The cash value of the notional shares is paid to the member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the market price of the Deutsche Bank share near the payment date. The table in the section specified above shows the number of notional shares that were credited in February 2015 to members of the Supervisory Board as part of their 2014 compensation.

Related Party Transactions

For information on related party transactions please refer to Note 38 "Related Party Transactions".

Auditing and Controlling

Audit Committee Financial Expert

The Supervisory Board determined that Dr. Paul Achleitner, John Cryan and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. These audit committee financial experts are "independent" of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the German Stock Corporation Act (AktG). In accordance with the provisions of Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG) as well as Section 25d (9) of the German Banking Act (KWG), they have the required expert knowledge in financial accounting and auditing. For a description of their experience, please see "Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board" on pages 496 to 500 of the Financial Report.

Compensation Control Committee Compensation Expert

Since January 1, 2014, pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company's overall risk appetite and strategy and the bank's capital base. The Supervisory Board determined that Dr. Paul Achleitner and Professor Dr. Henning Kagermann, members of the Compensation Control Committee, fulfill the requirements of Section 25d (12) of the German Banking Act (KWG) and therefore have the required expertise and professional experience in risk management and risk controlling.

Code of Business Conduct and Ethics

Deutsche Bank's Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern em-ployee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board and the Group Executive Committee. It reflects our values and believes. In addition, it forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a code of ethics with special obligations that apply to our "Senior Financial Officers", which currently consist of Deutsche Bank's Co-Chairmen of the Management Board, Chief Financial Officer, Head of Group Reporting and the members of the Group Finance Committee. There were no amendments or waivers to this code of ethics in 2014. Information regarding any future amendments or waivers will be published on Deutsche Bank's code of ethics website, referred to below.

The current versions of the codes of ethics are available from Deutsche Bank's website: www.deutsche-bank.com/ir/en/content/code_of_ethics.htm.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant's appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant's independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2013 and 2014 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftsprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) Audit fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit fees, (3) Tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).

Fee category in € m.	2014	2013
Audit fees	54	55
Audit-related fees	14	16
Tax-related fees	8	8
All other fees	2	0
Total fees[1]	**78**	79

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are currently not audited by KPMG. The decrease in Audit fees is mainly driven by additional costs caused by an extraordinary annual meeting in 2013. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Accounting Engagement Team. The Group Finance Committee must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2013 and 2014, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services in each category that was subject to such a waiver was less than 5 % for each year.

Compliance with the German Corporate Governance Code

Declaration pursuant to Section 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2014)

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 29, 2013, was reissued at the meeting of the Supervisory Board on October 29, 2014. The Management Board and Supervisory Board state according to Section 161 of the Stock Corporation Act:

1. The last Declaration of Conformity was issued on October 29, 2013. Since then Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" in the version dated May 13, 2013, published in the Bundesanzeiger on June 10, 2013, with the following exceptions:

– Relating to No. 5.3.3, according to which the Supervisory Board is to form a Nomination Committee composed exclusively of shareholder representatives. Due to the requirements of Section 25 (d) German Banking Act (KWG), Deutsche Bank AG does not fully comply with the recommendations in No. 5.3.3. Section 25 (d) KWG stipulates that the Nomination Committee of the Supervisory Board of Deutsche Bank AG must take on additional tasks that should be performed not solely by the shareholder representatives on the Supervisory Board. For this reason, the Nomination Committee also comprises representatives of the employees. However, it will be ensured that the candidate recommendations for the election proposals to the General Meeting will be made exclusively by the Committee's shareholder representatives.

– Relating to No. 4.2.3 (3), according to which, for pension schemes, the Supervisory Board is to establish the targeted pension level – also considering the length of service as Management Board member – and to take into account the resulting annual and long-term expense for the company. For the members of the Management Board of Deutsche Bank AG, there was a defined contribution plan with annual contribution amounts that were calculated on an assessment basis linked to the respective fixed and variable compensation amounts. As a result, the amount of the annual contribution amounts varied and a definition of the targeted pension level was neither possible, nor intended. With retroactive effect as of January 1, 2014, Deutsche Bank AG changed the pension plan commitments so that the annual contributions are awarded as fixed amounts that are no longer dependent on the amount of compensation. This makes it possible – for specific award periods – to calculate and state the targeted pension level. We therefore hold the opinion that we diverged from No. 4.2.3 (3) only until the new rules became retroactively effective on January 1, 2014, and that starting from this date we have complied with the recommendation because, based on the conditions of the agreements concluded with each individual, a pension benefit as of a given leaving date can be determined.

2. The Code recommends in No. 4.2.3 (2) sentence 6 that the amount of compensation for the Management Board members is to be capped, both overall and with regard to variable compensation components. The existing employment contracts (in conjunction with equity plan conditions) of the Management Board members provide for a limit (cap) in the awarding of total compensation and their variable compensation components. In this context, some hold the view that such limits would have to apply not only to the granting and awarding of the compensation components but also to their later payout. Although Deutsche Bank AG does not consider this view to be convincing, we state merely as a precautionary measure that a limit (cap) has not been set for the payout amount of the deferred equity-based compensation and that therefore Deutsche Bank AG has not complied with the recommendation in No. 4.2.3 (2) sentence 6 according to this interpretation.

3. On June 24, 2014, the "Government Commission on the German Corporate Governance Code" submitted a new version of the Code, which was published in the Bundesanzeiger on September 30, 2014. The changes serve solely as clarifying explanations of the model tables for Management Board compensation 2014. Deutsche Bank AG has thus complied with the new version with the exceptions stated above and complies as of today with this version of the Code with the following exceptions:

— Relating to No. 5.3.3, based on the reason specified above in 1., first indentation.
— Relating to No. 4.2.3 (2) sentence 6, based on the reason stated in 2. above.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 24, 2014, with the following exceptions:

— The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.2). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for forming an opinion can no longer be expected after this point by shareholders who only participate through proxies.
— Our broadcast of the General Meeting through the Internet (Code No. 2.3.3) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

5

Supplementary Information

Management Board

Jürgen Fitschen
Co-Chairman

Anshuman Jain
Co-Chairman

Stefan Krause

Dr. Stephan Leithner

Stuart Wilson Lewis

Rainer Neske

Henry Ritchotte

Christian Sewing
since January 1, 2015

Supervisory Board

Dr. Paul Achleitner
– Chairman
Munich

Alfred Herling*
– Deputy Chairman
Deutsche Bank AG,
Wuppertal

Frank Bsirske*
Chairman of the trade union ver.di
(Vereinte Dienstleistungsgewerkschaft),
Berlin

John Cryan
President Europe, Head Africa,
Head Portfolio Strategy, Head Credit
Portfolio, Temasek International
Pte Ltd.
(until July 31, 2014),
London

Dina Dublon
New York

Katherine Garrett-Cox
Chief Executive Officer of
Alliance Trust Plc,
Brechin, Angus

Timo Heider*
BHW Bausparkasse AG,
Emmerthal

Sabine Irrgang*
Deutsche Bank AG,
Mannheim

Prof. Dr. Henning Kagermann
President of acatech – German
Academy of Science
and Engineering,
Königs Wusterhausen

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
until June 30, 2014
Oakville

Peter Löscher
Chief Executive Officer
Renova Management AG,
Munich

Henriette Mark*
Deutsche Bank AG,
Munich

Louise Parent
since July 1, 2014
Of Counsel, Cleary Gottlieb Steen &
Hamilton LLP,
New York

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Bernd Rose*
Postbank GBR Filialbetrieb AG and
Postbank Filial GmbH,
Menden

Rudolf Stockem*
Trade Union Secretary of ver.di –
Vereinte Dienstleistungsgewerkschaft,
Aachen

Stephan Szukalski*
Deutsche Postbank AG,
Frankfurt am Main

Dr. Johannes Teyssen
Chairman of the
Management Board of E.ON SE,
Dusseldorf

Georg Thoma
Of Counsel, Shearman & Sterling LLP
(Partner until December 31, 2014),
Neuss

Prof. Dr. Klaus Rüdiger Trützschler
Essen

*Elected by the employees in Germany

Committees

Chairman's Committee
Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

Mediation Committee
Dr. Paul Achleitner
– Chairman

Alfred Herling*

Prof. Dr. Henning Kagermann

Stephan Szukalski*

Audit Committee
John Cryan
– Chairman

Dr. Paul Achleitner

Henriette Mark*

Gabriele Platscher*

Bernd Rose*

Prof. Dr. Klaus Rüdiger Trützschler

Risk Committee
Dina Dublon
– Chairperson (since January 28, 2015)

Dr. Paul Achleitner
(Chairman until January 28, 2015)

John Cryan

Suzanne Labarge
until June 30, 2014

Louise Parent
since July 1, 2014

Rudolf Stockem*

Nomination Committee
Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

Dr. Johannes Teyssen

Integrity Committee
Georg Thoma
– Chairman

Dr. Paul Achleitner

Timo Heider*

Sabine Irrgang*

Martina Klee*

Peter Löscher

Compensation Control Committee
Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

*Elected by the employees in Germany.

Advisory Boards

The Advisory Boards are published on
Deutsche Bank's website at
www.db.com/advisory-boards

Group Five-Year Record

Balance Sheet in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Total assets	1,708,703	1,611,400	2,022,275	2,164,103	1,905,630
Loans	405,612	376,582	397,377	412,514	407,729
Total liabilities[1]	1,635,481	1,566,434	1,968,035	2,109,443	1,855,262
Total shareholders' equity[1]	68,351	54,719	54,001	53,390	48,819
Noncontrolling interests	253	247	239	1,270	1,549
Tier 1 capital[2]	50,695	50,717	50,483	49,047	42,565
Total regulatory capital[2]	63,072	55,464	57,015	55,226	48,688

Income Statement in € m.	2014	2013	2012	2011	2010
Net interest income	14,272	14,834	15,975	17,445	15,583
Provision for credit losses	1,134	2,065	1,721	1,839	1,274
Commissions and fee income[3]	12,409	12,308	11,809	11,878	10,669
Net gains (losses) on financial assets/liabilities at fair value through profit or loss[3]	4,299	3,817	5,608	2,724	3,354
Other noninterest income (loss)	969	956	344	1,181	(1,039)
Total noninterest income	**17,677**	17,082	17,761	15,783	12,984
Compensation and benefits	12,512	12,329	13,490	13,135	12,671
General and administrative expenses	14,654	15,126	15,017	12,657	10,133
Policyholder benefits and claims	289	460	414	207	485
Impairment of intangible assets	111	79	1,886	0	29
Restructuring activities	133	399	394	0	0
Total noninterest expenses	**27,699**	28,394	31,201	25,999	23,318
Income before income taxes	**3,116**	1,456	814	5,390	3,975
Income tax expense	1,425	775	498	1,064	1,645
Net income	**1,691**	681	316	4,326	2,330
Net income (loss) attributable to noncontrolling interests	28	15	53	194	20
Net income attributable to Deutsche Bank shareholders	1,663	666	263	4,132	2,310

Key figures	2014	2013	2012	2011	2010
Basic earnings per share[4]	€ 1.34	€ 0.64	€ 0.27	€ 4.25	€ 2.93
Diluted earnings per share[4]	€ 1.31	€ 0.62	€ 0.26	€ 4.11	€ 2.80
Dividends paid per share in period	€ 0.75	€ 0.75	€ 0.75	€ 0.75	€ 0.75
Return on average shareholders' equity (post-tax)	2.7 %	1.2 %	0.5 %	8.2 %	5.5 %
Pre-tax return on average shareholders' equity	5.0 %	2.6 %	1.3 %	10.2 %	9.5 %
Cost/income ratio	86.7 %	89.0 %	92.5 %	78.2 %	81.6 %
Common Equity Tier 1 capital ratio[2]	15.2 %	12.8 %	11.4 %	9.5 %	8.7 %
Tier 1 capital ratio[2]	16.1 %	16.9 %	15.1 %	12.9 %	12.3 %
Total regulatory capital ratio[2]	17.2 %	18.5 %	17.1 %	14.5 %	14.1 %
Employees (full-time equivalent)[5]	98,138	98,254	98,219	100,996	102,062

[1] The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2] Figures presented for 2014 are based on the transitional rules of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on "Basel 2.5". Figures presented for 2010 are based on "Basel 2". The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.
[3] Prior periods have been restated. For further details please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
[4] The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increases in June 2014 and October 2010.
[5] Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Declaration of Backing

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset & Wealth Management International GmbH, Frankfurt am Main

Deutsche Asset & Wealth Management Investment GmbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

DEUTSCHE BANK A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Europe GmbH, Frankfurt am Main

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Nederland N.V., Amsterdam

Deutsche Bank Polska Spółka Akcyjna, Warsaw

Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank, Sociedad Anónima Española, Madrid

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) SA, Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Futures Singapore Pte Ltd, Singapore

Deutsche Holdings (Malta) Ltd., St. Julians

Deutsche Immobilien Leasing GmbH, Düsseldorf

Deutsche Morgan Grenfell Group Public Limited Company, London

Deutsche Postbank AG, Bonn

Deutsche Securities Inc., Tokyo

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

norisbank GmbH, Berlin

Public joint-stock company "Deutsche Bank DBU", Kiev

OOO "Deutsche Bank", Moscow

Sal. Oppenheim jr. & Cie. AG & Co. KGaA, Köln

Impressum / Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10 00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2014 and Financial Report 2014.

- Annual Review 2014 (German and English)
- Financial Report 2014 (German and English)
- Corporate Responsibility Report 2014 (German and English)
- Annual Financial Statements and Management Report of Deutsche Bank AG 2014 (German and English)

How to order:
E-Mail – Internet
service-center@bertelsmann.de
www.db.com/14

Fax
+49 18 05 07 08 08

Phone
+49 800 5 55 99 94

Mail
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Straße 1
D-33428 Harsewinkel
Germany

Online
All publications relating to our financial reporting are available at:
www.db.com/14

Publication
Published on March 20, 2015.

Cautionary statement regarding forward-looking statements
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2015 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

2015
Financial Calendar

April 29, 2015
Interim Report as of March 31, 2015

May 21, 2015
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

May 22, 2015
Dividend payment

July 30, 2015
Interim Report as of June 30, 2015

October 28, 2015
Interim Report as of September 30, 2015

2016
Financial Calendar

January 28, 2016
Preliminary results for the 2015 financial year

March 15, 2016
Annual Report 2015 and Form 20-F

April 28, 2016
Interim Report as of March 31, 2016

May 19, 2016
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

May 20, 2016
Dividend payment

July 2
Interim Report as of June 30, 2016

October 27, 2016
Interim Report as of September 30, 2016

Annual Review 2014



- Print version
- PDF download
- Online version: www.db.com/14

Financial Report 2014



- Print version
- PDF download
- Online version: www.db.com/14

Corporate Responsibility Report 2014



- Print version
- PDF download
- Online version: www.responsibility.db.com/14

Human Resources Report 2014



- PDF download: www.db.com/ir/reports